As filed with the United States Securities and Exchange Commission on November 6, 2017

Registration No. 333-220356

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DOUBLE EAGLE ACQUISITION CORP.*

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands*	6770	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2121 Avenue of the Stars, Suite 2300
Los Angeles, California 90067
(310) 209-7280

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Eli Baker
Vice President, General Counsel and Secretary
2121 Avenue of the Stars, Suite 2300
Los Angeles, California 90067
(310) 209-7280

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Joel L. Rubinstein Jonathan P. Rochwarger Elliott M. Smith Winston & Strawn LLP 200 Park Avenue New York, New York 10166 (212) 294-6700	William F. Schwitter Jeffrey J. Pellegrino Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 (212) 610-6300

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and all other conditions to the business combination described in the enclosed Proxy Statement/Prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Smaller reporting company ☐	Emerging growth company ☒	(Do not check if a smaller reporting company)

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)	Proposed maximum offering price per share		Proposed maximum aggregate offering price		Amount of registration fee
Units, each consisting of one share of Class A common stock, $0.0001 par value per share, and one Warrant(2)(12)(4)	7,170,596	$11.11	(3)	$79,665,322	(3)	$9,233.21
Class A common stock(5)(6)(14)	7,170,596	—		—		—	(7)
Warrants(8)(14)	7,170,596	—		—		—	(7)
Class A common stock(6)(9)(14)	55,329,404	$10.04	(10)	$555,507,216	(10)	$64,383.29
Warrants(12)(14)	62,329,404	$0.54	(14)	$33,657,878	(14)	$3,900.95
Class A common stock	4,634,894	—		—		—	(11)
Warrants	4,634,894	—		—		—	(11)
Total				$668,830,416		$77,517.45	(15)

(1)	Prior to the consummation of the business combination described in the proxy statement/prospectus forming part of this registration statement, Double Eagle Acquisition Corp., a Cayman Islands exempted company (“Double Eagle”), intends to effect a deregistration under Article 206 of the Cayman Islands Companies Law (2016 Revision) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which Double Eagle’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “domestication”). All securities being registered will be issued by Double Eagle Acquisition Corp. (after its domestication as a corporation incorporated in the State of Delaware), the continuing entity following the domestication (which will be renamed Williams Scotsman Corporation immediately after consummation of the business combination described herein) (referred to, both upon the domestication and subsequent to such change of name, as “WSC”).
(2)	The number of units of WSC being registered represents the number of units of Double Eagle that were sold by Double Eagle pursuant to the Registration Statements on Form S-1 (333-206356 and 333-206877) in connection with its initial public offering, less the number of units that have been separated, upon the request of the holder thereof, into the underlying public shares (as defined below) and underlying public warrants (as defined below) as of the date of the initial filing of this registration statement. The units will automatically convert by operation of law into units of WSC in the domestication (the “units”).
(3)	Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the units of Double Eagle on The NASDAQ Capital Market on September 1, 2017 ($11.11 per unit), in accordance with Rule 457(f)(1).
(4)	Includes 4,634,894 units that have been separated into their component public share and warrant following the payment of registration fees.
(5)	The number of shares of Class A common stock of WSC being registered represents the number of public shares that, as of the date of the initial filing of this registration statement, remain included in the units. See (2) above.
(6)	Pursuant to Rule 416(a), there are also being registered an indeterminable number of additional securities as may be issued to prevent dilution resulting from share splits, share dividends or similar transactions.
(7)	Pursuant to Rule 457(g), no registration fee is payable.
(8)	The number of warrants to acquire WSC Class A common stock being registered represents the number of public warrants that, as of the date of the initial filing of this registration statement, remain included in the units. See (2) above.
(9)	The number of shares of Class A common stock of WSC being registered represents (i) the number of Class A ordinary shares of Double Eagle that were sold as part of the units in Double Eagle’s initial public offering (the “public shares”), less the number of public shares that remain included in the units (see (2) above) as of the date of the initial filing of this registration statement, all of which public shares will automatically convert by operation of law into shares of Class A common stock of WSC in the domestication plus (ii) 12,500,000 shares of common stock representing 12,500,000 Class B ordinary shares of Double Eagle (“Class B ordinary shares”) that will automatically convert by operation of law into Class A ordinary shares in connection with the domestication, immediately following which, all such shares will convert into shares of Class A common stock of WSC in the domestication.
(10)	Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the Class A ordinary shares of Double Eagle on The Nasdaq Capital Market on September 1, 2017 ($10.04 per ordinary share), in accordance with Rule 457(f)(1).
(11)	Represents securities that were previously part of the units for which registration fees were previously paid. Pursuant to Rule 457(g), no additional registration fee is payable.
(12)	The number of warrants being registered represents (i) the number of warrants to acquire Class A ordinary shares of Double Eagle that were sold as part of the units by Double Eagle in its initial public offering (the “public warrants”), less the public warrants that remain included in the units plus (ii) 19,500,000 warrants to purchase Class A ordinary shares of Double Eagle that were issued in a private placement concurrently with Double Eagle’s initial public offering (the “private placement warrants” and together with the public warrants, the “warrants”). The warrants will automatically convert by operation of law into warrants to acquire WSC Class A common stock in the domestication.
(13)	Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the warrants of Double Eagle on The NASDAQ Capital Market on September 1, 2017 ($0.54 per warrant) in accordance with Rule 457(f)(1).
(14)	As described in the proxy statement/prospectus forming a part of this registration statement, on the effective date of the domestication and pursuant to the terms of the certificate of incorporation of WSC to be filed with the Secretary of State of the State of Delaware (the “Proposed Charter”), following the conversion of all Class B ordinary shares into Class A ordinary shares in accordance with the terms of the Proposed Charter, all Class A ordinary shares of Double Eagle will convert on a one-for-one basis into shares of Class A common stock of WSC and each outstanding unit will be separated into its component share of Class A common stock and warrant.
(15)	The registration fees with respect to Double Eagle’s units and the underlying shares of Class A common stock and warrants was previously paid.

*	Prior to the consummation of the business combination described herein, the Registrant intends to effect a deregistration under the Cayman Islands Companies Law (2016 Revision) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the Registrant’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. In connection with the business combination, the Registrant intends to change its name to Williams Scotsman Corporation.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described herein until the registration statement filed with the United States Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED NOVEMBER 6, 2017

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF
DOUBLE EAGLE ACQUISITION CORP.

PROSPECTUS FOR
4,634,894 UNITS (EACH UNIT COMPRISING ONE SHARE OF CLASS A COMMON STOCK AND ONE
WARRANT TO PURCHASE ONE-HALF OF ONE SHARE OF CLASS A COMMON STOCK),
57,569,435 SHARES OF CLASS A COMMON STOCK AND 64,865,106 WARRANTS TO PURCHASE 32,430,103 SHARES OF CLASS A COMMON STOCK, IN EACH CASE, OF DOUBLE EAGLE ACQUISITION CORP. (AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE), THE CONTINUING ENTITY FOLLOWING THE DOMESTICATION (WHICH WILL BE RENAMED WILLIAMS SCOTSMAN CORPORATION IMMEDIATELY AFTER CONSUMMATION OF THE BUSINESS COMBINATION)

The board of directors of Double Eagle Acquisition Corp., a Cayman Islands exempted company (“Double Eagle,” the “Company,” “we,” “us” or “our”), has unanimously approved the stock purchase agreement, dated as of August 21, 2017, as amended on September 6, 2017 and November 6, 2017 and as may be further amended from time to time (the “Stock Purchase Agreement”), by and among the Company, Williams Scotsman Holdings Corp., a Delaware corporation and a wholly owned subsidiary of the Company (the “Holdco Acquiror,” and, together with the Company, the “Acquirors”), Algeco Scotsman Global S.à r.l., a Luxembourg société à responsabilité limitée (“Algeco Global”) and Algeco Scotsman Holdings Kft., a Hungarian limited liability company (together with Algeco Global, the “Sellers”), pursuant to which the Holdco Acquiror will purchase from the Sellers all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Williams Scotsman common stock”), of Williams Scotsman International, Inc., a Delaware corporation (“WSII,” and together with its subsidiaries, “Williams Scotsman”) (the transactions contemplated by the Stock Purchase Agreement, the “business combination”).

As described in this proxy statement/prospectus, Double Eagle’s shareholders are being asked to consider and vote upon (among other things) the business combination, which includes the change of Double Eagle’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “domestication”). The continuing entity following the domestication will be renamed Williams Scotsman Corporation (“WSC”).

Under the Stock Purchase Agreement, the Holdco Acquiror will purchase from the Sellers, and the Sellers will sell to the Holdco Acquiror, in each case, on a pro rata basis in accordance with each Seller’s respective ownership of Williams Scotsman common stock, all of the issued and outstanding shares of Williams Scotsman common stock. The total amount payable by the Holdco Acquiror under the Stock Purchase Agreement is $1.1 billion (which amount is inclusive of the amounts required to pay third party and intercompany indebtedness as of the closing), of which (i) $1.0215 billion will be paid in cash (the “Cash Consideration”), first directly to repay indebtedness of Williams Scotsman as contemplated by the Stock Purchase Agreement, with the remainder to be paid directly to the Sellers as consideration for the Shares on a pro rata basis, calculated as follows: (a) 86.44% to Algeco Holdings and (b) 13.56% to Algeco Global, and (ii) the remaining $78.5 million will be paid to the Sellers as additional consideration for the Shares, on a pro rata basis, in the form of (x) shares of common stock of the Holdco Acquiror, representing a 10% equity interest in the Holdco Acquiror (the “Holdco Shares”), which shares will be exchangeable for shares of WSC Class A common stock pursuant to an exchange agreement, as described herein and (y) a corresponding number of shares of WSC Class B common stock, par value $0.0001 per share (“WSC Class B common stock”) representing a non-economic voting interest in WSC equal to the economic interest in WSC represented by the Holdco Shares on an as-exchanged basis (the “WSC Class B Shares” and, together with the Holdco Shares, the “Stock Consideration”). The Cash Consideration is expected to be funded from (i) gross debt financing proceeds of at least $490 million from secured debt financing commitments of $900 million in the aggregate, (ii) an equity investment by the TDR Investor in an amount equal to the Closing Date Commitment (as defined below) and (iii) cash in the Company’s trust account of at least $250 million and up to $500 million.

On the effective date of the domestication, the currently issued and outstanding Class B ordinary shares, par value $0.0001 per share, of Double Eagle (“Class B ordinary shares”) will automatically convert by operation of law, on a one-for-one basis, into Class A ordinary shares, par value $0.0001 per share, of Double Eagle (“Class A ordinary shares”). Immediately thereafter, the currently issued and outstanding Class A ordinary shares, will automatically convert by operation of law, on a one-for-one basis, into shares of Class A common stock, par value $0.0001 per share, of WSC (“WSC Class A common stock”and together with the WSC Class B common stock, the “WSC common stock”) in accordance with the terms of the certificate of incorporation of WSC to be filed with the Secretary of State of the State of Delaware (the “WSC Charter”).

This proxy statement/prospectus covers the following securities of WSC to be issued in the domestication: (i) 4,634,894 units (each unit including one share of WSC Class A common stock and one warrant to purchase one-half of one share of WSC Class A common stock), representing the units that were registered in our initial public offering less those that have been separated into their underlying public shares (as defined herein) and public warrants (as defined herein), (ii) 57,569,435 shares of WSC Class A common stock, representing our currently issued and outstanding Class A ordinary shares and Class B ordinary shares less the number of public shares that are represented by the aforementioned units and (iii) 64,865,106 warrants to acquire shares of WSC Class A common stock, representing our currently issued and outstanding warrants less the number of public warrants that are represented by the aforementioned units.

Double Eagle’s units, Class A ordinary shares and public warrants are currently listed on The Nasdaq Capital Market (“Nasdaq”) under the symbols “EAGLU,” “EAGL” and “EAGLW,” respectively. Double Eagle has applied to continue the listing of the WSC Class A common stock and public warrants effective upon the consummation of the business combination, on Nasdaq under the proposed symbols “WSC” and “WSCWW,” respectively.

This proxy statement/prospectus provides you with detailed information about the business combination and other matters to be considered at the general meeting. We urge you to carefully read this entire document and the documents incorporated herein by reference. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 44 of this proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions described in this proxy statement/prospectus, passed upon the fairness of the Stock Purchase Agreement or the transactions contemplated thereby, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated            , 2017, and is first being mailed to Double Eagle shareholders on or about            , 2017.

DOUBLE EAGLE ACQUISITION CORP.

A Cayman Islands Exempted Company
(Company Number 301315)
2121 Avenue of the Stars, Suite 2300
Los Angeles, California 90067

NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON NOVEMBER 16, 2017

TO THE SHAREHOLDERS OF DOUBLE EAGLE ACQUISITION CORP.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “general meeting”) of Double Eagle Acquisition Corp., a Cayman Islands exempted company, company number 301315 (“Double Eagle,” the “Company,” “we,” “us” or “our”), will be held at 9:30 a.m. Eastern Time, on November 16, 2017, at the offices of Winston & Strawn LLP, at 200 Park Avenue, New York, New York 10166. You are cordially invited to attend the meeting, which will be held for the following purposes:

(a)	Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve by ordinary resolution and adopt the stock purchase agreement, dated as of August 21, 2017, as amended on September 6, 2017 and November 6, 2017 and as may be further amended from time to time (the “Stock Purchase Agreement”), by and among the Company, Williams Scotsman Holdings Corp., a Delaware corporation and a wholly owned subsidiary of the Company (the “Holdco Acquiror,” and, together with the Company, the “Acquirors”), Algeco Scotsman Global S.à r.l., a Luxembourg société à responsabilité limitée (“Algeco Global”) and Algeco Scotsman Holdings Kft., a Hungarian limited liability company (together with Algeco Global, the “Sellers”), pursuant to which the Holdco Acquiror will purchase from the Sellers all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Williams Scotsman common stock”), of Williams Scotsman International, Inc., a Delaware corporation (“WSII” and after giving effect to the carve-out transaction discussed herein, “Williams Scotsman”) (the transactions contemplated by the Stock Purchase Agreement, the “business combination” and such proposal, the “business combination proposal”);
(b)	Proposal No. 2 — The Domestication Proposal — to consider and vote upon a proposal to approve by special resolution, assuming the business combination proposal is approved and adopted, the change of Double Eagle’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “domestication” and such proposal, the “domestication proposal”);
(c)	The Organizational Documents Proposals — to consider and vote upon four separate proposals (which we refer to, collectively, as the “organizational documents proposals”) to approve by special resolution, assuming the domestication proposal is approved and adopted, the following material differences between the current amended and restated memorandum and articles of association of Double Eagle (the “Existing Organizational Documents”) and the proposed new certificate of incorporation (the “Proposed Charter”) and bylaws (the “Proposed Bylaws,” and, together with the Proposed Charter, the “Proposed Organizational Documents”) of Williams Scotsman Corporation, the post-domestication company (“WSC”):
(1)	Proposal No. 3 — Organizational Documents Proposal A — to approve the provision in the Proposed Charter changing the authorized share capital from $40,100 divided into 380,000,000 Class A ordinary shares, par value $0.0001 per share (“Class A ordinary shares”), 20,000,000 Class B ordinary shares, par value $0.0001 per share (“Class B ordinary shares”), and 1,000,000 preferred shares, par value $0.0001 per share (“preferred shares”), to authorized capital stock of 501,000,000 shares, consisting of (x) 500,000,000 shares of common stock, including 400,000,000 shares of Class A common stock, par value $0.0001 per share of WSC (“WSC Class A common stock”), and 100,000,000 shares of Class B common stock, par value $0.0001 per share (“WSC Class B common stock” and, together with WSC Class A common stock, “WSC common stock”) and (y) 1,000,000 shares of preferred stock (we refer to this as “organizational documents proposal A”);
(2)	Proposal No. 4 — Organizational Documents Proposal B — to approve the provision in the Proposed Bylaws authorizing that only the board of directors, chairperson of the board of directors or the chief executive officer may call a meeting of stockholders (we refer to this as “organizational documents proposal B”);
(3)	Proposal No. 5 — Organizational Documents Proposal C — to approve the provision in the Proposed Charter providing that WSC’s board of directors will continue to be divided into three classes following the business combination, with each class generally serving for a term of three years and with only one class of directors being elected in each year (we refer to this as “organizational documents proposal C”);
(4)	Proposal No. 6 — Organizational Documents Proposal D — to approve all other changes in connection with the replacement of the current amended and restated memorandum and articles of association of Double Eagle with the proposed new certificate of incorporation and bylaws of WSC as part of the domestication, including, among other things, (i) changing the post-domestication corporate name from “Double Eagle Acquisition Corp.” to “Williams Scotsman Corporation” and making WSC’s corporate existence perpetual, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation, (iii) granting a waiver regarding corporate opportunities to WSC’s non-employee directors and (iv) removing certain provisions related to our status as a blank check company that will no longer apply upon consummation of the business combination, all of which Double Eagle’s board of directors believe are necessary to adequately address the needs of WSC after the business combination (we refer to this as “organizational documents proposal D”).
(d)	Proposal No. 7 — The Stock Issuance Proposal — to consider and vote upon a proposal to approve by ordinary resolution, assuming the business combination proposal, the domestication proposal and the organizational documents proposals are approved and adopted, for the purposes of complying with the applicable listing rules of The Nasdaq Stock Market (“Nasdaq”), (x) the issuance of shares of WSC Class A common stock (i) to a newly formed entity controlled by funds managed by TDR Capital LLP, certain of its affiliates, co-investors or syndicates (collectively, the “TDR Investor” or “TDR”) in a private placement (the “Private Placement”) at the closing of the business combination (the “Closing”), (ii) to the TDR Investor following the closing of the business combination, pursuant to the terms of the Equity Commitment Letter (as defined herein) and (iii) to the Sellers pursuant to the terms of the Exchange Agreement (as defined herein) and (y) the issuance of shares of WSC Class B common stock to the Sellers pursuant to the terms of the Stock Purchase Agreement, in each case as described in the accompanying proxy statement/prospectus (we refer to this proposal as the “stock issuance proposal”);
(e)	Proposal No. 8 — The Incentive Award Plan Proposal — to consider and vote upon a proposal to approve by ordinary resolution, assuming the business combination proposal, the domestication proposal, the organizational documents proposals and stock issuance proposal are approved and adopted, the Williams Scotsman Corporation 2017 Incentive Award Plan, a copy of which is attached to the accompanying proxy statement/prospectus as Annex E (we refer to this proposal as the “incentive award plan proposal” and, collectively with the business combination proposal, the domestication proposal, the organizational documents proposals and the stock issuance proposal, the “condition precedent proposals”); and
(f)	Proposal No. 9 — The Adjournment Proposal — to consider and vote upon a proposal to approve by ordinary resolution the adjournment of the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the general meeting, any of the condition precedent proposals would not be duly approved and adopted by our shareholders or we determine that one or more of the closing conditions under the Stock Purchase Agreement is not satisfied or waived (we refer to this proposal as the “adjournment proposal”).

Only holders of record of Double Eagle’s Class A ordinary shares and Class B ordinary shares (collectively, “ordinary shares”) at the close of business on October 30, 2017 are entitled to notice of and to vote and have their votes counted at the general meeting and any adjournment of the general meeting.

We are providing the accompanying proxy statement/prospectus and accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the general meeting and at any adjournment of the general meeting. Whether or not you plan to attend the general meeting, we urge you to read the accompanying proxy statement/prospectus (and any documents incorporated into the accompanying proxy statement/prospectus by reference) carefully. Please pay particular attention to the section entitled “Risk Factors.”

After careful consideration, Double Eagle’s board of directors has determined that each of the business combination proposal, the domestication proposal, the organizational documents proposals, the stock issuance proposal, the incentive award plan proposal and the adjournment proposal are in the best interests of Double Eagle and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of Double Eagle’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of Double Eagle and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Double Eagle’s Directors and Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion.

Under the Stock Purchase Agreement, the approval of each of the condition precedent proposals is a condition to the consummation of the business combination. The adoption of each condition precedent proposal is conditioned on the approval of all of the condition precedent proposals. The adjournment proposal is not conditioned on the approval of any other proposal. If our shareholders do not approve each of the condition precedent proposals, the business combination may not be consummated.

In connection with our initial public offering, our initial shareholders (consisting of Double Eagle Acquisition LLC, a Delaware limited liability company (our “Sponsor”), Harry E. Sloan and our independent directors at the time of our initial public offering) entered into letter agreements to vote their Class B ordinary shares purchased prior to our initial public offering (“founder shares”), as well as any Class A ordinary shares sold by us in our initial public offering (“public shares”) purchased by them during or after our initial public offering, in favor of the business combination proposal and we also expect them to vote their shares in favor of all other proposals being presented at the general meeting. As of the date hereof, our initial shareholders own 20.0% of our total outstanding ordinary shares.

Pursuant to Double Eagle’s Existing Organizational Documents, a holder of public shares (“public shareholder(s)”) may request that Double Eagle redeem all or a portion of its public shares (which would become shares of WSC Class A common stock in the domestication) for cash if the business combination is consummated. For the purposes of Article 49.3 of the Existing Organizational Documents and the Cayman Islands Companies Law (2016 Revision), the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in the accompanying proxy statement/prospectus shall be interpreted accordingly. You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and
(ii)	prior to 9:30 a.m., Eastern Time, on November 14, 2017, (a) submit a written request to Continental Stock Transfer & Trust Company, Double Eagle’s transfer agent (the “transfer agent”), that Double Eagle redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through Depository Trust Company (“DTC”).

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct it to do so. Public shareholders may elect to redeem all or a portion of their public shares even if they vote for the business combination proposal. If the business combination is not consummated, the public shares will not be redeemed for cash. If a public shareholder properly exercises its right to redeem its public shares and timely delivers its shares to the transfer agent, we will redeem each public share for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account established in connection with our initial public offering (the “trust account”), calculated as of two business days prior to the consummation of the business combination, including interest, less income taxes payable, divided by the number of then outstanding public shares. For illustrative purposes, as of June 30, 2017, this would have amounted to approximately $10.05 per public share. If a public shareholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. See “Extraordinary General Meeting — Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 20% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

Under the Stock Purchase Agreement, the Holdco Acquiror will purchase from the Sellers, and the Sellers will sell to the Holdco Acquiror, in each case, on a pro rata basis in accordance with each Seller’s respective ownership of Williams Scotsman common stock, par value $0.01 per share (“Williams Scotsman common stock”), all of the issued and outstanding shares of Williams Scotsman common stock. The total amount payable by the Holdco Acquiror under the Stock Purchase Agreement is $1.1 billion (which amount is inclusive of the amounts required to pay third party and intercompany indebtedness as of the closing), of which (1) $1.0215 billion will be paid in cash (the “Cash Consideration”), first to repay indebtedness of Williams Scotsman as contemplated by the Stock Purchase Agreement, with the remainder to be paid directly to the Sellers, on a pro rata basis, and (2) the remaining $78.5 million will be paid to the Sellers, on a pro rata basis, in the form of (i) shares of common stock of the Holdco Acquiror, representing a 10% equity interest in the Holdco Acquiror (the “Holdco Shares”), which shares will be exchangeable for shares of WSC Class A common stock pursuant to an exchange agreement, as described in the accompanying proxy statement/prospectus and (ii) a corresponding number of shares of WSC Class B common stock, representing a non-economic voting interest in WSC equal to the economic interest in WSC represented by the Holdco Shares on an as-exchanged basis (the “WSC Class B Shares” and, together with the Holdco Shares, the “Stock Consideration”). The Cash Consideration is expected to be funded from (i) gross debt financing proceeds of at least $490 million from secured debt financing commitments of $900 million in the aggregate, (ii) an equity investment by the TDR Investor in an amount equal to the Closing Date Commitment (as defined below) and (iii) cash in the Company’s trust account of at least $250 million and up to $500 million.

The consummation of the business combination is conditioned upon, among other things, the Company receiving gross proceeds of at least $490 million of debt financing and an equity investment in an amount equal to the Closing Date Commitment, approval by the Company’s shareholders of the Stock Purchase Agreement, the business combination and certain other actions related thereto, the consummation of a restructuring transaction relating to Williams Scotsman pursuant to which certain assets of WSII related to the remote accommodation business in the United States and Canada (Target Logistics) of Algeco Scotsman Global S.à r.l. (collectively with its subsidiaries, the “Algeco Group”) will be transferred to the Sellers or their affiliates (the “Carve-Out Transaction”), the availability of at least $250 million of cash in the Company’s trust account, after giving effect to redemptions of public shares, if any, the Company having at least $125 million of cash on a pro forma basis after giving effect to the consummation of the business combination and the other transactions contemplated thereby, and the receipt of consent from the existing lenders of the Sellers and certain of their affiliates. Unless waived, if any of these conditions are not satisfied, the business combination may not be consummated. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. See “The Business Combination Proposal — The Stock Purchase Agreement.”

In order to finance a portion of the Cash Consideration payable in the business combination and the costs and expenses incurred in connection therewith, (i) the Company entered into an amended equity commitment letter with the TDR Investor (the “Equity Commitment Letter”) and (ii) the Holdco Acquiror entered into an amended and restated debt commitment letter (the “Debt Commitment Letter”) with Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), Deutsche Bank AG, Canada Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank AG, New York Branch, Deutsche Bank Securities Inc., Morgan Stanley Senior Funding, Inc., Goldman Sachs Lending Partners LLC, Credit Suisse AG, Credit Suisse Securities (USA) LLC and ING Capital LLC (collectively, the “Commitment Parties”). Pursuant to the terms of the Equity Commitment Letter, the TDR Investor has committed to purchase, or cause the purchase of, (i) shares of WSC Class A common stock at a cash purchase price of $9.60 per share in an amount necessary to fund the Cash Consideration and the expenses relating to the business combination, as agreed to by the parties, after taking into account the debt financing proceeds and the trust account proceeds that are available to the Company plus (ii) up to 10 million additional shares of WSC Class A common stock at a cash purchase price of $10.00 per share, which amount of additional shares shall be dependent upon the aggregate dollar amount of redemptions at Closing (the “Closing Date Commitment”), which aggregate amount shall not exceed $500 million. In addition, following the Closing, if requested by WSC in connection with certain qualifying acquisitions, for a period of time following closing, on the terms and subject to the conditions set forth in the Equity Commitment Letter, the TDR Investor has committed to purchase, or cause the purchase of, additional shares of WSC Class A common stock at a cash purchase price of $10.00 per share in an amount equal to the difference between $500 million and the amount of the Closing Date Commitment (the “Post-Closing Commitment”), which amount, together with the Closing Date Commitment, shall not exceed $500 million. Pursuant to the terms of the Debt Commitment Letter, the Commitment Parties committed to make available to the Holdco Acquiror, at closing, a senior secured revolving credit facility in the aggregate principal amount of $600 million (the “ABL Facility”) and, to the extent the Holdco Acquiror does not receive at least $300 million of gross proceeds from the issuance of senior secured notes on the Closing Date, $300 million (minus the amount of gross proceeds from the issuance of senior secured notes on or prior to the Closing Date) aggregate principal amount of increasing rate loans (the “Bridge Loans”).

In connection with the closing of the business combination, the Sellers and the Acquirors will enter into an exchange agreement pursuant to which the Sellers will have the right to exchange all, but not less than all, of their Holdco Shares for newly issued shares of WSC Class A common stock in a private placement transaction. Upon such exchange, WSC will automatically redeem for no consideration all of the shares of WSC Class B common stock held by the Sellers. The Sellers and the Acquirors will also enter into a shareholders agreement setting forth certain rights and obligations of the Sellers as minority shareholders of the Holdco Acquiror.

Our Sponsor and Harry E. Sloan (together with the Sponsor, the “Founders”) will deposit into escrow their founder shares pursuant to an earnout agreement to be entered into at the Closing (the “Earnout Agreement”) and agree to a lock-up of their warrants that are exercisable for shares of WSC Class A common stock (the “founder warrants”). Pursuant to the Earnout Agreement, the founder shares and the founder warrants will be released from escrow to the Founders and/or transferred to the TDR Investor upon the achievement of certain earnout targets. Upon the expiration of the three year earnout period, any founder shares remaining in escrow that were not released in accordance with the Earnout Agreement will be transferred to the Company for cancellation. WSC, the TDR Investor, A/S Holdings, and certain other parties named therein will enter into an amended and restated registration rights agreement providing the initial investors, the TDR Investor and A/S Holdings with certain demand, shelf and piggyback registration rights covering all shares of WSC Class A common stock owned by each holder. The parties will enter into certain other ancillary agreements, including a transition services agreement and an IP services agreement pursuant to which the Sellers and the Acquirors will provide the other parties with certain transition services for a specified period of time following the closing of the business combination.

All Double Eagle shareholders are cordially invited to attend the general meeting in person. To ensure your representation at the general meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a shareholder of record holding ordinary shares, you may also cast your vote in person at the general meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the general meeting and vote in person, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker or bank how to vote, it will have no effect on the proposals because such action would not count as a vote cast at the general meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the general meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed business combination and related transactions and each of the proposals. We urge you to read the accompanying proxy statement/prospectus carefully. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing Double Eagle.info@morrowsodali.com. This notice of Extraordinary General Meeting and the proxy statement/prospectus are available at http://www.cstproxy.com/doubleeagleacquisitioncorp/smp2017.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,

           , 2017

Jeff Sagansky
President and Chief Executive Officer

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL NOT BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD CLASS A ORDINARY SHARES THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING CLASS A ORDINARY SHARES AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH, AND (III) DELIVER YOUR CLASS A ORDINARY SHARES TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING — REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions described in the accompanying proxy statement/prospectus, passed upon the merits or fairness of the Stock Purchase Agreement or the transactions contemplated thereby, or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

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REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Double Eagle, without charge, by written request to Eli Baker, Double Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, CA 90067, or by telephone request at (310) 209-7280; or Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing Double Eagle.info@morrowsodali.com, or from the SEC through the SEC website at the address provided above.

In order for you to receive timely delivery of the documents in advance of the general meeting of Double Eagle to be held on November 16, 2017, you must request the information no later than four business days prior to the date of the general meeting, by November 10, 2017.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this proxy statement/prospectus and in any document incorporated by reference herein that are not purely historical are forward-looking statements. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. The information included in this proxy statement/prospectus in relation to WSII and Williams Scotsman has been provided by WSII and Williams Scotsman and its management, and forward-looking statements include statements relating to WSII’s and Williams Scotsman’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus and in any document incorporated by reference herein may include, for example, statements about:

•	our ability to complete the business combination, or, if we do not consummate the business combination, any other initial business combination;
•	satisfaction of conditions to the business combination, including the Company receiving gross proceeds of at least $490 million of debt financing and an equity investment in an amount equal to the Closing Date Commitment (as defined below), the availability of at least $250 million of cash in the Company’s trust account, after giving effect to redemptions of public shares, if any, and the availability of at least $125 million of cash on a pro forma basis after giving effect to the consummation of the business combination and the other transactions contemplated hereby;
•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Stock Purchase Agreement;
•	the ability to obtain and/or maintain the listing of our Class A common stock on Nasdaq following the business combination;
•	our ability to raise financing in the future;
•	our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;
•	our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving the business combination, as a result of which they would then receive expense reimbursements;
•	our potential ability to obtain financing to complete the business combination;
•	our public securities’ potential liquidity and trading;
•	the use of proceeds not held in the trust account or available to us from interest income on the trust account balance;
•	factors relating to the business, operations and financial performance of Williams Scotsman, including:
•	its ability to effectively compete in the modular space and portable storage industry;
•	its reliance on third party manufacturers and suppliers;
•	its ability to successfully acquire and integrate new operations;
•	its inability to recognize deferred tax assets and tax loss carryforwards;
•	its ability to meet its debt service requirements and obligations;
•	market conditions and global and economic factors beyond Williams Scotsman’s control;

•	factors relating to the business, operations and financial performance of WSC, including:
•	market conditions and global and economic conditions and other factors beyond WSC’s control;
•	intense competition and competitive pressures from other companies worldwide in the industries in which WSC operates;
•	litigation and the ability to adequately protect WSC’s intellectual property rights; and
•	other factors detailed under the section entitled “Risk Factors”.

The forward-looking statements contained in this proxy statement/prospectus and in any document incorporated by reference herein are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading “Risk Factors” in this proxy statement and in our Annual Report on Form 10-K for the year ended December 31, 2016. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before a shareholder grants its proxy or instructs how its vote should be cast or vote on the proposals to be put to the general meeting, it should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement/prospectus may adversely affect Double Eagle, Williams Scotsman, or, following the consummation of the business combination, WSC.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

Q:	Why am I receiving this proxy statement/prospectus?
A:	Double Eagle is proposing to consummate a business combination with Williams Scotsman. Double Eagle and the Sellers have entered into the Stock Purchase Agreement, the terms of which are described in this proxy statement/prospectus. A copy of the Stock Purchase Agreement, as amended, is attached to this proxy statement/prospectus as Annex A. Double Eagle urges its shareholders to read the Stock Purchase Agreement in its entirety. The Stock Purchase Agreement, among other things, provides for the purchase by the Holdco Acquiror, a wholly-owned subsidiary of Double Eagle, from the Sellers and sale by the Sellers to the Holdco Acquiror, in each case, on a pro rata basis in accordance with each Seller’s respective ownership percentage, of all of the issued and outstanding shares of Williams Scotsman common stock, which is referred to, along with the other transactions contemplated by the Stock Purchase Agreement, as the “business combination.”

Consummation of the business combination requires the approval of shareholders holding a majority of the ordinary shares voting at a general meeting that is being called by Double Eagle.

Under the Stock Purchase Agreement, Double Eagle will domesticate as a Delaware corporation. On the effective date of the domestication, the Class B ordinary shares will automatically convert by operation of law, on a one-for-one basis, into Class A ordinary shares. Immediately thereafter, the Class A ordinary shares will automatically convert by operation of law, on a one-for-one basis, into WSC Class A common stock in accordance with the terms of the WSC Charter. WSC will also issue shares of WSC Class B common stock to the Sellers in an amount that will equal the equity interest in WSC represented by the Holdco Shares, which will be exchangeable for shares of WSC Class A common stock pursuant to the Exchange Agreement.

The provisions of the WSC Charter will differ materially from those of Double Eagle’s current amended and restated memorandum and articles of association. Please see “Questions and Answers About the Proposals — What amendments will be made to the Existing Organizational Documents of Double Eagle” below.

After the effectiveness of the domestication and before the closing of the business combination, each outstanding unit of WSC (each of which consists of one share of WSC Class A common stock and one warrant to purchase one-half of one share of WSC Class A common stock) will be separated into its component common stock and warrant.

THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.

Q:	Why is Double Eagle proposing the business combination?
A:	Double Eagle was organized to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities.

Founded more than 60 years ago, Williams Scotsman is a specialty rental services market leader providing modular space and portable storage solutions to diverse end markets across North America. Operating through its branch network of over 90 locations in the United States, Canada and Mexico its 1,300 employees provide high quality, cost effective modular space and portable storage solutions to a diversified client base of approximately 25,000 customers. Williams Scotsman’s products include single mobile and sales office units, multi-unit office complexes, classrooms, ground-level and stackable steel-frame office units, other specialty units and shipping containers for portable storage solutions. These products are delivered “Ready To Work” with its growing offering of value-added products and services (“VAPS”), such as the rental of steps, ramps, furniture packages, damage waivers and other amenities.

Williams Scotsman leases its modular space and portable storage units to customers in diverse end-markets, including commercial and industrial, construction, education, energy and natural resources, government, and other end-markets. To enhance its product and service offerings and its gross profit margin, Williams Scotsman offers delivery, installation and removal of its lease units and other VAPS.

Williams Scotsman believes this comprehensive offering, combined with its industry leading customer service capabilities, differentiates it from other providers of rental and business services and is captured in its “Ready To Work” value proposition. Williams Scotsman complements its core leasing business by selling both new and used units, allowing it to leverage its scale, achieve purchasing benefits, and redeploy capital employed in its lease fleet.

See “The Business Combination Proposal — Double Eagle’s Board of Directors’ Reasons for Approval of the Business Combination.”

Q:	What will WSII’s equity holders receive in return for the acquisition of Williams Scotsman by Double Eagle?
A:	In accordance with the terms and subject to the conditions of the Stock Purchase Agreement, upon completion of the business combination, the Holdco Acquiror will purchase from the Sellers all of the issued and outstanding shares of Williams Scotsman common stock. The total amount payable by the Holdco Acquiror under the Stock Purchase Agreement is $1.1 billion (which amount is inclusive of the amounts required to pay third party and intercompany indebtedness as of the closing), of which $1.0215 billion will be paid in cash (the “Cash Consideration”) first, directly to repay indebtedness of Williams Scotsman as contemplated by the Stock Purchase Agreement, with the remainder to be paid directly to the Sellers as consideration for the Shares, on a pro rata basis, and the remaining $78.5 million will be paid to the Sellers as additional consideration for the Shares, on a pro rata basis, in the form of (i) the Holdco Shares which shares will be exchangeable for shares of WSC Class A common stock pursuant to the Exchange Agreement, as described herein, and (ii) the WSC Class B Shares.
Q:	What equity stake will current Double Eagle shareholders and the TDR Investor hold in WSC immediately after the consummation of the business combination?
A:	Assuming (i) that no public shareholders exercise their redemption rights (no redemptions scenario), (ii) that the Sellers exchange all of the Holdco Acquiror shares received by them for WSC Class A common stock on a one-for-one basis, and (iii) that 31,510,417 shares of WSC Class A common stock are issued to the TDR Investor pursuant to the Private Placement, then upon the closing of the business combination our public shareholders would own approximately 56%, the TDR Investor would own approximately 35% and the Sellers would own approximately 9% of the total of 89,435,417 shares of issued and outstanding shares of WSC Class A common stock (excluding 12,425,000 shares of WSC Class A common stock to be held in escrow as of the closing and subject to release to Double Eagle Acquisition LLC, a Delaware limited liability company (our “Sponsor”) and Harry E. Sloan (together with the Sponsor, the “Founders”) and the TDR Investor in accordance with the terms of the Earnout Agreement (the “Earnout Shares”)).

Assuming (i) that holders of 25,140,605 public shares exercise their redemption rights (based $502,663,076 held in trust as of June 30, 2017 and a redemption price of $10.05 per share) (maximum redemptions scenario), (ii) that the Sellers exchange all of the Holdco Acquiror shares received by them for WSC Class A common stock on a one-for-one basis, and (iii) that 47,552,083 shares of WSC Class A common stock are issued to the TDR Investor pursuant to the Private Placement, then upon the closing of the business combination our public shareholders would own approximately 31%, the TDR Investor would own approximately 59% and the Sellers would own approximately 10% of the total of 80,336,479 issued and outstanding shares of WSC Class A common stock (excluding the 12,425,000 Earnout Shares).

There are currently outstanding an aggregate of 69,500,000 warrants to acquire our Class A ordinary shares, which comprise 19,500,000 private placement warrants held by our initial shareholders and 50,000,000 public warrants. Each of our outstanding warrants is exercisable commencing 30 days following the closing of the business combination for one-half of one Class A ordinary share and, following the domestication, will entitle the holder thereof to purchase one-half of one share of WSC Class A common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding warrant is exercised and one-half of one share of WSC Class A common stock is issued as a result of such exercise, with payment to the company of the exercise price of $5.75 per warrant or $11.50 per pair of warrants for one whole share, our fully-diluted share capital would increase by a total of 34,750,000 shares, with $399,625,000 paid to the company to exercise the warrants.

Q:	Why is Double Eagle proposing the domestication?
A:	Our board of directors believes that there are significant advantages to WSC that will arise as a result of a change of domicile to Delaware.

Further, our board of directors believes that any direct benefit that Delaware law provides to a corporation also indirectly benefits the shareholders, who are the owners of the corporation. The board of directors believes that there are several reasons why a reincorporation in Delaware is in the best interests of Company and its shareholders, including, (i) the prominence, predictability and flexibility of Delaware law, (ii) Delaware’s well-established principles of corporate governance and (iii) the increased ability for Delaware corporations to attract and retain qualified directors, each of foregoing as discussed in greater detail in the section entitled “The Domestication Proposal — Reasons for the Domestication.”

To effect the domestication, Double Eagle will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and will file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Double Eagle will be domesticated and continue as a Delaware corporation, at which time Double Eagle will change its name, in connection with the effectiveness of the business combination, to “Williams Scotsman Corporation”.

The approval of the domestication proposal is a condition to the closing of the Stock Purchase Agreement. The approval of the domestication proposal requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

Q:	What happens to the funds deposited in the trust account after consummation of the business combination?
A:	A total of $500,000,000, comprised of approximately $490,250,000 of the proceeds from our initial public offering, including approximately $19,500,000 of underwriters’ deferred discount, and $9,750,000 of the proceeds of the sale of the private placement warrants were placed in a trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee. As of June 30, 2017, there were investments and cash held in the trust account of $502,663,076 and, after giving effect to the redemptions of public shares redeemed in connection with the Extension Meeting (as defined below) on September 15, 2017, there were investments and cash held in the trust account of approximately $500,650,118. These funds will not be released until the earlier of the completion of our initial business combination or the redemption of our public shares if we are unable to complete a business combination by December 31, 2017, although we may withdraw the interest earned on the funds held in the trust account to pay income taxes.
Q:	What happens if a substantial number of the public shareholders vote in favor of the business combination proposal and exercise their redemption rights?
A:	Double Eagle’s public shareholders may vote in favor of the business combination and exercise their redemption rights. Accordingly, the business combination may be consummated even though the funds available from the trust account and the number of public shareholders are reduced as a result of redemptions by public shareholders.

However, the consummation of the business combination is conditioned upon, among other things, the items described below.

In addition, with fewer public shares and public shareholders, the trading market for WSC Class A common stock may be less liquid than the market for Double Eagle’s ordinary shares was prior to consummation of the business combination and WSC may not be able to meet the listing standards for Nasdaq or another national securities exchange. In addition, with less funds available from the trust account, the working capital infusion from the trust account into WSC’s business will be reduced.

Q:	What conditions must be satisfied to complete the business combination?
A:	Unless waived by the parties to the Stock Purchase Agreement, and subject to applicable law, the consummation of the business combination is subject to a number of conditions set forth in the Stock Purchase Agreement including, among others, the Company receiving gross proceeds of at least $490 million of debt financing and an equity investment in an amount equal to the Closing Date Commitment, approval by the Company’s shareholders of the Stock Purchase Agreement, the business combination and certain other actions related thereto, the consummation of a restructuring transaction relating to Williams Scotsman pursuant to which certain assets of WSII related to its remote accommodation business in the United States and Canada (Target Logistics) will be transferred to the Sellers or their affiliates (the “Carve-Out Transaction”), the availability of at least $250 million of cash in the Company’s trust account, after giving effect to redemptions of public shares, if any, the Company having at least $125 million of cash on a pro forma basis after giving effect to the consummation of the business combination and the other transactions contemplated hereby, and the receipt of consent from the existing lenders of the Sellers and certain of their affiliates. Unless waived, if any of these conditions are not satisfied, the business combination may not be consummated. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. See “The Business Combination Proposal — The Stock Purchase Agreement.”
Q:	What happens if the business combination is not consummated?
A:	If we are not able to complete the business combination by December 31, 2017, we will cease all operations except for the purpose of winding up and redeem our public shares and liquidate the trust account, in which case our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.
Q:	When do you expect the business combination to be completed?
A:	It is currently anticipated that the business combination will be consummated as soon as practicable following the Double Eagle general meeting, which is set for November 16, 2017; however, such meeting could be adjourned if the adjournment proposal is adopted by our shareholders at the general meeting and we elect to adjourn the general meeting to a later date or dates to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the general meeting, each of the condition precedent proposals has not been approved. For a description of the conditions for the completion of the business combination, see “The Stock Purchase Agreement — Conditions to the Closing of the Business Combination.”
Q:	What proposals are shareholders being asked to vote upon?
A:	Under the Stock Purchase Agreement, the approval of the business combination proposal, the domestication proposal, the organizational documents proposals, the stock issuance proposal and the incentive award plan proposal (which we sometimes refer to as the “condition precedent proposals”) are conditions to the consummation of the business combination. If our public shareholders do not approve each of the condition precedent proposals, then the business combination may not be consummated.

In addition to the foregoing proposals, the shareholders also may be asked to consider and vote upon a proposal to adjourn the general meeting to a later date or dates to permit further solicitation and vote of proxies if (i) based upon the tabulated vote at the time of the general meeting, each of the condition precedent proposals has not been approved and/or (ii) Double Eagle determines that one or more of the closing conditions under the Stock Purchase Agreement has not been satisfied. See “The Adjournment Proposal.”

Double Eagle will hold the general meeting of its shareholders to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the business combination and the other matters to be acted upon at the general meeting. Shareholders should read it carefully.

After careful consideration, Double Eagle’s board of directors has determined that the business combination proposal, the domestication proposal, each of the organizational documents proposals, the stock issuance proposal, the incentive award plan proposal and the adjournment proposal are in the best interests of Double Eagle and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of Double Eagle’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of Double Eagle and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal —  Interests of Double Eagle’s Directors and Officers in the Business Combination” for a further discussion.

THE VOTE OF SHAREHOLDERS IS IMPORTANT. SHAREHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS.

Q:	What amendments will be made to the Existing Organizational Documents of Double Eagle?
A:	The consummation of the business combination is conditioned, among other things, on the domestication of Double Eagle to Delaware. Accordingly, in addition to voting on the business combination, Double Eagle’s shareholders also are being asked to consider and vote upon a proposal to (i) approve a change of Double Eagle’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware, which is referred to as the “domestication,” and replace the current amended and restated memorandum and articles of association (the “Existing Organizational Documents”) of Double Eagle under the Cayman Islands Companies Law (2016 Revision) (the “Cayman Islands Companies Law”) with a new certificate of incorporation (the “Proposed Charter”) and bylaws (the “Proposed Bylaws” and, together with the Proposed Charter, the “Proposed Organizational Documents”) of WSC, in each case, under the Delaware General Corporation Law (the “DGCL”), which differ materially from the Existing Organizational Documents in the following respects:

	Existing Organizational Documents	Proposed Organizational Documents
Authorized Capital Stock (Organizational Documents Proposal A)	The Existing Organizational Documents provide for share capital of $40,100 divided into 380,000,000 Class A ordinary shares of a par value of $0.0001 each, 20,000,000 Class B ordinary shares of a par value of $0.0001 each and 1,000,000 preferred shares of a par value of $0.0001 each.
See paragraph 5 of the Existing Organizational Documents.	The Proposed Organizational Documents provide for authorization to issue 501,000,000 shares, consisting of (x) 500,000,000 shares of common stock, including 400,000,000 shares of WSC Class A common stock, par value $0.0001 per share, 100,000,000 shares of WSC Class B common stock, par value $0.0001 per share and (y) 1,000,000 shares of preferred stock, par value $0.0001 per share.
See Article V of the Proposed Charter.
Ability of Stockholder to Call a Special Meeting (Organizational Documents Proposal B)	The Existing Organizational Documents provide that the board of directors shall, on a shareholders’ requisition, proceed to convene an extraordinary general meeting of Double Eagle, provided that the requesting shareholder holds not less than 10% in par value of the issued shares entitled to vote at a general meeting.
	See Article 20.3 of the Existing Organizational Documents.	The Proposed Organizational Documents do not permit the stockholders of WSC to call a special meeting. See Article 1.3 of the Proposed Bylaws.
Classified Board (Organizational Documents Proposal C)	The Existing Organizational Documents provide that until the consummation of the business combination, our board of directors will be divided into three classes, with each class generally serving for a term of three years and with only one class of directors being elected in each year.
See Article 49 of the Existing Organizational Documents	The Proposed Organizational Documents provide that WSC’s board of directors will continue to be divided into three classes following the consummation of the business combination, with each class generally serving for a term of three years and with only one class of directors being elected in each year.
See Article VII of the ProposedCharter.
Corporate Name (Organizational Documents Proposal D)	The Existing Organizational Documents provide the name of the company is “Double Eagle Acquisition Corp.” See paragraph 1 of the Existing Organizational Documents.	The Proposed Organizational Documents provide the new name of the corporation to be “Williams Scotsman Corporation”. See Article I of the Proposed Charter.

	Existing Organizational Documents	Proposed Organizational Documents
Perpetual Existence (Organizational Documents Proposal D)	The Existing Organizational Documents provide that if we do not consummate a business combination (as defined in our Existing Organizational Documents) by December 31, 2017 (as amended by a special resolution of the shareholders passed on September 15, 2017), Double Eagle shall cease all operations except for the purposes of winding up and shall redeem the shares issued in our initial public offering and liquidate our trust account.
	See Article 49 of the Existing Organizational Documents.	The Proposed Organizational Documents do not include any provisions relating to WSC’s ongoing existence, under the DGCL, WSC’s existence will be perpetual.
Exclusive Jurisdiction (Organizational Documents Proposal D)	The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain stockholder litigation.	The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation. See Article IX of the Proposed Charter
Corporate Opportunities (Organizational Documents Proposal D)	The Existing Organizational Documents contain certain allowances in relation to entering into a business combination (as defined in such documents) with an affiliate of our Sponsor or our own directors or executive officers.
See Article 48 of the Existing Articles.	The Proposed Organizational Documents grant a waiver regarding corporate opportunities to WSC’s non-employee directors, or their affiliates (although WSC does not renounce any interest or expectancy in business opportunities presented to a non-employee director solely in his or her capacity as a director).
See Article XI of the Proposed Charter.
Provisions Related to Status as Blank Check Company (Organizational Documents Proposal D)	The Existing Organizational Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.
	See Article 49 of the Existing Organizational Documents.	The Proposed Organizational Documents do not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the business combination, as we will cease to be a blank check company at such time.
Q:	What material negative factors did Double Eagle’s board of directors consider in connection with the business combination?
A:	Although the Double Eagle board of directors believes that the acquisition of Williams Scotsman will provide Double Eagle shareholders with an opportunity to participate in a combined company with significant growth potential, market share and iconic brands, the board of directors did consider certain potentially material negative factors in arriving at that conclusion, such as the risk that shareholders would not approve the business combination and the risk that significant numbers of shareholders would exercise their redemption rights. These factors are discussed in greater detail in the section entitled “The Business Combination Proposal — Double Eagle’s Board of Director’s Reasons for Approval of the Business Combination,” as well as in the section entitled “Risk Factors — Risks Relating to Williams Scotsman’s Business.”
Q:	How will the domestication affect my public shares, public warrants and units?
A:	On the effective date of the domestication, the currently issued and outstanding Class B ordinary shares will automatically convert by operation of law, on a one-for-one basis, into Class A ordinary shares. Immediately thereafter, the currently issued and outstanding Class A ordinary shares will automatically convert by operation of law, on a one-for-one basis, into shares of WSC Class A common stock in accordance with the terms of the WSC Charter. After the effectiveness of the domestication and before the closing of the business combination, each outstanding unit of WSC (each of which consists of one share of WSC Class A common stock and one warrant to purchase one-half of one share of WSC Class A common stock) will be separated into its component common stock and warrant. Such warrants will become exercisable any time after 30 days following the closing of the business combination.
Q:	What are the principal differences between WSC Class A common stock and WSC Class B common stock?
A:	After the business combination, the WSC Class A common stock and WSC Class B common stock will constitute all of the classes of WSC common stock and will possess all voting power for the election of directors of WSC and all other matters requiring stockholder action. The WSC Class A common stock and WSC Class B common stock will at all times vote together as one class on all matters submitted to a vote of the stockholders of WSC, which shares of WSC Class A common stock and WSC Class B common stock each are entitled to one vote per share. The principal difference between the WSC Class A common stock and WSC Class B common stock is that the WSC Class B common stock will not be entitled to receive dividends, if declared by the Board, or to receive any portion of any assets in respect of such shares upon the liquidation, dissolution, distribution of assets or winding-up of the post-combination company. In addition, the WSC Class B common stock may only be issued to and held by the Sellers and their respective permitted transferees (each, a “Permitted Holder”).

At any time the Holdco Acquiror issues common stock to a Permitted Holder, WSC will issue a share of WSC Class B common stock to such Permitted Holder. Upon the conversion or cancellation of the Holdco Shares held by the Sellers pursuant to the Exchange Agreement for shares of WSC Class A common stock, the corresponding shares of WSC Class B common stock automatically will be cancelled for no consideration.

Q:	Do I have redemption rights?
A:	If you are a holder of public shares, you have the right to request that Double Eagle redeem all or a portion of your public shares for cash provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus. Public shareholders may elect to redeem all or a portion of their public shares even if they vote for the business combination proposal. We sometimes refer to these rights to elect to redeem all or a portion of the public shares into a pro rata portion of the cash held in the trust account as “redemption rights.” If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 20% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

Our initial shareholders entered into the insider letter agreement, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of a business combination.

The consummation of the business combination is conditioned upon, among other things, the Company receiving at least $490 million of debt financing and an equity investment in an amount equal to the Closing Date Commitment (as defined below), approval by the Company’s shareholders of the Stock Purchase Agreement, the business combination and certain other actions related thereto, the consummation of a restructuring transaction relating to Williams Scotsman pursuant to which certain assets of WSII related to its remote accommodation business in the United States and Canada (Target Logistics) will be transferred to the Sellers or their affiliates (the “Carve-Out Transaction”), the availability of at least $250 million of cash in the Company’s trust account, after giving effect to redemptions of public shares, if any, the Company having at least $125 million of cash on a pro forma basis after giving effect to the consummation of the business combination and the other transactions contemplated hereby, and the receipt of consent from the existing lenders of the Sellers and certain of their affiliates. Unless waived, if any of these conditions are not satisfied, the business combination may not be consummated. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. See “The Business Combination Proposal — The Stock Purchase Agreement.”

Q:	How do I exercise my redemption rights?
A:	If you are a holder of public shares and wish to exercise your right to redeem your public shares, you must:
(i)	(a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and
(ii)	prior to 9:30 a.m., Eastern Time, on November 14, 2017, (a) submit a written request to Continental Stock Transfer & Trust Company, Double Eagle’s transfer agent (the “transfer agent”), that WSC redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

The address of the transfer agent is listed under the question “Who can help answer my questions?” below.

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact Continental Stock Transfer & Trust Company, Double Eagle’s transfer agent, directly and instruct them to do so.

Any holder of public shares will be entitled to request that their public shares (which would become shares of WSC Class A common stock in the domestication) be redeemed for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the business combination, including interest, less income taxes payable, divided by the number of then outstanding public shares. For illustrative purposes, as of June 30, 2017, this would have amounted to approximately $10.05 per public share. However, the proceeds deposited in the trust account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public shareholders, regardless of whether such public shareholders vote for or against the business combination proposal. Therefore, the per-share distribution from the trust account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the business combination proposal will have no impact on the amount you will receive upon exercise of your redemption rights. It is anticipated that the funds to be distributed to public shareholders electing to redeem their public shares will be distributed promptly after the consummation of the business combination.

If you are a holder of public shares, you may exercise your redemption rights by submitting your request in writing to Continental Stock Transfer & Trust Company, Double Eagle’s transfer agent, at the address listed at the end of this section.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the business combination proposal at the general meeting. If you deliver your shares for redemption to Continental Stock Transfer & Trust Company, Double Eagle’s transfer agent, and later decide prior to the general meeting not to elect redemption, you may request that Double Eagle instruct its transfer agent to return the shares (physically or electronically). You may make such request by contacting Continental Stock Transfer & Trust Company, Double Eagle’s transfer agent, at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by Double Eagle’s secretary prior to the vote taken on the business combination proposal at the general meeting. No request for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to Continental Stock Transfer & Trust Company, Double Eagle’s transfer agent, by 9:30 a.m., Eastern time, on November 14, 2017.

If a holder of public shares properly makes a request for redemption and the public shares are delivered as described above, then, if the business combination is consummated, WSC will redeem public shares for a pro rata portion of funds deposited in the trust account, calculated as of two business days prior to the consummation of the business combination.

If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any Double Eagle warrants that you may hold.

Q:	If I am a holder of units, can I exercise redemption rights with respect to my units?
A:	No. Holders of outstanding units must elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact Continental Stock Transfer & Trust Company, Double Eagle’s transfer agent, directly and instruct them to do so. If you fail to cause your public shares to be separated and delivered to Continental Stock Transfer & Trust Company, Double Eagle’s transfer agent, by 9:30 a.m., Eastern Time, on November 14, 2017 you will not be able to exercise your redemption rights with respect to your public shares.
Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?
A:	We expect that a U.S. Holder that exercises its redemption rights to receive cash from the trust account in exchange for its public shares will generally be treated as selling such public shares resulting in the recognition of capital gain or capital loss. There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of public shares that a U.S. Holder owns or is deemed to own (including through the ownership of WSC warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “U.S. Federal Income Tax Considerations”.

Additionally, because the domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the domestication. The tax consequences of Section 367 of the Code are discussed more fully below under “U.S. Federal Income Tax Considerations.”

Q:	Do I have appraisal rights in connection with the proposed business combination and the proposed domestication?
A:	No. Neither Double Eagle shareholders nor Double Eagle warrantholders have appraisal rights in connection with the business combination or the domestication under the Cayman Islands Companies Law or under the DGCL.
Q:	What are the U.S. federal income tax consequences of the domestication?
A:	As discussed more fully under “U.S. Federal Income Tax Considerations” below, we believe the domestication will constitute a tax-free reorganization within the meaning of Section 368(a)(l)(F) of the Code. Assuming that the domestication so qualifies, U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” below) of Double Eagle ordinary shares will be subject to Section 367(b) of the Code and, as a result:
•	A U.S. Holder of Double Eagle ordinary shares whose Double Eagle ordinary shares have a fair market value of less than $50,000 at the time of the domestication will not recognize any gain or loss and will not be required to include any part of Double Eagle’s earnings in income;

•	A U.S. Holder of Double Eagle ordinary shares whose Double Eagle ordinary shares have a fair market value of $50,000 or more, but who at the time of the domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Double Eagle ordinary shares entitled to vote will generally recognize gain (but not loss) on the exchange of Double Eagle ordinary shares for WSC Class A common stock pursuant to the domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend earnings and profits (as defined in the Treasury Regulations under Section 367) attributable to its Double Eagle ordinary shares provided certain other requirements are satisfied. Double Eagle does not expect that Double Eagle’s cumulative earnings and profits will be greater than zero at the time of the domestication.
•	A U.S. Holder of Double Eagle ordinary shares whose Double Eagle ordinary shares have a fair market value of $50,000 or more, and who at the time of the domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of Double Eagle ordinary shares entitled to vote will generally be required to include in income as a dividend earnings and profits (as defined in the Treasury Regulations under Section 367) attributable to its Double Eagle ordinary shares provided certain other requirements are satisfied. Double Eagle does not expect that Double Eagle’s cumulative earnings and profits will be greater than zero at the time of the domestication.

As discussed further under “U.S. Federal Income Tax Considerations” below, Double Eagle believes that it is likely treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. In the event that Double Eagle is considered a PFIC then, notwithstanding the foregoing U.S. federal income tax consequences of the domestication, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. Holder to recognize gain on the exchange of Double Eagle ordinary shares for WSC common stock pursuant to the domestication. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. However, it is difficult to predict whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Importantly, however, U.S. Holders that make or have made certain elections discussed further under “U.S. Federal Income Tax Considerations — Impact of PFIC Rules on Certain U.S. Holders” with respect to their Double Eagle ordinary shares are generally not subject to the same gain recognition rules under the currently proposed Treasury Regulations under Section 1291(f) of the Code. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the domestication, see “U.S. Federal Income Tax Considerations”.

Additionally, the domestication may cause non-U.S. Holders (as defined in “U.S. Federal Income Tax Considerations” below) to become subject to U.S. federal income withholding taxes on any dividends in respect of such non-U.S. Holder’s WSC Class A common stock subsequent to the domestication.

The tax consequences of the domestication are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisor for a full description and understanding of the tax consequences of the domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the domestication, see “U.S. Federal Income Tax Considerations”.

Q:	What do I need to do now?
A:	Double Eagle urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the business combination will affect you as a shareholder and/or warrant holder of Double Eagle. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	How do I vote?
A:	If you are a holder of record of ordinary shares on the record date, you may vote in person at the general meeting or by submitting a proxy for the general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the general meeting and vote in person, obtain a proxy from your broker, bank or nominee.
Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?
A:	No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Broker non-votes, while considered present for the purposes of establishing a quorum, will have no effect on a particular proposal. If you decide to vote, you should provide instructions to your broker, bank or other nominee on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.
Q:	When and where will the general meeting be held?
A:	The general meeting will be held at the offices of Winston & Strawn LLP, at 200 Park Avenue, New York, New York 10166 on November 16, 2017, at 9:30 a.m., Eastern Time, unless the general meeting is adjourned.
Q:	Who is entitled to vote at the general meeting?
A:	Double Eagle has fixed October 30, 2017 as the record date. If you were a shareholder of Double Eagle at the close of business on the record date, you are entitled to vote on matters that come before the general meeting. However, a shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the general meeting.
Q:	How many votes do I have?
A:	Double Eagle shareholders are entitled to one vote at the general meeting for each ordinary share held of record as of the record date. As of the close of business on the record date, there were outstanding 62,204,329 ordinary shares, of which 49,704,329 were outstanding public shares (being 50,000,000 public shares issued in our initial public offering as reduced by the redemption of 295,671 public shares in connection with the Extension Meeting).
Q:	What constitutes a quorum?
A:	A quorum of Double Eagle shareholders is necessary to hold a valid meeting. A quorum will be present at the Double Eagle general meeting if a majority of the outstanding shares entitled to vote at the general meeting are represented in person or by proxy. As of the record date for the general meeting, 31,102,165 ordinary shares would be required to achieve a quorum.

Q:	What vote is required to approve each proposal at the general meeting?
A:	The following votes are required for each proposal at the general meeting:
•	Business combination proposal: The approval of the business combination proposal requires the affirmative vote for the proposal by the holders of a majority of ordinary shares who, being present and entitled to vote at the general meeting to approve the business combination proposal, vote at the general meeting.
•	Domestication proposal: The approval of the domestication proposal by special resolution requires a special resolution under Cayman Islands Companies Law, being the affirmative vote for the proposal by the holders of not less than two-thirds of the ordinary shares who, being present and entitled to vote at the general meeting to approve the domestication proposal, vote at the general meeting.
•	Organizational documents proposals: The separate approval of each of the organizational documents proposals by special resolution requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote for each of the organizational documents proposals by the holders of not less than two-thirds of the ordinary shares who, being present and entitled to vote at the general meeting to approve each such organizational documents proposal, vote at the general meeting.
•	Stock issuance proposal: The approval of the stock issuance proposal requires the affirmative vote for the proposal by the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting to approve the stock issuance proposal, vote at the general meeting.
•	Incentive award plan proposal: The approval of the incentive award plan proposal requires the affirmative vote for the proposal by the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting to approve the incentive award plan proposal, vote at the general meeting.
•	Adjournment proposal: The approval of the adjournment proposal requires the affirmative vote for the proposal by the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting to approve the adjournment proposal, vote at the general meeting.
Q:	What are the recommendations of Double Eagle’s board of directors?
A:	Double Eagle’s board of directors believes that the business combination proposal and the other proposals to be presented at the general meeting are in the best interest of Double Eagle’s shareholders and unanimously recommends that its shareholders vote “FOR” the business combination proposal, “FOR” the domestication proposal, “FOR” each of the separate organizational documents proposals, “FOR” the stock issuance proposal, “FOR” the incentive award plan proposal and “FOR” the adjournment proposal, in each case, if presented to the general meeting.

The existence of financial and personal interests of Double Eagle’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of Double Eagle and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. These conflicts of interest include, among others, that if we do not consummate a business combination by December 31, 2017, we may be forced to liquidate and the 12,500,000 founder shares and 19,500,000 private placement warrants owned by our initial shareholders would be worthless. See the section entitled “The Business Combination Proposal — Interests of Double Eagle’s Directors and Officers in the Business Combination” for a further discussion.

Q:	How do our Sponsor and the other initial shareholders intend to vote their shares?
A:	In connection with our initial public offering, our initial shareholders entered into letter agreements to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of our initial business combination and we also expect them to vote their shares in favor of all other proposals being presented at the general meeting. As of the date of this proxy statement/prospectus, our initial shareholders own an aggregate of 12,500,000 ordinary shares, which in the aggregate represents 20% of our total outstanding shares on the date of this proxy statement/prospectus.
Q:	May our Sponsor and the other initial shareholders purchase public shares or warrants prior to the general meeting?
A:	At any time prior to the general meeting, during a period when they are not then aware of any material nonpublic information regarding Double Eagle or its securities, the Double Eagle initial shareholders, Williams Scotsman and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Double Eagle’s ordinary shares or vote their shares in favor of the business combination proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of that (i) the proposals presented to shareholders for approval at the general meeting are approved and/or (ii) that Double Eagle satisfy the minimum cash condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination. This may result in the completion of our business combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Double Eagle initial shareholders for nominal value.

Entering into any such arrangements may have a depressive effect on Double Eagle’s ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the general meeting. Moreover, any such purchases may make it less likely that holders of no more than 25 million public shares elect to redeem their public shares in connection with the business combination.

If such transactions are effected, the consequence could be to cause the business combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the general meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Double Eagle will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Q:	What happens if I sell my ordinary shares before the general meeting?
A:	The record date for the general meeting is earlier than the date of the general meeting and earlier than the date that the business combination is expected to be completed. If you transfer your ordinary shares after the applicable record date, but before the general meeting, unless you grant a proxy to the transferee, you will retain your right to vote at such general meeting.
Q:	May I change my vote after I have mailed my signed proxy card?
A:	Yes. Shareholders may send a later-dated, signed proxy card to Double Eagle’s secretary at the address set forth below so that it is received by Double Eagle’s secretary prior to the vote at the general meeting (which is scheduled to take place on November 16, 2017) or attend the general meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to Double Eagle’s secretary, which must be received by Double Eagle’s secretary prior to the vote at the general meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:	What happens if I fail to take any action with respect to the general meeting?
A:	If you fail to take any action with respect to the general meeting and the business combination is approved by shareholders and consummated, you will become a shareholder and/or warrantholder of WSC. If you fail to take any action with respect to the general meeting and the business combination is not approved, you will remain a shareholder and/or warrantholder of Double Eagle. However, if you fail to take any action with respect to the general meeting, you will nonetheless be able to elect to redeem your public shares in connection with the business combination, provided you follow the instructions in this proxy statement/prospectus for redeeming your shares.
Q:	What should I do with my stock certificates, warrant certificates and/or unit certificates?
A:	Double Eagle shareholders who exercise their redemption rights must deliver their stock certificates to Continental Stock Transfer & Trust Company, Double Eagle’s transfer agent, (either physically or electronically) prior to 9:30 a.m., Eastern Time, on November 14, 2017.

Double Eagle warrantholders should not submit the certificates relating to their warrants. Public shareholders who do not elect to have their public shares redeemed for the pro rata share of the trust account should not submit the certificates relating to their public shares.

On the effective date of the domestication, holders of Double Eagle units, common stock and warrants will receive units, Class A common stock and warrants of WSC without needing to take any action and accordingly such holders should not submit the certificates relating to their units, common stock and warrants. In addition, after the effectiveness of the domestication and before the closing of the business combination, each outstanding unit of WSC (each of which consists of one share of WSC Class A common stock and one warrant to purchase one-half of one share of WSC Class A common stock) will be separated into its component Class A common stock and warrant.

Q:	What should I do if I receive more than one set of voting materials?
A:	Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your ordinary shares.
Q:	Who can help answer my questions?
A:	If you have questions about the business combination or if you need additional copies of the proxy statement/prospectus, any document incorporated by reference herein or the enclosed proxy card you should contact:

Morrow Sodali LLC
470 West Avenue, Suite 3000
Stamford CT 06902
Tel: (800) 662-5200
Banks and brokers call collect: (203) 658-9400
E-mail: Double Eagle.info@morrowsodali.com

You also may obtain additional information about Double Eagle from documents filed with the Securities and Exchange Commission (“SEC”) by following the instructions in the section entitled “Where You Can Find More Information; Incorporation by Reference.” If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your ordinary shares (either physically or electronically) to Continental Stock Transfer & Trust Company, Double Eagle’s transfer agent, at the address below prior to 9:30 a.m., Eastern Time, on November 14, 2017. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Mark Zimkind
Continental Stock Transfer & Trust Company
One State Street Plaza, 30th Floor
New York, New York 10004
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the general meeting, including the business combination, you should read this entire document carefully, including the Stock Purchase Agreement, as amended, attached as Annex A to this proxy statement/prospectus. The Stock Purchase Agreement is the legal document that governs the business combination and the other transactions that will be undertaken in connection therewith. The Stock Purchase Agreement is also described in detail in this proxy statement/prospectus in the section entitled “The Stock Purchase Agreement.”

The Parties to the Business Combination

Double Eagle Acquisition Corp.

Double Eagle is a blank check company incorporated on June 26, 2015 as a Cayman Islands exempted company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, Double Eagle is a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash.

Double Eagle’s units, ordinary shares and warrants are listed on Nasdaq under the symbols “EAGLU,” “EAGL,” and “EAGLW,” respectively.

The mailing address of Double Eagle’s principal executive office is 2121 Avenue of the Stars, Suite 2300, Los Angeles, CA 90067. Its telephone number is (310) 209-7280.

The Holdco Acquiror

The Holdco Acquiror is a wholly-owned subsidiary of Double Eagle formed solely for the purpose of effecting a business combination. The Holdco Acquiror was incorporated under the laws of the State of Delaware on August 15, 2017. The Holdco Acquiror has no material assets and does not operate any business. Pursuant to the terms of the Stock Purchase Agreement, and subject to the satisfaction or waiver of certain conditions set forth therein, the Holdco Acquiror will acquire all of the outstanding shares of Williams Scotsman common stock in the business combination.

Williams Scotsman International, Inc.

Founded more than 60 years ago, Williams Scotsman is a specialty rental services market leader providing modular space and portable storage solutions to diverse end markets across North America. Operating through its branch network of over 90 locations in the United States, Canada and Mexico its 1,300 employees provide high quality, cost effective modular space and portable storage solutions to a diversified client base of approximately 25,000 customers. Williams Scotsman’s products include single mobile and sales office units, multi-unit office complexes, classrooms, ground-level and stackable steel-frame office units, other specialty units, and shipping containers for portable storage solutions. These products are delivered “Ready To Work” with its growing offering of value-added products and services (“VAPS”), such as the rental of steps, ramps, furniture packages, damage waivers, and other amenities. These turnkey solutions offer customers flexible, low-cost, and timely solutions to meet their space needs on an outsourced basis, whether short, medium or long-term. Williams Scotsman’s current modular space and portable storage lease fleet consists of over 34 million square feet of relocatable space, comprised of approximately 76,000 units. In addition to leasing, Williams Scotsman offers both new and used units for sale and provides delivery, installation and other ancillary products and services.

Prior to the completion of the proposed business combination and the other transactions contemplated by this proxy statement/prospectus, Algeco/Scotsman Holding S.á r.l., an affiliate of the Acquirors (“A/S Holdings”) expects to undertake an internal restructuring (the “Carve-Out Transaction”) in which it will transfer certain assets related to WSII’s historical remote accommodations business from WSII to other entities owned by A/S Holdings. To give effect to the impact of the Carve-Out Transaction and to differentiate the historical entity prior to the Carve-Out Transaction from the entity that will participate in the business combination transaction, references to “WSII” herein refer to the entity and its consolidated subsidiaries prior to the Carve-Out Transaction, as represented by the historical financial statements and the notes thereto included elsewhere in this proxy statement/prospectus. We refer to WSII and its subsidiaries following the Carve-Out Transaction, as “Williams Scotsman.”

TDR

Founded in 2002, TDR Capital LLP (“TDR Capital”) is a leading UK based private equity firm which manages funds with over €8 billion of committed capital. TDR Capital is an English Limited Liability Partnership authorized by the UK Financial Conduct Authority with registered number 216708 and acts as the manager of the TDR Investor. TDR Capital controls all of the TDR Investor’s voting rights in respect of its investments and no one else has equivalent control over the investments. Through certain of its directly and indirectly managed funds, TDR Capital manages investment funds which hold a majority interest in Algeco Scotsman Global S.à r.l. (collectively with its subsidiaries, the “Algeco Group”) which will hold a minority interest in WSC following the business combination.

Summary of the Stock Purchase Agreement

On August 21, 2017, the Company, the Acquirors and the Sellers entered into the Stock Purchase Agreement to effect the business combination transaction. Pursuant to the terms of the Stock Purchase Agreement, and subject to the satisfaction or waiver of certain conditions set forth therein, the Holdco Acquiror will acquire all of the outstanding shares of Williams Scotsman common stock from the Sellers, on a pro rata basis in accordance with each Seller’s respective ownership of Williams Scotsman common stock.

The closing of the business combination is subject to the Company’s receipt of gross proceeds of at least $490 million of debt financing and an equity investment in an amount equal to the Closing Date Commitment. The closing of the business combination is also subject to certain other conditions, including, among others, the approval of the Company’s shareholders of the Stock Purchase Agreement, the business combination and certain other actions related thereto, the availability of at least $250 million of cash in the Company’s trust account, that the Company has at least $125 million of cash on a pro forma basis after giving effect to the consummation of the business combination and the other transactions contemplated thereby, the consummation of a restructuring transaction relating to Williams Scotsman pursuant to which certain assets of WSII related to its remote accommodation business in the United States and Canada (Target Logistics) will be transferred to the Sellers or their affiliates (the “Carve-Out Transaction”), and receipt of consent from the existing lenders of the Sellers and certain of their affiliates.

The Stock Purchase Agreement may be terminated by the Sellers and the Acquirors under certain circumstances, including, among others, (i) by mutual written consent of the Sellers and the Acquirors, (ii) by either the Sellers or the Acquirors if the closing of the business combination has not occurred on or before December 19, 2017, subject to extension by mutual agreement of the parties, and (iii) by the Sellers or the Acquirors if the Company has not obtained the required approval of its shareholders. For additional information about the Stock Purchase Agreement and the business combination and other transactions contemplated thereby, see “The Business Combination Proposal — The Stock Purchase Agreement.”

Prior to and as a condition of the business combination, Double Eagle will change its jurisdiction of incorporation by effecting a deregistration under the Cayman Islands Companies Law and a domestication under Section 388 of the DGCL, pursuant to which Double Eagle’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. The business combination will follow the domestication.

Business Combination Consideration

Under the Stock Purchase Agreement, the Holdco Acquiror has agreed to purchase from the Sellers, and the Sellers has agreed to sell to the Holdco Acquiror, in each case, on a pro rata basis in accordance with each Seller’s respective ownership of Williams Scotsman common stock, par value $0.01 per share (“Williams Scotsman common stock”), all of the issued and outstanding shares of Williams Scotsman common stock. The total amount payable by the Holdco Acquiror under the Stock Purchase Agreement is $1.1 billion (the “stock purchase consideration”), of which (i) $1.0215 billion will be paid in cash (the “Cash Consideration”), first directly to repay indebtedness of Williams Scotsman as contemplated by the Stock Purchase Agreement, with the remainder to be paid directly to the Sellers on a pro rata basis, calculated as follows: (a) 86.44% to Algeco Holdings and (b) 13.56% to Algeco Global and (ii) the remaining $78.5 million will be paid to the Sellers, on a pro rata basis, as additional consideration for the shares in the form of (i) the Holdco Shares, which shares will be exchangeable for shares of WSC Class A common stock pursuant to an exchange agreement, as described herein, and (ii) the WSC Class B Shares. The Cash Consideration is expected to be funded from (i) gross debt financing proceeds of at least $490 million from secured debt financing commitments of $900 million in the aggregate, (ii) an equity investment by funds managed by TDR Capital LLP, certain of its affiliates, co-investors or syndicates (the “TDR Investor” or “TDR”) in an amount equal to the Closing Date Commitment (as defined below) and (iii) cash in the Company’s trust account of at least $250 million and up to $500 million.

The portion of the purchase price funded from the trust account will be adjusted by an amount equal to the aggregate amount paid to each eligible stockholder of Double Eagle who has elected to redeem all or a portion of such stockholder’s shares of Double Eagle common stock held by such stockholder at a per-share price, payable in cash, as calculated based on such stockholder’s pro rata share of the funds held in the trust account (the “Double Eagle Redemption Shares”). Prior to the closing of the business combination (the “Closing”), none of the funds held in the trust account may be used or released except for the withdrawal of interest to pay income taxes and to effectuate a share redemption of the Double Eagle Redemption Shares.

Related Agreements

In connection with the closing of the business combination, the Sellers and the Acquirors will enter into an exchange agreement pursuant to which the Sellers will have the right to exchange all, but not less than all, of their shares of the Holdco Shares issued to the Sellers as the Stock Consideration will be exchangeable for newly issued shares of WSC Class A common stock in a private placement transaction. Upon such exchange, WSC will automatically redeem for no consideration all of the shares of WSC Class B common stock held by the Sellers. The Sellers and the Acquirors will also enter into a shareholders agreement setting forth certain rights and obligations of the Sellers as minority shareholders of the Holdco Acquiror.

The Founders will deposit into escrow their founder shares pursuant to the Earnout Agreement and agree to a lock-up of their warrants that are exercisable for shares of WSC common stock (the “founder warrants”). Pursuant to an earnout agreement to be entered into at the closing of the business combination, the founder shares and the founder warrants will be released from escrow to the Founders and/or transferred to the TDR Investor upon the achievement of certain earnout targets. WSC, the TDR Investor, A/S Holdings, and certain other parties named therein will enter into an amended and restated registration rights agreement providing the initial investors, the TDR Investor and A/S Holdings with certain demand, shelf and piggyback registration rights covering all shares of WSC Class A common stock owned by each holder. The parties will enter into certain other ancillary agreements, including a transition services agreement and an IP services agreement pursuant to which the Sellers and the Acquirors will provide the other parties with certain transition services for a specified period of time following the closing of the business combination. See “The Business Combination Proposal — Related Agreements” for additional information about the agreements related to the Stock Purchase Agreement.

Debt Financing

A portion of the business combination consideration will be financed with at least $490 million of secured debt financing of Williams Scotsman pursuant to commitments obtained for an aggregate amount of $900 million (the “Debt Financing”). For more information regarding the Debt Financing, see “The Business Combination Proposal — Related Agreements — Debt Commitment Letter.”

Equity Investment

Contemporaneously with the closing of the business combination, the TDR Investor, pursuant to the terms of the Equity Commitment Letter (as defined herein) and subscription agreement substantially in the form attached as an exhibit to the Stock Purchase Agreement, and described further herein under the heading “The Business Combination Proposal — Related Agreements — Subscription Agreement,” will purchase, or cause the purchase of, (i) shares of WSC Class A common stock at a cash purchase price of $9.60 per share in an amount necessary to fund the Cash Consideration and the expenses relating to the business combination, as agreed to by the parties, after taking into account the debt financing proceeds and the trust account proceeds that are available to the Company, plus (ii) up to 10 million additional shares of WSC Class A common stock at a cash purchase price of $10.00 per share to the extent necessary, which amount of additional shares shall be dependent upon the aggregate dollar amounts of redemptions at Closing, which aggregate equity investment shall not exceed $500 million. In connection with such equity investment, the TDR Investor will enter into certain ancillary agreements, including an earnout agreement and an amended and restated registration rights agreement. For more information regarding the equity financing and terms of the related agreements, see “The Business Combination Proposal — Related Agreements.”

Employment Agreements

Prior to the completion of the business combination, Williams Scotsman expects to enter into employment agreements with certain of its key executive officers, for descriptions of the employment agreements see the section entitled “Management of WSC Following the Business Combination.”

Equity Ownership Upon Closing

As of the date of this proxy statement/prospectus, there are 62,204,329 ordinary shares outstanding, comprised of 49,704,329 Class A ordinary shares (being 50,000,000 public shares issued in our initial public offering as reduced by the redemption of 295,671 public shares in connection with the Extension Meeting) and 12,500,000 Class B ordinary shares, of which our Sponsor owns 6,337,500 Class B ordinary shares, Harry E. Sloan owns 6,087,500 Class B ordinary shares and our independent directors own an aggregate of 75,000 Class B ordinary shares. On the effective date of the domestication, the currently issued and outstanding Class B ordinary shares will automatically convert by operation of law, on a one-for-one basis, into Class A ordinary shares. Immediately thereafter, the currently issued and outstanding Class A ordinary shares will automatically convert by operation of law, on a one-for-one basis, into shares of WSC Class A common stock in accordance with the terms of the WSC Charter. WSC will also issue shares of WSC Class B common stock.

Assuming (i) that no public shareholders exercise their redemption rights (no redemptions scenario), (ii) that the Sellers exchange all of the Holdco Acquiror shares received by them for WSC Class A common stock on a one-for-one basis, and (iii) that 31,510,417 shares of WSC Class A common stock are issued to the TDR Investor pursuant to the Private Placement, then upon the closing of the business combination our public shareholders would own approximately 56%, the TDR Investor would own approximately 35% and the Sellers would own approximately 9% of the total of 89,435,417 shares of issued and outstanding shares of WSC Class A common stock (excluding the Earnout Shares).

Assuming (i) that holders of 25,140,605 public shares exercise their redemption rights (based $502,663,076 held in trust as of June 30, 2017 and a redemption price of $10.05 per share) (maximum redemptions scenario), (ii) that the Sellers exchange all of the Holdco Acquiror shares received by them for WSC Class A common stock on a one-for-one basis, and (iii) that 47,552,083 shares of WSC Class A common stock are issued to the TDR Investor pursuant to the Private Placement, then upon the closing of the business combination our public shareholders would own approximately 31%, the TDR Investor would own approximately 59% and the Sellers would own approximately 10% of the total of 80,336,479 issued and outstanding shares of WSC Class A common stock (excluding the 12,425,000 Earnout Shares).

There are currently outstanding an aggregate of 69,500,000 warrants to acquire our Class A ordinary shares, which comprise 19,500,000 private placement warrants held by our initial shareholders and 50,000,000 public warrants. Each of our outstanding warrants is exercisable commencing 30 days following the closing of the business combination for one-half of one Class A ordinary share and, following the domestication, will entitle the holder thereof to purchase one-half of one share of WSC Class A common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding warrant is exercised and one-half of one share of WSC Class A common stock is issued as a result of such exercise, with payment to the company of the exercise price of $5.75 per warrant or $11.50 per pair of warrants for one whole share, our fully-diluted share capital would increase by a total of 34,750,000 shares, with $399,625,000 paid to the company to exercise the warrants.

In addition to the restrictions set forth in the Earnout Agreement, subject to certain limited exceptions, the founder shares will not be transferred, assigned or sold until the date that is one year after the date of the consummation of our initial business combination or earlier if, subsequent to our business combination, (i) the last sale price of our ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (ii) we consummate a subsequent liquidation, merger, share exchange or other similar transaction which results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Proposals to be put to the General Meeting

The following is a summary of the proposals to be put to the general meeting.

The Business Combination Proposal

The Stock Purchase Agreement provides for the acquisition by the Holdco Acquiror of all of the issued and outstanding shares of Williams Scotsman common stock for a total amount of $1.1 billion (which amount is inclusive of the amounts required to pay third party and intercompany indebtedness as of the closing), of which $1.0215 billion will be paid in cash (the “Cash Consideration”) to the Sellers and directly to repay indebtedness of Williams Scotsman as contemplated by the Stock Purchase Agreement, and the remaining $78.5 million will be paid to the Sellers, on a pro rata basis, in the form of (i) the Holdco Shares, which shares will be exchangeable for shares of WSC Class A common stock pursuant to an exchange agreement, as defined herein, and (ii) the WSC Class B Shares.

After consideration of the factors identified and discussed in the section entitled “The Business Combination Proposal — Double Eagle’s Board of Directors’ Reasons for Approval of the Business Combination,” Double Eagle’s board of directors concluded that the business combination met all of the requirements disclosed in the prospectus for its initial public offering, including that the business of Williams Scotsman had a fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of the Stock Purchase Agreement.

If any proposal is not approved by Double Eagle’s shareholders at the general meeting, the Double Eagle board of directors may submit the adjournment proposal for a vote.

For additional information, see “The Business Combination Proposal” section of this proxy statement/prospectus.

The Domestication Proposal

If the business combination proposal is approved, then Double Eagle is asking its shareholders to approve the domestication proposal. Under the Stock Purchase Agreement, the approval of the domestication proposal is also a condition to the consummation of the business combination. If, however, the domestication proposal is approved, but the business combination proposal is not approved, then neither the domestication nor the business combination will be consummated.

As a condition to closing the business combination pursuant to the terms of the Stock Purchase Agreement, the board of directors of Double Eagle has unanimously approved a change of Double Eagle’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. To effect the domestication, Double Eagle will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and will file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Double Eagle will be domesticated and continue as a Delaware corporation, at which time Double Eagle will change its name.

On the effective date of the domestication, the currently issued and outstanding Class B ordinary shares will automatically convert by operation of law, on a one-for-one basis, into Class A ordinary shares. Immediately thereafter, the currently issued and outstanding Class A ordinary shares will automatically convert by operation of law, on a one-for-one basis, into shares of WSC Class A common stock in accordance with the terms of the WSC Charter. Similarly, our outstanding warrants will become warrants to acquire the corresponding shares of WSC Class A common stock and no other changes will be made to the terms of any outstanding warrants as a result of the domestication. In addition, our outstanding units will become units of WSC and after the effectiveness of the domestication and before the closing of the business combination, each outstanding unit of WSC (each of which consists of one share of WSC Class A common stock and one warrant to purchase one-half of one share of WSC Class A common stock) will be separated into its component common stock and warrant.

The domestication proposal, if approved, will approve a change of Double Eagle’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Double Eagle is currently governed by the Cayman Islands Companies Law, upon domestication, WSC will be governed by the DGCL. Accordingly, we urge shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights.” Additionally, we note that if the domestication proposal is approved, then Double Eagle will also ask its shareholders to approve the organizational documents proposals (discussed below) and we urge shareholders to carefully consult the section entitled “The Organizational Documents Proposals” (including the chart of material differences included therein) and the Proposed Organizational Documents of WSC, attached hereto as Annexes C and D.

For additional information, see “The Domestication Proposal” section of this proxy statement/prospectus.

The Organizational Documents Proposals

If the domestication proposal is approved and the business combination is to be consummated, Double Eagle will replace its current amended and restated memorandum and articles of association (the “Existing Organizational Documents”) under the Cayman Islands Companies Law, with a new certificate of incorporation (the “Proposed Charter”) and bylaws (the “Proposed Bylaws” and, together with the Proposed Charter, the “Proposed Organizational Documents”) of WSC, in each case, under the Delaware General Corporation Law.

The Proposed Organizational Documents differ in certain material respects from the Existing Organizational Documents and we urge shareholders to carefully consult the information set out in the Section “The Organizational Documents Proposals” (including the chart of material differences included therein) and the full text of the Proposed Organizational Documents of WSC, attached hereto as Annexes C and D.

Double Eagle’s shareholders are asked to consider and vote upon and to approve by special resolution four separate proposals (collectively, the “organizational documents proposals”) in connection with the replacement of the Existing Organizational Documents with the Proposed Organizational Documents. The organizational documents proposals are conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the business combination proposal. Therefore, if the business combination proposal and the domestication proposal are not approved, the organizational documents proposals will have no effect, even if approved by our public shareholders. A brief summary of each of the organizational documents proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents of WSC.

Organizational Documents Proposal A — Authorized Capital Stock

Assuming the business combination proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal A, which is, in the judgment of our board of directors, necessary to adequately address the needs of WSC after the business combination. Under the Stock Purchase Agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the business combination and therefore approval of this organizational documents proposal A is a condition to the consummation of the business combination.

Organizational documents proposal A is a proposal to approve the provision in the Proposed Charter changing the authorized share capital from $40,100 divided into 380,000,000 Class A ordinary shares of a par value of $0.0001 each, 20,000,000 Class B ordinary shares of a par value of $0.0001 each and 1,000,000 preferred shares of a par value of $0.0001 each, to authorized capital stock of 501,000,000 shares, consisting of (x) 500,000,000 shares of common stock, including 400,000,000 shares of WSC Class A common stock, 100,000,000 shares of WSC Class B common stock, and (y) 1,000,000 shares of preferred stock.

For additional information, see “The Organizational Documents Proposals” section in this proxy statement/prospectus.

Organizational Documents Proposal B — Approval of Proposal Relating to the Ability of Stockholders to Call a Special Meeting

Assuming the business combination proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal B, which is, in the judgment of our board of directors, necessary to adequately address the needs of WSC after the business combination. Under the Stock Purchase Agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the business combination and therefore approval of this organizational documents proposal B is a condition to the consummation of the business combination.

The Proposed Organizational Documents stipulate that, unless required by law, special meetings of stockholders may only be called by (i) the board of directors, (ii) the chairperson of the board of directors or (iii) the chief executive officer of WSC. Under the Proposed Organizational Documents, WSC’s stockholders have no power to call a special meeting.

For additional information, see “The Organizational Documents Proposals” section in this proxy statement/prospectus.

Organizational Documents Proposal C — Classified Board

Assuming the business combination proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal C, which is, in the judgment of our board of directors, necessary to adequately address the needs of WSC after the business combination. Under the Stock Purchase Agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the business combination and therefore approval of this organizational documents proposal C is a condition to the consummation of the business combination.

Organizational documents proposal C is a proposal to approve the provision in the Proposed Charter pursuant to which WSC’s board of directors will continue to be divided into three classes following the consummation of the business combination, with each class generally serving for a term of three years and with only one class of directors being elected in each year.

For additional information, see “The Organizational Documents Proposals” section in this proxy statement/prospectus.

Organizational Documents Proposal D — Approval of Other Changes in Connection with Adoption of the Proposed Organizational Documents

Assuming the business combination proposal and the domestication proposal are approved, our shareholders are also being asked to approve organizational documents proposal D, which is, in the judgment of our board of directors, necessary to adequately address the needs of WSC after the business combination. Under the Stock Purchase Agreement, the approval of each of the organizational documents proposals is a condition to the consummation of the business combination and therefore approval of this organizational documents proposal D is a condition to the consummation of the business combination.

Organizational documents proposal D is a proposal to approve all other changes in connection with the replacement of the Existing Organizational Documents with the Proposed Organizational Documents as part of the domestication, including (i) changing the post-domestication corporate name from “Double Eagle Acquisition Corp.” to “Williams Scotsman Corporation” and making WSC’s corporate existence perpetual, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation, (iii) granting a waiver regarding corporate opportunities to WSC’s non-employee directors and (iv) removing certain provisions related to our status as a blank check company that will no longer apply upon consummation of the business combination, all of which Double Eagle’s board of directors believe are necessary to adequately address the needs of WSC after the business combination.

For additional information, see “The Organizational Documents Proposal” section of this proxy statement/prospectus.

The Stock Issuance Proposal

Assuming the business combination proposal, the domestication proposal and each of the organizational documents proposals are approved, our shareholders are also being asked to approve, by ordinary resolution, the stock issuance proposal.

Double Eagle’s units, ordinary shares and public warrants are listed on Nasdaq and, as such, we are seeking shareholder approval of (x) the issuance of shares of WSC Class A common stock (i) to the TDR Investor in the Private Placement, (ii) to the TDR Investor following the closing of the business combination, pursuant to the terms of the Equity Commitment Letter and (iii) to the Sellers pursuant to the terms of the Exchange Agreement and (y) the issuance of shares of WSC Class B common stock to the Sellers pursuant to the terms of the Stock Purchase Agreement, in order to comply with the applicable listing rules of Nasdaq.

The number of shares of WSC common stock that may be issued in connection with the stock issuance proposal is expected to be between approximately 59.0 and 62.0 million shares. The actual number of shares of WSC common stock to be issued will depend on (i) the number of public shares that are validly redeemed in connection with the business combination proposal and (ii) the amount of transaction expenses incurred.

For additional information, see “The Stock Issuance Proposal” section of this proxy statement/prospectus.

The Incentive Award Plan Proposal

Assuming the business combination proposal, the domestication proposal, each of the organizational documents proposals and the stock issuance proposal are approved, our shareholders are also being asked to approve, by ordinary resolution, the incentive award plan proposal.

We expect that, prior to the consummation of the business combination, our board of directors will approve and adopt the Williams Scotsman Corporation 2017 Incentive Award Plan, referred to as the Plan, and assuming the business combination proposal, the domestication proposal, each of the organizational documents proposals and the stock issuance proposal are approved, we expect that our shareholders will be asked to approve the Plan. Our shareholders should carefully read the entire Plan, a copy of which is attached to this proxy statement/prospectus as Annex E, before voting on this proposal.

For additional information, see “The Incentive Award Plan Proposal” section of this proxy statement/prospectus.

The Adjournment Proposal

If based on the tabulated vote, there are not sufficient votes at the time of the general meeting to authorize Double Eagle to consummate the business combination (because any of the condition precedent proposals have not been approved (including as a result of the failure of any other cross-conditioned condition precedent proposals to be approved)) or Double Eagle determines that one or more of the closing conditions under the Stock Purchase Agreement has not been satisfied, Double Eagle’s board of directors may submit a proposal to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation of proxies.

For additional information, see “The Adjournment Proposal” section of this proxy statement/prospectus.

Date, Time and Place of General Meeting of Double Eagle’s Shareholders

The general meeting will be held at 9:30 a.m., Eastern Time, on November 16, 2017, at the offices of Winston & Strawn LLP at 200 Park Avenue, New York, New York 10166, to consider and vote upon the proposals to be put to the general meeting, including if necessary, the adjournment proposal.

Voting Power; Record Date

Shareholders will be entitled to vote or direct votes to be cast at the general meeting if they owned ordinary shares at the close of business on October 30, 2017, which is the record date for the general meeting. Shareholders will have one vote for each ordinary share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. Our warrants do not have voting rights. On the record date, there were 62,204,329 ordinary shares outstanding, of which 49,704,329 were public shares (being 50,000,000 public shares issued in our initial public offering as reduced by the redemption of 295,671 public shares in connection with the Extension Meeting) with the rest being held by our initial shareholders.

Quorum and Vote of Double Eagle Shareholders

A quorum of Double Eagle shareholders is necessary to hold a valid meeting. A quorum will be present at the Double Eagle general meeting if a majority of the outstanding shares entitled to vote at the general meeting are represented in person or by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

As of the record date for the general meeting, 31,102,165 ordinary shares would be required to achieve a quorum.

In connection with our initial public offering, our initial shareholders (consisting of our Sponsor, Harry E. Sloan and our independent directors at the time of our initial public offering) entered into letter agreements to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of the business combination proposal and we also expect them to vote their shares in favor of all other proposals being presented at the general meeting. As of the date hereof, our Sponsor and our independent directors own 20.0% of our total outstanding common shares.

The proposals presented at the general meeting require the following votes:

•	Business combination proposal: The approval of the business combination proposal requires the affirmative vote for the proposal by the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting to approve the business combination proposal, vote at the general meeting.
•	Domestication proposal: The approval of the domestication proposal by special resolution requires a special resolution under Cayman Islands Companies Law, being the affirmative vote for the proposal by the holders of not less than two-thirds of the ordinary shares who, being present and entitled to vote at the general meeting to approve the domestication proposal, vote at the general meeting.
•	Organizational documents proposals: The separate approval of each of the organizational documents proposals by special resolution requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote for each of the organizational documents proposals by the holders of not less than two-thirds of the ordinary shares who, being present and entitled to vote at the general meeting to approve each such organizational documents proposal, vote at the general meeting.
•	Stock issuance proposal: The approval of the stock issuance proposal requires the affirmative vote for the proposal by the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting to approve the stock issuance proposal, vote at the general meeting.
•	Incentive award plan proposal: The approval of the incentive award plan proposal requires the affirmative vote for the proposal by the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting to approve the incentive award plan proposal, vote at the general meeting.
•	Adjournment proposal: The approval of the adjournment proposal requires the affirmative vote for the proposal by the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting to approve the adjournment proposal, vote at the general meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

Redemption Rights

Pursuant to Double Eagle’s Existing Organizational Documents, a public shareholder may request that Double Eagle redeem all or a portion of their public shares (which would become shares of WSC Class A common stock in the domestication) for cash if the business combination is consummated. You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and
(ii)	prior to 9:30 a.m., Eastern Time, on November 14, 2017, (a) submit a written request to the transfer agent that WSC redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

As noted above, holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct them to do so. Public shareholder may elect to redeem all or a portion of their public shares even if they vote for the business combination proposal. If the business combination is not consummated, the public shares will not be redeemed for cash. If a public shareholder properly exercises its right to redeem its public shares and timely delivers its public shares to Continental Stock Transfer & Trust Company, Double Eagle’s transfer agent, Double Eagle will redeem each Class A share into which such public share converted upon the domestication for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the business combination, including interest, less income taxes payable, divided by the number of then outstanding public shares. If a public shareholder exercises its redemption rights, then it will be exchanging its redeemed ordinary shares for cash and will no longer own such shares. See “Extraordinary General Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 20% of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

In order for public shareholders to exercise their redemption rights in respect of the proposed business combination, public shareholders must properly exercise their right to redeem the public shares that you will hold upon the domestication no later than the close of the vote on the business combination proposal and deliver their ordinary shares (either physically or electronically) to Continental Stock Transfer & Trust Company, Double Eagle’s transfer agent, prior to 9:30 a.m., Eastern Time, on November 14, 2017. Therefore, the exercise of redemption rights occurs prior to the domestication. For the purposes of Article 48.3 of the amended and restated memorandum and articles of association of Double Eagle and the Cayman Islands Companies Law, the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in this proxy statement/prospectus shall be interpreted accordingly. Immediately following the domestication and the consummation of the business combination, WSC shall satisfy the exercise of redemption rights by redeeming the public shares issued to the public shareholders that validly exercised their redemption rights.

Holders of our warrants will not have redemption rights with respect to the warrants.

Appraisal Rights

Neither Double Eagle shareholders nor Double Eagle warrantholders have appraisal rights in connection with the business combination or the domestication under the Cayman Islands Companies Law or under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. Double Eagle has engaged Morrow Sodali LLC to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the general meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting — Revoking Your Proxy.”

Interests of Double Eagle’s Directors and Officers in the Business Combination

When you consider the recommendation of Double Eagle’s board of directors in favor of approval of the business combination proposal, you should keep in mind that Double Eagle’s initial shareholders, including its directors and executive officers, have interests in such proposal that are different from, or in addition to those of Double Eagle shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•	If we do not consummate a business combination transaction by December 31, 2017, we will cease all operations except for the purpose of winding up, redeem all of the outstanding public shares for cash and, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under the Cayman Islands Companies Law to provide for claims of creditors and the requirements of other applicable law. In such event, the 12,500,000 founder shares owned by our initial shareholders would be worthless because following the redemption of the public shares, we would likely have few, if any, net assets and because our initial shareholders have agreed to waive their rights to liquidating distributions from the trust account with respect to the founder shares if we fail to complete a business combination within the required period. Our initial shareholders purchased the founder shares prior to our initial public offering for an aggregate purchase price of $25,000. Upon the Closing, such founder shares will convert into 12,500,000 shares of WSC Class A common stock, and such securities, if unrestricted and freely tradable would be valued at approximately $126,250,000, based on the closing price of $10.10 per share of our Class A ordinary shares on Nasdaq on November 3, 2017.
•	Simultaneously with the closing of our initial public offering, Double Eagle consummated the sale of 19,500,000 private placement warrants at a price of $0.50 per warrant in a private placement to our initial shareholders. The warrants are each exercisable commencing 30 days following the closing of the business combination for one-half of one Class A ordinary share at $11.50 per whole share. If we do not consummate a business combination transaction by December 31, 2017, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public shareholders and the warrants held by our initial shareholders will be worthless. The warrants held by our initial shareholders had an aggregate market value of $15,015,000 based upon the closing price of $0.77 per warrant on Nasdaq on November 3, 2017.
•	Our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination by December 31, 2017.
•	Jeff Sagansky and Fredric Rosen will continue to be directors of WSC after the consummation of the business combination. As such, in the future they will receive any cash fees, stock options or stock awards that the WSC board of directors determines to pay to its directors.
•	Our initial shareholders have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if Double Eagle fails to complete an initial business combination by December 31, 2017.
•	In order to protect the amounts held in the trust account, Jeff Sagansky and Harry E. Sloan have agreed that they will be jointly and severally liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the trust account. This liability will not apply with respect to any claims by a third-party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account or to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.

•	Following the consummation of the business combination, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to Double Eagle and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has advanced us $230,000 for working capital expenses as of June 30, 2017. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the trust account to repay the working capital loans, but no proceeds held in the trust account would be used to repay the working capital loans.
•	Following the consummation of the business combination, we will continue to indemnify our existing directors and officers and will maintain our directors’ and officers’ liability insurance.
•	Following consummation of the business combination, our Sponsor, our officers and directors and their respective affiliates would be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Double Eagle from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. However, if we fail to consummate a business combination within the required period, our Sponsor and our officers and directors and their respective affiliates will not have any claim against the trust account for reimbursement.

At any time prior to the general meeting, during a period when they are not then aware of any material nonpublic information regarding Double Eagle or its securities, the Double Eagle initial shareholders, Williams Scotsman and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Double Eagle’s ordinary shares or vote their shares in favor of the business combination proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of that (i) the proposals presented to shareholders for approval at the general meeting are approved and/or (ii) that Double Eagle satisfy the minimum cash condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination. This may result in the completion of our business combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Double Eagle initial shareholders for nominal value.

Entering into any such arrangements may have a depressive effect on Double Eagle’s ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the general meeting. Moreover, any such purchases may make it less likely that holders of no more than 25 million public shares elect to redeem their public shares in connection with the business combination.

If such transactions are effected, the consequence could be to cause the business combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the general meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Double Eagle will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of the Double Eagle directors may result in a conflict of interest on the part of one or more of them between what he may believe is best for Double Eagle and what he may believe is best for him in determining whether or not to grant a waiver in a specific situation. See the sections entitled “Risk Factors” and “The Business Combination Proposal — Interests of Double Eagle’s Directors and Officers in the Business Combination” for a further discussion of this and other risks.

Recommendation to Shareholders

Double Eagle’s board of directors believes that the business combination proposal and the other proposals to be presented at the general meeting are in the best interest of Double Eagle’s shareholders and unanimously recommends that its shareholders vote “FOR” the business combination proposal, “FOR” the domestication proposal, “FOR” each of the separate organizational documents proposals, “FOR” the stock issuance proposal, “FOR” the incentive award plan proposal and “FOR” the adjournment proposal, in each case, if presented to the general meeting.

The existence of financial and personal interests of Double Eagle’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of Double Eagle and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Double Eagle’s Directors and Officers in the Business Combination” for a further discussion.

Conditions to the Closing of the Business Combination

Unless waived by the parties to the Stock Purchase Agreement, and subject to applicable law, the consummation of the business combination is subject to a number of conditions set forth in the Stock Purchase Agreement including, among others, receipt of gross proceeds of at least $490 million of debt financing and an equity investment in an amount equal to the Closing Date Commitment and the requisite shareholder approvals contemplated by this proxy statement/prospectus. For more information about conditions to the consummation of the business combination, see “The Business Combination Proposal — The Stock Purchase Agreement — Conditions to the Closing of the Business Combination.”

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the business combination. Where actual amounts are not known or knowable, the figures below represent Double Eagle’s good faith estimate of such amounts assuming a closing as of the indicated date.

(U.S. dollars in thousands)
Sources		Uses
Debt Financing(1)	$490,000	Purchase of Williams Scotsman	(5)	$1,021,500
Trust Account(2)	$500,000	Algeco Group Rollover Equity	(4)	$78,500
Equity Commitment(3)	$306,500	Cash on balance sheet	(2)	$225,000
Algeco Group Rollover Equity(4)	$78,500	Fees and expenses	(6)	$50,000
Total sources	$1,375,000	Total uses		$1,375,000

(1)	Consists of $900 million committed by the Commitment Parties (as defined herein), including an ABL Facility of $600 million, of which $190 million will be funded at the Closing, and a $300 million bridge facility and/or offering of senior secured notes.
(2)	Assumes none of the ordinary shares are redeemed in connection with the business combination.
(3)	The TDR Investor will purchase $206.5 million of WSC Class A common stock (or such higher amount as may be agreed upon) at $9.60 per share and $100.0 million of WSC Class A common stock at $10 per share, and any future investment will be made at $10 per share.
(4)	Reflects shares of the Holdco Acquiror issued to the Sellers (an affiliate of TDR), which will be exchangeable for shares of WSC Class A common stock, subject to certain restrictions and protections.
(5)	Includes repayment of certain third party and intercompany debt. Also includes $38.2 million of capital leases and other debt which will remain obligations of Williams Scotsman after the business combination.
(6)	Includes $18.5 million payable to the underwriters of the Double Eagle initial public offering.

U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the domestication, an exercise of redemption rights and the business combination, please see “U.S. Federal Income Tax Considerations.”

Anticipated Accounting Treatment

The Business Combination

The business combination will be accounted for as a reverse acquisition under the purchase method of accounting, with WSII being treated as the accounting acquirer. Consequently, WSII’s consolidated financial statements will become the historical financial statements of the registrant following consummation of the business combination, with the transaction treated as a recapitalization of WSII.

The Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Double Eagle as a result of domestication. The business, capitalization, assets and liabilities and financial statements of WSC immediately following the domestication will be the same as those of Double Eagle immediately prior to the domestication.

Comparison of Corporate Governance and Shareholder Rights

The domestication will change Double Eagle’s jurisdiction of incorporation from the Cayman Islands to Delaware and, as a result, Double Eagle’s organizational documents will change and will be governed by the DGCL rather than Cayman Islands Companies Law. There are differences between Cayman Islands corporate law, which currently governs Double Eagle, and Delaware corporate law, which will govern WSC following the domestication. Additionally, there are differences between the new organizational documents of WSC and the current constitutional documents of Double Eagle.

For a summary of the material differences among the rights of holders of WSC common stock and holders of ordinary shares, see “Comparison of Corporate Governance and Shareholder Rights.”

Regulatory Matters

The business combination is not subject to any additional federal or state regulatory requirements or approvals, except for filings with the Cayman Islands and the State of Delaware necessary to effectuate the transactions contemplated by the Stock Purchase Agreement.

Risk Factors

In evaluating the proposals to be presented at the general meeting, a shareholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

Sources of Industry and Market Data

Where information has been sourced from a third party, the source of such information has been identified.

Unless otherwise indicated, the information contained in this document on the market environment, market developments, growth rates, market trends and competition in the markets in which Double Eagle and Williams Scotsman operate is taken from publicly available sources, including third-party sources, or reflects Double Eagle’s, or Williams Scotsman’s estimates that are principally based on information from publicly available sources.

Emerging Growth Company

Double Eagle is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“SOX”), reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. Double Eagle intends to take advantage of the benefits of this extended transition period. This may make comparison of Double Eagle’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Double Eagle will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of its initial public offering, (b) in which it has total annual gross revenue of at least $1.0 billion, or (c) in which it is deemed to be a large accelerated filer, which means the market value of its Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which it has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

SELECTED HISTORICAL FINANCIAL INFORMATION OF DOUBLE EAGLE

Double Eagle is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the business combination.

Double Eagle’s statement of operations data for the year ended December 31, 2016 and the period from June 26, 2015 (date of inception) to December 31, 2015 and balance sheet data as of December 31, 2016 and 2015 are derived from Double Eagle’s audited financial statements included elsewhere in this proxy statement/prospectus. Double Eagle’s statement of operations data for the six months ended June 30, 2017 and 2016 and balance sheet data as of June 30, 2017 are derived from Double Eagle’s unaudited financial statements included elsewhere in this proxy statement/prospectus.

The information is only a summary and should be read in conjunction with Double Eagle’s consolidated financial statements and related notes and “Double Eagle’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere herein. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Double Eagle.

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016	Year Ended December 31, 2016	Period from June 26, 2015 (date of Inception) to December 31, 2015
Statement of Operations Data
Revenue	$—	$—	$—	$—
General and administrative expenses	1,202,906	405,025	688,567	110,490
Loss from operations	(1,202,906)	(405,025)	(688,567)	(110,490)
Interest on Trust Account	1,322,167	499,485	1,251,227	89,682
Net income (loss) attributable to ordinary shares	$119,261	$94,460	$562,660	$(20,808)
Weighted average ordinary shares outstanding
Basic	14,787,471	14,855,890	14,845,029	13,832,830
Diluted	62,500,000	62,500,000	62,500,000	13,832,830
Net income (loss) per ordinary share
Basic	$0.01	$0.01	$0.05	$0.00
Diluted	$0.00	$0.00	$0.01	$0.00

	As of June 30, 2017	As of December 31, 2016	As of December 31, 2015
	(unaudited)
Balance Sheet Data
ASSETS:
Current assets:
Cash and cash equivalents	$22,490	$188,063	$1,007,861
Prepaid expenses	21,842	73,441	—
Total current assets	44,332	261,504	1,007,861
Cash and investments held in Trust Account	502,663,076	501,340,910	500,089,682
Total assets	$502,707,408	$501,602,414	$501,097,543
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$831,407	$75,671	$133,460
Advances from Sponsor	230,000	—	—
Total current liabilities	1,061,407	75,671	133,460
Deferred underwriting compensation	19,500,000	19,500,000	19,500,000
Total liabilities	20,561,407	19,575,671	19,633,460
Class A Ordinary shares subject to possible redemption; 47,714,600 shares, 47,702,674 and 47,646,408 shares at June 30, 2017, December 31, 2016 and December 31, 2015, respectively	477,146,000	477,026,740	476,464,080
Shareholders’ equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—	—
Class A ordinary shares, $0.0001 par value; 380,000,000 Class A ordinary shares authorized, 2,285,400, 2,297,326 and 2,353,592 Class A shares issued and outstanding (excluding 47,714,600, 47,702,674 and 47,646,408 shares, respectively subject to possible redemption) at June 30, 2017, December 31, 2016 and December 31, 2015, respectively	229	230	235
Class B ordinary shares, $0.0001 par value, 20,000,000 Class B ordinary shares authorized; 12,500,000 Class B shares issued and outstanding at June 30, 2017, December 31, 2016 and December 31, 2015	1,250	1,250	1,250
Additional paid-in capital	4,337,409	4,456,671	5,019,326
Retained earnings	661,113	541,852	(20,808)
Total shareholders’ equity	5,000,001	5,000,003	5,000,003
Total liabilities and shareholders’ equity	$502,707,408	$501,602,414	$501,097,543

SELECTED HISTORICAL FINANCIAL INFORMATION OF WSII

The following table shows selected historical financial information of WSII for the periods and as of the dates indicated.

The selected historical financial information of WSII as of and for the years ended December 31, 2016, 2015 and 2014 was derived from the audited historical consolidated financial statements of WSII included elsewhere in this proxy statement/prospectus. The selected historical interim financial information of WSII as of June 30, 2017 and for the six months ended June 30, 2017 and 2016 was derived from the unaudited interim consolidated financial statements of WSII included elsewhere in this proxy statement/prospectus.

The following selected historical financial information should be read together with the consolidated financial statements and accompanying notes and “WSII’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this proxy statement/prospectus. The selected historical financial information in this section is not intended to replace WSII’s consolidated financial statements and the related notes. WSII’s historical results are not necessarily indicative of WSII’s future results, and WSII’s results as of and for the six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017.

As explained elsewhere in this proxy statement/prospectus, the financial information in this section relates to WSII, prior to and without giving effect to the Carve-Out Transaction. See “Summary of the Proxy Statement/Prospectus — The Parties to the Business Combination — Williams Scotsman International, Inc.” and “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(Unaudited)
	(in thousands)
Statement of Operations Data:
Revenues:
Modular leasing	$141,941	$142,595	$283,550	$300,212	$308,888
Modular delivery and installation	41,953	40,134	81,892	83,103	83,364
Remote accommodations	58,565	82,245	149,467	181,692	139,468
Sales:
New units	14,882	18,938	39,228	54,359	87,874
Rental units	10,622	11,279	21,942	15,661	24,825
Total revenues	267,963	295,191	576,079	635,027	644,419
Costs:
Modular leasing	40,442	36,052	75,516	80,081	78,864
Modular delivery and installation	40,472	36,956	75,359	77,960	73,670
Remote accommodations	24,738	27,095	51,145	73,106	67,368
Sales:
New units	10,486	13,778	27,669	43,626	69,312
Rental units	6,283	4,524	10,894	10,255	16,760
Depreciation on rental equipment	46,736	53,792	105,281	108,024	89,597
Gross profit	98,806	122,994	230,215	241,975	248,848
Expenses:
Selling, general and administrative expenses	70,944	78,012	152,976	152,452	161,966
Other depreciation and amortization	6,339	7,080	14,048	28,868	32,821
Impairment losses on goodwill	—	—	5,532	115,940	—
Impairment losses on intangibles	—	—	—	2,900	—

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(Unaudited)
	(in thousands)
Impairment losses on rental equipment	—	—	—	—	2,849
Restructuring costs	1,738	1,522	2,810	9,185	681
Currency losses, net	(8,549)	4,722	13,098	12,122	17,557
Change in fair value of contingent consideration	—	—	(4,581)	(50,500)	48,515
Other expense, net	601	371	1,437	1,160	1,002
Operating income (loss)	27,733	31,287	44,895	(30,152)	(16,543)
Interest expense	55,988	47,769	97,017	92,817	92,446
Interest income	(6,093)	(5,241)	(10,228)	(9,778)	(9,529)
Loss on extinguishment of debt	—	—	—	—	2,324
Loss before income tax	(22,162)	(11,241)	(41,894)	(113,191)	(101,784)
Income tax benefit	(6,087)	(3,263)	(10,958)	(41,604)	(13,177)
Net loss	$(16,075)	$(7,978)	$(30,936)	$(71,587)	$(88,607)
Basic and diluted loss per share	$(12.61)	$(6.26)	$(24.26)	$(56.15)	$(69.50)
Cash Flow Data:
Net cash provided by operating activities	$24,124	$37,783	$58,731	$119,865	$175,042
Net cash used in investing activities	$(111,393)	$(8,884)	$(30,236)	$(193,159)	$(142,528)
Net cash provided by (used in) financing activities	$86,845	$(26,830)	$(31,394)	$76,758	$(37,044)
Other Financial Data:
Adjusted EBITDA(1)	$75,222	$106,311	$190,952	$204,291	$181,421
Adjusted Gross Profit(1)	$145,542	$176,786	$335,496	$349,999	$338,445

	Six Months Ended June 30, 2017	Year Ended December 31,
		2016	2015
	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$5,992	$6,162	$9,302
Notes due from affiliates	$332,793	$256,625	$269,888
Rental equipment, net	$1,013,206	$1,004,517	$1,052,863
Total assets	$1,799,069	$1,699,450	$1,785,713
Total debt, including current	$703,447	$685,436	$720,804
Total due to affiliates, including current	$755,141	$677,240	$661,520
Stockholders’ equity	$12,839	$23,131	$55,350

(1)	WSII presents Adjusted EBITDA and Adjusted Gross Profit, measurements not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), because they are key metrics used by management to assess financial performance. WSII’s business is capital-intensive and these additional metrics allow management to further evaluate its operating performance. In addition, WSII’s definition of Adjusted EBITDA is consistent with the EBITDA definition in the Algeco Group’s financing arrangements which is used in determining compliance with certain covenants. For further information about WSII’s non-GAAP financial measures, including the limitations of such non-GAAP financial measures as an analytical tool, see “WSII’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

The following table presents a reconciliation of WSII’s consolidated net loss to EBITDA and Adjusted EBITDA:

	Six months ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
Net loss	$(16,075)	$(7,978)	$(30,936)	$(71,587)	$(88,607)
Income tax benefit	(6,087)	(3,263)	(10,958)	(41,604)	(13,177)
Interest expense, net	49,895	42,528	86,789	83,039	82,917
Depreciation and amortization	53,075	60,872	119,329	136,892	122,418
EBITDA	80,808	92,159	164,224	106,740	103,551
Currency (gains) losses, net	(8,549)	4,722	13,098	12,122	17,557
Change in fair value of contingent considerations	—	31	(4,581)	(50,500)	48,515
Goodwill and other impairment charges	—	—	5,532	118,840	2,849
Restructuring costs	1,738	1,522	2,810	9,185	681
Loss on extinguishment of debt	—	—	—	—	2,324
Other expense	1,225	7,877	9,869	7,904	5,944
Adjusted EBITDA	$75,222	$106,311	$190,952	$204,291	$181,421

The following table presents a reconciliation of WSII’s gross profit to Adjusted Gross Profit:

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
Gross profit	$98,806	$122,994	$230,215	$241,975	$248,848
Depreciation on rental equipment	46,736	53,792	105,281	108,024	89,597
Adjusted gross profit	$145,542	$176,786	$335,496	$349,999	$338,445

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined financial information (the “selected pro forma data”) gives effect to the business combination between Double Eagle and WSII, the impact of removing certain businesses included in the historical WSII financial statements that will be retained by the Algeco Group and the debt financing and extinguishment of certain existing WSII debt described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The business combination between Double Eagle and WSII will be accounted for similar to that of a capital infusion as the only pre-combination asset of Double Eagle is cash held in the Trust Account. The selected unaudited pro forma condensed combined balance sheet data as of June 30, 2017 gives effect to the business combination and financing activities described above as if they had occurred on June 30, 2017. The selected unaudited pro forma condensed combined statement of operations data for the six months ended June 30, 2017 and for the year ended December 31, 2016 give effect to the business combination and financing activities described above as if they had occurred on January 1, 2016.

The selected pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information (the “pro forma financial statements”) of Double Eagle and WSII appearing elsewhere in this proxy statement/prospectus and the accompanying notes to the pro forma financial statements. In addition, the pro forma financial statements were based on, and should be read in conjunction with, the historical consolidated financial statements and related notes of each of Double Eagle and WSII for the applicable periods included in this proxy statement/prospectus. The selected pro forma data have been presented for informational purposes only and are not necessarily indicative of what Double Eagle’s and WSII’s financial position or results of operations actually would have been had the business combination been completed as of the dates indicated. In addition, the selected pro forma data do not purport to project the future financial position or operating results of Double Eagle and WSII.

	For the Six Months Ended June 30, 2017	For the Year Ended December 31, 2016
	(in thousands, except share and per share data)
Selected Unaudited Pro Forma Condensed Combined Statement of Operations
Revenue	$209,693	$427,500
Net (loss) per share – basic and diluted	$(0.28)	$(0.11)
Weighted average shares outstanding – basic and diluted*	81,585,417	81,585,417

*	In a maximum redemption scenario weighted average shares outstanding — basic and diluted would be 72,486,478 for both June 30, 2017 and December 31, 2016

	As of June 30, 2017
	No Redemption Scenario	Maximum Redemption Scenario
	(in thousands)
Selected Unaudited Pro Forma Combined Balance Sheet Data
Total assets	$1,421,005	$1,321,005
Total liabilities	$767,086	$767,086
Total equity	$653,919	$553,919

COMPARATIVE PER SHARE DATA

The following table sets forth selected historical equity ownership information for Double Eagle and WSII and unaudited pro forma condensed consolidated combined per share ownership information of Double Eagle and WSII after giving effect to the business combination, assuming two redemption scenarios as follows:

•	Assuming No Redemptions: This presentation assumes that no Double Eagle shareholders exercise redemption rights with respect to their public shares for a pro rata portion of the trust account.
•	Assuming Maximum Redemption: This presentation assumes that the Double Eagle public shareholders holding a net number of 25,140,605 of Double Eagle’s shares exercise their redemption rights and that such shares are redeemed for $10.05 per share. This scenario assumes that TDR purchases the redeemed shares held by the current shareholders at $9.60 per share.

The book value per share reflects the business combination as if it had occurred on June 30, 2017. The net income (loss) per share information reflects the business combination as if it had occurred at the beginning of the period.

The historical information should be read in conjunction with the sections entitled “Selected Historical Financial Information of Double Eagle” and “Selected Historical Financial Information of WSII” and the historical consolidated and combined financial statements of Double Eagle and WSII and the related notes thereto included in this proxy statement/prospectus. The unaudited pro forma condensed consolidated combined per share data are presented for illustrative purposes only and are not necessarily indicative of actual or future financial position or results of operations that would have been realized if the business combination had been completed as of the date indicated or will be realized upon the completion of the business combination. The historical information contained in the following table for the six months ended June 30, 2017 should be read in conjunction with Double Eagle’s and WSII’s unaudited condensed consolidated statement of operations for the six months ended June 30, 2017 and the related notes included elsewhere herein. The historical information contained in the following table for the year ended December 31, 2016 should be read in conjunction with Double Eagle’s and WSII’s audited consolidated statement of operations for the year ended December 31, 2016 and the related notes included elsewhere herein.

			Combined Pro Forma
	Double Eagle	WSII	Assuming No Redemptions	Assuming Maximum Redemptions
	(in thousands, except share and per share amounts)
As of and for the Six Months Ended June 30, 2017 (Unaudited)
Book value per share(1)	$0.08	$10.07	$8.02	$7.64
Weighted average shares outstanding – basic and diluted	14,787,471	1,275	81,585,417	72,486,478
Net income (loss) per share – basic and diluted	$0.01	$(12,608)	$(0.11)	$(0.12)
As of and for the Year Ended December 31, 2016
Weighted average shares outstanding – basic	14,845,629	1,275	81,585,417	72,486,478
Weighted average shares outstanding – diluted	62,500,000	1,275	81,585,417	72,486,478
Net income (loss) per share – basic	$0.05	$(24,260)	$(0.28)	$(0.31)
Net income (loss) per share – diluted	$0.01	$(24,260)	$(0.28)	$(0.31)

(1)	Book value per share = (Total equity excluding preferred shares)/shares outstanding.

MARKET PRICE AND DIVIDEND INFORMATION

Double Eagle

Market Price of Units, Ordinary Shares and Warrants

Double Eagle’s units, ordinary shares and warrants are currently listed on The Nasdaq Capital Market under the symbols “EAGLU,” “EAGL” and “EAGLW,” respectively.

The following table sets forth the high and low sales prices for Double Eagle’s units, ordinary shares and warrants for the periods indicated since the units began public trading on September 11, 2015 and Double Eagle’s ordinary shares and warrants began public trading on November 5, 2015.

The closing price of Double Eagle’s units, ordinary shares and warrants on August 18, 2017, the last trading day before announcement of the execution of the Stock Purchase Agreement, was $10.40, $10.05 and $0.38, respectively. As of October 30, 2017, the record date, the most recent closing price for each unit, ordinary shares and warrant of Double Eagle was $10.67, $10.05 and $0.67, respectively.

	Units		Ordinary shares				Warrants
	High	Low	High		Low		High		Low
2015
September 2015	10.33	10.00	—	(1)	—	(1)	—	(1)	—	(1)
October 2015	10.40	10.02	—	(1)	—	(1)	—	(1)	—	(1)
November 2015	10.40	10.00	10.05		9.60		0.75		0.36
December 2015	10.14	9.90	9.73		9.53		0.75		0.30
2016
January 2016	10.14	9.81	10.50		9.50		0.88		0.21
February 2016	10.25	9.85	9.87		9.52		0.50		0.39
March 2016	10.30	9.85	9.78		9.59		0.50		0.37
April 2016	10.30	9.85	9.78		9.65		0.47		0.35
May 2016	10.18	9.85	9.75		9.64		0.40		0.22
June 2016	10.15	9.82	9.79		9.57		0.30		0.20
July 2016	10.25	9.72	9.79		9.70		0.32		0.23
August 2016	10.23	9.85	9.83		9.70		0.42		0.28
September 2016	10.30	10.06	9.95		9.75		0.42		0.35
October 2016	10.37	10.12	10.11		9.75		0.47		0.35
November 2016	10.50	10.23	9.95		9.80		0.47		0.38
December 2016	10.50	10.29	9.95		9.85		0.49		0.32
2017
January 2017	10.57	10.30	10.05		9.90		0.54		0.36
February 2017	10.60	10.26	10.05		9.95		0.55		0.47
March 2017	10.60	10.35	10.20		9.99		0.61		0.43
April 2017	10.63	10.41	10.15		10.00		0.59		0.47
May 2017	10.52	10.40	10.00		10.00		0.55		0.37
June 2017	10.75	10.30	10.05		9.95		0.52		0.40
July 2017	10.75	10.37	10.05		9.95		0.53		0.43
August 2017	10.62	10.35	10.10		9.95		0.60		0.34
September 2017	11.61	10.53	10.15		10.00		0.79		0.51
October 2017	10.75	10.58	10.10		10.00		0.75		0.56
November 2017 (through November 3, 2017)	12.25	10.69	10.10		10.00		0.80		0.68

(1)	There was no trading in the ordinary shares and warrants in September and October 2015.

Holders

As of November 3, 2017, there was one holder of record of our units, one holder of record of our Class A ordinary shares, five holders of record of our Class B ordinary shares and nine holders of record of our warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, Class A ordinary shares and warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

Double Eagle has not paid any cash dividends on its ordinary shares to date and does not intend to pay any cash dividends prior to the completion of the business combination. The payment of cash dividends in the future will be dependent upon WSC’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the business combination. The payment of any cash dividends subsequent to a business combination will be within the discretion of WSC’s board of directors at such time.

WSII

Market Price of Common Stock

Historical market price information for WSII is not provided because there is no public market for WSII’s shares of common stock. See “WSII Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

RISK FACTORS

Shareholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus. Except as otherwise specifically indicated, the risk factors under “Risks Relating to Williams Scotsman’s Business” reflect the risks associated with the Williams Scotsman business after giving effect to the Carve-Out Transaction. These risks could have a material adverse effect on the business, results of operations or financial condition of WSC and could adversely affect the trading price of its common stock.

Risks Relating to Williams Scotsman’s Business

Williams Scotsman faces significant competition in the modular space and portable storage unit industry. If Williams Scotsman is unable to compete successfully, it could lose customers and its revenue and profitability could decline.

Although Williams Scotsman’s competition varies significantly by market, the modular space and portable storage unit industry, in general, is highly competitive. Williams Scotsman competes on the basis of a number of factors, including equipment availability, quality, price, service, reliability, appearance, functionality and delivery terms. Williams Scotsman may experience pricing pressures in its operations in the future as some of its competitors seek to obtain market share by reducing prices. Williams Scotsman may also face reduced demand for its products and services if its competitors are able to provide new or innovative products or services that better appeal to its potential customers. In each of its current markets, Williams Scotsman faces competition from national, regional and local companies who have an established market position in the specific service area. Williams Scotsman expects to encounter similar competition in any new markets that it may enter. Some of its competitors may have greater market share, less indebtedness, greater pricing flexibility, more attractive product or service offerings or superior marketing and financial resources. Increased competition could result in lower profit margins, substantial pricing pressure and reduced market share. Price competition, together with other forms of competition, may materially adversely affect Williams Scotsman’s business, results of operations and financial condition.

Effective management of Williams Scotsman’s rental equipment is vital to its business.

Williams Scotsman’s rental equipment has a long economic life and managing this equipment is a critical element to its lease business. Rental equipment asset management requires designing and building the product for a long life that anticipates the needs of Williams Scotsman’s customers and changes in legislation, regulations, building codes and local permitting in the various markets in which it operates. In addition, Williams Scotsman must successfully maintain and repair this equipment cost-effectively to maximize the economic life of the products and the proceeds received from the sale of such products. As the needs of its customers change, Williams Scotsman may need to incur costs to relocate or retrofit its lease assets to better meet shifts in demand. If the distribution of its lease assets is not aligned with regional demand, Williams Scotsman may be unable to take advantage of sales and lease opportunities despite excess inventory in other regions. If Williams Scotsman is not able to successfully manage its lease assets, its business, results of operations and financial condition may be materially adversely affected.

Failure to properly design, manufacture, repair and maintain its rental equipment may result in impairment charges, potential litigation and reduction of Williams Scotsman’s operating results and cash flows.

The economic life of Williams Scotsman’s rental units can exceed 20 years, with a residual value that varies depending on product type and location. However, proper design, manufacture, repairs and maintenance of rental equipment during ownership is required for the product to reach its estimated economic life with such residual value. If Williams Scotsman does not appropriately manage the design, manufacture, repair and maintenance of its rental equipment, delays or defers such repair or maintenance or suffers unexpected losses of rental equipment due to theft or obsolescence, Williams Scotsman may be required to incur impairment charges for equipment that is beyond economic repair or incur significant capital expenditures to acquire new rental equipment to serve demand. In addition, these failures may result in personal injury or property damage claims, including claims based on poor indoor air quality, and termination of leases or contracts by customers. Costs of contract performance, potential litigation and profits lost from termination could accordingly materially adversely affect Williams Scotsman’s future operating results and cash flows.

WSII’s operations are and Williams Scotsman’s operations will be exposed to operational, economic, political and regulatory risks.

As of June 30, 2017, WSII operated in the United States, Canada and Mexico. For the six months ended June 30, 2017, approximately 90.6%, 7.1%, and 2.3%, respectively, of WSII’s revenue was generated in the United States (excluding Alaska), Canada (including Alaska), and Mexico, respectively. The operations in these countries could be affected by foreign and international economic, political and regulatory risks. These risks include:

•	multiple regulatory requirements that are subject to change and that could restrict Williams Scotsman’s ability to assemble, lease or sell its products;
•	inflation, recession, fluctuations in foreign currency exchange and interest rates;
•	compliance with applicable export control laws and economic sanctions laws and regulations;
•	trade protection measures, including increased duties and taxes, and import or export licensing requirements;
•	price controls;
•	ownership regulations;
•	compliance with applicable antitrust and other regulatory rules and regulations relating to potential future acquisitions;
•	different local product preferences and product requirements;
•	pressures on management time and attention due to the complexities of overseeing global operations;
•	challenges in maintaining, staffing and managing multi-national operations;
•	different labor regulations;
•	potentially adverse consequences from changes in or interpretations of tax laws;
•	political and economic instability;
•	enforcement of remedies in various jurisdictions;
•	the risk that the business partners upon whom Williams Scotsman depends for technical assistance or management and acquisition expertise will not perform as expected;
•	the potential impact of collective bargaining;
•	obstacles to the repatriation of earnings and cash;
•	differences in business practices that may result in violation of company policies including but not limited to bribery and collusive practices; and
•	reduced protection for intellectual property in some countries.

These and other risks could have a material adverse effect on Williams Scotsman’s business, results of operations and financial condition.

Changes in state building codes could adversely impact Williams Scotsman’s ability to remarket its buildings, which would have a material impact on its business, financial condition and results of operations.

Building codes are generally reviewed, debated and, in certain cases, modified on a national level every three years as an ongoing effort to keep the regulations current and improve the life, safety and welfare of the building’s occupants. All aspects of a given code are subject to change including, but not limited to, such items as structural specifications for earthquake safety, energy efficiency and environmental standards, fire and life safety, transportation, lighting and noise limits. On occasion, state agencies have undertaken studies of indoor air quality and noise levels with a focus on permanent and modular classrooms.

This process leads to a systematic change that requires engagement in the process and recognition that past methods will not always be accepted. New modular construction is very similar to conventional construction where newer codes and regulations generally increase cost. New governmental regulations may increase our acquisition costs of new rental equipment, as well as increase our costs to refurbish existing equipment.

Compliance with building codes and regulations entails risk as state and local government authorities do not necessarily interpret building codes and regulations in a consistent manner, particularly where applicable regulations may be unclear and subject to interpretation. These regulations often provide broad discretion to governmental authorities that oversee these matters, which can result in unanticipated delays or increases in the cost of compliance in particular markets. The construction and modular industries have developed many “best practices” which are constantly evolving. Some of Williams Scotsman’s peers and competitors may adopt practices that are more or less stringent than ours. When, and if, regulatory standards are clarified, the effect of the clarification may be to impose rules on Williams Scotsman’s business and practices retroactively, at which time, it may not be in compliance with such regulations and it may be required to incur costly remediation. If Williams Scotsman is unable to pass these increased costs on to its customers, its business, financial condition, operating cash flows and results of operations could be negatively impacted.

Global or local economic movements could have a material adverse effect on Williams Scotsman’s business.

Williams Scotsman operates its business in the United States, Canada and Mexico. Williams Scotsman’s business may be negatively impacted by economic movements or downturns in the local markets in which it operates or global markets generally. These adverse economic conditions may reduce commercial activity, cause disruption and extreme volatility in global financial markets and increase rates of default and bankruptcy. Reduced commercial activity has historically resulted in reduced demand for Williams Scotsman’s products and services. For example, reduced commercial activity in the construction, energy and natural resources sectors in certain markets in which Williams Scotsman operates, particularly the United States and Canada, has negatively impacted its business. Disruptions in financial markets could negatively impact the ability of Williams Scotsman’s customers to pay their obligations to it in a timely manner and increase Williams Scotsman’s counterparty risk. If economic conditions worsen, Williams Scotsman may face reduced demand and an increase, relative to historical levels, in the time it takes to receive customer payments. If Williams Scotsman is not able to adjust its business in a timely and effective manner to changing economic conditions, its business, results of operations and financial condition may be materially adversely affected.

Global capital and credit markets conditions could materially adversely affect Williams Scotsman’s ability to access the capital and credit markets or the ability of key counterparties to perform their obligations to Williams Scotsman.

Although Williams Scotsman believes the banks participating in the New ABL Facility have adequate capital and resources, Williams Scotsman can provide no assurance that all of those banks will continue to operate as a going concern in the future. If any of the banks in Williams Scotsman’s lending group were to fail, it is possible that the borrowing capacity under the New ABL Facility would be reduced. Further, practical, legal and tax limitations may also limit Williams Scotsman’s ability to access the cash available to certain businesses within its group to service the working capital needs of other businesses within its group. In the event that the availability under the New ABL Facility were reduced significantly, Williams Scotsman could be required to obtain capital from alternate sources in order to finance its capital needs. The options for addressing such capital constraints would include, but would not be limited to, obtaining commitments from the remaining banks in the lending group or from new banks to fund increased amounts under the terms of the New ABL Facility, and accessing the public capital markets. In addition, Williams Scotsman may delay certain capital expenditures to ensure that it maintains appropriate levels of liquidity. If it became necessary to access additional capital, any such alternatives could have terms less favorable than those terms under the New ABL Facility, which could have a material adverse effect on Williams Scotsman’s business, results of operations, financial condition and cash flows.

In addition, in the future Williams Scotsman may need to raise additional funds to, among other things, refinance existing indebtedness, fund existing operations, improve or expand its operations, respond to competitive pressures or make acquisitions. If adequate funds are not available on acceptable terms, Williams Scotsman may be unable to achieve its business or strategic objectives or compete effectively. Williams Scotsman’s ability to pursue certain future opportunities may depend in part on its ongoing access to debt and equity capital markets. Williams Scotsman cannot assure you that any such financing will be available on terms satisfactory to it or at all. If Williams Scotsman is unable to obtain financing on acceptable terms, it may have to curtail its growth by, among other things, curtailing the expansion of its fleet of units or its acquisition strategy.

Economic disruptions affecting key counterparties could also have a material adverse effect on Williams Scotsman’s business. Williams Scotsman monitors the financial strength of its larger customers, derivative counterparties, lenders and insurance carriers on a periodic basis using publicly-available information in order to evaluate its exposure to those who have or who Williams Scotsman believes may likely experience significant threats to its ability to adequately perform their obligations to it. The information available will differ from counterparty to counterparty and may be insufficient for Williams Scotsman to adequately interpret or evaluate its exposure and/or determine appropriate or timely responses.

If Williams Scotsman does not effectively manage its credit risk, collect on its accounts receivable, or recover its rental equipment from its customers’ sites, it could have a material adverse effect on Williams Scotsman’s business, financial condition and results of operations.

Williams Scotsman performs credit evaluation procedures on its customers on each transaction and requires security deposits or other forms of security from its customers when a significant credit risk is identified. Failure to manage its credit risk and receive timely payments on its customer accounts receivable may result in the write-off of customer receivables and loss of units if Williams Scotsman is unable to recover its rental equipment from its customers’ sites. If Williams Scotsman is not able to manage credit risk, or if a large number of customers should have financial difficulties at the same time, Williams Scotsman’s credit and equipment losses would increase above historical levels. If this should occur, Williams Scotsman’s business, financial condition and results of operations may be materially and adversely affected.

Williams Scotsman’s operations face foreign currency exchange rate exposure, which may materially adversely affect its business, results of operations and financial condition. Williams Scotsman’s revenues, results of operations and cash flows may also be materially and adversely affected by fluctuations in interest rates and commodity prices, including crude oil.

Williams Scotsman holds assets, incurs liabilities, earns revenue and pays expenses in certain currencies other than the U.S. dollar, primarily the Canadian dollar and the Mexican peso. Williams Scotsman’s consolidated financial results are denominated in U.S. dollars and therefore, during times of a strengthening U.S. dollar, its reported revenue in non-U.S. dollar jurisdictions will be reduced because the local currency will translate into fewer U.S. dollars. Revenue and expenses are translated into U.S. dollars at the average exchange rate for the period. In addition, the assets and liabilities of its non-U.S. dollar subsidiaries are translated into U.S. dollars at the exchange rates in effect on the balance sheet date. Foreign currency exchange adjustments arising from certain intra-company obligations with and between Williams Scotsman’s domestic companies and its foreign subsidiaries are marked-to-market and recorded as a non-cash loss or gain in each of its financial periods in its consolidated statements of comprehensive income. Accordingly, changes in currency exchange rates will cause Williams Scotsman’s total comprehensive income to fluctuate. In addition, fluctuations in foreign currency exchange rates will impact the amount of U.S. dollars Williams Scotsman receives when it repatriate funds from its non-U.S. dollar operations.

Williams Scotsman’s borrowings under the New ABL Facility would be variable rate debt. Fluctuations in interest rates may negatively impact the amount of interest payments and, therefore, Williams Scotsman’s future earnings and cash flows, assuming other factors are held constant. Williams Scotsman’s revenues, results of operations and cash flows are also affected by market prices for commodities such as crude oil. Commodity prices generally are affected by a wide range of factors beyond Williams Scotsman’s control, including weather, disease, insect damage, drought, the availability and adequacy of supply, government regulation and policies and general political and economic conditions. At any time, Williams Scotsman’s inventory levels and unfulfilled fixed or partially fixed price contract obligations may be substantial. Williams Scotsman has processes in place to monitor exposures to these risks and engage in strategies to manage these risks. If these controls and strategies are not successful in mitigating its exposure to these fluctuations, Williams Scotsman could be materially and adversely affected. Increases in market prices for commodities that Williams Scotsman purchases without a corresponding increase in the price of its products or its sales volume or a decrease in its other operating expenses could reduce its revenues and net income.

Significant increases in raw material and labor costs could increase Williams Scotsman’s operating costs significantly and harm its profitability.

Williams Scotsman incurs labor costs and purchases raw materials, including steel, lumber, siding and roofing, fuel and other products to perform periodic repairs, modifications and refurbishments to maintain physical conditions of its units and in connection with get-ready, delivery and installation of its units. The volume, timing and mix of such work may vary quarter-to-quarter and year-to-year. Generally, increases in labor and raw material costs will increase the acquisition costs of new units and also increase the repair and maintenance costs of Williams Scotsman’s fleet. Williams Scotsman also maintains a truck fleet to deliver units to and return units from its customers, the cost of which is sensitive to maintenance and fuel costs. During periods of rising prices for labor or raw materials, and in particular, when the prices increase rapidly or to levels significantly higher than normal, Williams Scotsman may incur significant increases in its acquisition costs for new units and incur higher operating costs that it may not be able to recoup from customers through changes in pricing, which could have a material adverse effect on its business, results of operations and financial condition.

The estimates and assumptions on which WSII’s financial projections for the Williams Scotsman business are based may prove to be inaccurate, which may cause Williams Scotsman’s or WSC’s future actual results to differ materially from such projections, which may adversely affect Williams Scotsman’s or WSC’s future profitability, cash flows and stock price.

In connection with the transactions contemplated by this proxy statement/prospectus, WSII prepared and the Board of Directors of Double Eagle considered, financial forecasts for the Williams Scotsman business prepared by company management. These projection are dependent on certain estimates and assumptions related to, among other things, growth and development of the business, market share, product pricing, volume and product mix, commodity prices, distribution, cost savings, accruals for estimated liabilities and Williams Scotsman’s ability to generate sufficient cash to reinvest in its existing business, fund internal growth, make acquisitions and meet debt obligations. While the financial projections are based on historical experience and on various other assumptions that WSII management believes to be reasonable under the circumstances and at the time they are made, Williams Scotsman’s actual results may differ materially from these financial projections. The financial projections speak only as of the date prepared and have not been, and will not be, updated. The financial projections are subject to significant economic, competitive, industry and other uncertainties and may not be achieved in full, at all or within projected timeframes. Any material variation between WSII’s financial projections and Williams Scotsman’s actual results may adversely affect the future profitability, cash flows and stock price of WSC.

Third parties may fail to manufacture or provide necessary components for Williams Scotsman’s products properly or in a timely manner.

Williams Scotsman is often dependent on third parties to manufacture or supply components for its products. Williams Scotsman typically does not enter into long-term contracts with third-party suppliers. Williams Scotsman may experience supply problems as a result of financial or operating difficulties or the failure or consolidation of its suppliers. Williams Scotsman may also experience supply problems as a result of shortages and discontinuations resulting from product obsolescence or other shortages or allocations by suppliers. Unfavorable economic conditions may also adversely affect its suppliers or the terms on which it purchases products. In the future, Williams Scotsman may not be able to negotiate arrangements with third parties to secure products that it requires in sufficient quantities or on reasonable terms. If Williams Scotsman cannot negotiate arrangements with third parties to produce its products or if the third parties fail to produce Williams Scotsman’s products to its specifications or in a timely manner, Williams Scotsman’s business, results of operations and financial condition may be materially adversely affected.

Williams Scotsman is subject to risks associated with labor relations, labor costs and labor disruptions.

Williams Scotsman is subject to the costs and risks generally associated with labor disputes and organizing activities related to unionized labor. From time to time, its operations may be disrupted by strikes, public demonstrations or other coordinated actions and publicity. Williams Scotsman may incur increased legal costs and indirect labor costs as a result of contractual disputes, negotiations or other labor-related disruptions. Operations where Williams Scotsman has collective bargaining agreements with employees accounted for approximately 2.22% of its employees as of June 30, 2017. These operations may be more highly affected by labor force activities than others, and all collective bargaining agreements must be renegotiated annually. Other locations may also face organizing activities or effects. Labor organizing activities could result in additional employees becoming unionized. Furthermore, collective bargaining agreements may limit Williams Scotsman’s ability to reduce the size of workforces during an economic downturn, which could put it at a competitive disadvantage.

Failure to retain key personnel could impede Williams Scotsman’s ability to execute its business plan and growth strategy.

One of the most important factors in Williams Scotsman’s ability to profitably execute its business plan is its ability to attract, develop and retain qualified personnel. Many of its key executives, managers and employees have knowledge and an understanding of Williams Scotsman’s business and its industry that cannot be readily duplicated and they are the key individuals that interface with customers. In addition, the ability to attract and retain qualified personnel is dependent on the availability of qualified personnel, the impact on the labor supply due to general economic conditions and the ability to provide a competitive compensation package. Failure to retain key personnel may materially adversely affect Williams Scotsman’s business, results of operations and financial condition.

In addition, labor shortages, the inability to hire or retain qualified employees nationally, regionally or locally or increased labor costs could have a material adverse effect on Williams Scotsman’s ability to control expenses and efficiently conduct its operations. Williams Scotsman may not be able to continue to hire and retain the sufficiently skilled labor force necessary to operate efficiently and to support its operating strategies. Labor expenses could also increase as a result of continuing shortages in the supply of personnel.

Williams Scotsman is currently part of the Algeco Group and Williams Scotsman has not operated as an independent company since 2007. WSII’s historical financial information is not representative of the results Williams Scotsman would have achieved as a separate, publicly-traded company and may not be a reliable indicator of Williams Scotsman’s future results.

The historical information of WSII refers to Williams Scotsman’s business, without giving effect to the Carve-Out Transaction and as operated by and integrated with the Algeco Group. Accordingly, the historical financial information does not necessarily reflect the financial condition, results of operations or cash flows that Williams Scotsman would have achieved as a separate, publicly-traded company during the periods presented or those that Williams Scotsman will achieve in the future primarily as a result of the factors described below:

•	Williams Scotsman’s business is currently operated by the Algeco Group as part of its broader corporate organization, rather than as an independent company. The Algeco Group or one of its affiliates performed various corporate functions for us such as legal, treasury, accounting, auditing, human resources, corporate affairs and finance. Williams Scotsman’s historical financial results reflect allocations of corporate expenses from the Algeco Group for such functions and are likely to be less than the expenses Williams Scotsman would have incurred had it operated as a separate publicly-traded company. Following the business combination, Williams Scotsman will be responsible for the cost related to such functions previously performed by the Algeco Group;

•	Generally, Williams Scotsman’s working capital requirements and capital for Williams Scotsman’s general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of the Algeco Group. Following the business combination, Williams Scotsman may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements;
•	WSII’s historical financial information does not give effect to the Carve-Out Transaction, in which the Sellers will transfer (prior to the business combination and other transactions contemplated by this proxy statement/prospectus), certain assets related to WSII’s historical remote accommodations business from WSII to other entities owned by the Sellers. The assets subject to the Carve-Out Transaction accounted for 25.9% and 21.9% of WSII’s consolidated revenue for the year ended December 31, 2016 and the six months ended June 30, 2017, respectively. See “WSII’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Combined Financial Information” for additional information about the Carve-Out Transaction; and
•	Williams Scotsman’s historical financial information prior to the business combination does not reflect the debt or the associated expenses that Williams Scotsman has incurred as part of the business combination.

Other significant changes may occur in Williams Scotsman’s cost structure, management, financing and business operations as a result of operating as a company separate from the Algeco Group. For additional information about the past financial performance of WSII, without giving effect to the Carve-Out Transaction or the business combination and the basis of presentation of the historical consolidated financial statements of WSII, see “WSII’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and WSII’s financial statements and accompanying notes included elsewhere in this proxy statement/prospectus.

Williams Scotsman may not be able to successfully acquire and integrate new operations, which could cause its business to suffer.

Williams Scotsman may not be able to successfully complete potential strategic acquisitions for various reasons. Williams Scotsman anticipates that it will consider acquisitions in the future that meet its strategic growth plans. Williams Scotsman cannot predict whether or when acquisitions will be completed, and it may face significant competition for certain acquisition targets. Acquisitions that are completed involve numerous risks, including the following:

•	difficulties in integrating the operations, technologies, products and personnel of the acquired companies;
•	diversion of management’s attention from normal daily operations of the business;
•	difficulties in entering markets in which Williams Scotsman has no or limited direct prior experience and where its competitors in such markets have stronger market positions;
•	difficulties in complying with regulations, such as environmental regulations, and managing risks related to an acquired business;
•	an inability to timely complete necessary financing and required amendments, if any, to existing agreements;
•	an inability to implement uniform standards, controls, procedures and policies;
•	undiscovered and unknown problems, defects, liabilities or other issues related to any acquisition that become known to Williams Scotsman only after the acquisition, particularly relating to rental equipment on lease that are unavailable for inspection during the diligence process; and
•	potential loss of key customers or employees.

In connection with acquisitions Williams Scotsman may assume liabilities or acquire damaged assets, some of which may be unknown at the time of such acquisitions; record goodwill and non-amortizable intangible assets that will be subject to future impairment testing and potential periodic impairment charges; or incur amortization expenses related to certain intangible assets.

The condition and regulatory certification of any fleet acquired is assessed as part of the acquisition due diligence. In some cases, fleet condition or regulatory certification may be difficult to determine due to fleet being on lease at the time of acquisition and/or inadequate certification records. Fleet acquisitions may therefore result in a rectification cost which may not have been factored into the acquisition price, impacting deployability and ultimate profitability of the fleet acquired.

Acquisitions are inherently risky, and no assurance can be given that Williams Scotsman’s future acquisitions will be successful or will not materially adversely affect its business, results of operations and financial condition. If Williams Scotsman does not manage new markets effectively, some of its new branches and acquisitions may lose money or fail, and Williams Scotsman may have to close unprofitable branches. Closing a branch in such circumstances would likely result in additional expenses that would cause Williams Scotsman’s operating results to suffer. To successfully manage growth, Williams Scotsman will need to continue to identify additional qualified managers and employees to integrate acquisitions within its established operating, financial and other internal procedures and controls. Williams Scotsman will also need to effectively motivate, train and manage its employees. Failure to successfully integrate recent and future acquisitions and new branches into existing operations could materially adversely affect Williams Scotsman’s results of operations and financial condition.

If Williams Scotsman determines that its goodwill and intangible assets have become impaired, it may incur impairment charges, which would negatively impact its operating results.

Williams Scotsman has goodwill, which represents the excess of the total purchase price of Williams Scotsman’s acquisitions over the fair value of the assets acquired, and other intangible assets. As of June 30, 2017, Williams Scotsman had approximately $58.9 million and $125.0 million of goodwill and other intangible assets, net, respectively, in its statement of financial position, which would represent approximately 4.1% and 8.8% of total assets in the minimum redemption scenario, respectively. Williams Scotsman is required to review goodwill and intangible assets at least annually for impairment. In the event impairment is identified, a charge to earnings would be recorded. Impairment may result from significant changes in the manner of use of the acquired asset, negative industry or economic trends and significant underperformance relative to historic or projected operating results.

Williams Scotsman recorded impairment charges of $5.5 million in 2016. These charges represent non-cash impairment charges of certain of Williams Scotsman’s operations recognized in connection with its annual goodwill and intangible asset impairment testing. Any additional impairment charges in the future could adversely affect Williams Scotsman’s business, results of operations and financial condition.

Williams Scotsman may be unable to recognize deferred tax assets such as those related to its tax loss carryforwards and, as a result, lose future tax savings, which could have a negative impact on its liquidity and financial position.

Williams Scotsman recognizes deferred tax assets primarily related to deductible temporary differences based on its assessment that the item will be utilized against future taxable income and the benefit will be sustained upon ultimate settlement with the applicable taxing authority. Such deductible temporary differences primarily relate to tax loss carryforwards and deferred interest expense deductions. Tax loss carryforwards arising in a given tax jurisdiction may be carried forward to offset taxable income in future years from such tax jurisdiction and reduce or eliminate income taxes otherwise payable on such taxable income, subject to certain limitations. Deferred interest expense exists primarily within Williams Scotsman’s U.S. operating companies, where interest expense was not previously deductible as incurred but may become deductible in the future subject to certain limitations. Williams Scotsman may have to write down, via a valuation allowance, the carrying amount of certain of the deferred tax assets to the extent it determines it is not probable such deferred tax assets will continue to be recognized.

Some of the tax loss carryforwards expire and if Williams Scotsman does not have sufficient taxable income in future years to use the tax benefits before they expire, the benefit may be permanently lost. In addition, the taxing authorities could challenge Williams Scotsman’s calculation of the amount of its tax attributes, which could reduce certain of its recognized tax benefits. In addition, tax laws in certain jurisdictions may limit the ability to use carryforwards upon a change in control.

Williams Scotsman is subject to various laws and regulations including those governing government contracts, corruption and the environment. Obligations and liabilities under these laws and regulations may materially harm Williams Scotsman’s business.

Government Contract Laws and Regulations

Williams Scotsman leases and sells its products to government entities, among other parties, and, as a result, Williams Scotsman is subject to various statutes and regulations that apply to companies doing business with the government. The laws governing government contracts can differ from the laws governing private contracts. For example, many government contracts contain favorable pricing terms and conditions that are not typically included in private contracts, such as clauses that make certain obligations of government entities subject to budget appropriations. Many government contracts can be terminated or modified, in whole or in part, at any time, without penalty, by the government. In addition, failure to comply with these laws and regulations might result in administrative penalties or the suspension of its government contracts or debarment and, as a result, the loss of the related revenue which would harm Williams Scotsman’s business, results of operations and financial condition. Williams Scotsman is not aware of any action contemplated by any regulatory authority related to any possible non-compliance by or in connection with its operations.

Williams Scotsman’s operations are subject to an array of governmental regulations in each of the jurisdictions in which it operates. For example, its activities in the United States are subject to regulation by several federal and state government agencies, including the Occupational Safety and Health Administration (“OSHA”) and by federal and state laws. Williams Scotsman’s operations and activities in other jurisdictions are subject to similar governmental regulations. Similar to conventionally constructed buildings, the modular business industry is also subject to regulations by multiple governmental agencies in each jurisdiction relating to, among others, environmental, zoning and building standards, and health, safety and transportation matters. Noncompliance with applicable regulations, implementation of new regulations or modifications to existing regulations may increase costs of compliance, require a termination of certain activities or otherwise have a material adverse effect on Williams Scotsman’s business, results of operations and financial condition.

Anti-Corruption Laws and Regulations

Williams Scotsman is subject to various anti-corruption laws that prohibit improper payments or offers of payments to foreign governments and their officials by a U.S. person for the purpose of obtaining or retaining business. Williams Scotsman operates in countries that may present a more corruptible business environment than the United States. Such activities create the risk of unauthorized payments or offers of payments by one of Williams Scotsman’s employees or agents that could be in violation of various laws including the U.S. Foreign Corrupt Practices Act (the “FCPA”). Williams Scotsman has implemented safeguards and policies to discourage these practices by its employees and agents. However, existing safeguards and any future improvements may prove to be ineffective and employees or agents may engage in conduct for which Williams Scotsman might be held responsible. If employees violate Williams Scotsman’s policies or Williams Scotsman fails to maintain adequate record-keeping and internal accounting practices to accurately record its transactions it may be subject to regulatory sanctions. Violations of the FCPA or other anti-corruption laws may results in severe criminal or civil sanctions and penalties, including suspension or debarment from U.S. government contracting, and Williams Scotsman may be subject to other liabilities which could have a material adverse effect on its business, results of operations and financial condition. Williams Scotsman is also subject to similar anti-corruption laws in other jurisdictions.

Environmental Laws and Regulations

Williams Scotsman is subject to a variety of national, state, regional and local environmental laws and regulations. Among other things, these laws and regulations impose limitations and prohibitions on the discharge and emission of, and establish standards for the use, disposal and management of, regulated materials and waste, and impose liabilities for the costs of investigating and cleaning up, and damages resulting from, present and past spills, disposals or other releases of hazardous substances or materials. In the ordinary course of business, Williams Scotsman uses and generate substances that are regulated or may be hazardous under environmental laws. Williams Scotsman has an inherent risk of liability under environmental laws and regulations, both with respect to ongoing operations and with respect to contamination that may have occurred in the past on its properties or as a result of its operations. From time to time, Williams Scotsman’s operations or conditions on properties that it has acquired, have resulted in liabilities under these environmental laws. Williams Scotsman may in the future incur material costs to comply with environmental laws or sustain material liabilities from claims concerning noncompliance or contamination. Williams Scotsman has no reserves for any such liabilities.

Williams Scotsman cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted, or what environmental conditions may be found to exist at its facilities or at third party sites for which Williams Scotsman may be liable. Enactment of stricter laws or regulations, stricter interpretations of existing laws and regulations or the requirement to undertake the investigation or remediation of currently unknown environmental contamination at its own sites or third party sites may require Williams Scotsman to make additional expenditures, some of which could be material.

Williams Scotsman may be subject to litigation, judgments, orders or regulatory proceedings that could materially harm its business.

Williams Scotsman is subject to claims arising from disputes with customers, employees, vendors and other third parties in the normal course of business. The risks associated with any such disputes may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time. If the plaintiffs in any suits against Williams Scotsman were to successfully prosecute their claims, or if it were to settle such suits by making significant payments to the plaintiffs, Williams Scotsman’s business, results of operations and financial condition would be harmed. Even if the outcome of a claim proves favorable to Williams Scotsman, litigation can be time consuming and costly and may divert management resources. To the extent that Williams Scotsman’s senior executives are named in such lawsuits, its indemnification obligations could magnify the costs.

Unanticipated changes in Williams Scotsman’s tax obligations, the adoption of a new tax legislation, or exposure to additional income tax liabilities could affect profitability.

Williams Scotsman is subject to income taxes in the United States, Canada or Mexico. Williams Scotsman’s tax liabilities are affected by the amounts charged for inventory, services, funding, and other intercompany transactions. Williams Scotsman is subject to potential tax examinations in these jurisdictions. Tax authorities may disagree with Williams Scotsman’s intercompany charges, cross-jurisdictional transfer pricing or other tax positions and assess additional taxes. Williams Scotsman regularly assesses the likely outcomes of these examinations in order to determine the appropriateness of its tax provision. However, there can be no assurance that Williams Scotsman will accurately predict the outcomes of these potential examinations, and the amounts ultimately paid upon resolution of examinations could be materially different from the amounts previously included in its income tax provision and, therefore, could have a material impact on its results of operations and cash flows. In addition, Williams Scotsman’s future effective tax rate could be adversely affected by changes to its operating structure, changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, and the discovery of new information in the course of its tax return preparation process. A number of proposals for broad reform of the corporate tax system in the U.S. are under evaluation at the federal level, but it is not possible to accurately determine the overall impact of such proposals on Williams Scotsman’s effective tax rate at this time. Changes in tax laws or regulations, including multijurisdictional changes enacted in response to the guidelines provided by the Organization for Economic Co-operation and Development to address base erosion and profit sharing, may increase tax uncertainty and adversely affect Williams Scotsman’s results of operations.

Any failure of Williams Scotsman’s management information systems could disrupt its business and result in decreased lease or sale revenue and increase overhead costs.

Williams Scotsman depends on its management information systems to actively manage its lease fleet, control new unit capital spending and provide fleet information, including leasing history, condition and availability of its units. These functions enhance the ability to optimize fleet utilization, rentability and redeployment. The failure of Williams Scotsman’s management information systems to perform as anticipated could damage Williams Scotsman’s reputation with its customers, disrupt its business or result in, among other things, decreased lease and sales revenue and increased overhead costs. For example, an inaccurate utilization rate could cause Williams Scotsman to fail to have sufficient inventory to meet consumer demand, resulting in decreased sales. Any such failure could harm Williams Scotsman’s business, results of operations and financial condition. In addition, the delay or failure to implement information system upgrades and new systems effectively could disrupt Williams Scotsman’s business, distract management’s focus and attention from business operations and growth initiatives and increase Williams Scotsman’s implementation and operating costs, any of which could materially adversely affect its operations and operating results.

Like other companies, Williams Scotsman’s information systems may be vulnerable to a variety of interruptions due to events beyond its control, including, but not limited to, telecommunications failures, computer viruses, security breaches (including cyber-attacks) and other security issues. In addition, because Williams Scotsman’s systems contain information about individuals and businesses, the failure to maintain the security of the data Williams Scotsman holds, whether the result of its own error or the malfeasance or errors of others, could harm its reputation or give rise to legal liabilities leading to lower revenue, increased costs, regulatory sanctions and other potential material adverse effects on its business, results of operations and financial condition.

Williams Scotsman’s operations could be subject to natural disasters and other business disruptions, which could materially adversely affect its future revenue and financial condition and increase its costs and expenses.

Williams Scotsman’s operations could be subject to natural disasters and other business disruptions such as fires, floods, hurricanes, earthquakes and terrorism, which could adversely affect its future revenue and financial condition and increase its costs and expenses. For example, hurricanes Harvey and Irma in August and September 2017 impacted Williams Scotsman’s operations in Texas and Florida. Williams Scotsman has submitted claims relating to these hurricanes to its insurers in the impacted locations, however, Williams Scotsman may face significant delays in resolving its insurance claims or its insurers may challenge or deny parts or all of its claims. See “Risk Factors — Risks Relating to Williams Scotsman’s Business — Williams Scotsman is exposed to various possible claims relating to its business and its insurance may not fully protect it.” See “WSII’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting WSII’s Business — Natural Disasters.” In addition, the occurrence and threat of terrorist attacks may directly or indirectly affect economic conditions, which could in turn adversely affect demand for Williams Scotsman’s products and services. In the event of a major natural or man-made disaster, Williams Scotsman could experience loss of life of its employees, destruction of facilities or business interruptions, any of which may materially adversely affect its business. If any of Williams Scotsman’s facilities or a significant amount of its rental equipment were to experience a catastrophic loss, it could disrupt its operations, delay orders, shipments and revenue recognition and result in expenses to repair or replace the damaged rental equipment and facility not covered by asset, liability, business continuity or other insurance contracts. Also, Williams Scotsman could face significant increases in premiums or losses of coverage due to the loss experienced during and associated with these and potential future natural or man-made disasters that may materially adversely affect its business. In addition, attacks or armed conflicts that directly impact one or more of its properties could significantly affect Williams Scotsman’s ability to operate those properties and thereby impair its results of operations.

More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the global economy and worldwide financial markets. Any of these occurrences could have a material adverse effect on Williams Scotsman’s business, results of operations and financial condition.

Williams Scotsman is exposed to various possible claims relating to its business and its insurance may not fully protect it.

Williams Scotsman is exposed to various possible claims relating to its business. These possible claims include those relating to: (1) personal injury or death caused by containers, offices or trailers rented or sold by Williams Scotsman; (2) motor vehicle accidents involving Williams Scotsman’s vehicles and its employees; (3) employment-related claims; (4) property damage and (5) commercial claims. Williams Scotsman’s insurance policies have deductibles or self-insured retentions which would require Williams Scotsman to expand amounts prior to taking advantage of coverage limits. Williams Scotsman believes that it has adequate insurance coverage for the protection of its assets and operations. However, its insurance may not fully protect it for certain types of claims such as dishonest, fraudulent, criminal or malicious acts; terrorism, war, hostile or warlike action during a time of peace; automobile physical damage; natural disasters; and cybercrime.

Demand for Williams Scotsman’s products and services is sensitive to changes in demand within a number of key industry end-markets and geographic regions.

Williams Scotsman’s financial performance is dependent on the level of demand for its products and services, which is sensitive to the level of demand within various sectors, in particular, the commercial and industrial, construction, education, energy and natural resources, government and other end-markets. Each of these sectors is influenced not only by the state of the general global economy but by a number of more specific factors as well. For example, demand for modular buildings within the energy and resources sector may be materially adversely affected by a decline in global energy prices. Demand for Williams Scotsman’s products and services may also vary among different localities or regions.

The levels of activity in these sectors and geographic regions may also be cyclical, and Williams Scotsman may not be able to predict the timing, extent or duration of the activity cycles in the markets in which it or its key customers operate. A decline or slowed growth in any of these sectors or geographic regions could result in reduced demand for its products and services, which may materially adversely affect Williams Scotsman’s business, results of operations and financial condition.

Williams Scotsman may not be able to redeploy its units effectively should a significant number of its leased units be returned during a short period of time, which could adversely affect its financial performance.

While Williams Scotsman’s typical lease terms include contractual provisions requiring customers to retain units on lease for a specified period, its customers generally rent their units for periods longer than the contractual lease terms. As of June 30, 2017, the average lease duration of Williams Scotsman’s current lease portfolio was approximately 35 months. Should a significant number of leased units be returned during a short period of time, a large supply of units would need to be remarketed. Williams Scotsman’s failure to effectively remarket a large influx of units returning from leases could have a material adverse effect on its financial performance.

Failure to close Williams Scotsman’s unit sales transactions as projected could cause its actual revenue or cash flow for a particular fiscal period to differ from expectations.

Sales of new and used modular space and portable storage units to customers represented approximately 12% of Williams Scotsman’s revenue during the six months ended June 30, 2017. The completion of sale transactions is subject to certain factors that are beyond Williams Scotsman’s control, including permit requirements and weather conditions. Accordingly, the actual timing of the completion of these transactions may take longer than expected. As a result, Williams Scotsman’s actual revenue and cash flow in a particular fiscal period may not consistently correlate to its internal operational plans and budgets. If Williams Scotsman is unable to prepare accurate internal operational plans and budgets, it may fail to take advantage of business and growth opportunities otherwise available and its business, results of operations and financial condition may be materially adversely affected.

Any failure by Algeco Global or one of its affiliates to deliver the services to be provided under the Transition Services Agreement or breach of the covenants in the IP Agreement could have a material adverse effect on Williams Scotsman’s business, financial condition and results of operations.

In connection with the Carve-Out Transaction, it entered into the Transition Services Agreement (as defined herein) and the IP Agreement (as defined herein), respectively, with Algeco Global and A/S Holding, respectively, for the mutual provision of certain transitional services and the mutual agreement to take or refrain from taking certain actions for certain periods specified therein. The transitional services provided under the Transition Services Agreement include use of office space and information technology, human resources, accounting, insurance, legal, tax, treasury and other services. If Algeco Global fails to provide or procure the services envisaged under the Transition Services Agreement, or fails to provide such services in a timely manner, such failure could have a material adverse effect on Williams Scotsman’s business, financial condition and results of operations. Additionally, under the IP Agreement, Williams Scotsman, the Holdco Acquiror and the parent of Algeco Global will cooperate to simultaneously use certain trademarks that include the word “SCOTSMAN” and wind down their respective use thereof over a specified period. The primary intent of the IP Agreement is to avoid customer confusion in the marketplace and protect the goodwill associated with the “SCOTSMAN” trademarks. Any breach of the covenants and agreements set forth in the IP Agreement by Algeco Global or its affiliates could have a material adverse effect on Williams Scotsman’s business, financial condition and results of operations.

Williams Scotsman’s future operating results may fluctuate, fail to match past performance or fail to meet expectations.

Williams Scotsman’s operating results may fluctuate, fail to match past performance or fail to meet the expectations of analysts and investors. Williams Scotsman’s financial results may fluctuate as a result of a number of factors, some of which are beyond its control, including but not limited to:

•	general economic conditions in the geographies and industries where Williams Scotsman rents and sells its products;
•	seasonal fluctuations in business volume;
•	legislative and educational policies where Williams Scotsman rents and sells its products;
•	the budgetary constraints of Williams Scotsman’s customers;
•	the success of Williams Scotsman’s strategic growth initiatives;
•	the costs associated with the launching or integrating new or acquired businesses;
•	the cost, type and timing of equipment purchases, rentals and sales;
•	the nature and duration of the equipment needs of customers;
•	the raw material or labor costs of equipment purchased for lease or resale;
•	the timing of new product introductions by Williams Scotsman, its suppliers and its competitors;
•	the volume, timing and mix of maintenance and repair work on Williams Scotsman’s rental equipment;
•	Williams Scotsman’s equipment mix, availability, utilization and pricing;
•	changes in end-user demand requirements;
•	the mix, by state and country, of Williams Scotsman’s revenue, personnel and assets;
•	the impairment of Williams Scotsman’s rental equipment arising from excess, obsolete or damaged equipment;
•	movements in interest rates, exchange rates or tax rates;
•	changes in, and application of, accounting rules;
•	changes in the regulations applicable to Williams Scotsman;
•	litigation matters;
•	the success of large scale capital intensive projects;
•	liquidity, including the impact of Williams Scotsman’s debt service costs; and
•	attrition and retention risk.

As a result of these factors, WSII’s historical financial results are not necessarily indicative of its future results.

WSII’s independent registered public accounting firm included an explanatory paragraph relating to its ability to continue as a going concern in its report on WSII’s audited financial statements included in this proxy statement/prospectus for the year ended December 31, 2016.

WSII’s report from its independent registered public accounting firm for the year ended December 31, 2016 includes an explanatory paragraph stating that, as further discussed in Note 1 to WSII’s consolidated financial statements included in this proxy statement/prospectus, WSII has insufficient capital to meet its obligations when they become due within one year from the date after the financial statements were issued. There can be no assurances that WSII’s parent company, Algeco Global, will continue to have the ability to financially support WSII’s operations given the existence of substantial doubt about Algeco Global’s ability to continue as a going concern. WSII’s public accounting firm further noted that these conditions raise substantial doubt about WSII’s ability to continue as a going concern. However, WSII’s consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of these uncertainties. Following the completion of the transactions contemplated by this proxy statement/prospectus, WSII’s outstanding debt obligations reflected in these financial statements will be repaid or refinanced and Williams Scotsman will no longer be an obligor under or guarantee these debt obligations. See “Certain Relationships and Related Party Transactions — Williams Scotsman Agreements — Williams Scotsman Related Party Transactions — Algeco Group Debt Facilities.” For additional information about WSII’s outstanding debt, see Note 1 to WSII’s audited consolidated financial statements for the year ended December 31, 2016 and WSII’s unaudited consolidated financial statements for the six months ended June 30, 2017.

WSC has not been managed as a public company since 2007 and its resources may not be sufficient to fulfill its public company obligations.

Following the completion of the business combination, Williams Scotsman’s ultimate parent company, WSC will be subject to various regulatory requirements, including those of the SEC and Nasdaq. These requirements include record keeping, financial reporting and corporate governance rules and regulations. While certain members of Williams Scotsman’s management team have experience in managing a public company, Williams Scotsman has not had all of the resources typically found in a public company since around the time of the completion of its acquisition by the Ristretto Group S.á r.l. and its subsequent delisting in 2007. WSC’s internal infrastructure may not be adequate to support its increased reporting obligations, and it may be unable to hire, train or retain necessary staff and may be reliant on engaging outside consultants or professionals to overcome its lack of experience or employees. WSC’s management team may not successfully or efficiently manage its transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws, the listing requirements of Nasdaq or such other national securities exchange on which WSC’s equity securities may trade and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from WSC’s senior management and could divert their attention away from the day-to-day management of the business, which could adversely affect WSC’s business, financial condition, and operating results. Williams Scotsman’s business could be adversely affected if its internal infrastructure is inadequate, if it is unable to engage outside consultants or if it is otherwise unable to fulfill its public company obligations.

WSC will incur significantly increased costs as a result of operating as a public company, and its management will be required to devote substantial time to compliance efforts.

WSC will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended (the “Dodd-Frank Act”) and the Sarbanes-Oxley Act, as well as related rules implemented by the SEC, have required changes in corporate governance practices of public companies. In addition, rules that the SEC is implementing or is required to implement pursuant to the Dodd-Frank Act are expected to require additional change. WSC expects that compliance with these and other similar laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act, will substantially increase its expenses, including legal and accounting costs, and make some activities more time-consuming and costly. It is possible that these expenses will exceed the increases projected by management. These laws, rules and regulations may also make it more expensive to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, which may make it more difficult for WSC to attract and retain qualified persons to serve on its board of directors or as officers. Although the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”) may, for a limited period of time, somewhat lessen the cost of complying with these additional regulatory and other requirements, WSC nonetheless expects a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact its results of operations and financial condition.

Risks Relating to Williams Scotsman’s Indebtedness

Williams Scotsman’s leverage may make it difficult for Williams Scotsman to service its debt and operate its business.

As of June 30, 2017, on a pro forma basis after giving effect to the business combination and the other transactions contemplated hereby, Williams Scotsman would have had $508 million of indebtedness, consisting primarily of $190 million of borrowings under the New ABL Facility, and $300 million of bridge loans and/or senior secured notes.

Williams Scotsman’s leverage could have important consequences, including:

•	making it more difficult to satisfy its obligations with respect to its various debt and liabilities;
•	requiring Williams Scotsman to dedicate a substantial portion of its cash flow from operations to debt payments, thus reducing the availability of cash flow to fund internal growth through working capital and capital expenditures on its existing fleet or a new fleet and for other general corporate purposes;
•	increasing Williams Scotsman’s vulnerability to a downturn in its business or adverse economic or industry conditions;
•	placing Williams Scotsman at a competitive disadvantage compared to its competitors that have less debt in relation to cash flow and that, therefore, may be able to take advantage of opportunities that Williams Scotsman’s leverage would prevent it from pursuing;
•	limiting Williams Scotsman’s flexibility in planning for or reacting to changes in its business and industry;
•	restricting Williams Scotsman from pursuing strategic acquisitions or exploiting certain business opportunities or causing Williams Scotsman to make non-strategic divestitures; and
•	limiting, among other things, Williams Scotsman’s ability to borrow additional funds or raise equity capital in the future and increasing the costs of such additional financings.

Williams Scotsman’s cash finance costs for the six months ended June 30, 2017 would have been approximately $19 million on a pro forma basis after giving effect to the business combination and debt financing. Williams Scotsman’s ability to meet its debt service obligations, including those under the New ABL Facility and the bridge loans and/or senior secured notes, or to refinance its debt depends on Williams Scotsman’s future operating and financial performance, which will be affected by Williams Scotsman’s ability to successfully implement its business strategy as well as general economic, financial, competitive, regulatory and other factors beyond Williams Scotsman’s control. If Williams Scotsman’s business does not generate sufficient cash flow from operations, or if future borrowings are not available to Williams Scotsman in an amount sufficient to enable Williams Scotsman to pay its indebtedness or to fund its other liquidity needs, Williams Scotsman may need to refinance all or a portion of its indebtedness on or before the maturity thereof, sell assets, reduce or delay capital investments or seek to raise additional capital, any of which could have a material adverse effect on Williams Scotsman’s operations. In addition, Williams Scotsman may not be able to affect any of these actions, if necessary, on commercially reasonable terms or at all. Any refinancing of Williams Scotsman’s debt could be at higher interest rates and may require Williams Scotsman to comply with more onerous covenants, which could further restrict its business operations. The terms of Williams Scotsman’s existing or future debt instruments may limit or prevent Williams Scotsman from taking any of these actions. If Williams Scotsman defaults on the payments required under the terms of certain of its indebtedness, that indebtedness, together with debt incurred pursuant to other debt agreements or instruments that contain cross-default or cross-acceleration provisions, may become payable on demand, and Williams Scotsman may not have sufficient funds to repay all of its debts. As a result, Williams Scotsman’s inability to generate sufficient cash flow to satisfy its debt service obligations, or to refinance or restructure Williams Scotsman’s obligations on commercially reasonable terms or at all, would have an adverse effect, which could be material, on Williams Scotsman’s business, financial condition and results of operations, as well as on Williams Scotsman’s ability to satisfy its debt obligations.

The Holdco Acquiror and its subsidiaries may be able to incur substantial additional indebtedness (including additional secured obligations) in the future following the business combination. Although the indenture governing the Notes and the credit agreement governing the New ABL Facility will contain restrictions on the incurrence of additional indebtedness, these restrictions will be subject to a number of significant qualifications and exceptions, and under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. See “Indebtedness.” If new debt, including future additional secured obligations, is added to Williams Scotsman’s and Williams Scotsman’s subsidiaries’ existing debt levels, the related risks that Williams Scotsman now faces would increase.

Williams Scotsman is, and may in the future become, subject to covenants that limit its operating and financial flexibility and, if Williams Scotsman defaults under its debt covenants, it may not be able to meet its payment obligations.

The New ABL Facility and the New Indenture, as well as any instruments that will govern any future debt obligations, will contain covenants that impose significant restrictions on the way Williams Scotsman can operate, including restrictions on its ability to:

•	incur or guarantee additional debt and issue certain types of stock;
•	create or incur certain liens;
•	make certain payments, including dividends or other distributions, with respect to its equity securities;
•	prepay or redeem junior debt;
•	make certain investments or acquisitions, including participating in joint ventures;
•	engage in certain transactions with affiliates;
•	create unrestricted subsidiaries;
•	create encumbrances or restrictions on the payment of dividends or other distributions, loans or advances to, and on the transfer of, assets to the issuer or any restricted subsidiary;
•	sell assets, consolidate or merge with or into other companies;
•	sell or transfer all or substantially all its assets or those of its subsidiaries on a consolidated basis; and
•	issue or sell share capital of certain subsidiaries.

Although these limitations will be subject to significant exceptions and qualifications, these covenants could limit Williams Scotsman’s ability to finance future operations and capital needs and its ability to pursue acquisitions and other business activities that may be in its interest. Williams Scotsman’s ability to comply with these covenants and restrictions may be affected by events beyond its control. These include prevailing economic, financial and industry conditions. If Williams Scotsman defaults on its obligations under the New ABL Facility and the New Indenture, then the relevant lenders or holders could elect to declare the debt, together with accrued and unpaid interest and other fees, if any, immediately due and payable and proceed against any collateral securing that debt. If the debt under the NewABL Facility, the New Indenture or any other material financing arrangement that Williams Scotsman enters into were to be accelerated, Williams Scotsman’s assets may be insufficient to repay in full the New ABL Facility, the New Notes and its other debt.

The New ABL Facility will also require Williams Scotsman’s subsidiaries to satisfy specified financial maintenance tests in the event that certain excess liquidity requirements are not satisfied. The ability to meet these tests could be affected by deterioration in Williams Scotsman’s operating results, as well as by events beyond Williams Scotsman’s control, including increases in raw materials prices and unfavorable economic conditions, and Williams Scotsman cannot assure you that these tests will be met. If an event of default occurs under the New ABL Facility, the lenders could terminate their commitments and declare all amounts borrowed, together with accrued and unpaid interest and other fees, to be immediately due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions also may be accelerated or become payable on demand. In these circumstances, Williams Scotsman’s assets may not be sufficient to repay in full that indebtedness and its other indebtedness then outstanding.

The amount of borrowings permitted at any time under the New ABL Facility will be subject to compliance with limits based on a periodic borrowing base valuation of the collateral thereunder. As a result, Williams Scotsman’s access to credit under the New ABL Facility will potentially be subject to significant fluctuations depending on the value of the borrowing base of eligible assets as of any measurement date, as well as certain discretionary rights of the agent in respect of the calculation of such borrowing base value. As a result of any change in valuation, the availability under the New ABL Facility may be reduced, or Williams Scotsman may be required to make a repayment of the New ABL Facility, which may be significant. The inability to borrow under the New ABL Facility or the use of available cash to repay the New ABL Facility as a result of a valuation change may adversely affect Williams Scotsman’s liquidity, results of operations and financial position.

Restrictions in Williams Scotsman’s existing and future debt agreements could limit its growth and its ability to respond to changing conditions.

The credit agreement governing the New ABL Facility will contain a number of significant covenants including covenants restricting the incurrence of additional debt. The credit agreement governing the New ABL Facility will require Williams Scotsman, among other things, to maintain certain financial ratios or reduce its debt. These restrictions also limit Williams Scotsman’s ability to obtain future financings to withstand a future downturn in its business or the economy in general, or to otherwise conduct necessary corporate activities. Williams Scotsman may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under the New ABL Facility and the New Indenture will impose on it. In addition, complying with these covenants may also cause Williams Scotsman to take actions that are not favorable to its securityholders and may make it more difficult for Williams Scotsman to successfully execute its business strategy and compete against companies that are not subject to such restrictions.

Risks Relating to Double Eagle and the Business Combination

Directors of Double Eagle have potential conflicts of interest in recommending that securityholders vote in favor of approval of the business combination and approval of the other proposals described in this proxy statement/prospectus.

When considering Double Eagle’s board of directors’ recommendation that its shareholders vote in favor of the approval of the business combination, Double Eagle’s shareholders should be aware that directors and executive officers of Double Eagle have interests in the business combination that may be different from, or in addition to, the interests of Double Eagle’s shareholders. These interests include:

•	the right of the Founders to receive common stock following the business combination in accordance with the Earnout Agreement;
•	the right of the Founders to receive private placement warrants to purchase shares of common stock in accordance with the Earnout Agreement;
•	the continuation of two directors of Double Eagle as independent members of the board of directors of Williams Scotsman;

•	the repayment of loans made by, and the reimbursement of out-of-pocket expenses incurred by, certain officers or directors or their affiliates in the aggregate amount of approximately $1,500,000; and
•	the continued indemnification of current directors and officers of Double Eagle and the continuation of directors’ and officers’ liability insurance after the business combination.

In addition, certain of Double Eagle’s Founders, directors and entities affiliated with certain of Double Eagle’s directors and executive officers, own shares of common stock that were issued prior to Double Eagle’s initial public offering. Such purchasers have waived their right to receive distributions with respect to the founder shares upon Double Eagle’s liquidation which will occur if we are unable to complete the business combination by December 31, 2017. Accordingly, the founder shares will be worthless if Double Eagle is forced to liquidate. In addition, in the event of Double Eagle’s liquidation, Double Eagle’s warrants, including the private placement warrants held by certain of Double Eagle’s directors and executive officers, will expire worthless. These financial interests of the Founders, officers and directors and entities affiliated with them may have influenced their decision to approve the business combination. You should consider these interests when evaluating the business combination and the recommendation of Double Eagle’s board of directors to vote in favor of the business combination proposal and other proposals to be presented to the shareholders.

Subsequent to the consummation of the business combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

Although Double Eagle has conducted due diligence on Williams Scotsman, Double Eagle cannot assure you that this diligence revealed all material issues that may be present in their respective businesses, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Double Eagle’s or Williams Scotsman’s control will not later arise. As a result, WSC may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that WSC reports charges of this nature could contribute to negative market perceptions about WSC or its securities. In addition, charges of this nature may cause WSC to violate net worth or other covenants to which it may be subject. Accordingly, any shareholders who choose to remain shareholders following the business combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation or tender offer materials, as applicable, relating to the business combination contained an actionable material misstatement or material omission.

Warrants will become exercisable for our Class A common stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Following the business combination, WSC will have 50,000,000 outstanding warrants to purchase 25,000,000 shares of common stock at an exercise price of $11.50 per share, which warrants will become exercisable 30 days following the closing of the business combination. In addition, there will be 19,500,000 private placement warrants outstanding exercisable for 9,750,000 shares of common stock at an exercise price of $11.50 per share, which warrants will be placed into escrow at closing (during which time such warrants will not be exercisable) and released to the Founders in accordance with the Earnout Agreement. To the extent such warrants are exercised, additional shares of common stock will be issued, which will result in dilution to the holders of WSC common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Class A common stock.

If our shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of our Class A common stock for a pro rata portion of the trust account.

Holders of public shares are not required to affirmatively vote against the business combination proposal in order to exercise their rights to redeem their shares for a pro rata portion of the trust account. In order to exercise their redemption rights, they are required to submit a request in writing and deliver their stock (either physically or electronically) to our transfer agent by 9:30 a.m. Eastern time on November 14, 2017. Shareholders electing to redeem their shares will receive their pro rata portion of the trust account less franchise and income taxes payable, calculated as of two business days prior to the anticipated consummation of the business combination.

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

WSC will have the ability to redeem outstanding public warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of our Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption provided that on the date we give notice of redemption. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force holders (i) to exercise the warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so, (ii) to sell the warrants at the then-current market price when the holder might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants. None of the warrants will be redeemable by us so long as they are held by their initial purchasers or their permitted transferees.

If the benefits of the business combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline.

If the benefits of the business combination do not meet the expectations of investors or securities analysts, the market price of Double Eagle’s securities prior to the closing of the business combination may decline. The market values of Double Eagle’s securities at the time of the business combination may vary significantly from their prices on the date the Stock Purchase Agreement were executed, the date of this proxy statement/prospectus, or the date on which our shareholders vote on the business combination. Because the number of shares to be issued pursuant to the Stock Purchase Agreement will not be adjusted to reflect any changes in the market price of Double Eagle’s common stock, the market value of WSC common stock issued in the business combination may be higher or lower than the values of these shares on earlier dates.

In addition, following the business combination, fluctuations in the price of WSC’s securities could contribute to the loss of all or part of your investment. Prior to the business combination, there has not been a public market for the stock of any of WSC and trading in the shares of Double Eagle’s common stock has not been active. Accordingly, the valuation ascribed to WSC in the business combination may not be indicative of the price that will prevail in the trading market following the business combination. If an active market for our securities develops and continues, the trading price of our securities following the business combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of WSC’s securities may include:

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
•	changes in the market’s expectations about our operating results;
•	success of competitors;

•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;
•	changes in financial estimates and recommendations by securities analysts concerning WSC or the industries in which WSC operates in general;
•	operating and stock price performance of other companies that investors deem comparable to WSC;
•	our ability to market new and enhanced products on a timely basis;
•	changes in laws and regulations affecting our business;
•	commencement of, or involvement in, litigation involving WSC;
•	changes in WSC’s capital structure, such as future issuances of securities or the incurrence of additional debt;
•	the volume of shares of our Class A common stock available for public sale;
•	any major change in our board or management;
•	sales of substantial amounts of common stock by our directors, executive officers or significant shareholders or the perception that such sales could occur; and
•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to WSC could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Double Eagle’s initial shareholders, directors, executive officers, advisors and their affiliates may elect to purchase shares or public warrants from public shareholders, which may influence a vote on the business combination and reduce the public “float” of our Class A common stock.

Double Eagle’s initial shareholders, directors, executive officers, advisors or their affiliates may purchase shares or public warrants in privately negotiated transactions or in the open market either prior to or following the completion of the business combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the trust account will be used to purchase shares or public warrants in such transactions.

In the event that Double Eagle’s initial shareholders, directors, executive officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination or to satisfy a closing condition in the Stock Purchase Agreement that requires us to have a certain amount of cash at the closing of the business combination, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of the business combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our Class A common stock and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Double Eagle’s initial shareholders have agreed to vote in favor of the business combination, regardless of how our public shareholders vote.

Our initial shareholders have agreed to vote their founder shares, as well as any public shares purchased during or after Double Eagle’s initial public offering, in favor of the business combination. The initial shareholders own on an as-converted basis, approximately 20% of our outstanding shares prior to the business combination. Accordingly, it is more likely that the necessary shareholder approval for the business combination will be received than would be the case if our initial shareholders agreed to vote their founder shares in accordance with the majority of the votes cast by our public shareholders.

Even if we consummate the business combination, there can be no assurance that the warrants will be in the money at the time they become exercisable, and they may expire worthless.

The exercise price for the outstanding warrants is $11.50 per share of common stock. There can be no assurance that the warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.

Our shareholders will experience immediate dilution as a consequence of the issuance of common stock as consideration in the business combination. Having a minority share position may reduce the influence that our current shareholders have on the management of WSC.

Assuming (i) that no public shareholders exercise their redemption rights (no redemptions scenario), (ii) that the Sellers exchange all of the Holdco Acquiror shares received by them for WSC Class A common stock on a one-for-one basis, and (iii) that 31,510,417 shares of WSC Class A common stock are issued to the TDR Investor pursuant to the Private Placement, then upon the closing of the business combination our public shareholders would own approximately 56%, the TDR Investor would own approximately 35% and the Sellers would own approximately 9% of the total of 89,435,417 shares of issued and outstanding shares of WSC Class A common stock (excluding the Earnout Shares).

Assuming (i) that holders of 25,140,605 public shares exercise their redemption rights (based $502,663,076 held in trust as of June 30, 2017 and a redemption price of $10.05 per share) (maximum redemptions scenario), (ii) that the Sellers exchange all of the Holdco Acquiror shares received by them for WSC Class A common stock on a one-for-one basis, and (iii) that 47,552,083 shares of WSC Class A common stock are issued to the TDR Investor pursuant to the Private Placement, then upon the closing of the business combination our public shareholders would own approximately 31%, the TDR Investor would own approximately 59% and the Sellers would own approximately 10% of the total of 80,336,479 issued and outstanding shares of WSC Class A common stock (excluding the 12,425,000 Earnout Shares).

There are currently outstanding an aggregate of 69,500,000 warrants to acquire our Class A ordinary shares, which comprise 19,500,000 private placement warrants held by our initial shareholders and 50,000,000 public warrants. Each of our outstanding warrants is exercisable commencing 30 days following the closing of the business combination for one-half of one Class A ordinary share and, following the domestication, will entitle the holder thereof to purchase one-half of one share of WSC Class A common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding warrant is exercised and one-half of one share of WSC Class A common stock is issued as a result of such exercise, with payment to the company of the exercise price of $5.75 per warrant or $11.50 per pair of warrants for one whole share, our fully-diluted share capital would increase by a total of 34,750,000 shares, with $399,625,000 paid to the company to exercise the warrants.

Shares held by our Sponsor, Jeff Sagansky, Harry E. Sloan and TDR will be subject to transfer and voting restrictions under the Earnout Agreement for three years, subject to early release in certain circumstances. Upon release, significant sales of founder shares could have a negative impact on the trading price of our stock.

Sales of substantial amounts of our Class A common stock in the public market after the completion of the business combination, or the perception that such sales could occur, could adversely affect the market price of our Class A common stock and could materially impair our future ability to raise capital through offerings of common stock or other equity securities.

Assuming no Double Eagle shareholders exercise their redemption rights, we will have 91,806,417 shares of common stock outstanding immediately after the business combination. The Founders have agreed that 12,425,000 founder shares will be held in escrow and subject to transfer restrictions under the Earnout Agreement for a period of three years, subject to early release as described under “The Business Combination Proposal — Related Agreements — The Earnout Agreement.” In addition, our initial shareholders have agreed not to transfer, assign or sell any of their Class B ordinary shares until the earlier to occur of: (A) one year after the completion of our initial business combination or (B) the date on which we complete a liquidation, merger, share exchange or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property. However, assuming such shares are released to the Founders in accordance with the Earnout Agreement, following the termination of these transfer restrictions, we cannot predict what effect, if any, market sales of common stock held by our initial shareholders or any other shareholder or the availability of these shares for future sale will have on the market price of our Class A common stock.

Our directors may decide not to enforce the indemnification obligations of Messrs. Sloan and Sagansky, resulting in a reduction in the amount of funds in the trust account available for distribution to our public shareholders.

Messrs. Sloan and Sagansky have agreed that they will be jointly and severally liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, in each case less income taxes payable, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. While we currently expect that our independent directors would take legal action on our behalf against Messrs. Sloan and Sagansky to enforce their indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public shareholders may be reduced below $10.00 per share.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the trust account to our public shareholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

The ability of shareholders to exercise redemption rights with respect to a large number of shares could increase the probability that the business combination would be unsuccessful and that shareholders would have to wait for liquidation in order to redeem their stock.

At the time we entered into the agreements for the business combination, we did not know how many shareholders will exercise their redemption rights, and therefore we structured the business combination based on our expectations as to the number of shares that will be submitted for redemption. The agreements with Williams Scotsman relating to the business combination require us to have at least $250 million of gross cash proceeds available from the trust account, after giving effect to redemptions of public shares, if any, and, the availability of at least $125 million of cash on a pro forma basis after giving effect to the consummation of the business combination and the other transactions contemplated hereby. If a larger number of shares are submitted for redemption than we initially expected, we may need to restructure the transaction to reserve a greater portion of the cash in the trust account. The above considerations may limit our ability to complete the business combination or optimize our capital structure.

The unaudited pro forma condensed combined financial information included in this document may not be indicative of what our actual financial position or results of operations would have been.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been had the business combination been completed on the dates indicated. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

The business combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.

The completion of the business combination is subject to a number of conditions. The completion of the business combination is not assured and is subject to risks, including the risk that approval of the business combination by Double Eagle’s shareholders is not obtained or that there are not sufficient funds in the trust account, in each case subject to certain terms specified in the Stock Purchase Agreement (as described under “The Stock Purchase Agreement — Conditions to the Closing of the Business Combination”), or that other closing conditions are not satisfied. If Double Eagle does not complete the business combination, it could be subject to several risks, including:

•	the parties may be liable for damages to one another under the terms and conditions of the Stock Purchase Agreement;
•	negative reactions from the financial markets, including declines in the price of Double Eagle’s shares due to the fact that current prices may reflect a market assumption that the business combination will be completed; and
•	the attention of our management will have been diverted to the business combination rather than our own operations and pursuit of other opportunities that could have been beneficial to that organization.

There can be no assurance that our Class A common stock that will be issued in connection with the business combination will be approved for listing on Nasdaq following the closing of the business combination, or that we will be able to comply with the continued listing standards of Nasdaq.

Our Class A common stock and warrants will be listed on Nasdaq following the business combination. Our continued eligibility for listing may depend on the number of our shares that are redeemed. If, after the business combination, Nasdaq delists our Class A common stock from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for our securities;
•	a determination that our Class A common stock is a “penny stock” which will require brokers trading in our Class A common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our Class A common stock;
•	a limited amount of analyst coverage; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.

If we are not able to complete the business combination with Williams Scotsman by December 31, 2017 (or such later date as our shareholders may approve in accordance with our amended and restated memorandum and articles of association), we would cease all operations except for the purpose of winding up and we would redeem our public shares and liquidate the trust account, in which case our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Our amended and restated articles of association state that we must complete our initial business combination by December 31, 2017. If we have not completed the business combination with Williams Scotsman by then (or such later date as our shareholders may approve in accordance with our amended and restated memorandum and articles of association), we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses), less income taxes payable, divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, our public shareholders may only receive approximately $10.00 per share and our warrants will expire worthless.

EXTRAORDINARY GENERAL MEETING

General

Double Eagle is furnishing this proxy statement/prospectus to Double Eagle’s shareholders as part of the solicitation of proxies by Double Eagle’s board of directors for use at the general meeting to be held on November 16, 2017, and at any adjournment thereof. This proxy statement/prospectus is first being furnished to Double Eagle’s shareholders on or about          , 2017 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides Double Eagle’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the general meeting.

Date, Time and Place

The general meeting will be held on November 16, 2017, at 9:30 a.m., Eastern Time, at the offices of Winston & Strawn LLP, at 200 Park Avenue, New York, New York, 10166.

Purpose of the Double Eagle General Meeting

At the general meeting, Double Eagle is asking holders of ordinary shares to:

•	consider and vote upon a proposal to approve and adopt the Stock Purchase Agreement, which, among other things, provides for the purchase by the Holdco Acquiror from the Sellers of all of the issued and outstanding shares of Williams Scotsman common stock, and to approve the transactions contemplated by the Stock Purchase Agreement (we refer to this proposal as the “business combination proposal”);
•	consider and vote upon a proposal to approve by special resolution, assuming the business combination proposal is approved and adopted, the change of Double Eagle’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (we refer to this proposal as the “domestication proposal”);
•	consider and vote upon four separate proposals (which we refer to, collectively, as the “organizational documents proposals”) to approve by special resolution, assuming the domestication proposal is approved and adopted, the following material differences between the current amended and restated memorandum and articles of association of Double Eagle and the proposed new certificate of incorporation and bylaws of WSC:
(1)	to approve the provision in the Proposed Charter changing the authorized share capital from $40,100 divided into 380,000,000 Class A ordinary shares of a par value of $0.0001 each, 20,000,000 Class B ordinary shares of a par value of $0.0001 each and 1,000,000 preferred shares of a par value of $0.0001 each, to authorized capital stock of 501,000,000 shares, consisting of (x) 500,000,000 shares of common stock, including 400,000,000 shares of WSC Class A common stock, 100,000,000 shares of WSC Class B common stock and (y) 1,000,000 shares of preferred (we refer to this as “organizational documents proposal A”);
(2)	to approve the provision in WSC’s proposed bylaws authorizing that only the board of directors, chairperson of the board of directors or the chief executive officer may call a meeting of stockholders (we refer to this as “organizational documents proposal B”);
(3)	to approve the provision in the Proposed Charter providing that WSC’s board of directors will continue to be divided into three classes following the business combination, with each class generally serving for a term of three years and with only one class of directors being elected in each year (we refer to this as “organizational documents proposal C”);
(4)	to approve all other changes in connection with the replacement of the current amended and restated memorandum and articles of association of Double Eagle with a new certificate of incorporation and bylaws of WSC as part of the domestication, including (i) changing the post-domestication corporate name from “Double Eagle Acquisition Corp.” to “Williams Scotsman Corporation” and making WSC’s corporate existence perpetual, (ii) adopting

Delaware as the exclusive forum for certain stockholder litigation, (iii) granting a waiver regarding corporate opportunities to WSC’s non-employee directors and (iv) removing certain provisions related to our status as a blank check company that will no longer apply upon consummation of the business combination, all of which Double Eagle’s board of directors believe are necessary to adequately address the needs of WSC after the business combination (we refer to this as “organizational documents proposal D”);
•	consider and vote upon a proposal to approve by ordinary resolution, assuming the organizational documents proposals are approved and adopted, for the purposes of complying with the applicable Nasdaq listing rules, (x) the issuance of shares of WSC Class A common stock (i) to the TDR Investor in the Private Placement, (ii) to the TDR Investor following the closing of the business combination, pursuant to the terms of the Equity Commitment Letter and (iii) to the Sellers pursuant to the terms of the Exchange Agreement and (y) the issuance of shares of WSC Class B common stock to the Sellers pursuant to the terms of the Stock Purchase Agreement (we refer to this proposal as the “stock issuance proposal”);
•	consider and vote upon a proposal to approve by ordinary resolution, assuming the stock issuance proposal is approved and adopted, the Williams Scotsman Corporation 2017 Incentive Award Plan, a copy of which is attached to this proxy statement/prospectus as Annex E (we refer to this proposal as the “incentive award plan proposal” and, collectively with the business combination proposal, the domestication proposal, the organizational documents proposals, the stock issuance proposal, the condition precedent proposals); and
•	consider and vote upon a proposal to approve by ordinary resolution the adjournment of the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the general meeting, any of the condition precedent proposals would not be duly approved and adopted by our shareholders or we determine that one or more of the closing conditions under the Stock Purchase Agreement is not satisfied or waived (we refer to this proposal as the “adjournment proposal”).

Recommendation of Double Eagle Board of Directors

Double Eagle’s board of directors has unanimously determined that the business combination proposal is in the best interests of Double Eagle and its shareholders, has unanimously approved the business combination proposal, and unanimously recommends that shareholders vote “FOR” the business combination proposal, “FOR” the domestication proposal, “FOR” each of the separate organizational documents proposals, “FOR” the stock issuance proposal, “FOR” the incentive award plan proposal and “FOR” the adjournment proposal, in each case, if presented to the general meeting.

The existence of financial and personal interests of Double Eagle’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of Double Eagle and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Double Eagle’s Directors and Officers in the Business Combination” for a further discussion.

Record Date; Who is Entitled to Vote

Double Eagle has fixed the close of business on October 30, 2017, as the “record date” for determining Double Eagle shareholders entitled to notice of and to attend and vote at the general meeting. As of the close of business on October 30, 2017, there were 62,204,329 ordinary shares outstanding and entitled to vote. Each ordinary share is entitled to one vote per share at the general meeting.

In connection with our initial public offering, our initial shareholders (consisting of our Sponsor, Harry E. Sloan and our independent directors at the time of our initial public offering) entered into letter agreements to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of the business combination proposal and we also expect them to vote their shares in favor of all other proposals being presented at the general meeting. As of the date hereof, our Sponsor, Harry E. Sloan and our independent directors own 20.0% of our total outstanding ordinary shares.

Quorum

The presence, in person or by proxy, of a majority of the outstanding ordinary shares entitled to vote constitutes a quorum at the general meeting.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to Double Eagle but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. They will also not be treated as shares voted on the matter. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on “non-routine” proposals, such as the business combination proposal and the domestication proposal.

Vote Required for Approval

The approval of the business combination proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting.

The approval of the domestication proposal requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. The domestication proposal is conditioned on the approval of the business combination proposal. Therefore, if the business combination proposal is not approved, the domestication proposal will have no effect, even if approved by our public shareholders.

The approval of each of the separate organizational documents proposals requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Each of the organizational documents proposals is conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the business combination proposal. Therefore, if the business combination proposal and the domestication proposal are not approved, each of the organizational documents proposals will have no effect, even if approved by our public shareholders.

The approval of the stock issuance proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. The stock issuance proposal is conditioned on the approval of the organizational documents proposals, and, therefore, also conditioned on approval of the domestication proposal and the business combination proposal. Therefore, if the business combination proposal, the domestication proposal and the organizational documents proposals are not approved, the stock issuance proposal will have no effect, even if approved by our public shareholders.

The approval of the incentive award plan proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. The incentive award plan proposal is conditioned on the approval of the stock issuance proposal and, therefore, also conditioned on the approval of the business combination proposal, the domestication proposal and the organizational documents proposals. Therefore, if any of those proposals are not approved, the incentive award plan proposal will have no effect, even if approved by our public shareholders.

The approval of the adjournment proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. The adjournment proposal is not conditioned upon any other proposal.

In each case, abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

Voting Your Shares

Each ordinary share that you own in your name entitles you to one vote. Your proxy card shows the number of ordinary shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. There are two ways to vote your ordinary shares at the general meeting:

•	You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by Double Eagle’s board “FOR” the business combination proposal, “FOR” the domestication proposal, “FOR” each of the separate organizational documents proposals, “FOR” the stock issuance proposal, “FOR” the incentive award plan proposal and “FOR” the adjournment proposal, in each case, if presented to the general meeting. Votes received after a matter has been voted upon at the general meeting will not be counted.
•	You Can Attend the General Meeting and Vote in Person. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way Double Eagle can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a Double Eagle shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;
•	you may notify Eli Baker, Double Eagle’s General Counsel and Secretary, in writing before the general meeting that you have revoked your proxy; or
•	you may attend the general meeting, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares, you may call Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing Double Eagle.info@morrowsodali.com.

Redemption Rights

Public shareholders may seek to redeem the public shares that they hold, regardless of whether they vote for the proposed business combination, against the proposed business combination or do not vote in relation to the proposed business combination. Any public shareholder may request redemption of their public shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the business combination, including interest, less income taxes payable, divided by the number of then outstanding public shares. If a holder properly seeks redemption as described in this section and the business combination is consummated, the holder will no longer own these shares following the business combination.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 20% or more of the shares of the public shares. Accordingly, if a public shareholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.

Double Eagle’s initial shareholders will not have redemption rights with respect to any ordinary shares owned by them, directly or indirectly.

You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and
(ii)	prior to 9:30 a.m., Eastern Time, on November 14, 2017, (a) submit a written request to the transfer agent that WSC redeem your public shares for cash and (b) deliver your public shares to the transfer agent, physically or electronically through DTC.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed business combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the transfer agent, directly and instruct them to do so.

Any request to redeem public shares, once made, may be withdrawn at any time until immediately prior to the vote on the proposed business combination. Furthermore, if a holder of a public share delivers its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that Double Eagle instruct its transfer agent to return the certificate (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.

If the business combination is not approved or completed for any reason, then Double Eagle’s public shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, Double Eagle will promptly return any shares previously delivered by public holders.

The closing price of ordinary shares on November 3, 2017, the most recent closing price, was $10.10. For illustrative purposes, the cash held in the trust account on June 30, 2017 was $502,663,076 or $10.05 per public share, as of June 30, 2017. Prior to exercising redemption rights, shareholders should verify the market price of ordinary shares as they may receive higher proceeds from the sale of their ordinary shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Double Eagle cannot assure its shareholders that they will be able to sell their ordinary shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

If a public shareholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own those public shares. You will be entitled to receive cash for your public shares only if you properly exercise your right to redeem the public shares that you will hold upon the domestication, no later than the close of the vote on the business combination proposal, and deliver your ordinary shares (either physically or electronically) to the transfer agent, prior to 9:30 a.m., Eastern Time on November 14, 2017, and the business combination is consummated.

In order for public shareholders to exercise their redemption rights in respect of the proposed business combination, public shareholders must properly exercise their right to redeem the public shares that you will hold upon the domestication no later than the close of the vote on the business combination proposal and deliver their ordinary shares (either physically or electronically) to the transfer agent, prior to 9:30 a.m., Eastern Time on November 14, 2017. Therefore, the exercise of redemption rights occurs prior to the domestication. For the purposes of Article 49.3 of the amended and restated memorandum and articles of association of Double Eagle and the Cayman Islands Companies Law, the exercise of redemption rights shall be treated as an election to have such public shares repurchased for cash and references in this proxy statement/prospectus shall be interpreted accordingly. Immediately following the domestication and the consummation of the business combination, WSC shall pay public shareholders who properly exercised their redemption rights in respect of their public shares.

Appraisal Rights

Neither Double Eagle shareholders nor Double Eagle warrant holders have appraisal rights in connection with the business combination or the domestication under the Cayman Islands Companies Law or under the DGCL.

Proxy Solicitation Costs

Double Eagle is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Double Eagle and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Double Eagle will bear the cost of the solicitation.

Double Eagle has hired Morrow Sodali LLC to assist in the proxy solicitation process. Double Eagle will pay that firm a fee of $20,000 plus disbursements. Such fee will be paid with non-trust account funds.

Double Eagle will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Double Eagle will reimburse them for their reasonable expenses.

Potential Purchases of Public Shares and/or Warrants

At any time prior to the general meeting, during a period when they are not then aware of any material nonpublic information regarding Double Eagle or its securities, the Double Eagle initial shareholders, Williams Scotsman and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Double Eagle’s ordinary shares or vote their shares in favor of the business combination proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of that (i) the proposals presented to shareholders for approval at the general meeting are approved and/or (ii) that Double Eagle satisfy the minimum cash condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination. This may result in the completion of our business combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Double Eagle initial shareholders for nominal value.

Entering into any such arrangements may have a depressive effect on Double Eagle’s ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the general meeting. Moreover, any such purchases may make it less likely that holders of no more than 25 million public shares elect to redeem their public shares in connection with the business combination.

If such transactions are effected, the consequence could be to cause the business combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Double Eagle will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

THE BUSINESS COMBINATION PROPOSAL

We are asking our shareholders to approve by ordinary resolution, and adopt the Stock Purchase Agreement and the transactions contemplated thereby. Our shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Stock Purchase Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the subsection entitled “The Stock Purchase Agreement” below, for additional information and a summary of certain terms of the Stock Purchase Agreement. You are urged to read carefully the Stock Purchase Agreement in its entirety before voting on this proposal.

Because we are holding a shareholder vote on the business combination, we may consummate the business combination only if it is approved by the affirmative vote of the holders of a majority of ordinary shares that are voted at the general meeting.

The Stock Purchase Agreement

General

Pursuant to the terms of the Stock Purchase Agreement, Double Eagle, through its wholly-owned subsidiary, the Holdco Acquiror, has agreed to acquire all of the issued and outstanding shares of Williams Scotsman common stock from the Sellers.

Consideration

Under the Stock Purchase Agreement, the total amount payable by the Holdco Acquiror will be $1.1 billion (which amount is inclusive of the amounts required to pay third party and intercompany indebtedness at the closing of the business combination), of which (A) $1.0215 billion will be paid in cash (the “Cash Consideration”), first to repay indebtedness as contemplated by the Stock Purchase Agreement, with the remainder to be paid directly to the Sellers, on a pro rata basis, with 86.44% to Algeco Holdings and 13.56% to Algeco Global and (B) the remaining $78.5 million will be paid to the Sellers, on a pro rata basis, in the form of (i) the Holdco Shares, which shares will be exchangeable for shares of WSC Class A common stock pursuant to an exchange agreement, as described herein and (ii) the WSC Class B Shares. The Cash Consideration to be paid for the shares shall come from the following sources: (1) all of the cash, which shall be a minimum of $250 million (or such lesser amount as the Sellers may agree to in writing in their sole discretion), from the trust account; (2) the gross proceeds of a debt financing of Williams Scotsman and borrowings under the New ABL Facility in an amount equal to at least $490 million; and (3) an equity investment by the TDR Investor pursuant to the Equity Commitment Letter and a subscription agreement substantially in the form attached as an exhibit to the Stock Purchase Agreement, and described further herein under the heading “The Business Combination Proposal — Related Agreements — Subscription Agreement,” will purchase, or cause the purchase of, (i) shares of WSC Class A common stock at a cash purchase price of $9.60 per share in an amount necessary to fund the Cash Consideration and the expenses relating to the business combination, as agreed to by the parties, after taking into account the debt financing proceeds and the trust account proceeds that are available to the Company, plus, to the extent necessary (ii) up to 10 million additional shares of WSC Class A common stock at a cash purchase price of $10.00 per share, which amount of additional shares shall be dependent upon the aggregate dollar amount of redemptions at Closing (the “Closing Date Commitment”), which aggregate equity investment shall not exceed $500 million.

Trust Account

The portion of the purchase price funded from the trust account, which will not be less than $250 million, will be adjusted by an amount equal to the aggregate amount paid to each eligible stockholder of Double Eagle who has elected to redeem all or a portion of such stockholder’s shares of Double Eagle common stock held by such stockholder at a per-share price, payable in cash, as calculated based on such stockholder’s pro rata share of the funds held in the trust account (the “Double Eagle Redemption Shares”). Prior to the closing of the business combination, none of the funds held in the trust account may be used or released except for the withdrawal of interest to pay income taxes and to effectuate a share redemption of the Double Eagle Redemption Shares.

Debt Financing

A portion of the business combination consideration will be financed with at least $490 million of secured debt financing obtained by the Holdco Acquiror on behalf of Williams Scotsman pursuant to commitments obtained for an aggregate amount of $900 million (the “Debt Financing”). For more information regarding the Debt Financing, see “Debt Commitment Letter” below.

Equity Investment

Contemporaneously with the closing of the business combination, the TDR Investor, pursuant to the terms of an amended equity commitment letter, dated November 6, 2017 (the “Equity Commitment Letter”), and a subscription agreement substantially in the form attached as an exhibit to the Stock Purchase Agreement, and described further herein under the heading “The Business Combination Proposal — Related Agreements —  Equity Commitment Letter” and “The Business Combination Proposal — Related Agreements — Subscription Agreement,” will purchase, or cause the purchase of, the Closing Date Commitment, which aggregate equity investment shall not exceed $500 million. In connection with such equity investment, the TDR Investor will enter into certain ancillary agreements, including an earnout agreement and registration rights agreement. For more information regarding the equity financing and terms of the related agreements, see “Equity Commitment Letter” below.

Closing

The closing of the business combination is expected to take place at 9:00 a.m., local time, at the offices of Allen & Overy LLP, 1221 Avenue of the Americas, New York, NY 10020, or at such other place as mutually agreed to in writing, no later than the later of two (2) business days following the satisfaction or waiver of the conditions described below under “Conditions to Closing” or on such other date as mutually agreed to in writing. The day on which the closing of the business combination actually occurs is referred to herein as the “Closing Date.”

Definition of Material Adverse Effect

Company Material Adverse Effect

Under the Stock Purchase Agreement, certain representations and warranties of the Sellers with respect to Williams Scotsman and each of its subsidiaries that are not part of the Carve-Out Transaction (collectively, the “Acquired Subsidiaries” and together with Williams Scotsman, the “Acquired Companies”) are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations or warranties has occurred. Pursuant to the Stock Purchase Agreement, a “Company Material Adverse Effect” means any change, effect, development, circumstance, condition, event, state of facts or occurrence that (i) individually, or in the aggregate, has a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of the Acquired Companies, taken as a whole; provided, however, that in no event would any of the following (or effect of the following) alone, or in combination, be deemed to constitute a “Company Material Adverse Effect” or shall be taken into account when determining whether a “Company Material Adverse Effect” exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States or global economic conditions; (b) conditions (or changes therein) in any industry or industries in which Williams Scotsman operates; (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes in interest rates or other changes affecting financial, credit or capital market conditions; (d) any change in US GAAP or interpretation thereof; (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable law of or by any Governmental Authority; (f) the execution and delivery of the Stock Purchase Agreement or the consummation of the Transactions, or any actions expressly required by, or the failure to take any action expressly prohibited by, the terms of the Stock Purchase Agreement; (g) any failure by Williams Scotsman to meet any internal or published projections, estimates or expectations of Williams Scotsman’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Williams Scotsman to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided, however, in each case, that the facts and circumstances underlying any such change or failure may be considered in determining whether there has been a Company Material Adverse Effect); or (h) changes or effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, natural disaster, weather conditions or other force majeure events; provided, in each of clauses (a), (b), (c) and (h) of this definition, if such change, effect, development, circumstance, condition, event, state of facts or occurrence referenced has a disproportionate effect on the Acquired Companies (as compared to other participants in the industry in which the Acquired Companies operate), then such disproportionate effect may be considered in determining whether a Company Material Adverse Effect has occurred (but only to the extent of such disproportionate effect) or (ii) prevents or materially delays the Sellers from performing their material obligations under the Stock Purchase Agreement or consummation of the Transactions.

Acquiror Material Adverse Effect

Under the Stock Purchase Agreement, certain representations and warranties of the Acquirors are also qualified in whole or in part by a material adverse effect standard. Pursuant to the Stock Purchase Agreement, an “Acquiror Material Adverse Effect” means any change, effect, development, circumstance, condition, event, state of facts or occurrence that has or would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of the Acquirors to perform their obligations under the Stock Purchase Agreement and related transaction documents or to consummate the business combinations.

Representations and Warranties

Under the Stock Purchase Agreement, each Seller severally makes customary representations and warranties relating to its qualification, organization, authorization and ownership of the common stock of Williams Scotsman. In addition, the Sellers, jointly and severally, make customary representations and warranties relating to: capitalization; no conflicts; financial statements; no undisclosed liabilities; compliance with laws, permits and regulatory matters; environmental laws and regulations; employee benefit plans; no material adverse effect; investigation; litigation; tax matters; labor and employment matters; intellectual property; real property; material contracts; insurance; finders’ and brokers’ fees; Foreign Corrupt Practices Act and anti-corruption; take-over statues; no rights agreements; the Carve-Out Transaction and no liabilities or obligations in connection thereto; affiliate transactions; independent investigation; and disclaimer of warranties.

Under the Stock Purchase Agreement, the Acquirors jointly and severally, make customary representations and warranties relating to: qualification and organization; authorization; capitalization; no conflicts; Holdco liabilities; investment purpose; SEC filings and reports; internal controls; Nasdaq compliance; financial statements; trust account; no undisclosed liabilities; compliance with laws; absence of changes; finders’ and brokers’ fees; indebtedness; no discussions with respect to alternative transactions; approvals of shareholders; independent investigation; and disclaimer of warranties.

Covenants and Agreements

Covenants of the Sellers

The Sellers made certain covenants under the Stock Purchase Agreement, including, among other things, the following:

•	From the date of the Stock Purchase Agreement until the earlier of the Closing Date, or the date, if any, on which the Stock Purchase Agreement is terminated, except (i) as specially set forth in the Schedules to the Stock Purchase Agreement, (ii) in connection with the transactions contemplated by the Stock Purchase Agreement (including the Debt Financing, Carve-Out Transaction and the respective transactions contemplated thereby), (iii) as required by law or (iv) as consented to in writing by Acquirors, the Sellers shall cause each of the Acquired Companies to, conduct its business in all material respects in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve intact its present business organizations and present relationships with customers, suppliers and other persons with whom it has material business relationships and agreed not to take, nor permit any Acquired Company to take, certain actions specifically set forth in the Stock Purchase Agreement.
•	In addition to the above, on or prior to the closing of the business combination, the Sellers will use commercially reasonable efforts to: obtain customary and required lien releases; obtain the required consent of lenders under the existing Algeco Group credit facility and the release of any Acquired Subsidiary from its respective obligations (including guarantees) under such existing credit facility and the release of all related liens and other security interests on any property or assets of the Acquired Companies or the equity interests of Williams Scotsman.
•	The Sellers also will use commercially reasonable efforts to effectuate the Carve-Out Transaction on terms and conditions substantially consistent with the term sheet attached as part of the Schedules to the Stock Purchase Agreement.

Covenants of the Acquirors

The Acquirors, subject to certain specified exceptions, made certain covenants under the Stock Purchase Agreement, including, among other things, the following:

•	Between the date of the Stock Purchase Agreement and the earlier of the Closing Date, or the date, if any, on which the Stock Purchase Agreement is terminated, except (i) in connection with the transactions contemplated by the Stock Purchase Agreement, (ii) as required by law or (iii) as consented to in writing by the Sellers, the Acquirors shall conduct their business in all material respects in the ordinary course of business consistent with past practice and each of the Acquirors agree not to take certain actions specifically set forth in the Stock Purchase Agreement.
•	As promptly as practicable after the Registration Statement is declared effective under the Securities Act, Double Eagle will hold a meeting of its shareholders in accordance with the terms and conditions of its governing documents to obtain the approvals required to effectuate the transactions contemplated by the Stock Purchase Agreement, including, amongst other things, providing its shareholders with the opportunity to redeem their respective shares of Parent Common Stock.
•	From the date of the Stock Purchase Agreement until the earlier of the Closing Date or the date, if any, on which the Stock Purchase Agreement is terminated, neither the Acquirors nor any of their respective affiliates or representatives shall, directly or indirectly, commence, initiate or renew any discussion, proposal, offer or due diligence investigation with a third party related to a business combination or possible transaction of any kind with a target and shall immediately cease all discussions and negotiations with any third party that may be ongoing with respect to a possible business combination.

Mutual Covenants of the Sellers and Acquirors

The Sellers and the Acquirors, subject to certain specified exceptions, made certain mutual covenants under the Stock Purchase Agreement, including, among other things, to cooperate in connection with the following actions:

•	afford to the other and its representatives reasonable access, during normal business hours and upon reasonable advance notice, to their respective properties, offices, books, contracts, commitments, personnel and records;
•	furnish reasonably promptly to the other information (financial or otherwise) concerning its business, properties and personnel as reasonably requested;
•	keep confidential any non-public information;
•	provide prompt notice of any communication from any governmental authority with respect to the transaction, commencement or threat of legal proceedings or any occurrence or impending occurrence of a Company Material Adverse Effect or an Acquiror Material Adverse Effect;
•	prepare and file with the SEC materials that shall include this proxy statement/prospectus to be filed with the SEC as part of the Registration Statement and sent to the shareholders of Double Eagle relating to the shareholder’s meeting;
•	prepare and file with the SEC the Registration Statement, in which this proxy statement will be included as a prospectus, use commercially reasonable efforts to cause the Registration Statement and this proxy statement to comply with the rules and regulations promulgated by the SEC, and have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions;
•	use commercially reasonable efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the Transactions, and furnish all reasonably requested information in connection with any such action;
•	cause this proxy statement/prospectus to be mailed to each shareholder of record promptly after the Registration Statement is declared effective under the Securities Act;
•	review and comment on this proxy statement and related documents in a timely manner;
•	ensure that information supplied, including in this proxy statement, does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and promptly notify the other party upon discovery of any such untrue or misleading information and promptly file any required amendment or supplement with respect thereto;
•	use commercially reasonable efforts to obtain all consents, authorizations, orders and approvals necessary for execution and delivery of the Stock Purchase Agreement and performance of obligations thereunder;
•	if required by the HSR Act, prepare and make any and all required filings pursuant to the HSR Act with respect to the Transactions within ten business days of the execution of the Stock Purchase Agreement and to supply as promptly as practicable to the appropriate Governmental Authority any additional information and documentary material that may be requested pursuant to the HSR Act;
•	if required by the Competition Act, prepare and make any and all required filings with the Commissioner of Competition, including any notification filing under Subsection 114(1) of the Competition Act, as promptly as practicable after the execution of the Stock Purchase Agreement;
•	disclose to the other party in advance of any applicable filing, submission or attendance, all analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals by or on behalf of either party before any governmental authority in connection with the transactions contemplated by the Stock Purchase Agreement (but, for the avoidance of doubt, not including any interactions between the Sellers or Williams Scotsman with governmental authorities in the ordinary course of business, any disclosure that is not permitted by law or any disclosure containing confidential information);
•	use commercially reasonable efforts to take (or cause to be taken) all actions, and to do (or cause to be done) all things necessary, proper or advisable such that prior to the closing of the business combination, the Holdco Acquiror may consummate the Debt Financing, which together with the funds in the trust account and the proceeds of the Equity Investment, shall be sufficient to consummate the transactions contemplated by the Stock Purchase Agreement;
•	shall not issue or cause the publication of any press release or other public announcement with respect to the Stock Purchase Agreement or the transactions contemplated thereby without the prior consent of the other parties unless such press release or public announcement is required by applicable law;
•	maintain and sponsor company benefit plans of Williams Scotsman without material interruption for the benefit of employees who remain employed by Williams Scotsman or any successor entity of Double Eagle;
•	use commercially reasonable efforts to adopt a new long-term incentive plan and related new benefit plans for Williams Scotsman to grant, on a discretionary basis, any benefits not covered by the existing company benefit plans;

•	pay all transfer, documentary, sales, use, stamp, registration, recording, value added and other such taxes, fees and charges (including any penalties and interest) incurred in connection with the Stock Purchase Agreement, which shall be borne and paid equally by the Acquirors and Sellers;
•	use commercially reasonable efforts to take such actions to expeditiously satisfy the closing conditions, as described under “Conditions to Closing” below;
•	execute and deliver such additional documents, instruments, conveyances and assurances, and take such actions as may be reasonably required to carry out the provisions of the Stock Purchase Agreement and give effect to the transactions; and
•	negotiate in good faith a lease agreement between Sellers and Williams Scotsman, pursuant to which Williams Scotsman will lease to Sellers certain fixed assets scheduled thereto for a term of two years.

Conditions to Closing

Conditions to Obligations of the Parties

The obligation of each Party to consummate the transactions contemplated by the Stock Purchase Agreement are subject to the satisfaction at or prior to the closing of each of the following conditions:

•	there being no governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the transactions contemplated by the Stock Purchase Agreement;
•	there being no pending legal proceedings by any governmental authority seeking to restrain or prohibit the consummation of the transactions contemplated by the Stock Purchase Agreement or any other transaction contemplated thereby;
•	the Debt Financing having been obtained and the Equity Investment having occurred on or immediately prior to the closing;
•	applicable approvals of the shareholders of Double Eagle having been obtained;
•	the required consent under the existing credit facility of Williams Scotsman having been obtained;
•	the ancillary agreements listed in the Stock Purchase Agreement and described further under “Related Agreements” below having been executed and delivered by each party thereto and the Founders shall have deposited their shares of common stock of Double Eagle with the Escrow Agent pursuant to the terms and conditions of the Escrow Agreement;
•	the Carve-Out Transaction having been consummated on terms and conditions substantially consistent with the term sheet attached as part of the Schedules to the Stock Purchase Agreement; and
•	the initial designees having been appointed to the Board of Directors of Double Eagle.

Conditions to Obligations of Sellers

The obligations of the Sellers to consummate the transactions contemplated by the Stock Purchase Agreement are subject to the satisfaction at or prior to the closing of each of the following conditions:

•	certain representations and warranties of the Acquirors with respect to capitalization of Double Eagle and the Holdco Acquiror being true and correct in all respects as of the date of the Stock Purchase Agreement and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date and except for any failures of any representations and warranties to be true and correct that are de minimis in the aggregate);
•	certain other representations and warranties of the Acquirors with respect to organization and qualification, capitalization of the Acquirors, no Holdco Acquiror liabilities and certain finders’ and brokers’ fees, being true and correct in all material respects (without giving effect to any limitation as to materiality or material adverse effect) as of the date of the Stock Purchase Agreement and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

•	all other representations and warranties of the Acquirors being true and correct (without giving effect to any limitation as to materiality or material adverse effect) as of the date of the Stock Purchase Agreement and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for where any failures of any such representation or warranty to be true and correct would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect;
•	each of the covenants of the Acquirors in the Stock Purchase Agreement to be performed as of or prior to the Closing Date having been performed in all material respects;
•	the Acquirors having delivered, on the Closing Date, a closing certificate signed by an officer of the Acquirors in relation to the satisfaction of certain conditions;
•	each of the Acquirors having delivered, on the Closing Date, a certificate signed by the Secretary or any duly authorized officer of such Acquiror, attesting to the corporate documents and corporate authorizations;
•	a minimum of $250 million of gross cash proceeds (or such lesser amount as the Sellers may agree to in writing in their sole discretion) available from the trust account to fund a portion of the Cash Consideration;
•	on a pro forma basis after the consummation of the business combination and the other transactions contemplated hereby, at least $125 million of unrestricted cash (or such lesser amount as the Sellers may agree to in writing in their sole discretion) on hand on Double Eagle’s consolidated balance sheet, excluding the Equity Investment;
•	the availability of at least $490 million of gross debt financing proceeds to fund the business combination;
•	no Acquiror Material Adverse Effect having occurred;
•	Double Eagle regaining compliance with Nasdaq Listing Rule 5550(a)(3);
•	Double Eagle having domesticated as a Delaware corporation, with the Certificate of Incorporation of Double Eagle having been filed with the Delaware Secretary of State and the Bylaws of Double Eagle having been adopted by its Board of Directors;
•	the Certificate of Incorporation and Bylaws of Holdco Acquiror in the forms filed with the Delaware Secretary of State and attached as exhibits to the Stock Purchase Agreement not having been amended without the consent of the Sellers;
•	Double Eagle having delivered to Sellers the written resignations of certain specified officers and directors of Double Eagle effective as of the Closing Date.

Conditions to Obligations of the Acquirors

The obligations of the Acquirors to consummate the transactions contemplated by the Stock Purchase Agreement are subject to the satisfaction at or prior to the Closing Date of each of the following conditions:

•	certain representations and warranties of the Sellers with respect to capitalization of Williams Scotsman being true and correct in all respects as of the date of the Stock Purchase Agreement and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date and except for any failures of any representations and warranties to be true and correct that are de minimis in the aggregate);
•	certain other representations and warranties of the Sellers with respect to the Sellers’ qualification, organization, authorization and ownership of Williams Scotsman common stock organization, the organization and qualification, capitalization of Williams Scotsman and certain finders’ and brokers’ fees, being true and correct in all material respects (without giving effect to any limitation as to materiality or material adverse effect) as of the date of the Stock Purchase Agreement and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

•	all other representations and warranties of the Sellers being true and correct (without giving effect to any limitation as to materiality or material adverse effect) as of the date of the Stock Purchase Agreement and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for where any failures of any such representation or warranty to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;
•	each of the covenants of the Sellers in the Stock Purchase Agreement to be performed as of or prior to the Closing Date having been performed in all material respects;
•	each of the Sellers having delivered, on the Closing Date, a closing certificate signed by an officer of such Seller in relation to the satisfaction of certain conditions;
•	each of the Sellers having delivered, on the Closing Date, a certificate signed by the Secretary or any duly authorized officer of such Seller, attesting to the corporate documents and corporate authorizations;
•	no Company Material Adverse Effect having occurred;
•	each of the Sellers having delivered one or more duly completed and executed FIRPTA certificates from each Seller;
•	Algeco/Scotsman Holding S.á r.l., an affiliate of the Sellers (“A/S Holding”), shall have sold, contributed or otherwise transferred, directly or indirectly, to Algeco Global all 172 shares of Williams Scotsman common stock held by A/S Holding to Algeco Global; and
•	each Acquired Company shall have been released with no further liability from certain of the affiliate agreements specifically listed on the Schedules to the Stock Purchase Agreement.

Termination

The Stock Purchase Agreement may be terminated at any time, but not later than the Closing Date, by written notice by the party effecting such termination under each of the following circumstances:

•	by mutual written consent of the Sellers and the Acquirors;
•	by either the Sellers or the Acquirors if the transactions contemplated by the Stock Purchase Agreement have not been consummated on or before December 19, 2017 (the “Outside Date”); provided that such Outside Date may be extended by mutual written consent of the Sellers and Acquirors;
•	by the Sellers in the event they receive notice from Double Eagle that it has determined to make any withdrawal of its recommendation to its shareholders that they approve the transactions contemplated by the Stock Purchase Agreement in a manner adverse to the Sellers;
•	by the Sellers, if the Acquirors have breached any representation or warranty or have failed to comply with any covenant or agreement, in each case that would cause any of the conditions to closing not to be satisfied, and such condition is incapable of being satisfied by the Outside Date, provided, however, that the Sellers are not then in material breach of the Stock Purchase Agreement;
•	by the Acquirors, if the Sellers have breached any representation or warranty or have failed to comply with any covenant or agreement, in each case that would cause any of the conditions to closing not to be satisfied, and such condition is incapable of being satisfied by the Outside Date, provided, however, that the Acquirors are not then in material breach of the Stock Purchase Agreement;
•	by either the Sellers or the Acquirors in the event of the issuance of a final, non-appealable order by a governmental authority restraining or prohibiting the transactions; and

•	by either the Sellers or the Acquirors if the required approvals of the shareholders of Double Eagle are not obtained at the shareholders meeting of Double Eagle duly convened therefor (unless such meeting has been adjourned, in which case at the final adjournment thereof) at which a vote on the transactions contemplated by the Stock Purchase Agreement was taken.

Effect of Termination

In the event of proper termination of the Stock Purchase Agreement, the Stock Purchase Agreement will be of no further force or effect and the transactions contemplated thereby will be abandoned, except that, among other things:

•	the obligation of each party to pay fees and expenses incurred by such party in connection with the Stock Purchase Agreement will survive;
•	the respective obligations of the parties to keep non-public information confidential will survive; and
•	each party’s liability for any breach by such party of the terms and provisions of the Stock Purchase Agreement prior to such termination and for fraud will survive.

Extension; Waiver

At any time prior to the closing of the business combination, either the Sellers or the Acquirors may:

•	extend the time for performance of any of the obligations or other acts of the other party;
•	waive any inaccuracies in the representations and warranties contained in the Stock Purchase Agreement; or
•	waive compliance with any of the agreements or conditions contained in the Stock Purchase Agreement;

provided, however, that such extension or waiver shall not operate as an extension or waiver of, or estoppel with respect to, any subsequent or other failure.

Indemnification

The Stock Purchase Agreement contains certain indemnification obligations of the Sellers to indemnify and defend the Acquirors and their respective representatives (collectively, the “Indemnitees”) against losses incurred, sustained by or imposed upon the Indemnitees or Williams Scotsman as a result of: (i) any liabilities based upon, arising out of or with respect to or by reason of the Carve-Out Transaction (including any taxes and any liabilities of any current subsidiary of Williams Scotsman that is not an Acquired Subsidiary); (ii) any breach of certain representations and warranties of the Sellers specifically set forth in the Stock Purchase Agreement pertaining to qualification, authorization, ownership of shares and no conflicts, or any action directly relating to or arising from the events or circumstances that resulted in such breach (disregarding any references to materiality or Company Material Adverse Effect when determining whether a breach occurred); (iii) any environmental liability related to the operation of the Acquired Companies prior to the Closing Date; and (iv) any liabilities arising out of that certain earn-out agreement between Williams Scotsman and the parties named therein relating to Williams Scotsman’s purchase of the equity interests of Target Logistics Management, LLC. The Sellers’ indemnification obligations under clauses (i) and (iii) of this paragraph expire on the date that is one year from the Closing Date and with respect to (ii) on April 15, 2020 and with respect to clause (iv) of this paragraph on such date that Williams Scotsman shall no longer have any obligations or liabilities under such earn-out agreement.

The Acquirors and Williams Scotsman are required to take all commercially reasonable actions to mitigate any damages. The Sellers’ indemnification obligations will be determined net of any amount actually recovered under any indemnified party’s insurance policies or from other collateral sources and any cash tax benefits actually realized by such indemnified party. The Sellers’ indemnification obligations are only payable with respect to (i) and (iii) if the total amount of such losses equals or exceeds $500,000, in which case the Sellers would be liable for the entire amount of the indemnifiable losses. In addition, Sellers will not be liable for any liability arising out of (i) and (iii) exceeding $25 million or any liability arising out of (ii) exceeding $500 million. In no event shall the Sellers be liable for any consequential, indirect, special, exemplary, punitive, incidental or enhanced damages, or other lost business or diminution in value, provided this limitation shall not apply to any such damages that are payable to a third party by an indemnified party as determined by a court of competent jurisdiction in a final, non-appealable judgment, or for the reduction or unavailability of net operating losses of the Acquired Companies as a result of the Carve-Out Transaction.

Non-Survival of Representations and Warranties

Except for the representations and warranties specifically covered by the indemnification provisions of the Stock Purchase Agreement, none of the representations and warranties in the Stock Purchase Agreement or in any schedule, instrument or other document delivered pursuant to the Stock Purchase Agreement shall survive the Closing Date; provided, however, this shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Closing Date (as defined in the Stock Purchase Agreement).

Expenses

Except as otherwise expressly provided in the Stock Purchase Agreement, until the closing of the business combination, or in the event the Stock Purchase Agreement is terminated, all expenses incurred in connection with the Stock Purchase Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses. Following the Closing, all transaction expenses specifically agreed to by the parties shall be paid by the Acquirors and Williams Scotsman from the gross proceeds of the transactions contemplated by the Stock Purchase Agreement.

Amendments

The Stock Purchase Agreement may only be amended, modified and supplemented by an instrument in writing signed by each of the parties.

Governing Law; Consent to Jurisdiction; Waiver of Jury Trial

The Stock Purchase Agreement is governed by and construed in accordance with the law of the State of Delaware.

With respect to any proceeding or action based upon, arising out of or related to the Stock Purchase Agreement or the transactions contemplated thereby, each party irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only to the extent such Court does not have subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware), in respect of any action, suit or proceeding arising in connection with the Stock Purchase Agreement, and agrees that any action, suit or proceeding may be brought only in such court.

The parties to the Stock Purchase Agreement agreed to waive a trial by jury in respect of any claim, demand or action directly or indirectly arising out of or relating to the Stock Purchase Agreement or transactions contemplated thereby.

Related Agreements

Equity Commitment Letter

The Company and the TDR Investor executed the Equity Commitment Letter, pursuant to which the TDR Investor agreed to provide an equity commitment for the purposes of funding a portion of the Cash Consideration and paying certain costs and expenses incurred in connection with the business combination. Pursuant to the Equity Commitment Letter, the TDR Investor has committed, on the terms and subject to the conditions set forth therein, at the closing of the business combination, to purchase, or cause the purchase of the Closing Date Commitment which aggregate equity investment shall not exceed $500 million. In addition, on the terms and subject to the conditions set forth in the Equity Commitment Letter, in connection with certain future acquisitions, the TDR Investor has committed to purchase, or cause the purchase of, additional shares of WSC Class A common stock at a cash purchase price of $10.00 per share in an amount equal to the difference between $500 million and the amount of the Closing Date Commitment (the “Post-Closing Commitment”), which amount, together with the Closing Date Commitment, shall not exceed $500 million. The obligations of the TDR Investor under the Equity Commitment Letter will expire automatically and immediately upon the earliest to occur of (a) the 12-month anniversary of the Closing (unless extended at the sole discretion of the TDR Investor), (b) the termination of the Stock Purchase Agreement in accordance with its terms and (c) the funding by the TDR Investor of $500 million pursuant to the Closing Date Commitment and, if applicable, the Post-Closing Commitment. The TDR Investor is an indirect owner of a majority interest in the ultimate parent company of the Sellers.

Debt Commitment Letter

In connection with the Stock Purchase Agreement, the Holdco Acquiror entered into an amended and restated commitment letter (the “Debt Commitment Letter”), with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), Bank of America, N.A., Deutsche Bank AG, Canada Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Morgan Stanley Senior Funding, Inc., Goldman Sachs Lending Partners LLC, Credit Suisse AG, Credit Suisse Securities (USA) LLC and ING Capital LLC (collectively, the “Commitment Parties”) pursuant to which the Commitment Parties agreed to provide (or to have certain of their affiliates provide), subject to satisfaction of customary closing conditions described in more detail below (the “New Credit Facilities”) for the purpose of financing a portion of the consideration payable, fees and expenses incurred by the Acquirors in connection with the business combination and for general corporate purposes. The New Credit Facilities provide for credit facilities in the aggregate principal amount of up to $900 million, consisting of: (i) a senior secured asset-based revolving credit facility in the aggregate principal amount of $530 million (the “US ABL Facility”), to be made available to Williams Scotsman, Williams Scotsman, Inc., Williams Scotsman, LLC and a newly formed wholly-owned US subsidiary of Williams Scotsman (collectively, the “US Borrowers”), (ii) a senior secured asset-based revolving credit facility in the aggregate principal amount of $70 million (the “Canadian ABL Facility,” and together with the US ABL Facility, the “ABL Facility”), to be made available to Williams Scotsman of Canada, Inc. (the “Canadian Borrower,” and together with the US Borrowers, the “Borrowers”) and (iii) senior secured increasing rate loans in an aggregate principal amount of up to $300 million (the “Bridge Facility”), made available to Williams Scotsman, to the extent Williams Scotsman issues less than $300 million in gross cash proceeds of second-lien senior secured notes (the “Notes”) in a Rule 144A offering or other private placement.

The obligations of the Commitment Parties to provide the Debt Financing under the Debt Commitment Letter are subject to a number of conditions, including (1) the execution and delivery of definitive documentation consistent with the terms of the Debt Commitment Letter; (2) the simultaneous or substantially concurrent completion of the business combination in accordance with the Stock Purchase Agreement (without giving effect to any amendment, waiver, consent or other modification thereof that is materially adverse to the interests of the lenders (in their capacities as such) unless it is approved by the Commitment Parties); (3) the consummation of the equity investment (as described under “The Business Combination Proposal — The Stock Purchase Agreement — Equity Investment” in this proxy statement/prospectus) by the TDR Investor and the use of cash from the trust account (as described under “The Business Combination Proposal — The Stock Purchase Agreement — Trust Account” in this proxy statement/prospectus), prior to, or substantially simultaneously or concurrently with, the initial borrowings under the New Credit Facilities; (4) since the date of the Stock Purchase Agreement, no Company Material Adverse Effect (as described under “The Business Combination Proposal — Definition of Company Material Adverse Effect — Company Material Adverse Effect” in this proxy statement/prospectus); (5) delivery of certain audited, unaudited and pro forma financial statements; (6) as a condition to the availability of the Bridge Facility, the Borrowers having afforded the investment banks a marketing period of 15 consecutive business days (subject to certain blackout dates) following receipt of a preliminary offering memorandum, which includes certain financial statements; (7) as a condition to the availability of the ABL Facility, the Borrowers having afforded the lead arrangers a marketing period of 15 consecutive business days (subject to certain blackout dates) following receipt of a customary confidential information memorandum; (8) payment of all applicable invoiced fees and expenses; (9) the receipt of documentation and other information about the borrower and guarantors required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations (including the PATRIOT Act); (10) the execution and delivery of guarantees by certain guarantors and the taking of certain actions necessary to establish and perfect a security interest in specified items of collateral; (11) the accuracy in all material respects of specified representations and warranties in the loan documents under which the Debt Financing will be provided and of certain representations and warranties in the Stock

Purchase Agreement; (12) delivery of certain customary closing documents; and (13) the receipt of consent of the requisite lenders under the existing Algeco Group credit facility to the consummation of the transactions.

The obligations of the Commitment Parties to provide the Debt Financing under the Debt Commitment Letter will terminate at the earliest of (1) December 19, 2017; (2) the termination of the Stock Purchase Agreement without the consummation of the business combination having occurred; and (3) the consummation of the business combination without the use of the Debt Financing.

As of the last practicable date before the printing of this proxy statement/prospectus, the Debt Commitment Letter remains in effect. The documentation governing the Debt Financing contemplated by the Debt Commitment Letter has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this proxy statement/prospectus.

The Company has agreed to pay BofA Merrill Lynch for its services in connection with the business combination an aggregate fee of $5 million which is contingent upon the completion of the business combination. The Company also has agreed to reimburse BofA Merrill Lynch and Deutsche Bank Securities Inc. (“Deutsche Bank”) for their respective expenses incurred in connection with their engagement and to indemnify BofA Merrill Lynch and Deutsche Bank, any controlling person of BofA Merrill Lynch and Deutsche Bank and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch, Deutsche Bank and their respective affiliates comprise full service securities firms and commercial banks engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch, Deutsche Bank and their respective affiliates invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of the Company, TDR Investor, Algeco Global, Williams Scotsman and certain of their respective affiliates.

BofA Merrill Lynch, Deutsche Bank and their respective affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the Company and certain of its affiliates and/or portfolio companies and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as an underwriter for the initial public offering of the Company. Pursuant to the Debt Commitment Letter, BofA Merrill Lynch, Deutsche Bank and certain of their respective affiliates have agreed to act as administrative agent, joint lead arranger and joint bookrunner and lender for up to an aggregate $900 million of financing. In connection with their financing commitments under the Debt Commitment Letter, BofA Merrill Lynch and certain of its affiliates and Deutsche Bank and certain of its affiliates each currently expect to receive an aggregate fee of approximately $2.81 million, plus an aggregate fee of approximately $1.51 million in connection with a notes offering for Williams Scotsman in connection with the transactions. In addition, pursuant to an underwriting agreement entered into by the Company, BofA Merrill Lynch and Deutsche Bank Securities Inc. in connection with the Company’s initial public offering, BofA Merrill Lynch and Deutsche Bank agreed to defer the principal portion of their underwriting fees until the Company’s consummation of an initial business combination. Of the approximate $19.5 million in deferred underwriting fees, each of Deutsche Bank and BofA Merrill Lynch are entitled to approximately 47% of such fees in the event the Company consummates the business combination.

In addition, BofA Merrill Lynch, Deutsche Bank and their affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Algeco Global and certain of its affiliates and/or portfolio companies and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as administrative agent, collateral agent, lead arranger and lender to Algeco Global in connection with Algeco Global’s $1.1 billion revolving credit facility.

In addition, BofA Merrill Lynch, Deutsche Bank and their affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the TDR Investor and Williams Scotsman and certain of their respective affiliates and/or portfolio companies and have received or in the future may receive compensation for the rendering of these services.

Subscription Agreement

As a condition to closing the business combination and in connection with the Equity Investment discussed under “Stock Purchase Agreement” and “Equity Commitment Letter” above, WSC and the TDR Investor will enter into a Subscription Agreement substantially in the form of Exhibit B to the Stock Purchase Agreement. Subject to the terms and conditions Subscription Agreement, on the Closing Date, the TDR Investor will subscribe for and agree to purchase shares of WSC Class A common stock at a price of $9.60 per share. Proceeds from the Private Placement will be used by WSC to effectuate the transactions contemplated by the Stock Purchase Agreement.

In connection with the Subscription Agreement, WSC will make customary representations, including without limitation its qualification and organization, capitalization, valid issuance, compliance with Nasdaq continued listing requirements, no conflicts, SEC filings, litigation matters, financial statements, brokers’ and finders’ fees and disclaimer of other representations and warranties. The TDR Investor will make customary representations including without limitation its qualification and organization, no conflicts, status and investment intent, brokers’ and finders’ fees and disclaimer of other representations and warranties. The TDR Investor will also agree that, except for limited exceptions or with WSC’s written consent, it will not transfer any shares acquired pursuant to the Subscription Agreement and beneficially owned by it until the expiration of the six-month period commencing on the Closing Date.

The shares of our Class A common stock that will be issued pursuant to the Subscription Agreement will be “restricted securities” under applicable federal securities laws. WSC will be required pursuant to the Subscription Agreement to prepare and file with the Nasdaq an additional shares listing application covering all of the shares that will be issued pursuant to the Subscription Agreement as of the Closing Date. In addition, shares issued pursuant to the Subscription Agreement will be subject to the Registration Rights Agreement discussed below which provides for certain demand, shelf and piggyback registration rights.

Earnout Agreement

As a condition precedent to the closing of the business combination, and in consideration for the Equity Investment by the TDR Investor, the TDR Investor and our Founders will enter into an Earnout Agreement, substantially in the form of Exhibit C to the Stock Purchase Agreement. Pursuant to the terms and conditions of the Earnout Agreement, on the Closing Date, all of the 12,425,000 shares of WSC Class A common stock held by the Founders will be placed in escrow and all of the 19,500,000 private placement warrants to purchase shares of WSC Class A common stock owned by certain Founders will be deemed restricted, in each case to be released upon the occurrence of certain triggering events in the amounts and to the parties set forth below and in further detail in the Earnout Agreement.

If, at any time during the period of three years following the Closing Date, the closing price of the shares of WSC (i) exceeds $12.50 per share for 20 out of any 30 consecutive trading days, then 6,212,500 shares will be released from escrow and distributed as follows: (a) if $350 million or more is available in the trust account on the Closing Date, 4,170,833 shares will be released to the Founders and 2,041,667 shares will be released to the TDR Investor and (b) if less than $350 million is available in the trust account on the Closing Date, 3,106,250 shares will be released to the Founders and 3,106,250 shares will be released to the TDR Investor; and (ii) exceeds $15.00 per share for 20 out of any 30 consecutive trading days, an additional 6,212,500 shares will be released from escrow and distributed as follows: (a) if $350 million or more is available in the trust account on the Closing Date, then 4,170,833 shares will be released to the Founders and 2,041,667 shares will be released to the TDR Investor; and (b) if less than $350 million is available in the trust account on the Closing Date, then 3,106,250 shares will be released to the Founders and 3,106,250 shares will be released to the TDR Investor.

If within 12 months after the Closing Date, WSC completes, or enters into a material definitive agreement, in respect of a Qualifying Acquisition (as defined in the Earnout Agreement) and the escrow account has not yet been reduced by the occurrence of the events in the preceding paragraph, then 4,000,000 shares will be released from escrow and distributed to the Founders upon the closing of such Qualifying Acquisition and the releases contemplated by the preceding paragraph will no longer apply. Such released shares will, however, continue to be subject to the trading restrictions contained in the insider letters executed by the Founders in connection with Double Eagle's initial public offering. The 12-month period applicable to the completion of such Qualifying Acquisition is subject to extension, at the TDR Investor’s sole option. If at any time following the consummation of such Qualifying Acquisition during the period of three years following the Closing Date, if the closing price of the shares of WSC (i) exceeds $12.50 per share for 20 out of any 30 consecutive trading days, 5,616,667 shares will be released from escrow and distributed as follows: (a) if $350 million or more is available in the trust account on the Closing Date, then 3,744,444 shares will be released to the Founders and 1,872,223 shares will be released to the TDR Investor; and (b) if less than $350 million is available in the trust account on the Closing Date, 1,872,223 shares will be released to the Founders and 3,744,444 shares will be released to the TDR Investor; and (ii) exceeds $15.00 per share for 20 out of any 30 consecutive trading days, then 2,808,333 shares will be released from escrow and distributed as follows: (a) if $350 million or more is available in the trust account on the Closing Date, 1,872,222 shares will be released to the Founders and 936,111 shares will be released to the TDR Investor; and (b) if less than $350 million is available in the trust account on the Closing Date, 936,111 shares will be released to the Founders and 1,872,222 shares will be released to the TDR Investor. The triggering event set forth in clause (i) of this paragraph shall not apply, however, in the event the triggering event in clause (i) of the preceding paragraph has already occurred.

Each of the triggering events set forth in the Earnout Agreement will be independent events and in the event a triggering event occurs prior to the occurrence of a Qualifying Acquisition, the number of shares to be released upon such Qualifying Acquisition will be reduced on a pro rata basis.

Upon the expiration of the three year earnout period, any founder shares remaining in escrow that were not released in accordance with the Earnout Agreement will be transferred to the Company for cancellation. The Founder’s warrants subject to the Earnout Agreement shall be deemed restricted for a period of 12 months from the Closing Date (or such later date as the TDR Investor agrees to in connection with the Equity Commitment Letter). During this period, in the event that WSC consummates a Qualifying Acquisition, such warrants will be treated as follows: (i) if $350 million or more is available in the trust account on the Closing Date, the warrants will be released to the Founders free of all restrictions; and (ii) if less than $350 million is available in the trust account on the Closing Date, one third ( 1/3) of the warrants will be transferred to the TDR Investor and the Founders will retain ownership of the remaining two thirds ( 2/3) of the warrants.

The parties to the Earnout Agreement are obligated to make customary representations, warranties and covenants with respect to authority, due authorization and enforceability. In addition, the Founders will make customary representations with respect to ownership of their shares and private placement warrants and WSC, after giving effect to the business combination, will make customary representations with respect to the valid issuance of the shares and warrants, no conflicts, and compliance with laws and compliance with the Nasdaq marketplace rules. The TDR Investor will make standard accredited investor representations and warranties.

The Earnout Agreement will be subject to termination upon: (i) mutual written consent of the parties; (ii) termination of the Stock Purchase Agreement; (iii) WSC being generally unable to pay its debts as they become due; or (iv) the earlier of the expiration of the time periods set forth therein and the depletion of all shares from the escrow account and expiration of the restricted period applicable to the warrants.

Escrow Agreement

As a condition precedent to the closing of the business combination, pursuant to the terms and conditions of the Earnout Agreement described above, and in consideration for Equity Investment by the TDR Investor, WSC, the Founders, the TDR Investor and Continental Stock Transfer & Trust Company, as escrow agent, will enter into an Escrow Agreement, substantially in the form of Exhibit D to the Stock Purchase Agreement. The Escrow Agreement provides for, among other things, restricting the escrow shares in an escrow account until such time as the escrow shares are to be released by the escrow agent to the Founders and/or the TDR Investor, as the case may be, upon the occurrence of certain triggering events as specifically set forth in the

Earnout Agreement. The Founders and the TDR Investor will agree to the appointment of an escrow agent to hold the Founder’s shares which are subject to the Earnout Agreement in escrow (collectively, the “escrow shares”) and administer release thereof in accordance with the terms and conditions of the Earnout Agreement. The escrow agent will hold the escrow shares as a book-entry position registered in the name of the escrow agent until any such shares are released to the Founders or transferred to the TDR Investor. All voting rights and other shareholder rights with respect to the escrow shares shall be suspended until such shares are released from the escrow account.

The escrow agent will release the escrow shares only in accordance with the joint written instructions executed by each Founder party to the Escrow Agreement and the TDR Investor, in the form of a release notice contemplated by the Earnout Agreement, which notices shall in each case be promptly issued upon the occurrence of each triggering event as set forth in the Earnout Agreement. The escrow agent will have no obligation to determine whether a triggering event under the Earnout Agreement has occurred or is contemplated to occur. The escrow agent will have only those duties as are specifically and expressly provided in the Escrow Agreement, which will be deemed purely ministerial in nature. The escrow agent will keep proper books of record and account in which full and correct entries will be made of all release activity in the escrow account. The escrow agent will not be liable for any error of judgment, except for its own gross negligence, willful misconduct or actions taken in bad faith (each as determined by a final judgment of a court of competent jurisdiction). Absent gross negligence, bad faith or willful misconduct, the escrow agent may rely upon and will not be liable for acting or refraining from acting upon any written document furnished to it and reasonably believed by it to be genuine.

In the event that the escrow agent is uncertain or believes there is some ambiguity as to its duties or rights hereunder or receives instructions, claims or demands from any party that, in its opinion, conflict with any of the provisions of the Escrow Agreement, the escrow agent will be entitled to refrain from taking any action and its sole obligation will be to keep safely all property held in escrow until it is given a joint direction in writing by the Founders and the TDR Investor that eliminates such ambiguity or uncertainty to the satisfaction of the escrow agent or by a final and non-appealable order or judgment of a court of competent jurisdiction.

The Escrow Agreement will terminate on the earlier of the termination of the Earnout Agreement and five calendar days after all the escrow shares have been released. The escrow agent may resign from its duties or obligations by giving 30 days’ advance notice in writing of such resignation. By joint written instructions, the Founders and the TDR Investor will have the right to terminate their appointment of the escrow agent upon 30 days’ notice to the escrow agent.

The escrow agent will be entitled to compensation for its services under the Escrow Agreement as escrow agent and for reimbursement for its reasonable, documented out-of-pocket costs and expenses incurred by it in performance of its duties.

The escrow agent will be liable for any losses of the Founders or the TDR Investor only to the extent such losses are determined by a court of competent jurisdiction to be a result of the escrow agent’s bad faith, gross negligence or willful misconduct; provided, however, that any liability of the escrow agent with respect to, arising from or arising in connection with the Escrow Agreement, or from all services provided or omitted to be provided under the Escrow Agreement, will not exceed the aggregate value of the escrow shares deposited with the escrow agent. The Founders and the TDR Investor will jointly and severally indemnify and hold the escrow agent harmless from and against, and the escrow agent will not be responsible for, any and all losses arising out of or attributable to the escrow agent’s duties under the Escrow Agreement, including the reasonable costs and expenses of defending itself.

Transition Services Agreement

As a condition precedent to the closing of the business combination, the Holdco Acquiror, Williams Scotsman and Algeco Global will enter into a Transition Services Agreement, substantially in the form of Exhibit E to the Stock Purchase Agreement. The purpose of the Transition Services Agreement is to ensure an orderly transition of the business of Williams Scotsman and effectuate the Carve-Out Transaction. Pursuant to the Transition Services Agreement, each party will provide or cause to be provided (in such capacity, as

“provider”) to the other party or its affiliates (in such capacity, as “recipient”) certain services, use of facilities and other assistance on a transitional basis.

The services to be provided pursuant to the Transition Services Agreement include use of office space and information technology, human resources, accounting, insurance, legal, tax, treasury and other services based on a pro-rata basis pass through of rent for office space and a pro-rata pass through of shared services, actual cost, estimated cost of benefits and a 5% mark-up to account for other overhead. Fees for each service will not increase except to the extent there is a documented increase after the date of the Transition Services Agreement in the costs actually incurred by the provider. A provider will provide a recipient with documentation supporting the calculation of any service fee as recipient may reasonably request.

The services will be provided on an as needed and as requested basis on the terms listed on Schedule A of the Transition Services Agreement and will be for the sole use and benefit of the relevant recipient. A provider of services must use commercially reasonable efforts to provide services under the Transition Services Agreement and in causing a third party to perform services. Each provider will provide or cause to be provided to each recipient each service until the expiration of the applicable period set forth on the relevant service schedule or the mutual written agreement of the parties. The parties are required to use commercially reasonable efforts to become independent of the other party with respect to each service and assume responsibility for such services as promptly as practicable following the Closing Date. Recipients are prohibited from sublicensing or otherwise transferring any services to a third party; however, a provider may hire or engage a subcontractor to perform any of such provider’s duties.

In addition, each party will appoint and designate a representative to act as its primary contact person directly responsible for coordinating and managing the delivery of services. Without the prior written consent of Algeco Global, WSC and the Holdco Acquiror will be prohibited from soliciting for employment, offering to hire or hiring, any employee of Algeco Global engaged in providing a service pursuant to the Transition Services Agreement until one year following the end of such employee’s provision of services thereunder.

The parties will negotiate in good faith and use commercially reasonable efforts to accommodate any change requests on commercially reasonable terms. Each party will also allow the other party reasonable access to its facilities as reasonably necessary for the other party to continue to operate its respective business in substantially the same manner in which such businesses operated prior to the Closing Date.

Each party will be liable to the other party for any losses resulting from the gross negligence or willful misconduct of such party but in no event will any party’s liability exceed, in the aggregate, the amount of services fees paid to such party under the Transition Services Agreement.

The Transition Services Agreement will terminate on the last date on which a provider is obligated to provide a service or the mutual written agreement of the parties. Recipients may from time to time terminate the Transition Services Agreement with respect to any service prior to the end of the applicable service period or request a reduction in part of the scope or amount of any service upon providing 30 days’ written notice to a provider. The Transition Services Agreement may also be terminated in whole, but not in part, by a provider in the event that a recipient defaults in payment when due of any service fee and such default continues unremedied for a period of 90 days after receipt of written notice of such default or two defaults in the timely payment of two or more consecutive payments of service fees payable (other than failure to pay in connection with a good faith dispute).

The Transition Services Agreement contains customary obligations with respect to treatment of confidential information including measures to maintain the confidentiality of any confidential information.

Registration Rights Agreement

As a condition precedent to the closing of the business combination, WSC, the TDR Investor, A/S Holdings, and certain other parties named on the signature pages thereto, will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), substantially in the form of Exhibit G to the Stock Purchase Agreement, that amends and restates that certain registration rights agreement, dated September 10, 2015 by and among Double Eagle and certain of its initial investors and provides such initial investors, the TDR Investor and A/S Holdings with certain demand, shelf and piggyback registration rights covering all shares of WSC Class A common stock owned by each holder, until such shares cease to be “Registrable Securities” as defined in the Registration Rights Agreement. The Registration Rights Agreement provides each of the TDR Investor, A/S Holdings and certain of the initial investors (the “Initiating Holders”), the right to request an unlimited number of demands, at any time following the Closing Date and customary shelf registration rights, subject to certain conditions. In addition, the agreement grants each of the TDR Investor, A/S Holdings and the Initiating Holders, piggyback registration rights with respect to registration statements filed subsequent to the Closing Date. WSC is responsible for all Registration Expenses (as defined in the Registration Rights Agreement) in connection with any demand, shelf or piggyback registration by any of the TDR Investor, A/S Holdings or the Initiating Holders. The registration rights under the Registration Rights Agreement are subject to customary lock-up provisions.

IP Agreement

As a condition precedent to the closing of the business combination, A/S Holding, the Holdco Acquiror and Williams Scotsman will enter into a Trademark Co-Existence Agreement, substantially in the form of Exhibit H to the Stock Purchase Agreement (the “IP Agreement”). The IP Agreement provides for, among other thing, the terms by which the parties will cooperate to simultaneously use certain trademarks that include the term “SCOTSMAN,” protect the goodwill of such trademarks, avoid customer confusion and ultimately wind down their use of such trademarks.

A/S Holding, on behalf of itself, the Sellers and their respective subsidiaries, will covenant to not, directly or indirectly:

•	use, copy or otherwise exploit (i) certain trademarks of Williams Scotsman or similar variations or acronyms thereof or (ii) the “SCOTSMAN” mark either alone or in any manner other than in a combination with its own trademarks;
•	advertise or promote its goods or services in a manner that implies that the goods and services of A/S Holding, the Sellers or any of their respective subsidiaries are affiliated or connected with the goods and services of Holdco Acquiror, Williams Scotsman or their subsidiaries;
•	challenge any trademarks of Holdco Acquiror, Williams Scotsman or their subsidiaries; and
•	sue, initiate or authorize an action based on Holdco Acquiror’s, Williams Scotsman’s or their respective subsidiaries’ use, licensing, ownership, registration or maintenance of certain trademarks in accordance with the IP Agreement.

Holdco Acquiror and Williams Scotsman will covenant to not, and will cause their subsidiaries to not, directly or indirectly:

•	use, copy or otherwise exploit (i) certain trademarks of A/S Holding, the Sellers and their respective subsidiaries relating to their business, after giving effect to the Carve-Out Transaction (described above in this proxy/prospectus) or similar variations or acronyms thereof or (ii) the “SCOTSMAN” mark either alone or in any manner other than in a combination with its own trademarks;
•	advertise or promote its goods or services in a manner that implies Williams Scotsman is affiliated or connected with the respective goods and services of A/S Holding, the Sellers and their respective subsidiaries;
•	challenge any trademarks of A/S Holdings, the Sellers or their respective subsidiaries; and
•	sue, initiate or authorize an action based on A/S Holding’s, the Sellers’ or their respective subsidiaries’ use, licensing, ownership, registration or maintenance of certain trademarks in accordance with the IP Agreement.

Each party will further covenant to the other that in the event a party becomes aware of actual customer confusion resulting from their simultaneous use of certain marks, such party will notify the other and take commercially reasonable steps to address and prevent the confusion. All parties to the IP Agreement will be entitled to license the use of the trademarks subject to the IP Agreement so long as the licensee agrees to be bound by the above covenants.

Pursuant to the IP Agreement, A/S Holding, the Sellers and their respective subsidiaries will be entitled to (i) for one year after the Closing Date, use all of the stocks of signs, letterheads, labels, office forms, packaging, invoice stock, advertisements and promotional materials, inventory and other documents and materials, and all internet and other electronic content and communications, in each case, existing on the Closing Date that include the term “SCOTSMAN” or certain other trademarks of Holdco Acquiror, Williams Scotsman and their subsidiaries, and (ii) for two years after the Closing Date, display the term “SCOTSMAN” or certain other trademarks of Holdco Acquiror, Williams Scotsman and their subsidiaries on all modular units leased by A/S Holding, any Seller or any of their respective subsidiaries to any third party in the ordinary course of business if such marks were displayed on such leased units as of the Closing Date. A/S Holding, on behalf of itself, each Seller and their respective subsidiaries, will agree to remove or obliterate all marks that include the term “SCOTSMAN” and certain other trademarks listed in the IP Agreement on stock and leased units after the expiration of the applicable foregoing periods; and in the case of the aforementioned leased units, within 30 days of the return of any such leased units or, if any such leased units is inaccessible upon the expiration of the two year period, as soon as reasonably practicable. Holdco Acquiror, Williams Scotsman and their respective subsidiaries will be entitled to identical rights and obligations with respect to the term “SCOTSMAN” and certain other trademarks of A/S Holding, the Sellers and their respective subsidiaries.

The IP Agreement may not be assigned by any party without prior written consent of other party, except upon the sale of all or substantially all of its assets provided that the assignee agrees in writing to be bound by the terms and conditions of the IP Agreement and the assigning party provides notice to the non-transferring party. In addition, the parties shall not assign or otherwise transfer their respective rights in the trademarks governed by the IP Agreement unless the transferee agrees in writing to be bound by the terms and conditions of the IP Agreement and the transferring party provides prior written notification to the non-transferring party.

The IP Agreement will continue in perpetuity unless terminated by mutual agreement or in the event either party has abandoned all of the trademarks subject to the IP Agreement. Either party will be entitled to terminate all rights to use their respective trademarks in the event of a material breach by the other party of any restriction imposed by the IP Agreement and such breaching party fails to cure such material breach within 60 days of written notice.

Holdco Acquiror Shareholders Agreement

Simultaneous with the issuance of the Stock Consideration to the Sellers, and as a condition precedent to the closing of the business combination, the Sellers, WSC and the Holdco Acquiror will enter into a Shareholders Agreement a form of which is attached as Exhibit J to the Stock Purchase Agreement. The Shareholders Agreement contains preemptive rights to permit the Sellers to avoid dilution and maintain their aggregate percentage ownership of Holdco Acquiror on a fully diluted basis upon any future issuance of any additional Holdco Shares or WSC for cash. Any future issuances that are not for cash and not offered to other existing shareholders of Holdco Acquiror on a preemptive basis or otherwise (i.e. derivatives issued by WSC, shares issued to a vendor on completion of an acquisition or the issuance of WSC Class B common stock to the Sellers or a TDR Permitted Transferee(s), as defined herein, as the case may be) would not trigger such preemptive rights. The Shareholders Agreement also contains customary tag along and drag along provisions and protective provisions for the Sellers, such that so long as the Sellers or a TDR Permitted Transferee(s), as the case may be, own any Holdco Shares, Holdco Acquiror will not, without the affirmative vote or unanimous written consent of all of the Sellers or TDR Permitted Transferee(s), as the case may be, amend its certificate of incorporation or bylaws or otherwise vary or amend the rights attaching to the Holdco Shares, in each case in a manner that would have a materially disproportionate effect on the Sellers as minority shareholders as compared to the other shareholders of Holdco Acquiror. For the avoidance of doubt, except as described in the preceding sentence, no affirmative vote or unanimous written consent of the Sellers or TDR Permitted Transferee(s) would be required in connection with any equity issuance.

The Shareholders Agreement provides that during the one year period following the Closing Date, the Sellers may not transfer their Holdco Shares except to TDR Capital LLC or one of its affiliates (the “TDR Permitted Transferee(s)”). WSC will have a right of first refusal to purchase the Holdco Shares held by the Sellers or a TDR Permitted Transferee(s), as the case may be, except in the case of transfers to TDR

Permitted Transferees or exchanges pursuant to the Exchange Agreement (described below). The Sellers or TDR Permitted Transferee(s), as the case may be, will be entitled to vote that number of Holdco Shares held thereby in all matters submitted for a vote to the holders of Holdco Shares, voting together as a single class with holders of Holdco Shares. The Shareholders Agreement will also contain transfer restrictions regarding the WSC Class B Shares.

Pursuant to the terms of the Shareholders Agreement, the acquisition of any business similar to that of Williams Scotsman will be consummated either by Holdco Acquiror or a wholly-owned subsidiary of Holdco Acquiror, subject to certain exceptions. Notwithstanding the foregoing, in the event the board of directors of WSC determines in good faith that such acquisition should be consummated by a wholly-owned subsidiary of WSC that is a parent company of Holdco Acquiror, which will hold the assets or stock of the target entity upon consummation thereof, because it would be materially adverse to the target entity to consummate the acquisition through Holdco Acquiror or a wholly-owned subsidiary of Holdco Acquiror, the Shareholders Agreement will provide that appropriate adjustments will be made to ensure that the Sellers or TDR Permitted Transferee(s), as the case may be, are not disadvantaged by the fact that the assets or stock, as applicable, of the target entity are not held directly by Holdco Acquiror or a subsidiary thereof.

Holdco Acquiror Exchange Agreement

Pursuant to the terms and conditions of the Stock Purchase Agreement, as a portion of the purchase price contemplated thereunder, the Sellers will collectively receive, on a pro rata basis, (i) the number of shares of common stock, par value $0.0001 per share, of the Holdco Acquiror, equal to ten percent (10%) of the issued and outstanding Holdco Shares on a fully diluted basis as of the Closing Date and (ii) a corresponding number of shares of WSC Class B common stock representing a non-economic voting interest in WSC equal to the economic interest in WSC represented by the Holdco Shares (the “Stock Consideration”). Simultaneous with the issuance of the Stock Consideration to the Sellers, and as a condition precedent to the closing of the business combination, the Sellers, WSC and the Holdco Acquiror will enter into an Exchange Agreement a form of which is attached as Exhibit I to the Stock Purchase Agreement.

Subject at all times to the preemptive rights granted to the Sellers (or their permitted transferees, as the case may be) in the Holdco Acquiror Shareholders Agreement described above, the Exchange Agreement will provide that, among other things, the Holdco Shares may be subject to downward adjustment by the issuance of additional Holdco Shares to WSC for: (1) subsequent issuances of WSC Class A common stock, or any securities convertible or exchangeable into WSC Class A common stock, after the Closing, including to the TDR Investor (excluding (i) the release from escrow of any shares of WSC Class A common stock, warrants of WSC held by the Founders and restricted under the Earnout Agreement and any shares of WSC Class A common stock issued upon exercise of such warrants and (ii) any issued and outstanding public warrants or shares of WSC Class A common stock issued upon exercise of such existing public warrants) and (2) subsequent issuances of Holdco Shares to WSC in exchange for additional capital contributions by WSC to Holdco Acquiror.

The Exchange Agreement will also provide that at any time within five years after the Closing Date, the Sellers, or a TDR Permitted Transferee(s) (as defined below), as the case may be, will have the right, but not the obligation, to exchange all, but not less than all, of their Holdco Shares into newly issued shares of WSC Class A common stock in a private placement transaction. The aggregate Holdco Shares will be converted into that number of shares of WSC Class A common stock as determined by an exchange ratio to be agreed to, taking into account the average trading price of the WSC Class A common stock over a 20 day trading period on Nasdaq, or the applicable national securities exchange, and the aggregate ownership percentage of the Sellers of the issued and outstanding Holdco Shares at the time of the exchange, as adjusted to take into account any election by the Sellers, or a TDR Permitted Transferee(s), as the case may be, to exercise certain preemptive rights or the dilutive effect of certain other issuances of the Holdco Shares which do not trigger such preemptive rights. Upon such exchange, WSC will automatically redeem for no consideration all of the shares of WSC Class B common stock held by the Sellers.

The parties will covenant to execute a joinder agreement to the Registration Rights Agreement described above in this proxy/prospectus with respect to such newly issued shares of WSC Class A common stock and upon execution thereof be treated as a “holder” thereunder with the same demand, shelf, piggyback registration and similar rights granted to the TDR Investor thereunder.

WSC will make customary representations and warranties in the Exchange Agreement with respect to the issuance of the exchange shares and the exchanging party will make standard investor representations. WSC will covenant that the issuance of the exchange shares will be done in accordance with the Nasdaq marketplace rules or the rules of the applicable listing agency and that, upon exchange, it will take all actions necessary to ensure that the exchange shares are approved for listing on Nasdaq or any other national securities exchange.

Employment Agreements

Prior to the completion of the business combination, Williams Scotsman will enter into employment agreements with certain of its key executive officers. Descriptions of the employment agreements are provided under the section entitled “Management of WSC Following the Business Combination.”

Background of the Business Combination

The terms of the business combination are the result of negotiations among the representatives of Double Eagle, Williams Scotsman, the Algeco Group and TDR. The following is a brief description of the background of these negotiations and the resulting Business Combination.

Double Eagle is a blank check company formed in the Cayman Islands on June 26, 2015, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We have sought to capitalize on the substantial deal sourcing, investing and operating expertise of our management team to identify and combine with businesses with high growth potential in the United States or internationally.

On September 16, 2015, we consummated our initial public offering, of 50,000,000 units, with each unit consisting of one Class A ordinary share and one warrant to purchase one-half share of one Class A ordinary share at an exercise price of $5.75 per half share ($11.50 per share per pair of warrants. The units in our initial public offering were sold at an offering price of $10.00 per unit, generating total gross proceeds of $500,000,000. Prior to the consummation of our initial public offering, the Sponsor and Harry E. Sloan (together the “Founders”) purchased 12,500,000 founder shares (after various adjustments) for an aggregate purchase price of $25,000, or approximately $0.002 per share. On August 25, 2015, the Founders transferred 25,000 founder shares to each of James M. McNamara, Dennis Miller and Fredric Rosen (the “Independent Directors”), each of whom agreed to serve on Double Eagle’s board of directors upon the closing of our initial public offering.

Simultaneous with the consummation of our initial public offering, we consummated the private sale of 19,500,000 sponsor warrants to purchase one-half of one Class A ordinary share at an exercise price of $5.75 per half share ($11.50 per share per pair of warrants) to the Founders and the Independent Directors at a price of $0.50 per warrant, generating gross proceeds of $9,750,000. After deducting underwriting discounts and commissions and offering expenses, $500,000,000 of the proceeds of our initial public offering and the private placement of sponsor warrants (or $10.00 per unit sold in our initial public offering) was placed in a trust account with Continental Stock Transfer & Trust Company as trustee. The trust proceeds are invested in U.S. government treasury bills with a maturity of 180 days or less or money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended, which invest only in direct U.S. government treasury obligations.

Initially, our Sponsor and our officers and directors agreed that we must complete our initial business combination by September 16, 2017, which was 24 months from the closing of our initial public offering. As further discussed below, on September 15, 2017, our shareholders approved the Extension Amendment Proposal (as defined below and as further described in the definitive proxy statement we filed with the SEC on September 5, 2017 relating to our extraordinary general meeting held on September 15, 2017 (the “Extension Meeting”)). At the Extension Meeting, our shareholders approved the Extension Amendment Proposal, which, among other things, extended the date by which we must (i) consummate a business combination, or

(ii) cease our operations if we fail to complete such business combination and redeem all of our ordinary shares included as part of the units sold in our initial public offering, from September 16, 2017 to December 31, 2017.

Except for a portion that may be released to us to pay any income or franchise taxes, none of the funds held in the trust account will be released until the earlier of the completion of our initial business combination and the redemption of 100% of our public shares if we are unable to consummate a business combination by December 31, 2017. As of June 30, 2017, no cash had been withdrawn from the trust account.

Prior to the consummation of our initial public offering, neither Double Eagle, nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to such a transaction with Double Eagle.

After our initial public offering, our officers and directors commenced an active search for prospective businesses or assets to acquire in our initial business combination. Representatives of Double Eagle were contacted by, and representatives of Double Eagle contacted, numerous individuals, financial advisors and other entities who offered to present ideas for business combination opportunities. Our officers and directors and their affiliates actively searched for and brought business combination targets. Additionally, our founding investor Harry E. Sloan was actively involved in the search for, and evaluation of, opportunities; and Mr. Sloan participated in many of the discussions and negotiations with targets, including Williams Scotsman.

During this search process, Double Eagle reviewed more than 50 acquisition opportunities and entered into discussions with more than 20 potential target businesses or their representatives. In addition to Williams Scotsman, we delivered draft term sheets to twelve other prospective targets, and executed term sheets with three of those other prospective transactions. We ultimately determined to abandon each of our other potential acquisition opportunities either because (i) we could not pre-empt a competitive auction process or alternative transaction path (e.g., an outright private sale or standalone initial public offering); (ii) the target did not have, or could not quickly and easily prepare, SEC-compliant financial statements; or extensive structuring or regulatory considerations would delay a transaction or create unacceptable uncertainty; or (iii) we concluded that the target business or the terms of a potential business combination would not be suitable for Double Eagle, particularly in comparison to our opportunity for a business combination with Williams Scotsman.

The majority of potential targets considered by Double Eagle were U.S. and international businesses in the media and entertainment sector, as well as new media, sports, leisure or other consumer-oriented sector, although we also evaluated potential transactions in other sectors including financial technology and a variety of industrials, amongst other opportunities.

On May 5, 2017, after the termination of negotiations with respect to a particular transaction, James Graf, Chief Financial Officer of Double Eagle, contacted a representative of Credit Suisse in London, given Credit Suisse’s familiarity with financial sponsors in Europe and their prior discussions about possible acquisition candidates for Double Eagle, and informed Credit Suisse that Double Eagle was still seeking business combination opportunities in all industry sectors.

On May 6, 2017, the representative of Credit Suisse called Mr. Graf to describe, in general terms, a possible transaction opportunity for Double Eagle with an undisclosed, London-based private equity firm. The proposed transaction involved acquiring a subsidiary of a portfolio company of that private equity firm via a public merger with Double Eagle, in a transaction in which the private equity firm would make a substantial equity commitment, with the resulting public platform well-positioned to pursue industry consolidation. Prior to the execution of a non-disclosure agreement between Double Eagle and the private equity firm, the representative of Credit Suisse indicated that he was not at liberty to disclose the identity of the portfolio company. Mr. Graf then discussed the proposed transaction with Mr. Baker, General Counsel of Double Eagle, Mr. Sagansky, Chief Executive of Double Eagle, and Mr. Sloan, founding investor of Double Eagle. During this time period, Mr. Sloan also generally discussed this possible transaction with another representative of Credit Suisse, with whom he has had a longstanding relationship.

On May 23, 2017, Mr. Sagansky, Mr. Sloan and Mr. Baker met with representatives of Credit Suisse in New York. The parties discussed in general terms the possible transaction with the unidentified portfolio company and explored certain considerations that public shareholders in special purpose acquisition companies often consider in reviewing proposed business combinations, including the quality of the management team, the growth prospects and opportunities for industry consolidation, the applicable industry and the size of the equity commitment of any participating private equity firm.

On May 25, 2017, Double Eagle and TDR Capital LLP signed a non-disclosure agreement, after which it was disclosed to Double Eagle that Williams Scotsman, a TDR portfolio company, was the potential counterparty.

On May 31, 2017, Double Eagle had a conference call with TDR and Credit Suisse, Williams Scotsman’s financial advisor in the possible business combination. On that call, the parties discussed the Williams Scotsman business generally, an overview of a possible transaction and the potential for the business combination to result in a platform from which it could pursue future acquisitions. Based on those discussions, the parties scheduled a follow-up meeting in London.

On June 3, 2017, Mr. Sagansky, Mr. Sloan and Fredric Rosen, an independent director of Double Eagle, met with representatives of TDR and Credit Suisse in London, with Mr. Baker, Mr. Graf and representatives of the Algeco Group attending by telephone. At that meeting and follow-on dinner, representatives of Double Eagle and TDR agreed to proceed with a mutual evaluation of a potential transaction and work toward signing a term sheet.

On June 5, 2017, a conference call was convened with Mr. Baker, Mr. Graf, representatives of Double Eagle’s accounting advisors, representatives from Double Eagle’s legal counsel, Winston & Strawn LLP, representatives from Credit Suisse and representatives from the Algeco Group and its independent auditors, accounting advisors and legal counsel, Allen & Overy LLP, to discuss structuring, tax and accounting issues related to the proposed transaction and timing for completion.

On June 6, 2017, Mr. Graf, on behalf of Double Eagle, sent an initial draft of a non-binding term sheet on behalf of Double Eagle to a representative of Credit Suisse to seek feedback from TDR and the Algeco Group. The initial draft non-binding term sheet provided for a pre-transaction enterprise valuation of approximately $1 billion for Williams Scotsman. TDR, Double Eagle and the Algeco Group proceeded to negotiate the proposed terms and conditions over the following weeks, during which time it was agreed that TDR subject to certain terms and conditions would commit up to $500 million for the transaction, a portion of which would be used to “backstop” a portion of the possible redemptions from Double Eagle shareholders, with the remainder for transaction expenses, cash on the balance sheet and ongoing commitment for subsequent qualifying merger and acquisition opportunities.

On June 7, 2017, the parties held a meeting at which members of Williams Scotsman management, members of management from the Algeco Group and representatives from Credit Suisse and BofA Merrill Lynch, a lead manager of Double Eagle’s initial public offering and financial advisor to Double Eagle on the possible business combination, were present along with the Double Eagle team. Williams Scotsman management delivered a detailed presentation on its business and the modular space industry and answered several hours of questions from Double Eagle and their financial advisors.

On June 9, 2017, a conference call was held with representatives from Double Eagle and BofA Merrill Lynch to discuss the proposed transaction in the context of other targets under consideration. Double Eagle and BofA Merrill Lynch also discussed possible concerns that the proposed transaction was outside of Double Eagle’s primary market and sector focus.

On conference calls held on June 14 and June 16, 2017, representatives of TDR and Credit Suisse discussed with Double Eagle and BofA Merrill Lynch TDR’s expectations that any transaction should value Williams Scotsman in excess of $1.0 billion, prior to transaction expenses and other adjustments, and believed they could deliver a transaction on that basis, subject to the satisfaction of certain conditions precedent, including the receipt of requisite approval from the board of Algeco Global and the consummation of an amendment to the Algeco Group’s existing ABL facility. On June 16, 2017, Mr. Graf, on behalf of Double Eagle, sent representatives of Credit Suisse a revised draft term sheet. Based on this and follow-up discussions among the parties, it was agreed that representatives of Double Eagle would travel to London to finalize negotiations on the term sheet with a view toward executing a term sheet and commencing the due diligence and transaction execution phase in the following week.

Representatives of Double Eagle traveled to London on June 20, 2017. Over the course of June 20 to June 22, 2017, Messrs. Sagansky, Sloan, Graf and Baker met with representatives from TDR Capital and Credit Suisse at TDR Capital’s offices to discuss the remaining open issues on the term sheet. Ultimately, on June 22, 2017, following discussion among all the parties, the term sheet was executed by representatives of Double Eagle, TDR, Algeco Global and WSII. The term sheet provided that Double Eagle would pay a cash purchase price of approximately $1.065 billion to acquire 100% of Williams Scotsman, to be funded by a minimum of $250 million provided from Double Eagle’s trust account, approximately $550 million provided from new debt sources and the remaining balance necessary for the transaction, including cash to pay transaction expenses and to fund $125 million in cash to be available on the closing balance sheet cash, provided from a stock purchase by TDR Capital of Double Eagle’s shares at a purchase price of $9.60 per share. The term sheet also provided for the escrow of the founder shares and sponsor warrants on the terms reflected in the Earnout Agreement.

On June 22, 2017, Double Eagle confirmed that BofA Merrill Lynch and Deutsche Bank would represent Double Eagle as its financial advisors, in addition to their roles as capital markets advisors by virtue of their role as lead managers of our initial public offering. Immediately following the execution of the term sheet, Double Eagle and TDR hosted a conference call to initiate the due diligence and execution phase of the transaction with the various financial, legal and accounting advisors to the parties. BofA Merrill Lynch and Deutsche Bank informed Double Eagle that they are creditors to the Algeco Group under its ABL Facility and some of the proceeds from the sale of Williams Scotsman could be used by the Algeco Group to repay some of its borrowings under this facility.

We have agreed to pay BofA Merrill Lynch and Deutsche Bank a fee for their services in connection with the transactions, which is contingent upon the completion of the business combination. The Company also has agreed to reimburse BofA Merrill Lynch and Deutsche Bank for their expenses incurred in connection with BofA Merrill Lynch’s and Deutsche Bank's engagement and to indemnify BofA Merrill Lynch and Deutsche Bank, any controlling person of BofA Merrill Lynch or Deutsche Bank and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

Moreover, in addition to acting as lead managers of Double Eagle’s initial public offering and being entitled to a portion of the $19.5 million in deferred underwriting fees for our initial public offering, BofA Merrill Lynch and Deutsche Bank and their respective affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Algeco Global and certain of its affiliates and/or portfolio companies and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as administrative agent, collateral agent, lead arranger and lender to Algeco Global in connection with Algeco Global’s ABL Facility. In addition, BofA Merrill Lynch, Deutsche Bank and their respective affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to the TDR Investor and Williams Scotsman and certain of their respective affiliates and/or portfolio companies and have received or in the future may receive compensation for the rendering of these services.

On June 23, 2017, Messrs Sagansky, Sloan and Baker met with Gerard Holthaus, Chairman of the Algeco Group, in New York, to discuss a potential return of Mr. Holthaus to Williams Scotsman as Chair of the public company upon consummation of the business combination. Mr. Holthaus, who had previously served as Chief Executive of Williams Scotsman from 1994 to 2010, expressed enthusiasm about the potential business combination and his interest in rejoining Williams Scotsman as Chair.

Upon signing the term sheet, Double Eagle and TDR requested proposals from multiple banks to manage the required debt financing for the transaction. BofA Merrill Lynch was ultimately retained to lead the credit facility component and Deutsche Bank was ultimately retained to lead the bridge financing/bond component of the debt financing.

On June 28, 2017, Double Eagle and its advisors were given access to a detailed electronic data room, including detailed financial projections for the target, which was updated from time to time to satisfy the ongoing requests of Double Eagle and its financial advisors.

During the month of July 2017, financing banks reached out to Williams Scotsman’s management team and TDR representatives with various questions about the business and the transaction structure, as is customary in such financing processes.

During the week of July 10, 2017, representatives of Double Eagle, TDR and the Algeco Group held confidential meetings with certain Double Eagle shareholders, subject to confidentiality and trading restrictions. During the following weeks, Winston & Strawn, Double Eagle’s counsel, and Allen & Overy, the Algeco Group’s counsel, exchanged multiple drafts of the Stock Purchase Agreement and related transaction agreements.

Following the receipt of positive shareholder feedback following the meetings described above, Mr. Sagansky convened a special meeting of the board of directors of Double Eagle on July 14, 2017, in order to update them on the transaction with Williams Scotsman and the status of discussions with other potential targets of Double Eagle. Mr. Sagansky reported an enthusiastic response resulting from these shareholders meetings on the merit of a transaction with Williams Scotsman and no concern that the target was outside of Double Eagle’s primary sector focus.

On July 17, 2017, Double Eagle retained Oppenheimer & Co. as an additional financial advisor based on Oppenheimer’s specific industry experience and knowledge of the modular space and portable storage industries, the two specialty rental sectors in which Williams Scotsman operates. Oppenheimer, prior to its hiring, was not involved in any capacity as an advisor or lender on the proposed business combination with the Algeco Group, Williams Scotsman or Double Eagle. Double Eagle added Oppenheimer as a financial advisor for both its relevant industry experience as well as to add a financial advisor without any potential conflicts in consideration of BofA Merrill Lynch and Deutsche Bank’s dual role as creditors of the Algeco Group and arrangers of the debt for the transaction. Also on July 17, 2017, representatives of BofA Merrill Lynch distributed to the Double Eagle board of directors a memo citing certain material relationships with the parties potentially involved in the transaction.

On July 17, 2017, representatives of Allen & Overy shared term sheets summarizing the key terms of the debt financing that Williams Scotsman was seeking to arrange with representatives of Latham & Watkins, legal advisor to the financing banks. This led to a negotiation between TDR, Williams Scotsman and the financing banks via their respective legal advisors about a commitment letter whereby such financing banks would commit to provide the debt financing required to consummate the transaction.

On July 20, July 26 and August 4, 2017, the financing banks joined due diligence conference calls with Williams Scotsman management and TDR representatives to address their questions about Williams Scotsman’s operations and financial performance, as well as about the transaction structure.

On July 23, 2017, Mr. Baker, Mr. Graf and Mr. Sagansky had a dinner meeting in Baltimore with Mr. Soultz and Mr. Boswell, along with representatives from Oppenheimer. On July 24, 2017, Messrs. Sagansky, Graf and Baker and representatives from BofA Merrill Lynch, Credit Suisse and Oppenheimer were provided a tour of the Williams Scotsman headquarters in Baltimore and the parties participated in an extended due diligence session with Mr. Soultz, Mr. Boswell and other members of Williams Scotsman management. Prior to this session, Double Eagle had prepared a preliminary financial model with the support of Oppenheimer. The due diligence and modeling session covered an extensive list of questions prepared by Double Eagle, and in conjunction with numerous follow-up calls, emails and updates to the electronic data room, provided sufficient input for Double Eagle to complete and support its independently developed financial model, which is generally consistent with the model prepared by Williams Scotsman.

On August 2, 2017, Messrs. Sagansky, Sloan, Graf and Baker met with representatives from TDR in New York to discuss the status of the transaction and further review both the modular space industry and opportunities for industry consolidation in the near term. It was determined at that time there were no immediate term acquisition opportunities to pursue that could be reasonably negotiated and signed up to a term sheet or would otherwise require SEC disclosure prior to closing the transaction with Double Eagle.

On August 11, 2017, the parties mutually agreed to revise the transaction structure, such that Sellers would retain an unlisted 10% minority equity interest in the Holdco Acquiror. Double Eagle management and the Double Eagle board of directors believed this was a favorable change for Double Eagle and public shareholders, insofar as the Sellers’ interests would be aligned with Double Eagle shareholders following the closing of the business combination. In connection with this change in structure, the parties agreed to exclude estimated public company costs from the calculation of the purchase price. The increase in purchase price also took into account the customary practice that values all-cash transactions at a discount to transactions where the seller is paid part of the consideration in equity. Accordingly, the effective total amount payable by the Holdco Acquiror under the Stock Purchase Agreement was revised to $1.1 billion, consisting of $1.0215 billion in cash to be used first to pay third party and intercompany indebtedness of Williams Scotsman as contemplated by the Stock Purchase Agreement, with the remainder to be paid directly to the Sellers, on a pro rata basis, as consideration for the Shares, and the remaining $78.5 million as additional consideration for the Shares for the unlisted 10% minority equity interest. It was also agreed that the Sellers' 10% minority interest would be held through a holding company, with Double Eagle holding 90%, and that the Sellers' retained minority interest would not be subject to the Double Eagle transaction-related dilution. The parties also agreed to reduce the initial gross debt to be outstanding at closing to $490 million (or to $365 million in net debt after considering the $125 million in balance sheet cash at closing).

On August 14, 2017, Double Eagle held a board meeting to update the board on the transaction in detail, with all board members present. Prior to such meeting, the officers of Double Eagle, Messrs Sagansky, Graf and Baker had no less than ten (10) separate conversations with individual board members about Williams Scotsman, updating them on progress and the merits of the transaction compared to other opportunities under consideration. Feedback from the directors was universally positive. At the August 14, 2017 board meeting, the full board of directors unanimously approved (i) the termination of transaction discussions with other potential targets and (ii) the signing of the Stock Purchase Agreement.

On August 19, 2017, Algeco Global held a board meeting, at which the board was briefed by management and its legal advisors on the progress of the business combination, the Stock Purchase Agreement and the related transaction documentation and on the Algeco Group’s debt documents, including the ABL amendment. The board was also updated on the findings of its independent financial advisor, who had been retained by the board of Algeco Global to serve the board of directors of Algeco Global and to opine as to the fair market value of Algeco Global excluding WSII, and also to determine whether (i) the consideration to be received by Algeco Global in the proposed divestiture of WSII is fair to Algeco Global from a financial point of view and (ii) the terms of the proposed divestiture are not materially less favorable to Algeco Global than those that would have been obtained in a comparable transaction by Algeco Global with an unrelated person on an arm’s-length basis. The board of directors of Algeco Global ultimately approved the business combination.

On August 21, 2017, the parties executed the Stock Purchase Agreement and related transaction documentation (including financing commitment letters whereby the Commitment Parties committed to provide at closing the debt financing referenced above), issued a press release announcing the business combination and filed a Current Report on Form 8-K with the SEC including the Stock Purchase Agreement, the press release and an investor presentation to be used in meetings with current and potential investors.

On August 23, 2017, Double Eagle filed with the SEC a preliminary proxy statement providing notice of an extraordinary general meeting at which its shareholders would consider proposals to amend Double Eagle’s amended and restated memorandum and articles of association to extend the date that Double Eagle has to consummate a business combination from September 16, 2017 to December 31, 2017 (the “Extension Amendment Proposal”) and (ii) adjourn the Extension Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Extension Amendment Proposal. On August 25, 2017, Double Eagle announced that it had set August 28, 2017 as the record date in respect of the proposals to be voted on by Double Eagle’s shareholders at the Extension Meeting.

On September 5, 2017, Double Eagle filed with the SEC a definitive proxy statement, updated from the preliminary proxy statement filed on August 23, 2017, with respect to the matters to be voted on at the Extension Meeting. The definitive proxy statement was mailed to holders of record on or about September 5, 2017.

On September 15, 2017, approximately 99.7% of the shares voted at the Extension Meeting were voted to approve the Extension Amendment Proposal at the Extension Meeting, which had the effect of extending Double Eagle’s corporate life until December 31, 2017. In connection with the Extension Amendment Proposal, Double Eagle’s public shareholders had the right to elect to redeem their public shares for a per share price, payable in cash, based upon the aggregate amount then on deposit in Double Eagle’s trust account. In connection therewith, public shareholders of Double Eagle holding 295,671 ordinary shares validly elected to redeem their public shares and, accordingly, after giving effect to such redemptions, the balance in Double Eagle’s trust account was approximately $500,650,118.

On October 19, 2017, representatives of Deutsche Bank distributed to the Double Eagle board of directors a memo citing its historic relationships with the parties potentially involved in the transaction.

On November 6, 2017, the parties executed an amendment to the Stock Purchase Agreement to make certain technical and conforming changes thereto and to provide for the issuance of the WSC Class B common stock to the Sellers and the terms thereto. The amendment also amends certain exhibits to the Stock Purchase Agreement, including replacing term sheets for the Shareholders Agreement and Exchange Agreement with the actual agreements and modifying the organizational documents of WSC to provide for the establishment and issuance of the WSC Class B common stock.

Double Eagle’s Board of Directors’ Reasons for the Approval of the Business Combination

On August 14, 2017, our board of directors unanimously (i) approved the signing of the Stock Purchase Agreement and the transactions contemplated thereby, including, without limitation, the TDR Equity Commitment, and (ii) directed that the SPA, related transaction documentation and other proposals necessary to consummate the business combination be submitted to our shareholders for approval and adoption, and (iii) recommended that our shareholders approve and adopt the Stock Purchase Agreement, related transaction documentation and such other proposals. Before reaching its decision, our board of directors reviewed the results of management’s due diligence, which included:

•	Research on the modular space industry and its prospects, review of Williams Scotsman’s historical financial performance and forecasts including revenues, operating costs, EBITDA (a non-GAAP financial measure), capital expenditures, cash flow and other relevant financial and operating metrics such as utilization, rental rates and VAPS revenue per unit;
•	extensive in person and telephonic meetings with Williams Scotsman’s management team and representatives regarding operations, company services, major vendors and customers, growth prospects, both organic and through possible acquisitions, among other customary due diligence matters;
•	On-site due diligence at Williams Scotsman’s headquarters in Baltimore, Maryland and branch locations near Baltimore, Maryland, and Houston, Texas.
•	review of Williams Scotsman’s material business contracts and certain other legal and environmental due diligence;
•	Financial and accounting due diligence; and
•	creation of an independent financial model, which was generally consistent with the financial model prepared by Williams Scotsman.

Our board of directors considered a wide variety of factors in connection with its evaluation of the business combination. In light of the complexity of those factors, the Double Eagle board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Different individual members of our board of directors may have given different weight to different factors in their evaluation of the Business Combination.

In the prospectus for our initial public offering, we identified the following general criteria and guidelines that we believed would be important in evaluating prospective target businesses, although we indicated we may enter into a business combination with a target business that does not meet these criteria and guidelines.

•	Media and Entertainment Industry Targets. We sought to acquire one or more businesses involved in the media or entertainment industries, including providers of content, as our management has significant operating and deal-making experience and relationships with companies in this space. The factors we considered included growth prospects, competitive dynamics, opportunities for consolidation and need for capital investment.
•	High-Growth Markets. We sought opportunities in faster-growing segments of developed markets and emerging international markets, based on our management’s extensive experience operating media businesses and leading transactions in international markets.
•	Business with Revenue and Earnings Growth Potential. We sought to acquire one or more businesses that have multiple, diverse potential drivers of revenue and earnings growth, including but not limited to a combination of development, production, digital and distribution capabilities and balance sheet management.
•	Companies with Potential for Strong Free Cash Flow Generation. We sought to acquire one or more businesses that have the potential to generate strong and stable free cash flow.

These illustrative criteria were not intended to be exhaustive. Evaluations relating to the merits of a particular initial business combination may be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management may deem relevant. In the event that we decide to enter into a business combination with a target business that does not meet the above criteria and guidelines, we indicated that we would disclose that the target business does not meet the above criteria in our shareholder communications related to our initial business combination.

We conducted a due diligence review, which encompassed, among other things, review of historical modular space and portable storage industry development and performance, analysis of the current landscape and current prospects, meetings with incumbent Williams Scotsman management and employees, document reviews, inspections of rental fleet and corporate and branch facilities, overview of MIS systems and capabilities and review of financial models and forecasts and other information made available to us in an electronic data room and otherwise. We also created an independent financial model and ran sensitivities on various business drivers.

In considering the business combination, Double Eagle’s board of directors concluded that it met all the criteria and merits identified for a target as identified in our prospectus, other than not being in the media and entertainment industry. In particular, the board considered the following positive factors, although not weighted or in any order of significance:

High-Growth Markets.  Williams Scotsman operates in segments of the specialty rental services industry and serves multiple end-user markets that are both currently growing and have attractive future growth prospects. Specifically, Williams Scotsman benefits from growth in the non-residential construction sector, commercial and industrial market sectors and a wide diversity of other end markets, which all have contributed to growth over the past few years of Williams Scotsman’s U.S. operations, which today contribute approximately 90% of consolidated Adjusted EBITDA.

Third party reports indicate strong momentum for Williams Scotsman’s primary end-user market segments. Non-residential construction starts and broader equipment rental industry revenues are projected to increase in a range of 4.5 – 5% between 2016 – 2018, according to the Q2 2017 US Dodge Data & Analytics Square Foot Starts Forecast/Historical Actuals and the American Rental Association/IHS Markit Forecast — July ‘17. The Architectural Billing Index has exceeded 50 for 21 of the last 24 months, a level which indicates continued growth in building starts. Additionally, there are well-documented reports and commentary in the public domain referencing the substantial investment required to upgrade and expand U.S. infrastructure, notably the $1 trillion of funding often mentioned in connection with a possible U.S. infrastructure spending bill, with perhaps even more impetus added on the importance of infrastructure spending following the recent devastation of Hurricane Harvey. Demand for Williams Scotsman’s rental products and services should continue to benefit from this expected increase in construction spending, higher levels of industrial activity and potential growth in infrastructure spending. Furthermore, the industry remains highly fragmented, offering the potential for ongoing consolidation amongst the players, many of whom are local or regional in nature. Prior transactions in the industry have demonstrated significant value from synergy realization.

Business with Revenue and Earnings Growth Potential.  Illustrating the positive operating momentum and underlying market demand supporting Williams Scotsman’s growth prospects, Williams Scotsman expects to generate 14% Adjusted EBITDA CAGR in the U.S. modular space and portable storage business for the period 2015 – 2018. The US contributes 90% of the overall Adjusted EBITDA and has been the engine of growth in recent years. Williams Scotsman has produced this growth despite having capital constraints over the last few years, due to increasing market demand, market acceptance of its unique “Ready to Work” value added products solutions (“VAPS”) and increasing rental rates achieved through its sophisticated pricing and capital management tools. Current average delivered rates for modular space units in the U.S. have grown by 11% CAGR since Q1 2013, when the company began to roll out its expanded VAPS offering, with the VAPS revenue CAGR reaching 26% since that time.

Williams Scotsman’s Other North America segment has underperformed since 2014 due to exposure to the oil and gas sector there. Importantly, Williams Scotsman has significantly reduced its overall exposure to the oil and gas industry, with greatly reduced contribution of revenues and Adjusted EBITDA from its Other North America operating segment. Recent operating results of this segment indicate that operating performance and metrics have recently “troughed,” providing upside potential on any recovery in the oil and gas market.

We believe Williams Scotsman, with improved access to capital, can further accelerate organic growth, such as refurbishing underutilized fleet to increase utilization, as well as pursue highly accretive acquisition as a well-capitalized driver of industry consolidation. The greatest area of growth potential would be through acquisitions, given the fragmented nature of the industry and compelling economics of industry consolidation.

Scalable & Differentiated Operating Platform.  Williams Scotsman has differentiated itself within its sector by having developed proprietary commercial processes and capital management tools, with the ability to utilize complex fleet and data management systems on a real time basis in its decision-making processes. This sophisticated operating platform has allowed Williams Scotsman to effectively manage its fleet and rental rates, as well as develop other revenues sources to increase growth. As an example, this platform allows the company to add and capitalize on VAPS and other service offerings, to create a deeper relationship with customers beyond simply the leasing of temporary modular space. This scalable and differentiated commercial model, including the continued growth in VAPS, will continue to drive both revenue growth and margin expansion, and is an important tool for realizing commercial synergies in any acquisition.

Higher Visibility into Future Performance.  Williams Scotsman’s business model consists of a broad and deep specialty rental fleet which is rented by a diverse customer base under leases with an average duration of approximately three years. This business model allows for analysis of financial forecasts on a “run rate” basis as current delivered rental rates and VAPS revenue per unit can be used to project future performance as its lease portfolio turns over. By reviewing key current metrics on the average delivered rates of units, we believe it is possible to bridge YTD performance to expected results through 2017 and 2018, primarily by applying the current delivered rates per unit to current and forecast levels of its units on rent. The company is demonstrating clear momentum across its key value drivers which underpin revenue growth of 4 – 6% and Adjusted EBITDA margin uplift of 100 – 150bps per annum. The board viewed the visibility of future earnings, especially through 2018, as a positive factor.

As an illustration, the company’s internal analysis shows that if current delivered rates are applied to the remaining fleet upon renewal over the next 2 – 3 years (assuming an average three-year lease cycle), this would represent a $38 million increase in Adjusted EBITDA, $11 million of which could be realized in incremental Adjusted EBITDA in 2018 alone. This, combined with an assumption of only 2% growth in rental units through 2018 and stabilization outside the US (much of which is seen already), provides a logical bridge to our guidance of $139 million in Projected Adjusted EBITDA after an estimated $4 million in public company costs. Moreover, there is strong potential for additional Adjusted EBITDA growth and margin expansion not included in that illustrative bridge. Average delivery rates are expected to continue to increase, coupled with increased VAPS rate per unit and VAPS penetration. The IRR of a unit with VAPS is typically 25% over a 20+ year period, so there is a reliable return on growth capital as well.

Companies with Potential for Strong Free Cash Flow Generation.  Williams Scotsman has historically produced, and is expected to continue to generate strong free cash flow. This free cash flow may be used to refurbish and expand the fleet, pay down debt, fund acquisitions or ultimately be returned to shareholders. Annual net maintenance capex to maintain the fleet at current levels is about $35 – 40 million, with any capital expenditures above that intended for growth. The long-lived assets of Williams Scotsman modular space and portable storage units provide the company with significant capital expenditure flexibility, and the highly discretionary nature of most capex is adaptable to prevailing market cycles. Accordingly, cash flows remain resilient and can be managed across the economic cycles, providing opportunities to invest for growth when appropriate.

Experienced and Motivated Management Team.  Williams Scotsman’s management team has significant experience, and all the managers are expected to continue in their current roles, including Bradley Soultz as President and Chief Executive Officer and Tim Boswell as Chief Financial Officer. Mr. Soultz and Mr. Boswell have been instrumental in developing the company’s commercial excellence platform, accelerating the successful roll-out of its VAPS offering, and managing capital in a capital constrained environment, while delivering strong growth in the company’s core U.S. operations. Gerard Holthaus has a history with Williams Scotsman dating back to 1994 when he was hired as CEO, and he was the CEO at the time of Williams Scotsman’s prior public offering in 2005. Most recently, Mr. Holthaus has been Chairman of parent company, Algeco Global. We believe that the separation of Williams Scotsman from its parent company, and the company’s strong pro forma capitalization and public listing, will energize, incentivize and provide the capital for management to execute on multiple attractive growth opportunities.

Media and Entertainment Industry.  Although we initially focused on identifying business combination candidates in the media or entertainment sectors, the prospectus to our initial public offering noted that we may consider a business combination outside of the media or entertainment sectors if we determine that such candidate offers an attractive investment opportunity. The preliminary feedback we received from our confidential “testing the waters” meetings with shareholders and from discussions with our capital markets advisors affirmed our view that the markets would be enthusiastic about the merits of the Williams Scotsman transaction, regardless of industry focus. We believe that Williams Scotsman’s business model, competitive market position in the modular space industry, financial prospects, management team, and potential for industry consolidation as well as a clear path to closing, outweighed any sector preference.

Aside from the alignment of the Williams Scotsman opportunity with our desired investment merits noted in the prospectus to our initial public offering, we identified several other positive factors of this transaction, including:

TDR Equity Commitment.  TDR has committed to directly or indirectly make an investment to support the transaction and future growth of the company in an aggregate amount up to $500 million. After taking into account the proceeds of the debt financing at closing and the proceeds remaining in the trust account following any redemptions by our public shareholders (which remaining amount shall not be less than $250 million pursuant to the terms and conditions of the Stock Purchase Agreement), TDR will contribute in cash, at a per share price of $9.60, such amount necessary to fund the remaining portion of the purchase price, ensure at least $125 million on the balance sheet and pay certain agreed upon transaction expenses and will purchase, or cause the purchase of, to the extent necessary, up to 10 million additional shares of WSC Class A common stock at a cash purchase price of $10.00 per share, which amount of additional shares shall be dependent upon the aggregate dollar amount of redemptions at Closing. In no event will TDR’s aggregate equity investment exceed $500 million. In the event that TDR invests less than $500 million at closing, the remainder of the commitment may be callable by the company, subject to certain terms and conditions, to fund certain qualifying and near term acquisitions at a per share price of $10.00. This demonstrates to us a very strong indication of TDR’s confidence in Williams Scotsman and commitment to the continued success and growth of the Company.

Substantial Capital Available and Low Pro Forma Leverage.  In addition to the TDR Equity Commitment, the company will also have access to approximately $410 million in unused capacity in its

ABL facility, subject to borrowing conditions, to fund growth and near term acquisitions. The company will be capitalized with pro forma prospective leverage of approximately 3.0x 2017 Adjusted EBITDA.

Equity Research Potential.  Given the prior history of Williams Scotsman as a public company and broad coverage of its what we believe is its closest peer company, Mobile Mini, as well as the company’s strong fundamentals, growth prospects and industry consolidation opportunities, we believe, although we have received no assurance from any firm that provides equity research, that the company will be followed by a number of equity research analysts who will initiate and provide equity research coverage on the company subsequent to completion of the business combination.

Sellers Retained Interest.  Although initially contemplating an outright sale, the Sellers determined that they desired to retain a 10% equity interest in the Williams Scotsman business, which will be held as a minority interest at the Holdco Acquiror level and represented by the voting interest provided by the WSC Class B common stock of WSII. The Algeco Group, as a leading global modular industry company, and significant player in both Europe and Australia, will continue to have an economic incentive for Williams Scotsman’s success and provide further guidance and market intelligence as Williams Scotsman drives toward becoming the largest stand-alone player in North America. Moreover, the two companies have historically benefitted from the sharing of best practices across differing geographies. The Sellers’ decision to retain a 10% stake also frees up equity and debt capital for M&A opportunities following consummation of the business combination.

The total amount payable by the Holdco Acquiror under the Stock Purchase Agreement is $1.1 billion, consisting of $1.0215 billion in cash to be used first to pay third party and intercompany indebtedness of Williams Scotsman, with the remainder to be paid directly to Sellers as consideration for the Shares and the remaining $78.5 million to be paid to the Sellers as additional consideration for the Shares in the form of (i) Holdco Shares, which shares will be exchangeable for shares of WSC Class A common stock pursuant to Exchange Agreement and (ii) a corresponding number of shares of WSC Class B common stock, representing a non-economic voting interest in WSC equal to the economic interest in WSC represented by the Holdco Shares on an as-exchanged basis, in each case before the effects of estimated transaction expenses, and TDR’s Closing Commitment. With an estimated $365 million in net debt at closing, this represents a market value of equity in excess of 80% of the assets held in Double Eagle’s trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account), a requirement for an initial business combination under Double Eagle’s amended and restated certificate of incorporation.

Although Double Eagle’s board of directors did not seek a third party valuation, and did not receive any report, valuation or opinion from any third party in connection with the business combination, the board of directors relied on Double Eagle management’s collective experience in public markets transactions in constructing and evaluating financial models/projections and conducting valuations of businesses. This $1.1 billion purchase price represents 9.0x and 7.9x, Projected 2017 and 2018 Adjusted EBITDA, respectively, before the effects of transaction expenses and TDR’s 4% discount, assuming no redemptions. Including the effect of transaction expenses and the TDR discount, then effective valuation to public shareholders (at a $10.000 share price) is approximately $1.16 billion, or 9.5x and 8.3x Projected 2017 and 2018 Adjusted EBITDA. The board of directors concluded that this is fair and reasonable, given the growth prospects, potential industry consolidation and other compelling aspects of the transaction.

The board of directors also gave consideration to the following negative factors (which are more fully described in the section entitled “Risk Factors” of this proxy statement/prospectus, although not weighted or in any order of significance:

The risk that our public shareholders would vote against the business combination proposal or exercise their redemption rights

The board of directors considered the risk that some of the current public shareholders would vote against the business combination proposal or decide to exercise their redemption rights, thereby reducing the amount of cash available in the trust account to an amount below the minimum required to consummate the business combination. The board concluded, however, that the risk was substantially mitigated because TDR, the controlling shareholder of the Algeco Group, is committing up to $500 million of new equity to the company. As described above, such commitment will be used at closing to fund a portion of the purchase price, ensure at least $125 million on the balance sheet following consummation of the transactions and pay certain agreed upon transaction expenses, with any remainder of such $500 million commitment not invested at closing to be available to fund certain qualifying near term acquisitions, subject to certain terms and conditions. The board of directors determined this would be a strong endorsement of the quality of the business combination. Further, and the fact that public shareholders may vote for the business combination proposal while also exercising their redemption rights mitigates incentive for a public shareholder to vote against the business combination proposal, especially to the extent that they hold public warrants which would be worthless if the business combination is not completed.

Our management and directors may have different interests in the business combination than the public shareholders

The board of directors considered the fact that members of our management and board of directors may have interests that are different from, or are in addition to, the interests of our shareholders generally, including the matters described under “— Certain Benefits of Double Eagle’s Directors and Officers and Others in the Business Combination” below. However, our board of directors concluded that the potentially disparate interests would be mitigated because (i) these interests were disclosed in the initial public offering prospectus, (ii) these disparate interests would exist or may be even greater with respect to a business combination with any target company, (iii) the business combination was structured to permit public stockholders to redeem a substantial portion of our public shares and (iv) the founder shares held by the Founders have all been deferred to an earnout structure, with half vesting when the share price is $12.50 for 20 of 30 days and remaining half vesting when share price is $15.00 for 20 of 30 days. The Founders will transfer a portion of the founder shares to TDR Capital under various scenarios. Notwithstanding the foregoing, the 75,000 founder shares held by the Double Eagle’s independent directors are not subject to this earnout.

Certain Projected Financial Information

Certain Williams Scotsman Forecasts and Performance Targets

Williams Scotsman does not, as a matter of general practice, develop or publicly disclose long-term forecasts or internal projections of its future performance, revenues, earnings, financial condition or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, Williams Scotsman has established certain targets relating to its consolidated results of operations and its business in connection with the proposed business combination and certain financial forecasts were prepared by Williams Scotsman’s management and made available to its board of directors and to Double Eagle.

The targets assume Williams Scotsman’s current run-rate is applicable in 2018, with an increase in the Modular — US segment of $38 to the modular space average monthly rental rates and a 2% increase in the utilization of its units.

Williams Scotsman's projections for the Modular — Other North America segment, include an increase in modular space average monthly rental rates of $29, or 5%, driven by delivering modular space units with increased VAPs and a 2% increase in the utilization of its units. The three year revenue decline in this segment from $147.0 million in 2014 to $52.5 million projected for 2017 was driven by reduced demand from the upstream oil and gas sector following the oil price declines from nearly $100 per barrel in the third quarter of 2014 to approximately $45 per barrel for most of 2016. In the first half of 2017, delivery volumes in the Modular — Other North America segment increased 9% versus the prior year, resulting in a 294 unit increase in modular space units on rent since the beginning of the year. The projections for the Modular — Other North America segment assume oil prices remain below $60 through 2018. The delivery volume projections assume stable demand from the upstream oil and gas sector and continued improvements in other end markets, however projected delivery volumes in 2018 remain more than 30% below the levels achieved in 2014.

The targets also assume the consummation of the business combination. WSC’s ability to achieve the targets set out below will depend upon a number of factors outside of its control. These include significant business, economic and competitive uncertainties and contingencies, as well as actions taken by counterparties. These targets have been developed based upon assumptions with respect to future business decisions and conditions that are subject to change, including WSC’s execution of its strategies and product development, as well as growth in the markets in which Williams Scotsman operates. As a result, WSC’s actual results may vary from the targets set out below, and those variations may be material. See also “Cautionary Statement Regarding Forward-Looking Statements” and the risk factors set out in “Risk Factors — The business combination’s estimates, assumptions and judgments underlying its targets and the assumptions upon which these targets are based may prove inaccurate, and as a result the business combination may be unable to successfully meet its objectives or achieve its desired financial results” and “Subsequent to the consummation of the business combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.”

Williams Scotsman’s management has identified the following targets with respect to certain financial and operating metrics for the business combination:

•	Fast Growing Business with Strong Momentum: Management estimates that Williams Scotsman’s Modular — US segment’s Adjusted EBITDA will have a compound annual growth rate from 2015 to 2017 of 15% and that Williams Scotsman will have an Adjusted EBITDA margin of more than 30% in 2018, prior to incorporating the impact of any acquisitions or any estimated public company costs. The key value drivers include increases in modular space average monthly rental rates on units, utilization gains, and VAPS rate and penetration growth delivered through our “Ready to Work” solutions.
•	Platform Consolidation and Synergies: As a result of the business combination, future acquisition opportunities and the synergies that could be realized from each of these, management estimates that Williams Scotsman’s platform has the opportunity to double in size. The modular office and storage markets are currently fragmented regional and local competitors representing two-thirds of the U.S. modular space market. Williams Scotsman is in active dialogue with each of the key targets in its addressable market.
•	Significant Multiple Upside to Key Peers: Based on estimates of WSC’s enterprise value to Adjusted EBITDA ratio in 2018, WSC will have a discount of nearly three times that of Mobile Mini. Furthermore, management estimates that Williams Scotsman’s Adjusted EBITDA compound annual growth from 2016 to 2018 will be 5.6% compared to estimated compound annual Adjusted EBITDA growth for Mobile Mini of 3.1% from 2016 to 2018. Management attributes Williams Scotsman’s estimated upside to growth expected in the United States, which is the largest market for Williams Scotsman whereas Mobile Mini has more exposure to the United Kingdom, and faster growth for Williams Scotsman due to its VAPS strategy.

The financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Williams Scotsman’s business, all of which are difficult to predict and many of which are beyond Williams Scotsman’s control. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the projections cover multiple years, such information by its nature becomes less predictive with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the section entitled “Risk Factors” in this proxy statement/prospectus.

The financial projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by Williams Scotsman’s management. Neither Williams Scotsman’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared. Nonetheless, a summary of the projections is provided in this proxy statement/prospectus only because the projections were made available to Double Eagle. The inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that Double Eagle, Double Eagle’s board of directors, or their respective affiliates, advisors or other representatives considered, or now considers, such financial projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the business combination proposal. No person has made or makes any representation or warranty to any Double Eagle shareholder regarding the information included in these financial projections. The financial forecasts are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on this information.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF ITS INTERNAL FINANCIAL PROJECTIONS, DOUBLE EAGLE UNDERTAKES NO OBLIGATIONS AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

The following table summarizes the historical results and future projections of Williams Scotsman, giving effect to the Carve-Out Transaction and excluding Algeco Scotsman corporate costs included in the historical financial statements of WSII but unrelated to Williams Scotsman, used by the Double Eagle board of directors for purposes of its consideration of the business combination:

	Williams Scotsman Projections Year Ended December 31,		Williams Scotsman Historical Results Year Ended December 31,
	2018E	2017E	2016(1)	2015(1)	2014(1)
	(in thousands)
Revenues:
Modular leasing	$316,100	$293,278	$284,143	$300,913	$309,337
Modular delivery and installation	86,345	85,704	82,045	83,103	83,364
Sales:
New units	45,032	40,753	39,228	54,359	87,874
Rental units	15,868	18,353	22,084	15,661	24,825
Total revenues	$463,345	$438,088	$427,500	$454,036	$505,400
Gross profit	$183,066	$168,706	$169,078	$163,962	$199,764
Other Financial Data:
Adjusted EBITDA(1)	$143,052	$125,847	$128,158	$130,943	$158,920
Adjusted Gross Profit(2)	$256,982	$237,667	$238,059	$242,055	$266,820
Adjusted Operating Income(3)	$62,675	$50,504	$51,827	$45,145	$84,592
Operating Free Cash Flow(4)	$68,489	$43,185	$72,880	$21,624	$110,311
Projected Adjusted EBITDA(5)	$138,840	$121,635	n/a	n/a	n/a
Projected Adjusted Operating Income(6)	$58,463	$46,292	n/a	n/a	n/a
Capex for Rental Fleet	$80,169	$89,134	$63,968	$114,420	$59,223

(1)	The Adjusted EBITDA for the years ended December 31, 2014, 2015, and 2016 that was presented to the board of directors and to Double Eagle as part of their review of the proposed transaction was based on the financial statements of Williams Scotsman, giving effect to the carve-out transaction.
(2)	Adjusted Gross Profit is defined as Gross Profit excluding depreciation and amortization.
(3)	Adjusted Operating Income is defined as Adjusted EBITDA less depreciation and amortization.

(4)	Operating Free Cash Flow is defined as Adjusted EBITDA excluding Rental Unit Sales Margin, less Net Capex.
(5)	Projected Adjusted EBITDA defined as Adjusted EBITDA less estimated public company costs. Projections for 2017 reflect annualized estimate of public company costs.
(6)	Projected Adjusted Operating Income is defined as Projected Adjusted EBITDA less depreciation and amortization.

The forgoing projections include Adjusted EBITDA, Adjusted Gross Profit, Adjusted Operating Income, Operating Free Cash Flow, Projected Adjusted EBITDA and Projected Adjusted Operating Income which are non-GAAP financial measures, because they are key metrics used by management to assess financial performance. WSII’s business is capital-intensive and these additional metrics allow management to further evaluate its operating performance. In addition, WSII’s definition of Adjusted EBITDA is consistent with the EBITDA definition in the Algeco Group’s financing arrangements which is used in determining compliance with certain covenants. For further information about WSII’s non-GAAP financial measures, including the limitations of such non-GAAP financial measures as an analytical tool, see “WSII’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures.”

The following table presents a reconciliation of each of these non-GAAP financial measures to the nearest comparable GAAP measure.

	Williams Scotsman Projections Year Ended December 31,		Williams Scotsman Historical Results Year Ended December 31,
	2018E	2017E	2016(1)	2015(1)	2014(1)
	(in thousands)
Non-GAAP Reconciliation
Gross profit	$183,066	$168,706	$169,078	$163,962	$199,764
Depreciation of rental equipment	73,916	68,961	68,981	78,093	67,056
Adjusted Gross Profit	$256,982	$237,667	$238,059	$242,055	$266,820
Selling, general and administrative expenses	(113,929)	(111,819)	(109,915)	(111,649)	(107,848)
Other	(1)	(1)	14	537	(52)
Adjusted EBITDA	$143,052	$125,847	$128,158	$130,943	$158,920
Rental Unit Gross Profit	$(5,557)	$(8,040)	$(11,190)	$(5,406)	$(8,064)
Total capital expenditures	(84,874)	(92,975)	(66,172)	(119,574)	(65,370)
Proceeds from Rental unit sales	15,868	18,353	22,084	15,661	24,825
Net Capex	(69,006)	(74,622)	(44,088)	(103,913)	(40,545)
Operating Free Cash Flow	$68,489	$43,185	$72,880	$21,624	$110,311
Adjusted EBITDA	$143,052	$125,847	$128,158	$130,943	$158,920
Depreciation and amortization	(80,377)	(75,343)	(76,331)	(85,798)	(74,328)
Adjusted Operating Income	$62,675	$50,504	$51,827	$45,145	$84,592
Adjusted EBITDA	$143,052	$125,847	$128,158	$130,943	$158,920
Standalone Public Company Cost Estimate	(4,212)	(4,212)
Projected Adjusted EBITDA	$138,840	$121,635
Depreciation and amortization	(80,377)	(75,343)
Projected Adjusted Operating Income	$58,463	$46,292

The following table presents a reconciliation of projected net income to Adjusted EBITDA.

	Williams Scotsman Projections Year Ended December 31,
	2017E	2018E
		(in thousands)
Non-GAAP Reconciliation
Net Income	$464	$8,554
Income tax expense	3,944	7,866
Interest expense	41,885	42,043
Depreciation and amortization	75,343	80,377
Projected Adjusted EBITDA(1)	$121,635	$138,840
Standalone Public Company Cost Estimate	4,212	4,212
Adjusted EBITDA	$125,847	$143,052

(1)	Includes Standalone Public Company Cost Estimate

The following table summarizes the historical results and future projections of the Modular — US segment used by the Double Eagle board of directors for purposes of its consideration of the business combination:

	Modular – US Segment Projections Year Ended December 31,		Modular – US Segment Historical Results Year Ended December 31,
	2018E	2017E	2016(1)	2015(1)	2014(1)
	(in thousands)
Revenues:
Modular leasing	$279,420	$260,007	$238,159	$225,301	$211,018
Modular delivery and installation	77,559	78,138	74,410	71,986	70,212
Sales:
New units	36,020	32,943	34,812	43,193	58,536
Rental units	12,890	14,526	18,115	12,168	18,660
Total revenues	$405,889	$385,614	$365,496	$352,648	$358,426
Gross profit	$161,314	$150,846	$138,996	$108,243	$114,957
Other Financial Data:
Adjusted EBITDA	$126,397	$112,323	$103,798	$85,448	$84,103
Adjusted Gross Profit	$223,659	$208,272	$195,879	$173,137	$168,447
Adjusted Operating Income	$58,553	$49,477	$40,680	$14,097	$24,680
Operating Free Cash Flow	$53,743	$31,314	$49,317	$(9,381)	$70,340
Projected Adjusted EBITDA	$122,185	$108,111	n/a	n/a	n/a
Projected Adjusted Operating Income	$54,341	$45,265	n/a	n/a	n/a
Capex for Rental Fleet	$76,812	$84,997	$60,418	$98,135	$21,511

The following table presents a reconciliation of each of these non-GAAP financial measures for the Modular — US segment to the nearest comparable GAAP measure.

	Modular – US Segment Projections Year Ended December 31,		Modular – US Segment Historical Results Year Ended December 31,
	2018E	2017E	2016(1)	2015(1)	2014(1)
	(in thousands)
Non-GAAP Reconciliation
Gross profit	$161,314	$150,846	$138,996	$108,243	$114,957
Depreciation on rental equipment	62,345	57,426	56,883	64,894	53,490
Adjusted Gross Profit	$223,659	$208,272	$195,879	$173,137	$168,447
Selling, general and administrative expenses	(97,262)	(95,950)	(92,074)	(88,088)	(84,337)
Other	0	1	(7)	399	(7)
Adjusted EBITDA	$126,397	$112,323	$103,798	$85,448	$84,103
Rental Unit Gross Profit	$(4,732)	$(6,849)	$(10,120)	$(4,452)	$(5,934)
Total capital expenditures	(80,812)	(88,686)	(62,476)	(102,545)	(26,489)
Proceeds from Rental Unit Sales	12,890	14,526	18,115	12,168	18,660
Net Capex	(67,922)	(74,160)	(44,361)	(90,377)	(7,829)
Operating Free Cash Flow	$53,743	$31,314	$49,317	$(9,381)	$70,340
Adjusted EBITDA	$126,397	$112,323	$103,798	$85,448	$84,103
Depreciation and amortization	(67,844)	(62,846)	(63,118)	(71,351)	(59,423)
Adjusted Operating Income	$58,553	$49,477	$40,680	$14,097	$24,680
Adjusted EBITDA	$126,397	$112,323	$103,798	$85,448	$84,103
Standalone Public Company Cost Estimate	(4,212)	(4,212)
Projected Adjusted EBITDA	$122,185	$108,111
Depreciation and amortization	(67,844)	(62,846)
Projected Adjusted Operating Income	$54,341	$45,265

The following table summarizes the historical results and future projections of the Modular — Other North America used by the Double Eagle board of directors for purposes of its consideration of the business combination:

	Modular – Other North America Segment Projections Year Ended December 31,		Modular – Other North America Segment Historical Results Year Ended December 31,
	2018E	2017E	2016(1)	2015(1)	2014(1)
	(in thousands)
Revenues:
Modular leasing	$36,680	$33,271	$45,984	$75,612	$98,319
Modular delivery and installation	8,786	7,566	7,635	11,117	13,152
Sales:
New units	9,012	7,810	4,416	11,166	29,338
Rental units	2,978	3,827	3,969	3,493	6,165
Total revenues	$57,456	$52,474	$62,004	$101,388	$146,974
Gross profit	$21,752	$17,860	$30,082	$55,719	$84,807
Other Financial Data:
Adjusted EBITDA	$16,655	$13,524	$24,360	$45,495	$74,817
Adjusted Gross Profit	$33,323	$29,395	$42,180	$68,918	$98,373
Adjusted Operating Income	$4,122	$1,027	$11,147	$31,048	$59,912
Operating Free Cash Flow	$14,746	$11,871	$23,563	$31,005	$39,971
Projected Adjusted EBITDA	$16,655	$13,524	n/a	n/a	n/a
Projected Adjusted Operating Income	$4,122	$1,027	n/a	n/a	n/a
Capex for Rental Fleet	$3,357	$4,137	$3,550	$16,285	$37,712

The following table presents a reconciliation of each of these non-GAAP financial measures for the Modular — Other North America segment to the nearest comparable GAAP measure.

	Modular – Other North America Segment Projections Year Ended December 31,		Modular – Other North America Segment Historical Results Year Ended December 31,
	2018E	2017E	2016(1)	2015(1)	2014(1)
	(in thousands)
Non-GAAP Reconciliation
Gross Profit	$21,752	$17,860	$30,082	$55,719	$84,807
Depreciation of rental equipment	11,571	11,535	12,098	13,199	13,566
Adjusted Gross Profit	$33,323	$29,395	$42,180	$68,918	$98,373
Selling, general and administrative expenses	(16,667)	(15,869)	(17,841)	(23,561)	(23,511)
Other	(1)	(2)	21	138	(45)
Adjusted EBITDA	$16,655	$13,524	$24,360	$45,495	$74,817
Rental Unit Gross Profit	$(825)	$(1,191)	$(1,070)	$(954)	$(2,130)
Total capital expenditures	(4,062)	(4,289)	(3,696)	(17,029)	(38,881)
Proceeds from Rental Unit Sales	2,978	3,827	3,969	3,493	6,165
Net Capex	(1,084)	(462)	273	(13,536)	(32,716)
Operating Free Cash Flow	$14,746	$11,871	$23,563	$31,005	$39,971
Adjusted EBITDA	$16,655	$13,524	$24,360	$45,495	$74,817
Depreciation and amortization	(12,533)	(12,497)	(13,213)	(14,447)	(14,905)
Adjusted Operating Income	$4,122	$1,027	$11,147	$31,048	$59,912
Adjusted EBITDA	$16,655	$13,524	$24,360	$45,495	$74,817
Standalone Public Company Cost Estimate	—	—
Projected Adjusted EBITDA	$16,655	13,524
Depreciation and amortization	(12,533)	(12,497)
Projected Adjusted Operating Income	$4,122	$1,027

Certain Benefits of Double Eagle’s Directors and Officers and Others in the Business Combination

In considering the recommendation of our board of directors in favor of approval of the business combination, it should be noted that our directors and officers have interests in the business combination that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•	the right of the Founders to receive common stock following the business combination in accordance with the Earnout Agreement;
•	the right of the Founders to receive private placement warrants to purchase shares of common stock in accordance with the Earnout Agreement;
•	the continuation of two directors of Double Eagle as independent members of the board of directors of Williams Scotsman;
•	the repayment of loans made by, and the reimbursement of out-of-pocket expenses incurred by, certain officers or directors or their affiliates in the aggregate amount of approximately $1,500,000; and
•	the continued indemnification of current directors and officers of the Company and the continuation of directors’ and officers’ liability insurance after the business combination.

Satisfaction of 80% Test

After consideration of the factors identified and discussed in the section entitled “The Business Combination Proposal — Double Eagle’s Board of Directors’ Reasons for Approval of the Business Combination,” Double Eagle’s board of directors concluded that the business combination met all of the requirements disclosed in the prospectus for its initial public offering, including that the business of WSC had a fair market value of at least 80% of the balance of the funds in the trust account at the time of execution of the Stock Purchase Agreement.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of Double Eagle’s board of directors in favor of approval of the business combination proposal, you should keep in mind that Double Eagle’s initial shareholders, including its directors and executive officers, have interests in such proposal that are different from, or in addition to those of Double Eagle shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•	If we do not consummate a business combination transaction by December 31, 2017, we will cease all operations except for the purpose of winding up, redeem all of the outstanding public shares for cash and, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under the Cayman Islands Companies Law to provide for claims of creditors and the requirements of other applicable law. In such event, the 12,500,000 founder shares owned by our initial shareholders would be worthless because following the redemption of the public shares, we would likely have few, if any, net assets and because our initial shareholders have agreed to waive their rights to liquidating distributions from the trust account with respect to the founder shares if we fail to complete a business combination within the required period. Our initial shareholders purchased the founder shares prior to our initial public offering for an aggregate purchase price of $25,000. Upon the Closing, such founder shares will convert into 12,500,000 shares of WSC Class A common stock, and such securities, if unrestricted and freely tradable would be valued at approximately $126,250,000, based on the closing price of $10.10 per Class A ordinary share on Nasdaq on November 3, 2017.
•	Simultaneously with the closing of our initial public offering, Double Eagle consummated the sale of 19,500,000 private placement warrants at a price of $0.50 per warrant in a private placement to our initial shareholders. The warrants are each exercisable commencing 30 days following the closing of the business combination for one-half of one Class A ordinary share at $11.50 per whole share. If we do not consummate a business combination transaction by December 31, 2017, then the proceeds from the sale of the private placement warrants will be part of the liquidating distribution to the public shareholders and the warrants held by our initial shareholders will be worthless. The warrants held by our initial shareholders had an aggregate market value of $15,015,000 based upon the closing price of $0.77 per warrant on Nasdaq on November 3, 2017.
•	Our Sponsor, officers and directors will lose their entire investment in us if we do not complete a business combination by December 31, 2017.
•	Jeff Sagansky and Fredric Rosen will continue to be directors of WSC after the consummation of the business combination. As such, in the future they will receive any cash fees, stock options or stock awards that the WSC board of directors determines to pay to its directors.
•	Our initial shareholders have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if Double Eagle fails to complete an initial business combination by December 31, 2017.
•	In order to protect the amounts held in the trust account, Jeff Sagansky and Harry E. Sloan have agreed that they will be jointly and severally liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have entered into a transaction agreement, reduce the amount of funds in the trust account. This liability will not apply with respect to any claims by a third-party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the trust account or to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act.
•	Following the consummation of the business combination, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to Double Eagle and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has advanced us $230,000 for working capital expenses as of June 30, 2017. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the trust account to repay the working capital loans, but no proceeds held in the trust account would be used to repay the working capital loans.
•	Following the consummation of the business combination, we will continue to indemnify our existing directors and officers and will maintain our directors’ and officers’ liability insurance.
•	Following consummation of the business combination, our Sponsor, our officers and directors and their respective affiliates would be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by Double Eagle from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. However, if we fail to consummate a business combination within the required period, our Sponsor and our officers and directors and their respective affiliates will not have any claim against the trust account for reimbursement.

Potential Purchases of Public Shares and/or Warrants

At any time prior to the general meeting, during a period when they are not then aware of any material nonpublic information regarding Double Eagle or its securities, the Double Eagle initial shareholders, Williams Scotsman and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Double Eagle’s ordinary shares or vote their shares in favor of the business combination proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of that (i) the proposals presented to shareholders for approval at the general meeting are approved and/or (ii) that Double Eagle satisfy the minimum cash condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination. This may result in the completion of our business combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Double Eagle initial shareholders for nominal value.

Entering into any such arrangements may have a depressive effect on Double Eagle’s ordinary shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the general meeting. Moreover, any such purchases may make it less likely that holders of no more than 25 million public shares elect to redeem their public shares in connection with the business combination.

If such transactions are effected, the consequence could be to cause the business combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. Double Eagle will file a Current Report on Form 8-K to disclose arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the general meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the business combination. Where actual amounts are not known or knowable, the figures below represent Double Eagle’s good faith estimate of such amounts assuming a closing as of the indicated date.

(U.S. dollars in thousands)
Sources		Uses
Debt Financing(1)	$490,000	Purchase of Williams Scotsman	(5)	$1,021,500
Trust Account(2)	$500,000	Algeco Group Rollover Equity(4)		$78,500
Equity Commitment(3)	$306,500	Cash on balance sheet(2)		$225,000
Algeco Group Rollover Equity(4)	$78,500	Fees and expenses	(6)	$50,000
Total sources	$1,375,000	Total uses		$1,375,000

(1)	Consists of $900 million committed by the Commitment Parties (as defined herein), including an ABL Facility of $600 million, of which $190 million will be funded at the Closing, and a $300 million bridge loan and/or offering of senior secured notes.
(2)	Assumes none of the ordinary shares are redeemed in connection with the business combination.
(3)	The TDR Investor will purchase $206.5 million of WSC Class A common stock (or such higher amount as may be agreed upon) at $9.60 per share, plus $100.0 million of WSC Class A common stock at $10 per share, and any future investment will be made at $10 per share.
(4)	Reflects shares of the Holdco Acquiror issued to the Sellers (an affiliate of TDR), which will be exchangeable for shares of WSC Class A common stock, subject to certain restrictions and protections.
(5)	Includes the repayment of certain third party and intercompany indebtedness. Also includes $38.2 million of capital leases and other debt which will remain obligations of Williams Scotsman after the business combination.
(6)	Includes $18.5 million payable to the underwriters of the Double Eagle initial public offering.

Board of Directors of the Company Following the Business Combination

Upon consummation of the business combination, we anticipate that the board of directors of WSC will consist of seven directors. See the section entitled “Management of WSC Following the Business Combination” for additional information.

Name; Headquarters

The name of the post-combination company after the business combination will be Williams Scotsman Corporation and our headquarters will be located at 901 S. Bond Street, #600, Baltimore, Maryland 21231.

Anticipated Accounting Treatment

The business combination will be accounted for as a reverse acquisition under the purchase method of accounting, with WSII being treated as the accounting acquirer. Consequently, WSII’s consolidated financial statements will become the historical financial statements of the registrant following consummation of the business combination, with the transaction treated as a recapitalization of WSII.

Vote Required for Approval

The approval of the business combination proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

Recommendation of the Double Eagle Board of Directors

THE DOUBLE EAGLE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE DOUBLE EAGLE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of Double Eagle’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of Double Eagle and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “ — Interests of Double Eagle’s Directors and Officers in the Business Combination” for a further discussion.

THE DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, if the business combination proposal is approved, then Double Eagle is asking its shareholders to approve the domestication proposal. Under the Stock Purchase Agreement, the approval of the domestication proposal is also a condition to the consummation of the business combination. If, however, the domestication proposal is approved, but the business combination proposal is not approved, then neither the domestication nor the business combination will be consummated.

As a condition to closing the business combination pursuant to the terms of the Stock Purchase Agreement, the board of directors of Double Eagle has unanimously approved a change of Double Eagle’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “domestication”). To effect the domestication, Double Eagle will file a notice of deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Double Eagle will be domesticated and continue as a Delaware corporation, at which time Double Eagle will change its name, in connection with the effectiveness of the domestication, to “Williams Scotsman Corporation”. On the effective date of the domestication, the currently issued and outstanding Class B ordinary shares will automatically convert by operation of law, on a one-for-one basis, into Class A ordinary shares. Immediately thereafter, the currently issued and outstanding Class A ordinary shares will automatically convert by operation of law, on a one-for-one basis, into shares of WSC Class A common stock in accordance with the terms of the WSC Charter. WSC will also issue shares of WSC Class B common stock. Similarly, our outstanding warrants will become warrants to acquire the corresponding shares of WSC Class A common stock and no other changes will be made to the terms of any outstanding warrants as a result of the domestication. In addition, our outstanding units will become units of WSC and after the effectiveness of the domestication and before the closing of the business combination, each outstanding unit of WSC (each of which consists of one share of WSC Class A common stock and one warrant to purchase one-half of one share of WSC Class A common stock) will be separated into its component common stock and warrant.

The domestication proposal, if approved, will approve a change of Double Eagle’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Double Eagle is currently governed by the Cayman Islands Companies Law, upon domestication, WSC will be governed by the DGCL. We urge shareholders to carefully consult the information set out below under “Comparison of Corporate Governance and Shareholder Rights.” Additionally, we note that if the domestication proposal is approved, then Double Eagle will also ask its shareholders to approve the organizational documents proposals (discussed below), which, if approved, will replace our current amended and restated memorandum and articles of association under the Cayman Islands Companies Law (the “Existing Organizational Documents”) with a new certificate of incorporation and bylaws of WSC under the DGCL (the “Proposed Organizational Documents”). The Proposed Organizational Documents differ in certain material respects from the Existing Organizational Documents and we urge shareholders to carefully consult the information set out below under “The Organizational Documents Proposals,” the Existing Organizational Documents of Double Eagle, attached hereto as Annex B and the Proposed Organizational Documents of WSC, attached hereto as Annexes C and D.

Reasons for the Domestication

Our board of directors believes that there are significant advantages to WSC that will arise as a result of a change of domicile to Delaware. Further, our board of directors believes that any direct benefit that Delaware law provides to a corporation also indirectly benefits the shareholders, who are the owners of the corporation. The board of directors believes that there are several reasons why a reincorporation in Delaware is in the best interests of Double Eagle and its shareholders. As explained in more detail below, these reasons can be summarized as follows:

•	Prominence, Predictability, and Flexibility of Delaware Law. For many years Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours. Based on publicly available data, over half of publicly-traded corporations in the United States and 60% of all Fortune 500 companies are incorporated in Delaware.
•	Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a corporation’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. Such clarity would be advantageous to WSC, its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for WSC’s shareholders from possible abuses by directors and officers.
•	Increased Ability to Attract and Retain Qualified Directors. Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and shareholders alike. WSC’s incorporation in Delaware may make WSC more attractive to future candidates for our board of directors, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. Our board of directors therefore believes that providing the benefits afforded directors by Delaware law will enable WSC to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for our shareholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a corporation’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Anticipated Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of Double Eagle as a result of domestication. The business, capitalization, assets and liabilities and financial statements of WSC immediately following the domestication will be the same as those of Double Eagle immediately prior to the domestication.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“It is resolved as special resolutions that Double Eagle Acquisition Corp. be de-registered in the Cayman Islands pursuant to Article 47 of the Amended and Restated Articles of Association of Double Eagle Acquisition Corp. and be registered by way of continuation as a corporation in the State of Delaware and conditional upon, and with effect from, the registration of Double Eagle Acquisition Corp. in the State of Delaware as a corporation with the laws of the State of Delaware, the name of the Company be changed to Williams Scotsman Corporation.”

Vote Required for Approval

The approval of the domestication proposal requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

The domestication proposal is conditioned on the approval of the business combination proposal. Therefore, if the business combination proposal is not approved, the domestication proposal will have no effect, even if approved by our public shareholders.

Recommendation of the Double Eagle Board of Directors

THE DOUBLE EAGLE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DOUBLE EAGLE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of Double Eagle’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of Double Eagle and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Double Eagle’s Directors and Officers in the Business Combination” for a further discussion.

THE ORGANIZATIONAL DOCUMENTS PROPOSALS

Overview

If the domestication proposal is approved and the business combination is to be consummated, Double Eagle will replace its current amended and restated memorandum and articles of association (the “Existing Organizational Documents”), under the Cayman Islands Companies Law, with a new certificate of incorporation (the “Proposed Charter”) and bylaws (the “Proposed Bylaws” and, together with the Proposed Charter, the “Proposed Organizational Documents”) of WSC, in each case, under the DGCL.

Double Eagle’s shareholders are asked to consider and vote upon and to approve by special resolution four separate proposals (collectively, the “organizational documents proposals”) in connection with the replacement of the Existing Organizational Documents with the Proposed Organizational Documents. The organizational documents proposals are conditioned on the approval of the domestication proposal, and, therefore, also conditioned on approval of the business combination proposal. Therefore, if the business combination proposal and the domestication proposal are not approved, the organizational documents proposals will have no effect, even if approved by our public shareholders.

Organizational Documents Proposal A — Authorized Capital Stock

In connection with the replacement of the Existing Organizational Documents with the Proposed Organizational Documents, Double Eagle’s shareholders are being asked to approve the provision in the Proposed Charter changing the authorized share capital from $40,100 divided into 380,000,000 Class A ordinary shares of a par value of $0.0001 each, 20,000,000 Class B ordinary shares of a par value of $0.0001 each and 1,000,000 preferred shares of a par value of $0.0001 each, to authorized capital stock of 501,000,000 shares, consisting of (x) 500,000,000 shares of common stock, including 400,000,000 shares of WSC Class A common stock, and 100,000,000 shares of WSC Class B common stock and (y) 1,000,000 shares of preferred stock.

Organizational Documents Proposal B — Approval of Proposal Relating to the Ability of Stockholders to Call a Special Meeting

In connection with the replacement of the Existing Organizational Documents with the Proposed Organizational Documents, Double Eagle’s shareholders are being asked to approve the provisions in the Proposed Bylaws, pursuant to which only (i) the board of directors, (ii) the chairperson of the board of directors or (iii) the chief executive officer may call a meeting of stockholders. Under the Proposed Organizational Documents, WSC’s stockholders have no power to call a special meeting.

Organizational Documents Proposal C — Classified Board

In connection with the replacement of the Existing Organizational Documents with the Proposed Organizational Documents, Double Eagle’s shareholders are being asked to approve the provision in the Proposed Charter providing that WSC’s board of directors will continue to be divided into three classes following the business combination, with each class generally serving for a term of three years and with only one class of directors being elected in each year.

Organizational Documents Proposal D — Approval of Other Changes in Connection With Adoption of the Proposed Organizational Documents

In connection with the replacement of the Existing Organizational Documents with the Proposed Organizational Documents, Double Eagle’s shareholders are being asked to approve all other changes in connection with the replacement of the current amended and restated memorandum and articles of association of Double Eagle with the proposed new certificate of incorporation and bylaws of WSC as part of the domestication, including, among other things, (i) changing the post-domestication corporate name from “Double Eagle Acquisition Corp.” to “Williams Scotsman Corporation” and making WSC’s corporate existence perpetual, (ii) adopting Delaware as the exclusive forum for certain stockholder litigation, (iii) granting a waiver regarding corporate opportunities to WSC’s non-employee directors and (iv) removing certain provisions related to our status as a blank check company that will no longer apply upon consummation of the business combination.

Reasons for the Approval of the Organizational Documents Proposals

Authorized Stock

Our board of directors believes that it is important for us to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). In addition, Organizational documents proposal A, if approved, would also adequately address the needs of WSC after the business combination.

Approval of Proposal Relating to the Ability of Stockholders to Call a Special Meeting

Our board of directors believes it is in the best interests of Double Eagle to approve organizational documents proposal B because these changes are necessary to adequately address the needs of WSC after the business combination. Limiting the stockholders’ ability to call a special meeting limits the opportunities for minority stockholders to remove directors, amend organizational documents or take other actions without the board of directors’ consent or to call a stockholders meeting to otherwise advance minority stockholders’ agenda. The amendment is intended to avoid distraction of management caused by holding meetings in addition to the annual meeting unless the board of directors, chairperson of the board of directors or chief executive officer determines such expense and management focus is warranted.

Classified Board

Our board of directors believes that a classified board of directors (i) increases board continuity and the likelihood that experienced board members with familiarity of WSC’s business operations would serve on the board at any given time, (ii) ensures that control of the board would not abruptly shift in the event of a sudden acquisition of a substantial portion of WSC’s common stock by an unrelated person, group or entity and (iii) makes it more difficult for a potential acquiror or other person, group or entity to gain control of WSC’s board of directors.

Corporate Name and Perpetual Existence

Our board of directors believes that changing the post-business combination corporate name from “Double Eagle Acquisition Corp.” to “Williams Scotsman Corporation” and making WSC’s corporate existence perpetual is desirable to reflect the business combination with Williams Scotsman and to clearly identify WSC as the publicly traded entity. Additionally, perpetual existence is the usual period of existence for corporations, and our board of directors believes that it is the most appropriate period for WSC following the business combination.

Exclusive Forum

Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist WSC in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. Our board of directors believes that the Delaware courts are best suited to address disputes involving such matters given that the after the domestication, WSC will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra- corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions.

In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make the post-combination company’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

Waiver of Corporate Opportunities

Our board of directors believes that granting this waiver is essential to our ability to retain and attract qualified non-employee directors. We expect that qualified non-employee directors would likely engage in business activities outside of WSC and would anticipate that such outside experience would be beneficial to any such director’s board service for and Management of WSC. Our board of directors believes that without such a waiver, qualified non-employee directors could be dissuaded from serving on WSC’s board if they are concerned that their directorship could foreclose them from, or expose them to potential liability for, pursuing commercial opportunities in their individual capacity (including in connection with other entities unrelated to WSC and its affiliates). Our board believes that the corporate opportunity waiver included in the Proposed Organizational Documents provides a clear delineation between what constitutes a corporate opportunity for WSC and what constitutes a commercial opportunity that a non-employee director may otherwise pursue in his or her individual capacity, and that such clarity will enable WSC to attract and retain qualified non-employee directors.

Blank Check Company

Our board of directors has determined it is in the best interest of Double Eagle to eliminate provisions specific to our status as a blank check company. This deletion is desirable because these provisions will serve no purpose following consummation of the business combination. For example, these proposed amendments remove the requirement to dissolve Double Eagle and allow it to continue as a corporate entity with perpetual existence following consummation of the business combination. Perpetual existence is the usual period of existence for corporations, and our board of directors believes it is the most appropriate period for WSC.

Comparison of Existing Organizational Documents to Proposed Organizational Documents

The Proposed Organizational Documents differ materially from the Existing Organizational Documents. The following table sets forth a summary of the principal changes proposed to be made between the Existing Organizational Documents and the Proposed Organizational Documents for WSC. This summary is qualified by reference to the complete text of the Existing Organizational Documents of Double Eagle, attached to this proxy statement/prospectus as Annex B and the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex C and the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex D. All shareholders are urged to read each of the Proposed Organizational Documents in its entirety for a more complete description of its terms. Additionally, as the Existing Organizational Documents are governed by the Cayman Islands Companies Law and the Proposed Organizational Documents will be governed by the DGCL, we urge shareholders to carefully consult the information set out under the “Comparison of Corporate Governance and Shareholder Rights” section of this proxy statement/prospectus.

	Existing Organizational Documents	Proposed Organizational Documents
Authorized Capital Stock (Organizational Documents Proposal A)	The Existing Organizational Documents provide for share capital of $40,100 divided into 380,000,000 Class A ordinary shares of a par value of $0.0001 each, 20,000,000 Class B ordinary shares of a par value of $0.0001 each and 1,000,000 preferred shares of a par value of $0.0001 each. See paragraph 5 of the Existing Organizational Documents.	The Proposed Organizational Documents provide for authorization to issue 501,000,000 shares, consisting of (x) 500,000,000 shares of common stock, including 400,000,000 shares of WSC Class A common stock, par value $0.0001 per share, and 100,000,000 shares of WSC Class B common stock, par value $0.0001 per share and (y) 1,000,000 shares of preferred stock, par value $0.0001 per share. See Article V of the Proposed Charter.

	Existing Organizational Documents	Proposed Organizational Documents
Ability of Stockholder to Call a Special Meeting (Organizational Documents Proposal B)	The Existing Organizational Documents provide that the board of directors shall, on a shareholders’ requisition, proceed to convene an extraordinary general meeting of Double Eagle, provided that the requesting shareholder holds not less than 10% in par value of the issued shares entitled to vote at a general meeting. See Article 20.3 of the Existing Organizational Documents.	The Proposed Organizational Documents do not permit the stockholders of WSC to call a special meeting. See Article 1.3 of the Proposed Bylaws.
Classified Board (Organizational Documents Proposal C)	The Existing Organizational Documents provide that until the consummation of the business combination, our board of directors will be divided into three classes, with each class generally serving for a term of three years and with only one class of directors being elected in each year.
See Article 49 of the Existing Organizational Documents	The Proposed Organizational Documents provide that WSC’s board of directors will continue to be divided into three classes following the consummation of the business combination, with each class generally serving for a term of three years and with only one class of directors being elected in each year.
See Article VII of the Proposed Charter.
Corporate Name (Organizational Documents Proposal D)	The Existing Organizational Documents provide the name of the company is “Double Eagle Acquisition Corp.” See paragraph 1 of the Existing Organizational Documents.	The Proposed Organizational Documents provide the new name of the corporation to be “Williams Scotsman Corporation”. See Article I of the Proposed Charter.
Perpetual Existence (Organizational Documents Proposal D)	The Existing Organizational Documents provide that if we do not consummate a business combination (as defined in our Existing Organizational Documents) by December 31, 2017 (as amended by a special resolution of the shareholders passed on September 15, 2017), Double Eagle shall cease all operations except for the purposes of winding up and shall redeem the shares issued in our initial public offering and liquidate our trust account. See Article 49 of the Existing Organizational Documents.	The Proposed Organizational Documents do not include any provisions relating to WSC’s ongoing existence, under the DGCL, WSC’s existence will be perpetual.
Exclusive Jurisdiction (Organizational Documents Proposal D)	The Existing Organizational Documents do not contain a provision adopting an exclusive forum for certain stockholder litigation.	The Proposed Organizational Documents adopt Delaware as the exclusive forum for certain stockholder litigation. See Article IX of the Proposed Charter

	Existing Organizational Documents	Proposed Organizational Documents
Corporate Opportunities (Organizational Documents Proposal D)	The Existing Organizational Documents contain certain allowances in relation to entering into a business combination (as defined in such documents) with an affiliate of our Sponsor or our own directors or executive officers. See Article 48 of the Existing Articles.	The Proposed Organizational Documents grant a waiver regarding corporate opportunities to WSC’s non-employee directors, or their affiliates (although WSC does not renounce any interest or expectancy in business opportunities presented to a non-employee director solely in his or her capacity as a director). See Article XI of the Proposed Charter.
Provisions Related to Status as Blank Check Company (Organizational Documents Proposal D)	The Existing Organizational Documents set forth various provisions related to our status as a blank check company prior to the consummation of a business combination. See Article 49 of the Existing Organizational Documents.	The Proposed Organizational Documents do not include such provisions related to our status as a blank check company, which no longer will apply upon consummation of the business combination, as we will cease to be a blank check company at such time.

Vote Required for Approval

The approval of organizational documents proposals requires a special resolution under the Cayman Islands Companies Law, being the affirmative vote of the holders of at least two-thirds of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

Recommendation of the Double Eagle Board of Directors

THE DOUBLE EAGLE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DOUBLE EAGLE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSALS.

The existence of financial and personal interests of Double Eagle’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of Double Eagle and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Double Eagle’s Directors and Officers in the Business Combination” for a further discussion.

THE STOCK ISSUANCE PROPOSAL

Overview

Assuming the business combination proposal, the domestication proposal and each of the organizational documents proposals are approved, our shareholders are also being asked to approve, by ordinary resolution, the stock issuance proposal.

Double Eagle’s units, Class A ordinary shares and public warrants are listed on Nasdaq and, as such, we are seeking shareholder approval for the (x) the issuance of shares of WSC Class A common stock (i) to the TDR Investor in the Private Placement, (ii) to the TDR Investor following the closing of the business combination, pursuant to the terms of the Equity Commitment Letter and (iii) to the Sellers pursuant to the terms of the Exchange Agreement and (y) the issuance of shares of WSC Class B common stock to the Sellers pursuant to the terms of the Stock Purchase Agreement, in order to comply with the applicable listing rules of Nasdaq.

The number of shares of WSC common stock that may be issued in connection with the stock issuance proposal is expected to be between approximately 59.0 and 62.0 million shares. The actual number of shares of WSC common stock to be issued will depend on (i) the number of public shares that are validly redeemed in connection with the business combination proposal and (ii) the amount of transaction expenses incurred.

The actual number of shares of WSC Class A common stock to be issued to the TDR Investor in the Private Placement will be determined at Closing and will depend on the number of public shares that are validly redeemed in connection with the business combination proposal. Pursuant to the terms of the Equity Commitment Letter, the TDR Investor has committed to purchase, or cause the purchase of the Closing Date Commitment, which aggregate equity investment shall not exceed $500 million. In addition, following the Closing, if required by WSC in connection with certain qualifying acquisitions, on the terms and subject to the conditions set forth in the Equity Commitment Letter, the TDR Investor has committed to purchase, or cause the purchase of, additional shares of WSC Class A common stock at a cash purchase price of $10.00 per share in an amount equal to the difference between $500 million and the amount of the Closing Date Commitment (the “Post-Closing Commitment”), which amount, together with the Closing Date Commitment, shall not exceed $500 million.

In addition, pursuant to the terms and conditions of the Stock Purchase Agreement, as a portion of the purchase price contemplated thereunder, the Sellers will receive, on a pro rata basis, the number of shares of common stock, par value $0.0001 per share, of the Holdco Acquiror, equal to ten percent (10%) of the issued and outstanding capital stock of the Holdco Acquiror on a fully diluted basis as of the closing of the business combination. Simultaneous with the issuance of the Stock Consideration to the Sellers, the Sellers, WSC and the Holdco Acquiror will enter into an Exchange Agreement, pursuant to which, at any time within five years after the Closing Date, the Sellers, or a TDR Permitted Transferee(s) (as defined below), as the case may be, will have the right, but not the obligation, to exchange all, but not less than all, of their Holdco Shares into newly issued shares of WSC Class A common stock in a private placement transaction. The aggregate Holdco Shares will be converted into that number of shares of WSC Class A common stock as determined by an exchange ratio to be agreed to, taking into account the average trading price of the WSC Class A common stock over a 20 day trading period on Nasdaq, or the applicable national securities exchange, and the aggregate ownership percentage of the Sellers of the issued and outstanding Holdco Shares at the time of the exchange, as adjusted to take into account any election by the Sellers, or a TDR Permitted Transferee(s), as the case may be, to exercise the preemptive rights granted to the Sellers as provided for in the Holdco Acquiror Shareholders Agreement and the dilutive effect of (i) the release from escrow of any shares of WSC Class A common stock, warrants of WSC held by the Founders and restricted under the Earnout Agreement and any shares of WSC Class A common stock issued upon exercise of such warrants and (ii) any issued and outstanding public warrants or shares of WSC Class A common stock issued upon exercise of such existing public warrants, in each case, at the time of the time of the exchange. Upon such exchange, WSC will automatically redeem for no consideration all of the shares of WSC Class B common stock held by the Sellers.

Reasons for the Approval of the Stock Issuance Proposal

We are seeking shareholder approval in order to comply with Nasdaq Listing Rules 5635(a), (b) and (d).

Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Collectively, WSC may issue 20% or more of our outstanding common stock or 20% or more of the voting power, in each case outstanding before the issuance, pursuant to the issuance of common stock in connection with the Private Placement. Under Nasdaq Listing Rule 5635(b), shareholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Effect of the Proposal on Current Shareholders

If the Stock Issuance Proposal is approved and the business combination is consummated, the TDR Investor has committed to purchase, or cause the purchase of the Closing Date Commitment, which aggregate equity investment shall not exceed $500 million. In addition, on the terms and subject to the conditions set forth in the Equity Commitment Letter, in connection with certain future acquisitions, the TDR Investor has committed to purchase, or cause the purchase of the Post-Closing Commitment, which amount, together with the Closing Date Commitment, shall not exceed $500 million. The obligations of the TDR Investor under the Equity Commitment Letter will expire automatically and immediately upon the earliest to occur of (a) the 12-month anniversary of the Closing (unless extended at the discretion of the TDR Investor), (b) the termination of the Stock Purchase Agreement in accordance with its terms and (c) the funding by the TDR Investor of the Closing Date Commitment and the Post-Closing Commitment. The completion of the Private Placement is subject to the completion of the business combination.

In the event that this proposal is not approved by Double Eagle shareholders, the business combination may not be consummated. In the event that this proposal is approved by Double Eagle shareholders, but the Stock Purchase Agreement is terminated (without the business combination being consummated) prior to the issuance of shares of common stock pursuant to the Stock Purchase Agreement, WSC will not issue the shares of common stock.

Vote Required for Approval

The approval of the stock issuance proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

The stock issuance proposal is conditioned on the approval of the organizational documents proposals, and, therefore, also conditioned on approval of the domestication proposal and the business combination proposal. Therefore, if the business combination proposal, the domestication proposal and the organizational documents proposals are not approved, the stock issuance proposal will have no effect, even if approved by our public shareholders.

Recommendation of the Double Eagle Board of Directors

THE DOUBLE EAGLE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DOUBLE EAGLE SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of Double Eagle’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of Double Eagle and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Double Eagle’s Directors and Officers in the Business Combination” for a further discussion.

THE INCENTIVE AWARD PLAN PROPOSAL

Overview

Prior to the consummation of the business combination, we expect that our board of directors will approve and adopt, subject to shareholder approval, the Williams Scotsman Corporation 2017 Incentive Award Plan (the “Plan”), under which we would be authorized to grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. A copy of the Plan is attached to this proxy statement/prospectus as Annex E. Our board of directors is still in the process of developing, approving and implementing the Plan and, accordingly, there can be no assurance that the Plan will be implemented or will contain the terms described below.

Purpose of the Plan

The purpose of the Plan is to assist us in attracting, motivating and retaining selected individuals who will serve as our employees, directors and consultants, whose judgment, interest and special effort is critical to the successful conduct of our operation. We believe that the equity-based awards to be issued under the Plan will motivate recipients to offer their maximum effort to us and help focus them on the creation of long-term value consistent with the interests of our shareholders. We believe that grants of incentive awards are necessary to enable us to attract and retain top talent; if the Plan is not approved, we believe our recruitment and retention capabilities will be adversely affected.

Section 162(m)

We are also asking our shareholders to approve the Plan to satisfy the shareholder approval requirements of Section 162(m) of the Code (“Section 162(m)”) and to approve the material terms of the performance goals for awards that may be granted under the Plan as required under Section 162(m).

In general, Section 162(m) places a limit on the deductibility for federal income tax purposes of the compensation paid to our chief executive officer or any of our three other most highly compensated executive officers (other than our chief financial officer). Under Section 162(m), compensation paid to such persons in excess of $1 million in a taxable year generally is not deductible. However, compensation that qualifies as “performance-based” under Section 162(m) does not count against the $1 million deduction limitation. One of the requirements of “performance-based” compensation for purposes of Section 162(m) is that the material terms of the plan under which compensation may be paid be disclosed to and approved by our public shareholders. For purposes of Section 162(m), the material terms include (i) the employees eligible to receive compensation, (ii) a description of the business criteria on which the performance goals may be based and (iii) the maximum amount of compensation that can be paid to an employee under the performance goals. Each of these aspects of the Plan is discussed below, and shareholder approval of this proposal will be deemed to constitute approval of the material terms of the Plan for purposes of the shareholder approval requirements of Section 162(m).

Shareholder approval of the material terms of the performance goals of the Plan is only one of several requirements under Section 162(m) that must be satisfied for amounts realized under the Plan to qualify for the “performance-based” compensation exemption under Section 162(m), and submission for shareholder approval of the material terms of the performance goals of the Plan should not be viewed as a guarantee that we will be able to deduct all compensation under the Plan. Nothing in this proposal precludes us or the administrator of the Plan from making any payment or granting awards that do not qualify for tax deductibility under Section 162(m).

Reasons for the Approval of the Incentive Award Plan Proposal

Shareholder approval of the Plan is necessary in order for us to (1) meet the shareholder approval requirements of Nasdaq, (2) take tax deductions for certain compensation resulting from awards granted thereunder intended to qualify as performance-based compensation under Section 162(m), and (3) grant incentive stock options (“ISOs”) thereunder.

Specifically, approval of the Plan will constitute approval of the material terms of the Plan pursuant to the shareholder approval requirements of Section 162(m), as discussed above, which will enable (but not require) us to grant awards intended to qualify as performance-based compensation within the meaning of

Section 162(m) and will preserve the deductibility of these awards for federal income tax purposes. In addition, approval of the Plan will constitute approval pursuant to the shareholder approval requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) relating to ISOs.

If shareholders do not approve this proposal, the Plan will not become effective and we will not be able to grant performance-vesting and other equity awards under the Plan, whether or not such awards are subject to Section 162(m)’s compensation deduction limit.

Material Terms of the Plan

The material terms of the Plan, as currently contemplated by our board of directors, are summarized below. As noted above, our board of directors is still in the process of developing, approving and implementing the Plan and, accordingly, there can be no assurance that the Plan will be implemented or will contain the terms described below. Accordingly, this summary is subject to change. A copy of the Plan is attached to this proxy statement/prospectus as Annex E.

Administration.  The compensation committee of our board of directors (the “Committee”) will administer the Plan. The Committee will generally have the authority to designate participants, determine the type or types of awards to be granted to a participant, determine the terms and conditions of any agreements evidencing any awards granted under the Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Plan. The Committee will have full discretion to administer and interpret the Plan and to make any other determination and take any other action that it deems necessary or desirable for the administration of the Plan.

Eligibility.  Employees, directors, officers, advisors or consultants and prospective employees, directors, officers, advisors or consultants of WSC or its affiliates are eligible to participate in the Plan.

Number of Shares Authorized.  The Plan provides for an aggregate of 4,000,000 shares of WSC Class A common stock to be delivered. No more than 1,500,000 shares of WSC Class A common stock may be granted under the Plan to any participant during any single year with respect to stock options and stock appreciation rights (“SARs”), no more than 1,500,000 shares of WSC Class A common stock may be granted under the Plan to any participant during any single year with respect to performance compensation awards that are restricted stock, restricted stock units or stock bonus awards. The maximum aggregate grant-date fair value of awards granted and cash fees paid to any non-employee director pursuant to the Plan during any fiscal year may not exceed a total value of $600,000, provided that the Board may make exceptions to this limit for a non-executive Chair of the Board. Performance compensation awards denominated in cash that are made to “covered employees” as defined in Section 162(m), may not exceed $5,000,000 in any single year. Shares of WSC Class A common stock underlying awards under the Plan that are forfeited, cancelled, expire unexercised or are settled in cash will be available again for new awards under the Plan. If there is any change in our corporate capitalization, the Committee in its sole discretion may make substitutions or adjustments to the number of shares of WSC Class A common stock reserved for issuance under the Plan, the number of shares of WSC Class A common stock covered by awards then outstanding under the Plan, the limitations on awards under the Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

The Plan will have a term of ten years from the date it is approved by shareholders and no further awards may be granted under the Plan after that date.

Awards Available for Grant.  The Committee may grant awards of nonqualified stock options, ISOs, SARs, restricted stock awards, restricted stock units, stock bonus awards, performance compensation awards (including cash bonus awards) or any combination of the foregoing.

Options.  The Committee will be authorized to grant options to purchase shares of WSC Class A common stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code, for ISOs, or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Committee and specified in the applicable award agreement. In general, the exercise price per shares of WSC Class A common stock for each option granted under the Plan will not be less than the fair market value of a such share at the time of grant. The maximum term of an option granted under the Plan will be ten years from the date of grant (or five years in the case of ISOs granted to a 10% shareholder). However, if the option (including any options granted under the Plan prior to the present amendment and restatement that are currently outstanding) would expire at a time when the exercise of the option by means of a cashless exercise or net exercise method (to the extent such method is otherwise then permitted by the Committee for purposes of payment of the exercise price and/or applicable withholding taxes) would violate applicable securities laws or any securities trading policy adopted by us, the expiration date applicable to the option will be automatically extended to a date that is thirty (30) calendar days following the date such cashless exercise or net exercise would no longer violate applicable securities laws or applicable securities trading policy (so long as such extension does not violate Section 409A of the Code), but not later than the expiration of the original exercise period. Unless otherwise provided in an award agreement, options granted under the Plan will vest on the fourth anniversary of the grant date. Payment in respect of the exercise of an option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise) that have been held by the participant for any period deemed necessary by our accountants to avoid an additional compensation charge or have been purchased on the open market, or the Committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism, a net exercise method, or by such other method as the Committee may determine to be appropriate.

Stock Appreciation Rights.  The Committee will be authorized to award SARs under the Plan. SARs will be subject to the terms and conditions established by the Committee. An SAR is a contractual right that allows a participant to receive, either in the form of cash, shares of WSC Class A common stock or any combination of cash and shares of WSC Class A common stock, the appreciation, if any, in the value of a common share over a certain period of time. An option granted under the Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs. SARs shall be subject to terms established by the Committee and reflected in the award agreement. Unless otherwise provided in an award agreement, SARs granted pursuant to the Plan will vest and become exercisable on the fourth anniversary of the grant date.

Restricted Stock.  The Committee will be authorized to award restricted stock under the Plan. Unless otherwise provided by the Committee and specified in an award agreement, restrictions on restricted stock will lapse after four years of service with us. The Committee will determine the terms of such restricted stock awards, including any dividend or voting rights. Restricted stock is shares of WSC Class A common stock that generally are non-transferable and subject to other restrictions determined by the Committee for a specified period. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the restricted period, then any unvested restricted stock is forfeited. Dividends, if any, that may have been withheld by the Committee shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in shares of WSC Class A common stock having a fair market value equal to the amount of such dividends, upon the release of any applicable restrictions, if the applicable share is forfeited, the participant shall have no right to such dividends (except as otherwise provided in the applicable award agreement).

Restricted Stock Unit Awards.  The Committee will be authorized to award restricted stock unit awards. Unless otherwise provided by the Committee and specified in an award agreement, restricted stock units will vest after four years of service with us. The Committee will determine the terms of such restricted stock units, including any dividend rights. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. At the election of the Committee, the participant will receive a number of shares of WSC Class A common stock equal to the number of units earned or an amount in cash equal to the fair market value of that number of shares of WSC Class A common stock at the expiration of the period over which the units are to be earned or at a later date selected by the Committee. Dividends, if any, that may have been withheld by the Committee shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in shares of WSC Class A common stock having a fair market value equal to the amount of such dividends, upon the release of any applicable restrictions, if the applicable share is forfeited, the participant shall have no right to such dividends (except as otherwise provided in the applicable award agreement).

Stock Bonus Awards.  The Committee will be authorized to grant awards of unrestricted shares of WSC Class A common stock or other awards denominated in shares of WSC Class A common stock, either alone or in tandem with other awards, under such terms and conditions as the Committee may determine.

Performance Compensation Awards.  The Committee will be authorized to grant any award, including in the form of cash, under the Plan in the form of a performance compensation award by conditioning the vesting of the award on the satisfaction of certain performance goals, measured on an absolute or relative basis. The committee may establish these performance goals with reference to one or more of the following:

•	Net earnings or net income (before or after taxes);
•	basic or diluted earnings per share (before or after taxes);
•	net revenue or revenue growth;
•	gross profit or gross profit growth;
•	operating profit (before or after taxes);
•	return measures (including, but not limited to, return on assets, capital, invested capital, equity or sales);
•	cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital);
•	financing and other capital raising transactions (including, but not limited to, sales of the Company’s equity or debt securities;
•	earnings before or after taxes, interest, depreciation, and/or amortization;
•	gross or operating margins;
•	productivity ratios;
•	share price (including, but not limited to, growth measures and total shareholder return);
•	expense targets;
•	margins;
•	productivity and operating efficiencies;
•	objective measures of customer satisfaction;
•	customer growth;
•	working capital targets;
•	measures of economic value added;
•	inventory control;
•	enterprise value;
•	sales;
•	debt levels and net debt;
•	combined ratio;
•	timely launch of new facilities;
•	client retention;

•	employee retention;
•	timely completion of new product rollouts;
•	cost targets;
•	reductions and savings;
•	productivity and efficiencies;
•	strategic partnerships or transactions;
•	objective measures of personal targets, goals or completion of projects; or
•	any combination of the foregoing.

To the extent required under Section 162(m), the Committee shall, within the first 90 days of a performance period (or, if longer or shorter, within the maximum period allowed under Section 162(m)), define in an objective fashion the manner of calculating the performance goals it selects to use for such performance period. In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing performance goals without obtaining shareholder approval of such alterations, the Committee shall have sole discretion to make such alterations without obtaining shareholder approval. Additionally, the Committee is authorized, to the extent the exercise of such authority at such time would not cause the performance compensation award to fail to qualify as performance-based compensation under Section 162(m), to adjust or modify the calculation of a performance goal for such performance period based on certain pre-determined objective criteria.

Transferability.  Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. The Committee, however, may permit awards (other than ISOs) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability company whose partners or stockholders are the participant and his or her family members or anyone else approved by it.

Amendment and Termination.  In general, our Board may amend, suspend or terminate the Plan at any time. However, shareholder approval to amend the Plan may be necessary if the law or the Plan so requires (e.g., repricing, performance goals, approval is necessary to comply with any tax or regulatory requirement, etc.). No amendment, suspension or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient.

Change in Control.  Except as otherwise provided in an award agreement or the Plan, if a participant experiences a “Qualifying Termination” (as defined in the Plan), in the event of a “Change in Control” (as defined in the Plan), the Committee may provide that all outstanding options and equity awards (other than performance compensation awards) issued under the Plan will become fully vested and performance compensation awards will vest based on the level of attainment of the specified performance goals. The Committee may, in its discretion, cancel outstanding awards and pay the value of such awards to the participants in connection with a Change in Control.

Material U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Other kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

Non-Qualified Stock Options.  If an optionee is granted a non-qualified stock option under the Plan, the optionee should not have taxable income on the grant of the option. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The optionee’s basis in the common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our Class A common stock on the date the optionee exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

Incentive Stock Options.  A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of our Class A common stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. We are not entitled to a tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

Stock Appreciation Rights.  Generally, a participant will recognize ordinary income upon the receipt of payment pursuant to SARs in an amount equal to the aggregate amount of cash and the fair market value of any shares of common stock received. We or our subsidiaries or affiliates generally will be entitled to a corresponding tax deduction equal to the amount includible in the participant’s income.

Restricted Stock.  A participant should not have taxable income on the grant of unvested restricted stock, nor will we or our subsidiaries or affiliates then be entitled to any deduction, unless the participant makes a valid election under Section 83(b) of the Code. However, when restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the participant generally will recognize ordinary income, and we or our subsidiaries or affiliates will be entitled to a corresponding deduction in an amount equal to the difference between the fair market value of the shares at the date such restrictions lapse over the purchase price, if any, paid for the restricted stock. Stock bonus awards are taxed in a similar manner as when a restricted stock award is no longer subject to a substantial risk of forfeiture.

If the participant makes a valid election under Section 83(b) of the Code with respect to restricted stock, the participant generally will recognize ordinary income at the date of issuance of the restricted stock in an amount equal to the difference, if any, between the fair market value of the shares at that date over the purchase price, if any, for the restricted stock, and we or our subsidiaries or affiliates will be entitled to a deduction for the same amount.

Restricted Stock Units.  A participant will not recognize taxable income at the time of the grant of the restricted stock units, and neither we nor our subsidiaries or affiliates will be entitled to a deduction at that time. When a restricted stock unit is paid, whether in cash or common stock, the participant will have ordinary income equal to the fair market value of the shares delivered or the cash paid, and we or our subsidiaries or affiliates will be entitled to a corresponding deduction.

Cash-Based Awards.  A participant generally will not recognize taxable income at the time of the grant of a cash-based award, and neither we nor our subsidiaries or affiliates will be entitled to a deduction at that time. When any such cash-based award is paid, whether in cash or common stock, the participant will have ordinary income equal to the cash paid, and we or our subsidiaries or affiliates will be entitled to a corresponding deduction.

Section 162(m) of the Code

Section 162(m) denies a deduction to any publicly-held corporation for compensation paid to “covered employees” in a taxable year to the extent that compensation paid to such covered employee exceeds

$1,000,000. It is possible that compensation attributable to awards under the Plan, when combined with all other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year.

The Section 162(m) deduction limitation does not apply to qualified performance-based compensation. In order to qualify for the exemption for qualified performance-based compensation, Section 162(m) requires, among other things, that: (i) the compensation be paid solely upon account of the attainment of one or more pre-established objective performance goals, (ii) the performance goals must be established by a committee comprised of two or more “outside directors,” (iii) the material terms of the performance goals under which the compensation is to be paid must be disclosed to and approved by the shareholders and (iv) the compensation committee of “outside directors” must certify that the performance goals have indeed been met prior to payment.

Section 162(m) contains a special rule for stock options and SARs which provides that stock options and SARs will satisfy the qualified performance-based compensation exemption if (i) the awards are made by a committee comprised of “outside directors,” (ii) the plan sets the maximum number of shares that can be granted to any person within a specified period, and (iii) the compensation is based solely on an increase in the stock price after the grant date.

The Plan has been designed to permit the plan administrator to grant stock options, SARs and other awards, which will qualify as qualified performance-based compensation. The Committee may also grant awards that do not qualify as “qualified performance-based compensation” under Section 162(m).

If the Plan is approved by our shareholders, the Committee may, but is not obligated to, grant awards under the Plan that are intended to constitute qualified performance-based compensation under Section 162(m).

Section 409A of the Code.

Certain types of awards under the Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest penalties and additional state taxes). To the extent applicable, the Plan and awards granted under the Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary and appropriate by the plan administrator, the Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

New Plan Benefits

Grants of awards under the Plan are subject to the discretion of the plan administrator. Therefore, it is not possible to determine the future benefits that will be received by these participants under the Plan.

Recommendation

Our board of directors believes that the Plan will provide us with the continued ability to link participants’ pay to shareholder returns, is a critical compensation component in our ability to attract, retain and motivate employees by aligning their interests with the interests of our shareholders.

THE DOUBLE EAGLE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT DOUBLE EAGLE SHAREHOLDERS VOTE “FOR” APPROVAL OF THE INCENTIVE AWARD PLAN PROPOSAL.

THE ADJOURNMENT PROPOSAL

The adjournment proposal allows Double Eagle’s board of directors to submit a proposal to approve, by ordinary resolution, the adjournment of the general meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the general meeting to approve the condition precedent proposals or we determine that if one or more of the closing conditions under the Stock Purchase Agreement has not been satisfied. See “The Business Combination Proposal — Interests of Double Eagle’s Directors and Officers in the Business Combination.”

Consequences if the Adjournment Proposal is Not Approved

If the adjournment proposal is presented to the general meeting and is not approved by the shareholders, Double Eagle’s board of directors may not be able to adjourn the general meeting to a later date in the event that based on the tabulated votes, there are not sufficient votes at the time of the general meeting to approve the condition precedent proposals or if one or more of the closing conditions under the Stock Purchase Agreement has not been satisfied. In such events, the business combination would not be completed.

Vote Required for Approval

The approval of the adjournment proposal requires an ordinary resolution, being the affirmative vote of the holders of a majority of the ordinary shares who, being present and entitled to vote at the general meeting, vote at the general meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the general meeting.

The adjournment proposal is not conditioned upon any other proposal.

Recommendation of the Double Eagle Board of Directors

THE DOUBLE EAGLE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of Double Eagle’s directors may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of Double Eagle and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section entitled “The Business Combination Proposal — Interests of Double Eagle’s Directors and Officers in the Business Combination” for a further discussion.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X. The following unaudited pro forma condensed combined financial information presents the pro forma effects of the following transactions:

•	the reverse acquisition between Double Eagle and WSII;
•	the impact of removing certain businesses that provide workforce housing solutions in remote areas included in the historical WSII financial statements that will be retained by Algeco Group and certain pre-transaction structuring, including the settlement of certain intercompany debt; and
•	the debt financing and extinguishment of existing debt (“Refinancing”).

Double Eagle is a blank check company incorporated on June 26, 2015 as a Cayman Islands exempted company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Double Eagle has neither engaged in any operations nor generated any revenue to date. Based on its business activities, Double Eagle is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

The following describes the operating entities:

WSII

Founded more than 60 years ago, Williams Scotsman is a specialty rental services market leader providing modular space and portable storage solutions to diverse end markets across North America. Operating through its branch network of over 90 locations in the United States, Canada and Mexico its 1,300 employees provide high quality, cost effective modular space and portable storage solutions to a diversified client base of approximately 25,000 customers. Williams Scotsman’s products include single mobile and sales office units, multi-unit office complexes, classrooms, ground-level and stackable steel-frame office units, other specialty units, and shipping containers for portable storage solutions. These products are delivered “Ready To Work” with its growing offering of value-added products and services (“VAPS”), such as the rental of steps, ramps, furniture packages, damage waivers, and other amenities. These turnkey solutions offer customers flexible, low-cost, and timely solutions to meet their space needs on an outsourced basis, whether short, medium or long-term. Williams Scotsman’s current modular space and portable storage lease fleet consists of over 34 million square feet of relocatable space, comprised of approximately 76,000 units. In addition to leasing, Williams Scotsman offers both new and used units for sale and provides delivery, installation and other ancillary products and services.

Prior to the completion of the proposed business combination, Algeco/Scotsman Holding S.á r.l., an affiliate of the Sellers (“A/S Holdings”), expects to effect the Carve-Out Transaction in which it will transfer certain assets related to WSII’s historical remote accommodations business from WSII to other entities owned by A/S Holdings. To give effect to the impact of the Carve-Out Transaction and to differentiate the historical entity prior to the Carve-Out Transaction from the entity that will participate in the business combination transaction, references to “WSII” herein refer to the entity and its consolidated subsidiaries prior to the Carve-Out Transaction, as represented by the historical financial statements and the notes thereto included elsewhere in this proxy statement/prospectus. The remote accommodations business represents approximately 17.9% of the net rental fleet balance for WSII as of June 30, 2017 and approximately 21.9% of total WSII revenues for the six months ended June 30, 2017.

TDR

Founded in 2002, TDR Capital LLP (“TDR Capital”) is a leading UK based private equity firm which manages funds with over €8 billion of committed capital. TDR Capital is an English Limited Liability Partnership authorized by the UK Financial Conduct Authority with registered number 216708 and acts as the manager of the TDR Investor. TDR Capital controls all of the TDR Investor’s voting rights in respect of its investments and no one else has equivalent control over the investments. Through certain of its directly and indirectly managed funds, TDR Capital manages investment funds which hold a majority interest in the Algeco Group which will hold a minority interest in WSC following the business combination.

The business combination will be accounted for as a reverse acquisition for which WSII has been determined to be the accounting acquirer based on the following factors:

•	WSII senior management will comprise the senior management of the combined company;
•	TDR Capital has the right to designate four out of the seven initial members of the board of directors of the combined company immediately after giving effect to the transactions.
•	The current shareholders of WSII have the largest minority ownership in both no redemption and maximum redemption scenarios;
•	WSII will comprise the ongoing operations of the combined company and is the larger of the two entities; and
•	Headquarters will be moved to WSII.

Other factors that were considered are that Double Eagle will pay a purchase price consisting of a combination of cash and equity consideration and its shareholders may have the largest voting rights. However, based on the aforementioned factors of management, board control, largest minority shareholder and size it was determined that the power to control WSII has not changed.

Since WSII is determined to be the accounting acquirer in the reverse acquisition with Double Eagle, the accounting for the acquisition will be similar to that of a capital infusion as the only pre-combination asset of Double Eagle is cash held in the Trust Account. The assets and liabilities of Double Eagle will be carried at historical cost and WSII will not record any step-up in basis or any intangible assets or goodwill as a result of the business combination with Double Eagle. Operations prior to the Transaction will be those of WSII.

Under the Stock Purchase Agreement, the Holdco Acquiror has agreed to purchase from the Sellers all of the issued and outstanding shares of WSII common stock. The total amount payable by the Holdco Acquiror under the Stock Purchase Agreement is $1.1 billion, consisting of (i) $370.2 million in cash that will be paid to the Sellers at closing and (ii) $651.3 million in cash that will be paid to the lenders of WSII’s current credit facility to repay certain amount outstanding thereunder. The purchase price will be financed using (i) funds available to us from the trust account, after giving effect to (a) all redemptions of public shares by our public shareholders, if any, and (b) taxes payable, plus (ii) the proceeds from the private placement of up to 47.6 million shares of our Class A common stock to an affiliate of TDR Capital at a price of $9.60 per share, depending on the number of public shares that are redeemed by our public shareholders, if any, plus (iii) the proceeds from the private placement of up to 10 million additional shares of our Class A common stock to an affiliate of TDR Capital at a price of $10.00 per share, plus (iv) proceeds of at least $490.0 million from a debt financing to be entered into pursuant to a debt commitment letter among the Holdco Acquiror and the Commitment Parties. In addition, $78.5 million of the purchase price consideration will be paid in the form of the Holdco Shares (rollover equity) to be issued to the Sellers (which are affiliates of TDR). The Holdco Shares represent a 10% equity interest in the Holdco Acquiror and will be exchangeable for WSC Class A common stock in accordance with the Exchange Agreement. WSC will also issue to the Sellers one share of WSC Class B common stock, which are non-economic voting shares of WSC, for each Holdco Share issued, such that the voting interest represented by the WSC Class B common stock will be commensurate with the equity interest in WSC represented by the Holdco Shares on an as-exchanged basis. In addition, TDR has committed (i) to purchase up to 10 million shares of WSC Class A common stock at Closing, which amount of additional shares shall be dependent upon the aggregate dollar amount of redemptions at Closing and (ii) for a period of 12 months following the closing, in connection with certain future acquistions to purchase additional shares of our Class A common stock at a price of $10.00 per share, up to an aggregate investment amount that, when combined with TDR’s aggregate investment at closing, will not exceed $500 million.

In connection with the Extension Meeting on September 15, 2017, the holders of 295,671 public shares elected to redeem their shares for $10.05 per share, equating to aggregate redemptions of approximately $2.97 million, which was paid from the Double Eagle trust account. As set forth in the Existing Organizational Documents of Double Eagle, the holders of public shares that did not elect to redeem their public shares on September 15, 2017, will have a subsequent opportunity to elect to redeem their public shares in connection with the shareholder vote to approve the business combination with Williams Scotsman, as described elsewhere in this proxy statement/prospectus.

Double Eagle has no specified maximum redemption threshold; however, the consummation of the business combination is conditioned upon, among other things, availability of at least $250 million of cash in the Company’s trust account, after giving effect to redemptions of public shares, if any, and the Company having at least $125 million of cash on a pro forma basis after giving effect to the consummation of the business combination. Unless waived, if any of these conditions are not satisfied, the business combination may not be consummated. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001.

In connection with the closing of the business combination, any redemptions by Double Eagle shareholders will be backstopped by the TDR Investor up to $250 million. This results in the following no redemption and maximum redemption scenarios:

Consideration (in thousands):

Amounts
Cash paid to retire outstanding WSII debt	$651,265
Cash paid to Algeco Group	$370,235
Rollover equity	$78,500
Total Consideration	$1,100,000

	No Redemptions ($500 million in trust)	Maximum Redemptions ($250 million in trust)
Double Eagle public shares	50,000,000	24,859,395
Initial shares issued to the TDR Investor at $9.60 per share	21,510,417	47,552,083
Initial shares issued to TDR Investor at $10.00 per share	10,000,000	—
Director shares	75,000	75,000
Total Shares at Closing	81,585,417	72,486,478
Algeco Group shares (Non-controlling interest)(1)	7,850,000	7,850,000

(1)	The Sellers will receive a 10% equity interest in the Holdco Acquiror at closing which will be exchangeable for WSC Class A common stock at the exchange rate set forth in the Exchange Agreement.

In the minimum redemption scenario, there will be 81,585,417 shares of common stock outstanding upon completion of the business combination, compared to 72,486,478 shares in the maximum redemption scenario.

Unaudited Pro Forma Condensed Combined Balance Sheet
as of June 30, 2017
(in thousands)

	Historical as of June 30, 2017
	Double Eagle	WSII	Pro Forma Adjustments for WSII Carve-out	WSII As Adjusted for Carve-Out	Pro Forma Adjustments for Business Combination		Pro Forma Adjustments for Financing		Pro Forma As Adjusted (Assuming No Redemptions)	Pro Forma Adjustments for Maximum Redemptions		Pro Forma As Adjusted Maximum Redemption Scenario
			Note 1		Adjustment	Note	Adjustment	Note		Adjustment	Note
Assets
Cash and cash equivalents	$22	$5,992	$(2,944)	$3,048	$502,663	2	$(651,265)	10	$230,733	$(100,000)	4	$130,733
					(18,500)	3	470,000	11
					306,500	4	(11,500)	12
					(370,235)	5
Trade receivables, net	—	83,563	(13,512)	70,051	—		—		70,051	—		70,051
Inventories	—	8,741	(389)	8,352	—		—		8,352	—		8,352
Prepaid expenses and other current assets	22	51,245	(41,008)	10,237	—		—		10,259	—		10,259
Total current assets	44	149,541	(57,853)	91,688	420,428		(192,765)		319,395	(100,000)		219,395
Cash and investments held in Trust Account	502,663	—	—	—	(502,663)	2	—		—	—		—
Rental equipment, net	—	1,013,206	(181,815)	831,391	—		—		831,391	—		831,391
Other property, plant and equipment, net	—	87,538	(4,387)	83,151	—		—		83,151	—		83,151
Notes due from affiliates	—	332,793	(332,793)	—	—		—		—	—		—
Goodwill	—	58,884	—	58,884	—		—		58,884	—		58,884
Other intangible assets, net	—	151,423	(26,423)	125,000	—		—		125,000	—		125,000
Other non-current assets	—	5,684	(2,500)	3,184	—		—		3,184	—		3,184
Total Assets	$502,707	$1,799,069	$(605,771)	$1,193,298	$(82,235)		$(192,765)		$1,421,005	$(100,000)		$1,321,005
Liabilities
Accounts payable	$831	$57,406	$(3,116)	$54,290	$—		$—		$55,121	$—		$55,121
Advances from Sponsor	230	—	—	—	—		—		230	—		230
Accrued liabilities	—	45,453	(8,826)	36,627	—		(513)	12	36,114	—		36,114
Accrued interest	—	25,387	(23,895)	1,492	—		—		1,492	—		1,492
Deferred revenue and customer deposits	—	56,946	(20,237)	36,709	—		—		36,709	—		36,709
Current portion of long-term debt	—	16,122	(14,243)	1,879	—		—		1,879	—		1,879
Total current liabilities	1,061	201,314	(70,317)	130,997	—		(513)		131,545	—		131,545
Long-term debt	—	687,325	(10,331)	676,994	—		(640,639)	10	506,355	—		506,355
							470,000	11
Notes due to affiliates	—	755,141	(755,141)	—	—		—		—			—
Deferred tax liabilities	—	82,027	38,393	120,420	—		—		120,420	—		120,420
Deferred revenue and customer deposits	—	46,998	(46,998)	—	—		—		—	—		—
Deferred underwriting compensation	19,500	—	—	—	(19,500)	3	—		—	—		—

	Historical as of June 30, 2017
	Double Eagle	WSII	Pro Forma Adjustments for WSII Carve-out	WSII As Adjusted for Carve-Out	Pro Forma Adjustments for Business Combination		Pro Forma Adjustments for Financing		Pro Forma As Adjusted (Assuming No Redemptions)	Pro Forma Adjustments for Maximum Redemptions		Pro Forma As Adjusted Maximum Redemption Scenario
			Note 1		Adjustment	Note	Adjustment	Note		Adjustment	Note
Other non-current liabilities	—	13,425	(4,659)	8,766	—		—		8,766	—		8,766
Total liabilities	20,561	1,786,230	(849,053)	937,177	(19,500)		(171,152)		767,086	—		767,086
Class A Ordinary shares subject to possible redemption	477,146	—	—	—	(477,146)	6	—		—
Shareholders' equity
Preferred stock	—	—	—	—	—		—		—
Class A ordinary shares	—	—	—	—	—		—		—
Class B ordinary shares	1	—	—	—	(1)	7	—		—
Common stock	—	—	—	—	1	7	—		1			1
Additional paid-in capital	4,338	1,569,176	243,282	1,812,458	477,146	6	—		2,153,368			2,053,368
					661	8
					306,500	4				(100,000)	4
					(370,235)	5
					(78,500)	9
					1,000	3
Accumulated other comprehensive loss	—	(51,145)	—	(51,145)	—		—		(51,145)			(51,145)
Retained earnings/(accumulated deficit)	661	(1,505,192)	—	(1,505,192)	(661)	8	(10,987)	12	(1,526,805)			(1,526,805)
							(10,626)	10
Non controlling interest	—	—	—	—	78,500	9	—		78,500			78,500
Total shareholders' equity/accumulated deficit	5,000	12,839	243,282	256,121	414,411		(21,613)		653,919	(100,000)		553,919
Total liabilities and shareholders' equity/accumulated deficit	$502,707	$1,799,069	$(605,771)	$1,193,298	$(82,235)		$(192,765)		$1,421,005	$(100,000)		$1,321,005

Unaudited Pro Forma Condensed Statement of Operations for the
Period Ended June 30, 2017
(in thousands, except shares and per share data)

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2017	Pro Forma Adjustments for WSII Carve-Out		As Adjusted for WSII Carve-Out	Pro Forma Adjustments for Business Combination		Pro Forma Adjustments for Financing		Pro Forma As Adjusted (Assuming No Redemptions and Assuming Maximum Redemptions)*
	Double Eagle	WSII	Adjustment	Note		Adjustment	Note	Adjustment	Note
			Note A
Revenues
Leasing and services revenue:
Modular leasing	$—	$141,941	$295		$142,236	$—		$—		$142,236
Modular delivery and installation	—	41,953	—		41,953	—		—		41,953
Remote accommodations	—	58,565	(58,565)		—	—		—		—
Sales:
New units	—	14,882	—		14,882	—		—		14,882
Rental units	—	10,622	—		10,622	—		—		10,622
Total revenues	—	267,963	(58,270)		209,693	—		—		209,693
Costs
Cost of leasing and services:
Modular leasing	—	40,442	—		40,442	—		—		40,442
Modular delivery and installation	—	40,472	—		40,472	—		—		40,472
Remote accommodations	—	24,738	(24,738)		—	—		—		—
Cost of sales:
New units	—	10,486	12		10,498	—		—		10,498
Rental units	—	6,283	—		6,283	—		—		6,283
Depreciation of rental equipment	—	46,736	(12,542)		34,194	—		—		34,194
Gross profit	—	98,806	(21,002)		77,804	—		—		77,804
Expenses
Selling, general and administrative expenses	1,203	70,944	(6,531)		64,413	(513)	C	—		65,103
Other depreciation and amortization	—	6,339	(2,508)		3,831	—		—		3,831
Restructuring costs	—	1,738	(770)		968	—		—		968
Currency (gains) losses, net	—	(8,549)	6,890		(1,659)	—		—		(1,659)
Other expense, net	—	601	(645)		(44)	—		—		(44)
Operating (loss) profit	(1,203)	27,733	(17,438)		10,295	513		—		9,605
Interest expense	—	55,988	(39,565)		16,423	—		(14,470)	E	23,412
								21,459	F
Interest income	(1,322)	(6,093)	6,093		—	—		—		(1,322)
Income (loss) before income tax	119	(22,162)	16,034		(6,128)	513		(6,989)		(12,485)
Income tax (benefit) expense	—	(6,087)	6,093	B	6	195	D	(2,656)	G	(2,455)
Net income (loss)	$119	$(16,075)	$9,941		$(6,134)	$318		$(4,333)		$(10,030)
Weighted average shares outstanding
Basic	14,787,471									81,585,417
Diluted	62,500,000									81,585,417
Earnings per share
Basic	$0.01									$(0.11)
Diluted	$0.00									$(0.11)

*	Represents both no redemptions and maximum redemption scenarios except with respect to total shares as further described below under “Pro Forma Weighted Average Shares Outstanding (Basic and Diluted)”.

Unaudited Pro Forma Condensed Statement of Operations for the
Year Ended December 31, 2016
(in thousands, except shares and per share data)

	Fiscal Year Ended December 31, 2016	Fiscal Year Ended December 31, 2016	Pro Forma Adjustments for WSII Carve-Out		As Adjusted for WSII Carve-Out	Pro Forma Adjustments for Financing		Pro Forma As Adjusted (Assuming No Redemption and Assuming Maximum Redemptions)*
	Double Eagle	WSII	Adjustment	Note		Adjustment	Note
			Note A
Revenues
Leasing and services revenue:
Modular leasing	$—	$283,550	$593		$284,143	$—		$284,143
Modular delivery and installation	—	81,892	153		82,045	—		82,045
Remote accommodations	—	149,467	(149,467)		—	—		—
Sales:
New units	—	39,228	—		39,228	—		39,228
Rental units	—	21,942	142		22,084	—		22,084
Total revenues	—	576,079	(148,579)		427,500	—		427,500
Costs
Cost of leasing and services:
Modular leasing	—	75,516	—		75,516	—		75,516
Modular delivery and installation	—	75,359	—		75,359	—		75,359
Remote accommodations	—	51,145	(51,145)		—	—		—
Cost of sales:
New units	—	27,669	3		27,672	—		27,672
Rental units	—	10,894	—		10,894	—		10,894
Depreciation of rental equipment	—	105,281	(36,300)		68,981	—		68,981
Gross profit	—	230,215	(61,137)		169,078	—		169,078
Expenses
Selling, general and administrative expenses	689	152,976	(13,883)		139,093	—		139,782
Other depreciation and amortization	—	14,048	(5,029)		9,019	—		9,019
Impairment losses on goodwill	—	5,532	—		5,532	—		5,532
Restructuring costs	—	2,810	—		2,810	—		2,810
Currency losses, net	—	13,098	(11,276)		1,822	—		1,822
Change in fair value of contingent consideration	—	(4,581)	4,581		—	—		—
Other expense, net	—	1,437	(1,047)		390	—		390
Operating (loss) profit	(689)	44,895	(34,483)		10,412	—		9,723
Interest expense	—	97,017	(72,228)		24,789	(23,840)	E	43,718
						42,769	F
Interest income	(1,251)	(10,228)	10,228		—	—		(1,251)
Income (loss) before income tax	562	(41,894)	27,517		(14,377)	(18,929)		(32,744)
Income tax (benefit) expense	—	(10,958)	10,456	B	(502)	(7,193)	G	(7,695)
Net Income (loss)	$562	$(30,936)	$17,061		$(13,875)	$(11,736)		$(25,049)
Weighted average shares outstanding
Basic	14,845,029							81,585,417
Diluted	62,500,000							81,585,417
Earnings per share
Basic	$0.05							$(0.28)
Diluted	$0.01							$(0.28)

*	Represents both no redemptions and maximum redemption scenarios except with respect to total shares as further described below under “Pro Forma Weighted Average Shares Outstanding (Basic and Diluted)”.

Unaudited Pro Forma Condensed Statement of Operations for the
Year Ended December 31, 2015
(in thousands)

	Fiscal Year Ended December 31, 2015	Discontinued Operations Pro Forma Adjustments for WSII
	WSII	Adjustment	Pro Forma WSII
	Note H
Revenues
Leasing and services revenue:
Modular leasing	$300,212	$701	$300,913
Modular delivery and installation	83,103		83,103
Remote accommodations	181,692	(181,692)	—
Sales:
New units	54,359		54,359
Rental units	15,661		15,661
Total revenues	635,027	(180,991)	454,036
Costs
Cost of leasing and services:
Modular leasing	80,081		80,081
Modular delivery and installation	77,960		77,960
Remote accommodations	73,106	(73,106)	—
Cost of sales:
New units	43,626	59	43,685
Rental units	10,255		10,255
Depreciation of rental equipment	108,024	(29,551)	78,473
Gross profit	241,975	(78,393)	163,582
Expenses
Selling, general and administrative expenses	152,452	(13,375)	139,077
Other depreciation and amortization	28,868	(6,193)	22,675
Impairment losses on goodwill	115,940	(115,940)	—
Impairment losses on intangibles	2,900	(2,900)	—
Restructuring costs	9,185	—	9,185
Currency losses, net	12,122	(814)	11,308
Change in fair value of contingent consideration	(50,500)	50,500	—
Other expense, net	1,160	29	1,189
Operating (loss) profit	(30,152)	10,300	(19,852)
Interest expense	92,817	(789)	92,028
Interest income	(9,778)	—	(9,778)
Income (loss) before income tax	(113,191)	11,089	(102,102)
Income tax (benefit) expense	(41,604)	4,214	(37,390)
Net income (loss)	$(71,587)	$6,875	$(64,712)

Unaudited Pro Forma Condensed Statement of Operations for the
Year Ended December 31, 2014
(in thousands)

	Fiscal Year Ended December 31, 2014	Discontinued Operations Pro Forma Adjustments for WSII
	WSII	Adjustment	Pro Forma WSII
	Note H
Revenues
Leasing and services revenue:
Modular leasing	$308,888	$449	$309,337
Modular delivery and installation	83,364		83,364
Remote accommodations	139,468	(139,468)	—
Sales:
New units	87,874		87,874
Rental units	24,825	—	24,825
Total revenues	644,419	(139,019)	505,400
Costs
Cost of leasing and services:
Modular leasing	78,864	—	78,864
Modular delivery and installation	73,670	—	73,670
Remote accommodations	67,368	(67,368)	—
Cost of sales:
New units	69,312	(27)	69,285
Rental units	16,760	1	16,761
Depreciation of rental equipment	89,597	(21,628)	67,969
Gross profit	248,848	(49,997)	198,851
Expenses
Selling, general and administrative expenses	161,966	(16,410)	145,556
Other depreciation and amortization	32,821	(6,558)	26,263
Impairment losses on goodwill	—	—	—
Impairment losses on rental equipment	2,849	—	2,849
Restructuring costs	681	—	681
Currency losses, net	17,557	(1,802)	15,755
Change in fair value of contingent consideration	48,515	(48,515)	—
Other expense, net	1,002	—	1,002
Operating (loss) profit	(16,543)	23,288	6,745
Interest expense	92,446	(1,740)	90,706
Interest income	(9,529)	—	(9,529)
Loss on extinguishment of debt	2,324	(2,324)	—
Income (loss) before income tax	(101,784)	27,352	(74,432)
Income tax (benefit) expense	(13,177)	10,394	(2,783)
Net income (loss)	$(88,607)	$16,958	$(71,649)

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2017 and the year ended December 31, 2016 gives pro forma effect to the business combination and the related proposed financing transactions as if they had occurred on January 1, 2016. The unaudited pro forma condensed combined statements of operations for the years ended December 31, 2015 and 2014 give pro forma effect to the impact of removing certain businesses that provide workforce housing solutions in remote areas included in historical WSII financial statements that will be retained by the Algeco Group as if they had occurred as of January 1, 2014. The unaudited pro forma condensed combined balance sheet as of June 30, 2017 assumes that the business combination and the related proposed financing transactions were completed on June 30, 2017.

The unaudited pro forma condensed combined balance sheet as of June 30, 2017 has been prepared using, and should be read in conjuction with, the following:

•	Double Eagle’s unaudited condensed interim balance sheet as of June 30, 2017 included elsewhere in this proxy statement/prospectus; and
•	WSII’s unaudited condensed consolidated interim balance sheet as of June 30, 2017 included elsewhere in the proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2017 has been prepared using the following:

•	Double Eagle’s unaudited condensed interim statement of operations for the six month ended June 30, 2017 included elsewhere in this proxy statement/prospectus; and
•	WSII’s unaudited condensed consolidated statement of operations for the six month ended June 30, 2017 included elsewhere in the proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 has been prepared using the following:

•	Double Eagle’s audited statement of operations for the year ended December 31, 2016 included elsewhere in this proxy statement/prospectus; and
•	WSII's audited consolidated statement of operations for the year ended December 31, 2016 included elsewhere in the proxy statement/prospectus.

The unaudited pro forma condensed combined statements of operations for the years ended December 31, 2015 and 2014 have been prepared using the following:

•	WSII’s audited consolidated statement of operations for the years ended December 31, 2015 and 2014 included elsewhere in the proxy statement/prospectus.

Under ASC 805, acquisition-related costs such as advisory, legal, valuation and other professional fees in connection with the business combination are expensed. Double Eagle expects to incur total acquisition-related costs of $50.0 million, which includes debt issuance costs of $20.0 million (reflected below in Note 11), and transaction costs of $30.0 million (reflected below in Note 3 and Note 12). The unaudited pro forma condensed combined financial statements do not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the business combination.

The unaudited condensed pro forma adjustments reflecting the consummation of the business combination and related transactions are based on certain estimates and assumptions. These estimates and assumptions are based on information available as of the date of these unaudited pro forma condensed combined financial statements and may be revised as additional information becomes available. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material.

The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the business combination and related transactions taken place on the dates indicated, nor do they purport to project the future consolidated results of operations or financial position of the combined company. They should be read in conjunction with the historical consolidated financial statements and notes thereto of Double Eagle and WSII.

The historical consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the results of the combined company.

There were no significant intercompany balances or transactions between Double Eagle and WSII as of the date and for the period of these unaudited pro forma combined financial statements.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the Double Eagle and WSII filed consolidated income tax returns during the period presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of Double Eagle’s shares outstanding, assuming the business combination and related transactions occurred on January 1, 2016.

As the unaudited pro forma condensed statements of operations are in a loss position, anti-dilutive instruments (warrants, founder shares, Algeco Group shares issuable upon exchange of Holdco Acquiror shares) were not included in the diluted per share calculations.

Pro Forma Weighted Average Shares (Basic and Diluted)

	No Redemptions ($500.0 million in trust)	Maximum Redemptions ($250.0 million in trust)
Double Eagle’s public shares	50,000,000	24,859,395
Initial shares issued to TDR at $9.60 per share	21,510,417	47,552,083
Initial shares issued to TDR at $10.00 per share	10,000,000	—
Director shares	75,000	75,000
Pro Forma Weighted Average Shares (Basic and Diluted)	81,585,417	72,486,478

Pro forma Basic Loss Per Share (in thousands except per share and share data)	Six Months Ended June 30, 2017
No Redemptions
Pro forma net loss	$(10,030)
Noncontrolling interest	(1,003)
Loss attributable to common shareholders	$(9,027)
Basic Weighted Average Shares Outstanding	81,585,417
Pro Forma Basic and Diluted Loss Per Share	$(0.11)
Maximum Redemptions
Pro forma net loss	$(10,030)
Noncontrolling interest	(1,003)
Loss attributable to common shareholders	$(9,027)
Basic Weighted Average Shares Outstanding	72,486,478
Pro Forma Basic and Diluted Loss Per Share	$(0.12)

Pro forma Basic Loss Per Share (in thousands except per share and share data)	Fiscal Year Ended December 31, 2016
No Redemptions
Pro forma net loss	$(25,049)
Noncontrolling interest	(2,505)
Loss attributable to common shareholders	$(22,545)
Basic Weighted Average Shares Outstanding	81,585,417
Pro Forma Basic and Diluted Loss Per Share	$(0.28)
Maximum Redemptions
Pro forma net loss	$(25,049)
Noncontrolling interest	(2,505)
Loss attributable to common shareholders	$(22,545)
Basic Weighted Average Shares Outstanding	72,486,478
Pro Forma Basic and Diluted Loss Per Share	$(0.31)

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

Carve-out Adjustments

Note 1  Reflects the adjustments to exclude the assets and liabilities of the remote accommodations business of WSII that will be retained by the Algeco Group and which are excluded from the business combination, and the elimination of all amounts due by WSII and due from WSII to entities within the Algeco Group that are not part of the business combination. These amounts will be settled as part of the carve-out of the remote accommodations business or repaid with cash due to Sellers reflected in Note 5.

Business Combination Adjustments

Note 2  Reflects the reclassification of $502.7 million of cash and cash equivalents held in the Double Eagle trust account that become available for transaction consideration, transaction expenses, redemption of public shares and the operating activities of WSC following the business combination.

Note 3  Reflects the settlement of $19.5 million of deferred underwriters’ fees incurred as part of Double Eagle’s IPO that were committed to be paid upon the consummation of a business combination. Management estimates that the actual cash settlement amount will be approximately $18.5 million.

Note 4  Reflects the cash equity contribution by TDR of $306.5 million. In the event redemptions occur, $100 million of the initial $306.5 million will be reduced dollar for dollar by redemptions. Additionally, if redemptions occur TDR will contribute any shortfall up to $150.0 million in addition to the original $306.5 million. The corresponding impact of any redemption is net zero but will impact share ownership as presented in the introduction of the pro forma statements.

Note 5  Reflects the cash consideration of $370.2 million to be paid to the Sellers.

Note 6  Reflects the reclassification of Double Eagle’s 47,714,600 “Class A Ordinary shares subject to possible redemption” to additional paid-in capital in the amount of $477.1 million.

Note 7  Reflects the reclassification of Double Eagle’s 12,500,000 “Class B Ordinary shares” to common stock.

Note 8  Elimination of Double Eagle’s historical retained earnings.

Note 9  Represents a 10.0% minority interest retained by the Algeco Group.

Financing Adjustments

Note 10  Reflects the repayment of $651.3 million of WSII’s existing asset based credit facility in cash at closing. The book value of WSII existing debt expected to be repaid is $640.6 million with $10.6 million of associated deferred financing fees. The $10.6 million of deferred financing fees are eliminated through retained earnings/(accumulated deficit). The eliminated deferred financing fees are not expected to have a continuing impact on the combined results and are not reflected in the pro forma condensed combined statements of operations. Williams Scotsman has $38.2 million of capital leases and other debt which remain obligations after the business combination.

Note 11  Reflects the new debt facilities comprised of a $600.0 million asset based revolving credit facility and a senior secured bridge facility of $300.0 million, net of debt issuance costs of $20.0 million. The revolving credit facility is expected to be drawn by $190.0 million at closing.

The following table details the debt facilities as reflected in the pro forma condensed combined balance sheet as of June 30, 2017:

	Principal Outstanding	Stated Interest rate	Deferred Financing Cost	Net Proceeds	Term	Current Portion of Long-Term Debt	Long-Term Debt
				(in thousands)
Revolving Credit Facility	$190,000	Libor + 2.50%	$9,000	$181,000	4.5 years	$0	$181,000
Senior Secured Bridge Facility	$300,000	10.00%	$11,000	$289,000	5.0 years	$0	$289,000
	$490,000		$20,000	$470,000		$0	$470,000

For the Revolving Credit Facility, there is a fee of 0.375% on the unused portion.

Pro forma debt as of June 30, 2017 is comprised of the following (in thousands):

Debt facilities	$490,000
Deferred financing costs	(20,000)
Capital leases and other debt	38,234
Total debt	508,234
Less: current portion	(1,879)
Long-term debt	$506,355

Note 12  Represents estimated transaction costs of $11.5 million in consummating the business combination. The estimated transaction costs are not expected to have a continuing impact on the combined results and are not reflected in the pro forma results of operations.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2017 and the years ended December 31, 2016, 2015 and 2014 are as follows:

Note A   Reflects Carve-Out adjustments to exclude the results of operations related to the remote accommodations business, which will be excluded from the Business Combination.

The Carve-Out adjustment for currency (gains) losses, net, interest income, interest expense and other expense, net assumes that amounts related to borrowings between Williams Scotsman and other Algeco Scotsman companies which will be repaid or contributed as part of the transaction structuring do not exist.

Included in the pro forma selling, general and administrative costs are $8.0 million and $29.2 million of Algeco Group corporate costs for the six months ended June 30, 2017 and twelve months ended December 31, 2016, respectively, which are not anticipated to be part of the ongoing costs of Williams Scotsman.

The Carve-Out adjustment for currency (gains) losses, net, interest income and interest expense and other expense, net assumes that amounts related to borrowings between Williams Scotsman and other Algeco Scotsman companies which will be repaid or contributed as part of the transaction structuring do not exist.

Note B  Reflects adjustment for tax provision adjustment at a statutory rate of 38.0% related to the operations that will be excluded from the business combination.

Business Combination Adjustments

Note C  Represents the elimination of non-recurring transaction costs included within the historical results of WSII.

Note D   Represents adjustment for tax provision adjustment at a statutory rate of 38.0% related to Note C.

Financing

Note E  Represents the elimination of the historical interest expense associated with debt instruments that are being repaid as part of the business combination as described in Note 10.

Note F  Represents interest expense net of amortized deferred financing costs to be incurred related to the new debt to be incurred as described in Note 11.

For pro forma purposes, the interest expense adjustments have been calculated using the effective interest method. A sensitivity analysis on interest expense for the six months ended June 30, 2017 and the year ended December 31, 2016 has been performed to assess the effect of a change of 0.125% of the hypothetical interest rate would have on the new revolving credit facility. The increase in interest expense following the hypothetical change in the interest rate of 0.125% for the pro forma condensed combined statements of operations for the six months ended June 30, 2017 would be approximately $0.1 million assuming a constant draw of $190.0 million on the revolving credit facility. The increase in interest expense following the hypothetical change in the interest rate of 0.125% for the pro forma condensed combined statements of operations for the year ended December 31, 2016 would be approximately $0.2 million assuming a constant draw of $190.0 million on the revolving credit facility.

Note G  Reflects adjustment for tax provision adjustment at a statutory rate of 38.0% related to the Financing.

Note H  Reflects adjustments to exclude the results of operations related to certain businesses that provide workforce housing solutions in remote areas included in the historical WSII financial statements that will be retained by the Algeco Group.

Carve-out adjustments for revenues, direct costs, selling, general and administrative expenses and other depreciation and amortization are consistent with the remote accommodations balances per the segment footnote in the WSII financial statements and the notes related thereto included elsewhere in this proxy statement/prospectus.

Carve-out adjustments for the remainder of the operating expenses are consistent with the remote accommodations balances per WSII’s internal financial data for the remote accommodations business.

Carve-out adjustments for currency losses, net and interest expense assume that amounts related to third party borrowings by the remote accommodations business do not exist.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

Double Eagle is an exempted company incorporated under the Cayman Islands Companies Law (2016 Revision) (the “Cayman Islands Companies Law”). The Cayman Islands Companies Law and Double Eagle’s memorandum and articles of association govern the rights of its shareholders. The Cayman Islands Companies Law differs in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the memorandum and articles of association will differ in certain material respects from the certificate of incorporation and bylaws of WSC. As a result, when you become a stockholder of WSC, your rights will differ in some regards as compared to when you were a shareholder of Double Eagle.

Below is a summary chart outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of Double Eagle and WSC according to applicable law and/or the organizational documents of Double Eagle and WSC. You also should review the certificate of incorporation and bylaws of WSC attached hereto as Annexes C and D to this proxy statement/prospectus, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Islands Companies Law, to understand how these laws apply to Double Eagle and WSC.

	Delaware	Cayman Islands
Stockholder/Shareholder Approval of Business Combinations	Mergers generally require approval of a majority of all outstanding shares.	Mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.
	Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval.	All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers.
	Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.	Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder. A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50% + 1 in number and 75% in value of shareholders in attendance and voting at a general meeting.
Stockholder/Shareholder Votes for Routine Matters	Generally, approval of routine corporate matters that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.	Under the Cayman Islands Companies Law the Existing Organizational Documents, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of the shareholders as being entitled to do so).
Appraisal Rights	Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger.	Minority shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the court.

	Delaware	Cayman Islands
Inspection of Books and Records	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.	Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit subject to procedural requirements (including adopting Delaware as the exclusive forum as per Organizational Documents Proposal D).	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.
Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.	A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.
In addition to fiduciary duties, directors owe a duty of care, diligence and skill.
Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.
Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith.	A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud or willful default.
Limited Liability of Directors	Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.	Liability of directors may be unlimited, except with regard to their own fraud or willful default.

OTHER INFORMATION RELATED TO DOUBLE EAGLE

Introduction

Double Eagle was incorporated on June 26, 2015 in order to serve as a vehicle for the acquisition of a target business. Double Eagle’s efforts to identify a prospective target business were not limited to any particular industry or geographic region and it did not focus on any specific type of company or any specific geographic region in its search for a target business. Prior to executing the Stock Purchase Agreement with Williams Scotsman, Double Eagle’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.

Initial Public Offering

We are a blank check company incorporated on June 26, 2015 as a Cayman Islands exempted company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, Double Eagle is a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash.

On September 16, 2015, we consummated our initial public offering (the “initial public offering”) of 50,000,000 units, including the issuance of 2,000,000 units as a result of the underwriters’ partial exercise of their over-allotment option. Each unit consists of one Class A ordinary share and one warrant. Each warrant entitles the holder thereof to purchase one-half of one Class A ordinary share at a price of $5.75 per one-half share ($11.50 per whole share). The units were sold at an offering price of $10.00 per unit, generating gross proceeds, before expenses, of $500,000,000. Prior to the consummation of the initial public offering, on July 1, 2015, the Sponsor purchased 12,218,750 Class B ordinary shares for an aggregate purchase price of $25,000, or approximately $0.002 per share. The number of founder shares issued was determined based on the expectation that the initial public offering would be 42,500,000 units and therefore that such founder shares would represent, on an as-converted basis, 20% of the outstanding Class A ordinary shares under the initial public offering. On July 29, 2015, the Sponsor transferred 6,109,375 founder shares to Harry E. Sloan for a purchase price of $12,500 (the same per-stock purchase price initially paid by the Sponsor). On August 27, 2015, the Sponsor and Mr. Sloan transferred an aggregate of 25,000 founder shares on a pro rata basis to each of our independent directors at their original purchase price. On August 27, 2015, Mr. Sloan transferred 665,500 founder shares to the Sponsor. On September 10, 2015, we effected a share capitalization of approximately .129 shares for each outstanding Class B ordinary share, resulting in our initial shareholders holding an aggregate of 13,800,000 founder shares. Following the initial public offering, an aggregate of 1,300,000 of the founder shares (consisting of 1,271,500 shares held by the Sponsor, an aggregate of 9,705 shares held by our independent directors and 18,524 shares held by Mr. Sloan) were surrendered to us for no consideration due to the partial exercise by the underwriters of their over-allotment option.

Simultaneously with the consummation of the initial public offering, we consummated the private sale of an aggregate of 19,500,000 warrants, each exercisable to purchase one-half of one Class A ordinary share at $5.75 per one-half share ($11.50 per whole share), to the Sponsor, Harry E. Sloan and Double Eagle’s independent directors (and/or one or more of their estate planning vehicles) at a price of $0.50 per warrant, generating gross proceeds, before expenses, of $9,750,000 (the “private placement warrants”). The warrants sold in the private placement warrants, or the private placement warrants, are identical to the warrants included in the units sold in the initial public offering, except that, so long as they are held by their initial purchasers or their permitted transferees, (i) they will not be redeemable by Double Eagle, (ii) they (including the Class A ordinary shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the Double Eagle completes its initial business combination and (iii) they may be exercised by the holders on a cashless basis.

Upon the closing of the initial public offering and the private placement warrants, $500,000,000 was placed in a trust account with Continental Stock Transfer & Trust Company acting as trustee (the “trust account”). Except for the withdrawal of interest to pay income taxes, if any, our amended and restated memorandum and articles of association provide that none of the funds held in trust will be released from the trust account until the earlier of (i) the completion of our initial business combination or (ii) the redemption of the Double Eagle’s public shares if Double Eagle is unable to complete a business combination by December 31, 2017, subject to applicable law. The proceeds held in the trust account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations.

After the payment of underwriting discounts and commissions (excluding the deferred portion of $19,500,000 in underwriting discounts and commissions, which amount will be payable upon consummation of our initial business combination if consummated) and approximately $790,000 in expenses relating to the initial public offering, approximately $1,000,000 of the net proceeds of the initial public offering and private placement was not deposited into the trust account and was retained by us for working capital purposes. The net proceeds deposited into the trust account remain on deposit in the trust account earning interest. As of June 30, 2017, there was $502,663,076 in investments and cash held in the trust account and $22,490 of cash held outside the trust account available for working capital purposes. On September 15, 2017, the shareholders of Double Eagle approved the Extension Amendment Proposal at the Extension Meeting, which had the effect of extending Double Eagle’s corporate life until December 31, 2017. In connection with the Extension Amendment Proposal, Double Eagle’s public shareholders had the right to elect to redeem their public shares for a per share price, payable in cash, based upon the aggregate amount then on deposit in the trust account. In connection therewith, public shareholders of Double Eagle holding 295,671 ordinary shares validly elected to redeem their public shares and, accordingly, after giving effect to such redemptions, the balance in the trust account was approximately $500,650,118.

Fair Market Value of Target Business

Double Eagle’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the trust account (excluding the deferred underwriting commissions and taxes payable on the income earned on the trust account) at the time of the agreement to enter into the business combination. Double Eagle will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. Double Eagle’s board of directors determined that this test was met in connection with the proposed business combination.

Shareholder Approval of Business Combination

Under Double Eagle’s amended and restated memorandum and articles of association, in connection with any proposed business combination, Double Eagle must seek shareholder approval of an initial business combination at a meeting called for such purpose at which public shareholders may seek to redeem their public shares, subject to the limitations described in the prospectus for Double Eagle’s initial public offering. Accordingly, in connection with the business combination, the public shareholders may seek to redeem the WSC public shares that they will hold upon the domestication in accordance with the procedures set forth in this proxy statement/prospectus.

Voting Restrictions in Connection with Shareholder Meeting

In connection with our initial public offering, our initial shareholders (consisting of our Sponsor, Harry E. Sloan and our independent directors at the time of our initial public offering) entered into letter agreements to vote their founder shares, as well as any public shares purchased during or after our initial public offering, in favor of the business combination proposal and we also expect them to vote their shares in favor of all other proposals being presented at the general meeting. As of the date hereof, our initial shareholders and our independent directors own 20.0% of our total outstanding ordinary shares.

At any time prior to the general meeting, during a period when they are not then aware of any material nonpublic information regarding Double Eagle or its securities, the Double Eagle initial shareholders, Williams Scotsman and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Double Eagle’s ordinary shares or vote their shares in favor of the business combination proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of that (i) the proposals presented to shareholders for approval at the general meeting are approved and/or (ii) that Double Eagle satisfy the minimum cash condition. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the business combination. This may result in the completion of our business combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by the Double Eagle initial shareholders for nominal value.

Liquidation if No Business Combination

We have until December 31, 2017 to complete our initial business combination. If we are unable to complete our business combination by that date (or such later date as our shareholders may approve in accordance with our amended and restated memorandum and articles of association), we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses), less income taxes payable, divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our business combination by December 31, 2017.

Our initial shareholders have entered into letter agreements with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our initial business combination within the required time frame. However, if our initial shareholders acquire public shares in or after our initial public offering, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within by December 31, 2017.

Our Sponsor, executive officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association that would affect the substance or timing of our obligation to redeem 100% of our public shares if we do not complete our initial business combination by December 31, 2017, unless we provide our public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest, but less income taxes payable, divided by the number of then outstanding public shares. However, we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001 (so that we are not subject to the SEC’s “penny stock” rules).

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,000,000 of proceeds held outside the trust account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay income taxes on interest income earned on the trust account balance, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of our initial public offering, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon our dissolution would be $10.00. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers (other than our independent accountants), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, Messrs. Sloan and Sagansky have agreed that they will be jointly and severally liable to us if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amounts in the trust account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, in each case less income taxes payable, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, Messrs. Sloan and Sagansky will not be responsible to the extent of any liability for such third party claims. We cannot assure you, however, that Messrs. Sloan and Sagansky would be able to satisfy those obligations. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, in each case less income taxes payable, and Messrs. Sloan and Sagansky assert that they are unable to satisfy their joint and several indemnification obligations or that they have no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against Messrs. Sloan and Sagansky to enforce their indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against Messrs. Sloan and Sagansky to enforce their indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.

We will seek to reduce the possibility that Messrs. Sloan and Sagansky will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent accountants), prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Messrs. Sloan and Sagansky will also not be liable as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. Any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000) may be paid using funds held outside the trust account. In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our trust account could be liable for claims made by creditors.

If we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return $10.00 per share to our public shareholders. Additionally, if we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. Furthermore, our board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our public shareholders will be entitled to receive funds from the trust account only in the event of the redemption of our public shares if we do not complete our business combination by December 31, 2017 or if they redeem their respective shares for cash upon the completion of the initial business combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above.

Properties

We currently sub-lease executive offices at 2121 Avenue of the Stars, Suite 2300, Los Angeles, CA 90067 from Global Eagle Acquisition LLC, an entity affiliated with the Sponsor and Jeff Sagansky, our President and Chief Executive Officer and Director. We consider our current office space adequate for our current operations. We have agreed to pay an affiliate of our Sponsor a total of $15,000 per month for office space, utilities, secretarial support and administrative services. We believe, based on rents and fees for similar services, that this amount is at least as favorable as we could have obtained from an unaffiliated person. We consider our current office space adequate for our current operations.

Employees

Double Eagle has three executive officers. These individuals are not obligated to devote any specific number of hours to Double Eagle’s matters and intend to devote only as much time as they deem necessary to its affairs. Double Eagle does not intend to have any full time employees prior to the consummation of a business combination.

Directors and Executive Officers

Our directors and executive officers are as follows:

Name	Age	Position
Jeff Sagansky	65	President and Chief Executive Officer and Director
Eli Baker	42	Vice President, General Counsel and Secretary
James A. Graf	52	Vice President, Chief Financial Officer and Treasurer
Dennis A. Miller	59	Director
Fredric D. Rosen	73	Director
James M. McNamara	63	Director

Jeff Sagansky has been our Director since June 26, 2015 and our President and Chief Executive Officer since August 6, 2015. Mr. Sagansky currently serves as co-founder and chairman of Hemisphere Capital Management LLC, a private motion picture and television finance company, deploying more than $300 million in debt and, equity across four investment funds. Mr. Sagansky co-founded, together with Harry E. Sloan, Global Eagle Acquisition, which completed its business combination with Row 44 and AIA in January 2013. GEE currently is a Nasdaq-listed worldwide provider of media content, connectivity systems and operational data solutions to the travel industry. Mr. Sagansky served as Global Eagle Acquisition’s president from February 2011 through January 2013. He also co-founded, together with Mr. Sloan, Silver Eagle, which invested approximately $273.3 million in Videocon d2h in exchange for equity shares of Videocon d2h represented by ADSs in March 2015. Videocon d2h is a Nasdaq-listed leading direct-to-home pay-TV service provider in India. Mr. Sagansky served as Silver Eagle’s president from April 2013 through March 2015.

Mr. Sagansky was formerly chief executive officer and then vice chairman of Paxson Communications Corporation from 1998 to 2003, where he launched the PAX TV program network in 1998. Under his leadership, PAX TV became a highly rated family-friendly television network with distribution growing from 60% of U.S. television households to almost 90% in only four years. In addition, Mr. Sagansky drove substantial improvement in the network’s financial performance with compounded annual revenue growth of 24% and compounded annual gross income growth of 30% from 1998 to 2002. Prior to joining Pax, Mr. Sagansky was co-president of Sony Pictures Entertainment, or SPE, from 1996 to 1998 where he was responsible for SPE’s strategic planning and worldwide television operations. While at SPE, he spearheaded SPE’s acquisition, in partnership with Liberty Media Corporation and other investors, of Telemundo Network Group, LLC, or Telemundo. The transaction generated significant returns for SPE as Telemundo was sold to the National Broadcasting Company, Inc., for over six times its original investment less than three years later. Previously, as executive vice president of Sony Corporation of America, or SCA, Mr. Sagansky oversaw the 1997 merger of SCA’ s Loews Theaters unit with the Cineplex Odeon Corporation to create one of the world’s largest movie theater companies, and the highly successful U.S. launch of the Sony Playstation video game console. Prior to joining SCA, Mr. Sagansky was president of CBS Entertainment from 1990 to 1994, where he engineered CBS’s ratings rise from third to first place in eighteen months. Mr. Sagansky previously served as president of production and then president of TriStar Pictures, where he developed and oversaw production of a wide variety of successful films.

Mr. Sagansky graduated with a BA from Harvard College and an MBA from Harvard Business School. He serves on the boards of Scripps Networks Interactive, GEE and GoEuro and is a director-designate of Videocon d2h.

Eli Baker has been our Vice President, General Counsel and Secretary since July 1, 2015. Mr. Baker is co-managing director and a partner in Hemisphere Capital Management LLC (“HCM”), a private motion picture and television finance company, deploying more than $300 million in debt and equity across four investment funds. In his roles at HCM and Winchester Media Capital (“WMC”), Mr. Baker has arranged co-financing partnerships with both Sony Pictures Entertainment and Paramount Picture Corporation in the establishment of HCM’s “Tent-Pole” fund, which includes titles such as “Men in Black 3” and “World War Z.” Mr. Baker also oversees the HCM and WMC debt and high yield funds, which provide “mezzanine” and “gap” financing, corporate debt and project finance facilities for television, film and digital content. Previously, Mr. Baker served as a principal at Grosvenor Park Investors, a joint venture with Fortress Investment Group where he shared oversight over the special opportunity credit/debt funds in the media space. Mr. Baker was also a director of Silver Eagle. Mr. Baker is a former lawyer, and has served in a legal affairs capacity at various companies in and out of the media/entertainment business, including Lionsgate/Artisan Entertainment, prior to which he practiced international commercial litigation. Mr. Baker earned a Bachelor of Arts degree from the University of California, Berkeley and a Juris Doctor from the University of California at Hastings Law School and is a continuing member of the California State Bar.

James A. Graf has been our Vice President, Chief Financial Officer and Treasurer since July 1, 2015. Mr. Graf served as Silver Eagle’s Vice President, Chief Financial Officer, Treasurer and Secretary from April 11, 2013 through Silver Eagle’s business combination in March 2015 and ultimate liquidation in 2015, and he served as Vice President, Chief Financial Officer, Treasurer and Secretary of Global Eagle Acquisition Corp. from February 2011 to through its business combination in January 2013. He was Vice Chairman of Global Entertainment AG, the German entity holding GEE’s equity in AIA from 2013 – 2014 and Special Advisor to GEE in 2013. He has served as a Special Advisor to Videocon d2h Limited since April 2015. From 2007 to 2008, Mr. Graf was engaged as a consultant to provide financial advisory services to

Metro-Goldwyn-Mayer, Inc. In 2001, Mr. Graf founded and became Chief Executive Officer of Praedea Solutions, Inc., an enterprise software company with operations in the United States, Malaysia and Ukraine. The assets of Praedea Solutions, Inc. were sold in 2006 to a Mergent Inc., a wholly-owned subsidiary of Xinhua Finance Ltd., and renamed Mergent Data Technology, Inc., where Mr. Graf served as Chief Executive Officer from 2006 – 2007. Praedea Solutions Inc. was renamed PSI Capital Inc., and currently serves as an investment holding company for Mr. Graf’s private investments in media and technology. Mr. Graf continues to be Chief Executive of PSI Capital Inc. and portfolio companies including ArtistDIRECT. Prior to founding Praedea, Mr. Graf was a managing director at Merrill Lynch, an investment bank, in Singapore from 1998 to 2000 and a consultant to Merrill Lynch in 2001. From 1996 to 1998, Mr. Graf served as a director and then managing director and President of Deutsche Bank’s investment banking entity in Hong Kong, Deutsche Morgan Grenfell (Hong Kong) Ltd. From 1993 to 1996, he was a vice president at Smith Barney in Hong Kong and Los Angeles. From 1987 to 1993, Mr. Graf was an analyst and then associate at Morgan Stanley in New York, Los Angeles, Hong Kong and Singapore. Mr. Graf received a Bachelor of Arts degree from the University of Chicago in 1987.

Dennis A. Miller has been a member of our board of directors since September 10, 2015. Mr. Miller has served on the board of Radio One, Inc. since September 2011 and Storage Upreit Partners, LP since February 2012. From 2005 to August 2011, Mr. Miller was a General Partner of Spark Capital LLC, a venture fund focusing on the media, entertainment and technology industries. In 2000, Mr. Miller became a managing director of Constellation Ventures, the venture partner business anchored by Bear Stearns. From 1998 to 2000, Mr. Miller was Executive Vice President of Lions Gate. Prior to joining Lions Gate, from 1995 to 1998, he was Executive Vice President of SPE. While there, he was responsible for all television operations of SPE and actively involved with strategic planning and new media. From 1990 to 1996, Mr. Miller was Executive Vice President of Turner Network Television, or TNT, a cable television channel, and in 1993 he took on the additional responsibility for the Turner Entertainment Company, a subsidiary of Turner Broadcasting System, Inc. Mr. Miller currently serves on the Board of FitOrbit, Inc., an online fitness company. Mr. Miller received his Juris Doctor from Boalt Law School in 1982 and his Bachelor of Arts degree in political science from the University of California, San Diego in 1978. Mr. Miller’s designation as a director was based upon his twenty years of experience operating and managing media and entertainment businesses and ten years of successfully investing at the intersection of media and technology.

Fredric D. Rosen has been a member of our board of directors since September 10, 2015. Mr. Rosen was the Co-CEO of Outbox Enterprises, LLC, an entity comprised of Outbox Technology, Cirque du Soleil and Anschutz Entertainment Group from September 2010 until February 2012. Mr. Rosen remained a principal in the enterprise until he sold his interests in October 2014. Since February 2012, Mr. Rosen has been a self-employed consultant. Mr. Rosen was the President and CEO of Ticketmaster Group, Inc. from 1982 to 1998. Mr. Rosen served as Chairman and CEO of Stone Canyon Entertainment, an operator of traveling amusement parks, from 2005 to 2008. Mr. Rosen has served as a director of Exari Group, Inc., a provider of cloud-based software for contract management, since May 2011. He served as a director of Prime Focus World, NV, a filmmaking partner to studios and film production companies, from August 2012 to June 2015. Mr. Rosen served as a trustee of Crossroads School for 16 years and was a board member of the Los Angeles Sports and Entertainment Commission for 15 years and now serves on their advisory board. He was a founding board member of the Wallis Annenberg Cultural Center in Beverly Hills and is currently a member of the Board of Governors of Cedars-Sinai Medical Center. Mr. Rosen is also currently a board member of the Pacific Council and The American Academy of Dramatic Arts.

Mr. Rosen received his Bachelor of Arts degree from Clark University in June 1965 and his Juris Doctor from Brooklyn Law School in June 1969. He was admitted and became a member of the New York State Bar in November 1969 and practiced law in New York City from 1972 to 1982. Mr. Rosen’s designation as a director was based upon his decades of experience leading, operating and managing entertainment businesses and his service as chief executive officer and director of several public companies.

James M. McNamara has been a member of our board of directors since September 10, 2015. Mr. McNamara served as a member of Silver Eagle’s board of directors from July 30, 2013 through March 2015. Mr. McNamara also served as a director from May 2011 to January 2013 of GEE. In 2005, Mr. McNamara founded Panamax Films, LLC, a film production company that had an output deal with Lions

Gate Films to produce films for the U.S. Latino and Greater Latin American film going audiences, and he is currently its chairman. In 2008, Mr. McNamara joined Cinelatino, Inc., a premium Spanish language film channel in the United States, where he serves as non-executive chairman and, in 2010, he joined as non-executive chairman of Pantelion Films, a Latino Hollywood studio that is a partnership between Lions Gate Entertainment and Grupo Televisa, a Spanish language media company. From 1999 to 2005, Mr. McNamara was president and chief executive officer at Telemundo Communications Group, Inc., the operator of Telemundo, a Spanish-language broadcast network. From April 1996 to June 1998, Mr. McNamara was the president of Universal Television Enterprises, or Universal, a television production company where his responsibilities included domestic syndication first-run programming and international sales. Mr. McNamara joined Universal from New World, where he served as chief executive officer from 1991 to 1995 and senior vice president, executive vice president and then president of New World International from 1986 to 1991. Mr. McNamara served as a director of Jump TV, a leading IPTV company providing a comprehensive suite of technology and services to content owners and aggregators, from 2006 to 2008 as well as SBS from 1996 to 2005 and Film Roman, Inc., a producer of animated television programming, from 1997 to 1999. Mr. McNamara currently serves as a director of Hemisphere Media Group, Inc. and also is contracted to provide development, production and maintenance of programming, affiliate relations, identification and negotiation of carriage opportunities, and the development, identification and negotiation of new business initiatives, including sponsorship.

Mr. McNamara received his Master’s degree from the American Graduate School of International Management and undergraduate degree in business administration and political science from Rollins College. Mr. McNamara’s designation as a director was based upon his twenty-five years of experience as a leading international film and television executive, extensive broadcast experience in the United States and Latin America and wide management experience in both large and small companies.

Number and Terms of Office of Officers and Directors

Double Eagle’s board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to Double Eagle’s first annual meeting of shareholders) serving a three-year term. The term of office of the first class of directors, consisting of Dennis A. Miller, expired at Double Eagle’s first annual meeting of shareholders. Mr. Miller was re-appointed as a Class A director at the first annual meeting of shareholders, which was held on June 12, 2017. The term of office of the second class of directors, consisting of James M. McNamara and Fredric D. Rosen, will expire at the second annual meeting of shareholders. The term of office of the third class of directors, consisting of Jeff Sagansky, will expire at the third annual meeting of shareholders.

Double Eagle’s officers are appointed by Double Eagle’s board of directors and serve at the discretion of Double Eagle’s board of directors, rather than for specific terms of office. Double Eagle’s board of directors is authorized to appoint persons to the offices set forth in Double Eagle’s amended and restated memorandum and articles of association as it deems appropriate. Double Eagle’s amended and restated memorandum and articles of association provide that its officers shall consist of a Chief Executive Officer and a Secretary, and may consist of a Chairman of the Board, Vice Chairman of the Board, one or more Presidents, a Chief Financial Officer, a Treasurer, Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries and any such other officers as may be determined by Double Eagle’s board of directors.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that Messrs. Miller, Rosen and McNamara are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Double Eagle directors, officers and persons owning more than 10% of ordinary shares to file reports of ownership and changes of ownership with the SEC. Based on its review of the copies of such reports furnished to Double Eagle, or representations from certain reporting persons that no other reports were required, Double Eagle believes that all applicable filing requirements were complied with during the year ended December 31, 2016 and for the six months ended June 30, 2017.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.

Periodic Reporting and Audited Financial Statements

Double Eagle has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the Securities and Exchange Commission. In accordance with the requirements of the Exchange Act, Double Eagle’s annual reports contain financial statements audited and reported on by Double Eagle’s independent registered public accounting firm. Double Eagle has filed with the SEC its Annual Report on Form 10-K for the year ended December 31, 2016 and its Quarterly Report on Form 10-Q covering the three and six months ended June 30, 2017.

DOUBLE EAGLE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.

Overview

We are a blank check company incorporated as a Cayman Islands exempted company on June 26, 2015 and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“business combination”). We intend to consummate the business combination using cash from the proceeds of our initial public offering that closed on September 16, 2015 (the “initial public offering”) and the simultaneous private placement of warrants to purchase our Class A ordinary shares (“private placement warrants”), and from additional issuances of, if any, our equity and our debt, or a combination of cash, equity and debt.

The issuance of additional ordinary shares in a business combination:

•	may significantly dilute the equity interest of investors in the initial public offering, which dilution would increase if the anti-dilution provisions in the Class B ordinary shares resulted in the issuance of Class A ordinary shares on a greater than one-to-one basis upon conversion of the Class B ordinary shares;
•	may subordinate the rights of holders of ordinary shares if preferred shares are issued with rights senior to those afforded our ordinary shares;
•	could cause a change in control if a substantial number of our ordinary shares are issued, which may affect, among other things, our ability to use our net operating loss carryforwards, if any, and could result in the resignation or removal of our present executive officers and directors;
•	may have the effect of delaying or preventing a change in control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and
•	may adversely affect prevailing market prices for our Class A ordinary shares and/or warrants to purchase our Class A ordinary shares.

Similarly, if we issue debt securities, it could result in:

•	default and foreclosure on our assets if our operating revenues after an initial business combination are insufficient to repay our debt obligations;
•	acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;
•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;
•	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;
•	our inability to pay dividends on our ordinary shares;
•	using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our ordinary shares, if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;
•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and
•	limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

At June 30, 2017, we held cash and cash equivalents of $22,490, current liabilities of $1,061,407 and deferred underwriting compensation of $19,500,000. Further, we expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a business combination will be successful.

Results of Operations

For the three months ended June 30, 2017 and June 30, 2016, we had losses from operations of ($871,490) and ($127,551), respectively. For the six months ended June 30, 2017 and June 30, 2016, we had losses from operations of ($1,202,906) and ($405,025), respectively. Our business activities from our inception through June 30, 2017 consisted solely of completing our initial public offering, and identifying and evaluating prospective acquisition targets for a business combination.

Liquidity and Capital Resources

Prior to our initial public offering, we issued an aggregate of 12,218,750 Class B ordinary shares, or founder shares, to Double Eagle Acquisition LLC, a Delaware limited liability company (our “Sponsor”) for an aggregate purchase price of $25,000 in cash, or approximately $0.002 per share. On July 29, 2015, our Sponsor transferred 6,109,375 founder shares to Harry E. Sloan for a purchase price of $12,500 (the same per-share purchase price initially paid by our Sponsor). On August 27, 2015, our Sponsor and Mr. Sloan transferred an aggregate of 25,000 founder shares on a pro rata basis to each of our independent directors at their original purchase price. On August 27, 2015, Mr. Sloan transferred 665,500 founder shares to our Sponsor. On September 10, 2015, we effected a share capitalization of approximately .129 shares for each outstanding Class B ordinary share, resulting in our initial shareholders holding an aggregate of 13,800,000 founder shares. The closing of the initial public offering included an initial partial exercise (2,000,000 units) of the overallotment option granted to the underwriters which resulted in the forfeiture of an aggregate of 1,300,000 founder shares (the “Forfeited Founder Shares”) by the Sponsor, Harry E. Sloan and the Company’s independent directors (consisting of 1,271,771 Forfeited Founder Shares forfeited by the Sponsor, 18,524 founder shares forfeited by Harry E. Sloan and 3,235 Forfeited Founder Shares forfeited by each of the Company’s independent directors) due to the underwriters not exercising their over-allotment option in full and such that the remaining founders shares will equal 20% of the equity capital of the Company.

On September 16, 2015, we consummated the initial public offering of 50,000,000 units (including the issuance of 2,000,000 units as a result of the underwriters’ partial exercise of their over-allotment option) at a price of $10.00 per unit generating gross proceeds of $500,000,000 before underwriting discounts and expenses. Simultaneously with the consummation of the initial public offering, we effected the private sale of an aggregate of 19,500,000 private placement warrants, each exercisable to purchase one-half of one Class A ordinary share at $5.75 per one-half share, to the Sponsor, at a price of $0.50 per private placement warrant.

We received gross proceeds from the initial public offering and the sale of the private placement warrants of $500,000,000 and $9,750,000, respectively, for an aggregate of $509,750,000. $500,000,000 of the gross proceeds were deposited in a trust account with Continental Stock Transfer and Trust Company acting as Trustee (the “trust account”). The remaining $9,750,000 was held outside of the trust account, of which $8,000,000 was used to pay underwriting discounts. $20,000 in offering expenses were paid by the Sponsor prior to the initial public offering in exchange for founder shares. In the future, a portion of the interest income on the funds held in the trust account may be released to us to pay tax obligations. At June 30, 2017, funds held in the trust account consisted solely of investments solely in short term treasury securities and cash deposits.

At June 30, 2017, we had cash and cash equivalents held outside of the trust account of $22,490, which is available to fund our working capital requirements and accrued offering expenses. It is anticipated that the Company may incur loans from the Sponsor, as permitted in the initial public offering, for additional working capital for Company’s ordinary operations and in pursuit of a business combination. In the event of liquidation, it is possible that the per share value of the residual assets remaining available for distribution (including trust account assets) will be less than the initial public offering price per unit in the initial public offering.

At June 30, 2017, we had current liabilities of $1,061,407, largely due to short term financing of amounts owed to professionals, consultants, advisors and others who performed services or are working on identifying and evaluating a business combination. The identification and evaluation of a potential business combination is continuing after June 30, 2017 and additional expenses will be incurred. Such expenses may be significant, and we expect some portion of them would be paid upon consummation of a business combination. We may request loans from our Sponsor, affiliates of our Sponsor or certain of our executive officers and directors to fund our working capital requirements prior to completing a business combination. We may use working capital to repay such loans, but no funds may be withdrawn from the trust account for such repayment unless and until we complete an initial business combination. Additional funds could also be raised through a private offering of debt or equity. Our Sponsor, affiliates of our Sponsor, executive officers and directors are not obligated to make loans to us, and we may not be able to raise additional funds from unaffiliated parties. If we are unable to fund future working capital needs, if any, prior to completion of a business combination, our ability to continue as a going concern may be impaired.

We have until December 31, 2017 to complete a business combination. If we do not complete a business combination by that time, we will (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses), less income taxes payable, divided by the number of then outstanding public shares, which redemption will completely extinguish the shareholder rights of owners of Class A ordinary shares (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

We intend to use substantially all of the funds held in the trust account, including interest, less income taxes payable, to consummate a business combination. To the extent that our equity or debt is used, in whole or in part, as consideration to consummate a business combination, the remaining proceeds held in the trust account after completion of the business combination and redemptions of Class A ordinary shares, if any, will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategy.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our business combination. Moreover, we may need to obtain additional financing either to complete a business combination or because we become obligated to redeem a significant number of our Class A ordinary shares upon completion of a business combination, in which case we may issue additional securities or incur debt in connection with such business combination.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial agreements involving assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities other than an administrative agreement to reimburse the Sponsor for office space, secretarial and administrative services provided to members of the Company’s management team by the Sponsor, members of the Sponsor, and the Company’s management team or their affiliates in an amount not to exceed $15,000 per month in the event such space and/or services are utilized and the Company does not pay a third party directly for such services, from the date of closing of the initial public offering. Upon completion of a business combination or the Company’s liquidation, the Company will cease paying these monthly fees.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the condensed financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following as our critical accounting policies:

Redeemable Ordinary Shares

All 50,000,000 Class A ordinary shares sold as part of the units in the initial public offering contain a redemption feature under which holders of Class A ordinary shares may, two business days prior to the vote to approve a business combination, redeem their Class A ordinary shares for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest, less income taxes payable, divided by the number of then outstanding Class A ordinary shares. In accordance with ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”), redemption provisions not solely within an entity’s control require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of an entity’s equity instruments, are excluded from the provisions of ASC 480. Although we did not specify a maximum redemption threshold, our charter provides that in no event will we redeem our Class A ordinary shares in an amount that would cause our net tangible assets, or total shareholders’ equity, to fall below $5,000,001. Accordingly, at June 30, 2017 and December 31, 2016, 47,714,600, and 47,702,674, respectively, of our 50,000,000 Class A ordinary shares were classified outside of permanent equity.

Net Income (Loss) per Ordinary Share

Basic net income or loss per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) per share by the weighted average number of ordinary shares outstanding (including shares subject to redemption), plus, to the extent dilutive, the incremental number of ordinary shares to settle private placement warrants held by the Sponsor, as calculated using the treasury stock method. An aggregate of 47,714,600 Class A ordinary shares subject to possible redemption at June 30, 2017 have been excluded from the calculation of basic income per ordinary shares since such shares, if redeemed, only participate in their pro rata share of the trust earnings. The Company has not considered the effect of warrants sold in the initial public offering in the calculation of diluted income (loss) per share, since their inclusion would be anti-dilutive.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on our financial statements.

BUSINESS OF WILLIAMS SCOTSMAN

References in this section to “Williams Scotsman” generally refer to the Williams Scotsman business and its consolidated subsidiaries subject to the business combination and after giving effect to the Carve-Out Transaction. The following description applies to the business of Williams Scotsman, and will apply to the business of WSC assuming the consummation of the business combination. The information set forth below includes certain non-GAAP financial measures, including EBITDA, Adjusted EBITDA, Adjusted Gross Profit, Adjusted Operating Income, Operating Free Cash Flow, Projected Adjusted EBITDA, and Projected Adjusted Operating Income. These measures are not calculated in accordance with U.S. GAAP. They are included in the discussion of Williams Scotsman’s business because they are key metrics used by management. For additional information and a reconciliation of these non-GAAP measures to the nearest comparable GAAP measures, see “The Business Combination Proposal — Certain Projected Financial Information.”

Our Company

Founded more than 60 years ago, Williams Scotsman is a specialty rental services market leader providing modular space and portable storage solutions to diverse end markets across North America. Operating through its branch network of over 90 locations in the United States, Canada and Mexico its 1,300 employees provide high quality, cost effective modular space and portable storage solutions to a diversified client base of approximately 25,000 customers. Williams Scotsman’s products include single mobile and sales office units, multi-unit office complexes, classrooms, ground-level and stackable steel-frame office units, other specialty units, and shipping containers for portable storage solutions. These products are delivered “Ready To Work” with its growing offering of value-added products and services (“VAPS”), such as the rental of steps, ramps, furniture packages, damage waivers, and other amenities. These turnkey solutions offer customers flexible, low-cost, and timely solutions to meet their space needs on an outsourced basis, whether short-, medium- or long-term. Its current modular space and portable storage lease fleet consists of over 34 million square feet of relocatable space, comprised of approximately 76,000 units. In addition to leasing, it offers both new and used units for sale and provides delivery, installation and other ancillary products and services. For the year ended December 31, 2016 and six months ended June 30, 2017, Williams Scotsman generated revenues of approximately $428 million and $210 million, respectively. See “Unaudited Pro Forma Condensed Combined Financial Information” and “The Business Combination Proposal” for more information.

Williams Scotsman’s business model is primarily focused on leasing modular space and portable storage solutions to its customers. As of and for the year ended December 31, 2016 the business:

•	generates highly visible recurring revenues from Williams Scotsman’s leasing and services operations which have an average lease duration of 35 months and accounts for 90% of adjusted gross profit;
•	services a diverse customer base across numerous end-markets with Williams Scotsman’s top-50 customers accounting for 17% of lease revenue and no single customer accounting for more than 4% of lease revenue;
•	has average monthly leasing and VAPS rates which recoup Williams Scotsman’s average unit investment in approximately 36 months;
•	deploys units with useful lives extending 20 years and beyond, which retain substantial residual values throughout these periods with proper maintenance;
•	produces incremental leasing operating margins of more than 70% (i.e. the contribution of an existing unit put on lease and outfitted with VAPS after reductions for cost of leasing, associated commissions); and
•	generates substantial Operating Free Cash Flow (as discussed under the heading “WSII’s Management’s Discussion and Analysis of Financial Condition and Results of operations — Non-GAAP Financial Measures”) with highly discretionary capital investment opportunities and flexibility to source cash from working capital.

Williams Scotsman leases its modular space and portable storage units to customers in diverse end-markets, including commercial and industrial, construction, education, energy and natural resources, government, and other end-markets. To enhance its product and service offerings and its gross profit margin, Williams Scotsman offers delivery, installation and removal of its lease units and other VAPS. Williams Scotsman believe this comprehensive offering, combined with its industry leading customer service capabilities, differentiates it from other providers of rental and business services and is captured in its “Ready To Work” value proposition. Williams Scotsman complements its core leasing business by selling both new and used units, allowing it to leverage its scale, achieve purchasing benefits, and redeploy capital employed in its lease fleet.

Williams Scotsman’s management believes that its geographic scale and its end-market diversification increase the stability of its cash flows and provide significant operational advantages, including, the ability to optimize fleet utilization when demand fluctuates, the ability to offer VAPS through its supply chain, purchasing efficiencies and the ability to service large customers with national or multi-region footprints. Williams Scotsman’s size also allows it to transfer the fleet opportunistically to areas of higher or increasing customer demand to optimize the fleet’s utilization. With operating locations serving every major market in North America, Williams Scotsman sees additional opportunities to expand and leverage its platform through value-creating acquisitions that leverage its existing infrastructure.

The following charts illustrate the breakdown of Williams Scotsman’s fleet’s net book value between the various modular space product types, portable storage, and VAPS as of June 30, 2017, its Adjusted Gross Profit (gross profit excluding depreciation of rental equipment) breakdown between its core leasing and services business and its sales business, a breakdown of customer concentration, as well as Williams Scotsman’s revenue mix by end-market for the year ended December 31, 2016. For additional information about Adjusted Gross Profit, see the section entitled “WSII’s Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures”.

Fleet Breakdown by Net Book Value	Adjusted Gross Profit Breakdown
Net Book Value: $831 million	Total Adjusted Gross Profit: $238 million

Customer Concentration	Revenue Mix by End Market

Company History

Founded more than 60 years ago as Williams Mobile Offices in Baltimore, MD, Williams Scotsman is a specialty rental services market leader providing modular space and portable storage solutions to diverse end markets across North America. Williams Scotsman was formed by the 1990 merger of Williams Mobile Offices, Inc. and Scotsman Manufacturing, Inc. Subsequent to the merger, Williams Scotsman made the strategic decision to close its manufacturing facilities and focus on core leasing activities, which remains its core strategic focus. In December 1993, Odyssey Partners, L.P., together with management, acquired all of Williams Scotsman common stock. Following this acquisition, Williams Scotsman grew across North America through over 30 acquisitions leading up to its initial public offering in 2005. Following its initial public offering, Williams Scotsman traded on the Nasdaq under the WLSC ticker and its share price appreciated substantially from $16 in September 2005 to $24 in June 2007. In October 2007, funds managed by TDR Capital acquired substantially all of its outstanding shares for $28.25 per share, for a total purchase price of $2.2 billion, including the refinancing of existing debt, adding Williams Scotsman to an existing portfolio of modular space operators in Europe privately held by funds managed by TDR Capital and creating the Algeco Group, the largest global provider of modular space and storage solutions. Since 2007, the Algeco Group has diversified globally, expanding into over 25 countries and transferred operating best practices among its business units. Williams Scotsman remains a specialty rental services market leader providing modular space and portable storage solutions to diverse end markets across North America, and it targets the #1 or #2 competitive position in the markets in which it chooses to operate.

Industry Overview

Williams Scotsman primarily operates within the modular space and portable storage markets, however its services span across a variety of related sectors, including furniture rental, transportation and logistics, facilities services, and commercial real estate.

Modular Space Market

Modular space units are non-residential structures designed to meet federal, provincial, state and local building codes and, in most cases, are designed to be relocatable. Modular space units are constructed offsite, utilizing manufacturing techniques to prefabricate single or multi-story whole building solutions in deliverable modular sections. Units are typically constructed of steel, wood, and conventional building materials, and can be permanent or relocatable. The modular space market is highly fragmented and has evolved over the last 60 years as the number of applications for modular space has increased and the recognition of its value has grown.

The two key growth drivers in the modular space market are:

•	Growing need and demand for space — growing need and demand for space is driven by general economic activity, including gross domestic product growth, industrial production, mining and resources activity, non-residential construction and urbanization. Other factors such as public and education spending, and the scale and frequency of special events also impact demand for modular space.
•	Increasing shift from traditional fixed, on-site built space to modular space solutions — the increasing shift from traditional fixed, on-site built space to modular space solutions is driven by the speed of installation, flexibility and lower cost of modular space units. Modular space units are also increasingly associated with high levels of quality, as the units are built in controlled environments based on repeatable models and processes. Remote locations also favor modular space solutions over traditional installations, since pre-fabricated buildings can be transported into areas with limited construction workforce. Demand for modular space relative to fixed space has strengthened during economic downturns due to the length of typical leases and because modular space units are typically less expensive than fixed, on-site built space.

Modular space units offer several advantages as compared with fixed, on-site built space, including:

•	Quick to install — the pre-fabrication of modular space units allows them to be put in place rapidly, providing potential long-term solutions to needs that may have quickly materialized.
•	Flexibility — flexible assembly design allows modular space units to be built cost-effectively to suit a customer’s needs and allows customers the ability to adjust their space as their requirements change.
•	Cost effectiveness — modular space units provide a cost effective solution for temporary and permanent space requirements and allow customers to improve returns on capital in their core business.
•	Quality — the pre-fabrication of modular space units is based on a repeatable process in a controlled environment, resulting in more consistent quality.
•	Mobility — modular space units can easily be disassembled, transported to a new location and re-assembled.
•	Environmentally friendly — relocatable buildings promote the reuse of facilities only as needed and when needed by the occupants.

Portable Storage Market

The portable storage market is highly fragmented and remains primarily local in nature. Portable storage provides customers with a flexible and low-cost storage alternative to permanent warehouse space and fixed-site self-storage. In addition, portable storage addresses the need for security while providing for convenience and immediate accessibility to customers.

Other Related Markets

In the normal course of providing its “Ready to Work” solutions, Williams Scotsman performs services that are characteristic of activities in other industries. For example, it coordinates a broad network of third-party and in-house transportation and service resources to support the timely delivery of its products to, as well as maintenance while on, customer sites. Williams Scotsman designs, sources, leases, and maintains a broad offering of ancillary products, including furniture, that renders its modular structures immediately functional in support of the customer’s needs. It provides technical expertise and oversight for customers regarding building design and permitting, site preparation, and expansion or contraction of installed space based on changes in project requirements. And, Williams Scotsman has the capability to compete in adjacent markets, such as commercial and institutional housing, that have received less focus historically. Management believes that this broad service capability differentiates it from other rental and business services providers and clearly differentiates Williams Scotsman in the marketplace.

Products and Services

Williams Scotsman’s products can be used to meet a broad range of customer needs. Williams Scotsman’s modular space products are used as, among other things, construction site offices, temporary and permanent commercial office space, sales offices, classrooms, accommodation/sleeper units, and special events headquarters. Williams Scotsman has a lease fleet with over 34 million square feet of relocatable space, comprised of approximately 76,000 modular space and portable storage units. Williams Scotsman’s modular space fleet ranges from single-unit facilities to multi-unit office complexes, which combine two or more units into one structure for applications that require more space. Units typically range in size from eight to 14 feet in width and 16 to 70 feet in length and are wood, steel, or aluminum framed mounted on a steel chassis. Some units are fitted with axles and hitches and are towed to various locations while others are easily flat-bed trailer mounted and transported by truck. Most units contain materials used in conventional buildings and are equipped with air conditioning and heating, electrical and often Ethernet cable outlets and, where necessary, plumbing facilities.

Leasing, delivery and installation of modular space and portable storage units generated 90% and 92% of Williams Scotsman’s Adjusted Gross Profit and sales of new and used modular units represented 10% and 8% of Adjusted Gross Profit during the year ended December 31, 2016 and the six months ended June 30, 2017, respectively. In 2016 and the six months ended June 30, 2017, the average purchase price for new modular space units (excluding storage products) was approximately $20,000. For the year ended December 31, 2016 and the six months ended June 30, 2017, the average modular space monthly rental rate was $524, and $524 per month, respectively. Rates and unit costs vary depending upon size, product type, features and geographic region, however Williams Scotsman maintains common hurdles for return on capital across products and regions. Products have varying lease terms, with average minimum contractual terms at delivery on modular space products of 11 months. However, most customers retain the product for a longer period as evidenced by the average duration of Williams Scotsman’s current lease portfolio of 35 months as of December 31, 2016.

Williams Scotsman’s specific product offerings include:

Modular Space

Panelized and Stackable Offices.  Williams Scotsman’s AS FlexTM panelized and stackable offices are the next generation of modular space technology and offer maximum flexibility and design configurations. This panelized solution provides a modern, innovative design, smaller footprint, ground level access and interchangeable panels — including all glass panels — that allow customers to configure the space to their precise requirements. With the ability to expand upwards (up to three stories) and outwards.

Single-Wide Modular Space Units.  Single-wide modular space units, which include mobile offices and sales offices, offer maximum ease of installation and removal and are deployed across the broadest range of applications in Williams Scotsman’s fleet. Units typically have “open interiors” which can be modified using movable partitions. Single-wide modular space units include tile floors, air conditioning/heating units, partitions and, if requested, toilet facilities.

Section Modulars and Redi-Plex.  Section modulars are two or more units combined into one structure. Interiors are customized to match the customer needs. Redi-Plex complexes offer advanced versatility for large, open floor plans or custom layouts with private offices. Redi-Plex is built with clearspan construction, which eliminates interference from support columns, allowing for up to sixty feet of open building width and building lengths that increase in twelve foot increments, based on the number of units coupled together. Williams Scotsman’s proprietary design meets a wide range of national and state building, electrical, mechanical and plumbing codes, which creates versatility in fleet management. Examples of section modular units include hospital diagnostic annexes, special events headquarters, golf pro shops and larger general commercial offices.

Classrooms.  Classroom units are generally double-wide units adapted specifically for use by school systems or universities. Classroom units usually feature teaching aids, air conditioning/heating units, windows alongside-walls and, if requested, toilet facilities.

Container Offices.  Container offices are ISO-certified shipping containers that Williams Scotsman converts for office use. They provide safe, secure, ground-level access with fully welded weather-resistant steel corrugated exteriors and exterior window guards made of welded steel and tamper-proof screws. Container offices are available in 20 and 40 foot lengths and in office/storage or all-office floor plans.

Other Modular Space.  Williams Scotsman offers a range of other specialty products that vary across regions and provide flexibility to serve demands for local markets. Examples include workforce accommodation units used to house workers with dining facilities often in remote locations, toilet facilities to complement office and classroom units.

Portable Storage Products

Portable Storage.  Storage products are windowless and are typically used for secure storage space. Storage units are primarily ground-level entry storage containers with swing doors and are typically ISO shipping containers repurposed for commercial storage applications with limited modifications. These units are made of heavy exterior metals for security and water tightness.

VAPS

Williams Scotsman offers a thoughtfully curated portfolio of VAPS that make modular space and portable storage units more productive, comfortable, secure and “Ready to Work” for its customers the moment Williams Scotsman arrives on-site. Williams Scotsman leases furniture, steps, ramps, basic appliances, internet connectivity devices and other items to its customers for their use in connection with Williams Scotsman products. Williams Scotsman also offers its lease customers a damage waiver program that protects them in case the leased unit is damaged. For customers who do not select the damage waiver program, Williams Scotsman bills them for the cost of repairs above and beyond normal wear and tear. Importantly, management believes that Williams Scotsman’s scale, branch network, supply chain, and sales performance management tools give it a significant advantage in delivering “Ready to Work” solutions and growing VAPS revenue relative to its competitors.

For the six months ended June 30, 2017, approximately 19% of Williams Scotsman’s modular leasing revenue was derived from VAPS, up from approximately 17% for the year ended December 31, 2016, which was up from 15% for the year ended December 31, 2015.

Delivery and Installation

Williams Scotsman provides delivery, site-work, installation and other services to its customers as part of its leasing and sales operations, and it charges its customers a separate fee for such services. Revenue from delivery, site-work and installation results from the transportation of units to a customer’s location, site-work required prior to installation and installation of the units which have been leased or sold. Typically, units are placed on temporary foundations constructed by Williams Scotsman’s in-house service technicians or subcontractors who will also then generally install any ancillary products and VAPS. Williams Scotsman also derives revenue from disassembling, unhooking and removing units once a lease expires.

Williams Scotsman also complements its core leasing business with the sale of products, as more fully described below:

Sales of Products

Williams Scotsman sells modular space and portable storage units from its branch locations. Generally, Williams Scotsman purchases new units from a broad network of third-party manufacturers for sale. It does not generally purchase new units for resale until it has obtained firm purchase orders (which are generally non-cancelable and include up-front deposits) for such units. Buying units directly for resale adds scale to its purchasing, which is beneficial to overall supplier relationships and purchasing terms. Sales of new units is a natural extension of its leasing operations in situations where customers have long-lived or permanent projects, making it more cost-effective to purchase rather than to lease a standard unit.

In the normal course of managing Williams Scotsman’s business, it also sells idle used rental units directly from its lease fleet at fair market value and will sell units that are already on rent if the customer expresses interest in owning, rather than continuing to rent the unit. The sale of units from its rental fleet has historically been both profitable and a cost-effective method to finance replenishing and upgrading the lease fleet, as well as generate free cash flow during periods of lower rental demand and utilization. Williams Scotsman’s sales business may include modifying or customizing units to meet customer requirements.

Customers

Williams Scotsman’s operating infrastructure is designed to enable it to meet or exceed its customers’ expectations by reacting quickly, efficiently and with consistent service levels. As a result, Williams Scotsman has established strong relationships with a diverse customer base, ranging from large multi-national companies to local sole proprietors. Williams Scotsman’s more than 25,000 customers span all major industries, including commercial and industrial, construction, education, energy and natural resources, government, and other end-markets. Williams Scotsman’s top-50 customers accounted for approximately 17% of its revenue in 2016, with no customer accounting for more than 4% of its revenue during the year ended December 31, 2016. Approximately 75% of its business was done with repeat customers for the year ended December 31, 2016. Williams Scotsman believes that its customers prefer its modular space products over fixed, on-site built space because, among other things, modular space products are a quick, flexible, cost-effective and risk-averse solution for expansion and modular space units are built in controlled environments which offer higher quality than on-site builds.

Williams Scotsman key customer end-markets include the commercial and industrial, construction, education, energy and natural resources, government, and other end-markets:

Commercial/Industrial  Customers in this category span a variety of industries. Example uses, include commercial offices and warehouses; customers in entertainment, recreation, fast food and retail, transportation, recycling, chemicals, and other manufacturing and industrial end-markets. Units are used as offices, meeting rooms, security offices, and certain industry-specific uses. Customers in commercial/industrial end-markets accounted for approximately 38% and 40% of its revenue for the year ended December 31, 2016 and the six months ended June 30, 2017, respectively.

Construction and Infrastructure  Williams Scotsman provides office and storage space to a broad array of contractors associated with non-residential buildings and non-building infrastructure. Williams Scotsman’s client portfolio includes many of the largest general contractors and engineering, procurement, and construction companies in North America. Examples include highway, street, bridge and tunnel contractors; water, sewer, communication and power line contractors; and special construction trades, including glass, glazing and demolition. Williams Scotsman’s construction and infrastructure customer base is characterized by a wide variety of contractors that are associated with original construction as well as capital improvements in the private, institutional, and municipal arenas. Units are used as offices, break rooms, accommodations and security offices, and other applications. Customers in construction and infrastructure end-markets accounted for approximately 37% and 38% of its revenue for the year ended December 31, 2016 and the six months ended June 30, 2017, respectively.

Education  Rapid shifts in populations within regions often necessitate quick expansion of education facilities particularly in elementary, secondary schools and universities/colleges. Regional and local governmental budgetary pressures, classroom size reduction legislation, refurbishment of existing facilities, and the expansion of charter schools have made modular classrooms a convenient and cost-effective way to expand capacity in education settings. In addition, Williams Scotsman’s products are used as classrooms when schools are undergoing large scale modernization, allowing continuous operation of a school while modernization progresses. Customers in education end-markets accounted for approximately 10% and 8% of Williams Scotsman’s revenue for the year ended December 31, 2016 and the six months ended June 30, 2017, respectively.

Energy and Natural Resources  Williams Scotsman’s products are leased to companies involved in up- mid- and down-stream oil and gas, electricity generation and transmission, mining exploration and extraction, forestry, and other related sectors. Units are used as temporary offices, break rooms, accommodations and security offices, and other applications. Customers in energy and natural resource end markets accounted for approximately 11% and 10% of its revenue for the year ended December 31, 2016 and the six months ended June 30, 2017, respectively.

Government  Governmental customers consist of national, state, provincial and local public sector organizations. Modular space and portable storage solutions are particularly attractive to focused niches such as disaster relief, prisons and jails, courthouses, military installations, national security buildings and offices during building modernization. Customers in government end-markets accounted for approximately 3% and 3% of Williams Scotsman’s revenue for the year ended December 31, 2016 and the six months ended June 30, 2017, respectively.

Competitive Strengths

Williams Scotsman believes that the following competitive strengths have been instrumental in its success and position it for future growth:

North American Market Leader with Significant Scale Advantages.  Williams Scotsman is a specialty rental services market leader providing modular space and portable storage solutions to diverse end markets across North America with a lease fleet consisting of over 34 million square feet of relocatable space, comprised of approximately 76,000 units. Williams Scotsman has developed its market position by leveraging its extensive branch network, diverse fleet, technical expertise, operational capabilities and strong brand awareness among its customers. Its extensive scale allows it to attract and retain talent and implement industry leading technology tools and process, resulting in significant operational benefits, such as optimization of fleet yield and utilization, efficient capital allocation, and superior service capabilities.

Customer, End-Market and Geographic Diversity.  Williams Scotsman serves approximately 25,000 customers across the United States, Canada, and Mexico. Its top-50 customers accounted for approximately 17% of its revenue for 2016, with no customer accounting for more than 4% of its revenue during the year. Williams Scotsman has established strong relationships with a diverse customer base, ranging from large national accounts to small local businesses. Its customers operate in multiple end-markets, including commercial and industrial, construction, education, energy and natural resources, government, and other end-markets. Its largest end-market, commercial and industrial, accounted for approximately 38% of Williams Scotsman’s revenue in 2016 and approximately 40% of revenue for the six months ended June 30, 2017. Its second largest end-market, construction, accounted for approximately 37% of Williams Scotsman’s revenue in 2016 and approximately 38% of revenue for the six months ended June 30, 2017, despite construction starts remaining more than 30% below their peak in 2007. Management believes that the diversity of the business reduces its exposure to changes related to a given customer, industry or geographic region, while providing significant opportunities to grow the business. In addition, management believes that the geographic diversity presents the business with significant growth opportunities, as well as resilience from fluctuations in local market demand from any given branch.

Customer Service Focus.  Williams Scotsman believes that leasing of modular space and portable storage is a service oriented business that requires significant local market presence and infrastructure. Customers seek to do business with modular space and portable storage providers that maintain a readily available, high quality lease fleet, and provide full-service capabilities. Its branches are staffed with sales personnel who work with customers to define and solve their space needs. It also maintains a full-service support staff at the local level to prepare units for lease, to deliver and return units, and to maintain units while on lease. Williams Scotsman has approximately 1,300 sales, service, and support personnel across its branches and corporate center and managed over 75,000 deliveries and returns of its modular space and portable storage units in 2016. As a result of this extensive customer focus, approximately 75% of orders in 2016 were from repeat customers.

High Gross Margins and Attractive Lease Economics.  Williams Scotsman’s flexible leasing model provides it with high-margin unit economics and attractive returns on capital. Its adjusted gross profit percentage derived from modular leasing revenue, was approximately 73% during 2016. Williams Scotsman typically recoups its initial investment in purchased units in approximately 36 months, which allows it to obtain significant value over the economic life of its units. The majority of its fleet is comprised of standardized, non-application specific and highly versatile products, allowing the business to repurpose its units to meet specific customer needs and increase fleet utilization. The portability and standardized nature of the units allow Williams Scotsman to redeploy excess fleet to areas of higher or increasing customer demand, often at relatively low cost, allowing it to minimize the purchase of new units.

Substantial Free Cash Flow Generation.  Williams Scotsman’s recurring revenue, combined with its flexible capital expenditures and working capital profile, has allowed it to generate substantial free cash flows, even through periods of economic downturn. The long-term nature of its leases, with average lease durations of 35 months, produces significant operational income and predictable cash flow. Following the global financial crisis, Williams Scotsman’s average monthly rates increased steadily due to the stability of contracts put in place before the downturn, exposures to other end markets outside of the construction sector, and the introduction of VAPS. These attributes resulted in Williams Scotsman’s modular leasing revenue remaining quite resilient despite declines in overall market volumes and units on rent during the period.

Williams Scotsman also exercises significant control and discretion over net capital expenditures, due to the longevity and relative simplicity of its products, the ability to invest only where needed and when needed to meet demand, and its ability to sell excess fleet during lower utilization periods. During the same post-global financial crisis period, Williams Scotsman cut capital expenditures and reduced fleet size, generating over $600 million of Operating Free Cash Flow from 2008 to 2011. As the oil and gas markets displayed strong growth, Williams Scotsman allocated capital expenditures to its Modular — Other North America segment beginning in 2012 and subsequently to its Modular — U.S. segment as utilization levels increased. Together, Williams Scotsman’s long average lease durations and long-lived assets result in resilient lease revenue streams and significant flexibility to manage Operating Free Cash Flow through economic cycles.

Long-Life Fleet and Effective Fleet Management.  Williams Scotsman has made significant investments in its lease fleet, which consists of approximately 76,000 units with a gross book value of approximately $1.1 billion and $1.2 billion as of December 31, 2016 and June 30, 2017, respectively. The average age of its fleet is approximately 14 years, while the economic life of its rental equipment can exceed 20 years. Management believes that Williams Scotsman employs a unique and capital-efficient approach to fleet refurbishment, allowing it to extend the economic life of its assets. As a result, as of June 30, 2017, approximately 40% of Williams Scotsman’s modular space fleet had received a significant refurbishment and 20% of its modular space units on rent were assets in excess of 20 years of age. Because of the favorable condition and quality of the fleet and its relative simplicity, a significant portion of Williams Scotsman’s capital expenditures in any given fiscal period is discretionary in nature, which gives it substantial flexibility to adjust such expenditures based on its business needs and prevailing economic conditions. As a result of fleet investments and Williams Scotsman’s repair and refurbishment processes, it has developed a significant competitive advantage. Williams Scotsman believes its competitors are unable to match the efficiency and flexibility with which it can deploy its rental fleet.

Williams Scotsman’s proprietary management information systems and fleet management initiatives allow it to manage its lease fleet actively to maximize customer satisfaction, optimize fleet utilization and rental rates and to control new unit capital spending. Its management information systems provide both its local branches and centralized shared services with real time, on-line access to comprehensive operational information, including leasing history and condition and availability of the units, customer service activities, pricing trends, and sales force performance. Through the combination of central oversight and local execution, Williams Scotsman is able to monitor, allocate and price units more effectively. In addition, it maintains a standardized lease fleet with units that meet multi-state industrial building codes which allows the business to leverage its branch network and rapidly redeploy units to areas of higher customer demand in the surrounding geographic markets. At the same time, Williams Scotsman is able to easily modify its structures to meet specific customer needs. Additionally, it has the flexibility to refurbish existing units in order to re-lease them when it has sufficient customer demand or it can choose to sell used units to customers.

Proven and Experienced Management.  Williams Scotsman believes its management’s experience and long tenure both with the company and in related business services gives it a strong competitive advantage. Gerard Holthaus, current Chairman of the Algeco Group (as defined herein) and previous Chief Executive Officer of Williams Scotsman from 1991 to 2010, will be the Chair of the Board of Directors of WSC. He will resign from his position as Chairman of the Algeco Group. Williams Scotsman’s senior management team is led by its President and Chief Executive Officer, Bradley L. Soultz, who has been with Williams Scotsman since 2014. In the last three years, management has created an industry leading operating platform and pioneered its “Ready To Work” value proposition. Williams Scotsman’s branch operations are led by Regional Vice Presidents, who collectively average 14 years of industry experience and 10 years with the company.

Williams Scotsman’s Business and Growth Strategies

Williams Scotsman intends to maintain a leading market position and increase its revenue and profitability by pursuing the following strategies:

Increasing the Utilization and Yield of its Lease Fleet.  Williams Scotsman’s leasing and services business accounted for approximately 90% and 92% of its Adjusted Gross Profit in 2016 and the six months ended June 30, 2017, respectively, and represents the core of its business, providing high margin and recurring revenue. Williams Scotsman is continuously working to increase the utilization and yield of its lease fleet by improving the efficiency and performance of its sales force, expanding penetration of VAPS, and enhancing its management information systems. Effective use of real-time information systems allows Williams Scotsman to monitor and optimize the utilization of its fleet, allocate its fleet to the highest demand markets, optimize pricing, and determine the best allocation of its capital to invest in fleet and branches as well as to identify opportunities where underutilized lease fleet can be sold to generate cash. While overall product utilization was 71% as of December 31, 2016, over 50% of Williams Scotsman’s markets in the United States are operating above 85% on its highest volume products, causing it to redeploy units, allocate capital expenditures, and increase average rental rates.

Expanding Williams Scotsman’s “Ready To Work” Value Proposition.  Williams Scotsman combines product quality and availability, the largest service network in North America, an industry-leading offering of VAPS, and a commitment to customer service to provide increased value to its customers. This attracts new customers, increases customer retention, and increases its margins. Williams Scotsman intends to grow its business by continuing to improve the quality, delivery and service of its products and by continuing to introduce new and innovative products and services that complement its core offering to the most attractive industry and geographic end-markets.

Optimizing Cash Flow Through Strategic Deployment of Capital and Operating Efficiencies.  Williams Scotsman maintains a disciplined focus on its return on capital. As part of this discipline, it diligently considers the potential returns and opportunity costs associated with each investment it makes. Williams Scotsman continually assesses both its existing fleet and customer demand for opportunities to deploy capital more efficiently. Within its existing fleet, it examines the potential cash and earnings generation of an asset sale versus continuing to lease the asset. In addition, Williams Scotsman examines the relative benefits of organic expansion opportunities versus expansion through acquisition to obtain a favorable return on capital. Williams Scotsman has a proven track record of efficiently integrating acquisitions and quickly eliminating operational redundancies while maintaining acquired customer relationships. It manages its maintenance capital expenditures as well as growth capital expenditures to best fit the economic conditions at the time.

Williams Scotsman believes that it is one of the most capital efficient operators in its industry due to its continual focus on disciplined capital allocation and the key commercial levers of pricing, VAPS, and growing units on rent, which each generate attractive incremental returns. Williams Scotsman has implemented a number of fleet management initiatives designed to improve operations and increase profitability, including increasing the standardization of products and improving fleet quality and condition. Williams Scotsman anticipates that these initiatives will increase its efficiency, operating leverage and profitability.

Leveraging Scale Via Acquisitions.  The U.S. market for modular space and portable storage solutions is highly fragmented with approximately two-thirds of the market supplied by regional and local competitors. Williams Scotsman has the broadest network of operating branches in North America, as well as a highly scalable corporate center and management information systems, which positions it well to acquire and integrate other companies. Williams Scotsman intends to pursue acquisitions that will provide immediate increased scale efficiencies to Williams Scotsman’s platform, allowing it to improve returns generated by the acquired assets. Our acquisition strategy could require substantial additional equity and debt financing.

Commercial and Operational Excellence

Williams Scotsman’s sales and marketing team acts as the primary market facing representatives of Williams Scotsman and are responsible for fielding calls, visiting customers, developing solutions for customers’ needs, quoting prices, and negotiating and handling orders. Williams Scotsman’s marketing group is responsible for advancing Williams Scotsman’s brand, developing the “Ready To Work” value proposition, product management, generating leads for the sales team through all available channels, and supporting the sales organization with promotional and educational material for its customers. The support services group handles customer service inquiries, billing, collections and other support functions, allowing the sales and marketing team to focus on addressing the needs of Williams Scotsman’s customers. Williams Scotsman’s marketing programs emphasize the convenience and cost-savings that result by choosing “Ready To Work” solutions and differentiates Williams Scotsman from its competitors.

Williams Scotsman’s administrative support services and scalable management information systems enhances its service by enabling it to access real-time information on product availability, status of customer orders, customer usage history, and rates. Williams Scotsman has also deployed standardized operational processes, procedures and tools, as well as a continuous improvement philosophy, to monitor and improve productivity, quality, delivery and responsiveness. Williams Scotsman believes that this system has enabled it to shorten its lead times and achieve higher levels of on-time delivery, better product quality and availability, and faster response times. Due to its broad geographic reach, Williams Scotsman believes its standardized operations allow it to further differentiate itself from many of its local competitors by providing consistent service on a national basis.

Leases

Approximately 90% of new lease orders are on Williams Scotsman’s standard lease agreement or pre-negotiated master lease or national account agreements. The durations of Williams Scotsman’s leases vary, and leases for units are typically renewable on a month-to-month basis after their expiration. While the initial contractual term of Williams Scotsman’s leases is typically shorter, the average actual lease duration of our current lease portfolio (including month-to-month renewals) is 35 months. In addition to the monthly lease rates, customers are responsible for the costs of delivery and set-up, dismantling and pick-up, customer-specified modifications, costs to return custom modifications back to standard configuration at end of lease, and any loss or damage beyond normal wear and tear. Williams Scotsman’s leases generally require customers to maintain liability and property insurance covering the units during the lease term and to indemnify Williams Scotsman from losses caused by the negligence of the customer or their employees.

Branch Network

As a key element to Williams Scotsman’s market leadership strategy, it maintains a network of over 90 branches and additional drop lots. Since geographic proximity to customers is a competitive advantage in the modular space and portable storage industry, Williams Scotsman believes that its strategy of employing a broad branch network allows it to better serve its existing customers and attract new customers. This network enables Williams Scotsman to increase its product availability and customer service within its regional and local markets. Customers benefit from improved service and response times, reduced time to occupancy, better access to sales representatives, and lower freight costs which are typically paid by the customer. Williams Scotsman benefits because it is able to spread regional overhead and marketing costs over a larger lease base, redeploy units within its branch network to optimize utilization, enhance its competitive position by providing ample local supply, and offer profitable short-term leases which would either not be profitable or would be cost prohibitive to the customer without a local market presence. Williams Scotsman believes that the geographic diversity of its branch network reduces its exposure to changes related to a given region, while presenting it with significant growth opportunities.

Williams Scotsman’s branches typically have a sales staff dedicated to the local market, with transportation personnel responsible for delivery and pick-up of its units and yard personnel responsible for loading and unloading units and performing modifications, repairs and maintenance. Its branch staff report to local Branch Operations Leaders who, along with the local sales staff, report to geographically aligned General Managers. The General Managers report to one of the Regional Vice Presidents.

Procurement and Maintenance of Fleet

Williams Scotsman has made significant investments in its lease fleet, which consists of approximately 76,000 modular space and portable storage units with a gross book value of approximately $1.1 billion and $1.2 billion as of December 31, 2016 and June 30, 2017, respectively. The average age of its fleet is approximately 14 years. Williams Scotsman closely monitors fleet capital expenditures, which include fleet purchases and capitalized costs of improving existing units. Management employs a structured quarterly process to review fleet requirements by region and determine the most capital efficient means of supplying fleet to meet demand. This process results in centrally-managed quarterly capital allocations to the field organization. Supply shortages are reviewed centrally to determine if units may be transferred from other regions or refurbished locally, and any remaining fleet requirements for new fleet are then subject to Williams Scotsman’s internal rate of return thresholds. Typically, the timeline from identifying a need for incremental fleet to taking delivery can range from weeks to months depending on the customer urgency, type of product desired, and manufacturing capacity.

Williams Scotsman sources its units with no significant dependence on any particular supplier.

Williams Scotsman believes that its fleet purchases are flexible and can be adjusted to match business needs and prevailing economic conditions. It has no long-term purchase contracts with manufacturers and can modify its capital spending activities to meet customer demand. In addition, given the long economic life and durability of its rental equipment, it does not have the fleet replacement issues faced by many general equipment leasing companies whose estimated economic life for their fleet assets are generally significantly shorter, due to more complex maintenance of mechanical components, technological obsolescence, and short hourly, daily, and weekly lease cycles. Each of Williams Scotsman’s leasing units typically undergoes general maintenance at the end of its lease term, such as cleaning and repairs, and approximately 40% of its modular space units as of June 30, 2017 had received a more significant refurbishment during the course of its life. These refurbishments extend the economic life of the assets and return the units to a rentable condition. Williams Scotsman generally has the flexibility to defer certain maintenance to adjust to its needs and the prevailing economic conditions, in part due to the durability and relative simplicity of its products. Williams Scotsman’s net capital expenditures were approximately $44 million and $104 million for the years ended December 31, 2016 and 2015, respectively, and $41 million for the six months ended June 30, 2017.

Williams Scotsman supplements its fleet spending with acquisitions. Although the timing and amount of acquisitions are difficult to predict, it considers its acquisition strategy to be opportunistic and will adjust fleet spending patterns as acquisition opportunities become available. Williams Scotsman believes that it has attractive expansion opportunities by further increasing its scale and density in its existing markets. It plans to selectively pursue complementary acquisitions that enhance or diversify its product lines, enhance its existing customer relationships, and leverage its existing scale and infrastructure.

Fleet Management Information Systems

Williams Scotsman’s proprietary management information systems are instrumental to the management of its fleet which consists of over 34 million square feet of relocatable space and includes approximately 76,000 units across the United States, Canada, and Mexico. These systems enable advanced customer relationship management, price optimization, and marketing efforts and allow management to monitor operations at its branches on a daily, weekly and monthly basis. Lease fleet information is updated daily at the branch level and verified through a periodic physical inventory by branch personnel as well as internal and external fleet audits. This provides management with online access to utilization, lease fleet unit levels and rental revenue by branch or geographic region. In addition, an electronic file for each unit showing its lease history and current location/status is maintained in the information system. Branch sales people utilize the system to obtain information regarding unit condition and availability. The database tracks individual units by serial number and provides comprehensive information including cost, condition and other financial and unit specific information.

Competition

Although Williams Scotsman’s competition varies significantly by local market, the modular space and portable storage industry, in general, is highly competitive and fragmented. Williams Scotsman believes that participants in its industry compete on the basis of customer relationships, price, service, delivery speed, and breadth and quality of equipment and additional services offered. It typically competes with one or more local providers in all of its markets, as well as a limited number of national and regional companies. Some of its competitors may have greater market share in certain areas. Significant modular space and portable storage competitors include Modspace, Inc., Mobile Mini, Mobile Modular, Acton Mobile, Pac-Van, and ATCO Structures & Logistics. Numerous other regional and local companies compete in individual markets.

Employees

As of June 30, 2017, Williams Scotsman had approximately 1,300 employees. Williams Scotsman has collective bargaining agreements with approximately 2.22% of its employees as of June 30, 2017.

Intellectual Property

Williams Scotsman owns a number of trademarks important to the business. Its material trademarks are registered or pending applications for registrations in the U.S. Patent and Trademark Office and various non-U.S. jurisdictions. It operates primarily under the Williams Scotsman brand and as Hawaii Modular Space in the state of Hawaii.

Regulatory and Environmental Compliance

Williams Scotsman is subject to certain United States federal, state, and local and foreign environmental, transportation, anti-corruption, import controls, health and safety, and other laws and regulations. The business incurs significant costs to comply with these laws and regulations, but from time to time it may be subject to additional costs and penalties as a result of non-compliance. The discovery of currently unknown matters or conditions, new laws and regulations or different enforcement or interpretation of existing laws and regulations could materially harm its business or operations in the future.

Williams Scotsman is subject to United States federal, state, and local and foreign laws and regulations that govern and impose liability for activities which may have adverse environmental effects, including discharges into air and water and handling and disposal of hazardous substances and waste. To date, no environmental matter has been material to its operations. Based on management’s assessment, Williams Scotsman believes that any environmental matters relating to it of which it is currently aware will not be material to its overall business or financial condition.

The jurisdictions in which Williams Scotsman operates are also subject to anti-bribery laws and regulations, such as the FCPA. These regulations prevent companies and their officers, employees and agents from making payments to officials and public entities of foreign countries to facilitate obtaining new contracts. Violations of these laws and regulations may result in criminal sanctions and significant monetary penalties.

A portion of Williams Scotsman’s units are subject to regulation in certain states under motor vehicle and similar registrations and certificate of title statutes. Management believes that Williams Scotsman has complied in all material respects with all motor vehicle registration and similar certificate of title statutes in states where such statutes clearly apply to modular space units. Williams Scotsman has not taken actions under such statutes in states where it has been determined that such statutes do not apply to modular space units. However, in certain states, the applicability of such statutes to modular space units is not clear beyond doubt. If additional registration and related requirements are deemed to be necessary in such states or if the laws in such states or other states were to change to require Williams Scotsman to comply with such requirements, it could be subject to additional costs, fees and taxes as well as administrative burdens in order to comply with such statutes and requirements. Management does not believe that the effect of such compliance will be material to Williams Scotsman’s business and financial condition.

Properties

Corporate Headquarters

Williams Scotsman’s headquarters are located in Baltimore, Maryland. Its executive, financial, accounting, legal, administrative, management information systems and human resources functions operate from this single, leased office.

Branch Locations

Williams Scotsman operates over 90 branch locations across the United States, Canada, and Mexico. Collectively, it leases approximately 80% of its branch properties and owns the balance.

Management believes that none of Williams Scotsman’s properties, on an individual basis, is material to its operations, and it also believes that satisfactory alternative properties could be found in all of its markets if ever necessary.

Legal Proceedings and Insurance

Williams Scotsman is involved in various lawsuits, claims and legal proceedings, the majority of which arise out of the ordinary course of business. The nature of Williams Scotsman’s business is such that disputes occasionally arise with vendors including suppliers and subcontractors, and customers over warranties, contract specifications and contract interpretations among other things. Williams Scotsman assesses these matters on a case-by-case basis as they arise. Reserves are established, as required, based on its assessment of exposure. Williams Scotsman has insurance policies to cover general liability and workers’ compensation related claims. In the opinion of management, the ultimate amount of liability not covered by insurance, if any, under such pending lawsuits, claims and legal proceedings will not have a material adverse effect on its financial condition or results of operations. See Williams Scotsman’s audited consolidated financial statements and the notes thereto for additional detail.

Management

The following table sets forth information regarding the executive officers of WSII who are anticipated to be executive officers of WSC, following the business combination.

Name	Age	Position(s) at WSII
Bradley L. Soultz	48	President and Chief Executive Officer
Timothy D. Boswell	38	Vice President, Finance and Treasurer
Bradley L. Bacon	43	Vice President, General Counsel & Corporate Secretary

Executive Officers

For biographical information concerning the above persons, see the section entitled “Management of WSC After the Business Combination — Management and Board of Directors.”

WSII Executive Compensation

Introduction

This section provides an overview of WSII’s executive compensation program, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below.

For the year ended December 31, 2016, WSII’s named executive officers were:

•	Bradley L. Soultz, who has served as WSII’s President and Chief Executive Officer since January 2014;
•	Timothy D. Boswell, who has served as WSII’s Vice President, Finance and Treasurer since January 2016;
•	Bradley L. Bacon, who has served as WSII’s Vice President, General Counsel & Corporate Secretary since August 2017.

The objective of WSII’s compensation program is to provide a total compensation package to each named executive officer that will enable WSII to attract, motivate and retain outstanding individuals, reward named executive officers for performance and align the financial interests of each named executive officer with the interests of WSII’s stockholders to encourage each named executive officer to contribute to WSII’s long-term performance and success.

The compensation program for WSII’s named executive officers currently consists of the following elements: base salary, performance-based cash incentive awards, equity-based incentive compensation, and severance and change of control benefits. Historically, the compensation committee of A/S Holding’s board of managers has determined the compensation for WSII’s named executive officers.

Except as otherwise specifically indicated herein, all historical Algeco Group long-term incentive arrangements or transaction-based compensation arrangements for the named executive officers of WSII will be settled as of and will not survive the completion of the business combination.

Employment Agreements

Bradley L. Soultz

Contemporaneous with the business combination, WSII expects to enter into an employment agreement with Mr. Soultz. The agreement will provide for an initial employment term of 36 months, with automatic successive one year extensions after the end of the initial term, unless either party provides a non-renewal notice to the other party at least 120 days before the expiration of the initial term or the renewal term, as applicable. Mr. Soultz’s agreement will provide for an annual base salary of $600,000, along with a short term incentive target of $800,000, or 133% of annual salary and a long term incentive annual allocation of $1,000,000, or 125% of the short term incentive target — of 50% time-vested options and 50% restricted stock vesting ratably over four years. Upon the occurrence of an initial public offering, Mr. Soultz is entitled to certain additional benefits including a $1,600,000 one-time grant of 50% time-vested stock options and 50% restricted stock at the closing of such offering. Mr. Soultz’s agreement also includes a 12 month non-competition and non-solicitation provision.

If Mr. Soultz’s employment is terminated other than for cause, he will be entitled to 12 months base salary plus a pro-rata bonus for the year of termination, based on actual performance plus accrued and unpaid benefits and health insurance continuation for the severance period. If Mr. Soultz’s employment is terminated other than for cause, within the first year of either his initial long term incentive grant of $1,600,000 or his first annual long term incentive grant of $1,000,000, 25% of the respective grant will vest. In the event of a change of control, if Mr. Soultz is terminated other than for cause within 12 months of such change of control, he will be entitled to 150% of his base salary, his target annual incentive award and a pro rata portion of his target bonus as well as a continuation of his health insurance for the severance period and vesting of any unvested equity awards. For more information see “— Potential Payments Upon Termination or Change of Control.”

Timothy D. Boswell

Contemporaneous with the business combination, WSII expects to enter into an employment agreement with Mr. Boswell. The letter will provide for an initial employment term of 36 months, with automatic successive one year extensions after the end of the initial term, unless either party provides a non-renewal notice to the other party at least 120 days before the expiration of the initial term or the renewal term, as applicable. Mr. Boswell’s letter will provide for an annual base salary of $375,000, along with a short term incentive target of $225,000, or 60% of annual salary and a long term incentive annual allocation of $300,000, or 133% of the short term incentive target — of 50% time-vested options and 50% restricted stock vesting ratably over four years. Upon the occurrence of an initial public offering, Mr. Boswell is entitled to certain additional benefits including a $500,000 one-time grant of 50% time vested stock options and 50% restricted stock at the closing of such offering. Mr. Boswell’s agreement also includes a 12 month non-competition and non-solicitation provision.

If Mr. Boswell’s employment is terminated other than for cause, he will be entitled to 12 months base salary plus a pro rata bonus for the year of termination based on actual performance plus accrued and unpaid benefits and health insurance continuation for the severance period. If Mr. Boswell’s employment is terminated other than for cause, within the first year of either his initial long term incentive grant of $500,000 or his first annual long term incentive grant of $225,000, 25% of the respective grant will vest. In the event of a change of control, if Mr. Boswell is terminated other than for cause within 12 months of such change of control, he will be entitled to his full base salary plus target annual incentive awards, his pro rata target bonus and health insurance continuation for the severance period, along with vesting of any unvested equity awards. For more information see “— Potential Payments Upon Termination or Change of Control.”

Bradley L. Bacon

WSII entered into an employment letter with Mr. Bacon on August 28, 2017. Mr. Bacon’s employment is “at will,” and his employment letter does not include a specific term. Mr. Bacon’s letter provides for an annual base salary of $292,500, along with a short term incentive target of $175,500, or 60% of annual salary and a long term incentive annual allocation of $175,500, or 60% of annual salary. Mr. Bacon also received a $30,000 signing bonus. Upon the commencement of the long term incentive plan, Mr. Bacon will also receive an initial award equal to $175,500, or 60% of annual salary. Mr. Bacon will also be eligible to receive a bonus equal to $30,000, which must be repaid in full should Mr. Bacon resign from WSII or be terminated for cause prior to December 31, 2018.

If Mr. Bacon’s employment is terminated other than for cause, he is entitled to 12 months base salary plus a pro rata bonus for the year of termination based on actual performance plus accrued and unpaid benefits and health insurance continuation for the severance period.

Base Salary

WSII pays base salaries to attract, recruit and retain qualified employees. The base salaries for the 52-week period ended December 23, 2016 for WSII’s named executive officers were determined by A/S Holdings’ board of managers, which takes into account the initial base amount set forth in the executive’s employment agreement or employment letter, as applicable, and the scope of the executive’s responsibilities, individual contributions, prior experience and sustained performance. The executives’ respective base salaries for the year ended December 31, 2016 are set forth in the table below.

Named Executive Officer	Year ended December 31, 2016 Base Salary
Bradley L. Soultz	$379,040.00
Timothy D. Boswell	$282,562.40
Bradley L. Bacon(1)	N/A

(1)	Mr. Bacon was hired by WSII in August 2017.

Performance-Based Cash Incentive Compensation — Short-Term

WSII’s named executive officers are eligible to participate in its annual performance-based short-term cash incentive plan. The annual percentage bonus targets for each named executive officer are set forth in their employment agreement or employment letter, as applicable.

Each of Mr. Soultz and Mr. Boswell participated in the annual performance-based short-term cash incentive plan for the year ended December 31, 2016 (the “2016 STIP”). The 2016 STIP applicable to the named executive officers was based upon achievement of financial objectives of which 100% was tied to North America targets, each as defined in the 2016 STIP. Based on WSII’s overall achievement of the performance goals, WSII’s named executive officers each earned 111.0% of their target performance-based goal. Each named executive officer’s target incentive (expressed as a percentage of base salary and as a dollar amount), maximum incentive (if applicable), performance factors and weightings, level of achievement of the performance factors for the year ended December 31, 2016 award amounts are set forth in the table below.

Name	Base Salary ($)	Target Incentive (as Percentage of Base Salary) (%)	Target Incentive ($)	Maximum Incentive ($)	Performance Factors and Weightings	Achievement (%)	2016 Award ($)
Bradley L. Soultz	$379,040.00	84%	$317,613.33	$635,266.66	H1 EBITDA- NA: 35% H2 EBITDA- NA: 35% LRD/VRD- NA: 30%	113, 95, 90%	$352,596.93
Timothy D. Boswell	$282,562.40	48%	$134,691.63	$269,383.26	H1 EBITDA- NA: 35% H2 EBITDA- NA: 35% LRD/VRD- NA: 30%	113, 95, 90%	$149,527.27
Bradley L. Bacon	NA

Performance-Based Cash Incentive Compensation — Medium-Term

Mr. Soultz and Mr. Boswell have received awards under WSII’s three-year performance-based medium-term cash incentive plan. The three-year dollar bonus targets for each named executive officer are set forth in their employment agreement or employment letter, as applicable.

Mr. Soultz and Mr. Boswell participated in the three-year performance-based medium-term cash incentive plan for the three year period ended December 31, 2016 (the “2014-16 MTIP”). The 2014-16 MTIP applicable to the named executive officers is based upon achievement of financial objectives of which 66.67% was tied to 2014 and 2015 AS EBITDA targets and 33.33% was tied to 2016 Williams Scotsman EBITDA, each as defined in the 2014-16 MTIP. Based on WSII’s overall achievement of the performance goals, WSII’s named executive officers each earned 78% of their target performance-based goal. Each named executive officer’s target incentive (expressed as a percentage of base salary and as a dollar amount), maximum incentive (if applicable), performance factors and weightings, level of achievement of the performance factors for the year ended December 31, 2016 award amounts are set forth in the table below.

Name	Base Salary ($)	Target Incentive (as Percentage of Base Salary) (%)	Target Incentive ($)	Maximum Incentive ($)	Performance Factors and Weightings	Achievement (%)	2014-16 Award ($)
Bradley L. Soultz	$379,040.00	26.4%	$100,000	$150,000	2014 AS EBITDA 33.3% 2015 AS EBITDA 33.3% 2016 WS EBITDA 33.3%	95.66%	$78,000
Timothy D. Boswell	$282,562.40	15.9%	$45,000	$67,500	2014 AS EBITDA 33.3% 2015 AS EBITDA 33.3% 2016 WS EBITDA 33.3%	95.66%	$35,100

The three-year performance-based medium-term cash incentive plan was discontinued following the grant of awards targets for the three year period ending December 31, 2017 (the “2015-17 MTIP”). Payouts, if any, under the 2015-17 MTIP are expected to be made in March 2018.

Name	Base Salary ($)(1)	Target Incentive (as Percentage of Base Salary) (%)	Target Incentive ($)	Maximum Incentive ($)	Performance Factors and Weightings	Achievement (%)	2015-17 Award ($)
Bradley L. Soultz	$394,201.60	25.4%	$100,000	$150,000	2015 AS EBITDA 33.3% 2016 WS EBITDA 33.3% 2017 WS EBITDA 33.3%
Timothy D. Boswell	$296,690.52	21.9%	$65,000	$97,500	2015 AS EBITDA 33.3% 2016 WS EBITDA 33.3% 2017 WS EBITDA 33.3%
Bradley L. Bacon	NA

(1)	Base Salary as of 8/1/2017

Performance-Based Incentive Compensation — Long-Term

WSII provides long-term equity-linked incentive compensation to its named executive officers because it links WSII’s long-term results achieved for WSII’s stockholders and the rewards provided to named executive officers, thereby ensuring that such named executive officers have a continuing stake in WSII’s long-term success. Historically, WSII has granted long-term equity-linked incentive awards to its named executive officers from time-to-time, but WSII typically does not grant additional awards annually. Mr. Soultz and Mr. Boswell participate in Algeco Global’s Long-Term Equity Incentive Plan and Deferred Compensation Plan (together, the “LTEIP”) and Algeco Global’s Long-Term Cash Incentive Plan (the “LTCIP”).

Under the LTEIP, Mr. Soultz and Mr. Boswell have purchased shares of Algeco Scotsman Management S.C.A. (“ASM”), a subsidiary of A/S Holding that is not a subsidiary of WSII. Other than the potential payout described below, holders of shares of ASM have no rights. Participants in the LTEIP are entitled to a payout, the amount of which depends on the enterprise value (“EV”) of Algeco Global at a sale (of all equity securities or substantially all assets), listing or liquidation (“Exit”). The payout increases as the EV increases and is payable in either cash or shares depending on the level of EV.

Under the LTCIP, annual allocations are made to a bonus pool based on the annual performance of Algeco Global and are payable, in certain circumstances, on an Exit (which, for purposes of the LTCIP does not include a liquidation). The participating named executive officers vest over a four-year period beginning with the effective date of their award and fully vest, if sooner, at an Exit.

At an Exit, the participating named executive officers will receive the higher of the award under the LTEIP or the LTCIP. Payment will be made under the LTEIP first, with any additional amount, if applicable, paid from the LTCIP. Any amounts payable under the LTCIP are payable in cash.

In regards to these long term incentive plans, every year the Algeco Group engages KPMG to prepare an estimate of the Enterprise Value of the Company. The last estimate was prepared as of December 31, 2016 and the Estimated Liability for the LTEIP and LTCIP plans was determined using KPMG’s estimate as of December 31, 2016. The plans were designed to work together, so for those employees who participated in both the LTEIP and LTCIP programs, they are paid the higher of the LTEIP or LTCIP.

As the LTCIP is substantially higher than the LTEIP, the LTCIP is the amount that would be paid for those employees. There are certain participants who only participated in the LTEIP. For those employees, they are only entitled to their LTEIP benefit. Again, the estimate of their LTEIP amount is based on the December 31, 2016 KPMG valuation. The final liability will be determined based on actual #s when there is a Company Exit (generally AS is either sold or taken public, but refer to the LTEIP and LTCIP documents for the definitive language).

The estimated fair value of the payout, based upon the estimated EV of Algeco Global provided by KPMG, under the LTEIP and the LTCIP upon an Exit that would be associated with WSII’s participating named executive officers was €1,694,116 at December 31, 2016 for the LTCIP.

Benefits and Perquisites

WSII offers health and welfare benefits and life insurance to its named executive officers on the same basis that these benefits are offered to its other eligible employees. WSII also offers a 401(k) plan to its eligible employees. WSII’s named executive officers participate in its 401(k) on the same basis as its other eligible employees.

WSII provides limited perquisites to our named executive officers, including benefits offered to all full-time regular employees, plus company-paid Executive Long-Term Disability. For additional information, see “— Summary Compensation Table.”

Year Ended December 31, 2016 Summary Compensation Table

The following table sets forth information regarding compensation earned by WSII’s named executive officers during the year ended December 31, 2016.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)	All Other Compensation ($)(2)	Total ($)
Bradley L. Soultz, President & Chief Executive Officer	2016	$379,040.00	$505,596.93	—	$75,015.00	$884,651.93
Timothy D. Boswell, Vice President, Finance and Treasurer	2016	$282,562.40	$234,627.27	—	$51,159.22	$518,348.89
Bradley L. Bacon, Vice President, General Counsel & Corporate Secretary(3)	2016	N/A	N/A	N/A	N/A	N/A

(1)	Represents amounts earned by the named executive officers under the 2016 STIP for fiscal 2016 and the 2014-16 MTIP for fiscal 2014-16; see “— WSII Executive Compensation — Performance-Based Cash Incentive Compensation — Short-Term” and “— WSII Executive Compensation — Performance-Based Cash Incentive Compensation — Medium-Term and a retention and recognition award.”

(2)	Amounts in this column are detailed in the table below:

Name	401(k) Match ($)	Insurance ($)	Car Allowance ($)	Commuting ($)	Life Insurance ($)	Total All Other Compensation ($)
Bradley L. Soultz	$11,925.00	$19,818.22	$15,000	$0	$116.32	$75,015.50
Timothy D. Boswell	$9,923.77	$17,619.85	$15,000	$0	$116.32	$51,159.22
Bradley L. Bacon	N/A
(3)	Mr. Bacon was not an executive officer of WSII during the fiscal year ended December 31, 2016. He joined WSII in August 2017 and is expected to continue as an executive officer of WSC post business combination.

Outstanding Equity Awards

See “— WSII Executive Compensation — Performance-Based Incentive Compensation — Long-Term.” WSII does not currently have any outstanding equity awards.

Potential Payments Upon Termination or Change of Control

Certain executives of WSII, including Mr. Boswell and Mr. Soultz, may be entitled to payments in connection with the business combination under the Williams Scotsman, Inc. Change of Control Plan, effective as of the closing date of the business combination (the “COC Plan”). The COC Plan will provide that an account will be established by Williams Scotsman, Inc. as of the date on which the transaction between the Sellers and DEAC with respect to WSII is consummated (the “closing date”) for each participant entitling the participant to a specified amount, payable in accordance with the terms and conditions of the plan and applicable award agreement. Provided that the participant continues to be employed with WSII or a member of the Algeco Group prior to the closing date, each participant’s account under the COC Plan will vest on the closing date. The amount of each participant’s account will be payable to the participant in full in a single lump-sum cash payment as soon as administratively practicable following the closing date, and following the participant’s waiver and release of claims becoming effective and irrevocable, but, in any event, no later than two-and-one-half (2 ½) months after the end of the plan year in which the closing date occurs (subject to certain exceptions). All amounts payable under the COC Plan will be funded by the Algeco Group. As a condition of participation in the COC Plan, each participant is required to irrevocably waive and forego the right to receive any payments under the LTCIP and the LTEIP. As of October 31, 2017, the total amount payable under the COC Plan to the executives of WSII was $4,191,508.68.

Also see “Management — WSII Executive Compensation — Employment Agreements” and “— WSII Executive Compensation — Performance-Based Incentive Compensation — Long-Term.”

Director Compensation

During the year ended December 31, 2016, WSII had no non-employee directors. Employee directors of WSII did not receive additional compensation for their roles as directors during such period.

WSII’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Williams Scotsman International, Inc. and its consolidated subsidiaries’ (“WSII”) financial condition and results of operations should be read in conjunction with the information presented in “Selected Historical Financial Information of WSII” and WSII’s consolidated financial statements and the notes related thereto included elsewhere in this proxy statement/prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements, such as statements regarding WSII’s expectation for future performance, liquidity and capital resources that involve risks, uncertainties and assumptions that could cause actual results to differ materially from WSII’s expectations. WSII’s actual results and timing of selected events may differ materially from those contained in or implied by any forward-looking statements contained herein. Factors that could cause such differences include those identified below and those described in “Cautionary Statement Regarding Forward-Looking Statements,” “Risk Factors,” “Unaudited Pro Forma Condensed Combined Financial Information” and elsewhere in this proxy statement/prospectus.

As explained elsewhere in this proxy statement/prospectus, the discussion and analysis contained in this section relates to WSII, prior to and without giving effect to the Carve-Out Transaction. See “Summary of the Proxy Statement/Prospectus — The Parties to the Business Combination — Williams Scotsman International, Inc.” and “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus.

Overview

WSII is a leading North American business services provider focused on modular space, secure storage solutions and workforce accommodations. WSII’s modular lease fleet consists of approximately 76,000 modular space and storage units and it operates 14 workforce camps. WSII has over 90 branch and depot locations and operates in the United States (“US”), Canada and Mexico.

WSII leases its modular space and portable storage units to customers in diverse end-markets, including commercial and industrial, construction, education, energy and natural resources, government, and other end-markets. To enhance its product and service offerings and its gross profit margin, WSII offers delivery, installation and removal of its lease units and other value-added products and services (“VAPS”), such as the rental of steps, ramps, furniture packages, damage waivers, and other amenities. WSII believes this comprehensive offering, combined with its industry leading customer service capabilities, differentiates it from other providers of rental and business services and is captured in its “Ready To Work” value proposition. WSII also complements its core leasing business by selling both new and used rental units, allowing it to leverage its scale, achieve purchasing benefits and, through used unit sales, lower the average age of its lease fleet. WSII also provides remote facility management solutions to customers working in remote environments through turnkey lodging, catering, transportation, security and logistical services. These turnkey remote accommodations services will be carved out prior to the business combination, however WSII will continue to lease certain assets used for workforce accommodations. WSII’s modular space and remote accommodations products include offices, classrooms, accommodation/sleeper units, work camp products, special purpose spaces and other self-sufficient multi-unit modular structures, which offer its customers flexible, low cost, high quality and timely solutions to meet their space needs, whether short-, medium- or long-term.

Prior to the completion of the proposed business combination and the other transactions contemplated by this proxy statement/prospectus, Algeco/Scotsman Holding S.à.r.l. (“A/S Holdings”) expects to undertake an internal restructuring (the “Carve-Out Transaction”) in which it will transfer certain assets related to WSII’s historical remote accommodations business from WSII to other entities owned by A/S Holdings. To give effect to the impact of the Carve-Out Transaction and to differentiate the historical entity prior to the Carve-Out Transaction from the entity that will participate in the business combination transaction, references to “WSII” herein refer to the entity and its consolidated subsidiaries prior to the Carve-Out Transaction, as represented by the historical financial statements and the notes thereto included elsewhere in this proxy statement/prospectus. We refer to WSII following the Carve-Out Transaction, as “Williams Scotsman.”

WSII’s Business Model

WSII’s core leasing model is characterized by recurring revenue driven by leases on long-lived assets that require modest maintenance capital expenditures. WSII’s average lease duration is approximately 35 months. WSII typically recoups its initial investment in purchased units in approximately 36 months, which allows it to obtain significant value over the economic life of its units, which can exceed 20 years. The average age of WSII’s fleet compared to its economic life provides the company with financial flexibility, allowing it to maintain its cash flow generation during economic downturns by temporarily reducing capital expenditures, without significantly impairing the fleet’s value.

WSII operates in two principal lines of business: (i) modular leasing and sales, and (ii) remote accommodations, which are managed separately. The remote accommodations business is considered a single reportable segment, and will not be included as part of Williams Scotsman on a go-forward basis as a result of the Carve-Out Transaction. Modular leasing and sales is comprised of two reportable segments: Modular — US, comprised of the contiguous 48 states and Hawaii, excluding Alaska (“Modular — US”), and Modular — Other North America, comprised of Canada (including Alaska) and Mexico. See “Summary of the Proxy Statement/Prospectus — The Parties to the Business Combination — Williams Scotsman International, Inc.” for further information about the Carve-Out Transaction. See Note 18 of WSII’s consolidated financial statements for additional information about WSII’s reportable business segments.

WSII’s modular space fleet consists of approximately 58,300 units with a gross book value of approximately $1.0 billion as of June 30, 2017. WSII’s fleet is generally comprised of standardized, versatile products that can be configured to meet a wide variety of customer needs. All of its modular space units are intended to provide convenient, comfortable space for occupants at a location of their choosing.

WSII’s VAPS products are comprised of steps, ramps, furniture, and other product offerings with a gross book value of approximately $0.1 billion as of June 30, 2017. These products are delivered with our modular units in order to provide a “Ready To Work” offering for its customers.

WSII’s portable storage fleet of approximately 17,600 units, with a gross book value of approximately $0.1 billion as of June 30, 2017, is primarily comprised of steel containers, which address customers’ need for secure, on-site storage on a flexible, low-cost basis. WSII’s portable storage fleet provides a complementary product to cross-sell to its existing modular space customers, as well as new customers.

WSII’s remote accommodations business is comprised of approximately 7,800 fully managed rooms with a gross book value of $0.3 billion as of June 30, 2017. WSII’s remote accommodations business provides living and sleeping space solutions, which are typically utilized for workforces in remote locations. The majority of these units offer full suite “hotel-like” rooms to its customers. In addition to leasing these remote accommodations products to its customers, WSII also provides remote facility management solutions which include catering services, recreational facilities and on-site property management.

WSII’s sales business complements its core leasing business by allowing it to offer “one-stop shopping” to customers desiring short-, medium- and long-term space solutions. WSII’s sales business also enhances its core leasing business by allowing it to regularly sell used equipment and replace it with newer equipment. In addition, WSII’s ability to consistently sell used units and generate cash flow from such sales allows it to partially offset the cash required for capital expenditures.

Factors Affecting WSII’s Business

US Litigation Relating to the North American Remote Accommodations Business

WSII’s remote accommodations business, which will not be included as part of Williams Scotsman on a go-forward basis, has one facility that accounted for approximately 58.0% of its remote accommodations rooms on rent as of June 30, 2017. That facility is operated by a customer of WSII on behalf of a US government agency. That US government agency is involved in litigation, to which WSII is not a party, which asserts the US government agency is violating a 1997 consent decree and related settlement agreement. The US government agency is contesting this matter. WSII cannot predict what impact, if any, this litigation will have on the operations of that facility. Any court decision or government action that impacts this facility could affect its financial condition and results of operations.

Amendment of CoreCivic Contract

In October 2016, Target Logistics Management, LLC (“Target Logistics”), the remote accommodations business subsidiary of WSII, which will not be included as part of Williams Scotsman on a go-forward basis, modified its lease and services agreement with CoreCivic, formerly Corrections Corporation of America, regarding the South Texas Family Residential Center. Target Logistics will continue to sublease and provide services at the South Texas Family Residential Center to CoreCivic in Dilley, Texas, as it has since 2014. The modification provides for a lower monthly payment with a new term of five additional years through September 2021. Target Logistics is a sub-contractor to CoreCivic, which is providing residential services to US Immigration and Customs Enforcement at the South Texas Family Residential Center.

Natural Disasters

In the third quarter of 2017, there were several natural disasters in the United States and Mexico, including Hurricane Harvey, Hurricane Irma, Hurricane Maria and an earthquake in Mexico City. See “Risk Factors — Risks Relating to Williams Scotsman’s Business — Williams Scotsman’s operations could be subject to natural disasters and other business disruptions, which could materially adversely affect its future revenue and financial condition and increase its costs and expenses.” WSII was not significantly impacted by Hurricane Maria or the earthquake in Mexico. Due to WSII’s risk management program, Hurricane Harvey and Hurricane Irma, as well as other natural disasters, are not expected to have a materially adverse impact on WSII’s financial position. It is expected that the property losses, incremental costs and lost revenues associated with the third quarter’s natural disasters will be fully covered.

Customers in the oil and gas sector

The Remote Accommodations and Modular — Other North America segments of WSII have experienced declining revenues in the past few years as result of the impact on customers in the oil and gas sector of low crude oil prices. WSII does not anticipate significant further declines as a result of customers in the oil and gas sector as there are now minimal levels of rooms on rent and units on rent to customers in this sector.

Components of WSII’s Consolidated Historical Results of Operations

Revenue

WSII’s revenue consists mainly of leasing, services and sales revenue. WSII derives its leasing and services revenue primarily from the leasing of modular space, portable storage units and remote accommodations. Included in its modular leasing revenue are VAPS such as rentals of steps, ramps, furniture, fire extinguishers, air conditioners, wireless internet access points, damage waivers, and service plans. Modular delivery and installation revenue includes fees that WSII charges for the delivery, setup knockdown and pick-up of its leasing equipment to and from its customers’ premises, and repositioning its leasing equipment. WSII’s remote accommodations leasing and services revenue, which will not be included as part of Williams Scotsman on a go-forward basis, is comprised of the leasing and operation of its remote workforce accommodations where it provides housing, catering, and transportation to meet its customers’ requirements.

The key drivers of changes in WSII’s leasing revenue are:

•	the number of units in its modular lease fleet;
•	the average utilization rate of its modular lease units;
•	the average monthly rental rate per unit including VAPS;
•	the total number of beds under management in remote accommodations;
•	the average remote accommodations rooms on rent; and
•	the average remote accommodations daily rate.

The utilization rate of WSII’s modular lease units is the ratio, at the end of each period, of (i) the number of units in use (which includes units from the time they are leased to a customer until the time they are returned to WSII) to (ii) the total number of units available for lease in WSII’s modular fleet. WSII’s average monthly rental rate per unit for a period is equal to the ratio of (i) its rental income for that period including VAPS but excluding delivery and installation services, to (ii) the average number of modular lease units rented with its customers during that period.

WSII’s average remote accommodations rooms on rent is calculated as (i) the number of rooms on rent at the end each month during the period, divided by (ii) the number of months in the period. WSII’s average remote accommodations daily rate is the ratio of (i) its remote accommodations revenue to (ii) the average daily remote accommodations rooms on rent during that period.

The table below sets forth the average number of units on rent in WSII’s modular lease fleet, the average utilization of WSII’s modular lease units, the average monthly rental rate per unit including VAPS, the average remote accommodation rooms on rent, and the average remote accommodations rate for the periods specified below:

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
Modular space units on rent (average during the period)	40,306	40,950	40,800	41,854	42,523
Average modular space utilization rate	69.1%	68.9%	69.1%	69.2%	68.6%
Average modular space monthly rental rate	$524	$528	$524	$546	$553
Portable storage units on rent (average during the period)	12,749	13,701	13,782	14,670	15,086
Average portable storage utilization rate	72.1%	76.3%	77.0%	79.8%	80.0%
Average portable storage monthly rental rate	$113	$111	$111	$109	$107
Average remote accommodations rooms on rent	3,742	3,704	3,577	4,290	3,398
Average remote accommodations daily rate	$84	$116	$109	$114	$103

In addition to leasing revenue, WSII also generates revenue from sales of new and used modular space and portable storage units to its customers as well as delivery, installation, maintenance, removal services, and other incidental items related to accommodations services for its customers. Included in WSII’s sales revenue are charges for modifying or customizing sales equipment to customers’ specifications.

WSII believes that customers with identified long-term needs for modular space or portable storage solutions prefer to purchase, rather than lease, such units. As a result, shifts in WSII’s end-market mix can affect the proportion of WSII’s revenue derived from its leasing and sales businesses.

Gross Profit

WSII defines gross profit as the difference between its total revenue and its cost of revenue. Cost of revenues associated with WSII’s leasing business includes payroll and payroll-related costs for branch personnel, material and other costs related to the repair, maintenance, storage, and transportation of rental equipment. Cost of revenues associated with WSII’s remote accommodations business includes the costs of running its owned and operated facilities, such as employee costs, catering, transportation, occupancy, and other facilities and services costs. Cost of revenue also includes depreciation expense associated with WSII’s rental equipment and remote accommodations equipment. Cost of revenues associated with its new unit sales business includes the cost to purchase, assemble, transport, and customize units that are sold. Cost of revenues for WSII’s rental unit sales consist primarily of the net book value of the unit at date of sale.

Selling, General and Administrative Expense

WSII’s selling, general, and administrative (“SG&A”) expense includes all costs associated with its selling efforts, including marketing costs and salaries and benefits, including commissions of sales personnel. It also includes WSII’s overhead costs, such as salaries of administrative and corporate personnel and the leasing of facilities it occupies.

Other Depreciation and Amortization

Other depreciation and amortization includes depreciation of all assets other than rental and remote accommodations equipment and includes amortization of WSII’s intangibles assets.

Impairment on Goodwill and Intangible Assets

WSII recognizes goodwill and intangible asset impairment charges associated with its reporting units as a result of declines in the operating results associated with customers in industries on which its performance relies.

Impairment Losses on Rental Equipment

Impairment losses on rental equipment represent the excess of the carrying value of the rental equipment being evaluated for impairment and its estimated fair value.

Restructuring Costs

Restructuring costs include costs associated with certain restructuring plans designed to streamline operations and reduce costs. WSII’s restructuring plans are generally country or region specific and are generally completed within a one year period. The restructuring costs include the cash costs to exit locations and reduce the size of the workforce or facilities in impacted areas. The restructuring costs also include the non-cash impairment associated with certain owned facilities that will be disposed of.

Currency Gains (Losses), net

Currency gains (losses), net include unrealized and realized gains and losses on monetary assets and liabilities denominated in foreign currencies at the reporting date other than WSII’s functional currency.

Change in Fair Value of Contingent Consideration

Contingent consideration represents the change in the fair value of the contingent liability of the Earnout Agreement (as defined below). In connection with its acquisition of Target Logistics in February 2013, WSII entered into an earnout agreement (the “Earnout Agreement”). As more fully disclosed in Note 14 of WSII’s consolidated financial statements, the Earnout Agreement provides the former owners of Target Logistics with the opportunity to earn additional consideration (the “Earnout”) dependent on the cumulative value creation to be achieved over the years between acquisition and an exit event, as defined in the Earnout Agreement. Amounts payable under the Earnout Agreement are to be paid in shares of A/S Holdings if such cumulative value creation goals are achieved.

Other Expense, Net

WSII’s other expense, net primarily consists of the gain or (loss) on disposal of other property, plant and equipment and other financing related costs.

Interest Expense

Interest expense consists of cost of external debt including the WSII’s ABL Revolver and interest due on amounts owed to affiliates.

Interest Income

Interest income consists of interest on notes due from affiliates.

Income Tax Benefit

WSII is subject to income taxes in the United States, Canada and Mexico. Its overall effective tax rate is affected by a number of factors, such as the relative amounts of income WSII earns in differing tax jurisdictions, tax losses in certain jurisdictions where it records a valuation allowance against such tax losses, and certain non-deductible expenses such as excess interest expense and certain stewardship costs. The rate is also affected by discrete items that may occur in any given year, such as reserves for uncertain tax positions. These discrete items may not be consistent from year to year. Income tax expense, deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect WSII’s best estimate of current and future taxes to be paid.

Results of Operations

WSII’s consolidated statements of net loss for the six months ended June 30, 2017 and 2016 are presented below:

	Six Months Ended June 30		2017 vs. 2016 $ Change
	2017	2016
Revenues
Leasing and services revenue:
Modular leasing	$141,941	$142,595	$(654)
Modular delivery and installation	41,953	40,134	1,819
Remote accommodations	58,565	82,245	(23,680)
Sales:
New units	14,882	18,938	(4,056)
Rental units	10,622	11,279	(657)
Total revenues	267,963	295,191	(27,228)
Costs
Cost of leasing and services:
Modular leasing	40,442	36,052	4,390
Modular delivery and installation	40,472	36,956	3,516
Remote accommodations	24,738	27,095	(2,357)
Cost of sales:
New units	10,486	13,778	(3,292)
Rental units	6,283	4,524	1,759
Depreciation on rental equipment	46,736	53,792	(7,056)
Gross profit	98,806	122,994	(24,188)
Expenses
Selling, general and administrative expense	70,944	78,012	(7,068)
Other depreciation and amortization	6,339	7,080	(741)
Restructuring costs	1,738	1,522	216
Currency (gains) losses, net	(8,549)	4,722	(13,271)
Other expense, net	601	371	230
Operating income	27,733	31,287	(3,554)
Interest expense	55,988	47,769	8,219
Interest income	(6,093)	(5,241)	(852)
Loss before income tax	(22,162)	(11,241)	(10,921)
Income tax benefit	(6,087)	(3,263)	(2,824)
Net loss	$(16,075)	$(7,978)	$(8,097)

Comparison of Six Months Ended June 30, 2017 and 2016

Revenue:  Total revenue decreased $27.2 million, or 9.2%, to $268.0 million for the six months ended June 30, 2017 from $295.2 million for the six months ended June 30, 2016. The decrease was primarily the result of a 28.7% decline in remote accommodations revenue due to lower camp occupancy as well as a 37.9% decline in modular leasing in the Modular — Other North America business segment, both attributable to reduced demand from the upstream oil and gas sector offset by an increase in modular leasing and modular delivery and installation revenue in the US due to stable to improving economic conditions, increased pricing and sales productivity, and increased customer demand for modular space products and VAPs. New unit sales revenue decreased 21.7% driven by declines in the US and a shift away from large, permanent modular sale projects.

Average modular units on rent for the six months ended June 30, 2017 and 2016 were 53,055 and 54,651, respectively. The decrease was mainly due to declines in portable storage units in the US, as well as by declines in modular space rentals in the Modular — Other North America business segment related to reduced demand from the upstream oil and gas sector due to lower customer spending on the construction and development of new projects due to current oil prices, and the completion of existing contracts and projects. These decreases were partially offset by increased modular space units on rent in the US. The average modular utilization rate during the six months ended June 30, 2017 was 69.8%, as compared to 70.6% during the six months ended June 30, 2016. The decrease in average modular utilization rate was driven by the reductions in portable storage units on rent as a result of lower investment in the portable storage business and the focus of sales and capital resources on growing modular space units on rent and related VAPs. The remote accommodations average rooms on rent and average daily rate was 3,742 and $84, respectively during the six months ended June 30, 2017, as compared to 3,704 and $116, respectively during the six months ended June 30, 2016. The declines in both rooms on rent and average daily rates were also due to reduced upstream oil and gas sector demand. WSII anticipates a reduction in the average remote accommodations daily rate in 2017 associated with the modification of its lease and services agreement with CoreCivic.

Gross Profit:  WSII’s gross profit was 36.9% and 41.7% for the six months ended June 30, 2017 and 2016, respectively. WSII’s gross profit, excluding the effects of depreciation, was 54.3% and 59.9% for the six months ended June 30, 2017 and 2016, respectively.

Gross profit decreased $24.2 million, or 19.7%, to $98.8 million for the six months ended June 30, 2017 from $123.0 million for the six months ended June 30, 2016. The decrease in gross profit is a result of the revenue declines discussed above. The decrease in gross profit percentage is a result of a reduction in modular leasing and remote accommodations revenue and utilization rates, compressing margins as WSII continued to incur leasing costs for the remote accommodations business.

SG&A:  SG&A expense decreased $7.1 million, or 9.1%, to $70.9 million for the six months ended June 30, 2017, compared to $78.0 million for the six months ended June 30, 2016. This change is a result of lower legal and professional fees and employee costs.

Other Depreciation and Amortization:  Other depreciation and amortization decreased $0.8 million, or 11.3%, to $6.3 million for the six months ended June 30, 2017, compared to $7.1 million for the six months ended June 30, 2016 primarily as a result of reduced capital expenditures in 2016.

Restructuring Costs:  Restructuring costs were $1.7 million for the six months ended June 30, 2017 as compared to $1.5 million for the six months ended June 30, 2016. The restructuring charges relate primarily to a restructuring in the remote accommodations segment in 2017 and WSII’s corporate function in 2017 and 2016 and consist primarily of employee termination costs.

Currency Gains (Losses), net:  Currency gains, net increased by $13.2 million to an $8.5 million currency gain for the six months ended June 30, 2017 compared to a $4.7 million currency loss for the six months ended June 30, 2016. The increase in currency gains was primarily attributable to the impact of foreign currency exchange rate changes on intercompany receivables denominated in a currency other than the US dollar. WSII’s currency gains (losses), net are primarily attributable to fluctuations in the US dollar/Euro and the US dollar/British pound sterling, which both strengthened to the US dollar in 2017 and weakened to the US dollar in 2016 creating the unrealized currency gains in 2017 and unrealized currency losses in 2016.

Other Expense, Net:  Other expense, net was $0.6 million for the six months ended June 30, 2017 and $0.4 million for the six months ended June 30, 2016.

Interest Expense:  Interest expense increased $8.2 million, or 17.2%, to $56.0 million for the six months ended June 30, 2017 from $47.8 million for the six months ended June 30, 2016. This increase is primarily due to an increase in other debt, including capital leases.

Interest Income:  Interest income increased $0.9 million, or 17.3%, to $6.1 million for the six months ended June 30, 2017 from $5.2 million for the six months ended June 30, 2016. This increase is primarily due to an increase in the principal balance of notes due from affiliates.

Income Tax Benefit:  Income tax benefit increased $2.8 million to $6.1 million benefit for the six months ended June 30, 2017 compared to a $3.3 million benefit for the six months ended June 30, 2016. The increase in income tax benefit was principally due to the increase in WSII’s net loss during the six months ended June 30, 2017, offset by permanent differences impacting the effective rate.

WSII’s consolidated statements of net loss for the years ended December 31, 2016, 2015 and 2014 are presented below:

	Year ended December 31			2016 vs. 2015 $ Change	2015 vs. 2014 $ Change
	2016	2015	2014
Revenues
Leasing and services revenue:
Modular leasing	$283,550	$300,212	$308,888	$(16,662)	$(8,676)
Modular delivery and installation	81,892	83,103	83,364	(1,211)	(261)
Remote accommodations	149,467	181,692	139,468	(32,225)	42,224
Sales:
New units	39,228	54,359	87,874	(15,131)	(33,515)
Rental units	21,942	15,661	24,825	6,281	(9,164)
Total revenues	576,079	635,027	644,419	(58,948)	(9,392)
Costs
Cost of leasing and services:
Modular leasing	75,516	80,081	78,864	(4,565)	1,217
Modular delivery and installation	75,359	77,960	73,670	(2,601)	4,290
Remote accommodations	51,145	73,106	67,368	(21,961)	5,738
Cost of sales:
New units	27,669	43,626	69,312	(15,957)	(25,686)
Rental units	10,894	10,255	16,760	639	(6,505)
Depreciation on rental equipment	105,281	108,024	89,597	(2,743)	18,427
Gross profit	230,215	241,975	248,848	(11,760)	(6,873)
Expenses
Selling, general and administrative expense	152,976	152,452	161,966	524	(9,514)
Other depreciation and amortization	14,048	28,868	32,821	(14,820)	(3,953)
Impairment losses on goodwill	5,532	115,940	—	(110,408)	115,940
Impairment losses on intangibles	—	2,900	—	(2,900)	2,900
Impairment losses on rental equipment	—	—	2,849	—	(2,849)
Restructuring costs	2,810	9,185	681	(6,375)	8,504
Currency losses, net	13,098	12,122	17,557	976	(5,435)
Change in fair value of contingent consideration	(4,581)	(50,500)	48,515	45,919	(99,015)
Other expense, net	1,437	1,160	1,002	277	158
Operating income (loss)	44,895	(30,152)	(16,543)	75,047	(13,609)
Interest expense	97,017	92,817	92,446	4,200	371
Interest income	(10,228)	(9,778)	(9,529)	(450)	(249)
Loss on extinguishment of debt	—	—	2,324	—	(2,324)
Loss before income tax	(41,894)	(113,191)	(101,784)	71,297	(11,407)
Income tax benefit	(10,958)	(41,604)	(13,177)	30,646	(28,427)
Net loss	$(30,936)	$(71,587)	$(88,607)	$40,651	$17,020

Comparison of Years Ended December 31, 2016 and 2015

Revenue:  Total revenue decreased $58.9 million, or 9.3%, to $576.1 million for the year ended December 31, 2016 from $635.0 million for the year ended December 31, 2015. The decrease was primarily the result of a 17.7% decline in remote accommodations revenue due to lower camp occupancy as well as a 38.8% decline in total revenue in the Modular — Other North America business segment, both attributable to reduced demand from the upstream oil and gas sector offset by an increase in modular leasing revenue and modular delivery and installation revenue in the US.

Average modular units on rent for 2016 and 2015 were 54,582 and 56,524, respectively. The decrease was mainly due to declines in the Modular — Other North America business segment related to reduced demand from the upstream oil and gas sector due to lower customer spending on the construction and development of new projects due to current oil prices, and the completion of existing contracts and projects. The average modular utilization rate during 2016 was 70.9%, as compared to 71.6% during 2015. The decrease in average modular utilization rate was driven by declines in the Modular — Other North America business segment. The remote accommodations average rooms on rent and average daily rate was 3,577 and $109, respectively during 2016, as compared to 4,290 and $114, respectively during 2015. The declines in both rooms on rent and average daily rates were due to reduced upstream oil and gas sector demand as well. WSII anticipates a reduction in the average remote accommodations daily rate in 2017 associated with the modification of its lease and services agreement with CoreCivic.

Gross Profit:  WSII’s gross profit was 40.0% and 38.1% for the years ended December 31, 2016 and 2015, respectively. WSII’s gross profit, excluding the effects of depreciation, was 58.2% and 55.1% for the years ended December 31, 2016 and 2015, respectively.

Gross profit decreased $11.8 million, or 4.9%, to $230.2 million for the year ended December 31, 2016 from $242.0 million for the year ended December 31, 2015. The decrease in gross profit is a result of the revenue declines discussed above. The increase in gross profit percentage is a result of improved leasing, delivery and installation, and sales margins. The increase in rental unit sales gross profit for 2016 included a non-recurring transaction which contributed approximately $3.0 million to gross profit for the year ended December 31, 2016.

SG&A:  SG&A expense increased $0.5 million, or 0.3%, to $153.0 million for the year ended December 31, 2016, compared to $152.5 million for the year ended December 31, 2015. This change is a result of higher legal and professional fees and higher bad debt expense in the modular business offset by lower employee costs.

Other Depreciation and Amortization:  Other depreciation and amortization decreased $14.9 million, or 51.6%, to $14.0 million for the year ended December 31, 2016, compared to $28.9 million for the year ended December 31, 2015 primarily as a result of the full amortization of certain intangibles in the fourth quarter of 2015.

Impairment on Goodwill:  Impairment losses on goodwill were $5.5 million for the year ended December 31, 2016 as compared to $115.9 million for the year ended December 31, 2015. As more fully disclosed in Note 7 in the 2016 consolidated financial statements, the 2016 impairment losses on goodwill relate to WSII’s reporting unit in Mexico. The 2015 impairment losses on goodwill relate to a decline in the operating results associated with customers in the upstream oil and gas industries in WSII’s remote accommodations reporting unit.

Impairment on Intangible Assets:  Impairment losses on intangibles were zero for the year ended December 31, 2016, as compared to $2.9 million for the year ended December 31, 2015. The 2015 impairment losses on intangibles relate to the trade name used by WSII’s remote accommodations reporting unit.

Impairment Losses on Rental Equipment:  No impairment losses on rental equipment were incurred for the year ended December 31, 2016 or the year ended December 31, 2015.

Restructuring Costs:  Restructuring costs were $2.8 million for the year ended December 31, 2016 as compared to $9.2 million for the year ended December 31, 2015. The 2016 restructuring charges relate primarily to WSII’s corporate function and consist of employee termination costs.

Currency Gains (Losses), net:  Currency losses, net increased by $1.0 million to $13.1 million for the year ended December 31, 2016 compared to $12.1 million for the year ended December 31, 2015. The increase in currency losses was primarily attributable to the impact of foreign currency exchange rate changes on loans and borrowings and intercompany receivables and payables denominated in a currency other than the subsidiaries’ functional currency. WSII’s currency losses, net are primarily attributable to fluctuations in the following exchange rates: US dollar/Euro, US dollar/British pound sterling, and US dollar/Australian dollar.

Change in Fair Value of Contingent Consideration:  Change in the fair value of the contingent consideration was $4.6 million for the year ended December 31, 2016, compared to $50.5 million for the year ended December 31, 2015. The income in 2016 was a result of a decrease in fair value of the Earnout due to a lower expected earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiple as a result of the weighting of possible exit events. The income in 2015 was a result of decreases in the fair value of the Earnout due to of projected softness in occupancy for customers in the upstream oil and gas segments.

Other Expense, Net:  Other expense, net was $1.4 million for the year ended December 31, 2016 and $1.2 million for the year end December 31, 2015.

Interest Expense:  Interest expense increased $4.2 million, or 4.5%, to $97.0 million for the year ended December 31, 2016 from $92.8 million for the year ended December 31, 2015. This increase is primarily due to an increase in other debt, including capital leases. See Notes 9 and 10 to WSII’s 2016 consolidated financial statements for additional information regarding its loans and borrowings.

Interest Income:  Interest income increased $0.4 million, or 4.1%, to $10.2 million for the year ended December 31, 2016 from $9.8 million for the year ended December 31, 2015. This increase is primarily due to an increase in the principal balance of notes due from affiliates.

Income Tax Benefit:  Income tax benefit decreased $30.6 million to $11.0 million benefit for the year ended December 31, 2016 compared to a $41.6 million benefit for the year ended December 31, 2015. The decrease in income tax benefit was principally due to the increase in WSII’s operating income in 2016.

Comparison of Years Ended December 31, 2015 and 2014

Revenue:  Total revenue decreased $9.4 million, or 1.5%, to $635.0 million for the year ended December 31, 2015 from $644.4 million for the year ended December 31, 2014. The decline in total revenue was attributable to lower modular leasing and new unit sales in the Modular — Other North America business segment, which were partially offset by an increase in remote accommodations revenue associated with the new facility related to the CoreCivic contract.

Average modular units on rent for 2015 and 2014 were 56,524 and 57,609, respectively. This decrease was mainly due to declines in units on rent in the Modular — Other North America business segment, related to reduced demand from the upstream oil and gas sector due to lower customer spending on construction and development of new projects due to current oil prices, as well as by high returns as existing customer projects were completed. The average modular utilization rate during 2015 was 71.6%, as compared to 71.3% during 2014. Average remote accommodations rooms on rent for the years ended December 31, 2015 and 2014 were 4,290 and 3,398, respectively. The average remote accommodations daily rate was $114 during 2015 as compared to $103 during 2014 due to increases in both rooms on rent and average daily rates were driven by the new facility related to the CoreCivic contract.

Gross Profit:  WSII’s gross profit was 38.1% and 38.6% for the years ended December 31, 2015 and 2014, respectively. WSII’s gross profit, excluding the effects of depreciation, was 55.1% and 52.5% for the years ended December 31, 2015 and 2014, respectively.

Gross profit decreased $6.8 million, or 2.7%, to $242.0 million for the year ended December 31, 2015 from $248.8 million for the year ended December 31, 2014. The decrease in gross profit was driven by declines in modular leasing and modular delivery and installation volume, primarily in the Modular — Other North America business segment due to decreased delivery volumes as well as an increase in depreciation and amortization. The decrease was partially offset by increases in remote accommodations gross profit as a result of higher rooms on rent associated with a new facility.

SG&A:  SG&A expense decreased $9.5 million, or 5.9%, to $152.5 million for the year ended December 31, 2015, compared to $162.0 million for the year ended December 31, 2014. The decrease was driven by lower employee related costs and reductions in legal and professional expenses.

Other Depreciation and Amortization:  Other depreciation and amortization decreased $3.9 million, or 11.9%, to $28.9 million for the year ended December 31, 2015, compared to $32.8 million for the year ended December 31, 2014 primarily as a result of the full amortization of certain intangibles in the fourth quarter of 2015.

Impairment Losses on Goodwill:  Impairment losses on goodwill were $115.9 million for the year ended December 31, 2015. As more fully disclosed in Note 7 in the 2016 consolidated financial statements, the 2015 impairment losses on goodwill relate to WSII’s remote accommodations reporting unit. As of December 31, 2015, the goodwill associated with WSII’s remote accommodations reporting unit was fully impaired.

Impairment on Intangible Assets:  Impairment losses on intangibles were $2.9 million for the year ended December 31, 2015. As more fully disclosed in Note 7 in the consolidated 2016 financial statements, the 2015 impairment losses on intangibles relate to the trade name used by WSII’s remote accommodations reporting unit.

Impairment Losses on Rental Equipment:  No impairment losses on rental equipment were incurred for the year ended December 31, 2015 as compared to $2.8 million for the year ended December 31, 2014. The 2014 impairment losses on rental equipment primarily relate to a certain type of unit that were determined to be functionally obsolete.

Restructuring Costs:  Restructuring costs were $9.2 million for the year ended December 31, 2015 as compared to $0.7 million for the year ended December 31, 2014. The 2015 restructuring costs primarily relate to actions to streamline operations and reduce costs in the US and Canada.

Currency Losses, Net:  Currency losses, net decreased by $5.5 million to $12.1 million for the year ended December 31, 2015 compared to $17.6 million for the year ended December 31, 2014. The decrease in currency losses was primarily attributable to the impact of foreign currency exchange rate changes on intercompany receivables denominated in a currency other than the US dollar. WSII’s currency losses, net are primarily attributable to fluctuations in the following exchange rates: US dollar/Euro, US dollar/British pound sterling, and US dollar/Australian dollar.

Change in Fair Value of Contingent Consideration:  Change in the fair value of the contingent consideration was $50.5 million for the year ended December 31, 2015, compared to a $48.5 million expense for the year ended December 31, 2014. The income in 2015 was a result of decreases in the fair value of the Earnout due to projected softness in occupancy for customers in the upstream oil and gas segments.

Other Expense, Net:  Other expense, net was $1.2 million for the year ended December 31, 2015 and $1.0 million for the year end December 31, 2014.

Interest Expense:  Interest expense increased $0.4 million, or 0.4% to $92.8 million for the year ended December 31, 2015 from $92.4 million at December 31, 2014. The increase is primarily due to an increase in the borrowings on the ABL Revolver. See Notes 9 and 10 to WSII’s 2016 consolidated financial statements for additional information regarding its loans and borrowings.

Interest Income:  Interest income increased $0.3 million, or 3.2%, to $9.8 million for the year ended December 31, 2015 from $9.5 million for the year ended December 31, 2014. This increase is primarily due to an increase in the principal balance of notes due from affiliates.

Loss On Extinguishment of Debt:  Loss on extinguishment of debt, net, was $2.3 million for the year ended December 31, 2014. As more fully disclosed in Note 9 of WSII’s 2016 consolidated financial statements, the 2014 loss on extinguishment of debt related to the repayment of certain financing in conjunction with amending the ABL Revolver.

Income Tax Benefit:  Income tax benefit increased $28.4 million to a $41.6 million benefit for the year ended December 31, 2015 compared to a $13.2 million benefit for the year ended December 31, 2014. This increase was principally due to the increase in WSII’s operating loss in 2014 which was driven by non-deductible permanent items for which no benefit is recognized.

Business Segments

WSII operates in two principal lines of business: modular leasing and sales and remote accommodations which are managed separately. The remote accommodations business is considered a single reportable segment. The remote accommodations business will cease to be part of Williams Scotsman as a result of the Carve-Out Transaction. Modular leasing and sales is comprised of two reportable segments: Modular — US and Modular — Other North America. The Modular — Other North America reportable segment is comprised of Canada (including Alaska) and Mexico.

The following tables and discussion summarize WSII’s reportable segment financial information, in thousands of dollars (excluding average modular utilization rate and average remote accommodations daily rate), for the six months ended June 30, 2017 and 2016 and the years ended December 31, 2016, 2015 and 2014. See Note 18 to WSII’s consolidated historical financial statements included elsewhere in this proxy statement/prospectus for additional information about WSII’s business segments. Future changes to WSII’s organizational structure may result in changes to the segments disclosed. See the subsection entitled “Non-GAAP Financial Measures” below for a reconciliation of EBITDA and Adjusted EBITDA.

Business Segment Results
Six Months Ended June 30, 2017 and 2016

	Reportable Business Segments
	Modular – US	Modular – Other North America	Remote Accommodations	Corporate & other	Consolidated
Six months ended June 30, 2017
Revenue	$185,624	$24,069	$58,565	$(295)	$267,963
Gross profit	$69,769	$8,035	$21,002	$—	$98,806
Adjusted EBITDA	$50,012	$5,625	$26,746	$(7,161)	$75,222
Capital expenditures for rental equipment	$47,958	$2,344	$3,921	$—	$54,223
Modular space units on rent (average during the period)	35,438	4,868			40,306
Average modular space utilization rate	73.0%	49.6%			69.1%
Average modular space monthly rental rate	$524	$531			$524
Portable storage units on rent (average during the period)	12,394	355			12,749
Average portable storage utilization rate	72.9%	52.2%			72.1%
Average portable storage monthly rental rate	$113	$114			$113
Average remote accommodations rooms on rent			3,742		3,742
Average remote accommodations daily rate			$84		84
Six months ended June 30, 2016
Revenue	$179,615	$33,753	$82,245	$(422)	$295,191
Gross profit	$70,001	$17,731	$35,262	$—	$122,994
Adjusted EBITDA	$52,026	$14,585	$47,023	$(7,323)	$106,311
Capital expenditures for rental equipment	$25,694	$2,078	$1,118	$—	$28,890
Modular space units on rent (average during the period)	35,205	5,745			40,950
Average modular space utilization rate	71.1%	57.8%			68.9%
Average modular space monthly rental rate	$494	$737			$528
Portable storage units on rent (average during the period)	13,344	357			13,701
Average portable storage utilization rate	77.3%	50.2%			76.3%
Average portable storage monthly rental rate	$111	$116			$111
Average remote accommodations rooms on rent			3,704		$3,704
Average remote accommodations daily rate			$116		$116

Business Segment Results
Year Ended December 31, 2016, 2015 and 2014

	Reportable Business Segments			Corporate & other	Consolidated
	Modular – US	Modular – Other North America	Remote Accommodations
Year Ended December 31, 2016
Revenue	$365,496	$62,004	$149,467	$(888)	$576,079
Gross profit	$138,996	$30,082	$61,137	$—	$230,215
Adjusted EBITDA	$103,798	$24,360	$83,553	$(20,759)	$190,952
Capital expenditures for rental equipment	$60,418	$3,550	$5,102	$—	$69,070
Modular space units on rent (average during the period)	35,372	5,428			40,800
Average modular space utilization rate	72.0%	54.8%			69.1%
Average modular space monthly rental rate	$500	$685			$524
Portable storage units on rent (average during the period)	13,430	352			13,782
Average portable storage utilization rate	78.1%	50.3%			77.0%
Average portable storage monthly rental rate	$111	$117			$111
Average remote accommodations rooms on rent			3,577		3,577
Average remote accommodations daily rate			$109		$109
Year Ended December 31, 2015
Revenue	$352,648	$101,388	$181,692	$(701)	$635,027
Gross profit	$108,243	$55,719	$78,393	$(380)	$241,975
Adjusted EBITDA	$85,448	$45,495	$94,847	$(21,499)	$204,291
Capital expenditures for rental equipment	$98,135	$16,285	$62,552	$—	$176,972
Modular space units on rent (average during the period)	35,131	6,723			41,854
Average modular space utilization rate	69.7%	66.8%			69.2%
Average modular space monthly rental rate	$476	$915			$546
Portable storage units on rent (average during the period)	14,100	570			14,670
Average portable storage utilization rate	80.4%	67.1%			79.8%
Average portable storage monthly rental rate	$110	$100			$109
Average remote accommodations rooms on rent			4,290		4,290
Average remote accommodations daily rate			$114		$114
Year Ended December 31, 2014
Revenue	$358,426	$146,974	$139,468	$(449)	$644,419
Gross profit	$114,957	$84,807	$49,997	$(913)	$248,848
Adjusted EBITDA	$84,103	$74,817	$55,213	$(32,712)	$181,421
Capital expenditures for rental equipment	$21,511	$37,712	$49,022	$—	$108,245
Modular space units on rent (average during the period)	35,170	7,353			42,523
Average modular space utilization rate	67.4%	74.8%			68.6%
Average modular space monthly rental rate	$441	$1,087			$553
Portable storage units on rent (average during the period)	14,567	519			15,086
Average portable storage utilization rate	80.9%	62.1%			80.0%
Average portable storage monthly rental rate	$106	$137			$107
Average remote accommodations rooms on rent			3,398		3,398
Average remote accommodations daily rate			$103		$103

Modular — US Segment

Comparison of Six Months Ended June 30, 2017 and 2016

Revenue:  Total revenue increased $6.0 million, or 3.3%, to $185.6 million for the six months ended June 30, 2017 from $179.6 million for the six months ended June 30, 2016. Modular leasing revenue increased $9.1 million, or 7.8%, due to increased average monthly rental rates (including VAPs) of 6% and utilization improvements of 1.9% on WSII’s modular space fleet due to stable to improving economic conditions, increased pricing and sales productivity, and increased customer demand for modular space products and VAPs. Modular delivery and installation revenues increased $1.9 million, or 5.2%, due to increased modular space deliveries as compared to 2016 which increased 11% due to increased customer demand. New unit sales revenue decreased $4.6 million, or 26.7%, associated with reduced sale opportunities and decreased major projects revenue as a result of a strategic shift away from this market. Rental unit sales revenue decreased $0.4 million, or 4.4%.

Gross Profit:  Gross profit decreased slightly to $69.8 million for the six months ended June 30, 2017 from $70.0 million for the six months ended June 30, 2016. Increased modular leasing gross profit was offset by decreased new and rental sales volumes, decreased rental unit sales and lower delivery and installation margins driven by increased unit transfer costs to meet increased customer demand. The decrease in rental unit sales gross profit for 2017 was driven by a non-recurring transaction which contributed approximately $3.0 million to gross profit for the year ended December 31, 2016.

Adjusted EBITDA:  Adjusted EBITDA decreased $2.0 million, or 3.8%, to $50.0 million for the six months ended June 30, 2017 from $52.0 million for the six months ended June 30, 2016. The decrease was driven by the decrease in new and rental sale gross profits attributable to a $3.0 million non-recurring transaction for the year ended December 31, 2016, increased sales compensation driven by higher delivery activity levels and other SG&A costs, and lower delivery and installation margins due to transfer costs, offset partially by increased modular leasing margins.

Capital Expenditures for rental equipment:  Capital expenditures increased $22.3 million, or 86.8%, to $48.0 million for the six months ended June 30, 2017 from $25.7 million for the six months ended June 30, 2016. The increase was driven by increased refurbishment efforts and investment in new units to drive additional modular unit volumes.

Comparison of Years Ended December 31, 2016 and 2015

Revenue:  Total revenue increased $12.9 million, or 3.7%, to $365.5 million for the year ended December 31, 2016 from $352.6 million for the year ended December 31, 2015. Modular leasing revenue increased $12.9 million, or 5.7%, due to increased average monthly rental rates of 4% and utilization improvements of 2.3% on WSII’s modular space fleet. Modular delivery and installation revenues increased $2.4 million, or 3.3%, due to increased delivery and installation rates per transaction, partially offset by lower overall transactions as compared to 2015 due to lower capital investments made during the year to grow modular space unit on rental volumes. New unit sales revenue decreased $8.4 million, or 19.4%, associated with reduced sale opportunities and decreased major projects revenue as a result of a strategic shift away from this market. Rental unit sales revenue increased $6.0 million, or 49.2%, offsetting a portion of the decrease.

Gross Profit:  Gross profit increased $30.8 million, or 28.5%, to $139.0 million for the year ended December 31, 2016 from $108.2 million for the year ended December 31, 2015. The increase in gross profit was driven by higher modular leasing, delivery and installation, and rental unit sales volume and improved leasing, delivery and installation, and sales margins. The increase in rental unit sales gross profit for 2016 included a non-recurring transaction which contributed approximately $3.0 million to gross profit for the year ended December 31, 2016. The increase in gross profit was also affected by an $8.0 million reduction in depreciation of rental equipment for the year ended December 31, 2016.

Adjusted EBITDA:  Adjusted EBITDA increased $18.4 million, or 21.5%, to $103.8 million for the year ended December 31, 2016 from $85.4 million for the year ended December 31, 2015. The increase was driven by higher modular leasing and rental unit sales volume and improved leasing, delivery and installation and sales margins partially offset by increased SG&A costs.

Capital Expenditures for rental equipment:  Capital expenditures decreased $37.7 million, or 38.4%, to $60.4 million for the year ended December 31, 2016 from $98.1 million for the year ended December 31, 2015. The decrease was driven primarily by reduced spend for new units and reduced refurbishment efforts during 2016 given relatively steady modular volumes as compared to the prior year.

Comparison of Years Ended December 31, 2015 and 2014

Revenue:  Total revenue decreased $5.8 million, or 1.6%, to $352.6 million for the year ended December 31, 2015 from $358.4 million for the year ended December 31, 2014. New unit sales revenue decreased $15.4 million, or 26.3%, associated with reduced sale opportunities and decreased major projects revenue as a result of a strategic shift away from this market and reductions in sales capacity focused on this market. Rental unit sales revenue decreased $6.5 million, or 34.8%. Approximately 40% of the reduction was due to a 2014 sale of non-core equipment and the remainder of the reduction was driven by lower surplus inventory available for sale due to increasing utilization. Modular leasing revenue increased $14.3 million, or 6.8%, due to increased average monthly rental rates of 8% on modular space units, offsetting a portion of the decrease. Modular delivery and installation revenues increased $1.8 million, or 2.6%, due to increased modular space delivery transactions as compared to 2014, as well as increased delivery and installation rates per transaction.

Gross Profit:  Gross profit decreased $6.8 million, or 5.9%, to $108.2 million for the year ended December 31, 2015 from $115.0 million for the year ended December 31, 2014. The decrease in gross profit was driven by an $11.4 million increase in depreciation of rental equipment, lower new and rental sales volume, and lower delivery and installation margins. Improved modular leasing gross profit as a result of increased average monthly rental rates and improved margins offset a portion of the decrease.

Adjusted EBITDA:  Adjusted EBITDA increased $1.3 million, or 1.5%, to $85.4 million for the year ended December 31, 2015 from $84.1 million for the year ended December 31, 2014. The increase was driven by higher modular leasing gross profit as a result of increased average monthly rental rates and improved margins. This increase was partially offset by reduced new and rental sales gross profits and lower delivery and installation margins and higher SG&A costs.

Capital Expenditures:  Capital expenditures increased $76.6 million, or 356.3%, to $98.1 million for the year ended December 31, 2015 from $21.5 million for the year ended December 31, 2014. The increase was driven by increased factory spend for new units, increased VAPS spend, and increased refurbishment efforts during 2015 to support modular space unit on rent growth of over 1,000 units on rent during 2015.

Modular — Other North America Segment

Comparison of Six Months Ended June 30, 2017 and 2016

Revenue:  Total revenue decreased $9.7 million, or 28.7%, to $24.1 million for the six months ended June 30, 2017 from $33.8 million for the six months ended June 30, 2016. Modular leasing revenue decreased $9.9 million, or 37.9%, due to decreased average monthly rental rates on modular space units, which decreased 29% and a reduction in modular space utilization as a result of markets impacted by reduced upstream oil and gas sector investment. Customer spending on the construction and development of new projects continued to remain low as a result of current oil prices. Approximately $6.6 million of the revenue decline resulted from a single project that reached completion in July 2016. New unit sales revenue increased $0.6 million, or 33.3%, which was partially offset by a rental unit sales revenue decline of $0.2 million, or 9.1%.

Gross Profit:  Gross profit decreased $9.7 million, or 54.8%, to $8.0 million for the six months ended June 30, 2017 from $17.7 million for the six months ended June 30, 2016. The decrease in gross profit was driven by lower modular leasing revenues as a result of lower average monthly rental rates and utilization. Approximately, $6.6 million of the gross profit decline resulted from a single project that reached completion in July 2016.

Adjusted EBITDA:  Adjusted EBITDA decreased $9.0 million, or 61.6%, to $5.6 million for the six months ended June 30, 2017 from $14.6 million for the six months ended June 30, 2016. The decrease in gross profit was driven by lower modular leasing revenues, partially offset by decreased SG&A costs. Approximately, $6.6 million of the Adjusted EBITDA decline resulted from a single project that reached completion in July 2016.

Capital Expenditures for rental equipment:  Capital expenditures increased $0.2 million, or 9.5%, to $2.3 million for the six months ended June 30, 2017 from $2.1 million for the six months ended June 30, 2016. The increase was driven primarily by increased factory spend in Mexico and increased spending for VAPS.

Comparison of Years Ended December 31, 2016 and 2015

Revenue:  Total revenue decreased $39.4 million, or 38.9%, to $62.0 million for the year ended December 31, 2016 from $101.4 million for the year ended December 31, 2015. Modular leasing revenue declined $29.6 million, or 39.3%, due to lower modular space utilization which decreased 12% and lower average monthly rental rates on modular space units, which declined 34% associated with reduced upstream oil and gas sector demand due to lower customer spending on the construction and development of new projects due to oil prices and the completion of existing contracts and projects. Modular delivery and installation revenues decreased $3.5 million, or 31.3%, due to decreased transaction volumes as a result of lower customer demand as well as decreased delivery and installation rates per transaction as compared to 2015. New unit sales revenue decreased $6.8 million, or 60.7%, associated with reduced sale opportunities. Rental unit sales revenue increased $0.5 million, or 13.7%, offsetting a portion of the decrease.

Gross Profit:  Gross profit decreased $25.6 million, or 46.0%, to $30.1 million for the year ended December 31, 2016 from $55.7 million for the year ended December 31, 2015. The effects of unfavorable foreign currency movements reduced gross profit by $1.7 million, as both the Canadian Dollar and the Mexican Peso were weaker against the US dollar. The decrease in gross profit, excluding the effects of foreign currency, was driven primarily by decreased revenues as a result of lower modular volumes, decreased average monthly rental rates, as well as by decreased new unit sales all related to lower customer demand, and increasing idle supply of units in the market. The decrease in gross profit was partially offset by a $1.1 million reduction in depreciation of rental equipment.

Adjusted EBITDA:  Adjusted EBITDA decreased $21.1 million, or 46.4%, to $24.4 million for the year ended December 31, 2016 from $45.5 million for the year ended December 31, 2015. This decrease was primarily driven by lower modular leasing margin due to declines in modular volumes and average monthly rental rates, and reduced new sales activity.

Capital Expenditures for rental equipment:  Capital expenditures decreased $12.7 million, or 77.9%, to $3.6 million for the year ended December 31, 2016 from $16.3 million for the year ended December 31, 2015. The decrease was driven by reduced capital expenditures due to market conditions and current utilization levels.

Comparison of Years Ended December 31, 2015 and 2014

Revenue:  Total revenue decreased $45.6 million, or 31.0%, to $101.4 million for the year ended December 31, 2015 from $147.0 million for the year ended December 31, 2014. Modular leasing revenue declined $22.7 million, or 23.1%, due to lower utilization on modular space units, which decreased 8% and lower average monthly rental rates on modular space units, which declined 16% associated with reduced upstream oil and gas sector demand due to a significant decline in customer spending on construction and development of new projects as a result of declines in oil prices from nearly $100 per barrel in the third quarter of 2014 to under $50 per barrel for most of 2015. The declines in oil prices also drove high returns as existing customer projects were completed or even cancelled. Modular delivery and installation revenues decreased $2.0 million, or 15.2%, due to decreased transaction volumes as compared to 2014 driven by lower customer demand. New unit sales revenue decreased $18.2 million, or 62.1%, associated with reduced sale opportunities due to market conditions. Rental unit sales revenue decreased $2.7 million, or 43.3%.

Gross Profit:  Gross profit decreased $29.1 million, or 34.3%, to $55.7 million for the year ended December 31, 2015 from $84.8 million for the year ended December 31, 2014. The effects of unfavorable foreign currency movements reduced gross profit by $6.0 million, as both the Canadian Dollar and the Mexican Peso were weaker against the US dollar, on a comparative basis. The decrease in gross profit, excluding the effects of foreign currency, was driven primarily by lower modular space volume and average monthly rental rates, as well as by decreased new unit and rental unit sales all related to lower customer demand, and increasing idle supply of units in the market driven by unfavorable market conditions. The decrease in gross profit was partially offset by a $0.4 million reduction in depreciation of rental equipment.

Adjusted EBITDA:  Adjusted EBITDA decreased $29.3 million, or 39.2%, to $45.5 million for the year ended December 31, 2015 from $74.8 million for the year ended December 31, 2014. This decrease was primarily driven by lower modular leasing margin in due to declines in volume and average monthly rental rates, and reduced new unit and rental sales activity as a result of market declines. Further, SG&A expenses increased $0.1 million primarily as a result of increased occupancy costs.

Capital Expenditures for rental equipment:  Capital expenditures decreased $21.4 million, or 56.8%, to $16.3 million for the year ended December 31, 2015 from $37.7 million for the year ended December 31, 2014. The decrease was driven by reduced factory spend for new units due to market conditions and utilization levels.

Remote Accommodations Segment

Comparison of Six Months Ended June 30, 2017 and 2016

Revenue:  Total revenue decreased $23.6 million, or 28.7%, to $58.6 million for the six months ended June 30, 2017 from $82.2 million for the six months ended June 30, 2016. The revenue decline was primarily a result of reduced remote accommodations rooms on rent due to the impact of the South Texas Family Residential Center contract extension, as well as lower core camp occupancy associated with customers in the upstream oil and gas sector.

Average remote accommodations rooms on rent for the six months ended June 30, 2017 and 2016 were 3,742 and 3,704, respectively. The 38 rooms, or 1.0%, increase was driven by higher core camp occupancy at several locations including Williams County, Pecos, Watford, and Mentone, as well as the additional occupancy at new camps including the Odessa, Carlsbad, and Black Gold locations. The average remote accommodations daily rate was $84 for the six months ended June 30, 2017 as compared to $116 the prior year. The $32, or 27.6%, decrease in daily rate was driven by lower pricing resulting from the South Texas Family Residential Center contract extension, as well as price concessions to retain and extend contract terms with existing customers in several camps.

Gross Profit:  Gross profit decreased $14.3 million, or 40.5%, to $21.0 million for the six months ended June 30, 2017 from $35.3 million for the six months ended June 30, 2016. The decrease in gross profit was primarily due to lower the remote accommodations rooms on rent, partially offset by a $7.0 million, decrease in depreciation of rental equipment.

Adjusted EBITDA:  Adjusted EBITDA decreased $20.3 million, or 43.2%, to $26.7 million for the six months ended June 30, 2017 from $47.0 million for the six months ended June 30, 2016. This decrease is a result of the decrease in revenue discussed above with a slight offset due to the decrease in SG&A as a result of lower employee costs and bad debt expense.

Capital Expenditures for rental equipment:  Capital expenditures increased $2.8 million, or 254.5%, to $3.9 million for the six months ended June 30, 2017 from $1.1 million for the six months ended June 30, 2016. The increase was a result of a camp expansion in 2017.

Comparison of Years Ended December 31, 2016 and 2015

Revenue:  Total revenue decreased $32.2 million, or 17.7%, to $149.5 million for the year ended December 31, 2016 from $181.7 million for the year ended December 31, 2015. The revenue decline was primarily a result of reduction in average rooms on rent as a result of lower demand in the upstream oil and gas sector in 2016 and a contract extension with lower occupancy at the South Texas Family Residential Center.

Gross Profit:  Gross profit decreased $17.3 million, or 22.1%, to $61.1 million for the year ended December 31, 2016 from $78.4 million for the year ended December 31, 2015. The gross profit decline was primarily a result of reduction in average rooms on rent as a result of lower demand in the upstream oil and gas sector in 2016 and a contract extension with lower occupancy at the South Texas Family Residential Center.

Adjusted EBITDA:  Adjusted EBITDA decreased $11.2 million, or 11.8%, to $83.6 million for the year ended December 31, 2016 from $94.8 million for the year ended December 31, 2015. This decrease was primarily driven by lower remote accommodations volume and margin due to lower demand in the upstream oil and gas sector in 2016 and a contract extension with lower occupancy at the South Texas Family Residential Center.

Capital Expenditures for rental equipment:  Capital expenditures decreased $57.5 million, or 91.9%, to $5.1 million for the year ended December 31, 2016 from $62.6 million for the year ended December 31,

2015. That decrease was driven by reduced capital expenditures, from the higher than usual 2015 capital expenditures related to a new remote accommodations facility.

Comparison of Years Ended December 31, 2015 and 2014

Revenue:  Total revenue increased $42.2 million, or 30.3%, to $181.7 million for the year ended December 31, 2015 from $139.5 million for the year ended December 31, 2014. The revenue increase was primarily a result of higher average rooms on rent and higher average daily rental rate as a result of the South Texas Family Residential Center contract which began in late 2014.

Gross Profit:  Gross profit increased $28.4 million, or 56.8%, to $78.4 million for the year ended December 31, 2015 from $50.0 million for the year ended December 31, 2014. The gross profit increase was primarily a result of higher average rooms on rent and higher average daily rental rate as a result of the South Texas Family Residential Center contract which began in late 2014.

Adjusted EBITDA:  Adjusted EBITDA increased $39.6 million, or 71.7%, to $94.8 million for the year ended December 31, 2015 from $55.2 million for the year ended December 31, 2014. This increase was primarily driven by higher average rooms on rent and higher average daily rental rate as a result of the South Texas Family Residential Center which began late in 2014.

Capital Expenditures for rental equipment:  Capital expenditures increased $13.6 million, or 27.8%, to $62.6 million for the year ended December 31, 2015 from $49.0 million for the year ended December 31, 2014. That increase was higher than usual 2015 capital expenditures related to a new remote accommodations facility.

Corporate & other for the Six Months Ended June 30, 2017 and 2016 and the Years Ended December 31, 2016, 2015 and 2014

Gross Profit:  The Corporate & other segment adjustments to revenue and gross profit pertain to the elimination of intercompany leasing transactions between the business segments.

Adjusted EBITDA:  Corporate & other segment expenses and eliminations to consolidated Adjusted EBITDA were comparable for the six months ended June 30, 2017 at ($7.2) million compared to ($7.3) million for the six months ended June 30, 2016. Corporate & other segment costs and eliminations to consolidated Adjusted EBITDA decreased $0.7 million or 3.3% to ($20.8) million for the year ended December 31, 2016 from ($21.5) million for the year ended December 31, 2015 as a result of lower employee costs in 2016. Corporate & other segment expenses and eliminations to consolidated Adjusted EBITDA increased $11.2 million or 34.3% to ($21.5) million for the year ended December 31, 2015 from ($32.7) million for the year ended December 31, 2014. Corporate & other segment expenses decreased due to lower employee costs and legal and professional fees.

Non-GAAP Financial Measures

WSII has included EBITDA and Adjusted EBITDA, which are measurements not calculated in accordance with US generally accepted accounting principles (“GAAP”), in the discussion of its financial results because they are key metrics used by management to assess financial performance. WSII’s business is capital-intensive and these additional metrics allow management to further evaluate its operating performance. In addition, WSII’s definition of Adjusted EBITDA is consistent with the EBITDA definition in the Algeco Scotsman Global S.à r.l. (collectively with its subsidiaries, the “Algeco Group”), financing arrangements which is used in determining compliance with certain covenants.

WSII defines EBITDA as net income (loss) before income tax expense (benefit), interest expense, depreciation, and amortization.

Adjusted EBITDA is calculated in accordance with WSII’s ABL Revolver, as amended, and the Algeco Group's Senior Secured Notes. Adjusted EBITDA reflects further adjustments to EBITDA to exclude certain non-cash items and the effect of what WSII considers transactions or events not related to its core business operations.

The following provides a discussion of non-cash items and what WSII considers transactions or events not related to its core business operations that are excluded to arrive at Adjusted EBITDA:

•	Currency losses, net: WSII incurred currency gains and losses on monetary assets and liabilities denominated in foreign currencies other than the subsidiaries’ functional currency. Substantially all such currency gains (losses) are unrealized and attributable to financings due to and from affiliated companies.
•	Change in fair value of contingent consideration: WSII recorded non-cash changes in fair value of an acquisition related earnout agreement.
•	Goodwill and other impairment charges: WSII incurred non-cash costs associated with impairment charges to goodwill, other intangibles, rental fleet and property, plant and equipment.
•	Restructuring costs: WSII incurred costs associated with restructuring plans designed to streamline operations and reduce costs.
•	Other expense: Other expense includes consulting expenses related to certain one-time projects, financing costs not classified as interest expense, gains and losses on disposals of property, plant, and equipment, and non-cash charges for WSII’s share-based compensation plans.

EBITDA and Adjusted EBITDA are not measurements of WSII’s financial performance under GAAP and should not be considered as alternatives to net income (loss) or other performance measures derived in accordance with GAAP, or as alternatives to cash flow from operating activities as measures of WSII’s liquidity. EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to WSII to reinvest in the growth of its business or as measures of cash that will be available to it to meet its obligations. In addition, its measurement of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. WSII’s management believes that EBITDA and Adjusted EBITDA provide useful information to investors about WSII and its financial condition and results of operations for the following reasons: (i) they are among the measures used by WSII’s management team to evaluate its operating performance; (ii) they are among the measures used by WSII’s management team to make day-to-day operating decisions, (iii) they are frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results across companies in WSII’s industry, and (iv) Adjusted EBITDA is a relevant metric under WSII’s financing arrangements.

The following table presents a reconciliation of WSII’s consolidated net loss to EBITDA and Adjusted EBITDA:

	Six months ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
Net loss	$(16,075)	$(7,978)	$(30,936)	$(71,587)	$(88,607)
Income tax benefit	(6,087)	(3,263)	(10,958)	(41,604)	(13,177)
Interest expense, net	49,895	42,528	86,789	83,039	82,917
Depreciation and amortization	53,075	60,872	119,329	136,892	122,418
EBITDA	80,808	92,159	164,224	106,740	103,551
Currency (gains) losses, net	(8,549)	4,722	13,098	12,122	17,557
Change in fair value of contingent considerations	—	31	(4,581)	(50,500)	48,515
Goodwill and other impairment charges	—	—	5,532	118,840	2,849
Restructuring costs	1,738	1,522	2,810	9,185	681
Loss on extinguishment of debt	—	—	—	—	2,324
Other expense	1,225	7,877	9,869	7,904	5,944
Adjusted EBITDA	$75,222	$106,311	$190,952	$204,291	$181,421

Liquidity and Capital Resources

Overview

The following summarizes WSII’s cash flows for the years ended December 31, 2016, 2015 and 2014 on an actual currency basis (in thousands):

	Six months ended June 30,		Year ended December 31,
	2017	2016	2016	2015	2014
Cash flow from operating activities	$24,124	$37,783	$58,731	$119,865	$175,042
Cash flow from investing activities	(111,393)	(8,884)	(30,236)	(193,159)	(142,528)
Cash flow from financing activities	86,845	(26,830)	(31,394)	76,758	(37,044)

As an indirect majority-owned subsidiary of the Algeco Group, WSII is dependent upon the Algeco Group for its financing requirements as the Algeco Group uses a centralized approach to cash management and financing of its operations. WSII’s dependence on the Algeco Group to meet its financing requirements includes the effect of the Algeco Group’s cash management, WSII’s participation in the ABL Revolver, as amended, as defined in Note 9 and amounts due to the Algeco Group (see Note 10). The Algeco Group’s principal sources of liquidity consist of existing cash and cash equivalents, cash generated from operations, borrowings under its ABL Revolver, as amended, and financing arrangements from TDR.

WSII’s ABL Revolver, as amended, totaled $651,266 and $628,074 at June 30, 2017 and December 31, 2016, excluding deferred financing fees. The ABL Revolver matures on July 10, 2018 and WSII will be required to repay the balance which creates substantial doubt about WSII’s ability to continue as a going concern. As a result, management has concluded that there is substantial doubt about WSII’s ability to continue as a going concern beyond the maturity date of the ABL Revolver, as amended. WSII’s ability to continue as a going concern will require it to restructure its debt obligations or raise additional financing to fund its operating plans and debt obligations. WSII is working to restructure the terms of its debt or raise additional financing to fund current operating plans and repay debt obligations through at least the next 12 months. If WSII is unable to raise capital or restructure its debt when needed or on acceptable terms, it will be forced to reevaluate its future operating plans.

In addition, giving effect to the Carve-Out Transaction and following the consummation of the business combination transaction contemplated by this proxy statement/prospectus, Williams Scotsman plans to finance its continued operations, growth strategy and additional expenses for at least the next twelve months through cash on hand and cash generated together with borrowings available under the ABL Revolver, as amended.

Comparison of Six Months Ended June 30, 2017 and 2016

Cash Flows from Operating Activities

Cash provided by operating activities for the six months ended June 30, 2017 was $24.1 million as compared to $37.8 million for the six months ended June 30, 2016, a decrease of $13.7 million. This decrease is primarily due to lower net income, excluding the impact of non-cash items, in 2017 compared to 2016.

Cash Flows from Investing Activities

Cash used in investing activities for the six months ended June 30, 2017 was $111.4 million as compared to $8.9 million for the six months ended June 30, 2016, an increase of $102.5 million. This increase was principally the result of an increase in amounts lent on notes due from affiliates, net of repayments, of $70.7 million. Additionally, there was an increase in cash used of $25.3 million for the purchase of rental equipment. WSII incurred capital expenditures for the purchase of rental equipment of $54.2 million and $28.9 million during the six months ended June 30, 2017 and 2016, respectively. The increase in capital expenditures was primarily due to an increase in modular capital expenditures in the US in 2017 as a result of increased leasing demand.

Cash Flows from Financing Activities

Cash provided by financing activities for the six months ended June 30, 2017 was $86.8 million as compared to $26.8 million cash used in financing activities for the six months ended June 30, 2016, an increase of $113.6 million. This increase is a result of borrowings in excess of repayments in 2017 compared to repayments in excess of borrowings in 2016.

Comparison of Years Ended December 31, 2015 and 2016 and December 31, 2014 and 2015

Cash Flows from Operating Activities

Cash provided by operating activities for the year ended December 31, 2016 was $58.7 million as compared to $119.9 million for year ended December 31, 2015, a decrease of $61.2 million. This decrease is primarily due to the lower level of cash provided by working capital, including the negative working capital impacts of accounts receivable, deferred revenue and accounts payable and accrued liabilities in 2016 as compared to 2015.

Cash provided by operating activities for the year ended December 31, 2015 was $119.9 million as compared to cash provided by operating activities of $175.0 million for year ended December 31, 2014, a decrease of $55.1 million. This decrease is primarily due to the negative working capital impact of deferred revenue and customer deposits, associated with a deposit received in 2014 related to a remote accommodations project.

Cash Flows from Investing Activities

Cash used in investing activities for the year ended December 31, 2016 was $30.2 million as compared to $193.2 million for the year ended December 31, 2015, a decrease of $163.0 million. This decrease was principally the result of a decrease in cash used of $107.9 million for the purchase of rental equipment. WSII incurred capital expenditures for the purchase of rental equipment of $69.1 million and $177.0 million during the years ended December 31, 2016 and 2015, respectively. The decrease in capital expenditures was primarily due to a reduction of modular capital expenditures in the US from the higher level experienced in 2015 as a result of strategic capital improvements to existing fleet units and due to reduced remote accommodations capital expenditures, from the higher than usual prior year capital expenditures related to a new facility. In addition, WSII received net proceeds from the repayment of notes due from affiliates of $12.2 million during the year ended December 31, 2016 compared to lending on notes due from affiliates of $25.2 million during the year ended December 31, 2015.

Cash used in investing activities for the year ended December 31, 2015 was $193.2 million as compared to $142.5 million for the year ended December 31, 2014, an increase of $50.7 million. This increase in cash used in investing activities was principally the result of an increase in cash used of $68.8 million for the purchase of rental equipment as a result of the strategic capital improvements made in the US in 2015 and the effects of lower sales of rental equipment. WSII incurred capital expenditures for the purchase of rental equipment of $177.0 million and $108.2 million during the years ended December 31, 2015 and 2014, respectively. WSII received proceeds from the sale of rental equipment of $15.7 million and $24.8 million during the years ended December 31, 2015 and 2014, respectively. In addition, WSII decreased net lending on notes due from affiliates to $25.2 million during the year ended December 31, 2015 compared to net lending on notes due from affiliates of $50.7 million during the year ended December 31, 2014.

Cash Flows from Financing Activities

Cash used in financing activities for the year ended December 31, 2016 was $31.4 million as compared to $76.8 million cash provided in financing activities for the year ended December 31, 2015, a decrease of $108.2 million. This decrease is a result of the repayment in excess of borrowings in 2016 compared to borrowings in excess of repayments in 2015.

Cash provided in financing activities for the year ended December 31, 2015 was $76.8 million as compared to cash used in financing activities of $37.0 million for the year ended December 31, 2014, an increase of $113.8 million. This increase was primarily due to a $106.4 million increase in the level of net receipts from the ABL Revolver in 2015 compared to net borrowing 2014.

WSII’s financing activities are more fully disclosed in Notes 9 and 10 of WSII’s consolidated financial statements included elsewhere in this proxy statement/prospectus.

Contractual Obligations

The following table presents information relating to WSII’s contractual obligations and commercial commitments as of June 30, 2017, after giving effect to the ABL Revolver, as amended (in thousands):

	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Long-term indebtedness, including current portion and interest(a)	$758,088	$52,715	$674,838	$30,535
Due to affiliates(a)	857,433	65,556	791,877	—
Capital lease obligations	24,566	2,278	6,178	16,110
Operating lease obligations	69,720	18,809	37,065	13,846
	$1,709,807	$139,358	$1,509,958	$60,491

(a)	As more fully disclosed in Notes 4 and 5 of WSII’s June 30, 2017 consolidated financial statements included elsewhere in this proxy statement/prospectus, long-term indebtedness includes borrowings and interest under WSII’s Notes due to affiliates, ABL Revolver, as amended, other debt, and financing obligations.

Off-Balance Sheet Arrangements

WSII has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Qualitative and Quantitative Disclosure about Market Risk

WSII’s primary ongoing market risks relate to foreign currency exchange rates and changes in interest rates.

Foreign Currency Risk

WSII maintains notes receivable and loan payable agreements with related parties which are denominated in currencies other than the functional currency of holder. WSII recognizes the unrealized foreign currency gains and losses on these arrangements in currency transaction gain (loss) on the consolidated statements of comprehensive income. WSII’s primary risk of loss regarding foreign currency exchange rate risk is caused by fluctuations in the following US dollar/Euro, US dollar/British pound sterling, US dollar/Canadian dollar, and US dollar/Australian dollar.

Interest Rate Risk

Borrowings under the ABL Revolver, as amended are subject to variable rates. Interest rate changes generally impact the amount of WSII’s interest payments and, therefore, its future earnings and cash flows, assuming other factors are held constant. An increase in interest rates by 100 basis points on WSII’s variable rate debt would increase annual interest expense by approximately $6.5 million.

Seasonality

Although demand from certain of WSII’s customers is seasonal, WSII’s operations, as a whole, are not impacted in any material respect by seasonality.

Impact of Inflation

WSII believes that inflation has not had a material effect on its results of operations.

Critical Accounting Policies

WSII’s discussion and analysis of its financial condition, results of operations, liquidity and capital resources is based on its consolidated financial statements, which have been prepared in accordance with GAAP. GAAP requires that WSII make estimates and judgments that affect the reported amount of assets, liabilities, revenue and expenses and the related disclosure of contingent assets and liabilities. WSII bases these estimates on historical experience and on various other assumptions that it considers reasonable under the circumstances. WSII reevaluates its estimates and judgments. The actual results experienced by it may differ materially and adversely from its estimates. WSII believes that the following critical accounting policies involve a higher degree of judgment or complexity in the preparation of financial statements.

Revenue Recognition

WSII generates revenue from leasing rental equipment, delivery, installation, maintenance and removal services, remote accommodations services, including other services related to accommodations services, and sales of new and used rental equipment. WSII enters into arrangements with a single deliverable as well as multiple deliverables. Revenue under arrangements with multiple deliverables is recognized separately for each unit of accounting with the arrangement consideration allocated based on the relative selling price method. To the extent that multiple contracts with a single counter party are entered into, management considers whether they should be considered as one contract for accounting purposes.

Modular leasing and services revenue

Income from operating leases is recognized on a straight-line basis over the lease term. Delivery, installation, maintenance and removal services associated with rental activities are recognized upon completion of the related services.

WSII’s lease arrangements typically include lease deliverables such as the lease of modular space or portable storage units and related services including delivery, installation, maintenance and removal services. Arrangement consideration is allocated between lease deliverables and non-lease deliverables based on the relative estimated selling (leasing) price of each deliverable. Estimated selling (leasing) price of the lease deliverables and non-lease deliverables is based upon the best estimate of selling price method.

When leases and services are billed in advance, recognition of revenue is deferred until services are rendered. If equipment is returned prior to the contractually obligated period, the excess, if any, between the amount the customer is contractually required to pay over the cumulative amount of revenue recognized to date, is recognized as incremental revenue upon return.

Rental equipment is used generally under operating leases and, from time to time, under sales-type lease arrangements. Operating lease minimum contractual terms generally range from 1 month to 60 months, and averaged approximately 10 months for the year ended December 31, 2016.

Remote accommodations revenue

Revenue related to remote accommodations such as lodging and related ancillary services is recognized in the period in which services are provided pursuant to the terms of contractual relationships with the customers. In some contracts, rates may vary over the contract term. In these cases, revenue may be deferred and recognized on a straight-line basis over the contract. Arrangement consideration is allocated between lodging and services based on the relative estimated selling (leasing) price of each deliverable. Estimated price of the lodging and services deliverables is based on the price of lodging and services when sold separately or based upon the best estimate of selling price method.

Sales revenue

Sales revenue is primarily generated by the sale of new and used units. Revenue from the sale of new and used units is recognized upon delivery when there is evidence of an arrangement, the significant risks and rewards of ownership have been transferred to the buyer, the price is fixed and determinable and collectability is reasonably assured.

A portion of WSII’s results are derived from long-term contracts to customers for the sale of equipment and provision of services. Revenue under these construction-type contracts is generally recognized using percentage of completion accounting. Construction-type contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments to the extent that it is probable that those variations will result in revenue and can be measured reliably. When the outcome of a construction contract can be estimated reliably, contract revenue and expenses are recognized in profit or loss in proportion to the stage of completion of the contract determined by reference to the proportion of the costs incurred to date compared to estimated total costs under the contract. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognized immediately in profit or loss when it becomes evident. For each construction contract in progress, a single asset (costs in excess of billings) or liability (deferred revenue) is presented for the total of costs incurred and recognized profits, net of progress payments and recognized losses, in trade receivables or deferred revenue.

Goodwill

WSII evaluates goodwill for impairment at least annually at the reporting unit level. A reporting unit is the operating segment, or one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of WSII’s reporting units that are expected to benefit from the combination. WSII evaluates changes in its reporting structure to assess whether that change impacts the composition of one or more of its reporting units. If the composition of WSII’s reporting units change, goodwill is reassigned between reporting units using the relative fair value allocation approach.

WSII performs the annual impairment test of goodwill at October 1. In addition, WSII performs qualitative impairment tests during any reporting period in which events or changes in circumstances qualitatively indicate that impairment may have occurred. Management judgment is a significant factor in the goodwill impairment evaluation process. The computations require management to make estimates and assumptions. Actual values may differ significantly from these assumptions, particularly if there are significant adverse changes in the operating environment of WSII’s reporting units.

In assessing the fair value of reporting units, WSII considers the market approach, the income approach, or a combination of both. Under the market approach, the fair value of the reporting unit is based on quoted market prices of companies comparable to the reporting unit being valued. While the market prices are not an assumption, a presumption that they provide an indicator of the value of the reporting unit is inherent in the valuation. The determination of the comparable companies also involves a degree of judgment. Earnings multiples used in the market approach ranged from 6.0 to 6.5 for the 2016 analysis. Under the income approach, the fair value of the reporting unit is based on the present value of estimated cash flows. The income approach relies on the timing and estimates of future cash flows, which are based on management’s estimates of economic and market conditions over the projected period, including growth rates in revenue, operating margins, capital expenditures and tax rates. The cash flows are based on WSII’s most recent business operating plans and various growth rates have been assumed for years beyond the current business plan period. The income approach also relies upon the selection of an appropriate discount rate, which is based on a weighted-average cost of capital analysis. The discount rate is affected by changes in short-term interest rates and long-term yield as well as variances in the typical capital structure of marketplace participants. Given current economic conditions, it is possible that the discount rate will fluctuate in the near term. The weighted-average costs of capital used to discount the cash flows for the 2016 analysis were 10.0% and 10.5% for Canada and Mexico, respectively.

Management believes the two approaches are appropriate valuation techniques with values that have historically been weighted equally. However, the weighting of the income approach was increased during the 2016 analysis to 100% and 60% for Canada and Mexico, respectively, as a result of the declining operating results therein. The 2016 analysis resulted in the impairment of the remaining goodwill recorded on the Mexican reporting unit, see note 7 in WSII’s 2016 consolidated financial statements. The calculated fair value of the Canadian reporting unit was in excess of its $285.6 million carrying value, including goodwill of $56.8 million, by approximately 23.9%.

If the carrying amount of the reporting unit exceeds the calculated fair value, the implied fair value of the reporting unit’s goodwill is determined. WSII allocates the fair value of the reporting unit to the respective assets and liabilities of the reporting unit as if the reporting unit had been acquired in separate and individual business combinations and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to their respective assets and liabilities is the implied fair value of goodwill. An impairment charge is recognized to the extent the carrying amount of goodwill exceeds the implied fair value.

Rental Equipment

Rental equipment (rental fleet) is comprised of assets held for rental and on rental to customers and remote accommodations buildings and facilities which are in use or available to be used by customers. Items of rental fleet are measured at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Costs of improvements and betterments to rental equipment are capitalized when such costs extend the useful life of the equipment or increase the rental value of the unit. Costs incurred for equipment to meet a particular customer specification are capitalized and depreciated over the lease term. Maintenance and repair costs are expensed as incurred.

Depreciation of rental fleet assets is computed using the straight-line method over estimated useful lives and considering the residual value of those assets, as follows:

	Estimated Useful Life	Residual Value
Modular fleet	10 – 20 years	20 – 50%
Remote accommodations	15 years	0 – 25%
Other related rental equipment	2 – 7 years	0%

The useful lives and residual values vary within the Company based on the type of unit, local operating conditions and local business practices.

Receivables and Allowances for Doubtful Accounts

Receivables primarily consist of amounts due from customers from the lease or sale of modular space and portable storage units and their delivery and installation, VAPS and remote accommodations contracts. The trade accounts receivable are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the amount of losses expected to be incurred in the collection of these accounts. The estimated losses are based upon a review of outstanding receivables, including specific accounts and the related aging, and on historical collection experience. Specific accounts are written off against the allowance when management determines the account is uncollectible.

Reserves and Contingencies

WSII maintains reserves in a number of areas to provide coverage against exposures that arise in the ordinary course of business. These reserves cover areas such as uninsured losses, termination liabilities and reorganization activities. WSII recognizes or discloses a reserve when an assessment of the risk of loss is probable and can be reasonably estimated. Significant judgment is involved in determining whether these conditions are met. If WSII determines these conditions are not met, no reserves are recognized. Reserves are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and, if appropriate, the risks specific to the obligation. Significant judgment is involved in assessing the exposures in these areas and hence in setting the level of the required reserve.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws and the amount and timing of future taxable income. Differences arising between the actual results and the assumptions made in such interpretation, or future changes to such assumptions, could necessitate future adjustments to tax benefit and expense already recorded. WSII establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on GAAP guidance for uncertainty in income taxes. The ultimate resolution of tax audits and interpretations of tax regulations could necessitate future adjustments to provisions established, which would likely affect WSII’s income tax benefit expense and profit (loss).

Deferred tax assets are recognized for all unused tax losses to the extent that it is more likely than not that taxable profit will be available against which the losses can be utilized. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standard setting bodies that are adopted by us as of the specified effective date. Unless otherwise discussed, WSII believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Please refer to the section entitled Recently Issued Accounting Standards under Note 1 — Summary of Significant Account Policies in the notes to the 2016 consolidated financial statements of WSII included elsewhere in this proxy statement/prospectus for additional information on recently issued accounting standards and its plans for adoption of those standards.

INDEBTEDNESS

Debt Financing

Debt Commitment Letter

In connection with the Stock Purchase Agreement, the Holdco Acquiror entered into the Debt Commitment Letter with the Commitment Parties pursuant to which the Commitment Parties agreed to provide (or to have certain of their affiliates provide), the New Credit Facility for the purpose of financing a portion of the consideration payable, fees and expenses incurred by the Acquirors in connection with the business combination and for general corporate purposes. The New Credit Facilities provide for credit facilities in the aggregate principal amount of up to $900 million, consisting of: (i) a $600 million ABL Facility described below and (ii) the Bridge Facility in an aggregate principal amount of up to $300 million, made available to Williams Scotsman, to the extent Williams Scotsman issues less than $300 million in gross cash proceeds of the Notes in a Rule 144A offering or other private placement.

The obligations of the Commitment Parties to provide the Debt Financing under the Debt Commitment Letter are subject to a number of conditions, including (1) the execution and delivery of definitive documentation consistent with the terms of the Debt Commitment Letter; (2) the simultaneous or substantially concurrent completion of the business combination in accordance with the Stock Purchase Agreement (without giving effect to any amendment, waiver, consent or other modification thereof that is materially adverse to the interests of the lenders (in their capacities as such) unless it is approved by the Commitment Parties); (3) the consummation of the equity investment (as described under “The Business Combination Proposal — The Stock Purchase Agreement — Equity Investment” in this proxy statement/prospectus) by the TDR Investor and the use of cash from the trust account (as described under “The Business Combination Proposal — The Stock Purchase Agreement — Trust Account” in this proxy statement/prospectus), prior to, or substantially simultaneously or concurrently with, the initial borrowings under the New Credit Facilities; (4) since the date of the Stock Purchase Agreement, no Company Material Adverse Effect (as described under “The Business Combination Proposal — Definition of Company Material Adverse Effect — Company Material Adverse Effect” in this proxy statement/prospectus); (5) delivery of certain audited, unaudited and pro forma financial statements; (6) as a condition to the availability of the Bridge Facility, the Borrowers having afforded the investment banks a marketing period of 15 consecutive business days (subject to certain blackout dates) following receipt of a preliminary offering memorandum, which includes certain financial statements; (7) as a condition to the availability of the ABL Facility, the Borrowers having afforded the lead arrangers a marketing period of 15 consecutive business days (subject to certain blackout dates) following receipt of a customary confidential information memorandum; (8) payment of all applicable invoiced fees and expenses; (9) the receipt of documentation and other information about the borrower and guarantors required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations (including the PATRIOT Act); (10) the execution and delivery of guarantees by certain guarantors and the taking of certain actions necessary to establish and perfect a security interest in specified items of collateral; (11) the accuracy in all material respects of specified representations and warranties in the loan documents under which the Debt Financing will be provided and of certain representations and warranties in the Stock Purchase Agreement; (12) delivery of certain customary closing documents; and (13) the receipt of consent of the requisite lenders under the existing Algeco Group credit facility to the consummation of the transactions.

The obligations of the Commitment Parties to provide the Debt Financing under the Debt Commitment Letter will terminate at the earliest of (1) December 19, 2017; (2) the termination of the Stock Purchase Agreement without the consummation of the business combination having occurred; and (3) the consummation of the business combination without the use of the Debt Financing.

As of the last practicable date before the printing of this proxy statement/prospectus, the Debt Commitment Letter remains in effect. The documentation governing the Debt Financing contemplated by the Debt Commitment Letter has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this proxy statement/prospectus.

The ABL Facility

The ABL Facility will provide for relevant credit facilities in the aggregate principal amount of up to $600 million, consisting of: (i) a senior secured asset-based revolving credit facility in the aggregate principal amount of $530 million (the “US ABL Facility”), to be made available to us, Williams Scotsman, LLC, Williams Scotsman, Inc. and a newly formed wholly-owned US subsidiary of us (collectively, the “US Borrowers”), and (ii) a senior secured asset-based revolving credit facility in the aggregate principal amount of $70 million (the “Canadian ABL Facility,” and together with the US ABL Facility, the “ABL Facility”), to be made available to Williams Scotsman of Canada, Inc. (the “Canadian Borrower,” and together with the US Borrowers, the “Borrowers”). Approximately $190 million of proceeds from the ABL Facility will be used to finance a portion of the consideration payable, fees and expenses incurred by us and the Holdco Acquiror in connection with the Business Combination. The ABL Facility will mature four and one half years after the closing date of the ABL Facility. Borrowings under the ABL Facility, at the Borrower’s option, will bear interest either (1) an adjusted LIBOR or (2) a base rate, in each case plus an applicable margin. The applicable margin is expected to be 2.50% with respect to LIBOR borrowings and 1.50% with respect to base rate borrowings. Commencing at the completion of the first full fiscal quarter after the Closing Date, the applicable margin for borrowings under the ABL Facility will be subject to one step-down of 0.25% and one step-up of 0.25% based on excess availability levels with respect to the ABL Facility.

The ABL Facility will provide borrowing availability in respect of the US ABL Facility and the Canadian ABL Facility equal to the lesser of (i) (a) $530 million and (b) the US Borrowing Base (defined below) (the “US Line Cap”) with respect to the US Borrowers and (ii) (a) $70 million and (b) the Canadian Borrowing Base (defined below) (together with the US Line Cap, the “Line Cap”) with respect to the Canadian Borrower.

The US Borrowing Base will be, at any time of determination, an amount (net of reserves) equal to the sum of:

•	85% of the net book value of the US Borrowers’ eligible accounts receivable, plus
•	the lesser of (i) 95% of the net book value of the US Borrowers’ eligible rental equipment and (ii) 85% of the net orderly liquidation value of the US Borrowers’ eligible rental equipment, minus
•	customary reserves.

The Canadian Borrowing Base will be, at any time of determination, an amount (net of reserves) equal to the sum of:

•	85% of the net book value of the Canadian Borrowers’ eligible accounts receivable, plus
•	the lesser of (i) 95% of the net book value of the Canadian Borrowers’ eligible rental equipment and (ii) 85% of the net orderly liquidation value of the Canadian Borrowers’ eligible rental equipment, plus
•	portions of the US Borrowing Base that have been allocated to the Canadian Borrowing Base, minus
•	customary reserves.

The US ABL Facility and Canadian ABL Facility will include borrowing capacity available for standby letters of credit of up to $60 million and $30 million, respectively, and for “swingline” loan borrowings of up to $50 million and $25 million, respectively. Any issuance of letters of credit or making of a swingline loan will reduce the amount available under the ABL Facility.

In addition, the ABL Facility will provide the Borrowers with the option to increase commitments under the ABL Facility in an aggregate amount not to exceed $300 million plus any voluntary prepayments that are accompanied by permanent commitment reductions under the ABL Facility.

The obligations of the (i) US Borrowers under the US ABL Facility and certain of their obligations under hedging arrangements and cash management arrangements will be unconditionally guaranteed by the Holdco Acquiror and each existing and subsequently acquired or organized direct or indirect wholly-owned US organized restricted subsidiary of the Holdco Acquiror (together with the Holdco Acquiror, the “US Guarantors”) and (ii) the Canadian Borrowers under the Canadian ABL Facility are unconditionally guaranteed by Holdings, the US Borrowers, the US Guarantors and each existing and subsequently acquired or organized direct or indirect wholly-owned Canadian organized restricted subsidiary of the Holdco Acquiror (together with the US Guarantors, the “ABL Guarantors”), in each case, other than certain excluded subsidiaries. The ABL Facility will be secured by (i) a first priority pledge of the equity interests of the Borrowers and of each direct, wholly-owned restricted subsidiary of any Borrower or any ABL Guarantor and (ii) a first priority security interest in substantially all of the assets of the Borrowers and the ABL Guarantors (subject to customary exceptions), provided that the obligations under the US ABL Facility will not be secured by assets of any Canadian Borrower or any Canadian Guarantors.

The ABL Facility will require the Borrowers to maintain a (i) minimum fixed charge coverage ratio of 1.00:1.00 and (ii) maximum total net leverage ratio of 5.50:1.00, at any time when the excess availability under the ABL Facility is less than the greater of (a) $50 million and (b) 10% of the Line Cap.

The ABL Facility will also contain a number of customary negative covenants. Such covenants, among other things, will limit or restrict the ability of each of the Borrowers, their restricted subsidiaries, and where applicable, the Holdco Acquiror, to:

•	incur additional indebtedness, issue disqualified stock and make guarantees;
•	incur liens on assets;
•	engage in mergers or consolidations or fundamental changes;
•	sell assets;
•	pay dividends and distributions or repurchase capital stock;
•	make investments, loans and advances, including acquisitions;
•	amend organizational documents and master lease documents;
•	enter into certain agreements that would restrict the ability to pay dividends;
•	repay certain junior indebtedness; and
•	change the conduct of its business.

The aforementioned restrictions will be subject to certain exceptions including (i) the ability to incur additional indebtedness, liens, investments, dividends and distributions, and prepayments of junior indebtedness subject, in each case, to compliance with certain financial metrics and certain other conditions and (ii) a number of other traditional exceptions that grant the Borrowers continued flexibility to operate and develop their businesses. The ABL Facility will also contain certain customary representations and warranties, affirmative covenants and events of default.

The documentation governing the ABL Facility has not been finalized and, accordingly, the actual terms of the ABL Facility may differ from that described in this proxy statement/prospectus.

Bridge Facility

The loans under the Bridge Facility are structured as increasing rate loans customary for facilities of this type. Interest on the Bridge Facility will be LIBOR (subject to a floor of 1.00%) plus 6.50% for the first three-month period commencing on the Closing Date, increasing by 50 basis points at the end of each three-month period occurring thereafter until the one year anniversary of the Closing Date. The Bridge Facility will be secured by a perfected second priority security interest in the collateral securing the ABL Facility, and will be guaranteed by the US Borrowers other than Williams Scotsman and the US Guarantors. The Bridge Facility will initially mature one year after the closing date of the Bridge Facility, which maturity date will, subject to certain conditions, be automatically extended to the date that is five years after the date of funding of the Bridge Facility. The covenants under the definitive documentation for the bridge loans will be usual and customary for bridge loan financings and will be incurrence-based covenants based on those contained in the preliminary offering memorandum used to market the Notes (with certain covenants to be more restrictive prior to the initial maturity date of the Bridge Facility).

The Bridge Facility will be reduced on a dollar for dollar basis by the gross cash proceeds obtained by Williams Scotsman from the issuance of the Notes. To the extent Williams Scotsman obtains net proceeds from the issuance of the Notes on or prior to the closing date of the business combination in an amount not less than $300 million, the Bridge Facility would not be funded. The Bridge Facility will also contain certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs thereunder, the lenders under the Bridge Facility will be entitled to take various actions, including the acceleration of amounts due under the Bridge Facility and all actions permitted to be taken by a secured creditor.

Certain terms of the Bridge Facility will be subject to change during the process of syndication.

MANAGEMENT OF WSC FOLLOWING THE BUSINESS COMBINATION

Management and Board of Directors

For information concerning the current executive officers of WSII, see the section entitled “Business of Williams Scotsman — Management.”

The board of directors of WSC following the consummation of the business combination is expected to be comprised of seven directors, of which Messrs. Holthaus, Bartlett, Lindsay and Robertson having been designated by TDR Capital and Messrs. Rosen and Sagansky having been designated by Double Eagle, in each case, to serve as directors in the classes set forth in the table below.

The following persons are anticipated to be the executive officers and directors of WSC following the consummation of the business combination:

Name	Class	Age	Position
Bradley L. Soultz	(I)	48	President, Chief Executive Officer and Director
Timothy D. Boswell	—	38	Chief Financial Officer
Bradley L. Bacon	—	43	Vice President, General Counsel & Corporate Secretary
Gerard E. Holthaus	(II)	68	Director
Mark S. Bartlett	(I)	66	Director
Gary Lindsay	(III)	38	Director
Stephen Robertson	(III)	57	Director
Fredric D. Rosen	(II)	73	Director
Jeff Sagansky	(III)	65	Director

Bradley L. Soultz serves as Chief Executive Officer and President of WSII and is expected to serve as a director on the board of directors of WSC. In his role as Chief Executive Officer and President of WSII, he is responsible for all strategic and operational aspects of the company’s businesses in the United States, Canada and Mexico. Mr. Soultz joined WSII in his current role in January 2014. He previously served as the Chief Commercial and Strategy Officer of Novelis, a $10 billion aluminum recycling and rolled products company with operations in 25 countries and approximately 11,000 employees. Mr. Soultz joined Novelis in 2005 following their spin-off from Alcan, where he primarily served as Vice President and General Manager of various business units in Europe and North America. He started his career with Cummins Inc. where he held various positions in product development, sales, strategy and procurement in North America, and as the Director — Global Procurement, based in the Czech Republic. Mr. Soultz holds a bachelors degree in agricultural engineering from Purdue University.

Timothy D. Boswell serves as Vice President, Finance and Treasurer of WSII. In this role, he is responsible for the Finance, Strategy and IT functions of the company. Mr. Boswell joined WSII in June 2012 and has served as Vice President, Strategy and Business Development, in which he oversaw the development and execution of strategic initiatives and had responsibility for pricing, value-added products and services and marketing. He recently served as Chief of Staff to the former Chief Executive Officer of the Algeco Group. Prior to joining WSII, Mr. Boswell was a Vice President for Sterling Partners, a Chicago-based private equity firm with $4 billion assets under management in the business services, education and healthcare sectors, with responsibility for both principal investing and portfolio company management. Before joining Sterling, he was an Associate with Banc of America Capital Investors, as well as an Analyst with Edgeview Partners and Bear, Stearns & Co. Inc. Mr. Boswell holds a master’s degree in business administration from the Darden Graduate School of Business Administration and a bachelors degree in economics and psychology from Davidson College.

Bradley L. Bacon serves as Vice President & General Counsel & Corporate Secretary of WSII. In this role, he is responsible for Legal function and Corporate Governance. Mr. Bacon joined WSII in August, 2017. Prior to joining WSII, Mr. Bacon was employed by Crestwood Equity Partners LP (NYSE: CEQP), where he served as Vice President, Assistant General Counsel and Assistant Corporate Secretary. Prior to joining Crestwood in 2010, Mr. Bacon was a partner with Husch Blackwell LLP, and held various roles with Aquila.

Mr. Bacon began his legal career as an associate in the corporate section of Blackwell Sanders LLP after receiving a bachelors degree in business from the University of Missouri and a law degree from the University of Kansas.

Gerard E. Holthaus is expected to serve as the chair of the board of directors of WSC. Mr. Holthaus has extensive management and financial experience at the executive officer level with both public and private companies in the industrial services industry. In April 2010, Mr. Holthaus stepped down as chief executive officer of Algeco Global and assumed the position of non-executive chairman of the board of directors of Algeco Global and A/S Holdings, and as a director of certain affiliated subsidiaries, all of which are privately held companies. From November 2007 to April 2010, he held the positions of executive chairman of the board of directors and chief executive officer of Algeco Global. From April 1997 to October 2007, Mr. Holthaus was executive chairman of the board, president and chief executive officer of WSII. Mr. Holthaus is the non-executive chairman, a member of the audit committee and a member of the compensation committee of FTI Consulting, Inc., a NYSE-listed global business advisory services firm, with $2 billion in revenue. He is non-executive chairman and a member of the nominating and compensation committee of The Baltimore Life Companies, a mutual life insurance company, and a director and chair of the audit committee of BakerCorp International, Inc., an equipment rental services business. Mr. Holthaus also served as a director and was a member of the audit committee, compensation committee and nominating committee of Neff Corporation, a Nasdaq-listed equipment rental company, until it was sold in October 2017. He holds a bachelor’s degree in accounting from Loyola University, where he is also a trustee.

Mark S. Bartlett is expected to serve as a director on the board of directors of WSC. Until retiring in 2012, Mr. Bartlett was a partner at Ernst & Young, serving as managing partner of the firm's Baltimore office and senior client service partner for the mid-Atlantic region. Mr. Bartlett began his career at Ernst & Young in 1972 and has extensive experience in financial services, as well as other industries. In particular, Mr. Bartlett has considerable finance knowledge, with a broad range of experience in financing alternatives including the sale of securities, debt offerings, and syndications. Mr. Bartlett serves as a director and as the chairman of the audit committee of Rexnord Corporation. Mr. Bartlett is also a director, member of the executive compensation committee and chairman of the audit committee of T. Rowe Price Group, Inc. He is a member of the board of directors and a member of the audit committee of FTI Consulting, Inc., and he is a director and a member of the finance committee at The Baltimore Life Companies. Mr. Bartlett holds a bachelor’s degree in accounting from West Virginia University and attended the Executive Program at the Kellogg School of Business at Northwestern University. Mr. Bartlett is a certified public accountant.

Gary Lindsay is expected to serve as a director on the board of directors of WSC. Mr. Lindsay is a partner at TDR Capital LLP, where he has worked as a member of the investment team since 2008. Mr. Lindsay is involved in the day-to-day management of certain of TDR Capital LLP’s portfolio companies and holds a board seat on the board of one of TDR’s portfolio companies. Prior to joining TDR Capital LLP, Mr. Lindsay worked in the chemicals & industrials investment banking teams at both Citi and Bear Stearns in London and New York. Mr. Lindsay holds a master’s degree in finance with distinction from the University of Strathclyde and a master’s degree in chemistry, with first class honors, from the University of Edinburgh.

Stephen Robertson is expected to serve as a director on the board of directors of WSC. In 2002, Mr. Robertson co-founded TDR Capital LLP. As a founding partner, Mr. Robertson is heavily involved in the day-to-day management of TDR Capital LLP’s portfolio and holds board seats on a number of TDR’s portfolio companies. Mr. Robertson has over 30 years of private equity, mezzanine and leveraged finance experience. Prior to founding TDR, Mr. Robertson was managing partner at DB Capital Partners, and previously spent a year as managing director of European Leveraged Finance at Merrill Lynch and nine years as managing director of European Leveraged Finance at Bankers Trust. Mr. Robertson holds a master’s degree in economics from Aberdeen University.

For biographical information concerning Jeff Sagansky and Fredric Rosen, see the section entitled “Other Information Related to Double Eagle — Directors and Executive Officers.”

Board Composition

WSC’s business affairs will be managed under the direction of its board of directors. WSC’s board of directors will consist of seven members, four of whom will qualify as independent within the meaning of the independent director guidelines of Nasdaq. Messrs. Soultz, Lindsay and Robertson are not considered independent. WSC’s board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring, as follows:

•	the Class I directors will be Mark Bartlett and Bradley Soultz, and their terms will expire at the annual meeting of stockholders to be held in 2018;
•	the Class II directors will be Fredric Rosen and Gerard Holthaus, and their terms will expire at the annual meeting of stockholders to be held in 2019; and
•	the Class III directors will be Gary Lindsay, Stephen Robertson and Jeff Sagansky, and their terms will expire at the annual meeting of stockholders to be held in 2020.

WSC’s Proposed Charter provides that the number of directors, which will be fixed at seven members, may be increased or decreased from time to time by a resolution of WSC’s board of directors. Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation, or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors. This classification of WSC’s board of directors may have the effect of delaying or preventing changes in control of WSC.

Director Independence

Upon the closing of the business combination, we anticipate that the size of the post-combination company’s board of directors will be seven directors. Nasdaq listing standards will require that a majority of WSC’s board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

We anticipate that Messrs. Bartlett, Holthaus, Rosen and Sagansky will be “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules.

Committees of the Board of Directors

Effective upon completion of the business combination, WSC’s board of directors will establish the following committees: an audit committee, a compensation committee, and a nominating and corporate governance committee. The proposed composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by WSC’s board of directors.

Audit Committee

WSC’s audit committee will oversee WSC’s corporate accounting and financial reporting process. Among other matters, the audit committee will:

•	appoint our independent registered public accounting firm;
•	evaluate the independent registered public accounting firm’s qualifications, independence and performance;
•	determine the engagement of the independent registered public accounting firm;
•	review and approve the scope of the annual audit and the audit fee;
•	discuss with management and the independent registered public accounting firm the results of the annual audit and the review of WSC’s quarterly financial statements;
•	approve the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;
•	monitor the rotation of partners of the independent registered public accounting firm on WSC’s engagement team in accordance with requirements established by the SEC;

•	be responsible for reviewing WSC’s financial statements and WSC’s management’s discussion and analysis of financial condition and results of operations to be included in WSC’s annual and quarterly reports to be filed with the SEC;
•	review WSC’s critical accounting policies and estimates; and
•	review the audit committee charter and the committee’s performance at least annually.

The initial members of the audit committee will be Mark Bartlett, Fredric Rosen and Gerard Holthaus, with Mark Bartlett serving as the chair of the committee. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Our board of directors has determined that all of the members of the audit committee will be independent directors as defined under the applicable rules and regulations of the SEC and Nasdaq with respect to audit committee membership. We also believe that Mark Bartlett qualifies as our “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our corporate website at www.willscot.com upon the completion of the business combination. The information on our website is not part of this proxy statement/prospectus.

Compensation Committee

Our compensation committee will review and recommend policies relating to compensation and benefits of our officers and employees. Among other matters, the compensation committee will:

•	review and recommend corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers;
•	evaluate the performance of these officers in light of those goals and objectives and recommend to our board of directors the compensation of these officers based on such evaluations;
•	recommend to our board of directors the issuance of stock options and other awards under our stock plans; and
•	review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

The initial members of WSC’s compensation committee will be Jeff Sagansky, Fredric Rosen, Gerard Holthaus and Stephen Robertson, with Gerard Holthaus serving as the chair of the committee. Three of the members of our compensation committee will be independent under the applicable rules and regulations of Nasdaq, and each will be “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act and “outside directors” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m). Mr. Robertson is not an independent director under Nasdaq rules and is being included on our compensation committee pursuant to the exception provided by Nasdaq Rule 5605(d)(2)(B). Our board of directors will adopt a written charter for the compensation committee, which will be available on our corporate website at www.willscot.com upon the completion of the business combination. The information on our website is not part of this proxy statement/prospectus.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will be responsible for making recommendations to WSC’s board of directors regarding candidates for directorships and the size and composition of WSC’s board of directors. In addition, the nominating and corporate governance committee will be responsible for overseeing WSC’s corporate governance policies and reporting and making recommendations to WSC’s board of directors concerning governance matters.

The initial members of WSC’s nominating and corporate governance committee will be Mark Bartlett, Gerard Holthaus and Jeff Sagansky, with Jeff Sagansky serving as the chair of the committee. Each of the members of WSC’s nominating and corporate governance committee will be an independent director under the applicable rules and regulations of Nasdaq relating to nominating and corporate governance committee independence. Our board of directors plans to adopt a written charter for the nominating and corporate governance committee, which will be available on our corporate website at www.willscot.com upon the completion of the business combination. The information on our website is not part of this proxy statement/prospectus.

Compensation Committee Interlocks and Insider Participation

Following the consummation of the business combination, WSC’s compensation committee will consist of Jeff Sagansky, Mark Bartlett, Gerard Holthaus and Stephen Robertson. None of the expected members of WSC’s compensation committee has at any time been an officer or employee of Double Eagle or WSII, other than as disclosed in this proxy statement/prospectus under the heading “Management of WSC Following the Business Combination.” None of WSC’s executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers on Double Eagle’s or WSII’s compensation committee or board of directors.

Involvement in Certain Legal Proceedings

WSC is not currently involved in any legal proceedings.

Code of Business Conduct and Ethics

Effective upon the consummation of the business combination, WSC will adopt a code of business conduct and ethics that will apply to all of its employees, officers and directors, including those officers responsible for financial reporting. The code of business conduct and ethics will be available after the closing of the business combination on WSC’s website at www.willscot.com. WSC expects that, to the extent required by law, any amendments to the code, or any waivers of its requirements, will be disclosed on its website.

Limitation on Liability and Indemnification Matters

WSC’s amended and restated certificate of incorporation that will become effective immediately following the business combination contains provisions that limit the liability of WSC’s directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, WSC’s directors will not be personally liable to WSC or its stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to WSC or its stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
•	any transaction from which the director derived an improper personal benefit.

WSC’s amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately following the business combination provide that WSC is required to indemnify its directors and officers, in each case to the fullest extent permitted by Delaware law. WSC’s amended and restated bylaws will also provide that WSC is obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit WSC to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether WSC would otherwise be permitted to indemnify him or her under Delaware law. WSC expects to enter into agreements to indemnify its directors, executive officers and other employees as determined by its board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. WSC believes that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. WSC will also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in WSC’s amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against

WSC’s directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against WSC’s directors and officers, even though an action, if successful, might benefit WSC and its stockholders. Further, a stockholder’s investment may be adversely affected to the extent that WSC pays the costs of settlement and damage.

Post-Combination Company Executive Compensation

Following the closing of the business combination, the combined company intends to develop an executive compensation program that is designed to align compensation with the combined company’s business objectives and the creation of stockholder value, while enabling the combined company to attract, motivate and retain individuals who contribute to the long-term success of the combined company. Decisions on the executive compensation program will be made by the compensation committee of the board of directors.

Director Compensation

Following the completion of the business combination, WSC’s compensation committee will determine the annual compensation to be paid to the members of WSC’s board of directors.

Williams Scotsman Corporation 2017 Incentive Award Plan

The combined company intends to establish a long term incentive compensation plan (the “Plan”). The purpose of the Plan is to assist the combined company in attracting, motivating and retaining selected individuals who will serve as its employees, directors and consultants, and whose judgment, interest and special effort is critical to the successful conduct of its business. The Plan as it is currently being contemplated could provide awards in a number of forms that include stock options, stock appreciation rights, restricted stock awards, restricted stock units, stock bonus awards, other stock-based awards and other cash-based awards. It is expected that officers, non-employee directors, employees and other consulting or advisory service providers of us and any of our subsidiaries and affiliates would be eligible for grants under the Plan. Set forth below are the expected material terms of the Plan.

Administration

The Plan will be administered by the compensation committee of our board of directors (the “Committee”). The Committee will generally have the authority to designate participants, determine the type or types of awards to be granted to a participant, determine the terms and conditions of any agreements evidencing any awards granted under the Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Plan. The Committee will have full discretion to administer and interpret the Plan and to make any other determination and take any other action that it deems necessary or desirable for the administration of the Plan.

Number of Shares Authorized

The Plan provides for an aggregate of 4,000,000 shares of WSC Class A common stock to be delivered. No more than 1,500,000 shares of WSC Class A common stock may be granted under the Plan to any participant during any single year with respect to performance compensation awards that are stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units or stock bonus awards. The maximum aggregate grant-date fair value of awards granted and cash fees paid to any non-employee director pursuant to the Plan during any fiscal year may not exceed a total value of $600,000, provided that the board of directors may make exceptions to this limit for a non-executive chair of the board. Performance compensation awards denominated in cash that are made to “covered employees” as defined in Section 162(m), may not exceed $5,000,000 in any single year. Common shares that are used to pay the exercise price of an option or SAR or that are withheld to satisfy the Participant’s tax withholding obligation will not be available for re-grant under the Plan. Common shares underlying awards under the Plan that are forfeited, cancelled, expire unexercised or are settled in cash will be available again for new awards under the Plan. If there is any change in our corporate capitalization, the Committee in its sole discretion may make substitutions or adjustments to the number of common shares reserved for issuance under the Plan, the number of common shares covered by awards then outstanding under the Plan, the limitations on awards under the Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

The Plan will have a term of ten years from the date it is approved by shareholders and no further awards may be granted under the Plan after that date.

Awards Available for Grant

The Committee may grant awards of nonqualified stock options, ISOs, SARs, restricted stock awards, restricted stock units, stock bonus awards, performance compensation awards (including cash bonus awards) or any combination of the foregoing.

Eligibility for Participation

Employees, directors, officers, advisors or consultants and prospective employees, directors, officers, advisors or consultants of WSC or its affiliates will be eligible to participate in the Plan.

Award Agreement

Awards granted under the Plan will be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions and/or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change of control or conditions regarding the participant’s employment, in each case, as determined by the Committee.

Options

The Committee will be authorized to grant options to purchase common shares that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code, for ISOs, or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Committee and specified in the applicable award agreement. In general, the exercise price per common share for each option granted under the Plan will not be less than the fair market value of a common share at the time of grant. The maximum term of an option granted under the Plan will be ten years from the date of grant (or five years in the case of ISOs granted to a 10% shareholder). However, if the option (including any options granted under the Plan prior to the present amendment and restatement that are currently outstanding) would expire at a time when the exercise of the option by means of a cashless exercise or net exercise method (to the extent such method is otherwise then permitted by the Committee for purposes of payment of the exercise price and/or applicable withholding taxes) would violate applicable securities laws or any securities trading policy adopted by us, the expiration date applicable to the option will be automatically extended to a date that is thirty (30) calendar days following the date such cashless exercise or net exercise would no longer violate applicable securities laws or applicable securities trading policy (so long as such extension does not violate Section 409A of the Code), but not later than the expiration of the original exercise period. Unless otherwise provided in an award agreement, options granted under the Plan will vest on the third anniversary of the grant date. Payment in respect of the exercise of an option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise) that have been held by the participant for any period deemed necessary by our accountants to avoid an additional compensation charge or have been purchased on the open market, or the Committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism, a net exercise method, or by such other method as the Committee may determine to be appropriate.

Stock Appreciation Rights

The Committee will be authorized to award SARs under the Plan. SARs will be subject to the terms and conditions established by the Committee. An SAR is a contractual right that allows a participant to receive, either in the form of cash, common shares or any combination of cash and common shares, the appreciation, if any, in the value of a common share over a certain period of time. An option granted under the Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs. SARs shall be subject to terms established by the Committee and reflected in the award agreement. Unless otherwise provided in an award agreement, SARs granted pursuant to the Plan will vest and become exercisable on the third anniversary of the grant date.

Restricted Stock

The Committee will be authorized to award restricted stock under the Plan. Unless otherwise provided by the Committee and specified in an award agreement, restrictions on restricted stock will lapse after three years of service with us. The Committee will determine the terms of such restricted stock awards, including any dividend or voting rights. Restricted stock is common shares that generally are non-transferable and subject to other restrictions determined by the Committee for a specified period. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the restricted period, then any unvested restricted stock is forfeited. Dividends, if any, that may have been withheld by the Committee shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in common shares having a fair market value equal to the amount of such dividends, upon the release of any applicable restrictions, if the applicable share is forfeited, the participant shall have no right to such dividends (except as otherwise provided in the applicable award agreement).

Restricted Stock Unit Awards

The Committee will be authorized to award restricted stock unit awards. Unless otherwise provided by the Committee and specified in an award agreement, restricted stock units will vest after three years of service with us. The Committee will determine the terms of such restricted stock units, including any dividend rights. Unless the Committee determines otherwise or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. At the election of the Committee, the participant will receive a number of common shares equal to the number of units earned or an amount in cash equal to the fair market value of that number of common shares at the expiration of the period over which the units are to be earned or at a later date selected by the Committee. Dividends, if any, that may have been withheld by the Committee shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in common shares having a fair market value equal to the amount of such dividends, upon the release of any applicable restrictions, if the applicable share is forfeited, the participant shall have no right to such dividends (except as otherwise provided in the applicable award agreement).

Stock Bonus Awards

The Committee will be authorized to grant awards of unrestricted common shares or other awards denominated in common shares, either alone or in tandem with other awards, under such terms and conditions as the Committee may determine.

Performance Compensation Awards

The Committee will be authorized to grant any award, including in the form of cash, under the Plan in the form of a performance compensation award by conditioning the vesting of the award on the satisfaction of certain performance goals, measured on an absolute or relative basis. The committee may establish these performance goals with reference to one or more of the following:

•	Net earnings or net income (before or after taxes);
•	basic or diluted earnings per share (before or after taxes);
•	net revenue or revenue growth;
•	gross profit or gross profit growth;
•	operating profit (before or after taxes);
•	return measures (including, but not limited to, return on assets, capital, invested capital, equity or sales);
•	cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital);
•	financing and other capital raising transactions (including, but not limited to, sales of the Company’s equity or debt securities;
•	earnings before or after taxes, interest, depreciation, and/or amortization;

•	gross or operating margins;
•	productivity ratios;
•	share price (including, but not limited to, growth measures and total shareholder return);
•	expense targets;
•	margins;
•	productivity and operating efficiencies;
•	objective measures of customer satisfaction;
•	customer growth;
•	working capital targets;
•	measures of economic value added;
•	inventory control;
•	enterprise value;
•	sales;
•	debt levels and net debt;
•	combined ratio;
•	timely launch of new facilities;
•	client retention;
•	employee retention;
•	timely completion of new product rollouts;
•	cost targets;
•	reductions and savings;
•	productivity and efficiencies;
•	strategic partnerships or transactions;
•	objective measures of personal targets, goals or completion of projects; or
•	any combination of the foregoing.

To the extent required under Section 162(m), the Committee shall, within the first 90 days of a performance period (or, if longer or shorter, within the maximum period allowed under Section 162(m)), define in an objective fashion the manner of calculating the performance goals it selects to use for such performance period and thereafter promptly communicate such performance goals to the participant. In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing performance goals without obtaining shareholder approval of such alterations, the Committee shall have sole discretion to make such alterations without obtaining shareholder approval. Additionally, the Committee is authorized, to the extent the exercise of such authority at such time would not cause the performance compensation award to fail to qualify as performance-based compensation under Section 162(m), to adjust or modify the calculation of a performance goal for such performance period based on certain pre-determined objective criteria.

Change of Control

Except as otherwise provided in an award agreement or the Plan, in the event of a “Change in Control” (as defined in the Plan), the Committee may provide that all outstanding options and equity awards (other than performance compensation awards) issued under the Plan will become fully vested and performance compensation awards will vest based on the level of attainment of the specified performance goals. The

Committee may, in its discretion, cancel outstanding awards and pay the value of such awards to the participants in connection with a Change in Control.

Amendment and Termination

In general, our Board may amend, suspend or terminate the Plan at any time. However, shareholder approval to amend the Plan may be necessary if the law or the Plan so requires (e.g., repricing, performance goals, approval is necessary to comply with any tax or regulatory requirement, etc.). No amendment, suspension or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient.

Transferability

Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. The Committee, however, may permit awards (other than ISOs) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability company whose partners or stockholders are the participant and his or her family members or anyone else approved by it.

Recoupment of Awards

The Plan will provide that awards granted under the Plan are subject to any recoupment policy that we may establish from time to time or any obligation that we may have regarding the clawback of “incentive-based compensation” under the Exchange Act or under any applicable rules and regulations promulgated by the Securities and Exchange Commission.

Effective Date; Term

The Plan will be adopted by our board of directors substantially simultaneously with the consummation of the business combination. No award will be granted under the Plan on or after the 10 year anniversary of the effective date of the Plan. Any award outstanding under the Plan at the time of termination will remain in effect until such award is exercised or has expired in accordance with its terms.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the actual beneficial ownership of Double Eagle common shares as of November 3, 2017 and (ii) expected beneficial ownership of WSC common stock immediately following consummation of the business combination, assuming that no public shares of WSC are redeemed, and alternatively that 25,140,605 shares of WSC are redeemed, by:

•	each person who is, or is expected to be, the beneficial owner of more than 5% of the outstanding shares of our Class A common stock;
•	each of our current executive officers and directors;
•	each person who will become an executive officer or director of WSC post-business combination; and
•	all executive officers and directors of Double Eagle as a group pre-business combination and all executive officers and directors of WSC post-business combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of Double Eagle common shares pre-business combination is based on 62,204,329 ordinary shares issued and outstanding as of November 3, 2017.

The expected beneficial ownership of shares of WSC common stock post-business combination assuming none of Double Eagle shares are redeemed has been determined based upon the following: (i) no Double Eagle shareholder has exercised its redemption rights to receive cash from the trust account in exchange for their shares, (ii) 31,510,417 shares of WSC Class A common stock are issued pursuant to the Private Placement, (iii) there will be an aggregate of 101,860,417 shares of WSC Class A common stock issued and outstanding at closing (including 12,425,000 Earnout Shares held in escrow pursuant to the Earnout Agreement) and (iv) 9,065,046 shares of WSC Class B common stock are issued to the Sellers pursuant to the Exchange Agreement.

The expected beneficial ownership of shares of WSC common stock post-business combination assuming the maximum number of public shares have been redeemed has been determined based on the following: (i) Double Eagle shareholders (other than the shareholders listed in the table below) have exercised their redemption rights with respect to 25,140,605 shares of WSC Class A common stock for a price of $10.05 per share, (ii) 47,552,083 shares of WSC Class A common stock are issued pursuant to the Private Placement, (iii) there will be an aggregate of 92,761,479 shares of WSC Class A common stock issued and outstanding at closing (including 12,425,000 Earnout Shares held in escrow pursuant to the Earnout Agreement) and (iv) 8,054,053 shares of WSC Class B common stock are issued to the Sellers pursuant to the Exchange Agreement. Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of capital stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Before the Business Combination		After the Business Combination
	Number of shares	%	Assuming No Redemption				Assuming Maximum Redemption
			Class A Common Stock		Class B Common Stock		Class A Common Stock		Class B Common Stock
			Number of shares	%	Number of shares	%	Number of shares	%	Number of shares	%
Current Directors, Executive Officers and Founders
Double Eagle Acquisition LLC (the Sponsor)(2)(3)	6,337,500	10.2%	—	*	—	*	—	*	—	*
Jeff Sagansky(2)(3)	6,337,500	10.2%	—	*	—	*	—	*	—	*
Harry E. Sloan(2)	6,087,500	9.8%	—	*	—	*	—	*	—	*
Dennis A. Miller(2)	25,000	*	25,000	*	—	*	25,000	*	—	*
Fredric D. Rosen(2)	25,000	*	25,000	*	—	*	25,000	*	—	*
James M. McNamara(2)	25,000	*	25,000	*	—	*	25,000	*	—	*
All Directors and Executive Officers as a Group (Six Individuals)	6,412,500	10.3%	75,000	*	—	*	75,000	*	—	*

Name and Address of Beneficial Owner(1)	Before the Business Combination		After the Business Combination
	Number of shares	%	Assuming No Redemption				Assuming Maximum Redemption
			Class A Common Stock		Class B Common Stock		Class A Common Stock		Class B Common Stock
			Directors and Executive Officers of Williams Scotsman After Consummation of the Business Combination
Bradley L. Soultz	—	—	—	*	—	*	—	*	—	*
Timothy D. Boswell	—	—	—	*	—	*	—	*	—	*
Bradley L. Bacon	—	—	—	*	—	*	—	*	—	*
Gerard Holthaus(7)	—	—	300,000	*	—	*	300,000	*	—	*
Gary Lindsay(8)	—	—	—	*	—	*	—	*	—	*
Stephen Robertson(8)	—	—	—	*	—	*	—	*	—	*
Mark Bartlett	—	—	—	*	—	*	—	*	—	*
Jeff Sagansky(2)(3)	6,337,500	10.2%	—	*	—	*	—	*	—	*
Fredric D. Rosen(2)	25,000	*	25,000	*	—	*	25,000	*	—	*
All Directors and Executive Officers as a Group (15 Individuals)	6,362,500	10.2%	25,000	*	—	*	25,000	*	—	*
Five Percent Holders:
Wellington Management Group LLP(4)	7,284,150	11.7%	7,284,150	7.9%	—	*	7,284,150	7.9%	—	*
TD Asset Management Group Inc.(5)	3,871,600	6.2%	3,871,600	4.2%	—	*	3,871,600	4.2%	—	*
Glazer Capital LLC(6)	3,760,141	6.0%	3,760,141	4.1%	—	*	3,760,141	4.1%	—	*
TDR Investor(8)	—	—	31,210,417	34.0%	—	*	47,252,083	51.0%	—	*
Algeco Group(9)	—	—	—	*	9,065,046	100%	—	*	8,054,053	100%

*	Less than one percent.
(1)	Unless otherwise noted, the business address of each of the shareholders listed is 2121 Avenue of the Stars, Suite 2300, Los Angeles, CA 90067.
(2)	Interests shown consist solely of founder shares, classified as Class B ordinary shares. On the effective date of the domestication, the currently issued and outstanding Class B ordinary shares will automatically convert by operation of law, on a one-for-one basis, into Class A ordinary shares. Immediately thereafter, the currently issued and outstanding Class A ordinary shares will automatically convert by operation of law, on a one-for-one basis, into shares of WSC Class A common stock in accordance with the terms of the WSC Charter. WSC will also issue shares of WSC Class B common stock. The “After the Business Combination” columns exclude 6,337,500 founder shares held by the Sponsor and 6,087,500 founder shares held by Harry E. Sloan, which will be deposited in escrow at the closing of the business combination and released to the Founders and/or to the TDR Investor in accordance with the terms of the Earnout Agreement and the Escrow Agreement. While such shares are held in escrow the Founders will not have the ability to transfer or vote such shares.
(3)	Represents 100% of the founder shares held by the Sponsor. Mr. Sagansky has voting and dispositive control over the shares held by the Sponsor.
(4)	According to a Schedule 13G/A filed October 10, 2017 on behalf of Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP (collectively “WMG”), WMG has beneficial ownership over the shares reported. The business address of this shareholder is 280 Congress Street, Boston, MA 02210.
(5)	According to a Schedule 13G filed February 10, 2017 on behalf of TD Asset Management Inc. (“TDAM”) and TDAM USA Inc. (“TDAM-USA”), TDAM and TDAM-USA have beneficial ownership over 3,869,300 and 2,300, respectively, of the shares reported. The business address of TDAM and TDAM-USA is Canada Trust Tower, BCE Place, 161 Bay Street, 35th Floor, Toronto, Ontario, M5J 2T2.

(6)	According to a Form 13F filed August 11, 2017 on behalf of Glazer Capital LLC (“Glazer”), Glazer has beneficial ownership over the shares reported. The business address of this shareholder is 250 West 55th Street, Suite 30A, New York, NY 10019.
(7)	Represents 300,000 shares of Class A common stock to be received by Mr. Holthaus immediately following the closing of the business combination pursuant to an agreement between Mr. Holthaus and TDR Capital.
(8)	TDR Capital is manager of the investment fund which is the ultimate beneficial owner of the TDR Investor (the “Fund”). TDR Capital controls all of the Fund’s voting rights in respect of its investments and no one else has equivalent control over the investments. The investors in the Fund are passive investors (as they are limited partners) and no investor directly or indirectly beneficially owns 20% or more of the shares or voting rights through their investment in the Fund. TDR Capital is run by its board and investment committee which consists of the partners of the firm. Messrs. Lindsay and Robertson may be deemed to beneficially own the securities held by the TDR Investor through their ability to either vote or direct the vote of the securities or dispose or direct the disposition of the securities, either through their roles at the Fund, contract, understanding or otherwise. Each of Messrs. Lindsay and Robertson disclaim beneficial ownership of such securities, if any, except to the extent of their pecuniary interests therein, as applicable. Reflects transfer of 300,000 shares of Class A common stock to Mr. Holthaus immediately following the closing of the business combination. Excludes shares and warrants held in escrow as of the closing that may be released to the TDR Investor in accordance with the Earnout Agreement and the Escrow Agreement. Also excludes any shares of WSC Class A common stock the TDR Investor may acquire under the terms of an agreement between the Sellers and the TDR Investor pursuant to which the Sellers may, at their sole option, sell their 10% interest in the Holdco Acquiror to the TDR Investor for $78.5 million at any time during the twelve month period following the closing of the business combination.
(9)	The Algeco Group is controlled by TDR Capital. See footnote (8).

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Double Eagle Acquisition Corp.

Double Eagle Related Person Transactions

Founder Shares

On July 1, 2015, the Sponsor purchased 12,218,750 Class B ordinary shares, or founder shares, for $25,000, or approximately $.002 per share. On July 29, 2015, the Sponsor transferred 6,109,375 founder shares to Harry E. Sloan for a purchase price of $12,500 (the same per-stock purchase price initially paid by the Sponsor). On August 27, 2015, the Sponsor and Mr. Sloan transferred an aggregate of 25,000 founder shares on a pro rata basis to each of Double Eagle’s independent directors at their original purchase price. On August 27, 2015, Mr. Sloan transferred 665,500 founder shares to the Sponsor. On September 10, 2015, Double Eagle effected a share capitalization of approximately .129 shares for each outstanding Class B ordinary share, resulting in the initial shareholders holding an aggregate of 13,800,000 founder shares. The closing of the initial public offering included an initial partial exercise (2,000,000 units) of the overallotment option granted to the underwriters. Following the initial public offering, an aggregate of 1,300,000 of the founder shares (consisting of 1,271,500 shares held by the Sponsor, an aggregate of 9,705 shares held by our independent directors and 18,524 shares held by Mr. Sloan) were surrendered for no consideration due to the partial exercise by the underwriters of their over-allotment option. In the event the full overallotment option is not exercised in full, a portion of the founder shares will be forfeited so they will equal 20% of the expanded equity capital of Double Eagle.

The founder shares are identical to the public shares except that the founder shares are subject to certain transfer restrictions, as described in more detail below.

The initial shareholders have agreed not to transfer, assign or sell any of their founder shares until the date that is one year after the completion of Double Eagle’s initial business combination, or earlier if, subsequent to Double Eagle’s initial business combination, (i) the closing price of Double Eagle’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after Double Eagle’s initial business combination, or (ii) the date on which Double Eagle completes a liquidation, merger, share exchange or other similar transaction after the initial business combination that results in all of Double Eagle’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

In addition to the foregoing, 12,425,000 founder shares held by the Founders will be held in escrow under the terms of the Earnout Agreement and, subject to transfer restrictions for the three year period following the Closing, subject to early release as follows: (i) if the closing price of the shares of WSC equals or exceeds $12.50 for 20 out of any 30 consecutive trading days, then 6,212,500 founder shares will be released and distributed in the following manner: (a) if $350 million or more is available in the trust account at Closing after giving effect to redemptions of public shares in connection with the business combination, if any, then 4,170,833 founder shares will be released to the Founders and 2,041,667 founder shares will be released to the TDR Investor; and (b) if less than $350 million is available in the trust account at Closing after giving effect to redemptions of public shares in connection with the business combination, then 3,106,250 founder shares will be released to each of the Founders and the TDR Investor; and (ii) if the closing price of the shares of WSC equals or exceeds $15.00 for 20 out of any 30 consecutive trading days, then the remaining 6,212,500 founder shares will be released and distributed in the following manner: (a) if $350 million or more is available in the trust account at Closing after giving effect to redemptions of public shares in connection with the business combination, if any, then 4,170,833 founder shares will be released to the Founders and 2,041,667 founder shares will be released to the TDR Investor; and (b) if less than $350 million is available in the trust account at Closing after giving effect to redemptions of public shares in connection with the business combination, then 3,106,250 founder shares will be released to each of the Founders and the TDR Investor. If within 12 month after the Closing WSC consummates a Qualifying Acquisition, then 4,000,000 founder shares will be released from escrow and distributed to the Founders. Thereafter, (i) if the closing price of the shares of WSC equals or exceeds $12.50 for 20 out of any 30 consecutive trading days, then 5,616,667 founder shares will be released and distributed in the following manner: (a) if $350 million or more is available in the trust account at Closing after giving effect to redemptions of public shares in connection with the business combination, if any, then 3,744,444 founder shares will be released to the Founders and 1,872,223 founder shares will be released to the TDR Investor; and (b) if less than $350 million is available in the trust account at Closing after giving effect to redemptions of public shares in connection with the business combination, then 1,872,223 founder shares will be released to the Founders and 3,744,444 founder shares will be released to the TDR Investor and (ii) if the closing price of the shares of WSC equals or exceeds $15.00 for 20 out of any 30 consecutive trading days, then the remaining 2,808,333 founder shares will be released and distributed in the following manner: (a) if $350 million or more is available in the trust account at Closing after giving effect to redemptions of public shares in connection with the business combination, if any, then 1,872,222 founder shares will be released to the Founders and 936,111 founder shares will be released to the TDR Investor; and (b) if less than $350 million is available in the trust account at Closing after giving effect to redemptions of public shares in connection with the business combination, then 936,111 founder shares will be released to the Founders and 1,872,222 founder shares will be released to the TDR Investor.

The period in which WSC must complete a Qualifying Acquisition is subject to extension, at the TDR Investor’s sole option, in the event that the 12 month period in which the TDR Investor may contribute additional capital to WSC is extended. The length of such extension will be the same period by which the TDR Investor’s option to contribute additional capital to WSC is extended.

In addition, in the event that WSC consummates a Qualifying Acquisition within 12 months of Closing (or such later date, if applicable pursuant to the terms above), the private placement warrants held by the Sponsor (or its permitted transferees) and less than $350 million was available in the trust account at Closing after giving effect to redemptions of public shares in connection with the business combination, the Founders will be obligated to transfer to the TDR Investor 2,425,000 private placement warrants.

Private Placement Warrants

The Sponsor, Harry E. Sloan and Double Eagle’s independent directors purchased from Double Eagle 19,500,000 private placement warrants in the aggregate at a price of $0.50 per warrant (an aggregate purchase price of $9.75 million) concurrently with our initial public offering. Each private placement warrant entitles the holder to purchase one-half of one Class A ordinary share at $5.75 per one-half share ($11.50 per whole share). The purchase price of the private placement warrants has been added to the proceeds from the initial public offering to be held in the trust account pending completion of Double Eagle’s initial business combination. The private placement warrants (including the Class A ordinary shares issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial business combination, and they will be non-redeemable so long as they are held by the initial purchasers of the private placement warrants or their permitted transferees. If the private placement warrants are held by someone other than the initial purchasers of the private placement warrants or their permitted transferees, the private placement warrants will be redeemable by Double Eagle and exercisable by such holders on the same basis as the warrants sold in the initial public offering. Otherwise, the private placement warrants have terms and provisions that are identical to those of the warrants sold in the initial public offering and have no net cash settlement provisions.

If Double Eagle does not complete a business combination, then the proceeds will be part of the liquidating distribution to the public shareholders and the private placement warrants will expire worthless.

Registration Rights

In connection with the closing of the transactions contemplated by this proxy statement/prospectus, WSC, the TDR Investor, A/S Holdings, and certain other parties named on the signature pages thereto, will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), substantially in the form of Exhibit G to Stock Purchase Agreement, that amends and restates that certain registration rights agreement, dated September 10, 2015 by and among Double Eagle and certain of its initial investors and provides such initial investors, the TDR Investor and A/S Holdings with certain demand, shelf and piggyback registration rights covering all shares of WSC Class A common stock owned by each holder, until such shares cease to be “Registrable Securities” as defined in the Registration Rights Agreement. The Registration Rights Agreement provides each of the TDR Investor, A/S Holdings and certain of the initial investors (the “Initiating Holders”), the right to request an unlimited number of demands, at any time following the Closing Date and customary shelf registration rights, subject to certain conditions. In addition, the agreement grants each of the TDR Investor, A/S Holdings and the Initiating Holders, piggyback registration rights with respect to registration statements filed subsequent to the Closing Date. WSC is responsible for all Registration Expenses (as defined in the Registration Rights Agreement) in connection with any demand, shelf or piggyback registration by any of the TDR Investor, A/S Holdings or the Initiating Holders. The registration rights under the Registration Rights Agreement are subject to customary lock-up provisions. See “— Double Eagle Agreements — Registration Rights Agreement.”

Accrued Offering Costs

Double Eagle has $53,000 due to a shareholder for advances made to pay offering expenses. The balance is non-interest bearing and included in accounts payable and accrued offering costs as of December 31, 2015. This amount will be repaid in connection with the business combination.

Administrative Services Fee

Double Eagle will reimburse the Sponsor for office space, secretarial and administrative services provided to members of Double Eagle’s management team by the Sponsor, members of the Sponsor, and Double Eagle’s management team or their affiliates in an amount not to exceed $15,000 per month in the event such space and/or services are utilized and Double Eagle does not pay a third party directly for such services, from the date of closing of the initial public offering. Upon completion of a business combination or Double Eagle’s liquidation, Double Eagle will cease paying these monthly fees.

Existing Double Eagle Related Party Policy

Prior to the consummation of Double Eagle’s initial public offering, we adopted a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by Double Eagle’s board of directors (or the appropriate committee of Double Eagle’s board of directors) or as disclosed in Double Eagle’s public filings with the SEC. Under Double Eagle code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving Double Eagle. A form of the code of ethics that was adopted prior to the consummation of Double Eagle’s initial public offering was filed as an exhibit to the registration statement relating to Double Eagle’s initial public offering.

In addition, Double Eagle’s audit committee, pursuant to a written charter, is responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. A form of the audit committee charter that we plan to adopt prior to the consummation of Double Eagle’s initial public offering is filed as an exhibit to the registration statement relating to Double Eagle’s initial public offering. We also require each of Double Eagle’s directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of Double Eagle’s Sponsor, officers or directors unless we, or a committee of independent directors, have obtained an opinion from an independent investment banking firm which is a member of FINRA that Double Eagle’s initial business combination is fair to Double Eagle company from a financial point of view. Furthermore, no finder’s fees, reimbursements or cash payments will be made to Double Eagle’s Sponsor, officers or directors, or Double Eagle or their affiliates, for services rendered to us prior to or in connection with the completion of Double Eagle’s initial business combination, other than the following payments, none of which will be made from the proceeds of Double Eagle offering held in the trust account prior to the completion of Double Eagle’s initial business combination:

•	repayment of advances of an aggregate of $253,000 made to Harry E. Sloan; payment to an affiliate of our Sponsor for office space, utilities and secretarial support for a total of $15,000 per month; and
•	reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating and consummating an initial business combination, and repayment of loans, if any, and on such terms as to be determined by Double Eagle from time to time, made by our Sponsor or certain of Double Eagle’s officers and directors to finance transaction costs in connection with an intended initial business combination, provided, that, if Double Eagle does not consummate an initial business combination, a portion of the working capital held outside the trust account may be used by Double Eagle to repay such loaned amounts so long as no proceeds from the trust account are used for such repayment.

Double Eagle Agreements

Earnout Agreement

As a condition precedent to the closing of the business combination, and in consideration for Equity Investment by the TDR Investor, the TDR Investor and our Founders will enter into the Earnout Agreement. Pursuant to the terms and conditions of the Earnout Agreement, on the Closing Date, all of the 12,425,000 shares of WSC held by the Founders will be placed in escrow and all of the 19,500,000 private placement warrants to purchase shares of WSC Class A common stock owned by certain Founders will be deemed restricted, in each case to be released upon the occurrence of certain triggering events in the amounts and to the parties set forth below and in further detail in the Earnout Agreement.

If, at any time during the period of three (3) years following the Closing Date, the closing price of the shares of WSC (i) exceeds $12.50 per share for 20 out of any 30 consecutive trading days, then 6,212,500 shares will be released from escrow and distributed as follows: (a) if $350 million or more is available in the trust account on the Closing Date, 4,170,833 shares will be released to the Founders and 2,041,667 shares will be released to the TDR Investor and (b) if less than $350 million is available in the trust account on the Closing Date, 3,106,250 shares will be released to the Founders and 3,106,250 shares will be released to the TDR Investor; and (ii) exceeds $15.00 per share for 20 out of any 30 consecutive trading days, an additional 6,212,500 shares will be released from escrow and distributed as follows: (a) if $350 million or more is available in the trust account on the Closing Date, then 4,170,833 shares will be released to the Founders and 2,041,667 shares will be released to the TDR Investor; and (b) if less than $350 million is available in the trust account on the Closing Date, then 3,106,250 shares will be released to the Founders and 3,106,250 shares will be released to the TDR Investor.

Notwithstanding the foregoing, if within 12 months after the Closing Date, WSC acquires, or enters into a definitive agreement to acquire, a business similar to that of Williams Scotsman that has an enterprise value of $750 million or more, which is referred to herein as a “qualifying acquisition,” and the escrow account has not yet been reduced by the occurrence of the events in the preceding paragraph, then 4,000,000 shares will be released from escrow and distributed to the Founders upon the closing of such qualifying acquisition and the releases contemplated by the preceding paragraph will no longer apply. The 12-month period applicable to the completion of such qualifying acquisition is subject to extension, at the TDR Investor’s sole option, in the event the TDR Investor elects to extend the 12-month period during which it is obligated to contribute additional capital to WSC pursuant to the Equity Commitment Letter described above. If at any time following the consummation of such qualifying acquisition during the period of three (3) years following the Closing Date, if the closing price of the shares of WSC (i) exceeds $12.50 per share for 20 out of any 30 consecutive trading days, 5,616,667 shares will be released from escrow and distributed as follows: (a) if $350 million or more is available in the trust account on the Closing Date, then 3,744,444 shares will be released to the Founders and 1,872,223 shares will be released to the TDR Investor; and (b) if less than $350 million is available in the trust account on the Closing Date, 1,872,223 shares will be released to the Founders and 3,744,444 shares will be released to the TDR Investor; and (ii) exceeds $15.00 per share for 20 out of any 30 consecutive trading days, then 2,808,333 shares will be released from escrow and distributed as follows: (a) if $350 million or more is available in the trust account on the Closing Date, 1,872,222 shares will be released to the Founders and 936,111 shares will be released to the TDR Investor; and (b) if less than $350 million is available in the trust account on the Closing Date, 936,111 shares will be released to the Founders and 1,872,222 shares will be released to the TDR Investor. The triggering event set forth in clause (i) of this paragraph shall not apply, however, in the event the triggering event in clause (i) of the preceding paragraph has already occurred.

Each of the triggering events set forth in the Earnout Agreement will be independent events and in the event a triggering event occurs prior to the occurrence of a qualifying acquisition, the number of shares to be released upon such qualifying acquisition will be reduced on a pro rata basis. For the avoidance of doubt, no additional shares will be placed in escrow at any time for release or issuance under the Earnout Agreement.

With respect to the warrants of the Founders restricted thereunder, such warrants shall be deemed restricted for a period of twelve (12) months from the Closing Date (or such later date as the TDR Investor agrees to in connection with the Equity Commitment Letter). During such restricted period, in the event that WSC consummates a qualifying acquisition, such warrants will be treated as follows: (i) if $350 million or more is available in the trust account on the Closing Date, the warrants will be released to the Founders free of all restrictions; and (ii) if less than $350 million is available in the trust account on the Closing Date, one third ( 1/3) of the warrants will be transferred to the TDR Investor and the Founders will retain ownership of the remaining two thirds ( 2/3) of the warrants.

The parties to the Earnout Agreement are obligated to make customary representations, warranties and covenants with respect to authority, due authorization and enforceability. In addition, the Founders will make customary representations with respect to ownership of their shares and private placement warrants and WSC, after giving effect to the business combination, will make customary representations with respect to the valid issuance of the shares and warrants, no conflicts, and compliance with laws and compliance with the Nasdaq marketplace rules. The TDR Investor will make standard accredited investor representations and warranties.

The Earnout Agreement will be subject to termination upon: (i) mutual written consent of the parties; (ii) termination of the Stock Purchase Agreement; (iii) WSC being generally unable to pay its debts as they become due; or (iv) the earlier of the expiration of the time periods set forth therein and the depletion of all shares from the escrow account and expiration of the restricted period applicable to the warrants.

Escrow Agreement

As a condition precedent to the closing of the business combination, pursuant to the terms and conditions of the Earnout Agreement described above, and in consideration for Equity Investment by the TDR Investor, WSC, the Founders, the TDR Investor and Continental Stock Transfer & Trust Company, as escrow agent, will enter into the Escrow Agreement. The Escrow Agreement provides for, among other things, restricting the escrow shares in an escrow account until such time as the escrow shares are to be released by the escrow agent to the Founders and/or the TDR Investor, as the case may be, upon the occurrence of certain triggering events as specifically set forth in the Earnout Agreement. The Founders and the TDR Investor will agree to the appointment of an escrow agent to hold the Founder’s shares which are subject to the Earnout Agreement in escrow (collectively, the “escrow shares”) and administer release thereof in accordance with the terms and conditions of the Earnout Agreement. The escrow agent will hold the escrow shares as a book-entry position registered in the name of the escrow agent until any such shares are released to the Founders or transferred to the TDR Investor. All voting rights and other shareholder rights with respect to the escrow shares shall be suspended until such shares are released from the escrow account.

The escrow agent will release the escrow shares only in accordance with the joint written instructions executed by each Founder party to the Escrow Agreement and the TDR Investor, in the form of a release notice contemplated by the Earnout Agreement, which notices shall in each case be promptly issued upon the occurrence of each triggering event as set forth in the Earnout Agreement. The escrow agent will have no obligation to determine whether a triggering event under the Earnout Agreement has occurred or is contemplated to occur. The escrow agent will have only those duties as are specifically and expressly provided in the Escrow Agreement, which will be deemed purely ministerial in nature. The escrow agent will keep proper books of record and account in which full and correct entries will be made of all release activity in the escrow account. The escrow agent will not be liable for any error of judgment, except for its own gross negligence, willful misconduct or actions taken in bad faith (each as determined by a final judgment of a court of competent jurisdiction). Absent gross negligence, bad faith or willful misconduct, the escrow agent may rely upon and will not be liable for acting or refraining from acting upon any written document furnished to it and reasonably believed by it to be genuine.

In the event that the escrow agent is uncertain or believes there is some ambiguity as to its duties or rights hereunder or receives instructions, claims or demands from any party that, in its opinion, conflict with any of the provisions of the Escrow Agreement, the escrow agent will be entitled to refrain from taking any action and its sole obligation will be to keep safely all property held in escrow until it is given a joint direction in writing by the Founders and the TDR Investor that eliminates such ambiguity or uncertainty to the satisfaction of the escrow agent or by a final and non-appealable order or judgment of a court of competent jurisdiction.

The Escrow Agreement will terminate on the earlier of the termination of the Earnout Agreement and five calendar days after all the escrow shares have been released. The escrow agent may resign from its duties or obligations by giving 30 days’ advance notice in writing of such resignation. By joint written instructions, the Founders and the TDR Investor will have the right to terminate their appointment of the escrow agent upon 30 days’ notice to the escrow agent.

The escrow agent will be entitled to compensation for its services under the Escrow Agreement as escrow agent and for reimbursement for its reasonable, documented out-of-pocket costs and expenses incurred by it in performance of its duties.

The escrow agent will be liable for any losses of the Founders or the TDR Investor only to the extent such losses are determined by a court of competent jurisdiction to be a result of the escrow agent’s bad faith, gross negligence or willful misconduct; provided, however, that any liability of the escrow agent with respect to, arising from or arising in connection with the Escrow Agreement, or from all services provided or omitted to be provided under the Escrow Agreement, will not exceed the aggregate value of the escrow shares deposited with the escrow agent. The Founders and the TDR Investor will jointly and severally indemnify and hold the escrow agent harmless from and against, and the escrow agent will not be responsible for, any and all losses arising out of or attributable to the escrow agent’s duties under the Escrow Agreement, including the reasonable costs and expenses of defending itself.

Registration Rights Agreement

As a condition precedent to the closing of the business combination, WSC, the TDR Investor, A/S Holdings, and certain other parties named on the signature pages thereto, will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), which amends and restates that certain registration rights agreement, dated September 10, 2015 by and among Double Eagle and certain of its initial investors and provides such initial investors, the TDR Investor and A/S Holdings with certain demand, shelf and piggyback registration rights covering all shares of WSC Class A common stock owned by each holder, until such shares cease to be “Registrable Securities” as defined in the Registration Rights Agreement. The Registration Rights Agreement provides each of the TDR Investor, A/S Holdings and certain of the initial investors (the “Initiating Holders”), the right to request an unlimited number of demands, at any time following the Closing Date and customary shelf registration rights, subject to certain conditions. In addition, the agreement grants each of the TDR Investor, A/S Holdings and the Initiating Holders, piggyback registration rights with respect to registration statements filed subsequent to the Closing Date. WSC is responsible for all Registration Expenses (as defined in the Registration Rights Agreement) in connection with any demand, shelf or piggyback registration by any of the TDR Investor, A/S Holdings or the Initiating Holders. The registration rights under the Registration Rights Agreement are subject to customary lock-up provisions.

Williams Scotsman Agreements

Williams Scotsman Related Party Transactions

Algeco Group Sponsor Fees

TDR has previously charged Algeco Global fees for monitoring services, consulting and management advisory services. Algeco Global recharges WSII for all or a portion of such fees. Upon the closing of the transactions contemplated by this proxy statement/prospectus, Williams Scotsman will no longer be responsible for any portion of these fees to the extent they are charged.

Algeco Group Intercompany Arrangements

As part of the Algeco Group, Williams Scotsman is party to certain intercompany transfer pricing, consulting, advisory and related arrangements with other subsidiaries of Algeco Global. Revenue received and fees paid pursuant to such arrangements are immaterial individually and in the aggregate. Williams Scotsman will be released from such arrangements prior to the Closing.

As part of the Algeco Group, Williams Scotsman is party to certain intercompany loan agreements with Algeco Global and certain of its other subsidiaries. Without giving effect to the Carve-Out Transaction, as of June 30, 2017, Williams Scotsman was a debtor in respect of such loans with an aggregate principal balance of $762.3 million and accrued interest of $23.9 million and was a creditor in respect of such loans with an aggregate balance of principal balance of $332.8 million and accrued interest of $12.7 million. After the completion of the Cave-Out Transaction and in connection with the Closing, all such loans will be settled.

Williams Scotsman is party to certain arm’s length, ordinary course commercial arrangements with certain other subsidiaries of Algeco Global, none of which is individually material. In particular:

•	Williams Scotsman leases and sells units to Algeco Global’s subsidiary, Target Logistics Management, LLC;
•	Williams Scotsman procures various components from certain of Algeco Global’s subsidiaries in Europe, including Algeco s.r.o.; and
•	Williams Scotsman utilizes procurement consulting advisory services of Algeco Global’s Chinese subsidiary, Algeco Scotsman Technology (Shenzhen) Co. Ltd. (“Algeco Technology”).

Prior to the Closing, Williams Scotsman intends to enter into arm’s length, standalone supply agreements with certain of Algeco Global’s subsidiaries in Europe and an arm’s length, standalone consulting agreement with Algeco Technology.

Algeco Group Debt Facilities

As part of the Algeco Group, Williams Scotsman is party to (i) that certain $1.1 billion Amended and Restated Syndicated Facility Agreement, originally dated as of December 19, 2013, as amended from time to time, among Williams Scotsman, the other borrowers and guarantors party thereto, Bank of America, N.A. and the other lenders party thereto, and the various loan, security, guarantee, intercreditor and other documents related thereto (together, the “Existing ABL”) and (ii) those certain Indentures, dated as of October 11, 2012, as amended from time to time, among Algeco Global’s subsidiary, Algeco Scotsman Global Finance plc (“ASGF”), the other guarantors thereto and Wells Fargo Bank, National Association, relating to ASGF’s $1,170.0 million 8½% senior secured notes due 2018, €275.0 million 9% Senior Secured Notes due 2018 and $745.0 million 10¾% Senior Unsecured Notes due 2019, and the various loan, security, guarantee, intercreditor and other documents related thereto (together, the “Existing Indentures”). In connection with the Closing, Williams Scotsman will no longer be an obligor under, or guarantee, the Existing ABL or the Existing Indentures and the liens on the stock and assets of Williams Scotsman securing the Existing ABL and the Existing Indentures will be released.

Algeco Group Joint Venture

Algeco Global holds a majority interest in its subsidiary, Algeco Chengdong International Modular Housing Co., Ltd. (“Algeco Chengdong”), with the minority interest being held, pursuant to a joint venture arrangement, by Beijing Chengdong International Modular Housing Co., Ltd. (“Beijing Chengdong”).

Pursuant to the terms and conditions of the relevant joint venture contract between Algeco Global and Beijing Chengdong, Algeco Global and its affiliates may not, directly or indirectly, engage in any business identical or similar to that of Algeco Chengdong, as such business is described therein (the “joint venture business”), in Beijing, Tianjin and Hebei Province (collectively, the “territory”), except for export out of China. In addition, the joint venture contract further provides that Algeco Global and its affiliates may not engage in any business identical or similar to the joint venture business in other areas of China outside of the territory (except for export out of China) without offering Beijing Chengdong the preemptive right to participate in such business on terms and conditions set forth in such joint venture agreement and agreed to by the parties. Nothing in such joint venture contract prohibits any affiliate of Algeco Global from sourcing modular building products, components or subsystems in China for export out of China, or from engaging in any competing business in any territory outside of China. Williams Scotsman is, and may following the Closing continue to be deemed to be, an “affiliate” of Algeco Global as defined in such joint venture agreement.

COC Plan and Related Agreements

Certain executives of WSII, including Mr. Boswell and Mr. Soultz, may be entitled to payments in connection with the business combination under the COC Plan. See “Business of Williams Scotsman — WSII Executive Compensation — Potential Payments Upon Termination or Change of Control.” As of October 31, 2017, Mr. Boswell’s account under the COC Plan equalled $410,588.08 and Mr. Soultz’s account under the COC Plan equalled $1,588,468.80.

In addition, TDR Capital and Mr. Holthaus expect to enter into an agreement pursuant to which Mr. Holthaus will be entitled to a payment of $2 million in relation to past incentive structures at the Algeco Group.

Algeco Group Directorships

Messrs. Holthaus and Soultz are expected to serve as directors on the board of directors of WSC following the completion of the business combination. Each of Messrs. Holthaus and Soultz hold director and/or manager positions on the boards of directors or boards of managers, as applicable, of certain Algeco Group companies, of which TDR holds a direct or indirect controlling interest.

FTI Fees

Gerard E. Holthaus is expected to serve as the chair of the board of directors of WSC. Mr. Holthaus has served as non-executive chairman of the board of the Algeco Group since 2010. Mr. Holthaus has served as non-executive chairman of FTI Consulting, Inc. (“FTI”), a global business advisory services firm, since 2014. From time to time, Williams Scotsman engages FTI for consulting and advisory services. In connection therewith, for the twelve months ended December 31, 2016, 2015 and 2014 and the six months ended June 30, 2017, Williams Scotsman paid $0.9 million, $0.4 million, $0.4 million and $0.6 million in fees to FTI.

The Carve-Out Transaction

As more fully described elsewhere in this proxy statement/prospectus, a condition precedent to the Closing is the consummation of the Carve-Out Transaction. The Carve-Out Transaction entails a number of intercompany transactions involving Williams Scotsman, on the one hand, and Algeco Global and certain of its other subsidiaries, on the other hand, including but not limited to stock transfers, asset contributions and distributions, debt settlements and related transactions. Upon completion of the Carve-Out Transaction, WSII’s historical remote accommodations business will be transferred out of WSII and to other entities within the Algeco Group.

TDR Stock Ownership Following the Transaction

Pursuant to the terms of the Stock Purchase Agreement, the Sellers will receive, on a pro rata basis, the Stock Consideration, which will represent a 10% equity interest in the Holdco Acquiror, and which will thus represent approximately a 10% indirect interest in WSC. Furthermore, TDR will remain the controlling shareholder of the Algeco Group following the Closing and, assuming no redemptions by Double Eagle stockholders in connection with the transaction, will also own approximately 30% of the issued and outstanding shares of New DEAC’s common stock immediately following the Closing.

Transaction-Related Agreements

As more fully described in this proxy statement/prospectus under the heading “The Business Combination Proposal — The Stock Purchase Agreement,” as conditions precedent to the Closing, (i) the

Holdco Acquiror, Williams Scotsman and Algeco Global will enter into the Transition Services Agreement, (ii) A/S Holding, the Holdco Acquiror and Williams Scotsman will enter into the IP Agreement, and (iii) the Sellers, WSC and the Holdco Acquiror will enter into the Holdco Acquiror Shareholders Agreement and the Holdco Acquiror Exchange Agreement. See “The Business Combination Proposal” for further information about the Transition Services Agreement, the IP Agreement, the Holdco Acquiror Shareholders Agreement and the Holdco Acquiror Exchange Agreement.

Policies and Procedures for Related Person Transactions

Upon consummation of the business combination, the WSC board will adopt a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “Related Person Transaction” is a transaction, arrangement or relationship in which WSC or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of WSC’s officers or one of WSC’s directors;
•	any person who is known by WSC to be the beneficial owner of more than five percent (5%) of our voting stock;
•	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than five percent (5%) of our voting stock, and any person (other than a tenant or employee) sharing the household of such director, officer or beneficial owner of more than five percent (5%) of our voting stock; and
•	any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a ten percent (10%) or greater beneficial ownership interest.

WSC will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its Audit Committee Charter, the Audit Committee will have the responsibility to review related party transactions.

DESCRIPTION OF SECURITIES

The following description of the WSC capital stock reflects WSC’s capital stock as it will exist upon completion of the domestication and as of the effective time of the business combination. The WSC capital stock will be governed by WSC’s certificate of incorporation and bylaws and the DGCL. This description is a summary and is not complete. We urge you to read in their entirety (1) WSC’s certificate of incorporation, which will be in effect as of the effective time of the domestication and a form of which is included as Annex C to this proxy statement/prospectus and is incorporated herein by reference; and (2) WSC’s bylaws, which will be in effect as of the effective time of the domestication and a form of which is included as Annex D to this proxy statement/prospectus and is incorporated herein by reference. The following summary should be read in conjunction with the section entitled “Comparison of Corporate Governance and Shareholder Rights.”

Authorized and Outstanding Stock

The Proposed Charter authorizes the issuance of 501,000,000 shares of capital stock, consisting of (x) 500,000,000 shares of common stock, including (i) 400,000,000 shares of WSC Class A common stock, $0.0001 par value per share, (ii) 100,000,000 shares of WSC Class B common stock, $0.0001 par value per share and (y) 1,000,000 shares of preferred stock, par value $0.0001 per share. The outstanding shares of WSC common stock will be, and the shares of common stock issuable in connection with the business combination pursuant to the Stock Purchase Agreement and the private placement will be, duly authorized, validly issued, fully paid and non-assessable. As of the record date for the general meeting, there were outstanding 62,204,329 ordinary shares, of which 49,704,329 were public shares (being 50,000,000 public shares issued in our initial public offering as reduced by the redemption of 295,671 public shares in connection with the Extension Meeting), held of record by approximately      holders, 12,500,000 were Class B ordinary shares, held by our initial shareholders, and there were no shares of preferred stock outstanding, and 69,500,000 warrants outstanding held of record by approximately      holders. Such numbers do not include DTC participants or beneficial owners holding shares through nominee names.

Common Stock

WSC Class A Common Stock

The WSC Class A common stock will have all the rights, powers and privileges provided for in the Proposed Charter.

WSC Class B Common Stock

The Proposed Charter provides that the WSC Class B common stock will not be entitled to receive dividends, if declared by WSC’s board of directors, or to receive any portion of any such assets in respect of their shares upon liquidation, dissolution, distribution of assets or winding-up of the post-combination company.

Upon the conversion or cancellation of any Holdco Shares pursuant to the Exchange Agreement, the corresponding share of WSC Class B common stock automatically will be cancelled for no consideration.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of WSC common stock will possess all voting power for the election of WSC’s directors and all other matters requiring stockholder action and will at all times vote together as one class on all matters submitted to a vote of the stockholders of WSC. Holders of WSC common stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of WSC Class A common stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by WSC’s board of directors in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions. Holders of WSC Class B common stock are not entitled to share in any such dividends or other distributions.

Liquidation, Dissolution and Winding Up

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of WSC, the holders of WSC Class A common stock will be entitled to receive an equal amount per share of all of WSC’s assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied. Holders of WSC Class B common stock are not entitled to receive any portion of any such assets in respect of their shares of WSC Class B common stock.

Preemptive or Other Rights

WSC’s stockholders will have no preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to WSC common stock.

Election of Directors

There will be no cumulative voting with respect to the election of directors. WSC’s Proposed Charter establishes a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of votes cast at each annual meeting of WSC stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

Capital Structure Prior to the Business Combination

The following is a summary of Double Eagle’s authorized share capital prior to the business combination. On the effective date of the domestication, the currently issued and outstanding Class B ordinary shares will automatically convert by operation of law, on a one-for-one basis, into Class A ordinary shares. Immediately thereafter, the currently issued and outstanding Class A ordinary shares will automatically convert by operation of law, on a one-for-one basis, into shares of WSC Class A common stock in accordance with the terms of the WSC Charter. WSC will also issue shares of WSC Class B common stock.

Units

Each unit consists of one Class A ordinary share and one warrant. Each warrant entitles the holder thereof to purchase one-half of one Class A ordinary share at a price of $5.75 per one-half share ($11.50 per whole share), subject to adjustment as described in this proxy statement/prospectus. For example, if a warrantholder holds two warrants, such warrants will be exercisable for one Class A ordinary share. The Class A ordinary shares and warrants comprising the units began separate trading on November 5, 2015. On and after that date, holders have the option to continue to hold units or separate their units into the component securities. Holders who wish to separate their units into Class A ordinary shares and warrants need to have their brokers contact our transfer agent and request such separation.

Ordinary Shares

Upon the closing of Double Eagle’s initial public offering, 62,500,000 of ordinary shares were outstanding including:

•	50,000,000 Class A ordinary shares underlying units issued as part of the initial public offering; and
•	12,500,000 Class B ordinary shares held by our initial shareholders.

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders except as required by law. Unless specified in our amended and restated memorandum and articles of association, or as required by applicable provisions of the Companies Law or applicable stock exchange rules, the affirmative vote of a majority of our ordinary shares that are voted is required to approve any such matter voted on by our shareholders. Approval of certain actions will require a special resolution under Cayman Islands law, being the affirmative vote of not less than two-thirds of our ordinary shores that are voted, and pursuant to our amended and restated memorandum and articles of association; such actions include amending our amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company. Our board of directors is divided into three classes, each of which generally serves for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

We are providing our shareholders with the opportunity to redeem all or a portion of their public shares (which will convert into shares of WSC Class A common stock in the domestication) upon the completion of the business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the business combination, including interest, but less income taxes payable, divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the trust account is initially anticipated to be $10.00 per public share. Our initial shareholders have entered into letter agreements with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the business combination. We will complete the business combination only if a majority of the ordinary shares voted are voted in favor of the business combination. However, the participation of our initial shareholders or their affiliates in privately-negotiated transactions (as described herein), if any, could result in the approval of the business combination even if a majority of our public shareholders vote, or indicate their intention to vote, against the business combination. For purposes of seeking approval of the majority of our outstanding ordinary shares, non-votes will have no effect on the approval of our business combination once a quorum is obtained.

Additionally, each public shareholder may elect to redeem all or a portion of their public shares irrespective of whether they vote for or against the business combination or if they do not vote at all.

Our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the shares sold in our initial public offering, which we refer to as the “Excess Shares.” However, we our shareholders’ are not restricted from voting all of their shares (including Excess Shares) for or against the business combination.

Pursuant to our amended and restated memorandum and articles of association, if we are unable to complete our business combination by December 31, 2017, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (less up to $100,000 of interest to pay dissolution expenses), less income taxes payable, divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. Our initial shareholders have entered into letter agreements with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete our business combination within the required time period. However, if our initial shareholders acquire public shares, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our business combination within the prescribed time period.

In the event of a liquidation, dissolution or winding up of Double Eagle after a business combination, holders of shares of WSC Class A common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Holders of shares of WSC Class B common stock are not entitled to receive any portion of any such assets in respect of their shares of WSC Class B common stock. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that we will provide our shareholders with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, including interest, but less any income taxes payable, upon the completion of our initial business combination, subject to the limitations described herein.

Founder Shares

The founder shares are designated as Class B ordinary shares and, except as described below, are identical to the Class A ordinary shares, and holders of founder shares have the same shareholder rights as public shareholders, except that (i) the founder shares are subject to certain transfer restrictions, as described in more detail below, and (ii) our initial shareholders have entered into letter agreements with us, pursuant to which they have agreed (A) to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the business combination and (B) to waive their rights to liquidating distributions from the trust account with respect to their founder shares if we fail to complete an initial business combination within the require time period, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our business combination within such time period.

Our initial shareholders have agreed to vote their founder shares and any public shares purchased during or after our initial public offering in favor of the business combination.

The founder shares will automatically convert into Class A ordinary shares upon the effectiveness of the domestication. Immediately thereafter, the currently issued and outstanding Class A ordinary shares will convert into shares of WSC Class A common stock in accordance with the terms of the WSC Charter, on a one-for-one basis.

With certain limited exceptions, the founder shares are not transferable, assignable or salable (except to our officers and directors and other persons or entities affiliated with our sponsor, each of whom will be subject to the same transfer restrictions) until the that is one year after the completion of our initial business combination or earlier if, subsequent to our business combination, (i) the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (ii) the date following the completion of our initial business combination on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property.

In addition, 12,425,000 founder shares will also be held in escrow and subject to transfer restrictions under the Earnout Agreement for three years following the Closing. See “The Business Combination Proposal — Related Agreements — The Earnout Agreement.”

Preferred Stock

WSC’s Proposed Charter provides that shares of preferred stock may be issued from time to time in one or more series. WSC’s board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. WSC’s board of directors will be able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of WSC’s board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of WSC or the removal of existing management. Double Eagle has no preferred stock outstanding at the date hereof. Although WSC does not currently intend to issue any shares of preferred stock, WSC cannot assure you that it will not do so in the future.

Warrants

Public Warrants

Upon the closing of the business combination, each warrant will entitle the registered holder to purchase one-half of one share of WSC Class A common stock at a price of $5.75 per one-half share, subject to adjustment as discussed below, at any time commencing 30 days after the completion of the business combination. For example, if a warrantholder holds two warrants, such warrants will be exercisable for one share of WSC Class A common stock. The warrants will expire five years after the date on which they first became exercisable, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

WSC will not be obligated to deliver any shares of common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to its satisfying its obligations described below with respect to registration. No warrant will be exercisable and WSC will not be obligated to issue a share of common stock upon exercise of a warrant unless the share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will WSC be required to net cash settle any warrant.

WSC will be obligated to file as soon as practicable, but in no event later than 15 business days, after the closing of its initial business combination, and to use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the warrants, and to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if its common stock is at the time of any exercise of a warrant not listed on a national securities exchange such that the shares of common stock satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, WSC may, at its option, require holders of public warrants who exercise their warrants to do so a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event it so elects, it will not be required to file or maintain in effect a registration statement or register or qualify the shares under blue sky laws.

Once the warrants become exercisable, WSC may call the warrants for redemption:

•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and
•	if, and only if, the reported closing price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three business days before WSC sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable, WSC may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the foregoing conditions are satisfied and WSC issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the common stock may fall below the $18.00 redemption trigger price as well as the $11.50 warrant exercise price (for whole shares) after the redemption notice is issued.

If WSC calls the warrants for redemption as described above, its management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” WSC’s management will consider, among other factors, its cash position, the number of warrants that are outstanding and the dilutive effect on its shareholders of issuing the maximum number of shares issuable upon the exercise of our warrants. If WSC’s management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value”

(defined below) by (y) the fair market value. The “fair market value” shall mean the average reported closing price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If WSC’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. If WSC calls the warrants for redemption and its management does not take advantage of this option, the holders of the private placement warrants and their permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify WSC in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of common stock is increased by a share dividend payable in common stock, or by a split-up of common stock or other similar event, then, on the effective date of such share dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase shares of common stock at a price less than the fair market value will be deemed a share dividend of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of common stock) multiplied by (ii) the quotient of (x) the price per share of common stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of common stock, in determining the price payable for shares of common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if WSC, at any time while the warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of common stock on account of such common stock (or other securities into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of shares of common stock in connection with a proposed initial business combination, or (d) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of common stock in respect of such event.

If the number of outstanding shares of common stock is decreased by a consolidation, combination, reverse share split or reclassification of the shares of common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of common stock.

Whenever the number of shares of common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of common stock (other than those described above or that solely affects the par value of such shares), or in the case of any merger or consolidation of WSC with or into another corporation (other than a consolidation or merger in which WSC is the continuing corporation and that does not result in any reclassification or reorganization of WSC’s outstanding shares of common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of WSC as an entirety or substantially as an entirety in connection with which WSC is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of common stock in such a transaction is payable in the form of shares of common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant.

The warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Double Eagle. You should review a copy of the warrant agreement, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to WSC, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, WSC will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the warrant holder.

Private Placement Warrants

The private placement warrants (including the shares of common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until 30 days after the completion of the business combination, subject to certain exceptions, and they will not be redeemable by WSC so long as they are held by the initial shareholders or their permitted transferees. Otherwise, the private placement warrants have terms and provisions that are identical to those of the public warrants. If the private placement warrants are held by holders other than the initial shareholders or their permitted transferees, the private placement warrants will be redeemable by WSC and exercisable by the holders on the same basis as the warrants included in the units being sold in this offering.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported closing price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. In order to finance transaction costs in connection with an intended initial business combination, the Sponsor or an affiliate of the Sponsor or certain of Double Eagle’s officers and directors may, but are not obligated to, loan Double Eagle funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants of the post business combination entity at a price of $0.50 per warrant at the option of the lender. Such warrants would be identical to the private placement warrants.

Dividends

The payment of cash dividends in the future will be dependent upon WSC’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the business combination. The payment of any cash dividends subsequent to the business combination will be within the discretion of WSC’s board of directors at such time. Further, if WSC incurs any indebtedness, its ability to declare dividends may be limited by restrictive covenants WSC may agree to in connection therewith.

Transfer Agent and Warrant Agent

The transfer agent for WSC common stock and warrant agent for WSC’s warrants is Continental Stock Transfer & Trust Company.

Registration Rights

In connection with the closing of the transactions contemplated by this proxy statement/prospectus, WSC, the TDR Investor, A/S Holdings, and certain other parties named on the signature pages thereto, will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”) that amends and restates that certain registration rights agreement, dated September 10, 2015 by and among Double Eagle and certain of its initial investors and provides such initial investors, the TDR Investor and A/S Holdings with certain demand, shelf and piggyback registration rights covering all shares of WSC Class A common stock owned by each holder, until such shares cease to be “Registrable Securities” as defined in the Registration Rights Agreement. The Registration Rights Agreement provides each of the TDR Investor, A/S Holdings and certain of the initial investors (the “Initiating Holders,” the right to request an unlimited number of demands, at any time following the closing date of the business combination and customary shelf registration rights, subject to certain conditions. In addition, the agreement grants each of the TDR Investor, A/S Holdings and the Initiating Holders, piggyback registration rights with respect to registration statements filed subsequent to the Closing Date. WSC is responsible for all Registration Expenses (as defined in the Registration Rights Agreement) in connection with any demand, shelf or piggyback registration by any of the TDR Investor, A/S Holdings or the Initiating Holders. The registration rights under the Registration Rights Agreement are subject to customary lock-up provisions.

Certain Anti-Takeover Provisions of Delaware Law, WSC’s certificate of incorporation and Bylaws

Upon the completion of the domestication, WSC will be, as a corporation incorporated under the laws of the State of Delaware, subject to the provisions of Section 203 of the DGCL, which we refer to as “Section 203,” regulating corporate takeovers.

Section 203 prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	A stockholder who owns fifteen percent or more of WSC’s outstanding voting stock (otherwise known as an “interested stockholder”);
•	an affiliate of an interested stockholder; or
•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than ten percent of WSC’s assets. However, the above provisions of Section 203 do not apply if:

•	WSC’s board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;
•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of WSC’s voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or
•	on or subsequent to the date of the transaction, the business combination is approved by WSC’s board of directors and authorized at a meeting of WSC’s stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

WSC’s Proposed Charter and Proposed Bylaws and the DGCL contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by WSC’s board of directors. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the members of WSC's board of directors or taking other corporate actions, including effecting changes in our management. For instance, WSC’s Proposed Charter will not provide for cumulative voting in the election of directors and will provide for a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of the WSC board of directors. WSC’s board of directors will be empowered to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director in certain circumstances; and WSC’s advance notice provisions in the proposed bylaws will require that stockholders must comply with certain procedures in order to nominate candidates to WSC’s board of directors or to propose matters to be acted upon at a stockholders’ meeting.

WSC’s authorized but unissued common stock and preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of WSC by means of a proxy contest, tender offer, merger or otherwise.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted common stock or warrants of WSC for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted common stock or warrants of WSC for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of WSC common stock then outstanding (as of the date of this proxy statement/prospectus, Double Eagle has 62,204,329 ordinary shares outstanding); or
•	the average weekly reported trading volume of WSC Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and
•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our initial shareholders will be able to sell their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after we have completed our initial business combination.

We anticipate that following the consummation of the business combination, we will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Registration Rights

See “Description of Securities — Registration Rights” above.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary is a discussion of U.S. federal income tax considerations of the domestication, an exercise of redemption rights and the business combination generally applicable to holders of Double Eagle ordinary shares or warrants and WSC common stock or warrants. This section applies only to holders that hold their Double Eagle ordinary shares, warrants, WSC common stock and warrants as capital assets for U.S. federal income tax purposes (generally, property held for investment). This section is general in nature and does not discuss all aspects of U.S. federal income taxation that might be relevant to a particular holder in light of such holder’s circumstances or status, nor does it address tax considerations applicable to a holder subject to special rules, including:

•	a dealer in securities,
•	a trader in securities that elects to use a mark-to-market method of accounting,
•	a tax-exempt organization,
•	a life insurance company, real estate investment trust or regulated investment company,
•	a person liable for alternative minimum tax,
•	a U.S. expatriate,
•	a person that actually or constructively owns 10% or more of Double Eagle voting stock,
•	a partnership or other pass-through entity for U.S. federal income tax purposes, or a beneficial owner of a partnership or other pass-through entity,
•	a person that holds Double Eagle ordinary shares or warrants as part of a straddle or a hedging or conversion transaction,
•	a U.S. Holder whose functional currency is not the U.S. dollar,
•	a person that received Double Eagle ordinary shares or warrants as compensation for services,
•	a controlled foreign corporation, or
•	a passive foreign investment company.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. This discussion does not address U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the domestication, an exercise of redemption rights or the business combination. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

If a partnership (or any entity so characterized for U.S. federal income tax purposes) holds Double Eagle ordinary shares or warrants or common stock or warrants, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any Double Eagle ordinary shares or warrants or common stock or warrants and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the domestication, an exercise of redemption rights and the business combination to them.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. ALL SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION, AN EXERCISE OF REDEMPTION RIGHTS AND THE BUSINESS COMBINATION, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX LAWS.

U.S. HOLDERS

For purposes of this discussion, a U.S. Holder means a beneficial owner of Double Eagle ordinary shares or warrants or common stock or warrants, as the case may be, who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States,
•	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia),
•	an estate whose income is subject to U.S. federal income tax regardless of its source, or
•	a trust if (1) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Effects of the domestication

The U.S. federal income tax consequences of the domestication will depend primarily upon whether the domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization (an “F Reorganization”) is a “mere change in identity, form, or place of organization of one corporation, however effected”. Pursuant to the domestication, Double Eagle will change its jurisdiction of incorporation from the Cayman Islands to Delaware, and will change its name to Williams Scotsman Corporation.

Winston & Strawn LLP has delivered an opinion that the domestication should satisfy the requirements for an F Reorganization, and that, accordingly, the material U.S. federal income tax consequences of the domestication to U.S. Holders are as described under this heading, “— Effects of the domestication”. Such opinion is filed as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms part, and is based on customary assumptions and representations. If any of such representations and assumptions is incorrect, incomplete or inaccurate, the validity of the opinion described above may be adversely affected and the tax consequences of the domestication could differ from those described herein. An opinion of counsel is not binding on the IRS or any court, so there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge.

Because the domestication should qualify as an F Reorganization, U.S Holders generally should not recognize taxable gain or loss on the domestication for U.S. federal income tax purposes, except as provided below under the caption headings “— Effects of Section 367” and “— PFIC Considerations,” and the domestication should be treated for U.S. federal income tax purposes as if Double Eagle (i) transferred all of its assets and liabilities to WSC in exchange for all of the outstanding common stock and warrants of WSC; and (ii) then distributed the common stock and warrants of WSC to the shareholders of Double Eagle in liquidation of Double Eagle. The taxable year of Double Eagle will be deemed to end on the date of the domestication.

Because the domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the domestication. All U.S. Holders considering exercising redemption rights are urged to consult with their tax advisors with respect to the potential tax consequences of the domestication and an exercise of redemption rights to them.

Basis and Holding Period Considerations

Assuming the domestication qualifies as an F Reorganization: (i) the tax basis of a share of WSC common stock or warrant received by a U.S. Holder in the domestication will equal the U.S. Holder’s tax basis in the Double Eagle share or warrant, as the case may be, surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a share of WSC common stock or warrant received by a U.S. Holder will include such holder’s holding period for the Double Eagle share or warrant surrendered in exchange therefor.

Effects of Section 367

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes income tax on certain United States persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders of Double Eagle at the time of the domestication. Because the domestication will occur immediately prior to the redemption of holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the domestication.

A.	U.S. Holders of Double Eagle

A U.S. Holder who, at the time of the Domestication beneficially owns (directly, indirectly or constructively) 10% or more of the total combined voting power of all classes of Double Eagle ordinary shares entitled to vote (a “U.S. Shareholder”) must include in income as a dividend the “all earnings and profits amount” attributable to the Double Eagle ordinary shares it directly owns, within the meaning of Treasury Regulations under Section 367. A U.S. Holder’s ownership of warrants and stock options will be taken into account in determining whether such holder owns 10% or more of the total combined voting power of all classes of stock. Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of Double Eagle ordinary shares entitled to vote and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A U.S. Shareholder’s all earnings and profits amount with respect to its Double Eagle ordinary shares is the net positive earnings and profits of Double Eagle (as determined under Treasury Regulations under Section 367) attributable to the shares (as determined under Treasury Regulations under Section 367) but without regard to any gain that would be realized on a sale or exchange of such shares. Treasury Regulations under Section 367 provide that the all earnings and profits amount attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

Double Eagle does not expect to have cumulative net earnings and profits at the time of the domestication. If Double Eagle’s cumulative net earnings and profits through the date of the domestication are less than or equal to zero, then a U.S. Shareholder should not be required to include in gross income an all earnings and profits amount with respect to its Double Eagle ordinary shares. It is possible, however, that the amount of Double Eagle’s earnings and profits could be greater than expected through the date of the domestication in which case a U.S. Shareholder would be required to include it’s all earnings and profits amount in income as a deemed dividend under Treasury Regulations under Section 367 as a result of the domestication.

B.	U.S. Holders That Own Less Than 10 Percent of Double Eagle

A U.S. Holder who, at the time of the domestication, beneficially owns (directly, indirectly or constructively) Double Eagle ordinary shares with a fair market value of $50,000 or more but less than 10% of the total combined voting power of all classes of Double Eagle ordinary shares entitled to vote will recognize gain (but not loss) with respect to the domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such holder as described below.

Unless a U.S. Holder makes the “all earnings and profits” election as described below, such holder generally must recognize gain (but not loss) with respect to common stock received in the domestication in an amount equal to the excess of the fair market value of the common stock received over the U.S. Holder’s adjusted tax basis in the Double Eagle ordinary shares deemed surrendered in exchange therefor.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the all earnings and profits amount attributable to its Double Eagle ordinary shares under Section 367(b). There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

(i)	a statement that the domestication is a Section 367(b) exchange;
(ii)	a complete description of the domestication;
(iii)	a description of any stock, securities or other consideration transferred or received in the domestication;
(iv)	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;
(v)	a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from Double Eagle establishing and substantiating the U.S. Holder’s all earnings and profits amount with respect to the U.S. Holder’s Double Eagle ordinary shares, and (B) a representation that the U.S. Holder has notified Double Eagle (or WSC) that the U.S. Holder is making the election; and
(vi)	certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

In addition, the election must be attached by an electing U.S. Holder to such holder’s timely filed U.S. federal income tax return for the year of the domestication, and the U.S. Holder must send notice of making the election to WSC no later than the date such tax return is filed. In connection with this election, Double Eagle intends to provide each U.S. Holder eligible to make such an election with information regarding Double Eagle’s earnings and profits upon request.

Double Eagle does not expect that its cumulative earnings and profits will be greater than zero through the date of the domestication and if that proves to be the case, U.S. Holders who make this election should generally not have an income inclusion under Section 367(b) provided the U.S. Holder properly executes the election and complies with the applicable notice requirements. However, as noted above, if it were determined that Double Eagle had positive earnings and profits through the date of the domestication, a U.S. Holder that makes the election described herein could have an all earnings and profits amount with respect to its Double Eagle shares, and thus could be required to include that amount in income as a deemed dividend under Treasury Regulation Section 1.367(b)-3(b)(3) as a result of the domestication.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT A TAX ADVISOR REGARDING THE CONSEQUENCES OF MAKING AN ELECTION AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO AN ELECTION.

C.	U.S. Holders that Own Double Eagle ordinary shares with a Fair Market Value of Less Than $50,000

A U.S. Holder who, at the time of the domestication, owns (or is considered to own) stock of Double Eagle with a fair market value less than $50,000 should not be required to recognize any gain or loss under

Section 367 of the Code in connection with the domestication, and generally should not be required to include any part of the all earnings and profits amount in income.

All U.S. Holders are urged to consult their tax advisors with respect to the effect of Section 367 of the Code to their particular circumstances.

Tax Consequences for U.S. Holders of Double Eagle Warrants

Subject to the considerations described above relating to Section 367(b) and below relating to PFIC considerations, a U.S. Holder of Double Eagle warrants should not be subject to U.S. federal income tax with respect to the exchange of Double Eagle warrants for WSC warrants in the domestication.

PFIC Considerations

In addition to the discussion under the heading “— Effects of Section 367,” above, the domestication could be a taxable event to U.S. Holders under the passive foreign investment company (“PFIC”) provisions of the Code.

A.	Definition of a PFIC

In general, Double Eagle will be a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held Double Eagle ordinary shares, (a) at least 75% or more of Double Eagle’s gross income for the taxable year was passive income or (b) at least 50% or more of the value, determined on the basis of a quarterly average, of Double Eagle’s assets is attributable to assets that produce or are held to produce passive income. Passive income generally includes dividends, interest, rents and royalties, but excludes rents and royalties that are derived in the active conduct of a trade or business and that are received from an unrelated person, as well as annuities and gains from assets that produce passive income. For purposes of these rules, interest income earned by Double Eagle would be considered to be passive income and cash held by Double Eagle would be considered to be a passive asset.

B.	PFIC Status of Double Eagle

Based upon the composition of its income and assets, and upon a review of its financial statements, Double Eagle believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2016 and will be considered a PFIC for its current taxable year which ends as a result of the domestication.

C.	Effects of PFIC Rules on the domestication

As discussed above, Double Eagle believes that it likely treated as a PFIC for U.S. federal income tax purposes. Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a United States person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If finalized in their current form, those regulations may require taxable gain recognition in the domestication if Double Eagle were classified as a PFIC at any time during such U.S. Holder’s holding period in such stock and the U.S. Holder had not made a QEF Election (as described below) for the first taxable year in which the U.S. Holder owned Double Eagle ordinary shares or in which Double Eagle was a PFIC, whichever is later or a mark-to-market election (as described below). The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of Double Eagle.

Under these rules:

•	the U.S. Holder’s gain would be allocated ratably over the U.S. Holder’s holding period for such holder’s Double Eagle ordinary shares or warrants;
•	the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Double Eagle was a PFIC, would be taxed as ordinary income;

•	the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such holder’s holding period would be taxed at the highest tax rate in effect for that year applicable to the U.S. Holder; and
•	the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

Any “all earnings and profits amount” included in income by a U.S. Holder as a result of the domestication (discussed under the heading “— Effects of Section 367” above) generally would be treated as gain subject to these rules.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. Therefore, U.S. Holders of Double Eagle ordinary shares that have not made a timely QEF Election or a mark-to-market election (as described below) may, pursuant to the proposed Treasury Regulations, be subject to taxation on the domestication to the extent their shares have a fair market value in excess of their tax basis. An Electing Shareholder (as described below) generally would not be subject to the adverse PFIC rules discussed above but rather would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of Double Eagle, whether or not such amounts are actually distributed.

D.	Impact of PFIC Rules on U.S. Holders

The impact of the PFIC rules on a U.S. Holder of Double Eagle ordinary shares will depend on whether the U.S. Holder has made a timely and effective election to treat Double Eagle as a “qualified electing fund” under Section 1295 of the Code for the tax year that is the first year in the U.S. Holder’s holding period of Double Eagle ordinary shares during which Double Eagle qualified as a PFIC (a “QEF Election”). A U.S. Holder’s ability to make a QEF Election with respect to Double Eagle is contingent upon, among other things, the provision by Double Eagle of a “PFIC Annual Information Statement” to such U.S. Holder. Double Eagle will make available such information statements to U.S. Holders upon request. A U.S. Holder of Double Eagle that made a QEF Election may be referred to as an “Electing Shareholder” and a U.S. Holder of Double Eagle that did not make a QEF Election may be referred to as a “Non-Electing Shareholder”. A U.S. Holder is not able to make a QEF Election with respect to Double Eagle warrants.

A U.S. Holder that has made a valid QEF election effective for the first taxable year in the U.S. Holder’s holding period will not be subject to the general PFIC rules. As a result, such a U.S. Holder should not recognize gain or loss as a result of the domestication except to the extent described under the heading “— Effects of Section 367” above.

A U.S. Holder that has not had a valid QEF election in effect for its entire holding period in its Double Eagle ordinary shares (or a mark-to-market election as described below) may be subject to adverse tax consequences upon the sale of its Double Eagle ordinary shares and upon the domestication (as described below). If such a U.S. Holder sells or is otherwise treated as disposing of its Double Eagle ordinary shares, the entire amount of any gain realized upon the sale will be treated as an “excess distribution” made in the year of sale and as a consequence will generally be treated as ordinary income, and, to the extent allocated to years prior to the year of sale, will be subject to a special interest charge.

The impact of the PFIC rules on a U.S. Holder of Double Eagle ordinary shares may also depend on whether the U.S. Holder has made an election under Section 1296 of the Code. U.S. Holders who hold (actually or constructively) stock of a foreign corporation that is classified as a PFIC may annually elect to mark such stock to its market value if such stock is regularly traded on an established exchange (a “mark-to-market election”). No assurance can be given that the Double Eagle ordinary shares are considered to be regularly traded for purposes of the mark-to-market election or whether the other requirements of this election are satisfied. If such an election is available and has been made, such U.S. Holders will generally not be subject to the special taxation rules of Section 1291 of the Code discussed herein. However, if the mark-to-market election is made by a Non-Electing Shareholder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Double Eagle ordinary shares. A mark-to-market election is not available with respect to Double Eagle warrants.

U.S. Holders are strongly urged to consult their tax advisors concerning the impact of the PFIC rules on the domestication, including, without limitation, whether a QEF Election, “deemed sale” election and/or “mark to market” election is available and whether a “deemed sale” election is available to the extent a timely QEF Election cannot be made with respect to their Double Eagle ordinary shares and the consequences to them of any such election.

NON-U.S. HOLDERS

The following describes U.S. federal income tax considerations relating to the ownership and disposition of common stock and warrants by a non-U.S. Holder after the domestication. For purposes of this discussion, a non-U.S. Holder means a beneficial owner of common stock or warrants who or that is, for U.S. federal income tax purposes, not a U.S. Holder (as defined above).

Dividends

In general, any distributions made to a non-U.S. Holder on shares of WSC, to the extent paid out of WSC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States, will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. Holder’s adjusted tax basis in its common stock or warrants of WSC and, to the extent such distribution exceeds the non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the common stock or warrants, which will be treated as described under “Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of common stock and Warrants” below.

Dividends paid by WSC to a non-U.S. Holder that are effectively connected with such non-U.S. Holder’s conduct of a trade or business within the United States (or, if a tax treaty applies, are attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. Holder) will generally not be subject to U.S. withholding tax, provided such non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends will generally be subject to U.S. federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to U.S. Holders. If the non-U.S. Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax”.

Gain on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock and Warrants

A non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock or warrants unless:

(i)	such non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met, in which case any gain realized would generally be subject to a flat 30% U.S. federal income tax,
(ii)	the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States, (and, if an applicable treaty so requires, is attributable to the conduct of trade or business through a permanent establishment or fixed base in the United States in which case the gain would be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the manner applicable to U.S. Holders and, if the non-U.S. Holder is a corporation, an additional “branch profits tax” may also apply), or
(iii)	WSC is or has been a U.S. real property holding corporation at any time within the five-year period preceding the disposition or the non-U.S. Holder’s holding period, whichever period is shorter, and either (A) the common stock has ceased to be regularly traded on an established securities market or (B) the non-U.S. Holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. Holder’s holding period, whichever period is shorter, more than 5% of the common stock.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends on and the proceeds from a sale or other disposition of common stock. A non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person for U.S. federal income tax purposes or otherwise establish an exemption in order to avoid information reporting and backup withholding requirements or to claim a reduced rate of withholding under an applicable income tax treaty. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such non-U.S. Holder’s U.S. federal income tax liability and may entitle such non-U.S. Holder to a refund, provided that the required information is furnished by such non-U.S. Holder to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, securities (including Double Eagle ordinary shares or warrants and common stock or warrants) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which Double Eagle ordinary shares or warrants or common stock or warrants are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, Double Eagle ordinary shares or warrants or common stock or warrants held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in Double Eagle ordinary shares or warrants or common stock or warrants.

Effects to U.S. Holders of Double Eagle ordinary shares Exercising Redemption Rights

The U.S. federal income tax consequences to a U.S. Holder of Double Eagle ordinary shares (which become common stock in the domestication) that exercises its redemption rights to receive cash from the trust account in exchange for all or a portion of its common stock will depend on whether the redemption qualifies as a sale of the common stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. Holder’s common stock redeemed, the holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such holder’s tax basis in the common stock redeemed.

Whether a redemption qualifies for sale treatment will depend largely on the total amount of common stock treated as held by the U.S. Holder (including any shares constructively owned by the U.S. Holder as a result of owning warrants) relative to all of common stock outstanding both before and after the redemption (which will include any WSC common stock issued under the stock issuance proposal). The redemption of common stock will generally be treated as a sale of the common stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in WSC or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. The redemption of common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in WSC. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in WSC will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction”. In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only common stock actually owned by the U.S. Holder, but also common stock constructively owned by the U.S. Holder. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option, which would generally include common stock which could be acquired pursuant to an exercise of any WSC warrants by such U.S. Holder.

If the redemption does not qualify as a sale of the common stock redeemed, the U.S. Holder will be treated as receiving a corporate distribution from WSC. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of WSC’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its other common stock (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of those rules, any remaining tax basis of the U.S. Holder in such holder’s common stock redeemed will generally be added to the U.S. Holder’s adjusted tax basis in its remaining common stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its WSC warrants or possibly in other common stock shares constructively owned by such holder.

Because the domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the domestication discussed further above.

U.S. Holders who actually or constructively own five percent or more of WSC stock (by vote or value) may be subject to special reporting requirements with respect to a redemption, and such holders should consult with their tax advisors with respect to any applicable reporting requirements.

All U.S. Holders are urged to consult with their tax advisors as to the tax consequences of a redemption of all or a portion of their common stock pursuant to an exercise of redemption rights.

APPRAISAL RIGHTS

Neither Double Eagle shareholders nor Double Eagle warrant holders have appraisal rights in connection with the business combination or the domestication under the Cayman Islands Companies Law or under the DGCL.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Shareholder Proposals

In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder, WSC’s bylaws provide that the stockholder must give timely notice in proper written form to WSC’s secretary and such business must otherwise be a proper matter for stockholder action. Such notice, to be timely, must be received at least 90 days, but no more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders for the annual meeting; provided that in the event that the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be so received no earlier than the opening of business on the 120th day before the meeting and not later than the later of (A) the close of business on the 90th day before the meeting or (B) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by WSC. Any notice must include the following information: (i) as to each matter such stockholder proposes to bring before the annual meeting, a brief description of the business desired to be brought before the annual meeting and the proposed text of any proposal regarding such business (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend these bylaws, the text of the proposed amendment), and the reasons for conducting such business at the annual meeting; (ii) the name and record address of such stockholder; (iii) the class or series and total number of shares of all stock of WSC that are directly or indirectly owned beneficially and of record by the stockholder and by the beneficial owner, if any, on whose behalf the proposal is made; (iv) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) and that is, directly or indirectly, held or maintained by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made with respect to any shares of any class or series of shares of capital stock of the Corporation; (v) a description of any material relationship between such stockholder or the beneficial owner, if any, on whose behalf the proposal is made, on the one hand, and WSC, any affiliate of WSC, on the other hand and any material pending or threatened legal proceeding in which such stockholder or the beneficial owner, if any, on whose behalf the proposal is made is a party or material participant involving WSC or any of its officers or directors, or any affiliate of WSC; (vi) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (vii) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business and (viii) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting. A proxy may confer discretionary authority to vote on any matter at an annual meeting if WSC does not receive proper notice of the matter within the time frame described above.

A stockholder shall update and supplement (iii) its notice to WSC’s secretary, if necessary, so that the information provided or required to be provided in such notice as described above shall be true and correct as of the record date for notice of the annual meeting and as of the date that is ten business days prior to the annual meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, WSC’s secretary not later than five business days after the record date for notice of the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof).

Shareholder Director Nominees

Nominations of persons for election to the board of directors at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in WSC’s notice of such special meeting, may be made by or at the direction of the board of directors or by certain stockholders of WSC.

In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the secretary of WSC. To be timely, a stockholder’s notice to the secretary must be received by the secretary at the principal executive offices of WSC (i) in the case of an annual meeting, not later than the close of business at least 90 days, but no more than 120 days before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 45 days before or after such anniversary date, notice by the stockholder to be timely must be so received no earlier than the opening of business 120 days before the meeting and not later than the later of (x) the close of business 90 days before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by WSC; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by WSC. In no event shall the public announcement of an adjournment of an annual meeting or special meeting commence a new time period for the giving of a stockholder’s notice.

In the event that the number of directors to be elected to the board of directors at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by WSC naming all of the nominees for the additional directors to be elected or specifying the size of the increased board of directors before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder’s notice shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the secretary at the principal executive offices of WSC not later than the close of business on the 10th day following the date on which such public announcement was first made by WSC.

To be in proper written form, a stockholder’s notice to the secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of WSC that are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of WSC that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of any material relationship between such stockholder or the beneficial owner, if any, on whose behalf the proposal is made, on the one hand, and the Corporation, any affiliate of WSC, on the other hand and any material pending or threatened legal proceeding in which such stockholder or the beneficial owner, if any, on whose behalf the proposal is made is a party or material participant involving WSC or any of its officers or directors, or any affiliate of WSC, (D) a description of all arrangements, contracts, agreements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (E) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

A stockholder shall update and supplement its notice to (e) WSC’s secretary, if necessary, so that the information provided or required to be provided in such notice as described above shall be true and correct as of the record date for notice of the meeting and as of the date that is ten business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, WSC’s secretary not later than five business days after the record date for notice of the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten business days prior to the meeting or any adjournment or postponement thereof).

If the board of directors or the chairman of the meeting of stockholders determines that any nomination was not properly made, then such nomination shall not be considered at the meeting in question. In the event that the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of WSC to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by WSC.

In addition, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with Double Eagle’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Double Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, CA 90067. Following the business combination, such communications should be sent to WSC, 901 S. Bond Street, #600, Baltimore, MD 21231. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Winston & Strawn LLP have passed upon the validity of the securities of WSC offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus. Winston & Strawn, tax counsel for Double Eagle, have passed upon certain U.S. federal income tax consequences of the business combination and the domestication for Double Eagle.

EXPERTS

The financial statements of Double Eagle Acquisition Corp. as of December 31, 2016 and 2015, for the year ended December 31, 2016 and for the period from June 26, 2015 (date of inception) to December 31, 2015, appearing in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance on such report given the authority of such firm as expert in accounting and auditing.

The consolidated financial statements of Williams Scotsman International, Inc. (“WSII”) at December 31, 2016 and 2015, and for each of the three years in the period ended December 31, 2016, included in the Proxy Statement of Double Eagle Acquisition Corp., which is referred to and made a part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP (“EY”), independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Prior to the engagement of EY as WSII’s independent registered public accounting firm under the standards of the Public Company Accounting Oversight Board (“PCAOB”), EY and other associated entities of Ernst & Young Global Limited (“EYG”) had lending relationships with a 12.40% owner of WSII’s parent company. The independent auditor having a lending relationship with a record or beneficial owner of greater than 10% of the outstanding shares of the parent of an audit client is not in accordance with the auditor independence rules of Regulation S-X and the PCAOB. All such lending relationships were terminated during 2015. The lending relationship did not affect the audit procedures or audit judgments in connection with the audits of WSII’s consolidated financial statements.

Additionally prior to the engagement of EY as WSII’s independent registered public accounting firm under the PCAOB standards, a member firm of EYG in Norway was engaged to provide a loan staffing service whereby an employee of such member firm acted in a management function from January 2015 through July 2015 for a controlled investee of TDR Capital LLP, the ultimate parent of WSII. The entity for whom the engagement was performed is an affiliate of WSII under the SEC independence rules by virtue of being under common control by the same ultimate parent. This service is prohibited under the auditor independence rules of Regulation S-X and the PCAOB. The service was not related to, and did not affect, the consolidated financial statements of WSII nor EY’s related audits. Total fees collected by the EYG member firm for the loan staffing services were insignificant in relation to the total fees for EY’s audits. None of the professionals who provided the service were members of the EY audit engagement team with respect to the audits of WSII’s consolidated financial statements.

After careful consideration of the facts and circumstances and the applicable independence rules, EY has concluded that (i) the aforementioned matters do not impair EY’s ability to exercise objective and impartial judgment in connection with its audits of WSII’s consolidated financial statements and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would conclude that EY has been and is capable of exercising objective and impartial judgment on all issues encompassed within its audits of WSII’s consolidated financial statements. After considering these matters, WSII’s management and the audit committee charged with governance over WSII concur with EY’s conclusions.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Double Eagle and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Double Eagle’s annual report to shareholders and Double Eagle’s proxy statement. Upon written or oral request, Double Eagle will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that Double Eagle deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that Double Eagle deliver single copies of such documents in the future. Shareholders may notify Double Eagle of their requests by calling or writing Double Eagle at its principal executive offices at 2121 Avenue of the Stars, Suite 2300, Los Angeles, CA 90067 or (310) 209-7280.

ENFORCEABILITY OF CIVIL LIABILITY

Double Eagle is a Cayman Islands exempted company. If Double Eagle does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the domestication, you may have difficulty serving legal process within the United States upon Double Eagle. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against Double Eagle in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, Double Eagle may be served with process in the United States with respect to actions against Double Eagle arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of Double Eagle’s securities by serving Double Eagle’s U.S. agent irrevocably appointed for that purpose.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Double Eagle has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Double Eagle files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may read and copy reports, proxy statements and other information filed by Double Eagle with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. You may access information on Double Eagle at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to Double Eagle has been supplied by Double Eagle, and all such information relating to Williams Scotsman has been supplied by Williams Scotsman. Information provided by one another does not constitute any representation, estimate or projection of the other.

Incorporation by Reference of Certain of Double Eagle’s Filings with the SEC

The SEC allows Double Eagle to “incorporate by reference” certain information filed with the SEC into this proxy statement/prospectus, which means that Double Eagle can disclose important information to you by referring you to other documents that Double Eagle has filed separately with the SEC. You should read any information incorporated by reference because it is an important part of this this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference any filings that Double Eagle makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the general meeting, and thereafter until the consummation of the business combination (other than those documents or the portions of those documents furnished, including pursuant to Items 2.02 or 7.01 of any Current Report on Form 8-K or exhibits filed under Item 9.01 relating to those Items, unless expressly stated otherwise therein). Any statement contained in a document incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded to the extent that a statement contained in any other subsequently filed document that is also, or is deemed to be, incorporated by reference into this proxy statement/prospectus conflicts with, negates, modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this proxy statement/prospectus, except as modified or superseded.

If you would like additional copies of this proxy statement/prospectus or any document incorporated by reference herein, or if you have questions about the business combination, you should contact via phone or in writing:

Morrow Sodali LLC
470 West Avenue, Suite 3000
Stamford CT 06902
Tel: (800) 662-5200
Banks and brokers call collect: (203) 658-9400
E-mail: Double Eagle.info@morrowsodali.com

INDEX TO FINANCIAL STATEMENTS

DOUBLE EAGLE ACQUISITION CORP.

Condensed Financial Statements as of June 30, 2017 and December 31, 2016, and for the Three and Six Months Ended June 30, 2017 and 2016
Condensed Balance Sheets	F-3
Condensed Statements of Operations	F-4
Condensed Statements of Changes in Shareholders’ Equity	F-5
Condensed Statements of Cash Flows	F-6
Notes to Condensed Financial Statements	F-7
Financial Statements as of December 31, 2016 and 2015, and for the Year Ended December 31, 2016 and for the Period from June 26, 2015 (Inception) through December 31, 2015
Report of Independent Registered Public Accounting Firm	F-16
Balance Sheets	F-17
Statements of Operations	F-18
Statements of Changes in Shareholders’ Equity	F-19
Statements of Cash Flows	F-20
Notes to Financial Statements	F-21

WILLIAMS SCOTSMAN INTERNATIONAL, INC.

DOUBLE EAGLE ACQUISITION CORP.
Condensed Financial Statements as of June 30, 2017 and December 31, 2016
and for the Three and Six Months Ended June 30, 2017 and 2016

DOUBLE EAGLE ACQUISITION CORP.

CONDENSED BALANCE SHEETS

	June 30, 2017	December 31, 2016
	(unaudited)
ASSETS:
Current assets:
Cash and cash equivalents	$22,490	$188,063
Prepaid expenses	21,842	73,441
Total Current Assets	44,332	261,504
Cash and investments held in Trust Account	502,663,076	501,340,910
Total assets	$502,707,408	$501,602,414
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities:
Accounts payable	$831,407	$75,671
Advances from Sponsor	230,000	—
Total Current liabilities	1,061,407	75,671
Deferred underwriting compensation	19,500,000	19,500,000
Total liabilities	20,561,407	19,575,671
Class A Ordinary shares subject to possible redemption; 47,714,600 shares and 47,702,674 shares at June 30, 2017 and December 31, 2016, respectively	477,146,000	477,026,740
Shareholders’ equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 380,000,000 Class A ordinary shares authorized, 2,285,400 and 2,297,326 Class A shares issued and outstanding (excluding 47,714,600 and 47,702,674 shares, respectively subject to possible redemption) at June 30, 2017 and December 31, 2016, respectively	229	230
Class B ordinary shares, $0.0001 par value, 20,000,000 Class B ordinary shares authorized; 12,500,000 Class B shares issued and outstanding at June 30, 2017 and December 31, 2016	1,250	1,250
Additional paid-in capital	4,337,409	4,456,671
Retained earnings	661,113	541,852
Total shareholders’ equity	5,000,001	5,000,003
Total liabilities and shareholders’ equity	$502,707,408	$501,602,414

See accompanying notes to condensed financial statements.

DOUBLE EAGLE ACQUISITION CORP.

CONDENSED STATEMENTS OF OPERATIONS
(unaudited)

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Revenue	$—	$—	$—	$—
General and administrative expenses	871,490	127,551	1,202,906	405,025
Loss from operations	(871,490)	(127,551)	(1,202,906)	(405,025)
Interest on Trust Account	796,023	268,755	1,322,167	499,485
Net income (loss) attributable to ordinary shares	$(75,467)	$141,204	$119,261	$94,460
Weighted average ordinary shares outstanding
Basic	14,777,937	14,858,112	14,787,471	14,855,890
Diluted	14,777,937	62,500,000	62,500,000	62,500,000
Net income (loss) per ordinary share
Basic	$(0.01)	$0.01	$0.01	$0.01
Diluted	$(0.01)	$0.00	$0.00	$0.00

See accompanying notes to condensed financial statements.

DOUBLE EAGLE ACQUISITION CORP.

CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the six months ended June 30, 2017
(unaudited)

	Ordinary shares Class A		Ordinary shares Class B		Additional Paid-in Capital	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2016	2,297,326	$230	12,500,000	$1,250	$4,456,671	$541,852	$5,000,003
Adjustment to ordinary shares subject to redemption	(11,926)	(1)	—	—	(119,262)	—	(119,263)
Net income	—	—	—	—	—	119,261	119,261
Balance as of June 30, 2017	2,285,400	$229	12,500,000	$1,250	$4,337,409	$661,113	$5,000,001

See accompanying notes to condensed financial statements.

DOUBLE EAGLE ACQUISITION CORP.

CONDENSED STATEMENTS OF CASH FLOWS
(unaudited)

	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016
Cash flows from operating activities:
Net income attributable to ordinary shares	$119,261	$94,460
Changes in operating assets and liabilities:
Decrease in prepaid expenses	51,597	—
Increase (decrease) in accounts payable	755,736	(107,821)
Net cash provided by (used in) operating activities	926,594	(13,361)
Cash flows from investing activities:
Trust income retained in Trust account	(1,322,167)	(499,485)
Net cash used in investing activities	(1,322,167)	(499,485)
Cash flows from financing activities:
Advances from Sponsor	230,000	—
Net cash provided by financing activities	230,000	—
Decrease in cash during period	(165,573)	(512,846)
Cash at beginning of period	188,063	1,007,861
Cash at end of period	$22,490	$495,015

See accompanying notes to condensed financial statements.

DOUBLE EAGLE ACQUISITION CORP.

Notes to Condensed Financial Statements

1. Organization and Business Operations

Incorporation

Double Eagle Acquisition Corp. (the “Company”) was incorporated as a Cayman Islands exempted company on June 26, 2015. The functional currency of the Company is the United States dollar.

Sponsor

The Company’s sponsor is Double Eagle Acquisition LLC, a Delaware limited liability company (the “Sponsor”).

Fiscal Year End

The Company’s fiscal year end is December 31.

Business Purpose

The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more operating businesses that it has not yet selected (“Business Combination”).

Financing

The registration statement for the Company’s initial public offering (the “Public Offering”) (as described in Note 3) was declared effective by the United States Securities and Exchange Commission (the “SEC”) on September 10, 2015. The Company consummated the Public Offering on September 16, 2015, and, simultaneously with the closing of the Public Offering, the Sponsor, Harry E. Sloan and the Company’s independent directors (and/or one or more of their estate planning vehicles) purchased an aggregate of 19,500,000 warrants in a private placement at a price of $0.50 per warrant, generating gross proceeds, before expenses, of $9,750,000 (Note 4).

Upon the closing of the Public Offering and the private placement, $500,000,000 was placed in a trust account with Continental Stock Transfer & Trust Company acting as trustee (the “Trust Account”) (discussed below). The closing of the Public Offering included an initial partial exercise (2,000,000 units) of the overallotment option granted to the underwriters.

Trust Account

The Trust Account can be invested in permitted United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act that invest only in direct U.S. government treasury obligations.

The Company’s amended and restated memorandum and articles of association provide that, other than the withdrawal of interest to pay income taxes, if any, none of the funds held in trust will be released until the earlier of: (i) the completion of the Business Combination; (ii) the redemption of any of the Class A ordinary shares included in the Units sold in the Public Offering properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to modify the substance or timing of the Company’s obligation to redeem 100% of the Class A ordinary shares included in the Units sold in the Public Offering if the Company does not complete the Business Combination by December 31, 2017 or (iii) the redemption of 100% of the Class A ordinary shares included in the Units sold in the Public Offering if the Company is unable to complete a Business Combination by December 31, 2017.

DOUBLE EAGLE ACQUISITION CORP.

Notes to Condensed Financial Statements

1. Organization and Business Operations  – (continued)

Business Combination

A Business Combination is subject to the following size, focus and shareholder approval provisions:

Size/Control — The Company’s Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the Business Combination. The Company will not complete a Business Combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act.

Focus — The Company’s efforts in identifying prospective target businesses will initially be focused on businesses in the media or entertainment industries, including providers of content, but the Company may pursue acquisition opportunities in other sectors.

Tender Offer/Shareholder Approval — The Company, after signing a definitive agreement for a Business Combination, will either (i) seek shareholder approval of the Business Combination at a meeting called for such purpose in connection with which shareholders may seek to redeem their Class A ordinary shares, regardless of whether they vote for or against the Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial business combination, including interest but less income taxes payable, or (ii) provide shareholders with the opportunity to sell their Class A ordinary shares to the Company by means of a tender offer (and thereby avoid the need for a shareholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to commencement of the tender offer, including interest but less income taxes payable. The decision as to whether the Company will seek shareholder approval of the Business Combination or will allow shareholders to sell their Class A ordinary shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek shareholder approval. If the Company seeks shareholder approval, it will complete its Business Combination only if a majority of the outstanding ordinary shares voted are voted in favor of the Business Combination. However, in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its public shares and the related Business Combination, and instead may search for an alternate Business Combination.

If the Company holds a shareholder vote in connection with a Business Combination, a public shareholder will have the right to redeem its Class A ordinary shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial business combination, including interest but less income taxes payable. As a result, such Class A ordinary shares have been recorded at redemption amount and classified as temporary equity, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.”

Liquidation and Going Concern

The Company has until December 31, 2017 to complete its initial Business Combination. If the Company does not complete a Business Combination within this period of time, it shall (i) cease all operations except for the purposes of winding up; (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the public shares for a per share pro rata portion of the Trust Account, including interest, but less income taxes payable (less up to $100,000 of such net interest to pay dissolution expenses) and (iii) as promptly as possible following such redemption, dissolve and liquidate the balance of the Company’s net assets to its remaining shareholders, as part of its plan of dissolution and liquidation. The Sponsor, Harry E. Sloan and the Company’s executive officers and independent directors (the “initial shareholders”) have

DOUBLE EAGLE ACQUISITION CORP.

Notes to Condensed Financial Statements

1. Organization and Business Operations  – (continued)

entered into letter agreements with the Company, pursuant to which they have waived their rights to participate in any redemption with respect to their Founder Shares (as defined below); however, if the initial shareholders or any of the Company’s officers, directors or affiliates acquire Class A ordinary shares in or after the Public Offering, they will be entitled to a pro rata share of the Trust Account upon the Company’s redemption or liquidation in the event the Company does not complete a Business Combination within the required time period. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Public Offering.

This mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after December 31, 2017.

As of June 30, 2017, the Company had approximately $22,500 in cash and a working capital deficit of approximately $1,017,100. It is anticipated that the Company may incur loans from the Sponsor, as permitted in the Initial Public Offering, for additional working capital for Company’s ordinary operations and in pursuit of a business combination. In the event of liquidation, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per unit in the Public Offering.

Emerging Growth Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when an accounting standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised accounting standard at the time private companies adopt the new or revised standard.

2. Significant Accounting Policies

Basis of Presentation

The accompanying condensed financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the SEC, and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for the fair presentation of the financial position as of June 30, 2017 and the results of operations and cash flows for the periods presented. Certain information and disclosure normally included in financial statements prepared in accordance with GAAP have been omitted pursuant to such rules and regulations. Interim results are not necessarily indicative of results for a full year.

Net Income (Loss) Per Ordinary Share

Basic net income or loss per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share is computed by dividing net income (loss) per share by the weighted average number of ordinary shares outstanding (including shares subject to redemption), plus, to the extent dilutive, the incremental number of ordinary shares to settle private placement warrants held by the Sponsor, as calculated using the treasury stock method. An aggregate of 47,714,600 shares of Class A ordinary shares subject to possible redemption at June 30, 2017 have been excluded from the calculation of basic income (loss) per ordinary share since such shares, if

DOUBLE EAGLE ACQUISITION CORP.

Notes to Condensed Financial Statements

2. Significant Accounting Policies  – (continued)

redeemed, only participate in their pro rata share of the trust earnings. Those shares are excluded for the three months ended June 30, 2017 diluted per share calculation since their inclusion would be anti-dilutive. The Company has not considered the effect of warrants sold in the Initial Public Offering in the calculation of diluted income per share, since their inclusion would be anti-dilutive.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet with the exception of investments in Trust, as they are carried at amortized cost.

Use of Estimates

The preparation of the condensed financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Redeemable Ordinary Shares

As discussed in Note 1, all of the 50,000,000 Class A ordinary shares sold as parts of the Units in the Public Offering contain a redemption feature which allows for the redemption of Class A ordinary shares under the Company’s amended and restated memorandum and articles of association. In accordance with FASB ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of FASB ASC 480. Although the Company has not specified a maximum redemption threshold, its amended and restated memorandum and articles of association provide that in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001.

The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Class A ordinary shares shall be affected by charges against additional paid in capital. Accordingly, at June 30, 2017 and December 31, 2016, 47,714,600 and 47,702,674, respectively of the 50,000,000 Class A ordinary shares included in the Units were classified outside of permanent equity at its redemption value.

Income Taxes

The Company complies with the accounting and reporting requirements of FASB ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

DOUBLE EAGLE ACQUISITION CORP.

Notes to Condensed Financial Statements

2. Significant Accounting Policies  – (continued)

There were no unrecognized tax benefits as of June 30, 2017. FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at June 30, 2017 or December 31, 2016. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company could be subject to income tax examinations by major taxing authorities from inception.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

3. Public Offering

On September 16, 2015, the Company sold 50,000,000 units at a price of $10.00 per unit (the “Units”) in the Public Offering. Each Unit consists of one Class A ordinary share of the Company, $0.0001 par value per share (the “Public Shares”), and one warrant to purchase one-half of one Class A ordinary share (the “Public Warrants”).

Each Public Warrant entitles the holder to purchase one-half of one Class A ordinary share at a price of $5.75 per one-half share ($11.50 per whole share). No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number the number of Class A ordinary shares to be issued to the Public Warrant holder. Each Public Warrant will become exercisable on the later of 30 days after the completion of the Company’s Business Combination and 12 months from the closing of the Public Offering. However, if the Company does not complete a Business Combination on or prior to the 24-month period allotted to complete the Business Combination, the Public Warrants will expire at the end of such period. Under the terms of a warrant agreement between the Company and Continental Stock Transfer & Trust Company, as warrant agent, the Company has agreed to, following the completion of the Company’s Business Combination, use its best efforts to file a new registration statement under the Securities Act for the registration of the Class A ordinary shares issuable upon exercise of the Public Warrants. If the Company is unable to deliver registered Class A ordinary shares to the holder upon exercise of Public Warrants issued in connection with the 50,000,000 Units during the exercise period, there will be no net cash settlement of these Public Warrants and the Public Warrants will expire worthless, unless they may be exercised on a cashless basis in the circumstances described in the warrant agreement.

The Company paid an upfront underwriting discount of $8,000,000 ($0.16 per Unit sold) in the aggregate to the underwriters at the closing of the Public Offering, with an additional fee (the “Deferred Discount”) equal to the difference between (a) the product of the number of Class A ordinary shares sold as part of the Units and $0.55 and (b) the upfront underwriting discounts paid at the closing of $8,000,000, or a total Deferred Discount of $19,500,000 ($0.39 per Unit sold). The Deferred Discount will become payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes a Business Combination. The underwriters are not entitled to any interest accrued on the Deferred Discount.

DOUBLE EAGLE ACQUISITION CORP.

Notes to Condensed Financial Statements

3. Public Offering  – (continued)

The closing of the Public Offering included an initial partial exercise (2,000,000 units) of the overallotment option granted to the underwriters.

4. Related Party Transactions

Founder Shares

On July 1, 2015, the Sponsor purchased 12,218,750 Class B ordinary shares (the “Founder Shares”) for $25,000, or approximately $.002 per share. On July 29, 2015, the Sponsor transferred 6,109,375 Founder Shares to Harry E. Sloan for a purchase price of $12,500 (the same per-share purchase price initially paid by the Sponsor). On August 27, 2015, the Sponsor and Mr. Sloan transferred an aggregate of 25,000 Founder Shares on a pro rata basis to each of the Company’s independent directors at their original purchase price. On August 27, 2015, Mr. Sloan transferred 665,500 Founder Shares to the Sponsor. On September 10, 2015, the Company effected a share capitalization of approximately .129 shares for each outstanding Class B ordinary share, resulting in the initial shareholders holding an aggregate of 13,800,000 Founder Shares. The closing of the Public Offering included an initial partial exercise (2,000,000 units) of the overallotment option granted to the underwriters which resulted in the forfeiture of an aggregate of 1,300,000 Founder Shares (the “Forfeited Founder Shares”) by the Sponsor, Harry E. Sloan and the Company’s independent directors (consisting of 1,271,771 Forfeited Founder Shares forfeited by the Sponsor, 18,524 Founder Shares forfeited by Harry E. Sloan and 3,235 Forfeited Founder Shares forfeited by each of the Company’s independent directors) due to the underwriters not exercising their over-allotment option in full and such that the remaining Founders Shares will equal 20% of the equity capital of the Company.

The Founder Shares are identical to the Public Shares except that the Founder Shares are subject to certain transfer restrictions, as described in more detail below.

The initial shareholders have agreed not to transfer, assign or sell any of their Founder Shares until the earlier of (A) one year after the completion of the Company’s initial Business Combination, or earlier if, subsequent to the Company’s initial Business Combination, the closing price of the Company’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s initial Business Combination, and (B) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the initial Business Combination that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property (the “Lock Up Period”).

Rights — The Founder Shares are identical to the Public Shares except that (i) the Founder Shares are subject to certain transfer restrictions, as described above, and (ii) the initial shareholders have agreed to waive their redemption rights in connection with the Business Combination with respect to the Founder Shares and any Public Shares they may purchase, and to waive their redemption rights with respect to the Founder Shares if the Company fails to complete a Business Combination by December 31, 2017.

Voting — If the Company seeks shareholder approval of a Business Combination, the initial shareholders have agreed to vote their Founder Shares and any Public Shares purchased during or after the Public Offering in favor of the Business Combination.

Liquidation — Although the initial shareholders and their permitted transferees have waived their redemption rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the prescribed time frame, they will be entitled to redemption rights with respect to any Public Shares they may own.

Private Placement Warrants

The Sponsor, Harry E. Sloan and the Company’s independent directors (and/or one or more of their estate planning vehicles) purchased from the Company 19,500,000 warrants in the aggregate at a price of

DOUBLE EAGLE ACQUISITION CORP.

Notes to Condensed Financial Statements

4. Related Party Transactions  – (continued)

$0.50 per warrant (an aggregate purchase price of $9.75 million) in a private placement that occurred simultaneously with the completion of the Public Offering (the “Private Placement Warrants”). Each Private Placement Warrant entitles the holder to purchase one-half of one Class A ordinary share at $5.75 per one-half share ($11.50 per whole share). The purchase price of the Private Placement Warrants has been added to the proceeds from the Public Offering to be held in the Trust Account pending completion of the Company’s initial Business Combination. The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination, and they will be non-redeemable so long as they are held by the initial purchasers of the Private Placement Warrants or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers of the Private Placement Warrants or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. Otherwise, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants and have no net cash settlement provisions.

If the Company does not complete a Business Combination, then the proceeds will be part of the liquidating distribution to the public shareholders and the Private Placement Warrants will expire worthless.

Registration Rights

The initial shareholders and holders of the Private Placement Warrants will be entitled to registration rights pursuant to a registration rights agreement signed on September 10, 2015. The initial shareholders and holders of the Private Placement Warrants will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable Lock Up Period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Advances from Sponsor

During the period ended June 30, 2017, the Sponsor made advances to the Company totaling $230,000. The advances are non-interest bearing and are due on demand.

Administrative Services

The Company will reimburse the Sponsor for office space, secretarial and administrative services provided to members of the Company’s management team by the Sponsor, members of the Sponsor, and the Company’s management team or their affiliates in an amount not to exceed $15,000 per month in the event such space and/or services are utilized and the Company does not pay a third party directly for such services, from the date of closing of the Public Offering. For the six months ended June 30, 2017 and 2016, the Company incurred $90,000 of administrative services under this arrangement for each period. Upon completion of a Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees.

DOUBLE EAGLE ACQUISITION CORP.

Notes to Condensed Financial Statements

5. Commitments & Contingencies

The Company is committed to pay the Deferred Discount totaling $19,500,000, or 3.9% of the gross offering proceeds of the Public Offering, to the underwriters upon the Company’s consummation of a Business Combination. The underwriters will not be entitled to any interest accrued on the Deferred Discount, and no Deferred Discount is payable to the underwriters if there is no Business Combination.

6. Trust Account and Fair Value Measurements

As of June 30, 2017 and December 31, 2016, investment securities in the Company’s Trust Account consisted of $502,662,581 and $501,340,048, respectively in United States Treasury Bills and another $495 and $862, respectively held as cash and cash equivalents. The Company classifies its Treasury Instruments and equivalent securities as held-to-maturity in accordance with FASB ASC 320 “Investments — Debt and Equity Securities”. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying balance sheets and adjusted for the amortization or accretion of premiums or discounts. The following table presents fair value information as of June 30, 2017 and December 31, 2016 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In addition, the table presents the carrying value (held to maturity), excluding accrued interest income and gross unrealized holding gain. Since all of the Company’s permitted investments consist of U.S. government treasury bills and cash, fair values of its investments are determined by Level 1 inputs utilizing quoted prices (unadjusted) in active markets for identical assets as follows:

	Carrying Value	Gross Unrealized Holding Gain (Loss)	Quoted prices in Active Markets (Level 1)
U.S. Government Treasury Securities as of June 30, 2017(1)	$502,662,581	$63,767	$502,726,348
U.S. Government Treasury Securities as of December 31, 2016(2)	$501,340,048	$(23,491)	$501,316,557

(1)	Maturity date July 2017.
(2)	Maturity dates ranging from January to February 2017.

7. Shareholders’ Equity

Ordinary Shares — The authorized ordinary shares of the Company include up to 400,000,000 shares, including 380,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares. Holders of the Class A ordinary shares and holders of the Class B ordinary shares vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as required by law. Each ordinary share has one vote. At June 30, 2017 and December 31, 2016, there were 50,000,000 Class A ordinary shares outstanding, including 47,714,600 and 47,702,674 shares subject to possible redemption, and 12,500,000 Class B ordinary shares outstanding.

Preferred Shares — The Company is authorized to issue 1,000,000 preferred shares. At June 30, 2017 and December 31, 2016, no preferred shares were outstanding.

DOUBLE EAGLE ACQUISITION CORP.
Financial Statements as of December 31, 2016 and 2015
and for the Year Ended December 31, 2016
and for the Period from June 26, 2015 (Inception)
through December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Double Eagle Acquisition Corp.:

We have audited the accompanying balance sheets of Double Eagle Acquisition Corp. (the “Company”), as of December 31, 2016 and 2015, and the related statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2016 and for the period from June 26, 2015 (date of inception) to December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Double Eagle Acquisition Corp. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the year ended December 31, 2016 and for the period from June 26, 2015 (date of inception) to December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company must complete a business combination by December 31, 2017, otherwise the Company will cease all operations except for the purpose of winding down and liquidating. Therefore, there is a substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ WithumSmith+Brown, PC

New York, New York
March 16, 2017

DOUBLE EAGLE ACQUISITION CORP.

Balance Sheets

	December 31, 2016	December 31, 2015
ASSETS:
Current assets:
Cash	$188,063	$1,007,861
Prepaid expenses	73,441	—
Total current assets	261,504	1,007,861
Cash and investments held in Trust Account	501,340,910	500,089,682
Total assets	$501,602,414	$501,097,543
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current liabilities – Accounts payable and accrued offering expenses:	$75,671	$133,460
Total Current Liabilities	75,671	133,460
Deferred underwriting fees	19,500,000	19,500,000
Total liabilities	19,575,671	19,633,460
Class A ordinary shares subject to possible redemption: 47,702,674 and 47,646,408 shares, respectively, at December 31, 2016 and December 31, 2015 (at redemption value of approximately $10.00 per share)	477,026,740	476,464,080
Shareholders’ equity:
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 380,000,000 shares authorized; 2,297,326 and 2,353,592 shares, respectively, issued and outstanding (excluding 47,702,674 and 47,646,408 shares, respectively, subject to possible redemption) at December 31, 2016 and December 31, 2015	230	235
Class B ordinary shares, $0.0001 par value, 20,000,000 shares authorized, 12,500,000 shares issued and outstanding at December 31, 2016 and December 31, 2015	1,250	1,250
Additional paid-in capital	4,456,671	5,019,326
Retained earnings (accumulated deficit)	541,852	(20,808)
Total shareholders’ equity	5,000,003	5,000,003
Total liabilities and shareholders’ equity	$501,602,414	$501,097,543

See accompanying notes to financial statements.

DOUBLE EAGLE ACQUISITION CORP.

Statements of Operations

	Year Ended December 31, 2016	For the period from June 26, 2015 (date of inception) to December 31, 2015
Revenues	$—	$—
General and administrative expenses	688,567	110,490
Loss from operations	(688,567)	(110,490)
Other income – interest on Trust Account	1,251,227	89,682
Net income (loss) attributable to ordinary shares	$562,660	$(20,808)
Weighted average ordinary shares outstanding (excluding shares subject to possible redemption):
Basic and diluted	14,845,029	13,832,830
Diluted	62,500,000	13,832,830
Net income (loss) per common share
Basic	$0.05	$0.00
Diluted	$0.01	$0.00

See accompanying notes to financial statements.

DOUBLE EAGLE ACQUISITION CORP.

Statement of Changes in Shareholders’ Equity
For the period from June 26, 2015 (date of inception) to December 31, 2016

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Amount	Retained earnings (accumulated deficit)	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Issuance of ordinary shares to initial shareholders at $0.002 per share(1)	—	$—	13,800,000	$1,380	$23,620	$—	$25,000
Sale of Units to the public on September 16, 2015 at $10.00 per unit	50,000,000	5,000	—	—	499,995,000	—	500,000,000
Underwriters’ discount and offering expenses	—	—	—	—	(28,290,109)	—	(28,290,109)
Sale of 19,500,000 Private Placement Warrants on September 16, 2015 at $0.50 per warrant	—	—	—	—	9,750,000	—	9,750,000
Forfeiture of Class B shares by Initial Shareholders	—	—	(1,300,000)	(130)	130	—	—
Proceeds subject to possible redemption of 47,646,408 shares at redemption value	(47,646,408)	(4,765)	—	—	(476,459,315)	—	(476,464,080)
Net loss						(20,808)	(20,808)
Balances, December 31, 2015	2,353,592	235	12,500,000	1,250	5,019,326	(20,808)	5,000,003
Adjustment to ordinary shares subject to redemption	(56,266)	(5)	—	—	(562,655)	—	(562,660)
Net income	—	—	—	—	—	562,660	562,660
Balances, December 31, 2016	2,297,326	$230	12,500,000	$1,250	$4,456,671	$541,852	$5,000,003

(1)	Share amounts have been retroactively restated to reflect the share capitalization of 1,581,250 to the initial shareholders on September 10, 2015 (see Note 4).

See accompanying notes to financial statements.

DOUBLE EAGLE ACQUISITION CORP.

Statement of Cash Flows

	Year Ended December 31, 2016	For the period from June 26, 2015 (date of inception) to December 31, 2015
Cash flow from operating activities:
Net income (loss) attributable to ordinary shares	$562,660	$(20,808)
Changes in operating assets and liabilities:
Increase (decrease) in prepaid expenses	(73,442)	5,000
Accounts payable and accrued expenses	(57,789)	22,970
Net cash provided by operating activities	431,429	7,162
Cash flows from investing activities:
Cash deposited in Trust Account	—	(500,000,000)
Trust income retained in Trust Account	(1,251,227)	(89,682)
Net cash used in investing activities	(1,251,227)	(500,089,682)
Cash flows from financing activities:
Proceeds from sale of Public Offering Units	—	500,000,000
Proceeds from sale of Private Placement Warrants	—	9,750,000
Payment of underwriting discounts	—	(8,659,619)
Net cash provided by financing activities	—	501,090,381
Increase (decrease) in cash during period	(819,798)	1,007,861
Cash at beginning of period	1,007,861	—
Cash at end of period	$188,063	1,007,861
Supplemental disclosure of non-cash financing activities:
Deferred underwriters’ commission	$—	$19,500,000
Accrued offering costs	$—	$110,490
Formation and offering costs paid by sponsor in exchange for founder shares	$—	$25,000

See accompanying notes to financial statements.

DOUBLE EAGLE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business Operations

Incorporation

Double Eagle Acquisition Corp. (the “Company”) was incorporated as a Cayman Islands exempted company on June 26, 2015. The functional currency of the Company is the United States dollar.

Sponsor

The Company’s sponsor is Double Eagle Acquisition LLC, a Delaware limited liability company (the “Sponsor”).

Fiscal Year End

The Company has selected December 31 as its fiscal year end.

Business Purpose

The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more operating businesses that it has not yet selected (“Business Combination”).

Financing

The registration statement for the Company’s initial public offering (the “Public Offering”) (as described in Note 3) was declared effective by the United States Securities and Exchange Commission (the “SEC”) on September 10, 2015. The Company consummated the Public Offering on September 16, 2015, and, simultaneously with the closing of the Public Offering, the Sponsor, Harry E. Sloan and the Company’s independent directors (and/or one or more of their estate planning vehicles) purchased an aggregate of 19,500,000 warrants in a private placement (as described in Note 4) for a total purchase price of $9,750,000. The closing of the Public Offering included an initial partial exercise (2,000,000 units) of the over-allotment option granted to the underwriters.

Upon the closing of the Public Offering and the private placement, $500,000,000 was placed in a trust account with Continental Stock Transfer & Trust Company acting as trustee (the “Trust Account”).

Trust Account

The Trust Account can be invested in permitted United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act that invest only in direct U.S. government treasury obligations.

The Company’s amended and restated memorandum and articles of association provide that, other than the withdrawal of interest to pay income taxes, if any, none of the funds held in trust will be released until the earlier of: (i) the completion of the Business Combination; (ii) the redemption of any of the Class A ordinary shares included in the Units sold in the Public Offering properly tendered in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to modify the substance or timing of the Company’s obligation to redeem 100% of the Class A ordinary shares included in the Units sold in the Public Offering if the Company does not complete the Business Combination by December 31, 2017 or (iii) the redemption of 100% of the Class A ordinary shares included in the Units sold in the Public Offering if the Company is unable to complete a Business Combination by December 31, 2017.

DOUBLE EAGLE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business Operations  – (continued)

Business Combination

A Business Combination is subject to the following size, focus and shareholder approval provisions:

Size/Control — The Company’s Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the Business Combination. The Company will not complete a Business Combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act.

Focus — The Company’s efforts in identifying prospective target businesses will initially be focused on businesses in the media or entertainment industries, including providers of content, but the Company may pursue acquisition opportunities in other sectors.

Tender Offer/Shareholder Approval — The Company, after signing a definitive agreement for a Business Combination, will either (i) seek shareholder approval of the Business Combination at a meeting called for such purpose in connection with which shareholders may seek to redeem their Class A ordinary shares, regardless of whether they vote for or against the Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial business combination, including interest but less income taxes payable, or (ii) provide shareholders with the opportunity to sell their Class A ordinary shares to the Company by means of a tender offer (and thereby avoid the need for a shareholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to commencement of the tender offer, including interest but less income taxes payable. The decision as to whether the Company will seek shareholder approval of the Business Combination or will allow shareholders to sell their Class A ordinary shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek shareholder approval. If the Company seeks shareholder approval, it will complete its Business Combination only if a majority of the outstanding ordinary shares voted are voted in favor of the Business Combination. However, in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001. In such case, the Company would not proceed with the redemption of its public shares and the related Business Combination, and instead may search for an alternate Business Combination.

If the Company holds a shareholder vote in connection with a Business Combination, a public shareholder will have the right to redeem its Class A ordinary shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial business combination, including interest but less income taxes payable. As a result, such Class A ordinary shares have been recorded at redemption amount and classified as temporary equity, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.”

Liquidation and Going Concern

The Company has until December 31, 2017 to complete its initial Business Combination. If the Company does not complete a Business Combination within this period of time, it shall (i) cease all operations except for the purposes of winding up; (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the public shares for a per share pro rata portion of the Trust Account, including interest, but less income taxes payable (less up to $100,000 of such net interest to pay dissolution expenses) and (iii) as promptly as possible following such redemption, dissolve and liquidate the balance of the Company’s net assets to its remaining shareholders, as part of its plan of dissolution and liquidation. The Sponsor, Harry E. Sloan and the Company’s executive officers and independent directors (the “initial shareholders”) have

DOUBLE EAGLE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business Operations  – (continued)

entered into letter agreements with the Company, pursuant to which they have waived their rights to participate in any redemption with respect to their Founder Shares (as defined below); however, if the initial shareholders or any of the Company’s officers, directors or affiliates acquire Class A ordinary shares in or after the Public Offering, they will be entitled to a pro rata share of the Trust Account upon the Company’s redemption or liquidation in the event the Company does not complete a Business Combination within the required time period. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Public Offering. This mandatory liquidation and subsequent dissolution raises substantial doubt about the Company's ability to continue as a going concern.

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the SEC.

Net Loss Per Ordinary Share

Basic net income (loss) per ordinary share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted net income/loss per share is computed by dividing net income (loss) per share by the weighted average number of ordinary shares outstanding (including shares subject to redemption), plus, to the extent dilutive, the incremental number of ordinary shares to settle private placement warrants held by the Sponsor, as calculated using the treasury stock method. Class A ordinary shares subject to possible redemption for the periods presented have been excluded from the calculation of basic income (loss) per ordinary shares since such shares, if redeemed, only participate in their pro rata share of the trust earnings. The redeemable shares are included within the diluted per share calculation for the year ended December 31, 2016. The Company has not considered the effect of warrants sold in the Initial Public Offering in the calculation of diluted income (loss) per share, since their inclusion would be anti-dilutive.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash accounts in a financial institution which, at times, may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

DOUBLE EAGLE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

2. Significant Accounting Policies  – (continued)

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet with the exception of investments in Trust, as they are carried at amortized cost.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A, “Expenses of Offering.” Offering costs of approximately $28,290,000, consisting principally of underwriter discounts of $27,500,000 (including approximately $19,500,000 of which payment is deferred) and approximately $790,000 of professional, printing, filing, regulatory and other costs were charged to shareholders’ equity upon completion of the Public Offering. Approximately $0 and $100,000 of such offering expenses were accrued but unpaid at December 31, 2016 and 2015, respectively.

Redeemable Ordinary Shares

As discussed in Note 1, all of the 50,000,000 Class A ordinary shares sold as parts of the Units in the Public Offering contain a redemption feature which allows for the redemption of Class A ordinary shares under the Company's amended and restated memorandum and articles of association. In accordance with FASB ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of FASB ASC 480. Although the Company has not specified a maximum redemption threshold, its amended and restated memorandum and articles of association provide that in no event will the Company redeem its public shares in an amount that would cause its net tangible assets to be less than $5,000,001.

The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Class A ordinary shares shall be affected by charges against additional paid in capital. Accordingly, at December 31, 2016 and 2015, 47,702,674 and 47,646,408 shares, respectively, of the 50,000,000 Class A ordinary shares included in the Units were classified outside of permanent equity at its redemption value.

Income Taxes

The Company complies with the accounting and reporting requirements of FASB ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

DOUBLE EAGLE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

2. Significant Accounting Policies  – (continued)

There were no unrecognized tax benefits as of December 31, 2016. FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2016. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has been subject to income tax examinations by major taxing authorities since inception.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman federal income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company's financial statements. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Pronouncements

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”). ASU 2014-15 provides guidance on management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in ASU 2014-15 are effective for annual reporting periods ending after December 15, 2016 and for annual and interim periods thereafter. Early adoption is permitted. The Company has adopted the methodologies prescribed by ASU 2014-15, and it did not have an effect on its financial position or results of operations.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

3. Public Offering

On September 16, 2015, the Company sold 50,000,000 units at a price of $10.00 per unit (the “Units”) in the Public Offering. Each Unit consists of one Class A ordinary share of the Company, $0.0001 par value per share (the “Public Shares”), and one warrant to purchase one-half of one Class A ordinary share (the “Public Warrants”). The closing of the Public Offering included an initial partial exercise (2,000,000 Units) of the overallotment option granted to the underwriters.

Each Public Warrant entitles the holder to purchase one-half of one Class A ordinary share at a price of $5.75 per one-half share ($11.50 per whole share). No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number the number of Class A ordinary shares to be issued to the Public Warrant holder. Each Public Warrant will become exercisable on the later of 30 days after the completion of the Company’s Business Combination and 12 months from the closing of the Public Offering. However, if the Company does not complete a Business Combination on or prior to the 24-month period allotted to complete the Business Combination, the Public Warrants will expire at the end of such period. Under the terms of a warrant agreement between the Company and Continental Stock Transfer & Trust Company, as warrant agent, the Company has agreed to, following the completion of the Company’s Business Combination, use its best efforts to file a new registration statement under the Securities Act for the registration of the Class A ordinary shares issuable upon exercise of the Public Warrants. If the Company is unable to deliver registered Class A ordinary shares to the holder upon exercise

DOUBLE EAGLE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

3. Public Offering  – (continued)

of Public Warrants issued in connection with the 50,000,000 Units during the exercise period, there will be no net cash settlement of these Public Warrants and the Public Warrants will expire worthless, unless they may be exercised on a cashless basis in the circumstances described in the warrant agreement.

The Company paid an upfront underwriting discount of $8,000,000 ($0.16 per Unit sold) in the aggregate to the underwriters at the closing of the Public Offering, with an additional fee (the “Deferred Discount”) equal to the difference between (a) the product of the number of Class A ordinary shares sold as part of the Units and $0.55 and (b) the upfront underwriting discounts paid at the closing of $8,000,000, or a total Deferred Discount of $19,500,000 ($0.39 per Unit sold). The Deferred Discount will become payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes a Business Combination. The underwriters are not entitled to any interest accrued on the Deferred Discount.

4. Related Party Transactions

Founder Shares

On July 1, 2015, the Sponsor purchased 12,218,750 Class B ordinary shares (the “Founder Shares”) for $25,000, or approximately $.002 per share. On July 29, 2015, the Sponsor transferred 6,109,375 Founder Shares to Harry E. Sloan for a purchase price of $12,500 (the same per-share purchase price initially paid by the Sponsor). On August 27, 2015, the Sponsor and Mr. Sloan transferred an aggregate of 25,000 Founder Shares on a pro rata basis to each of the Company’s independent directors at their original purchase price. On August 27, 2015, Mr. Sloan transferred 665,500 Founder Shares to the Sponsor. On September 10, 2015, the Company effected a share capitalization of approximately .129 shares for each outstanding Class B ordinary share, resulting in the initial shareholders holding an aggregate of 13,800,000 Founder Shares. All references in the accompanying condensed financial statements to the number of Class B ordinary shares have been retroactively restated to reflect this transaction. The closing of the Public Offering included an initial partial exercise (2,000,000 Units) of the overallotment option granted to the underwriters which resulted in the forfeiture of an aggregate of 1,300,000 Founder Shares (the “Forfeited Founder Shares”) by the Sponsor, Harry E. Sloan and the Company’s independent directors (consisting of 1,271,771 Forfeited Founder Shares forfeited by the Sponsor, 18,524 Founder Shares forfeited by Harry E. Sloan and 3,235 Forfeited Founder Shares forfeited by each of the Company’s independent directors) due to the underwriters not exercising their over-allotment option in full and such that the remaining Founders Shares will equal 20% of the equity capital of the Company.

The Founder Shares are identical to the Public Shares except that the Founder Shares are subject to certain transfer restrictions, as described in more detail below.

The initial shareholders have agreed not to transfer, assign or sell any of their Founder Shares until the earlier of (A) one year after the completion of the Company’s initial Business Combination, or earlier if, subsequent to the Company’s initial Business Combination, the closing price of the Company’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Company’s initial Business Combination, and (B) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the initial Business Combination that results in all of the Company’s shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property (the “Lock Up Period”).

Rights — The Founder Shares are identical to the Public Shares except that (i) the Founder Shares are subject to certain transfer restrictions, as described above, and (ii) the initial shareholders have agreed to waive their redemption rights in connection with the Business Combination with respect to the Founder Shares and any Public Shares they may purchase, and to waive their redemption rights with respect to the Founder Shares if the Company fails to complete a Business Combination by December 31, 2017.

DOUBLE EAGLE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

4. Related Party Transactions  – (continued)

Voting — If the Company seeks shareholder approval of a Business Combination, the initial shareholders have agreed to vote their Founder Shares and any Public Shares purchased during or after the Public Offering in favor of the Business Combination.

Liquidation — Although the initial shareholders and their permitted transferees have waived their redemption rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the prescribed time frame, they will be entitled to redemption rights with respect to any Public Shares they may own.

Private Placement Warrants

The Sponsor, Harry E. Sloan and the Company’s independent directors purchased from the Company 19,500,000 warrants in the aggregate at a price of $0.50 per warrant (an aggregate purchase price of $9.75 million) in a private placement that occurred simultaneously with the completion of the Public Offering (the “Private Placement Warrants”). Each Private Placement Warrant entitles the holder to purchase one-half of one Class A ordinary share at $5.75 per one-half share ($11.50 per whole share). The purchase price of the Private Placement Warrants has been added to the proceeds from the Public Offering to be held in the Trust Account pending completion of the Company’s initial Business Combination. The Private Placement Warrants (including the Class A ordinary shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of the initial Business Combination, and they will be non-redeemable so long as they are held by the initial purchasers of the Private Placement Warrants or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers of the Private Placement Warrants or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants. Otherwise, the Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants and have no net cash settlement provisions.

If the Company does not complete a Business Combination, then the proceeds will be part of the liquidating distribution to the public shareholders and the Private Placement Warrants will expire worthless.

Registration Rights

The initial shareholders and holders of the Private Placement Warrants will be entitled to registration rights pursuant to a registration rights agreement signed on September 10, 2015. The initial shareholders and holders of the Private Placement Warrants will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable Lock Up Period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Administrative Services

The Company will reimburse the Sponsor for office space, secretarial and administrative services provided to members of the Company’s management team by the Sponsor, members of the Sponsor, and the Company’s management team or their affiliates in an amount not to exceed $15,000 per month in the event such space and/or services are utilized and the Company does not pay a third party directly for such services, from the date of closing of the Public Offering. As of December 31, 2016 and 2015 respectively, $180,000 and $52,000 of administrative expenses were paid to the Sponsor. Upon completion of a Business Combination or the Company’s liquidation, the Company will cease paying these monthly fees.

DOUBLE EAGLE ACQUISITION CORP.

NOTES TO FINANCIAL STATEMENTS

5. Commitments and Contingencies

The Company is committed to pay the Deferred Discount totaling $19,500,000, or 3.9% of the gross offering proceeds of the Public Offering, to the underwriters upon the Company’s consummation of a Business Combination. The underwriters will not be entitled to any interest accrued on the Deferred Discount, and no Deferred Discount is payable to the underwriters if there is no Business Combination.

6. Trust Account and Fair Value Measurements

As of December 31, 2016, investment securities in the Company Trust Account consisted of $501,340,048 in United States Treasury Bills and another $862 held as cash and cash equivalents. As of December 31, 2015, investment securities in the Company Trust Account consisted of $500,080,274 in United States Treasury Bills and another $9,408 held as cash and cash equivalents. The Company classifies its Treasury Instruments and equivalent securities as held-to-maturity in accordance with FASB ASC 320 “Investments — Debt and Equity Securities”. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost on the accompanying December 31, 2016 and 2015 balance sheets and adjusted for the amortization or accretion of premiums or discounts. The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2016 and 2015 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In addition, the table presents the carrying value under ASC 320, excluding accrued interest income and gross unrealized holding gain. Since all of the Company’s permitted investments consist of U.S. government treasury bills and cash, fair values of its investments are determined by Level 1 inputs utilizing quoted prices (unadjusted) in active markets for identical assets as follows:

	Carrying Value at December 31, 2016	Gross unrealized Holding Losses	Quoted prices in Active Markets (Level 1)
Treasury Securities Held as of December 31, 2016 due January and February 2017	$501,340,048	$(23,491)	$501,316,557

	Carrying Value at December 31, 2015	Gross unrealized Holding Gains	Quoted prices in Active Markets (Level 1)
Treasury Securities Held as of December 31, 2015 and due March 2016	$500,080,274	$20,595	$500,100,869

7. Shareholders’ Equity

Ordinary Shares — The authorized ordinary shares of the Company include up to 400,000,000 shares, including 380,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares. Holders of the Class A ordinary shares and holders of the Class B ordinary shares vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as required by law. Each ordinary share has one vote. At December 31, 2016 and 2015, there were 50,000,000 Class A ordinary shares outstanding, including 47,702,674 and 47,646,408 shares respectively subject to possible redemption, and 12,500,000 Class B ordinary shares outstanding.

Preferred Shares — The Company is authorized to issue 1,000,000 preferred shares. At December 31, 2016 and 2015, no preferred shares were outstanding.

WILLIAMS SCOTSMAN INTERNATIONAL, INC.
Consolidated Financial Statements as of June 30, 2017 and December 31, 2016
and for the Six Months Ended June 30, 2017 and 2016

Williams Scotsman International, Inc.

Williams Scotsman International, Inc.

Consolidated Statements of Comprehensive Loss
(Dollars in thousands, including loss per share)

	Six months ended June 30,
	2017	2016
	(Unaudited)	(Unaudited)
Revenues
Leasing and services revenue:
Modular leasing	$141,941	$142,595
Modular delivery and installation	41,953	40,134
Remote accommodations	58,565	82,245
Sales:
New units	14,882	18,938
Rental units	10,622	11,279
Total revenues	267,963	295,191
Costs
Cost of leasing and services:
Modular leasing	40,442	36,052
Modular delivery and installation	40,472	36,956
Remote accommodations	24,738	27,095
Cost of sales:
New units	10,486	13,778
Rental units	6,283	4,524
Depreciation of rental equipment	46,736	53,792
Gross profit	98,806	122,994
Expenses
Selling, general and administrative expenses	70,944	78,012
Other depreciation and amortization	6,339	7,080
Restructuring costs	1,738	1,522
Currency (gains) losses, net	(8,549)	4,722
Other expense, net	601	371
Operating income	27,733	31,287
Interest expense	55,988	47,769
Interest income	(6,093)	(5,241)
Loss before income tax	(22,162)	(11,241)
Income tax benefit	(6,087)	(3,263)
Net loss	$(16,075)	$(7,978)
Basic and diluted loss per share:	$(12.61)	$(6.26)
Average number of common shares outstanding – basic & diluted	1,275	1,275
Cash dividends declared per share	$—	$—
Net loss	$(16,075)	$(7,978)
Foreign currency translation, net of income tax expense of $618 and $282 in 2017 and 2016, respectively	5,783	5,704
Comprehensive loss	$(10,292)	$(2,274)

See the accompanying notes which are an integral part of these consolidated financial statements.

Williams Scotsman International, Inc.

Consolidated Balance Sheets
(in thousands)

	June 30, 2017	December 31, 2016
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$5,992	$6,162
Trade receivables, net of allowances for doubtful accounts of $4,479 and $4,948, respectively	83,563	81,273
Inventories	8,741	9,295
Prepaid expenses and other current assets	51,245	40,778
Total current assets	149,541	137,508
Rental equipment, net	1,013,206	1,004,517
Other property, plant and equipment, net	87,538	88,514
Notes due from affiliates	332,793	256,625
Goodwill	58,884	56,811
Other intangible assets, net	151,423	153,523
Other non-current assets	5,684	1,952
Total assets	$1,799,069	$1,699,450
Liabilities
Current liabilities
Accounts payable	$57,406	$35,720
Accrued liabilities	45,453	48,618
Accrued interest	25,387	26,911
Deferred revenue and customer deposits	56,946	49,255
Current portion of long-term debt	16,122	12,151
Total current liabilities	201,314	172,655
Long-term debt	687,325	673,285
Note due to affiliates	755,141	677,240
Deferred tax liabilities	82,027	86,269
Deferred revenue and customer deposits	46,998	53,753
Other non-current liabilities	13,425	13,117
Total liabilities	1,786,230	1,676,319
Shareholders’ Equity
Common stock: $0.01 par, 2,000 shares authorized, 1,275 issued and outstanding at June 30, 2017 and December 31, 2016	—	—
Additional paid-in capital	1,569,176	1,569,176
Accumulated other comprehensive loss	(51,145)	(56,928)
Accumulated deficit	(1,505,192)	(1,489,117)
Total shareholders’ equity	12,839	23,131
Total liabilities and shareholders’ equity	$1,799,069	$1,699,450

See the accompanying notes which are an integral part of these consolidated financial statements.

Williams Scotsman International, Inc.

Consolidated Statements of Cash Flows
(in thousands)

	Six months ended June 30,
	2017	2016
	(Unaudited)	(Unaudited)
Operating activities
Net loss	$(16,075)	$(7,978)
Adjustments for non-cash items:
Depreciation and amortization	53,075	60,872
Provision for doubtful accounts	2,276	2,428
Gain on sale of rental equipment and other property, plant and equipment	(4,237)	(6,691)
Interest receivable capitalized into notes due from affiliates	(3,915)	(2,375)
Amortization of debt discounts and debt issuance costs	7,326	5,387
Deferred income tax benefit	(5,073)	(3,454)
Foreign currency adjustments	(8,356)	4,343
Changes in operating assets and liabilities:
Trade receivables	(3,847)	(865)
Inventories	610	1,841
Prepaid expenses and other assets	(7,715)	1,777
Accrued interest receivable	(3,214)	(1,122)
Accrued interest payable	(1,524)	960
Accounts payable and other accrued liabilities	14,099	(8,876)
Deferred revenue and customer deposits	694	(8,464)
Cash flows from operating activities	24,124	37,783
Investing activities
Proceeds from sale of rental equipment	10,622	15,973
Purchase of rental equipment	(54,223)	(28,890)
Lending on notes due from affiliates	(67,939)	(13,764)
Repayments on notes due from affiliates	2,151	18,713
Proceeds from the sale of property, plant and equipment	11	368
Purchase of property, plant and equipment	(2,015)	(1,284)
Net cash flows from investing activities	(111,393)	(8,884)
Financing activities
Receipts from borrowings	222,129	65,163
Receipts from notes due to affiliates	75,000	—
Payment of financing costs	(10,919)	—
Repayment of borrowings	(198,580)	(83,607)
Repayment of notes due to affiliates	—	(8,294)
Principal payments on capital lease obligations	(785)	(92)
Net cash flows from financing activities	86,845	(26,830)
Effect of exchange rate changes on cash and cash equivalents	254	(8)
Net change in cash and cash equivalents	(170)	2,061
Cash and cash equivalents at beginning of period	6,162	9,302
Cash and cash equivalents at end of the period	$5,992	$11,363
Supplemental cash flow information:
Interest paid	$50,404	$41,351
Income taxes paid, net of refunds received	$(437)	$(67)
Capital expenditures accrued or payable	$8,992	$8,226

See the accompanying notes which are an integral part of these consolidated financial statements.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements (unaudited)
(in thousands, unless stated otherwise)

1. Summary of significant accounting policies

Organization and nature of operations

Williams Scotsman International, Inc. (along with its subsidiaries, the “Company”) is a corporation incorporated in the United States (“US”) under the laws of the State of Delaware. The Company, through its operating subsidiaries, engages in the leasing and sale of mobile offices, modular buildings and storage products and their delivery and installation throughout North America and also provides full-service remote workforce accommodation solutions. The Company carries out its business activities principally under the names Williams Scotsman and Target Logistics in the US, Canada and Mexico.

The Company is an indirect majority-owned subsidiary of Algeco Scotsman Global S.à r.l. (collectively with its subsidiaries, “ASG”), a limited liability company (société à responsabilité limitée) incorporated under the laws of Luxembourg. ASG is principally indirectly owned by Algeco/Scotsman Holding S.à r.l. (“Holdings”), a limited liability company incorporated under the laws of Luxembourg which is principally owned by an investment fund managed by TDR Capital LLP (“TDR”).

Basis of presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with US generally accepted accounting principles (“GAAP”) for interim financial information. They do not include all information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying consolidated financial statements contain all adjustments, which are of a normal and recurring nature, necessary to present fairly the financial position and the results of operations for the interim periods presented.

The results of operations for the six month period ended June 30, 2017 is not necessarily indicative of the operating results that may be expected for the full fiscal year ending December 31, 2017 or any future period.

These consolidated financial statements should be read in conjunction with the Company’s December 31, 2016 audited consolidated financial statements and accompanying notes thereto.

Principles of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries that it controls due to ownership of a majority voting interest. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the Company. All intercompany balances and transactions are eliminated.

Uses and sources of liquidity

As part of ASG, the Company is dependent upon ASG for its financing requirements as ASG uses a centralized approach to cash management and financing of its operations. The Company’s dependence on ASG to meet its financing requirements includes the effect of ASG’s cash management, the Company’s participation in the ABL Revolver, as defined in Note 4 and amounts due to ASG or its affiliates (see Note 5). ASG’s principal sources of liquidity consist of existing cash and cash equivalents, cash generated from operations, borrowings under the ABL Revolver, and financing arrangements from TDR.

The Company anticipates that the principal uses of cash will be to fund capital expenditures, provide working capital, meet related party and external debt service requirements and finance its strategic plans. The Company will also seek to finance capital expenditures and other cash requirements in conjunction with ASG’s centralized financing approach through purchase money, capital lease, sale-leaseback or other debt arrangements, including those from TDR, that provide liquidity or favorable borrowing terms, or through other means such as one or more sales of assets, to the extent that they are permitted under the terms of the Company’s existing related party and external debt arrangements.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements (unaudited)
(in thousands, unless stated otherwise)

1. Summary of significant accounting policies  – (continued)

ASG has taken a number of actions to fund its continued operations and meet its obligations. Based on ASG’s current level of operations, estimated cash generated from operations, working capital requirements, estimated capital expenditures and debt service requirements and the consideration of its existing sources of liquidity, including available cash and availability under its ABL Revolver ASG will be required to enter into additional facilities to provide liquidity or otherwise raise cash to fund its obligations, projected working capital requirements, debt service requirements, and capital spending requirements in the twelve months from the date of issuance of these financial statements. Those additional sources of liquidity include purchase money, capital leases, deferral of payment of management fees to its primary equity owner, sale-leaseback or other debt arrangements, including those from its primary equity owner, or through other means such as reducing capital expenditures or additional asset sales. Management believes that the plans of ASG and the Company will not successfully mitigate the substantial doubt resulting from the maturity of its ABL Revolver, which is discussed below.

As of June 30, 2017, the Company had an outstanding balance on the ABL Revolver of $651,266, which matures on July 10, 2018. As of the date of issuance of the financial statements, no agreement has yet been concluded by the Company with the ABL Revolver lenders to extend the maturity of the ABL beyond July 10, 2018. At its current leverage levels and without additional equity financing, and if earnings do not increase, the Company would likely be required to restructure (including by way of amendment of the maturity date) a portion of its indebtedness prior to the maturity of the ABL Revolver, or undertake strategic transactions that enable it to repay a material portion of its indebtedness. Management is currently negotiating with various lenders to refinance its outstanding debt, either as part of a broader transaction, or as a stand-alone debt restructuring. The Company is working to restructure its debt or undertake strategic transactions to provide sufficient liquidity to meet its financial obligations and to allow it to refinance its existing ABL Revolver at maturity; however, there can be no assurance that such additional financing restructuring or strategic transaction, can be obtained or completed on terms acceptable to the Company. If the Company is unable to obtain such additional financing or complete such transactions, the Company will need to reevaluate future operating plans. Accordingly, management has concluded that there is substantial doubt regarding the Company’s ability to continue as a going concern within one year after the date of issuance of the financial statements.

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of the business. The maturity of the Company’s ABL Revolver creates substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Remote accommodations revenue

Remote accommodations revenue is comprised of $28,577 and $43,364 of lease revenue in the six months ended June 30, 2017 and 2016, respectively. Remote accommodations revenue is comprised of $29,988 and $38,881 of services revenue in the six months June 30, 2017 and 2016, respectively.

Loss per share

Basic loss per share (“LPS”) is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted LPS is computed similarly to basic net loss per share, except that it includes the potential dilution that could occur if dilutive securities were exercised. The Company did not have any dilutive securities outstanding in the six months ended June 30, 2017 and 2016.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements (unaudited)
(in thousands, unless stated otherwise)

1. Summary of significant accounting policies  – (continued)

The following table is a reconciliation of net loss and weighted-average shares of common stock outstanding for purposes of calculating basic and diluted LPS for the six months ended June 30:

	2017	2016
Numerator
Net loss	$(16,075)	$(7,978)
Denominator
Average shares outstanding – basic & diluted	1,275	1,275
Loss per share – basic & diluted	$(12.61)	$(6.26)

Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which prescribes a single comprehensive model for entities to use in the accounting for revenue arising from contracts with customers. The new guidance will supersede virtually all existing revenue guidance under U.S. GAAP and is effective for fiscal years beginning after December 15, 2017. The core principle contemplated by this new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount reflecting the consideration to which the entity expects to be entitled in exchange for those goods or services. New disclosures about the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers are also required. In April and May 2016, the FASB also issued clarifying updates to the new standard specifically to address certain core principles including the identification of performance obligations, licensing guidance, the assessment of the collectability criterion, the presentation of taxes collected from customers, noncash considerations, contract modifications, and completed contracts at transition.

The Company currently anticipates adopting the new revenue recognition standard using the modified retrospective approach in the fiscal year beginning January 1, 2018. This approach consists of recognizing the cumulative effect of initially applying the standard as an adjustment to opening retained earnings. As part of the modified retrospective approach in the year of adoption, the Company will present comparative periods under legacy GAAP and disclose the amount by which each financial statement line item was affected as a result of applying the new standard and an explanation of significant changes. The Company is currently evaluating the impact that the updated guidance will have on the Company’s financial statements and related disclosures. As part of the implementation process, the Company is holding regular meetings with key stakeholders from across the organization to discuss the impact of the standard on its existing contracts.

The Company is utilizing a bottom-up approach to analyze the impact of the standard on its portfolio of contracts by reviewing the Company’s current accounting policies and practices to identify potential differences that would result from applying the requirements of the new standard to the Company’s existing revenue contracts. The Company expects to complete this evaluation prior to issuance of its 2017 financial statements.

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330) — Simplifying the Measurement of Inventory. The standard requires an entity to measure inventory at the lower of cost and net realizable value, except for inventory that is measured using the last-in, first-out method or the retail inventory method. The Company adopted the ASU in the six months ended June 30, 2017 on a prospective basis.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This guidance revises existing practice related to accounting for leases under Accounting Standards Codification (“ASC”) Topic 840 Leases (ASC 840) for both lessees and lessors. The new guidance requires lessees to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The lease liability will be equal to the present value of lease payments and the right-of-use asset will

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements (unaudited)
(in thousands, unless stated otherwise)

1. Summary of significant accounting policies  – (continued)

be based on the lease liability, subject to adjustment such as for initial direct costs. For income statement purposes, the new standard retains a dual model similar to ASC 840, requiring leases to be classified as either operating or finance. Operating leases will result in straight-line expense (similar to current accounting by lessees for operating leases under ASC 840) while finance leases will result in a front-loaded expense pattern (similar to current accounting by lessees for capital leases under ASC 840). While the new standard maintains similar accounting for lessors as under ASC 840, the new standard reflects updates to, among other things, align with certain changes to the lessee model. The new standard will be effective as of the beginning of the fiscal year ending December 31, 2019. Early adoption is permitted. The Company is currently evaluating the impact of the pronouncement on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The standard is intended to eliminate diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard will be effective for the fiscal year ending December 31, 2018. Early adoption is permitted for all entities. The Company does not believe the pronouncement will have a significant impact on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16 Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The standard is intended to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The new standard will be effective for the fiscal year ending December 31, 2018. Early adoption is permitted for all entities. The Company does not believe the pronouncement will have a significant impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04 Intangibles — Goodwill and Other Topics (Topic 350): Simplifying the Test for Goodwill Impairment. The standard eliminates the requirement to calculate the implied fair value of goodwill of a reporting unit to measure a goodwill impairment charge. Instead, an impairment charge is recorded based on the excess of a reporting unit’s carrying amount over its fair value. The new standard will be effective for the fiscal year ending December 31, 2021. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates after January 1, 2017. The Company is currently evaluating the timing of adoption.

2. Inventories

The classification of inventories at the dates indicated below was as follows:

	June 30, 2017	December 31, 2016
Raw materials and consumables	$8,352	$8,937
Finished goods	389	358
	$8,741	$9,295

3. Rental equipment, net

Rental equipment, net at the dates indicated below consisted of the following:

	June 30, 2017	December 31, 2016
Modular fleet	$1,174,622	$1,132,397
Remote accommodations	297,897	292,712
	1,472,519	1,425,109
Less: accumulated depreciation	(459,313)	(420,592)
Rental equipment, net	$1,013,206	$1,004,517

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements (unaudited)
(in thousands, unless stated otherwise)

4. Notes due from affiliates

Notes due from affiliates at the dates indicated below consisted of the following:

Debt description	Interest rate	Years of maturity	June 30, 2017	December 31, 2016
Notes due from affiliate	1.1 – 5.0%	2017 – 2021	$332,793	$256,625
Total long-term notes due from affiliates			$332,793	$256,625

Interest income of $6,093 and $5,241 associated with these notes receivable is reflected in interest expense in the consolidated statement of comprehensive loss for the six months ended June 30, 2017 and 2016, respectively. The Company records interest income on notes due from affiliates based on the stated interest rate in the loan agreement. The Company does not charge, and therefore does not defer and amortize, loan origination costs on notes due from affiliates. Interest receivable of $12,716 and $10,042 associated with these notes due from affiliates are reflected in prepaid expenses and other current assets in the consolidated balance sheet at June 30, 2017 and December 31, 2016, respectively.

The Company’s parent, ASG, has the intent and the ability to modify the due dates of the facilities. Classification in the consolidated balance sheets is based on the expectation of when payments will be made.

The fair value of the Company’s Notes due from affiliates was $325.3 million and $247.4 million at June 30, 2017 and December 31, 2016, respectively. The Notes due from affiliates is a level 2 instrument that was valued using similar publicly-traded instruments with a readily-available market value as a proxy.

5. Long-term debt

The carrying value of debt outstanding at June 30, 2017 and December 31, 2016 consisted of the following:

Debt description	Interest rate	Year of maturity	June 30, 2017	December 31, 2016
ABL facility – USD	varies	2018	$603,420	$585,978
ABL facility – CAD	varies	2018	37,218	37,737
Capital lease and other financing obligations			62,809	61,721
Total debt			703,447	685,436
Less: current maturities			(16,122)	(12,151)
Total long-term debt			$687,325	$673,285

ABL Revolver

ASG, with participating subsidiaries including the Company, maintains a multicurrency asset–based revolving credit facility (the “ABL Revolver”). The ABL Revolver was entered into in October 2012 and was last amended on March 31, 2017 (see Extended ABL Revolver below). At December 31, 2016, the ABL Revolver had a maximum aggregate availability of the equivalent of $1.355 billion. The maximum aggregate availability included $760.0 million and $175.0 million of maximum aggregate US dollar (“USD”) and Canadian dollar (“CAD”) availability, respectively. The amount which could be borrowed was based on a defined formula of available assets, principally tangible assets calculated monthly (the “borrowing base”). The ABL Revolver included certain financial covenants, which consisted of a leverage ratio and a fixed charge coverage ratio, calculated on an ASG level. Prior to the ABL Revolver amendment, these financial covenants were only subject to monitoring in the event that ASG’s borrowings under the ABL have exceeded 90% of the available facility.

Borrowings under the ABL Revolver bore interest payable on the first day of each quarter for the preceding quarter at a variable rate based on LIBOR or another applicable regional bank rate plus a margin. The margin varied based on the amount of total borrowings under the ABL Revolver with the margin

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements (unaudited)
(in thousands, unless stated otherwise)

5. Long-term debt  – (continued)

increasing as borrowings increased. At December 31, 2016, that margin was 2.5% and the weighted average interest rate for borrowings under the ABL Revolver was 3.46%. At December 31, 2016, the ABL Revolver required the payment of an annual commitment fee on the unused available borrowings of between 0.375% and 0.5% per annum.

Extended ABL Revolver

On March 31, 2017, the ABL Revolver was amended to provide for a maximum availability of the equivalent of $1.1 billion, with a maturity date of July 10, 2018 and to amend other terms as discussed below. As amended, the maximum availability attributable to the Company includes $740.0 million and $100.0 million of maximum aggregate USD and CAD availability, respectively. The amount which can be borrowed under the ABL Revolver, as amended, is based on the borrowing base and is secured by a first lien on tangible assets which comprise substantially all rental equipment, property, plant and equipment and trade receivables in the US, Canada, the United Kingdom, Australia and New Zealand. At December 31, 2016 and June 30, 2017, the outstanding borrowings under the ABL Revolver are classified as long-term debt as a result of the amendment.

The ABL Revolver, as amended, includes a financial covenant regarding minimum quarterly latest twelve month “Consolidated EBITDA”, as defined in the ABL Revolver, as amended, calculated on an ASG level, but no longer includes the leverage ratio and fixed charge coverage ratio financial covenants discussed above. Additionally, the ABL Revolver, as amended, requires a minimum of $130.0 million of excess availability, and requires minimum cash, on the last day of each month, of $20.0 million with each of these terms being applicable on an ASG level. The ABL and the ABL, as amended, contain restrictions on the payment of dividends by the company.

Borrowings under the ABL Revolver, as amended, bear interest payable on the first day of each quarter for the preceding quarter at a variable rate based on LIBOR or another applicable regional bank rate plus a margin of 3.75%. At June 30, 2017 the weighted average interest rate for borrowings under the ABL Revolver was 4.98%. The ABL Revolver, as amended, requires the payment of an annual commitment fee on the unused available borrowings of between 0.375% and 0.5% per annum. Letters of credit and bank guarantees carry fees of 3.875% of the outstanding balance and reduce the amount of available borrowings.

The ABL Revolver, as amended, includes a letter of credit sublimit of $100.0 million that is subject to the borrowing capacity. The letter of credit sublimit includes $30.0 million and $15.0 million of USD and CAD sublimits, respectively. Letters of credit and bank guarantees carry fees of 3.875% of the outstanding balance and reduce the amount of available borrowings. At June 30, 2017, the Company had issued letters of credit under the ABL Revolver, as amended, in the amount of $10.3 million.

Borrowings under the ABL Revolver

Certain subsidiaries of the Company are borrowers and guarantors under ASG’s ABL Revolver which matures July 10, 2018. At June 30, 2017 and December 31, 2016, ASG had $847.0 million and $853.2 million outstanding under the ABL Revolver, respectively. The Company has recorded $651.3 million and $628.1 million under the ABL Revolver on its consolidated balance sheet at June 30, 2017 and December 31, 2016, respectively. Remaining debt discounts of $10,628 and $4,359 at June 30, 2017 and December 31, 2016, respectively, are included in the carrying value of debt. The subsidiaries of the Company that are borrowers under the ABL Revolver also guarantee the balance of ASG’s ABL revolver and accordingly have guaranteed $195.7 million and $225.1 million at June 30, 2017 and December 31, 2016, respectively, in addition to amounts recorded on the consolidated balance sheets.

The amounts which the Company can borrow under the ABL Revolver, as amended, are based on defined formulas of available US and Canadian assets, principally tangible assets calculated monthly.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements (unaudited)
(in thousands, unless stated otherwise)

6. Notes due to affiliates

At June 30, 2017, ASG has outstanding $1,170.0 million and €275.0 million of fixed rate senior secured notes due October 15, 2018 (the “Senior Secured Notes”) and $745.0 million of fixed rate senior unsecured notes due October 15, 2019 (the “Senior Unsecured Notes”). In May 2017, $75.0 million of additional 8.5% Senior Secured Notes due October 15, 2018 were issued to a TDR affiliate. These notes bear interest payable semi-annually on April 15th and October 15th. Certain of ASG’s subsidiaries including the Company’s principal US and Canadian subsidiaries guarantee the Senior Secured Notes and the Senior Unsecured Notes. The guarantees of the US and Canadian domiciled guarantors are secured by a second lien on their tangible assets which comprise substantially all rental equipment, property, plant and equipment and trade receivables in the US and Canada.

ASG has distributed its borrowings under the Senior Secured Notes and Senior Unsecured Notes to entities within ASG including the Company through intercompany loans, which are recorded by the Company as notes due to affiliates. Included in the carrying value of amounts due to affiliates are unamortized debt issuance costs of $7,142 and $10,043 at June 30, 2017 and December 31, 2016, respectively, charged by ASG to the Company.

The carrying value of the Company’s intercompany notes, or amounts due to parent, at June 30, 2017 and December 31, 2016 consisted of the following:

Description	Interest rate	Year of maturity	June 30, 2017	December 31, 2016
Note due to affiliate	8.60%	2018	$545,501	$565,501
Note due to affiliate	8.60%	2018	95,000	—
Note due to affiliate	8.60%	2019	121,782	121,782
Debt issuance costs			(7,142)	(10,043)
Total notes due to affiliates			$755,141	$677,240

Interest expense of $31,263 and $29,172 associated with these notes payable is reflected in interest expense in the consolidated statement of comprehensive loss for the six months ended June 30, 2017 and 2016, respectively. Interest on the notes payable is payable on a semi-annual basis. Accrued interest of $23,894 and $24,682 associated with these notes payable is reflected in accrued interest in the consolidated balance sheet at June 30, 2017 and December 31, 2016, respectively.

The Company’s parent, ASG has the intent and the ability to modify the due dates of the facilities. Classification in the consolidated balance sheets is based on the expectation of when payments will be made.

The fair value of the Company’s Notes due to affiliates was $670.9 million $581.8 million at June 30, 2017 and December 31, 2016, respectively. The Notes due to affiliates is a level 2 instrument that was valued using similar publicly-traded instruments with a readily-available market value as a proxy.

7. Income taxes

The Company recorded income tax benefit of $6.1 million and $3.3 million for the six months ended June 30, 2017 and 2016, respectively. The Company’s tax benefit increase during the six months ended June 30, 2017 as compared to the same period in 2016 was primarily due to an increase in pre-tax losses and an increase in foreign exchange gain. The Company’s effective tax rate for the six months ended June 30, 2017 and 2016 was 27.5% and 29.0%, respectively.

The Company’s effective tax rate for the six months ended June 30, 2017 was lower than the statutory tax rate primarily because of unfavorable permanent differences which consist of non-deductible stewardship, non-deductible deferred financing fees and non-deductible monitoring fees. In addition, foreign currency gains for the six months ended June 30, 2017 are recorded discretely at the Company’s statutory rate which reduce the effective tax rate.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements (unaudited)
(in thousands, unless stated otherwise)

7. Income taxes  – (continued)

The Company’s effective tax rate for the six months ended June 30, 2016 was lower than the statutory tax rate primarily because of unfavorable permanent differences which consist of non-deductible stewardship, non-deductible deferred financing fees, non-deductible monitoring fees and partially offset income from contingent consideration. Foreign currency losses for the six months ended June 30, 2016 are recorded discretely at the Company’s statutory rate which increases the effective tax rate.

The Company accounts for uncertain tax positions pursuant to the recognition and measurement criteria under ASC 740, Income Taxes. The Company does not have any uncertain tax positions for which it is reasonably possible that the amount of unrecognized tax benefits will significantly increase or decrease within the next twelve months.

8. Fair value measures

Fair value measures

The fair value of financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The Company utilizes the suggested accounting guidance for the three levels of inputs that may be used to measure fair value:

Level 1 —	Observable inputs such as quoted prices in active markets for identical assets or liabilities;
Level 2 —	Observable inputs, other than Level 1 inputs in active markets, that are observable either directly or indirectly; and
Level 3 —	Unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions

The Company has assessed that the fair value of cash and short-term deposits, trade receivables, trade payables, capital lease liabilities, other current liabilities and other debt approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following table shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy:

	Carrying Amount	Fair Value
June 30, 2017		Level 1	Level 2	Level 3
Financial assets (liabilities) not measured at fair value
ABL facility	(640,638)	—	(651,266)	—
Total	$(640,638)	$—	$(651,266)	$—

	Carrying Amount	Fair Value
December 31, 2016		Level 1	Level 2	Level 3
Financial assets (liabilities) not measured at fair value
ABL facility	(623,715)	—	(628,074)	—
Total	$(623,715)	$—	$(628,074)	$—

ABL Revolver

The fair value of the Company’s ABL Revolver is primarily based upon observable market data such as market interest rates.

Notes due from affiliates and Note due to Affiliates

The fair value of the notes due from affiliates and the notes due to affiliates is discussed in further detail in Notes 4 and 6.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements (unaudited)
(in thousands, unless stated otherwise)

8. Fair value measures  – (continued)

Contingent consideration

In connection with its acquisition of Target Logistics Management, LLC (“Target Logistics”), the Company entered into an earnout agreement (the “Earnout Agreement”), which provides for contingent consideration (the “Target Earnout”) to the former owners of Target Logistics. The contingent consideration under the Earnout Agreement is dependent on cumulative value creation over the years between the acquisition and an exit event, as defined in the Earnout Agreement. Amounts payable under the Earnout Agreement upon an exit event are to be paid in shares of Holdings if such cumulative value creation goals are achieved. At June 30, 2017 and December 31, 2016, the value of the Target Earnout liability was estimated to be zero.

The Target Earnout is based on the future amounts of EBITDA and capital expenditures of Target Logistics and the future EBITDA exit multiple value of Target Logistics or the Company at an exit event. The Company re-evaluated the weighting of the alternate types of exit events, as defined in the Target Earnout, which is the primary cause for the fair value of zero for the contingent consideration at June 30, 2017 and December 31, 2016.

9. Restructuring

The Company incurred costs associated with restructuring plans designed to streamline operations and reduce costs of $1,738 and $1,522 net of reversals, during the six months ended June 30, 2017 and June 30, 2016, respectively. The following is a summary of the activity in our restructuring accruals for six months ended June 30, 2017:

Employee termination costs
Balance at December 31, 2015	$2,055
Charges during the period	2,810
Cash payments during the period	(3,092)
Foreign currency & other	20
Balance at December 31, 2016	1,793
Charges during the period	1,738
Cash payments during the period	(1,409)
Foreign currency and other	8
Balance at June 30, 2017	$2,130

The 2017 restructuring charges relate primarily to two plans: the severance and the facility termination costs related to the relocation of the US remote accommodations headquarters and a downsize in corporate employees which consists of employee termination costs. As part of the corporate restructuring plan, certain employees were required to render future service in order to receive their termination benefits. The termination costs associated with these employees will be recognized over the period from the date of communication of termination to the employee to the actual date of termination. The Company will recognize additional costs during 2017 as it finalizes previous estimates and actions in connection with these plans. The restructuring plan for the US remote accommodation business is expected to be substantially completed by December 31, 2017. The corporate restructuring plan is expected to be substantially completed by the first quarter of 2019.

Segments

The $1,738 of restructuring charges for the six months ended June 30, 2017 includes $770 of charges pertaining to the Remote Accommodations segment and $968 of charges pertaining to Corporate.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements (unaudited)
(in thousands, unless stated otherwise)

9. Restructuring  – (continued)

The $1,522 of restructuring charges for the six months ended June 30, 2016 includes: $210 of charges pertaining to the Modular — US segment; $132 of charges pertaining to the Modular — Other North America segment; and $1,180 of charges pertaining to Corporate.

10. Long-term incentive plans

ASG maintains a management incentive plan (the “Plan”), which includes participants who are employees or former employees of the Company. Participants in the Plan received shares of Algeco Scotsman Management S.C.A. (“ASM”), a subsidiary of Holdings outside of ASG. Other than the potential payout described below, holders of shares of ASM have no rights.

Participants in the Plan are entitled to a payout, the amount of which depends on the enterprise value (“EV”) of ASG at a sale (of all equity securities or substantially all assets), listing or liquidation (“Exit”). The payout increases as the EV increases and is payable in either cash or shares depending on the level of EV. The share-based payment awards under the Plan are considered to contain both service conditions, as a result of vesting requirements over three or four years and performance conditions and the performance conditions would not be considered probable until an Exit occurs. Therefore, the Company has not recognized any compensation expense related to the Plan in the consolidated financial statements.

In June 2014, ASG implemented a long term cash incentive plan (“LTCIP”) for active employees who participate in the Plan. The LTCIP is a cash award plan with annual allocations to a bonus pool based on the annual performance of ASG and is payable, in certain circumstances, on an Exit which, for purposes of the LTCIP does not include a liquidation. Participants vest over a four-year period beginning with the effective date of their award and fully vest at an Exit if an Exit occurs prior to the completion of vesting. At an Exit, a participant will receive the higher of the award under the Plan or the LTCIP. Payment will be made under the Plan first with any additional amount, if applicable, paid from LTCIP. Any amounts payable under the LTCIP are payable in cash. The awards under the LTCIP are considered to contain both service and performance conditions and the performance conditions would not be considered probable until an Exit occurs. Therefore, the Company has not recognized any compensation expense related to the LTCIP in its consolidated financial statements.

The estimated fair value of the payout, based upon the estimated EV of ASG, under the Plan and the LTCIP upon an Exit that would be associated with the Company’s participants was $30,614 and $28,176 at June 30, 2017 and December 31, 2016, respectively.

11. Commitments and contingencies

The Company is involved in various lawsuits or claims in the ordinary course of business. Management is of the opinion that there is no pending claim or lawsuit which, if adversely determined, would have a material effect on the Company’s financial condition, results of operations or cash flows.

12. Segment Reporting

The Company operates in two principal lines of business; modular leasing and sales and remote accommodations which are managed separately. The remote accommodations business in North America (“Remote Accommodations”) is considered a single operating segment. Modular leasing and sales is comprised of two operating segments: US and other North America. The US modular operating segment (“Modular — US”) is comprised of the US (excluding Alaska). The other North America operating segment (“Modular — Other North America”) is comprised of: Canada (including Alaska) and Mexico. Corporate and other includes eliminations of costs and revenue between segments and the costs of certain corporate functions not directly attributable to the underlying segments. Total assets for each reportable segment are not available because the Company utilizes a centralized approach to working capital management.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements (unaudited)
(in thousands, unless stated otherwise)

12. Segment Reporting  – (continued)

The Company evaluates business segment performance on Adjusted EBITDA, which excludes certain items as described in the reconciliation of WSII’s consolidated loss before tax to Adjusted EBITDA reconsiliation below. Management believes that evaluating segment performance excluding such items is meaningful because it provides insight with respect to intrinsic operating results of the Company.

The Company also regularly evaluates gross profit by segment to assist in the assessment of the operational performance of each operating segment. The Company considers Adjusted EBITDA to be the more important metric because it more fully captures the business performance of the segments, inclusive of indirect costs.

The following tables set forth certain information regarding each of the Company’s reportable segments for the six months ended June 30, 2017 and 2016:

	Six months ended June 30, 2017
	Modular – US	Modular – Other North America	Remote Accommodations	Corporate & other	Consolidated
Revenues
Leasing and services revenue:
Modular leasing	$126,032	$16,204	$—	$(295)	$141,941
Modular delivery and installation	38,324	3,629	—	—	41,953
Remote accommodations	—	—	58,565	—	58,565
Sales:
New units	12,556	2,326	—	—	14,882
Rental units	8,712	1,910	—	—	10,622
Total revenues	185,624	24,069	58,565	(295)	267,963
Costs
Cost of leasing and services:
Modular leasing	36,713	3,729	—	—	40,442
Modular delivery and installation	37,067	3,405	—	—	40,472
Remote accommodations	—	—	25,021	(283)	24,738
Cost of sales:
New units	8,685	1,813	—	(12)	10,486
Rental units	5,036	1,247	—	—	6,283
Depreciation on rental equipment	28,354	5,840	12,542	—	46,736
Gross profit	$69,769	$8,035	$21,002	$—	$98,806
Adjusted EBITDA	$50,012	$5,625	$26,746	$(7,161)	$75,222
Other selected data
Selling, general and administrative expense	$48,127	$8,277	$6,531	$8,009	$70,944
Other depreciation and amortization	$2,639	$491	$2,508	$701	$6,339
Capital expenditures for rental fleet	$47,958	$2,344	$3,921	$—	$54,223

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements (unaudited)
(in thousands, unless stated otherwise)

12. Segment Reporting  – (continued)

	Six months ended June 30, 2016
	Modular – US	Modular – Other North America	Remote Accommodations	Corporate & other	Consolidated
Revenues
Leasing and services revenue:
Modular leasing	$116,912	$26,105	$—	$(422)	$142,595
Modular delivery and installation	36,398	3,736	—	—	40,134
Remote accommodations	—	—	82,245	—	82,245
Sales:
New units	17,178	1,760	—	—	18,938
Rental units	9,127	2,152	—	—	11,279
Total revenues	179,615	33,753	82,245	(422)	295,191
Costs
Cost of leasing and services:
Modular leasing	32,282	3,770	—	—	36,052
Modular delivery and installation	33,709	3,247	—	—	36,956
Remote accommodations	—	—	27,488	(393)	27,095
Cost of sales:
New units	12,406	1,372	—	—	13,778
Rental units	2,920	1,633	—	(29)	4,524
Depreciation on rental equipment	28,297	6,000	19,495	—	53,792
Gross profit	$70,001	$17,731	$35,262	$—	$122,994
Adjusted EBITDA	$52,026	$14,585	$47,023	$(7,323)	$106,311
Selling, general and administrative expense	$46,274	$9,152	$7,735	$14,851	$78,012
Other depreciation and amortization	$3,170	$573	$2,513	$824	$7,080
Capital expenditures for rental fleet	$25,694	$2,078	$1,118	$—	$28,890

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements (unaudited)
(in thousands, unless stated otherwise)

12. Segment Reporting  – (continued)

The following table presents a reconciliation of WSII’s consolidated loss before income tax to Adjusted EBITDA:

	Six months ended June 30,
	2017	2016
Loss before income taxes	$(22,162)	$(11,241)
Interest expense, net	49,895	42,528
Depreciation and amortization	53,075	60,872
Currency (gains) losses, net	(8,549)	4,722
Change in fair value of contingent considerations	—	31
Restructuring costs	1,738	1,522
Other expense	1,225	7,877
Adjusted EBITDA	$75,222	$106,311

Assets related to our reportable segments include the following:

	Modular – US	Modular – Other North America	Remote Accommodations	Corporate & other	Consolidated
As of June 30, 2017:
Goodwill	$—	$58,884	$—	$—	$58,884
Other intangibles, net	$—	$—	$26,423	$125,000	$151,423
Rental equipment, net	$646,360	$185,031	$181,815	$—	$1,013,206
As of December 31, 2016:
Goodwill	$—	$56,811	$—	$—	$56,811
Other intangibles, net	$—	$—	$28,523	$125,000	$153,523
Rental equipment, net	$631,643	$183,255	$189,619	$—	$1,004,517

13. Related parties

The related party balances included in the Company’s consolidated balance sheet at the date indicated below consisted of the following:

Description	Financial statement Line Item	June 30, 2017	December 31, 2016
Receivables due from affiliates	Prepaid Expenses and other current assets	$24,487	$19,950
Interest receivable on notes due from affiliates	Prepaid Expenses and other current assets	12,716	10,042
Loans to employees	Other non-current assets	3,648	—
Notes due from affiliates	Notes due from affiliates	332,793	256,625
Amounts due to affiliates	Accrued liabilities	(1,958)	(961)
Accrued interest on notes due to affiliates	Accrued interest	(23,894)	(24,682)
Long-term notes due to affiliates	Long-term notes due to affiliates	(755,141)	(677,240)
	Total related party liabilities, net	$(407,349)	$(416,266)

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements (unaudited)
(in thousands, unless stated otherwise)

13. Related parties  – (continued)

The related party transactions included in the Company’s consolidated statement of comprehensive loss for the years ended June 30 consisted of the following:

Description	Financial statement line item	2017	2016
Management fees and recharge (income) expense on transactions with affiliates	Selling, general & administrative expenses	$151	$(1,737)
Interest income on notes due from affiliates	Interest income	(6,093)	(5,241)
Interest expense on notes due to affiliates	Interest expense	30,727	29,110
	Total related party expenses, net	$24,785	$22,132

Additionally, the Company had capital expenditures of rental equipment purchased from related party affiliates of $482 for the six months ended June 30, 2016.

14. Subsequent events

Iron Horse Transaction

On July 31, 2017, an affiliate of TDR acquired substantially all the assets, and assumed certain liabilities, of Iron Horse Managing Services, LLC and Iron Horse Ranch Yorktown, LLC (together, “Iron Horse Ranch”). Concurrently with the acquisition, the TDR affiliate entered into certain agreements with Target Logistics, pursuant to which Target Logistics will manage Iron Horse Ranch.

Agreement to Sell North American Modular Business and ABL amendment

On August 21, 2017, ASG announced that it and certain of its subsidiaries have entered into a definitive agreement (the “Stock Purchase Agreement”) with Double Eagle Acquisition Corp., a publicly traded special purpose acquisition company (“DEAC”), to sell its North American modular space and portable storage operations to Williams Scotsman Holdings Corp. (“Holdco”), a newly-formed subsidiary of DEAC (the “Transaction”).

The Transaction will be effected through the sale of all of the outstanding shares of Williams Scotsman International, Inc. (“WSII” and together with its subsidiaries, “Williams Scotsman”) to Holdco, at which time, Williams Scotsman will operate independently of ASG (ASG after giving effect to the sale of Williams Scotsman and the other transactions described in this section is hereinafter referred to as the “Remaining Algeco Business”).

Pursuant to the Stock Purchase Agreement, ASG will sell Williams Scotsman for an aggregate purchase price of $1.1 billion, of which $1.0215 billion shall be paid in cash (the “Cash Consideration”) to ASG or used to repay certain indebtedness of ASG (as described in more detail below) and the remaining $78.5 million shall be paid in the form of a 10% common equity interest in Holdco (the “Stock Consideration” and together with the Cash Consideration, the “Purchase Consideration”). ASG will have the right (but not the obligation) to require TDR to purchase all, but not less than all, of the Stock Consideration for $78.5 million at any time during the first twelve months after the closing of the transaction. The Stock Consideration will be exchangeable, at the option of ASG or its permitted transferees, pursuant to the terms of an exchange agreement, for shares of common stock of DEAC.

Prior to completing the Transaction, ASG will conduct a carve-out transaction in its North American business to carve-out certain assets related to the remote accommodation business in the United States and Canada (Target Logistics) from Williams Scotsman and incorporate this division into the Remaining Algeco Business. As a result, the Remaining Algeco Business will consist of all of ASG’s operations in Europe, Asia

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements (unaudited)
(in thousands, unless stated otherwise)

14. Subsequent events  – (continued)

Pacific and Target Logistics. In connection therewith, Williams Scotsman and DEAC will enter into a transition services agreement with the ASG to ensure the orderly transition of the Williams Scotsman business to DEAC.

Furthermore, on August 21, 2017, and in connection with the Transaction, ASG, and the other parties thereto entered into an amendment to the ABL Revolver to (i) permit the sale of Williams Scotsman to Holdco, (ii) permit the acquisition by ASG of all of the equity interests or all or substantially all of the assets of Iron Horse Ranch (“Iron Horse”), (iii) permit the acquisition by ASG of Touax’s European Modular Division (“Touax”), (iv) reduce the commitments under the US revolving facility provided pursuant to the ABL Revolver to $150.0 million and make a related prepayment under the US revolving facility, (v) repay the Canadian revolving facility provided pursuant to the ABL Revolver and terminate the related Canadian revolver commitment, (vi) reduce the revolving commitments under the Australia/New Zealand revolving facility provided pursuant to the ABL Revolver to $120.0 million and (vii) effect certain other amendments, releases and consents to the ABL Revolver (the “ABL Revolver Amendment”). The closing of the ABL Revolver Amendment is conditional upon, and will occur simultaneously with, the closing of the Transaction.

In connection with the Transaction, ASG (i) will repay or will direct WSII to use approximately $625.0 million of the Cash Consideration to prepay certain amounts outstanding under the US revolving facility established pursuant to the ABL Revolver, (ii) will use approximately $40.0 million of the Cash Consideration to prepay in full all amounts outstanding under the Canadian revolving credit facility established pursuant to the ABL Revolver and (iii) will use approximately $10.0 million to repay outstanding letters of credits of its direct subsidiaries, in each case assuming that the Transaction will close in October 2017. It is currently anticipated that ASG will use a portion of the remaining Cash Consideration to finance the previously announced acquisitions of Iron Horse and Touax, respectively.

Immediately following the Transaction, the entities comprising Williams Scotsman will no longer be subsidiaries of ASG. Accordingly, the entities comprising Williams Scotsman will no longer be obligors under, or guarantee any of, the Remaining Algeco Business’s outstanding indebtedness and the liens on the stock and assets of such entities securing the Remaining Algeco Business’s outstanding indebtedness will be released.

Through a limited liability company incorporated under the laws of Luxembourg, which is principally owned by an investment fund managed by TDR, TDR holds a majority interest in ASG and is also expected to hold a minority interest in DEAC, following the Transaction. The closing of the Transaction is subject to a number of conditions including the approval of the Transaction by the requisite number of stockholders of DEAC, a financing condition, applicable regulatory clearances and other customary closing conditions. Failure to satisfy any of the aforementioned conditions could result in the Transaction not being completed on a timely basis, or at all. In the event that the Transaction is not consummated by December 19, 2017 (or such other date as is agreed in writing between the parties to the Stock Purchase Agreement), the Stock Purchase Agreement may be terminated by either party. The Stock Purchase Agreement contains customary representations and warranties and provides for limited post-closing indemnification of Holdco regarding certain matters by ASG.

Subsequent events evaluation

The Company has evaluated subsequent events through September 6, 2017, the date of issuance of these financial statements, and determined that, other than those matters disclosed above, no subsequent events had occurred that would require recognition or disclosure in its interim consolidated financial statements as of and for the six months ended June 30, 2017.

WILLIAMS SCOTSMAN INTERNATIONAL, INC.
Consolidated Financial Statements
Years Ended December 31, 2016, 2015 and 2014
with Report of Independent Registered Public Accounting Firm

Williams Scotsman International, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Williams Scotsman International, Inc.

We have audited the accompanying consolidated balance sheets of Williams Scotsman International, Inc. (the “Company”) as of December 31, 2016 and 2015 and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with the standards of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Williams Scotsman International, Inc. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has insufficient capital to meet its obligations as they become due within one year from the date after the financial statements are issued. There can be no assurances that the Company’s parent, Algeco Scotsman Global S.à r.l., will continue to have the ability to financially support the operations of the Company given substantial doubt exists about Algeco Scotsman Global S.à r.l.’s ability to continue as a going concern. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ Ernst & Young LLP

Baltimore, Maryland
September 6, 2017

Williams Scotsman International, Inc.

Consolidated Statements of Comprehensive Loss
(Dollars in thousands, including loss per share)

	Year ended December 31,
	2016	2015	2014
Revenues
Leasing and services revenue:
Modular leasing	$283,550	$300,212	$308,888
Modular delivery and installation	81,892	83,103	83,364
Remote accommodations	149,467	181,692	139,468
Sales:
New units	39,228	54,359	87,874
Rental units	21,942	15,661	24,825
Total revenues	576,079	635,027	644,419
Costs
Cost of leasing and services:
Modular leasing	75,516	80,081	78,864
Modular delivery and installation	75,359	77,960	73,670
Remote accommodations	51,145	73,106	67,368
Cost of sales:
New units	27,669	43,626	69,312
Rental units	10,894	10,255	16,760
Depreciation of rental equipment	105,281	108,024	89,597
Gross profit	230,215	241,975	248,848
Expenses
Selling, general and administrative expenses	152,976	152,452	161,966
Other depreciation and amortization	14,048	28,868	32,821
Impairment losses on goodwill	5,532	115,940	—
Impairment losses on intangibles	—	2,900	—
Impairment losses on rental equipment	—	—	2,849
Restructuring costs	2,810	9,185	681
Currency losses, net	13,098	12,122	17,557
Change in fair value of contingent consideration	(4,581)	(50,500)	48,515
Other expense, net	1,437	1,160	1,002
Operating income (loss)	44,895	(30,152)	(16,543)
Interest expense	97,017	92,817	92,446
Interest income	(10,228)	(9,778)	(9,529)
Loss on extinguishment of debt	—	—	2,324
Loss before income tax	(41,894)	(113,191)	(101,784)
Income tax benefit	(10,958)	(41,604)	(13,177)
Net loss	$(30,936)	$(71,587)	$(88,607)
Basic and diluted loss per share:	$(24.26)	$(56.15)	$(69.50)
Average number of common shares outstanding – basic & diluted	1,275	1,275	1,275
Cash dividends declared per share	$—	$—	$—
Net loss	$(30,936)	$(71,587)	$(88,607)
Foreign currency translation, net of income tax expense (benefit) of $565, ($3,399) and ($3,230) in 2016, 2015 and 2014, respectively	(1,283)	(24,431)	(20,455)
Comprehensive loss	$(32,219)	$(96,018)	$(109,062)

See the accompanying notes which are an integral part of these consolidated financial statements.

Williams Scotsman International, Inc.

Consolidated Balance Sheets
(Dollars in thousands)

	December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$6,162	$9,302
Trade receivables, net of allowances for doubtful accounts of $4,948 and $2,083, respectively	81,273	80,154
Inventories	9,295	10,692
Prepaid expenses and other current assets	40,778	43,566
Total current assets	137,508	143,714
Rental equipment, net	1,004,517	1,052,863
Other property, plant and equipment, net	88,514	97,719
Notes due from affiliates	256,625	269,888
Goodwill	56,811	61,776
Other intangible assets, net	153,523	157,722
Other non-current assets	1,952	2,031
Total assets	$1,699,450	$1,785,713
Liabilities
Current liabilities
Accounts payable	$35,720	$54,592
Accrued liabilities	48,618	43,665
Accrued interest	26,911	23,079
Deferred revenue and customer deposits	49,255	54,882
Current portion of long-term debt	12,151	6,454
Current portion of notes due to affiliates	—	8,343
Total current liabilities	172,655	191,015
Long-term debt	673,285	714,350
Long-term notes due to affiliates	677,240	653,177
Deferred tax liabilities	86,269	96,428
Deferred revenue and customer deposits	53,753	58,209
Other non-current liabilities	13,117	17,184
Total liabilities	1,676,319	1,730,363
Shareholders' Equity
Common stock: $0.01 par, 2,000 shares authorized, 1,275 issued and outstanding at December 31, 2016 and 2015	—	—
Additional paid-in capital	1,569,176	1,569,176
Accumulated other comprehensive loss	(56,928)	(55,645)
Accumulated deficit	(1,489,117)	(1,458,181)
Total shareholders’ equity	23,131	55,350
Total liabilities and shareholders’ equity	$1,699,450	$1,785,713

See the accompanying notes which are an integral part of these consolidated financial statements.

Williams Scotsman International, Inc.

Consolidated Statements of Changes in Shareholders’ Equity
(Dollars in thousands)

	Shares of common stock	Common stock	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity
Balance at January 1, 2014	1,275	$—	$1,624,252	$(10,759)	$(1,297,987)	$315,506
Net loss	—	—	—	—	(88,607)	(88,607)
Other comprehensive loss	—	—	—	(20,455)	—	(20,455)
Contribution to affiliate	—	—	(55,076)	—	—	(55,076)
Balance at December 31, 2014	1,275	—	1,569,176	(31,214)	(1,386,594)	151,368
Net loss	—	—	—	—	(71,587)	(71,587)
Other comprehensive loss	—	—	—	(24,431)	—	(24,431)
Balance at December 31, 2015	1,275	—	1,569,176	(55,645)	(1,458,181)	55,350
Net loss	—	—	—	—	(30,936)	(30,936)
Other comprehensive loss	—	—	—	(1,283)	—	(1,283)
Balance at December 31, 2016	1,275	$—	$1,569,176	$(56,928)	$(1,489,117)	$23,131

See the accompanying notes which are an integral part of these consolidated financial statements.

Williams Scotsman International, Inc.

Consolidated Statements of Cash Flows
(Dollars in thousands)

	Year ended December 31,
	2016	2015	2014
Operating activities
Net loss	$(30,936)	$(71,587)	$(88,607)
Adjustments for non-cash items:
Depreciation and amortization	119,329	136,892	122,418
Provision for doubtful accounts	5,000	2,722	2,868
Impairment losses on rental equipment	—	—	2,849
Impairment losses on goodwill and intangibles	5,532	118,840	—
Gain on sale of rental equipment & other property, plant & equipment	(10,527)	(5,338)	(8,009)
Loss on extinguishment of debt	—	—	2,324
Interest receivable capitalized into notes due from affiliates	(7,663)	(7,431)	(3,879)
Interest payable capitalized into notes due to affiliates	—	—	15,488
Amortization of debt issuance costs and debt discounts	10,916	10,805	11,360
Change in fair value of contingent consideration	(4,581)	(50,500)	48,515
Deferred income tax benefit	(10,360)	(44,402)	(19,920)
Restructuring impairment costs	—	1,882	—
Foreign currency adjustments	12,189	12,155	20,348
Changes in operating assets and liabilities:
Trade receivables	(4,581)	8,062	(5,988)
Inventories	550	(1,231)	(1,201)
Prepaid expenses and other current assets	3,564	4,050	23,236
Accrued interest receivable	475	(1,302)	(295)
Accrued interest	3,893	8,134	15,832
Accounts payable and other accrued liabilities	(24,153)	(6,935)	(38,123)
Deferred revenue and customer deposits	(9,916)	5,049	75,826
Net cash flows from operating activities	58,731	119,865	175,042
Investing activities
Proceeds from sale of rental equipment	26,636	15,661	24,825
Purchase of rental equipment	(69,070)	(176,972)	(108,245)
Lending on notes due from affiliates	(35,477)	(25,205)	(59,002)
Repayments on notes due from affiliates	47,670	—	8,348
Proceeds from the sale of property, plant and equipment	2,365	809	70
Purchase of property, plant and equipment	(2,360)	(7,452)	(8,524)
Net cash flows from investing activities	(30,236)	(193,159)	(142,528)
Financing activities
Receipts from borrowings	151,761	222,731	288,632
Receipts from notes due to affiliates	20,000	8,238	—
Payment of financing costs	(2,000)	—	—
Repayment of borrowings	(191,431)	(148,326)	(320,659)
Repayment of notes due to affiliates	(8,294)	—	(3,660)
Principal payments on capital lease obligations	(1,430)	(5,885)	(1,357)
Net cash flows from financing activities	(31,394)	76,758	(37,044)
Effect of exchange rate changes on cash and cash equivalents	(241)	(441)	(437)
Net change in cash and cash equivalents	(3,140)	3,023	(4,967)
Cash and cash equivalents at beginning of year	9,302	6,279	11,246
Cash and cash equivalents at end of year	$6,162	$9,302	$6,279
Supplemental cash flow information:
Interest paid	$81,938	$73,959	$66,894
Income taxes paid, net of refunds received	$(1,410)	$1,550	$11,120
Assets acquired under capital leases	$63	$2,957	$10,999
Capital expenditures accrued or payable	$7,716	$2,664	$20,835

See the accompanying notes which are an integral part of these consolidated financial statements.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

1. Summary of Significant Accounting Policies

Organization and nature of operations

Williams Scotsman International, Inc. (along with its subsidiaries, the “Company”) is a corporation incorporated in the United States (“US”) under the laws of the State of Delaware. The Company, through its operating subsidiaries, engages in the leasing and sale of mobile offices, modular buildings and storage products and their delivery and installation throughout North America and also provides full-service remote workforce accommodation solutions. The Company carries out its business activities principally under the names Williams Scotsman and Target Logistics in the US, Canada and Mexico.

The Company is an indirect majority-owned subsidiary of Algeco Scotsman Global S.à r.l. (collectively with its subsidiaries, “ASG”), a limited liability company (société à responsabilité limitée) incorporated under the laws of Luxembourg. ASG is principally indirectly owned by Algeco/Scotsman Holding S.à r.l. (“Holdings”), a limited liability company incorporated under the laws of Luxembourg which is principally owned by an investment fund managed by TDR Capital LLP (“TDR”).

Basis of presentation

The consolidated financial statements are prepared in conformity with US generally accepted accounting principles (“GAAP”).

Principles of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries that it controls due to ownership of a majority voting interest. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the Company. All intercompany balances and transactions are eliminated in consolidation.

Accounting estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Uses and sources of liquidity

As part of ASG, the Company is dependent upon ASG for its financing requirements as ASG uses a centralized approach to cash management and financing of its operations. The Company’s dependence on ASG to meet its financing requirements includes the effect of ASG’s cash management, the Company’s participation in the ABL Revolver, as defined in Note 9 and amounts due to ASG or its affiliates (see Note 10). ASG’s principal sources of liquidity consist of existing cash and cash equivalents, cash generated from operations, borrowings under the ABL Revolver, and financing arrangements from TDR.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

1. Summary of Significant Accounting Policies  – (continued)

The Company anticipates that the principal uses of cash will be to fund capital expenditures, provide working capital, meet related party and external debt service requirements and finance its strategic plans. The Company will also seek to finance capital expenditures and other cash requirements in conjunction with ASG’s centralized financing approach through purchase money, capital lease, sale-leaseback or other debt arrangements, including those from TDR, that provide liquidity or favorable borrowing terms, or through other means such as one or more sales of assets, to the extent that they are permitted under the terms of the Company’s existing related party and external debt arrangements.

ASG has taken a number of actions to fund its continued operations and meet its obligations. Based on ASG’s current level of operations, estimated cash generated from operations, working capital requirements, estimated capital expenditures and debt service requirements and the consideration of its existing sources of liquidity, including available cash and availability under its ABL Revolver, ASG will be required to enter into additional facilities to provide liquidity or otherwise raise cash to fund its obligations, projected working capital requirements, debt service requirements, and capital spending requirements in the twelve months from the date of issuance of these financial statements. Those additional sources of liquidity include purchase money, capital leases, deferral of payment of management fees to its primary equity owner, sale-leaseback or other debt arrangements, including those from its primary equity owner, or through other means such as reducing capital expenditures or additional asset sales. Management believes that the plans of ASG and the Company will not successfully mitigate the substantial doubt resulting from the maturity of its ABL Revolver, which is discussed below.

As of December 31, 2016, the Company had an outstanding balance on the ABL Revolver of $628,074, which matures on July 10, 2018. As of the date of issuance of the financial statements, no agreement has yet been concluded by the Company with the ABL Revolver lenders to extend the maturity of the ABL beyond July 10, 2018. At its current leverage levels and without additional equity financing, and if earnings do not increase, the Company would likely be required to restructure (including by way of amendment of the maturity date) a portion of its indebtedness prior to the maturity of the ABL Revolver, or undertake strategic transactions that enable it to repay a material portion of its indebtedness. Management is currently negotiating with various lenders to refinance its outstanding debt, either as part of a broader transaction, or as a stand-alone debt restructuring. The Company is working to restructure its debt or undertake strategic transactions to provide sufficient liquidity to meet its financial obligations and to allow it to refinance its existing ABL Revolver at maturity; however, there can be no assurance that such additional financing restructuring or strategic transaction, can be obtained or completed on terms acceptable to the Company. If the Company is unable to obtain such additional financing or complete such transactions, the Company will need to reevaluate future operating plans. Accordingly, management has concluded that there is substantial doubt regarding the Company’s ability to continue as a going concern within one year after the date of issuance of the financial statements.

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of the business. The maturity of the Company’s ABL Revolver creates substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

1. Summary of Significant Accounting Policies  – (continued)

Receivables and allowances for doubtful accounts

Receivables primarily consist of amounts due from customers from the lease or sale of rental equipment, their delivery and installation, and remote accommodation services. The trade accounts receivable are recorded net of an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the amount of losses expected to be incurred in the collection of these accounts. The estimated losses are based upon a review of outstanding receivables, including specific accounts and the related aging, and on historical collection experience. Specific accounts are written off against the allowance when management determines the account is uncollectible. Activity in the allowance for doubtful accounts was as follows:

	Year ended December 31,
	2016	2015	2014
Balance at beginning of year	$2,083	$2,325	$2,138
Net charges to bad debt expense	5,000	2,722	2,868
Write-offs	(2,068)	(2,736)	(2,586)
Foreign currency translation and other	(67)	(228)	(95)
Balance at end of year	$4,948	$2,083	$2,325

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. Concentrations of credit risk with respect to trade receivables are mitigated due to the Company’s large number of customers in various geographic areas and many industry sectors. No single customer accounts for more than 10% of the Company’s receivables at December 31, 2016 and 2015. The Company performs on-going credit evaluations of its customers. Receivables related to sales are generally secured by the product sold to the customer. The Company generally has the right to repossess its rental units in the event of non-payment of receivables relating to the Company’s leasing operations.

Inventories

Inventories consist of raw materials and parts and supplies and are measured at the lower of cost or market value. The cost of inventories is based on the weighted-average cost, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Rental equipment

Rental equipment (rental fleet) is comprised of assets held for rental and on rental to customers and remote accommodations buildings and facilities which are in use or available to be used by customers. Items of rental fleet are measured at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Costs of improvements and betterments to rental equipment are capitalized when such costs extend the useful life of the equipment or increase the rental value of the unit. Costs incurred for equipment to meet a particular customer specification are capitalized and depreciated over the lease term. Maintenance and repair costs are expensed as incurred.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

1. Summary of Significant Accounting Policies  – (continued)

Depreciation of rental fleet assets is computed using the straight-line method over estimated useful lives and considering the residual value of those assets, as follows:

	Estimated Useful Life	Residual Value
Modular fleet	10 – 20 years	20 – 50%
Remote accommodations	15 years	0 – 25%
Other related rental equipment	2 – 7 years	0%

These useful lives and residual values vary within the Company based on the type of unit, local operating conditions and local business practices.

Other property, plant and equipment

Other property, plant and equipment is stated at cost, net of accumulated depreciation and impairment losses. Assets leased under capital leases are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated. Maintenance and repair costs are expensed as incurred.

Depreciation is generally computed using the straight-line method over estimated useful lives, as follows:

Buildings	10 – 40 years
Machinery and equipment	3 – 10 years
Furniture and fixtures	7 – 10 years
Software	3 – 5 years

Goodwill and goodwill impairment

Goodwill arises upon the acquisition of businesses. Goodwill is initially measured at the excess of the aggregate of the consideration transferred over the net identifiable assets acquired and liabilities assumed.

Goodwill is considered to have an indefinite life and is not amortized. The Company evaluates goodwill for impairment at least annually at the reporting unit level. A reporting unit is the operating segment, or one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by segment management. However, components may be aggregated as a single reporting unit if they have similar economic characteristics. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the Company’s reporting units that are expected to benefit from the combination.

The Company performs its annual impairment test of goodwill at October 1. In addition, the Company performs impairment tests during any reporting period in which events or changes in circumstances indicate that impairment may have occurred. In assessing the fair value of its reporting units, the Company considers the market approach and the income approach. Under the market approach, the fair value of the reporting unit is based on quoted market prices of companies comparable to the reporting unit being valued. Under the income approach, the fair value of the reporting unit is based on the present value of estimated cash flows. The income approach is dependent on a number of significant management assumptions, including estimated future revenue growth rates, gross margins on sales, operating margins, capital expenditures, tax rates and discount rates.

If the carrying amount of the reporting unit exceeds the calculated fair value, the implied fair value of the reporting unit’s goodwill is determined. The Company determines the fair value of the respective assets and liabilities of the reporting unit as if the reporting unit had been acquired in separate and individual business combinations and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to their respective assets and

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

1. Summary of Significant Accounting Policies  – (continued)

liabilities is the implied fair value of goodwill. An impairment charge is recognized to the extent the carrying amount of goodwill exceeds the implied fair value.

Intangible assets other than goodwill

Intangible assets that are acquired by the Company and determined to have an indefinite useful life are not amortized, but are tested for impairment at least annually. The Company’s indefinite-lived intangible assets consist of trade names. The Company calculates fair value using a relief-from-royalty method and comparing to the carrying amount of the indefinite-lived intangible asset. This method is used to estimate the cost savings that accrue to the owner of an intangible asset who would otherwise have to pay royalties or license fees on revenues earned through the use of the asset. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment charge would be recorded to the extent the recorded indefinite-lived intangible asset exceeds the fair value.

Other intangible assets that have finite useful lives are measured at cost less accumulated amortization and impairment losses, if any. Subsequent expenditures for intangible assets are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. Amortization is recognized in profit or loss on an accelerated basis or a straight-line basis over the estimated useful lives of intangible assets. The Company has customer relationship assets with lives ranging from 3 to 9 years and a non-compete agreement with a useful life of 5 years. Amortization of intangible assets is included in other depreciation and amortization on the consolidated statements of comprehensive loss.

Impairment of long-lived assets

Fixed assets including rental equipment and other property, plant and equipment and amortizable intangible assets are reviewed for impairment as events or changes in circumstances occur indicating that the carrying value of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future undiscounted net cash flows expected to be generated by the asset. If future net undiscounted cash flows exceed the carrying amount of an asset, no impairment is recognized. If not, such assets are considered to be impaired and the impairment is recognized for the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Debt issuance costs and debt discounts

The Company incurs debt issuance costs on its external debt and records debt discounts on notes due to affiliates. The debt discount allocation methodology utilized by ASG was based upon the amount each subsidiary contributed to the settlement of the previous debt facilities and ultimately, the net proceeds received by the Company. Debt issuance costs and debt discounts are deferred and amortized over the term of the debt and notes due to affiliates, respectively, based on the effective interest rate method. These costs are presented in the balance sheet as a direct deduction from the carrying amount of debt and notes due to affiliates.

Retirement benefit obligation

The Company provides benefits to certain of its employees under defined contribution benefit plans. The Company’s contributions to these plans are generally based on a percentage of employee compensation or employee contributions. These plans are funded on a current basis. For its US and Canada employees, the Company sponsors defined contribution benefit plans that have discretionary matching contribution and profit-sharing features. For the years ended December 31, 2016, 2015 and 2014, the Company made matching contributions of $2,404, $2,487 and $1,303 to these plans, respectively. In 2015, the employer contribution match on the US plan increased from a maximum of 2.5% to 4.5% of the employee’s base salary. The Company did not contribute under the profit-sharing feature during 2016, 2015 and 2014.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

1. Summary of Significant Accounting Policies  – (continued)

Common stock

The Company’s outstanding shares are classified as equity. Incremental costs directly attributable to the issuance of those shares are recognized as a deduction from equity, net of any tax effects.

Share-based payments

ASG maintains certain share-based payment plans. The terms of those plans result in the awards being treated as liability plans. When the liability is dependent on a performance condition outside of the Company’s control no accrual is made unless the performance condition is probable. The cost of awards under these plans is measured initially at fair value at the grant date, which is the date at which the Company and the participants have a shared understanding of the terms and conditions of the arrangement. The fair value for which the performance obligation is probable is expensed over the applicable service period with recognition of a corresponding liability. The liability is remeasured to fair value at each reporting date with changes in fair value attributed to vested awards recognized as expense in the period.

Foreign currency transactions and translation

The Company’s reporting currency is the US Dollar (“USD”). Exchange rate adjustments resulting from foreign currency transactions are recognized in profit or loss, whereas effects resulting from the translation of financial statements are reflected as a component of accumulated other comprehensive loss, a component of shareholders’ equity.

The assets and liabilities of subsidiaries whose functional currency is different from the USD are translated into USD at exchange rates at the reporting date and income and expenses are translated using average exchange rates for the respective period.

Exchange rate adjustments resulting from transactions in foreign currencies (currencies other than the Company entities’ functional currencies) are translated to the respective functional currencies using exchange rates at the dates of the transactions and are recognized in profit or loss.

Foreign exchange gains and losses arising from a receivable or payable to a consolidated Company entity, the settlement of which is neither planned nor anticipated in the foreseeable future, are considered to form part of a net investment in the Company entity and are included within accumulated other comprehensive loss.

Revenue recognition

The Company generates revenue from leasing rental equipment, delivery, installation, maintenance and removal services, remote accommodation services, including other services related to accommodation services, and sales of new and used rental equipment. The Company enters into arrangements with a single deliverable as well as multiple deliverables. Revenue under arrangements with multiple deliverables is recognized separately for each unit of accounting with the arrangement consideration allocated based on the relative selling price method. To the extent that multiple contracts with a single counter party are entered into, management considers whether they should be considered as one contract for accounting purposes.

Modular leasing and services revenue

Income from operating leases is recognized on a straight-line basis over the lease term. Delivery, installation, maintenance and removal services associated with rental activities are recognized upon completion of the related services.

The Company’s lease arrangements typically include lease deliverables such as the lease of modular space or portable storage units and related services including delivery, installation, maintenance and removal services. Arrangement consideration is allocated between lease deliverables and non-lease deliverables based

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

1. Summary of Significant Accounting Policies  – (continued)

on the relative estimated selling (leasing) price of each deliverable. Estimated selling (leasing) price of the lease deliverables and non-lease deliverables is based upon the best estimate of selling price method.

When leases and services are billed in advance, recognition of revenue is deferred until services are rendered. If equipment is returned prior to the contractually obligated period, the excess, if any, between the amount the customer is contractually required to pay over the cumulative amount of revenue recognized to date, is recognized as incremental revenue upon return.

Rental equipment is leased generally under operating leases and, from time to time, under sales-type lease arrangements. Operating lease minimum contractual terms generally range from 1 month to 60 months, and averaged approximately 10 months for the year ended December 31, 2016.

Future committed modular leasing revenues under non-cancelable operating leases with our customers at December 31, 2016 for the years ended December 31, 2017 – 2021 and thereafter were as follows:

Operating Leases
2017	$74,100
2018	25,491
2019	8,731
2020	3,632
2021	1,424
Thereafter	1,837

Remote accommodations revenue

Revenue related to remote accommodations such as lodging and related ancillary services is recognized in the period in which services are provided pursuant to the terms of contractual relationships with the customers. In some contracts, rates may vary over the contract term. In these cases, revenue is generally recognized on a straight-line basis over the contract. Certain of the remote accommodations arrangements contain a lease of the lodging facilities and other non-lease services. Arrangement consideration is allocated between lodging and services based on the relative estimated selling (leasing) price of each deliverable. Estimated price of the lodging and services deliverables is based on the price of lodging and services when sold separately or based upon the best estimate of selling price method.

Remote accommodations revenue is comprised of $79,957, $73,332 and $2,239 of lease revenue in the years ended December 31, 2016, 2015 and 2014, respectively. Remote accommodations revenue is comprised of $69,510, $108,360 and $137,229 of lodging and other remote accommodations services revenue in the years ended December 31, 2016, 2015 and 2014, respectively.

The remote accommodations business has committed lease revenue of $45,987 for each of the years ended December 31, 2017, 2018 and 2019 and $45,616 and $33,028 for the years ended December 31, 2020 and 2021, respectively.

Sales revenue

Sales revenue is primarily generated by the sale of new and used units. Revenue from the sale of new and used units is recognized upon delivery when there is evidence of an arrangement, the significant risks and rewards of ownership have been transferred to the buyer, the price is fixed or determinable and collectability is reasonably assured.

A portion of the Company’s results are derived from long-term contracts to customers for the sale of equipment and provision of services. Revenue under these construction-type contracts is generally recognized using percentage of completion accounting. The Company combines contracts for accounting purposes when they are negotiated as a package with an overall profit margin objective. These essentially represent an

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

1. Summary of Significant Accounting Policies  – (continued)

agreement to do a single project for a single customer, involve interrelated construction activities with substantial common costs, and are performed concurrently or sequentially. When a group of contracts is combined, revenue and profit are earned uniformly over the performance of the combined contracts. Similarly, the Company segments a single contract or group of contracts when a clear economic decision has been made during contract negotiations that would produce different rates of profitability for each element or phase of the contract.

Construction-type contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments to the extent that it is probable that those variations will result in revenue and can be measured reliably. When the outcome of a construction contract can be estimated reliably, contract revenue and expenses are recognized in profit or loss in proportion to the stage of completion of the contract determined by reference to the proportion of the costs incurred to date compared to estimated total costs under the contract. An expected loss on a contract is recognized immediately in profit or loss when it becomes evident. For each construction contract in progress, a single asset (costs in excess of billings) or liability (deferred revenue) is presented for the total of costs incurred and recognized profits, net of progress payments and recognized losses, in trade receivables or deferred revenue.

Advertising and promotion

Advertising and promotion expense, which is expensed as incurred, was $3,470, $4,598 and $4,599 for the years ended December 31, 2016, 2015 and 2014, respectively.

Shipping costs

The Company includes costs to deliver rental equipment to customers in cost of leasing and services and cost of sales.

Income taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records deferred tax assets to the extent it believes that it is more likely than not that these assets will be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent results of operations. Valuation allowances are recorded to reduce the deferred tax assets to an amount that will more likely than not be realized.

Deferred tax liabilities are recognized for the income taxes on the undistributed earnings of wholly-owned foreign subsidiaries unless such earnings are permanently reinvested, or will only be repatriated when possible to do so at minimal additional tax cost. Current income tax relating to items recognized directly in equity is recognized in equity and not in profit (loss) for the year.

The Company assesses the likelihood that each of the deferred tax assets will be realized. To the extent management believes realization of any deferred tax assets are not more likely than not the Company establishes a valuation allowance. When a valuation allowance is established or there is an increase in an allowance in a reporting period, tax expense is generally recorded in the Company’s consolidated statement of

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

1. Summary of Significant Accounting Policies  – (continued)

comprehensive loss. Conversely, to the extent circumstances indicate that a valuation allowance is no longer necessary, that portion of the valuation allowance is reversed, which generally reduces the Company’s income tax expense.

In accordance with applicable authoritative guidance, the Company accounts for uncertain income tax positions using a benefit recognition model with a two-step approach; a more-likely-than-not recognition criterion; and a measurement approach that measures the position as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. If it is not more-likely-than-not that the benefit of the tax position will be sustained on its technical merits, no benefit is recorded. Uncertain tax positions that relate only to timing of when an item is included on a tax return are considered to have met the recognition threshold. The Company classifies interest on tax deficiencies and income tax penalties within income tax expense.

Loss per share

Basic loss per share (“LPS”) is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted LPS is computed similarly to basic net loss per share, except that it includes the potential dilution that could occur if dilutive securities were exercised. The Company did not have any dilutive securities outstanding in the years ended December 31, 2016, 2015, and 2014.

The following table is a reconciliation of net loss and weighted-average shares of common stock outstanding for purposes of calculating basic and diluted LPS for the years ended December 31:

	2016	2015	2014
Numerator
Net loss	$(30,936)	$(71,587)	$(88,607)
Denominator
Average shares outstanding – basic & diluted	1,275	1,275	1,275
Loss per share – basic & diluted	$(24.26)	$(56.15)	$(69.50)

Fair value measurements

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The inputs are prioritized into three levels that may be used to measure fair value:

Level 1:  Inputs that reflect quoted prices for identical assets or liabilities in active markets that are observable.

Level 2:  Inputs that reflect quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3:  Inputs that are unobservable to the extent that observable inputs are not available for the asset or liability at the measurement date.

Recently issued accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which prescribes a single comprehensive model for entities to use in the accounting for revenue arising from contracts with customers.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

1. Summary of Significant Accounting Policies  – (continued)

The new guidance will supersede virtually all existing revenue guidance under U.S. GAAP and is effective for fiscal years beginning after December 15, 2017. The core principle contemplated by this new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount reflecting the consideration to which the entity expects to be entitled in exchange for those goods or services. New disclosures about the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers are also required. In April and May 2016, the FASB also issued clarifying updates to the new standard specifically to address certain core principles including the identification of performance obligations, licensing guidance, the assessment of the collectability criterion, the presentation of taxes collected from customers, noncash considerations, contract modifications, and completed contracts at transition.

The Company currently anticipates adopting the new revenue recognition standard using the modified retrospective approach in the fiscal year beginning January 1, 2018. This approach consists of recognizing the cumulative effect of initially applying the standard as an adjustment to opening retained earnings. As part of the modified retrospective approach in the year of adoption, the Company will present comparative periods under legacy GAAP and disclose the amount by which each financial statement line item was affected as a result of applying the new standard and an explanation of significant changes. The Company is currently evaluating the impact that the updated guidance will have on the Company’s financial statements and related disclosures. As part of the implementation process, the Company is holding regular meetings with key stakeholders from across the organization to discuss the impact of the standard on its existing contracts.

The Company is utilizing a bottom-up approach to analyze the impact of the standard on its portfolio of contracts by reviewing the Company’s current accounting policies and practices to identify potential differences that would result from applying the requirements of the new standard to the Company’s existing revenue contracts. The Company expects to complete this evaluation prior to issuance of its 2017 financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). This guidance revises existing practice related to accounting for leases under Accounting Standards Codification (“ASC”) Topic 840 Leases (ASC 840) for both lessees and lessors. The new guidance requires lessees to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The lease liability will be equal to the present value of lease payments and the right-of-use asset will be based on the lease liability, subject to adjustment such as for initial direct costs. For income statement purposes, the new standard retains a dual model similar to ASC 840, requiring leases to be classified as either operating or finance. Operating leases will result in straight-line expense (similar to current accounting by lessees for operating leases under ASC 840) while finance leases will result in a front-loaded expense pattern (similar to current accounting by lessees for capital leases under ASC 840). While the new standard maintains similar accounting for lessors as under ASC 840, the new standard reflects updates to, among other things, align with certain changes to the lessee model. The new standard will be effective as of the beginning of the fiscal year ending December 31, 2019. Early adoption is permitted. The Company is currently evaluating the impact of the pronouncement on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The standard is intended to eliminate diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard will be effective for the fiscal year ending December 31, 2018. Early adoption is permitted for all entities. The Company does not believe the pronouncement will have a significant impact on its consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16 Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The standard is intended to improve the accounting for the income tax

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

1. Summary of Significant Accounting Policies  – (continued)

consequences of intra-entity transfers of assets other than inventory. The new standard will be effective for the fiscal year ending December 31, 2018. Early adoption is permitted for all entities. The Company does not believe the pronouncement will have a significant impact on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04 Intangibles — Goodwill and Other Topics (Topic 350): Simplifying the Test for Goodwill Impairment. The standard eliminates the requirement to calculate the implied fair value of goodwill of a reporting unit to measure a goodwill impairment charge. Instead, an impairment charge is recorded based on the excess of a reporting unit’s carrying amount over its fair value. The new standard will be effective for the fiscal year ending December 31, 2021. Early adoption is permitted for all entities for annual and interim goodwill impairment testing dates after January 1, 2017. The Company is currently evaluating the timing of adoption.

2. Inventories

The classification of inventories at December 31 was as follows:

	2016	2015
Raw materials and consumables	$8,937	$10,075
Finished goods	358	617
	$9,295	$10,692

3. Prepaid Expenses and other current assets

Prepaid expenses and other current assets at December 31 included the following:

	2016	2015
Prepaid expenses	$5,735	$7,081
Other current assets	5,051	6,092
Interest receivable on notes due from affiliates	10,042	9,204
Receivables due from affiliates	19,950	21,189
	$40,778	$43,566

4. Rental equipment, net

Rental equipment, net at December 31 consisted of the following:

	2016	2015
Modular fleet	$1,132,397	$1,107,675
Remote accommodations	292,712	286,831
	1,425,109	1,394,506
Less: accumulated depreciation	(420,592)	(341,643)
Rental equipment, net	$1,004,517	$1,052,863

Included in rental equipment are certain assets under capital leases. The gross cost of rental equipment assets under capital leases was $1,573 and $1,536 as of December 31, 2016 and 2015, respectively. The accumulated depreciation related to rental equipment assets under capital leases totaled $702 and $477 as of December 31, 2016 and 2015, respectively. The depreciation expense for these assets is presented in depreciation of rental equipment in the consolidated statements of comprehensive loss. As more fully disclosed in Note 9, the Company has entered into an equipment financing arrangement. The net book value of the assets acquired through the financing arrangement that are included in rental equipment was $15,469 and $16,615 as of December 31, 2016 and 2015, respectively.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

4. Rental equipment, net  – (continued)

In 2014 the Company recognized impairment charges on rental equipment of $2,849 primarily due to declining customer demand for specific unit types in its Modular — Other North America segment, see Note 18.

The impairment charges were based on the excess of the carrying value of the specific rental equipment and its estimated fair value. Fair value was also evaluated based upon the sales value of comparable assets. The inputs utilized by management to estimate the fair value of the fleet are representative of a Level 2 fair value measurement.

5. Other property, plant and equipment, net

Other property, plant and equipment, net at December 31 consisted of the following:

	2016	2015
Buildings and leasehold improvements	$91,278	$92,746
Manufacturing and office equipment	48,084	50,606
Software and other	33,294	32,683
	172,656	176,035
Less: accumulated depreciation	(84,142)	(78,316)
Other property, plant and equipment, net	$88,514	$97,719

Depreciation expense related to other property, plant and equipment was $9,834, $10,077 and $9,614 for the years ended December 31, 2016, 2015 and 2014, respectively.

Included in other property, plant and equipment are certain assets under capital leases. The gross cost of property, plant and equipment assets under capital leases was $7,558 and $8,443 as of December 31, 2016 and 2015, respectively. The accumulated depreciation related to property, plant and equipment assets under capital leases was $5,654 and $6,099 as of December 31, 2016 and 2015, respectively. The depreciation expense for these assets is presented in other depreciation and amortization in the consolidated statement of comprehensive loss. As more fully disclosed in Note 9, the Company has entered into various sale leaseback transactions associated with several of its branches in North America. The net book value of the assets under sale leaseback transactions that are included in property, plant, and equipment was $29,715 and $10,192 as of December 31, 2016 and 2015, respectively.

6. Notes due from affiliates

Notes due from affiliates at December 31 consisted of the following:

Debt description	Interest rate	Years of maturity	2016	2015
Notes due from affiliate	1.1 – 5.0%	2017 – 2021	256,625	269,888
Total notes due from affiliates			256,625	269,888

The expected future principal payment receipts for each of the next five years are as follows:

2017	$—
2018	196,398
2019	35,868
2020	—
2021	24,359
Thereafter	—
Total	256,625

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

6. Notes due from affiliates  – (continued)

Interest income of $10,228, $9,778 and $9,529 associated with these notes receivable is reflected in interest expense in the consolidated statement of comprehensive loss for the years ended December 31, 2016, 2015 and 2014, respectively. The Company records interest income on notes due from affiliates based on the stated interest rate in the loan agreement. The Company does not charge, and therefore does not defer and amortize, loan origination costs on notes due from affiliates. Interest receivable of $10,042 and $9,204 associated with these notes due from affiliates are reflected in prepaid expenses and other current assets in the consolidated balance sheet at December 31, 2016 and 2015, respectively.

The Company’s parent, ASG, has the intent and the ability to modify the due dates of the facilities. Classification in the consolidated balance sheets is based on the expectation of when payments will be made.

The fair value of the Company’s Notes due from affiliates was $247.4 million and $248.5 million at December 31, 2016 and 2015, respectively. The notes due from affiliates is a level 2 instrument that was valued using similar publicly-traded instruments with a readily-available market value as a proxy.

7. Goodwill and other intangible assets

Changes in the carrying amount of goodwill were as follows:

	Modular – Other North America	Remote Accommodations	Consolidated
Balance at January 1, 2015	$73,406	$116,576	$189,982
Impairment losses	—	(115,940)	(115,940)
Effect of movements in foreign exchange rates	(11,630)	(636)	(12,266)
Balance at December 31, 2015	61,776	—	61,776
Impairment losses	(5,532)	—	(5,532)
Effect of movements in foreign exchange rates	567	—	567
Balance at December 31, 2016	$56,811	$—	$56,811

The Company recognized a goodwill impairment charge in 2016 of $5,532, associated with Mexico, which is included in the Modular — Other North America segment. The impairment was the result of a decline in the operating results and a reevaluation of future growth.

The Company recognized a goodwill impairment charge of $115,940 in 2015 associated with its Remote Accommodations segment in North America. The impairment was the result of a decline in the operating results associated with customers in the oil and gas industries.

The Company estimated the implied fair value of goodwill using the income and market approaches. The estimate of fair value required the Company to use significant unobservable inputs, representative of a Level 3 fair value measurement, including assumptions related to the future performance of reporting units and the markets in which they operate.

Accumulated goodwill impairment losses were $847,955, $842,423, and $726,483 as of December 31, 2016, 2015, and 2014 respectively. The $847,955 of accumulated impairment losses as of December 31, 2016 includes: $726,483 of losses pertaining to the Modular — US segment; $5,532 of losses pertaining to the Modular — Other North America segment; and $115,940 of charges pertaining to the Remote Accommodations segment.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

7. Goodwill and other intangible assets  – (continued)

Intangible assets other than goodwill at December 31 consisted of the following:

	2016
	Weighted average remaining life in years	Gross carrying amount	Accumulated amortization	Net book value
Intangible assets subject to amortization:
Customer relationships	5.1	$16,944	$(7,386)	$9,558
Non-compete agreements	1.2	11,400	(8,835)	2,565
Total		$28,344	$(16,221)	$12,123
Indefinite-lived intangible assets:
Trade names		141,400	—	141,400
Total intangible assets other than goodwill		$169,744	$(16,221)	$153,523

	2015
	Weighted- average remaining life in years	Gross carrying amount	Accumulated amortization	Net book value
Intangible assets subject to amortization:
Customer relationships	6.1	$16,923	$(5,446)	$11,477
Non-compete agreements	2.2	11,400	(6,555)	4,845
Total		$28,323	$(12,001)	$16,322
Indefinite-lived intangible assets:
Trade names		141,400	—	141,400
Total intangible assets other than goodwill		$169,723	$(12,001)	$157,722

The Company recognized a $2,900 intangible impairment charge in 2015 associated with the trade name used by the Remote Accommodations segment in North America. The facts and circumstances leading to the impairment and the method for determining the fair value was consistent with the goodwill impairment charges in 2015.

The aggregate amortization expense for intangible assets subject to amortization was $4,214, $18,791 and $23,207 for the years ended December 31, 2016, 2015 and 2014, respectively.

The estimated aggregate amortization expense for each of the next five years is as follows:

2017	$4,216
2018	2,210
2019	1,800
2020	1,800
2021	1,800

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

8. Accrued liabilities

Accrued liabilities at December 31 consisted of the following:

	2016	2015
Accrued expenses	$19,376	$20,141
Employee related liabilities	18,646	12,925
Insurance reserve	5,942	6,470
Accrued income taxes	576	223
Amounts due to affilitates	961	1,713
Accrued restructuring	1,793	2,055
Other accrued liabilities	1,324	138
	$48,618	$43,665

9. Debt

The carrying value of debt outstanding at December 31 consisted of the following:

Debt description	Interest rate	Year of maturity	2016	2015
ABL revolver – USD	varies	2018	585,978	636,662
ABL revolver – CAD	varies	2018	37,737	48,147
Capital lease and other financing obligations			61,721	35,995
Total debt			685,436	720,804
Less: current maturities			(12,151)	(6,454)
Total long-term debt			$673,285	$714,350

The aggregate annual principal maturities of debt and capital lease obligations for each of the next five years are as follows:

2017	$12,151
2018	643,162
2019	1,979
2020	367
2021	5,203

ABL Revolver

ASG, with participating subsidiaries including the Company, maintains a multicurrency asset–based revolving credit facility (the “ABL Revolver”). The ABL Revolver was entered into in October 2012 and was last amended on March 31, 2017 (see Extended ABL Revolver below). At December 31, 2016, the ABL Revolver had a maximum aggregate availability of the equivalent of $1.355 billion. The maximum aggregate availability included $760.0 million and $175.0 million of maximum aggregate US dollar and Canadian dollar (“CAD”) availability, respectively. The amount which could be borrowed was based on a defined formula of available assets, principally tangible assets calculated monthly (the “borrowing base”). The ABL Revolver included certain financial covenants, which consisted of a leverage ratio and a fixed charge coverage ratio, calculated on an ASG level. Prior to the ABL Revolver amendment, these financial covenants were only subject to monitoring in the event that ASG’s borrowings under the ABL have exceeded 90% of the available facility.

Borrowings under the ABL Revolver bore interest payable on the first day of each quarter for the preceding quarter at a variable rate based on LIBOR or another applicable regional bank rate plus a margin. The margin varied based on the amount of total borrowings under the ABL Revolver with the margin

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

9. Debt  – (continued)

increasing as borrowings increased. At December 31, 2016, that margin was 2.5% and the weighted average interest rate for borrowings under the ABL Revolver was 3.46%. At December 31, 2016, the ABL Revolver required the payment of an annual commitment fee on the unused available borrowings of between 0.375% and 0.5% per annum.

At December 31, 2016, the Company had issued letters of credit under the ABL Revolver in the amount of $10.1 million. At December 31, 2016, letters of credit and bank guarantees carried fees of 2.625% of the outstanding balance and reduce the amount of available borrowings.

Extended ABL Revolver

On March 31, 2017, the ABL Revolver was amended to provide for a maximum availability of the equivalent of $1.1 billion, with a maturity date of July 10, 2018 and to amend other terms as discussed below. As amended, the maximum availability attributable to the Company includes $740.0 million and $100.0 million of maximum aggregate USD and CAD availability, respectively. The amount which can be borrowed under the ABL Revolver, as amended, is based on the borrowing base and is secured by a first lien on tangible assets which comprise substantially all rental equipment, property, plant and equipment and trade receivables in the US, Canada, the United Kingdom, Australia and New Zealand. At December 31, 2016, the outstanding borrowings under the ABL Revolver are classified as long-term debt as a result of the amendment.

The ABL Revolver, as amended, includes a financial covenant regarding minimum quarterly latest twelve month “Consolidated EBITDA”, as defined in the ABL Revolver, as amended, calculated on an ASG level, but no longer includes the leverage ratio and fixed charge coverage ratio financial covenants discussed above. Additionally, the ABL Revolver, as amended, requires a minimum of $130.0 million of excess availability, and requires minimum cash, on the last day of each month, of $20.0 million with each of these terms being applicable on an ASG level. The ABL and the ABL, as amended, contain restrictions on the payment of dividends by the company.

Borrowings under the ABL Revolver, as amended, bear interest payable on the first day of each quarter for the preceding quarter at a variable rate based on LIBOR or another applicable regional bank rate plus a margin of 3.75%. The ABL Revolver, as amended, requires the payment of an annual commitment fee on the unused available borrowings of between 0.375% and 0.5% per annum. Letters of credit and bank guarantees carry fees of 3.875% of the outstanding balance and reduce the amount of available borrowings.

The ABL Revolver, as amended, includes a letter of credit sublimit of $100.0 million that is subject to the borrowing capacity. The letter of credit sublimit includes $30.0 million and $15.0 million of USD and CAD sublimits, respectively. Letters of credit and bank guarantees carry fees of 3.875% of the outstanding balance and reduce the amount of available borrowings.

Borrowings under the ABL Revolver

Certain subsidiaries of the Company are borrowers and guarantors under ASG’s ABL Revolver which matures July 10, 2018. At December 31, 2016 and 2015, ASG had $853.2 million and $936.6 million outstanding under the ABL Revolver, respectively. The Company has recorded $628.1 million and $694.7 million under the ABL Revolver on its consolidated balance sheet at December 31, 2016 and 2015, respectively. Remaining debt issuance costs of $4,359 and $9,906 at December 31, 2016 and 2015, respectively, are included in the carrying value of debt. The subsidiaries of the Company that are borrowers under the ABL Revolver also guarantee the balance of ASG’s ABL revolver and accordingly have guaranteed $225.1 million and $241.9 million at December 31, 2016 and 2015, respectively, in addition to amounts recorded on the consolidated balance sheets.

The amounts which the Company can borrow under the ABL Revolver, as amended, are based on defined formulas of available US and Canadian assets, principally tangible assets calculated monthly.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

9. Debt  – (continued)

Capital lease and other financing obligations

The Company’s capital lease and financing obligations at December 31, 2016 primarily consisted of $24.3 million associated with an equipment financing arrangement, $22.4 million under sale-leaseback transactions, and $15.0 million of capital leases. The Company’s capital lease and financing obligations are presented net of $1.7 million of debt issuance costs.

The $24.3 million related to the equipment financing arrangement is due in March 2019 and bears interest at 11.1%. Under this arrangement, the Company transferred title and ownership of certain rental equipment, assigned a portion of future lease payments, and can repurchase the rental equipment for one dollar in March 2019. The outstanding amount under this agreement was $20.0 million at December 31, 2015. The agreement was amended in December 2016 to provide for an additional $10.8 million of equipment financing.

In 2016, the Company sold four branch locations in the US for aggregate proceeds of $24.2 million and simultaneously leased the associated properties back from the various purchasers. Due to the terms of the lease agreements, these transactions are treated as financing arrangements. These transactions contain non-recourse financing which is a form of continuing involvement and precludes the use of sale-lease back accounting. The terms of the financing arrangements range from approximately eighteen months to ten years. The interest rates implicit in these financing arrangements is approximately 8.0%.

The Company’s capital leases primarily relate to real estate, equipment and vehicles and have interest rates ranging from 1.0% to 20.7%.

Loss on extinguishment of debt

The Company previously held other debt in the amount of $38.5 million to finance certain rental equipment. This debt was repaid in January 2014 in the amount of $40.8 million including interest and penalties associated with the early termination of the agreement. The Company recognized a loss on extinguishment of debt of $2.3 million for the year ended December 31, 2014 associated with the repayment of this debt.

10. Notes due to affiliates

At December 31, 2015, ASG had outstanding $1,075.0 million of 8.5% and €275.0 million of 9.0%, fixed rate senior secured notes due October 15, 2018 (the “Senior Secured Notes”) and $745.0 million of 10.75%, fixed rate senior unsecured notes due October 15, 2019 (the “Senior Unsecured Notes”). In November 2016, ASG issued $20.0 million of additional 8.5% Senior Secured Notes due October 15, 2018 to a TDR affiliate. As a result of this issuance, as of December 31, 2016, ASG’s total outstanding Senior Secured Notes were $1,095.0 million and €275.0 million. These notes bear interest payable semi-annually on April 15th and October 15th. Certain of ASG’s subsidiaries including the Company and its US and Canadian subsidiaries guarantee the Senior Secured Notes and the Senior Unsecured Notes. The guarantees of the US and Canadian guarantors are secured by a second lien on their tangible assets which comprise substantially all rental equipment, property, plant and equipment and trade receivables in the US and Canada. The Company would be required to perform under the guarantees in the event that ASG fails to repay amounts borrowed under the Senior Secured Notes and the Senior Unsecured Notes and interest and other charges associated therewith, or fails to comply with the provisions of the related indentures.

ASG has distributed its borrowings under the Senior Secured Notes and Senior Unsecured Notes to entities within ASG including the Company through intercompany loans, which are recorded by the Company as notes due to affiliates. Included in the carrying value of amounts due to affiliates are unamortized debt issuance costs of $10,043 and $14,106 at December 31, 2016 and 2015, respectively, charged by ASG to the Company.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

10. Notes due to affiliates  – (continued)

The carrying value of the Company’s amounts due to affiliates at December 31 consisted of the following:

Description	Interest rate	Year of maturity	2016	2015
Note due to affiliate	8.60%	2018	$565,501	$545,501
Note due to affiliate	8.60%	2019	121,782	121,782
Note due to affiliate	5.60%	2016	—	8,343
Debt issuance costs			(10,043)	(14,106)
Total notes due to affiliates			677,240	661,520
Less: current maturities			—	(8,343)
Total long-term notes due to affiliates			$677,240	$653,177

The aggregate annual principal maturities of debt for each of the next five years are as follows: June 2018 — $545,501; October 2018 — $20,000; and October 2019 — $121,782.

Interest expense of $58,756, $58,148 and $57,578 associated with these notes payable is reflected in interest expense in the consolidated statement of comprehensive loss for the years ended December 31, 2016, 2015 and 2014, respectively. Interest on the notes payable is payable on a semi-annual basis. Accrued interest of $24,682 and $19,852 associated with these notes payable is reflected in accrued interest in the consolidated balance sheet at December 31, 2016 and 2015, respectively.

The Company’s parent, ASG, has the intent and the ability to modify the due dates of the facilities. Classification in the consolidated balance sheets is based on the expectation of when payments will be made.

The fair value of the Company’s notes due to affiliates was $581.8 million and $453.9 million at December 31, 2016 and 2015, respectively. The notes due to affiliates are a level 2 instrument that was valued using similar publicly-traded instruments with a readily-available market value as a proxy.

11. Other non-current liabilities

Other non-current liabilities at December 31 consisted of the following:

	2016	2015
Employee benefits	$150	$150
Contingent consideration	—	4,581
Other long-term liabilities	12,967	12,453
	$13,117	$17,184

12. Equity

Common Stock

The Company has 1,275 shares of common stock issued and outstanding, out of 2,000 shares of common stock authorized to be issued.

All, or in certain cases a majority, of the issued and outstanding shares of the Company and each of its subsidiaries are pledged to secure obligations under the ABL Revolver, as amended, and Senior Secured Notes.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

12. Equity  – (continued)

Accumulated other comprehensive loss

Accumulated other comprehensive loss at December 31 consisted of the following:

	2016	2015
Accumulated other comprehensive loss, net of tax:
Foreign currency translation adjustment	$(56,928)	$(55,645)

13. Income taxes

The components of income tax benefit (expense) for the years ended December 31, 2016, 2015 and 2014 are comprised of the following:

	2016	2015	2014
US Federal and State
Current	$(1,196)	$(2,988)	$(295)
Deferred	10,102	45,215	20,244
Outside of US
Current	1,794	191	(6,448)
Deferred	258	(814)	(324)
Total income tax benefit	$10,958	$41,604	$13,177

Income tax results differed from the amount computed by applying the United States statutory income tax rate of 35% to the loss before income taxes for the following reasons for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
Income (loss) before income tax
United States	$(32,619)	$(106,056)	$(129,396)
Non-U.S.	(9,275)	(7,135)	27,612
Total loss before income tax	$(41,894)	$(113,191)	$(101,784)
U.S. Federal statutory income tax benefit	$14,663	$39,617	$35,624
Effect of tax rates in foreign jurisdictions	(669)	(695)	2,616
State income tax benefit (expense), net of federal benefit	700	5,070	1,993
Non-deductible items, net	(185)	(739)	(1,450)
Non-deductible monitoring fee	(1,938)	(906)	(2,508)
Unremitted foreign earnings	1,585	(291)	2,053
Target earnout	1,603	17,675	(16,980)
Non-deductible goodwill impairment	(1,920)	(12,409)	—
Valuation allowances	36	(952)	(1,956)
Non-deductible deferred financing fees	(1,465)	(1,541)	(1,748)
Non-deductible stewardship	(1,855)	(2,256)	(4,542)
Other	403	(969)	75
Reported income tax benefit	$10,958	$41,604	$13,177
Effective income tax rate	26%	37%	13%

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

13. Income taxes  – (continued)

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as from net operating loss and carryforwards. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2016	2015
Deferred tax assets
Loans and borrowings	$138,451	$138,311
Employee benefit plans	2,895	2,849
Other liabilities	3,839	6,134
Currency losses, net	12,895	8,751
Deferred revenue	37,377	40,131
Other – net	5,513	4,460
Tax loss carryforwards	7,009	7,480
Deferred tax assets, gross	207,979	208,116
Valuation allowance	(1,412)	(1,495)
Net deferred income tax asset	206,567	206,621
Deferred tax liabilities
Rental equipment and other property, plant, and equipment	(257,514)	(265,033)
Intangible assets	(18,378)	(20,053)
Foreign earnings	(16,944)	(17,963)
Deferred tax liability	(292,836)	(303,049)
Net deferred income tax liability	$(86,269)	$(96,428)

Tax loss carryforwards totaled $84.8 million at December 31, 2016. All tax loss carryforwards expire between 2017 and 2036. The availability of these tax losses to offset future income varies by jurisdiction. Furthermore, the ability to utilize the tax losses may be subject to additional limitations upon the occurrence of certain events, such as a change in the ownership of the Company. A valuation allowance has been established against the deferred tax assets of certain of the Company’s tax loss carryforwards to the extent it is not more likely than not they will be realized.

The Company’s tax loss carryforwards are as follows at December 31, 2016 (in millions):

Jurisdiction	Loss Carryforward	Expiration	Valuation Allowance
United States	$76.1	2017 – 2036	None
Mexico	8.5	2017 – 2027	None
Canada	0.2	2017 – 2036	100%
Total	$84.8

Undistributed earnings of certain of the Company’s foreign subsidiaries amount to approximately $70.0 million at December 31, 2016. $44.3 million of those undistributed earnings are not considered indefinitely reinvested or have already been subject to tax at the applicable Company parent, and as a result the Company has recorded $16.9 million of deferred taxes at December 31, 2016. The remaining $25.7 million of those earnings are considered indefinitely reinvested and accordingly no income taxes have been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company could be subject to potential additional income taxes. Determination of the amount of unrecognized deferred income taxes on such earnings is not practicable due to the complexities associated with its hypothetical calculation.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

13. Income taxes  – (continued)

Unrecognized Tax Positions

The Company is subject to taxation in United States, Canada, Mexico and state jurisdictions. The Company’s tax returns are subject to examination by the applicable tax authorities prior to the expiration of statute of limitations for assessing additional taxes, which generally ranges from two to five years after the end of the applicable tax year. Therefore, as of December 31, 2016, tax years for 2011 through 2016 generally remain subject to possible examination by the tax authorities. In addition, in the case of certain tax jurisdictions in which the Company has loss carryforwards, the tax authority in some of these jurisdictions may examine the amount of the tax loss carryforward based on when the loss is utilized rather than when it arises. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2016	2015	2014
Unrecognized tax benefits – January 1,	$65,079	$61,389	$59,450
Increases based on tax positions related to current period	818	1,182	2,024
Change to positions that only affect timing	(14)	(5)	—
Increases based on tax positions related to prior period	32	2,723	—
Decreases based on tax positions related to prior period	(4,061)	(210)	(85)
Unrecognized tax benefits – December 31,	$61,854	$65,079	$61,389

At December 31, 2016, 2015, and 2014, there are $59.3 million, $62.5 million, and $58.8 million of unrecognized tax benefits that, if recognized, would affect the annual effective tax rate.

The Company classifies interest on tax deficiencies and income tax penalties within income tax expense. During the years ended December 31, 2016, 2015, and 2014, the Company recognized approximately $96, $71, and $34 in interest and penalties, respectively. The Company had approximately $245 and $145 for the payment of interest and penalties accrued at December 31, 2016 and 2015, respectively.

Future tax settlements or statute of limitation expirations could result in a change to the Company’s uncertain tax positions. The Company believes, that the reasonably possible total amount of unrecognized tax benefits, as of December 31, 2016, that could increase or decrease in the next 12 months as a result of various statute expirations, audit closures and/or tax settlements would not be material.

14. Fair value

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The Company has assessed that the fair value of cash and short-term deposits, trade receivables, trade payables, bank overdrafts, other current liabilities, and other debt approximate their carrying amounts largely due to the short-term maturities of these instruments.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

14. Fair value  – (continued)

The carrying amounts and fair values of financial assets and liabilities, including their level in the fair value hierarchy, are as follows:

	Carrying Amount	Fair Value
December 31, 2016		Level 1	Level 2	Level 3
Financial assets (liabilities) not measured at fair value
ABL facility	$(623,715)	$—	$(628,074)	$—
Total	$(623,715)	$—	$(628,074)	$—

	Carrying Amount	Fair Value
December 31, 2015		Level 1	Level 2	Level 3
Financial assets (liabilities) measured at fair value
Contingent consideration	$(4,582)	$—	$—	$(4,582)
Total	$(4,582)	$—	$—	$(4,582)
Financial assets (liabilities) not measured at fair value
ABL facility	(684,809)	—	(694,715)	—
Total	$(684,809)	$—	$(694,715)	$—

There were no transfers of financial instruments between the three levels of the fair value hierarchy during the years ended December 31, 2016 and 2015.

ABL Revolver

The fair value of the Company’s ABL Revolver is primarily based upon observable market data such as market interest rates.

Notes due from affiliates and Notes due to Affiliates

The fair value of the notes due from affiliates and the notes due to affiliates is discussed in further detail in Notes 6 and 10, respectively.

Contingent consideration

In connection with its acquisition of Target Logistics Management, LLC (“Target Logistics”), the Company entered into an earnout agreement (the “Earnout Agreement”), which provides for contingent consideration (the “Target Earnout”) to the former owners of Target Logistics upon an exit event. The contingent consideration under the Earnout Agreement is dependent on cumulative value creation over the years between the acquisition and an exit event, as defined in the Earnout Agreement. Amounts payable under the Earnout Agreement upon an exit event are to be paid in shares of Holdings if such cumulative value creation goals are achieved. At December 31, 2016 and December 31, 2015 the fair value of the Target Earnout liability was $0 and $4,582, respectively. Changes to the fair value of the Target Earnout are recorded in the statement of comprehensive loss in change in fair value of contingent consideration. The Company recorded income as a result of the reduction in fair value of $4,581 and $50,500 for the years ended December 31, 2016 and 2015, respectively. The Company recorded expense, as a result of the increase in fair value, of $48,515 for the year ended December 31, 2014.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

14. Fair value  – (continued)

The Target Earnout is based on the future amounts of EBITDA and capital expenditures of Target Logistics and the future EBITDA exit multiple value of Target Logistics or the Company at an exit event. In 2015, the Company re-evaluated the weighting of the alternate types of exit events, as defined in the Target Earnout, which was the primary cause for the change in the fair value of the contingent consideration recorded. The Company extends the estimated years (term) to exit to reflect ASG’s strategic priorities. At December 31, 2016, 2015, and 2014, the following key assumptions were utilized in developing the contingent consideration liability:

Inputs	December 31, 2016	December 31, 2015	December 31, 2014
EBITDA volatility	43.0%	23.0%	32.0%
Discount rate	13.5%	12.3%	11.5%
Exit multiple	6.0x	9.4x	11.0x
Estimated years (Term) to exit	0.75 – 1.75	0.75 – 2.25	0.75 – 2.25

An increase in the exit multiple of 1.0x at December 31, 2016 and 2015 would result in increases in the fair value of the contingent consideration of zero and $3.0 million, respectively.

15. Restructuring

The Company incurred costs of $2,810, $9,185 and $681 during the years ended December 31, 2016, 2015 and 2014, respectively, associated with restructuring plans designed to streamline operations and reduce costs. The $681 incurred in 2014 was paid during 2014 without further accruals or reversals.

The following is a summary of the activity in the restructuring accrual activity for each year:

	Employee termination costs	Impairment of long-lived assets	Total
Balance at December 31, 2014	$—	$—	$—
Charges during the period	7,303	1,882	9,185
Cash payments during the period	(5,204)	—	(5,204)
Non-cash utilization	—	(1,882)	(1,882)
Foreign currency & other	(44)	—	(44)
Balance at December 31, 2015	2,055	—	2,055
Charges during the period	2,810	—	2,810
Cash payments during the period	(3,092)	—	(3,092)
Foreign currency & other	20	—	20
Balance at December 31, 2016	$1,793	$—	$1,793

The 2016 restructuring charges relate primarily to employee termination costs. As part of the restructuring plan, certain employees were required to render future service in order to receive their termination benefits. The termination costs associated with these employees will be recognized over the period from the date of communication of termination to the employee to the actual date of termination.

The 2015 restructuring costs relate primarily to employee termination costs and impairments of long-lived assets to be disposed of to reduce the carrying value to their estimated fair value. As part of the restructuring plan initiated during 2015, certain employees were required to render future service in order to receive their termination benefits. The termination costs associated with these employees was recognized over the period from the date of communication of termination to the employee to the actual date of termination.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

15. Restructuring  – (continued)

The Company anticipates that the remaining actions contemplated under the $1,793 accrual as of December 31, 2016, will be substantially completed during 2017.

Segments

The $2,810 of restructuring charges for the year ended December 31, 2016 includes: $246 of charges pertaining to the Modular — US segment; $401 of charges pertaining to the Modular — Other North America segment; and $2,163 of charges pertaining to Corporate.

The $9,185 of restructuring charges for the year ended December 31, 2015 includes: $5,532 of charges pertaining to the Modular — US segment; $1,816 of charges pertaining to the Modular — Other North America segment; and $1,837 of charges pertaining to Corporate.

The $681 of restructuring charges for the year ended December 31, 2014 pertains to the Modular — US segment.

16. Long-term Incentive Plan

ASG maintains a management incentive plan (the “Plan”), which includes participants who are employees or former employees of the Company. Participants in the Plan received shares of Algeco Scotsman Management S.C.A. (“ASM”), a subsidiary of Holdings outside of ASG. Other than the potential payout described below, holders of shares of ASM have no rights.

Participants in the Plan are entitled to a payout, the amount of which depends on the enterprise value (“EV”) of ASG at a sale (of all equity securities or substantially all assets), listing or liquidation (“Exit”). The payout increases as the EV increases and is payable in either cash or shares depending on the level of EV. The share-based payment awards under the Plan are considered to contain both service conditions, as a result of vesting requirements over three or four years and performance conditions and the performance conditions would not be considered probable until an Exit occurs. Therefore, the Company has not recognized any compensation expense related to the Plan in the consolidated financial statements.

In June 2014, ASG implemented a long term cash incentive plan (“LTCIP”) for active employees who participate in the Plan. The LTCIP is a cash award plan with annual allocations to a bonus pool based on the annual performance of ASG and is payable, in certain circumstances, on an Exit which, for purposes of the LTCIP does not include a liquidation. Participants vest over a four-year period beginning with the effective date of their award and fully vest at an Exit if an Exit occurs prior to the completion of vesting. At an Exit, a participant will receive the higher of the award under the Plan or the LTCIP. Payment will be made under the Plan first with any additional amount, if applicable, paid from LTCIP. Any amounts payable under the LTCIP are payable in cash. The awards under the LTCIP are considered to contain both service and performance conditions and the performance conditions would not be considered probable until an Exit occurs. Therefore, the Company has not recognized any compensation expense related to the LTCIP in its consolidated financial statements.

The estimated fair value of the payout, based upon the estimated EV of ASG, under the Plan and the LTCIP upon an Exit that would be associated with the Company’s participants was $28,176 and $31,102 at December 31, 2016 and 2015, respectively.

17. Commitments and contingencies

Commitments

The Company leases certain equipment, vehicles and real estate under non-cancellable operating leases, the terms of which vary and generally contain renewal options. Total rent expense under these leases is recognized ratably over the initial term of the lease. Any difference between the rent payment and the straight-line expense is recorded as a liability.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

17. Commitments and contingencies  – (continued)

Rent expense included in the consolidated statements of comprehensive loss for cancelable and non-cancelable leases was $26,999, $32,668 and $26,452 for the years ended December 31, 2016, 2015 and 2014, respectively.

Future minimum lease payments at December 31, 2016, by year and in the aggregate, under non-cancelable operating leases are as follows:

Operating Leases
2017	$17,541
2018	13,527
2019	9,620
2020	7,567
2021	6,412
Thereafter	15,235
Total	$69,902

At December 31, 2016 and 2015, commitments for the acquisition of rental equipment and property, plant and equipment were $5,261 and $3,538, respectively.

Contingencies

Legal claims

The Company is involved in various lawsuits or claims in the ordinary course of business. Management is of the opinion that there is no pending claim or lawsuit which, if adversely determined, would have a material impact on the Company’s financial condition, results of operations or cash flows.

18. Segment Reporting and Geographic Areas

Business Segments

The Company operates in two principal lines of business; modular leasing and sales and remote accommodations which are managed separately. The remote accommodations business in North America (“Remote Accommodations”) is considered a single operating segment. Modular leasing and sales is comprised of two operating segments: US and Other North America. The US modular operating segment (“Modular — US”) is comprised of the US (excluding Alaska). The Other North America operating segment (“Modular — Other North America”) is comprised of: Canada (including Alaska) and Mexico. Corporate and other includes eliminations of costs and revenue between segments and the costs of certain corporate functions not directly attributable to the underlying segments. Total assets for each reportable segment are not available because the Company utilizes a centralized approach to working capital management.

Accounting policies for measuring segment operations and assets are consistent with those described in Note 1. Transactions between reportable segments are not significant.

The Company evaluates business segment performance on Adjusted EBITDA, which excludes certain items as described in the reconciliation of WSII’s consolidated net loss before tax to Adjusted EBITDA reconciliation below. Management believes that evaluating segment performance excluding such items is meaningful because it provides insight with respect to intrinsic operating results of the Company.

The Company also regularly evaluates gross profit by segment to assist in the assessment of its operational performance. The Company considers Adjusted EBITDA to be the more important metric because it more fully captures the business performance of the segments, inclusive of indirect costs.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

18. Segment Reporting and Geographic Areas  – (continued)

The following tables set forth certain information regarding each of the Company’s reportable segments for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31, 2016
	Modular – US	Modular – Other North America	Remote Accommodations	Corporate & other	Consolidated
Revenues
Leasing and services revenue:
Modular leasing	$238,159	$45,984	$—	$(593)	$283,550
Modular delivery and installation	74,410	7,635	—	(153)	81,892
Remote accommodations	—	—	149,467	—	149,467
Sales:
New units	34,812	4,416	—	—	39,228
Rental units	18,115	3,969	—	(142)	21,942
Total revenues	365,496	62,004	149,467	(888)	576,079
Costs
Cost of leasing and services:
Modular leasing	68,477	7,039	—	—	75,516
Modular delivery and installation	68,718	6,641	—	—	75,359
Remote accommodations	—	—	52,030	(885)	51,145
Cost of sales:
New units	24,427	3,245	—	(3)	27,669
Rental units	7,995	2,899	—	—	10,894
Depreciation on rental equipment	56,883	12,098	36,300	—	105,281
Gross profit	$138,996	$30,082	$61,137	$—	$230,215
Adjusted EBITDA	$103,798	$24,360	$83,553	$(20,759)	$190,952
Other selected data
Selling, general and administrative expense	$92,074	$17,841	$13,883	$29,178	$152,976
Other depreciation and amortization	$6,235	$1,115	$5,029	$1,669	$14,048
Capital expenditures for rental fleet	$60,418	$3,550	$5,102	$—	$69,070

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

18. Segment Reporting and Geographic Areas  – (continued)

	Year ended December 31, 2015
	Modular – US	Modular – Other North America	Remote Accommodations	Corporate & other	Consolidated
Revenues
Leasing and services revenue:
Modular leasing	$225,301	$75,612	$—	$(701)	$300,212
Modular delivery and installation	71,986	11,117	—	—	83,103
Remote accommodations	—	—	181,692	—	181,692
Sales:
New units	43,193	11,166	—	—	54,359
Rental units	12,168	3,493	—	—	15,661
Total revenues	352,648	101,388	181,692	(701)	635,027
Costs
Cost of leasing and services:
Modular leasing	69,226	10,855	—	—	80,081
Modular delivery and installation	67,836	10,124	—	—	77,960
Remote accommodations	—	—	73,748	(642)	73,106
Cost of sales:
New units	34,733	8,952	—	(59)	43,626
Rental units	7,716	2,539	—	—	10,255
Depreciation on rental equipment	64,894	13,199	29,551	380	108,024
Gross profit	$108,243	$55,719	$78,393	$(380)	$241,975
Adjusted EBITDA	$85,448	$45,495	$94,847	$(21,499)	$204,291
Other selected data
Selling, general and administrative expense	$88,088	$23,561	$13,375	$27,428	$152,452
Other depreciation and amortization	$6,457	$1,248	$6,193	$14,970	$28,868
Capital expenditures for rental fleet	$98,135	$16,285	$62,552	$—	$176,972

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

18. Segment Reporting and Geographic Areas  – (continued)

	Year ended December 31, 2014
	Modular – US	Modular – Other North America	Remote Accommodations	Corporate & other	Consolidated
Revenues
Leasing and services revenue:
Modular leasing	$211,018	$98,319	$—	$(449)	$308,888
Modular delivery and installation	70,212	13,152	—	—	83,364
Remote accommodations	—	—	139,468	—	139,468
Sales:
New units	58,536	29,338	—	—	87,874
Rental units	18,660	6,165	—	—	24,825
Total revenues	358,426	146,974	139,468	(449)	644,419
Costs
Cost of leasing and services:
Modular leasing	67,360	11,504	—	—	78,864
Modular delivery and installation	63,195	10,475	—	—	73,670
Remote accommodations	—	—	67,843	(475)	67,368
Cost of sales:
New units	46,698	22,587	—	27	69,312
Rental units	12,726	4,035	—	(1)	16,760
Depreciation on rental equipment	53,490	13,566	21,628	913	89,597
Gross profit	$114,957	$84,807	$49,997	$(913)	$248,848
Adjusted EBITDA	$84,103	$74,817	$55,213	$(32,712)	$181,421
Other selected data
Selling, general and administrative expense	$84,337	$23,511	$16,410	$37,708	$161,966
Other depreciation and amortization	$5,933	$1,339	$6,558	$18,991	$32,821
Capital expenditures for rental fleet	$21,511	$37,712	$49,022	$—	$108,245

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

18. Segment Reporting and Geographic Areas  – (continued)

The following table presents a reconciliation of WSII’s consolidated loss before income tax to Adjusted EBITDA:

	Year Ended December 31,
	2016	2015	2014
Loss before income tax	$(41,894)	$(113,191)	$(101,784)
Interest expense, net	86,789	83,039	82,917
Depreciation and amortization	119,329	136,892	122,418
Currency (gains) losses, net	13,098	12,122	17,557
Change in fair value of contingent considerations	(4,581)	(50,500)	48,515
Goodwill and other impairment charges	5,532	118,840	2,849
Restructuring costs	2,810	9,185	681
Loss on extinguishment of debt	—	—	2,324
Other expense	9,869	7,904	5,944
Adjusted EBITDA	$190,952	$204,291	$181,421

Assets related to our reportable segments include the following:

	Modular – US	Modular – Other North America	Remote Accommodations	Corporate & other	Consolidated
As of December 31, 2016:
Goodwill	$—	$56,811	$—	$—	$56,811
Other intangibles, net	$—	$—	$28,523	$125,000	$153,523
Rental equipment, net	$631,643	$183,255	$189,619	$—	$1,004,517
As of December 31, 2015:
Goodwill	$—	$61,776	$—	$—	$61,776
Other intangibles, net	$—	$—	$32,722	$125,000	$157,722
Rental equipment, net	$638,619	$193,967	$220,277	$—	$1,052,863

Geographic Areas

The Company has net sales and long-lived assets in the following geographic areas:

	United States	Canada	Mexico	Consolidated
2016
Total Revenue	$527,596	$35,401	$13,082	$576,079
Long-lived assets	$945,161	$129,848	$18,022	$1,093,031
2015
Total Revenue	$555,537	$61,953	$17,537	$635,027
Long-lived assets	$995,178	$132,434	$22,970	$1,150,582
2014
Total Revenue	$516,179	$108,477	$19,763	$644,419
Long-lived assets	$949,152	$167,410	$27,782	$1,144,344

Long-lived assets include rental equipment, property, plant and equipment, net of accumulated depreciation.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

18. Segment Reporting and Geographic Areas  – (continued)

The following table presents revenue by major product and service line.

	Year Ended December 31
	2016	2015	2014
Modular space leasing revenue(1)	$256,123	$273,763	$281,757
Portable storage leasing revenue	18,439	19,224	19,379
Other leasing-related revenue	8,988	7,225	7,752
Modular leasing revenue	283,550	300,212	308,888
Modular delivery and installation revenue	81,892	83,103	83,364
Remote accommodations leasing revenue	79,957	73,332	2,239
Remote accommodations service revenue	69,510	108,360	137,229
Total leasing and services revenue	514,909	565,007	531,720
New unit sales	39,228	54,359	87,874
Rental unit sales	21,942	15,661	24,825
Total revenues	$576,079	$635,027	$644,419

(1)	Includes leasing revenue for VAPS

19. Related parties

The related party balances included in the Company’s consolidated balance sheet at December 31 consisted of the following:

Description	Financial statement Line Item	2016	2015
Receivables due from affiliates	Prepaid Expenses and other current assets	$19,950	$21,189
Interest receivable on notes due from affiliates	Prepaid Expenses and other current assets	10,042	9,204
Current portion of notes due from affiliates	Current portion of notes due from affiliates	—	202,922
Notes due from affiliates	Notes due from affiliates	256,625	66,966
Amounts due to affiliates	Accrued liabilities	(961)	(1,713)
Accrued interest on notes due to affiliates	Accrued interest	(24,682)	(19,852)
Current portion of notes due to affiliates	Current portion of notes due to affiliates	—	(8,343)
Long-term notes due to affiliates	Long-term notes due to affiliates	(677,240)	(653,177)
	Total related party liabilities, net	$(416,266)	$(382,804)

The related party transactions included in the Company’s consolidated statement of comprehensive loss for the years ended December 31 consisted of the following:

Description	Financial statement line item	2016	2015	2014
Management fees and recharge (income) expense on transactions with affiliates	Selling, general & administrative expenses	$3,894	$(436)	$2,675
Interest income on notes due from affiliates	Interest income	(10,228)	(9,778)	(9,529)
Interest expense on notes due to affiliates	Interest expense	58,756	58,148	57,578
	Total related party expenses, net	$52,422	$47,934	$50,724

Additionally, the Company had capital expenditures of rental equipment purchased from related party affiliates of $482, $4,620, and zero for the years ended December 31, 2016, 2015, and 2014, respectively.

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

20. Subsequent events

Senior Secured Notes with TDR Affiliate

In May 2017, ASG entered into a senior secured loan agreement with an affiliate of TDR, maturing October 15, 2018. The agreement provides for borrowings in an aggregate amount of up to $75.0 million; of which, the full amount was drawn by the Company as of the date of issuance of these financial statements. The Company is required to pay interest in cash on loans outstanding under the agreement at an interest rate of 8.5% per annum, payable semi-annually. The agreement contains covenants and events of default and complies with the terms of the Company’s long-term financing arrangements.

Iron Horse Transaction

On July 31, 2017, an affiliate of TDR acquired substantially all the assets, and assumed certain liabilities, of Iron Horse Managing Services, LLC and Iron Horse Ranch Yorktown, LLC (together, “Iron Horse Ranch”). Concurrently with the acquisition, the TDR affiliate entered into certain agreements with Target Logistics, pursuant to which Target Logistics will manage Iron Horse Ranch.

Agreement to Sell North American Modular Business and ABL amendment

On August 21, 2017, ASG announced that it and certain of its subsidiaries have entered into a definitive agreement (the “Stock Purchase Agreement”) with Double Eagle Acquisition Corp., a publicly traded special purpose acquisition company (“DEAC”), to sell its North American modular space and portable storage operations to Williams Scotsman Holdings Corp. (“Holdco”), a newly-formed subsidiary of DEAC (the “Transaction”).

The Transaction will be effected through the sale of all of the outstanding shares of Williams Scotsman International, Inc. (“WSII” and together with its subsidiaries, “Williams Scotsman”) to Holdco, at which time, Williams Scotsman will operate independently of ASG (ASG after giving effect to the sale of Williams Scotsman and the other transactions described in this section is hereinafter referred to as the “Remaining Algeco Business”).

Pursuant to the Stock Purchase Agreement, ASG will sell Williams Scotsman for an aggregate purchase price of $1.1 billion, of which $1.0215 billion shall be paid in cash (the “Cash Consideration”) to ASG or used to repay certain indebtedness of ASG (as described in more detail below) and the remaining $78.5 million shall be paid in the form of a 10% common equity interest in Holdco (the “Stock Consideration” and together with the Cash Consideration, the “Purchase Consideration”). ASG will have the right (but not the obligation) to require TDR to purchase all, but not less than all, of the Stock Consideration for $78.5 million at any time during the first twelve months after the closing of the transaction. The Stock Consideration will be exchangeable, at the option of ASG or its permitted transferees, pursuant to the terms of an exchange agreement, for shares of common stock of DEAC.

Prior to completing the Transaction, ASG will conduct a carve-out transaction in its North American business to carve-out certain assets related to the remote accommodation business in the United States and Canada (Target Logistics) from Williams Scotsman and incorporate this division into the Remaining Algeco Business. As a result, the Remaining Algeco Business will consist of all of ASG’s operations in Europe, Asia Pacific and Target Logistics. In connection therewith, Williams Scotsman and DEAC will enter into a transition services agreement with ASG to ensure the orderly transition of the Williams Scotsman business to DEAC.

Furthermore, on August 21, 2017, and in connection with the Transaction, ASG and the other parties thereto entered into an amendment to the ABL Revolver to (i) permit the sale of Williams Scotsman to Holdco, (ii) permit the acquisition by ASG of all of the equity interests or all or substantially all of the assets of Iron Horse Ranch (“Iron Horse”), (iii) permit the acquisition by ASG of Touax’s European Modular Division (“Touax”), (iv) reduce the commitments under the US revolving facility provided pursuant to the ABL Revolver to $150.0 million and make a related prepayment under the US revolving facility, (v) repay the

Williams Scotsman International, Inc.

Notes to Consolidated Financial Statements
(amounts in thousands, unless stated otherwise)

20. Subsequent events  – (continued)

Canadian revolving facility provided pursuant to the ABL Revolver and terminate the related Canadian revolver commitment, (vi) reduce the revolving commitments under the Australia/New Zealand revolving facility provided pursuant to the ABL Revolver to $120.0 million and (vii) effect certain other amendments, releases and consents to the ABL Revolver (the “ABL Revolver Amendment”). The closing of the ABL Revolver Amendment is conditional upon, and will occur simultaneously with, the closing of the Transaction.

In connection with the Transaction, ASG (i) will repay or will direct WSII to use approximately $625.0 million of the Cash Consideration to prepay certain amounts outstanding under the US revolving facility established pursuant to the ABL Revolver, (ii) will use approximately $40.0 million of the Cash Consideration to prepay in full all amounts outstanding under the Canadian revolving credit facility established pursuant to the ABL Revolver and (iii) will use approximately $10.0 million to repay outstanding letters of credits of its direct subsidiaries, in each case assuming that the Transaction will close in October 2017. It is currently anticipated that ASG will use a portion of the remaining Cash Consideration to finance the previously announced acquisitions of Iron Horse and Touax, respectively.

Immediately following the Transaction, the entities comprising Williams Scotsman will no longer be subsidiaries of ASG. Accordingly, the entities comprising Williams Scotsman will no longer be obligors under, or guarantee any of, the Remaining Algeco Business’s outstanding indebtedness and the liens on the stock and assets of such entities securing the Remaining Algeco Business’s outstanding indebtedness will be released.

Through a limited liability company incorporated under the laws of Luxembourg, which is principally owned by an investment fund managed by TDR, TDR holds a majority interest in ASG and is also expected to hold a minority interest in DEAC, following the Transaction. The closing of the Transaction is subject to a number of conditions including the approval of the Transaction by the requisite number of stockholders of DEAC, a financing condition, applicable regulatory clearances and other customary closing conditions. Failure to satisfy any of the aforementioned conditions could result in the Transaction not being completed on a timely basis, or at all. In the event that the Transaction is not consummated by December 19, 2017 (or such other date as is agreed in writing between the parties to the Stock Purchase Agreement), the Stock Purchase Agreement may be terminated by either party. The Stock Purchase Agreement contains customary representations and warranties and provides for limited post-closing indemnification of Holdco regarding certain matters by ASG.

Subsequent events evaluation

The Company has evaluated subsequent events through September 6, 2017, the date of issuance of these financial statements, and determined that no subsequent events had occurred that would require recognition in its consolidated financial statements for the year ended December 31, 2016 and that, other than the matters discussed above and the matters discussed in Note 9, no subsequent events have occurred that would require disclosure in the notes thereto.

ANNEX A

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

dated as of August 21, 2017,

among

ALGECO SCOTSMAN GLOBAL S.À: R.L.,

ALGECO SCOTSMAN HOLDINGS KFT.,

DOUBLE EAGLE ACQUISITION CORP.

and

WILLIAMS SCOTSMAN HOLDINGS CORP.

ARTICLE

i

ii

iii

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of August 21, 2017, is made by and among Algeco Scotsman Global S.à r.l., a Luxembourg société à responsabilité limitée (“Algeco Global”), Algeco Scotsman Holdings Kft., a Hungarian limited liability company (“Algeco Holdings” and together with Algeco Global, each a “Seller” and, collectively, the “Sellers”), Double Eagle Acquisition Corp., a Cayman Islands exempted company (which shall domesticate as a Delaware corporation prior to the Closing) (the “Parent Acquiror”), and Williams Scotsman Holdings Corp., a Delaware corporation (the “Holdco Acquiror” and together with the Parent Acquiror, collectively, the “Acquirors”). The Sellers and the Acquirors are referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, the Parent Acquiror is a special purpose acquisition company incorporated to acquire one or more operating businesses through a business combination;

WHEREAS, prior to the Closing (as defined below) and subject to the conditions of this Agreement, the Parent Acquiror shall domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended, and Article 206 of the Cayman Islands Companies Law (2016 Revision) (the “Domestication”);

WHEREAS, the Holdco Acquiror is a wholly owned subsidiary of the Parent Acquiror formed for purposes of effectuating the Transactions contemplated hereby;

WHEREAS, on the date hereof, Algeco/Scotsman Holding S.à r.l., a Luxembourg société à responsabilité limitée (“A/S Holding”), and the Sellers collectively own of record all of the issued and outstanding shares of common stock, par value $0.01 (the “Company Common Stock”), of Williams Scotsman International, Inc., a Delaware corporation (the “Company”);

WHEREAS, prior to the Closing (as defined below) and subject to the conditions of this Agreement, A/S Holding will contribute all of the shares of Company Common Stock held by A/S Holding to Algeco Global;

WHEREAS, the Parties desire that, subject to the terms and conditions hereof, the Holdco Acquiror will purchase from the Sellers, and the Sellers will sell to the Holdco Acquiror, in each case on a pro rata basis in accordance with each Seller’s respective ownership of the Company Common Stock as specifically set forth in Section 3.03(a), all of the issued and outstanding Company Common Stock (the “Shares” and such purchase and sale of the Shares, the “Share Sale”);

WHEREAS, prior to the Closing, the Sellers will cause the Company to spin off or otherwise dispose of Target Logistics Management LLC and its Subsidiaries and Chard Camp Catering Service Ltd. (such spin-off or other disposition, the “Carve-out Transaction”);

WHEREAS, prior to the Closing: (a) TDR Capital II Holdings L.P. or its affiliates (the “TDR Investor”), shall, pursuant to a subscription agreement substantially on the terms set forth in Exhibit B (the “Subscription Agreement”), contribute cash to the Parent Acquiror in exchange for shares of the Parent Acquiror, which amount will vary depending upon the amount of cash in the Trust Account as of the Closing Date; provided that in no event shall such contribution exceed $500 million (the “Equity Investment”); and (b) the Company will seek to obtain the Debt Financing (as defined below);

WHEREAS, at or prior to the Closing (a) the Parent Acquiror, Founders and the TDR Investor will execute and deliver the earnout agreement in substantially the form attached hereto as Exhibit C (the “Earnout Agreement”); (b) the Parent Acquiror, Founders and escrow agent will execute and deliver the escrow agreement in substantially the form attached hereto as Exhibit D (the “Escrow Agreement”); (c) the Acquirors, the Company and Algeco Global will enter into the transition services agreement in substantially the form attached hereto as Exhibit E (the “Transition Services Agreement”); (d) the Parent Acquiror and the TDR Investor will enter into the nominating agreement in substantially the form attached hereto as Exhibit F (the “Nominating Agreement”); (e) the Parent Acquiror and the TDR Investor will enter into the registration rights agreement in substantially the form attached hereto as Exhibit G (the “Registration Rights Agreement”); (f) the Company, the Holdco Acquiror and A/S Holding will enter into that certain co-existence agreement in substantially the form attached hereto as Exhibit H (the “IP Agreement”); (g) each Seller and the Acquirors will enter into an exchange agreement based on the term sheet attached hereto as Exhibit I (the “Exchange Agreement”); and (h) each Seller and the Acquirors will enter into a shareholders agreement based on the term sheet attached hereto as Exhibit J (the “Shareholders Agreement”);

WHEREAS, the Share Sale and certain of the other Transactions are contingent upon, among other things, obtaining the Acquiror Shareholder Approvals, and the board of directors of the Parent Acquiror has unanimously determined that the Transactions are in the best interests of the Parent Acquiror and its shareholders and adopted resolutions approving the Transactions and Transaction Agreements and has resolved to recommend that its shareholders approve the same;

WHEREAS, the board of directors of each of the Sellers has unanimously determined that the Transactions are in the best interests of each of the Sellers and the Company and respectively adopted resolutions approving the Transaction Agreements and the Transactions;

WHEREAS, the shareholders of Algeco Holdings have unanimously determined that the Transactions are in the best interests of Algeco Holdings and adopted resolutions approving the Transaction Agreements to which Algeco Holdings is a party and the consummation of the Transactions contemplated thereby; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Share Sale, and to prescribe various conditions to the Share Sale.

NOW, THEREFORE, in consideration for the premises and mutual covenants, representations, warranties and agreements hereinafter set forth, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01. Certain Defined Terms.  Capitalized terms used in this Agreement shall have the meanings specified in Exhibit A to, or elsewhere in, this Agreement.

ARTICLE II
PURCHASE AND SALE

Section 2.01. Share Sale.  Subject to the terms and conditions set forth herein, at the Closing, the Sellers shall sell to the Holdco Acquiror, and the Holdco Acquiror shall purchase from the Sellers, the Shares, in each case on a pro rata basis in accordance with each Seller’s ownership of the Company as specifically set forth in Section 3.03(a), for the consideration specified in Section 2.02.

Section 2.02. Purchase Price.  The aggregate purchase price for the Shares is $1.1 billion (which amount is inclusive of the amounts required to pay third party and intercompany indebtedness as of the Closing as contemplated by Section 2.03(a)(i)(x) and (y)), of which $1.021 billion shall be paid in cash to the Sellers and directly to repay indebtedness as contemplated by Section 2.03(a)(i)(x) and (y) (the “Cash Consideration”) and the remaining $79.0 million shall be paid in the form of ten (10) shares of common stock, par value $0.0001 per share (the “Holdco Common Stock”), of the Holdco Acquiror (the “Stock Consideration” and together with the Cash Consideration, the “Purchase Price”), which shares shall represent 10% of the Holdco Common Stock on a fully diluted basis as of the Closing. The Cash Consideration will come from the following sources: (i) the gross proceeds of debt financing to be obtained by the Holdco Acquiror in an amount equal to at least $490 million (the “Debt Financing”); (ii) the Equity Investment (defined above) in the amount required pursuant to the terms of the Equity Commitment Letter and the Subscription Agreement; and (iii) all of the cash in the Trust Account as of the Closing Date; provided that the portion of the Cash Consideration that will be funded from the Trust Account will be at least $250 million (or such lesser amount as the Sellers may agree to in writing in their sole discretion and, if the Sellers so agree, with any such shortfall below $250 million to funded by an increase in the Equity Investment to be made on the Closing Date; provided that the Equity Investment will not exceed $500 million).

Section 2.03. Transactions to be Effected at the Closing.

(a) At the Closing, the Acquirors shall deliver:

(i) the Cash Consideration to (x) the Administrative Agent under the AS Credit Facility in the amount specified in the payoff letter to be delivered by such Administrative Agent prior to the Closing Date to repay certain amounts due under the AS Credit Facility, in cash by wire transfer of immediately available funds to an account or accounts designated in such payoff letter; (y) certain Affiliates of the Sellers in the amounts specified in a payoff letter to be delivered by the Sellers prior to the Closing Date to repay certain intercompany indebtedness of the Acquired Companies, in cash by wire transfer of immediately available funds to an account or accounts designated in such payoff letter; and (z) to the Sellers (distributed to each Seller on a pro rata basis in accordance with each Seller’s respective ownership of the Company Common Stock as of the Closing Date) the remaining amount of the Cash Consideration after giving effect to the payments under clauses (x) and (y) above;

(ii) stock certificate(s) evidencing the Stock Consideration in the names and denominations requested by the Sellers, free and clear of all Liens;

(iii) funds to pay the Transaction Expenses, estimated to be approximately $50 million with the final amount thereof to be agreed to between the Sellers and the Acquirors prior to the Closing, to the payees of the amounts owed thereto; and

(iv) all other agreements, documents, instruments or certificates required to be delivered by the Acquirors at or prior to the Closing pursuant to Section 8.02 of this Agreement.

(b) At the Closing, each Seller shall deliver to the Acquirors, on behalf of such Seller:

(i) stock certificate(s) evidencing such Seller’s Shares, free and clear of all Liens, other than Permitted Liens, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank, with all required stock transfer tax stamps affixed thereto; and

(ii) all other agreements, documents, instruments or certificates required to be delivered by the Sellers at or prior to the Closing pursuant to Section 8.03 of this Agreement.

Section 2.04. Closing.  Subject to the terms and conditions of this Agreement, the Transactions shall take place at a closing (the “Closing”) to be held at 9:00 a.m. Eastern Time at the offices of Allen & Overy LLP, 1221 Avenue of the Americas, New York, NY 10020 (i) two (2) Business Days after the date on which the conditions to Closing set forth in ARTICLE VIII have been satisfied or waived (other than the condition set forth in Section 8.01(c) and the other conditions that, by their nature, are required to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or (ii) on such other date or at such other place as the Parties mutually agree in writing. The day on which the Closing actually occurs is referred to herein as the “Closing Date.”

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Seller Disclosure Schedules (it being agreed that any disclosure of any item in any section of the Seller Disclosure Schedules shall be deemed disclosure with respect to each other section of this Agreement to which the relevance of such item is reasonably apparent), and except for the representations and warranties set forth in Section 3.01, which are several and not joint, the Sellers jointly and severally represent and warrant to the Acquirors as follows:

Section 3.01. Qualification and Organization of Sellers; Ownership of Company Common Shares.

(a) Algeco Global represents and warrants, severally on behalf of itself, as follows: (i) Algeco Global is a société à responsabilité limitée duly organized, validly existing and in good standing under the Laws of Luxembourg; (ii) Algeco Global has all requisite power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the Transactions; (iii) the execution and delivery by Algeco Global of this Agreement, the performance by Algeco Global of its obligations hereunder and the consummation by Algeco Global of the Transactions have been duly authorized by all requisite action on the part of Algeco Global; (iv) this Agreement has been duly executed and delivered by Algeco Global, and (assuming due authorization, execution and delivery by the other Parties) this Agreement constitutes a legal, valid and binding obligation of Algeco Global, enforceable against Algeco Global in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity); and (v) Algeco Global owns one (1) share of Company Common Stock as of the date hereof free and clear of all Liens, other than Permitted Liens, and will own 173 shares of Company Common Stock as of the Closing Date free and clear of all Liens, other than Permitted Liens.

(b) Algeco Holdings represents and warrants, severally on behalf of itself, as follows: (i) Algeco Holdings is a limited liability company duly organized, validly existing and in good standing under the Laws of Hungary; (ii) Algeco Holdings has all requisite power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the Transactions; (iii) the execution and delivery by Algeco Holdings of this Agreement, the performance by Algeco Holdings of its obligations hereunder and the consummation by Algeco Holdings of the Transactions have been duly authorized by all requisite action on the part of Algeco Holdings; (iv) this Agreement has been duly executed and delivered by Algeco Holdings, and (assuming due authorization, execution and delivery by the other Parties) this Agreement constitutes a legal, valid and binding obligation of Algeco Holdings, enforceable against Algeco Holdings in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity); and (v) Algeco Holdings owns 1,102 shares of Company Common Stock as of the date hereof free and clear of all Liens, other than Permitted Liens.

Section 3.02. Qualification, Organization, Subsidiaries, etc. of the Company.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The certificate of incorporation and bylaws of the Company in effect as of the date hereof (the “Company Governing Documents”) are in full force and effect and the Company is not in violation of the Company Governing Documents.

(b) A list of all Subsidiaries of the Company that shall be Subsidiaries of the Company after completion of the Carve-out Transaction is set forth in Section 3.02(b) of the Seller Disclosure Schedules (the “Acquired Subsidiaries”). Each Acquired Subsidiary is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and has all requisite power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The governing documents of each Acquired Subsidiary in effect as of the date hereof are customary to an entity of its type and in full force and effect and each Acquired Subsidiary is not in violation of its respective governing documents.

Section 3.03. Capitalization of the Company.

(a)

(i) The authorized capital stock of the Company consists of 2,000 shares of Company Common Stock.

(ii) As of the date of this Agreement, 1,275 shares of Company Common Stock are issued and outstanding and held of record as follows: (i) 172 shares of Company Common Stock (13.49%) are held of record by A/S Holding; (ii) one share of Company Common Stock (0.08%) is held of record by Algeco Global; and (iii) 1,102 shares of Company Common Stock (86.43%) are held of record by Algeco Holdings.

(iii) On the Closing Date, after giving effect to the share contribution by A/S Holding to Algeco Global set forth in Section 8.03(g), 1,275 shares of Company Common Stock will be issued and outstanding and held of record as follows: (i) 173 shares of Company Common Stock (13.57%) will be held of record by Algeco Global; and (iii) 1,102 shares of Company Common Stock (86.43%) will be held of record by Algeco Holdings.

(iv) No shares of Company Common Stock are held by Subsidiaries of the Company.

(v) All the outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and non-assessable and are free of pre-emptive rights.

(b) After giving effect to the Carve-out Transaction and except as set forth in Section 3.03(b) of the Seller Disclosure Schedules, all the issued and outstanding shares of capital stock of, or other equity interests in, each Acquired Subsidiary have been duly authorized and validly issued and are fully paid and non-assessable and are owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens.

(c) Except as set forth in Section 3.03(a), (i) the Company does not have any shares issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which any Acquired Company is a party obligating such Acquired Company to (A) issue, transfer or sell any shares or other equity interests of an Acquired Company or securities convertible into or exchangeable for such shares or equity interests (in each case other than to the Company or a wholly owned Subsidiary of the Company); (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares or other equity interests; or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Person that is not wholly owned by an Acquired Company.

(d) No Acquired Company has outstanding bonds, debentures, notes or other similar obligations with the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders of such Acquired Company on any matter.

(e) There are no voting trusts or other agreements or understandings to which any Acquired Company is a party with respect to the voting of the capital stock or other equity interests of an Acquired Company.

(f) After giving effect to the Carve-out Transaction, none of the Acquired Companies owns, directly or indirectly, any capital stock or other equity interests of any Person, in each case, other than the capital stock or other equity interests of an Acquired Subsidiary.

Section 3.04. No Conflicts.

(a) Except as set forth in Section 3.04 of the Seller Disclosure Schedules, the execution and delivery by the Sellers of this Agreement do not, and the consummation of the Transactions and compliance with the provisions hereof will not: (i) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or result in or give rise to a right of termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, Material Lease, permit, concession, franchise or right binding upon the Acquired Companies or result in the creation of any Lien upon any of the properties, rights or assets of the Acquired Companies, other than Permitted Liens; (ii) conflict with or result in any violation of any provision of the organizational documents of any Acquired Company; or (iii) conflict with or violate any Laws applicable to the Acquired Companies or any of their respective properties or assets, other than in the case of clause (i), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Assuming the accuracy of the representations and warranties of the Acquirors contained in this Agreement, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of the Sellers or the Company with respect to the Sellers’ execution or delivery of this Agreement or the consummation of the Transactions, except for (i) applicable requirements of the HSR Act, the Competition Act or any similar foreign antitrust Law and (ii) as otherwise disclosed in Section 3.04(b) of the Seller Disclosure Schedules.

Section 3.05. Reports and Financial Statements.

(a) The Sellers have delivered to the Acquirors the following financial statements (collectively, the “Unaudited Company Financial Statements”):

(i) the unaudited consolidated balance sheets of the Company as of, and related unaudited consolidated statements of income, stockholders’ equity and cash flows of the Company for each of the fiscal years ended, December 31, 2014, December 31, 2015 and December 31, 2016; and

(ii) the unaudited consolidated balance sheets of the Company as of, and related unaudited consolidated statements of income, stockholders’ equity and cash flows of the Company for the three months ended, March 31, 2016 and 2017.

In addition, the Registration Statement, at the time it is declared effective, shall include the audited consolidated balance sheets of the Company as of and related audited consolidated statements of income, stockholders’ equity and cash flows of the Company for each of the fiscal years ended, December 31, 2014, December 31, 2015 and December 31, 2016 (the “Audited Company Financial Statements”) and the unaudited consolidated balance sheets of the Company as of, and related unaudited consolidated statements of income, stockholders’ equity and cash flows of the Company for the six months ended, June 30, 2016 and 2017 (the “June 30 Unaudited Financial Statements” and, together with the Audited Company Financial Statements and the Unaudited Company Financial Statements, the “Company Financial Statements”).

(b) The Unaudited Company Financial Statements are, and the Audited Company Financial Statements and the June 30 Unaudited Financial Statements will be, true and correct in all material respects and fairly present the financial position, results of operations and cash flows of the Company as of and for the periods covered thereby (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, for the absence of footnotes and, in the case of interim financial statements, to the extent they are subject to normally recurring year-end audit adjustments that are not material either individually or in the aggregate). The Unaudited Company Financial Statements were, and the Audited Company Financial Statements and the June 30 Unaudited Financial Statements will be, prepared from, are or will be in accordance with and accurately reflect in all material respects the books and records of the Company, which books and records have been maintained in accordance with sound business practices and all applicable Law and have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) applied on a consistent basis during the periods involved with respect to all financial transactions of the Company. The unaudited Company Financial Statements provided pursuant to Section 3.05(a)(ii) have been, and the Audited Company Financial Statements and the June 30 Unaudited Financial Statements will be, prepared with due care and attention, on a basis consistent with the unaudited Company Financial Statements provided pursuant to Section 3.05(a)(i).

(c) The Company maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls that provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company in accordance with US GAAP and to maintain accountability for the Company’s assets, (iii) access to the Company’s assets is permitted only in accordance with management’s authorization, (iv) the reporting of the Company’s assets is compared with existing assets at regular intervals and (v) accounts and other receivables and inventory are recorded in good faith and reserves established against them based upon actual prior experience and in accordance with US GAAP, and proper procedures are implemented for the collection thereof on a commercially reasonable basis. To the Knowledge of Sellers, there are no material weaknesses in the design or operation of the Company’s internal control structure and procedures over financial reporting. The Sellers have heretofore made available to the Acquirors a true, complete and correct copy of any disclosure (or, if unwritten, a summary thereof) by any Representative of the Company to the Company’s independent auditors relating to (x) any significant deficiencies in the design or operation of internal controls that could adversely affect the ability of the Company to record, process, summarize and report financial data and any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the Company. The Company Financial Statements, when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 7.02, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC and the Securities Act in effect as of such date.

(d) The Company possesses books and records that contain all financial and other information from the date of its incorporation through the date hereof necessary for the preparation of financial statements.

(e) Complete and correct copies of the organizational documents of the Acquired Companies have been made available to the Acquirors, prior to the date of this Agreement, in each case as currently in effect, and no subsequent action has been taken to amend or modify any of the organizational documents of the Acquired Companies. All such organizational documents are in full force and effect and no other organizational documents are applicable to or binding upon the Acquired Companies.

(f) The minute books of the Acquired Companies contain accurate and, in all material respects, complete records of all meetings or written consents of, and corporate action taken by the stockholders (or other equity holders) and the boards of directors (or similar bodies) and any committee thereof of the Acquired Companies since the time of incorporation or formation of the Acquired Company through the date of this Agreement. No meetings of any such stockholders (or other equity holders), boards of directors (or similar bodies) or committees have been held for which minutes have not been prepared and are not contained in such minute books. True and complete copies of all minute books and all stock record books of the Acquired Companies have heretofore been delivered to the Acquirors.

Section 3.06. No Undisclosed Liabilities.  Except (a) as disclosed, reflected or reserved against in the Company’s unaudited consolidated balance sheet (or the notes thereto) as of March 31, 2017 (the “Company Balance Sheet Date”); (b) for liabilities incurred in the ordinary course of business since the Company Balance Sheet Date; (c) as expressly permitted or contemplated by this Agreement; (d) for liabilities that have been discharged or paid in full in the ordinary course of business; and (e) as set forth in Section 3.06 of the Seller Disclosure Schedules, no Acquired Company has any material liabilities of any nature, whether accrued, contingent or otherwise. For purposes of this Section 3.06, the term “liabilities” shall not include obligations of the Acquired Companies to perform under or comply with any applicable Law, action, judgment or Contract, but would include such liabilities and obligations if there has been a default or failure to perform or comply by the Acquired Companies with any such liability or obligation if such default or failure would, with the giving of notice or passage of time or both, reasonably be expected to result in a monetary obligation or the imposition of injunctive or other equitable remedies.

Section 3.07. Compliance with Laws; Permits; Regulatory Matters.

(a) The Acquired Companies are in compliance in all material respects with all Laws applicable to the Acquired Companies or any of their respective properties or assets.

(b) The Acquired Companies are in possession of all material permits, licenses, authorizations and other approvals of any Governmental Authority necessary for the Acquired Companies to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”) and all Company Permits are in full force and effect.

(c) None of the Acquired Companies have been disqualified from participation in procurements by any Governmental Authority, nor have been suspended, debarred, excluded, or notified of any intent to seek to suspend, debar or exclude, any Acquired Company from participation in any such procurement.

(d) The Acquired Companies are not party to any deferred prosecution agreements, monitoring agreements, consent decrees, settlement orders or similar agreements with, or imposed by, any Governmental Authority.

(e) Notwithstanding anything contained in this Section 3.07, no representation or warranty shall be deemed to be made in this Section 3.07 in respect of the matters referenced in Section 3.05, or in respect of environmental, Tax, employee benefits or labor Law matters.

Section 3.08. Environmental Laws and Regulations.  Except as set forth in Section 3.08 of the Seller Disclosure Schedules: (a) each of the Acquired Companies is in material compliance with all applicable Environmental Laws; (b) each of the Acquired Companies possesses and is in compliance, in all material respects, with all Environmental Permits necessary for the conduct of its respective operations and all such Environmental Permits are valid and in good standing and, to the Knowledge of the Sellers, there are no facts or circumstances that would result in any material Environmental Permit not being re-issued or renewed in the ordinary course of business; (c) there are no Environmental Claims pending or, to the Knowledge of the Sellers, threatened against or affecting any of the Acquired Companies or their respective properties or operations, and to the Knowledge of the Sellers, there are no facts or circumstances that would be reasonably likely to result in a material Environmental Claim; (d) there have been no Releases of Hazardous Materials at any real property currently, or to the Knowledge of the Sellers, formerly owned or operated by the Acquired Companies in amounts or concentrations requiring investigation or cleanup under Environmental Laws that have not been fully investigated and/or cleaned up consistent with all applicable Environmental Law requirements; and (e) the Acquired Companies have made available (either in the electronic data room or otherwise) all material environmental, health, or safety assessments, audits and sampling or similar reports in their possession or control, including any such documents relating to the Release of Hazardous Materials. This Section 3.08 contains the only representations or warranties in this Agreement concerning environmental matters.

Section 3.09. Employee Benefit Plans.

(a) Section 3.09(a) of the Seller Disclosure Schedules sets forth a true and complete list of each material Company Benefit Plan for current or former employees, directors or consultants of the Acquired Companies.

(b) With respect to each Company Benefit Plan set forth in Section 3.09 of the Seller Disclosure Schedules, the Company has made available to the Acquirors correct and complete copies of, in each case, to the extent applicable: (i) all documents setting forth the material terms of such Company Benefit Plan including all amendments, modifications, supplements, insurance contract or trust agreements thereto (ii) the most recent annual report on Form 5500 with schedules and financial statements attached, (iii) the most recent IRS determination letter or opinion letter, (iv) the most recent summary plan description, employee booklet and any material summaries of material modification and (v) copies of material notices, letters or other correspondence from the IRS, U.S. Department of Labor, Pension Benefit Guaranty Corporation or other Governmental Authority.

(c) (i) Each Company Benefit Plan set forth in Section 3.09(a) of the Seller Disclosure Schedules has been operated, maintained, funded and administered in all material respects in compliance with the Code; (ii) each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable and current determination or opinion letter as to its qualification from the IRS and, to the Knowledge of Sellers, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; (iii) no Company Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees or directors of the Acquired Companies beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or comparable U.S. state Law; (iv) none of the

Acquired Companies nor any of their respective ERISA Affiliates has or has had in the past six years an obligation to contribute to a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or an “employee pension benefit plan” as defined in Section 3(2) of ERISA subject to Code Section 412 or Section 302 or Title IV of ERISA or a “single-employer plan” (as such term is defined in Section 4001(a)(15) of ERISA); and (v) there are no pending or, to the Knowledge of Sellers, threatened Actions or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans that would reasonably be expected to result in liability to the Acquired Companies.

(d) Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will (i) result in any payment or benefit becoming due to any current or former employee, director or consultant of the Acquired Companies under any Company Benefit Plan or otherwise; (ii) increase any compensation or benefits otherwise payable or to be provided under any Company Benefit Plan; (iii) result in any acceleration of the time of payment, funding or vesting of any severance, compensation or benefits; or (iv) result in the payment of any amount (whether in cash, property or the form of benefits) that could, individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code (determined without regard to the exceptions provided for in Section 280G(b)(5) of the Code).

(e) Each Company Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom. No Acquired Company has any obligation under any Company Benefit Plan to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for Taxes payable pursuant to Section 409A or 457A of the Code.

(f) (i) Each Company Benefit Plan that is not subject to U.S. law (each, a “Company Foreign Benefit Plan”) has been established, maintained and administered in compliance with its terms and applicable Laws and, if intended to qualify for special tax treatment, meets all the requirements for such treatment; (ii) all employer and employee contributions to each Company Foreign Benefit Plan required by its terms or by applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters; (iii) if they are intended to qualify for special tax treatment, meet all requirements for such treatment; (iv) if required, are registered and approved with any applicable Government Authority; and (v) the fair market value of the assets of each funded Company Foreign Benefit Plan, the liability of each insurer for any Company Foreign Benefit Plan funded through insurance or the book reserve established for any Company Foreign Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Company Foreign Benefit Plan, and no Transaction shall cause such assets or insurance obligations to be less than such benefit obligations. No Company Foreign Benefit Plan is a defined benefit pension plan or provides post-employment health or life insurance benefits. No Company Foreign Benefit Plan is or is intended to be a “registered pension plan,” a “deferred profit sharing plan,” a “retirement compensation arrangement,” a “registered retirement savings plan,” a “pooled registered pension plan,” or a “tax-free savings account” as such terms are defined in the Income Tax Act (Canada) and the regulations thereunder, as amended. Each Company Foreign Plan has the level of insurance reserves that is reasonable and sufficient to provide for all incurred but unreported claims.

(g) With respect to each Company Benefit Plan and Company Foreign Benefit Plan, all required, declared, or discretionary (in accordance with historical practices) payments, premiums, contributions, reimbursements or accruals for all periods ending prior to, or as of, the date hereof, have been properly paid or properly accrued on a balance sheet, or on the books and records of the Acquired Companies or the Acquired Subsidiaries, in all material respects. No insurance policy or any other agreement affecting any Company Benefit Plan or Company Foreign Benefit Plan requires or permits a retroactive increase in contributions, premiums, or other payments due under such policy or agreement.

Section 3.10. No Material Adverse Effect.  Except as set forth in Section 3.10 of the Seller Disclosure Schedules, since December 31, 2016 through the date of this Agreement (a) there has been no event, development, occurrence, change or state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (b) the Acquired Companies have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice and (c) none of the Acquired Companies has taken any action that would constitute a breach of clause (ii) of Section 5.01 had such action been taken after the execution of this Agreement and prior to the Closing Date or termination date of this Agreement.

Section 3.11. Investigations; Litigation.  As of the date hereof, and except for any matter that alleges claims or damages in an amount that is less than or equal to $250,000, there are no claims, actions, suits, arbitrations or proceedings pending (or, to the Knowledge of the Sellers, threatened) against any of the Acquired Companies or any of their respective properties, rights or assets, and there are no orders, judgments, injunctions, rulings or decrees imposed upon any of the Acquired Companies or any of their respective properties, rights or assets by or before any Governmental Authority. This Section 3.11 will not apply to Taxes, with respect to which exclusively the representations and warranties in Section 3.122 will apply.

Section 3.12. Tax Matters.  Except as set forth in Section 3.12 of the Seller Disclosure Schedules:

(a) All Tax Returns that are required to be filed by or with respect to the Acquired Companies have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate;

(b) The Acquired Companies have paid all Taxes due and owing by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or third party (in each case, whether or not shown on any Tax Return), other than Taxes for which adequate reserves have been established in accordance with US GAAP on the Company Financial Statements;

(c) There is not pending or threatened in writing any audit, examination, investigation or other proceeding with respect to any Taxes of the Acquired Companies, other than for which adequate reserves have been established in accordance with US GAAP on the Company Financial Statements;

(d) None of the Acquired Companies has waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency;

(e) There are no Liens for Taxes upon any property or assets of the Acquired Companies, except for Permitted Liens;

(f) None of the Acquired Companies is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than (i) such an agreement or arrangement exclusively between or among the Acquired Companies or (ii) any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes), or has any material liability for Taxes of any Person (other than the Acquired Companies) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor;

(g) None of the Acquired Companies has participated, within the meaning of Treasury Regulations Section 1.6011-4(c), in any “listed transaction” within the meaning of Sections 6011, 6662A and 6707A of the Code (or any similar provision of state, local or non-U.S. Law);

(h) None of the Acquired Companies (i) has engaged in any transaction or agreement (including an installment sale) prior to the Closing Date that could reasonably be expected to result in the recognition of a material amount of income or gain in any period ending after the Closing Date, (ii) has a material amount of deferred intercompany gain (as described in Treasury Regulations Section 1.1502-13) or (iii) has a material “excess loss account” (as defined in Treasury Regulations Section 1.1502-19) in respect of the stock of any Subsidiary;

(i) None of the Acquired Companies is, or has been within the period described in Section 897(c)(1)(A)(ii) of the Code, a “United States Real Property Holding Corporation” within the meaning of Section 897(c) of the Code; and

(j) None of the Acquired Companies has (i) entered into or has currently pending any closing agreements, or other contracts or agreements relating to Taxes with a Governmental Authority or (ii) granted any Person a power of attorney with respect to Tax matters.

Section 3.13. Labor and Employment Matters.

(a) Except as set forth in Section 3.13(a)(i) of the Seller Disclosure Schedules, within the last (3) three years (i) no Acquired Company has been a party to, or bound by, any collective bargaining agreement or other Contract with a labor union, works council or labor organization (a “Collective Bargaining Agreement”); (ii) no employee of the Acquired Companies has been represented by a union, works council or other collective bargaining representative (a “Labor Representative”) with respect to his or her employment at the Acquired Companies; (iii) no Acquired Company has been subject to a strike, lockout, slowdown, work stoppage, unfair labor practice, complaint, grievance, arbitration, proceeding or other material labor dispute and, to the Knowledge of the Sellers, none is threatened; and (iv) no petition has been filed with the National Labor Relations Board or other Governmental Authority requesting certification of a Labor Representative or approval to conduct an election for a Labor Representative. To the Knowledge of Sellers, there are no organizational efforts with respect to the formation of a collective bargaining unit or works council presently being made or threatened involving employees of the Acquired Companies. No trade union has applied to have the Acquired Companies declared a common or single employer pursuant to applicable Law in any jurisdiction in which the Acquired Companies carry on business.

(b) The Transactions will not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the Acquired Companies.

(c) Section 3.13(c)(i) of the Seller Disclosure Schedules sets forth a list of all active officers and employees of the Acquired Companies with annual compensation of at least $350,000, redacted as necessary to comply with applicable privacy laws, specifying their position, employment status (active or a description of leave), annual rate of base compensation, 2016 and 2017 target bonus opportunities, 2016 bonus paid or payable, date of hire and employer work location, and other benefits provided to each employee, together with an appropriate notation next to the name of any officer or employee on such list who is subject to any written employment agreement, termination or severance agreement, retention agreement, change in control agreement, non-competition or non-solicitation agreement, or any other agreement. Except for the Excluded Employees, all employees and officers of the Acquired Companies listed in Section 3.13(c)(i) of the Disclosure Schedule are entirely dedicated to the business of the Acquired Companies and no employee who is not entirely dedicated to the business of the Acquired Companies will be employed by the Acquired Companies as of the Closing Date. Except as set forth in Section 3.13(c)(ii) of the Seller Disclosure Schedules, there are no employees of the Sellers that are primarily dedicated to the business of the Acquired Companies who are not employed by the Acquired Companies. Section 3.13(c)(iii) of the Seller Disclosure Schedules sets forth a list of all employees, consultants and independent contractors of the Acquired Companies who will be terminated on or before the Closing Date (collectively, the “Excluded Employees”) and such Excluded Employees are not primarily dedicated to the business of the Acquired Companies.

(d) Section 3.13(d) of the Seller Disclosure Schedules contains a true and complete list of all of the independent contractors and consultants of the Acquired Companies who provide services to the Acquired Companies regularly and on basis similar to employees and whose fees in 2016 were at least $350,000 or whose anticipated fees in 2017 will be at least $350,000, specifying their services, fee schedule and total amount of all fees paid or accrued for such services provided in 2016 and 2017.

(e) Each Acquired Company is in material compliance, and within the last three (3) years has complied in all material respects, with all applicable Laws respecting employment and employment practices, labor, and terms and conditions of employment, including but not limited to wages and hours, labor relations, employment discrimination, disability rights or benefits, human rights, civil rights, family and medical leave, the collection and payment of withholding or social security taxes, civil rights, pay equity, equal employment opportunity, plant closure and mass layoff, including the Worker Adjustment and Retraining Notification Act of 1988 and similar state, local and foreign laws, immigration, background checks, government contracting, affirmative action, leaves of absence, occupational health and safety, workers compensation and unemployment insurance. Each Acquired Company has properly classified in all respects in accordance with all applicable Laws all of its service providers as either employees or independent contractors and as exempt or non-exempt from overtime requirements. Neither the Acquired Companies nor any Acquired Subsidiary have taken any action that could constitute a plant closure, mass layoff, or mass termination under the Worker Adjustment Retraining and Notification Act of 1988 (“WARN”) or otherwise trigger notice requirements or liability under federal, local, state, or foreign applicable Law, and have not incurred any material liability under WARN or any similar foreign, state, or local layoff notice Law that remains unsatisfied. Except as set forth in Section 3.13 of the Seller Disclosure Schedules, there are no pending or, to the Knowledge of Sellers, threatened Actions, audits or investigations relating to any employment or labor matter that individually or in the aggregate could reasonably be expected to cause the Acquired Companies to incur any material liability, and no Acquired Company has been subject to any such Actions, audits or investigations during the last three years.

(f) To the Knowledge of the Sellers, no employee of any Acquired Company is in violation of any term of any employment, restrictive covenant or nondisclosure agreement or common law nondisclosure obligation or fiduciary duty to the Acquired Company or to a former employer of any such employee relating to the right of any such employee to be employed by the Acquired Company. The Acquired Companies have not sought to enforce any non-competition or customer non-solicitation Contract covering a former employee of the Acquired Companies in the past three (3) years.

(g) Except as set forth in Section 3.13(g) of the Seller Disclosure Schedules, (i) the Acquired Companies are not delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses, vacation time, incentive payments or other direct compensation for any services performed by them to date or amounts required to be reimbursed to such employees; and (ii) the Acquired Companies are not delinquent in the payment of fees for services to any independent contractor or consultant identified in Section 3.13(d) of the Seller Disclosure Schedules.

Section 3.14. Intellectual Property.

(a) Section 3.14(a) of the Seller Disclosure Schedules sets forth all patents, registered trademarks, registered copyrights, internet domain name registrations, and pending applications for any patents, Trademarks, or copyrights owned by any of the Acquired Companies as of the date hereof (“Registered Company IP”), together with all material unregistered Trademarks owned by any of the Acquired Companies as of the date hereof.

(b) Except as set forth in Section 3.14(b) of the Seller Disclosure Schedules, the Acquired Companies are the sole and exclusive owners of all right, title and interest in and to the Registered Company IP and all other material Intellectual Property owned by any of the Acquired Companies as of the date hereof (“Company Owned IP”), free and clear of all Liens (other than Permitted Liens) or any licenses other than non-exclusive licenses granted by an Acquired Company in the ordinary course of business. The Acquired Companies own, or are licensed or otherwise possess sufficient rights to use, all Intellectual Property that is material to the conduct of their respective businesses in the manner in which such businesses are currently being conducted. The Registered Company IP is subsisting and, to the Knowledge of Sellers and excluding any pending applications included in the Registered Company IP, is valid and enforceable.

(c) There are no pending or, to the Knowledge of the Sellers, threatened claims against any of the Acquired Companies alleging infringement, misappropriation or other violation of the Intellectual Property of any Person by the Acquired Companies in the operation of their respective businesses as currently conducted, nor any written request that an Acquired Company obtain a license under any patent rights of such Person, and no such claim has been asserted or request has been made by any Person in the past three (3) years.

(d) The Acquired Companies have taken commercially reasonable steps to maintain the confidentiality of all Trade Secrets material to the Acquired Companies’ business. All current and former employees and contractors who have developed any material Intellectual Property for any Acquired Company during the course of employment or engagement with the Acquired Company have executed valid written agreements assigning all right, title and interest in such Intellectual Property to an Acquired Company, to the extent such Intellectual Property does not constitute a “work made for hire” under applicable Law.

(e) As of the date hereof, no Acquired Company has made any written claim asserting infringement, misappropriation or other violation by any Person of its rights to, or in connection with, any material Company Owned IP. To the Knowledge of Sellers, no third party has infringed, misappropriated or otherwise violated any material Company Owned IP.

(f) As of the date hereof, there are no pending or, to the Knowledge of the Sellers, threatened claims against an Acquired Company by any Person challenging the ownership, registrability, enforceability or validity of any material Company Owned IP.

(g) To the Knowledge of the Sellers, the products, services and operations of the businesses of the Acquired Companies as currently conducted do not infringe, misappropriate or otherwise violate any Intellectual Property of any Person.

(h) Except as set forth in Section 3.14(b) of the Seller Disclosure Schedules or as expressly set forth in the IP Agreement, after consummation of the Transactions, no Seller or current or former Seller Affiliate (other than the Acquired Companies) will own or have any right, title or interest in or to any Company Owned IP.

(i) To the Knowledge of the Sellers, as of the date hereof, the information technology systems used by the Acquired Companies in the ordinary course of their respective businesses have not suffered any material security breach or material failure within the past three (3) years.

(j) The consummation of the Transactions will not, pursuant to any Contract to which an Acquired Company is a party, result in the loss or material impairment of any Acquired Company’s right to own or use any material Company Owned IP or any other material Intellectual Property.

(k) Each Acquired Company is in compliance in all material respects with (i) all binding policies implemented by such Acquired Company relating to the collection, use, storage, processing, transfer, disclosure, and protection by such Acquired Company of personal information regulated or protected by applicable Laws, (ii) all applicable Laws relating to privacy, data, security, data use, data protection and destruction, data breach notification or data transfer and (iii) all applicable payment card industry data security standards. There are no pending or, to the Knowledge of the Sellers, threatened claims against any of the Acquired Companies by any Person or Governmental Authority alleging a material violation of any such applicable Laws in the operation of their respective businesses as currently conducted.

Section 3.15. Real Property.

(a) Section 3.15(a) of the Seller Disclosure Schedules sets forth a complete and correct list, as of the date of this Agreement, of each parcel of real property owned by the Acquired Companies which is material to the operations of the Acquired Companies being conducted as of the date hereof (such property collectively, the “Company Owned Real Property” and, together with the Company Owned Real Property, hereinafter collectively, the “Real Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or another Acquired Company has good and valid title to such Company Owned Real Property, free and clear of all Liens, other than Permitted Liens. As of the date hereof, neither the Company nor any of its Subsidiaries has received written notice of any pending or threatened condemnation proceeding with respect to any Company Owned Real Property, except proceedings that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. With respect to each Company Owned Real Property, (i) each Acquired Company, as applicable, has good and marketable title to the Company Owned Real Property, free and clear of any Lien, other than Permitted

Liens, (ii) there are no outstanding options or rights of first refusal to purchase the Company Owned Real Property, or any portion or interest therein, and (iii) no Acquired Company has leased or otherwise granted to any Person the right to use or occupy such Company Owned Real Property or any portion thereof, except in the ordinary course of the business for short-term storage purposes for a term not to exceed six (6) months.

(b) Section 3.15(b) of the Seller Disclosure Schedules sets forth a complete and correct list, as of the date of this Agreement, of each lease of the Acquired Companies that is material to the operations of the Acquired Companies being conducted as of the date hereof (collectively, the “Material Leases” and each such property respectively leased pursuant thereto, the “Company Leased Real Property”). The Company has delivered to the Acquirors true, complete and correct copies of each Material Lease, and there have been no amendments, modifications or extensions of such Material Leases other than those set forth in Section 3.15(b) of the Seller Disclosure Schedules. Each Material Lease is valid, binding and in full force and effect, and no default of a material nature on the part of the Company or, if applicable, another Acquired Company or, to the Knowledge of the Sellers, the landlord thereunder is continuing beyond all applicable notice, cure or grace periods with respect thereto. The Company and each other Acquired Company has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the Material Lease applicable thereto to which the Company or such Acquired Company is a party, the Company Leased Real Property, free and clear of all Liens affecting the leasehold estate thereof, except for Permitted Liens. To the Knowledge of the Sellers, no security deposit or portion thereof deposited with respect to any Material Lease has been applied in respect of a breach or default under such Material Lease which has not been redeposited in full. No Acquired Company owes any brokerage commission or finder’s fees with respect to any Material Lease. Except as set forth in Section 3.15(b) of the Seller Disclosure Schedules or in the ordinary course of the business for short-term storage purposes for a term not to exceed six (6) months, there are no written or oral subleases, licenses, concessions or other contracts with respect to the Company Leased Real Property other than the Material Leases.

(c) To the Knowledge of the Sellers, there are no physical, structural or mechanical defects in any of the buildings, building systems or improvements on any of the Real Property which are reasonably likely to materially impair the intended use of such Real Property by the Acquired Companies and the Real Property and all such buildings, building systems and improvements (including the roof, HVAC, electrical, plumbing, sprinklers and fire safety systems) are in good operating condition and repair and are adequate for the uses to which they are being put. Except as disclosed in Section 3.15(c) of the Seller Disclosure Schedules, (i) within the last twelve (12) months, no Acquired Company has received written notice of any pending or threatened condemnation or eminent domain proceedings or their local equivalent affecting or relating to such Real Property and (ii) within the last twelve (12) months, no Acquired Company has received written notice from any Governmental Authority or other Person that the use and occupancy of any of the Owned Real Property, as currently used and occupied, and the conduct of the business thereon, as currently conducted, violates in any material respect any deed restrictions, applicable Law consisting of building codes, zoning, subdivision or other land use or similar laws or any other Lien affecting such Owned Real Property.

Section 3.16. Material Contracts.

(a) Except for this Agreement, Section 3.16(a) of the Seller Disclosure Schedules sets forth a complete and correct list, as of the date of this Agreement, of each Contract described in this Section 3.16(a) to which an Acquired Company is a party, has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which any of their respective properties or assets is subject, in each case as of the date of this Agreement (all Contracts of the type described in this Section 3.16(a) being referred to herein as the “Material Contracts”):

(i) any partnership, joint venture, strategic alliance or collaboration Contract that is material to the Acquired Companies, taken as a whole;

(ii) any Contract that (A) purports to materially limit either the type of business in which any of the Acquired Companies (or, after the Closing, the Acquirors) may engage, the geographic area in which any of them may engage in any business, the solicitation by any of them of the employment of any Person or the ability of any of them to sell or purchase from any person or (B) would require the disposition of any material assets or line of business of the Acquired Companies (or, after the Closing, the Acquirors);

(iii) each acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making of future payments in excess of $1,000,000 in the 12-month period following the date hereof;

(iv) the Company Indentures, the WS Credit Facility and each other Contract relating to outstanding Indebtedness of an Acquired Company for borrowed money or any financial guaranty thereof (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of $2,500,000 other than (A) Contracts solely among the Company and any wholly owned Acquired Subsidiary or a guarantee by the Company or any subsidiary of the Company of a wholly owned Acquired Subsidiary; (B) financial guarantees entered into in the ordinary course of business consistent with past practice not exceeding $2,500,000, individually or in the aggregate (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business consistent with past practice in each case to the extent not drawn upon); and (C) any Contracts relating to Indebtedness explicitly included in the Company Financial Statements;

(v) each Contract pursuant to which the Company or its Subsidiaries has an obligation to indemnify any officer, director or employee of the Company or any Subsidiary of the Company;

(vi) any Contract (excluding licenses for commercially available technology that are generally available for fees of no more than $1,000,000 annually or in the aggregate) under which an Acquired Company is granted any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property rights of a third party, which Contract is material to any of the Acquired Companies’ businesses;

(vii) any Contract under which an Acquired Company has granted to a third party any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property rights of an Acquired Company, which Contract is material to any of the Acquired Companies’ businesses, (other than any non-exclusive license granted by an Acquired Company in the ordinary course of business), or relating to the development, ownership, use, registration or enforcement of any material Company Owned IP;

(viii) any shareholders, investors rights, registration rights or similar agreement or arrangement of an Acquired Company;

(ix) any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value in excess of $1,000,000;

(x) any Collective Bargaining Agreement;

(xi) except for Excluded Employees, any Contract with any current employee of the Acquired Companies whose annual compensation is at least $350,000;

(xii) except for Excluded Employees, any Contract which provides for any severance, retention, or change in control payments, or fees in connection with a change in control or termination of service payable by the Acquired Companies or any Acquired Subsidiary to any director, officer, employee, or consultant;

(xiii) any Contract with any independent contractor or consultant referred to in Section 3.13(d);

(xiv) any Contract involving the settlement of any action or threatened action (or series of related actions) that will (A) involve payments after the date hereof of consideration in excess of $1,000,000 or (B) impose material monitoring or reporting obligations to any other Person outside the ordinary course of business;

(xv) any Contract that imposes a Lien, other than a Permitted Lien, on any material assets of one or more Acquired Companies;

(xvi) each Material Lease;

(xvii) each Affiliate Agreement; and

(xviii) any Contract, or group of Contracts with a Person (or group of affiliated Persons), the termination of which would be reasonably expected to have a Company Material Adverse Effect and is not disclosed pursuant to the other clauses of this Section 3.16(a).

(b) No Acquired Company is in material breach of, or material default under, the terms of any Material Contract. To the Knowledge of Sellers, as of the date hereof, no other party to any Material Contract is in breach of, or default under, the terms of any Material Contract, no Acquired Company has received any written claim or notice of material breach of or material default under any Material Contract and no event has occurred that individually or together with other events would reasonably be expected to result in a material breach of or a material default under any Material Contract by any Acquired Company (in each case, with or without notice or lapse of time or both). Each Material Contract is in full force and effect and is a valid and binding obligation of each Acquired Company that is party thereto and, to the Knowledge of Sellers, of each other party thereto, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, fraudulent transfer, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. To the Knowledge of the Sellers, except as set forth in Section 3.16(b) of the Seller Disclosure Schedules, as of the date hereof, no party has indicated to any Acquired Company its intent to terminate or modify any Material Contract in a manner materially adverse to any Acquired Company.

Section 3.17. Insurance.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, (a) all current insurance policies of the Company and its Subsidiaries are in full force and effect and are valid and enforceable and (b) no Acquired Company is in breach or default (including with respect to the payment of premiums or the giving of notice) under any such insurance policy. Such insurance policies are sufficient in all material respects in the aggregate for the operation of the Company’s business and the other Acquired Companies’ business for the industries in which they operate. Neither the Company nor any of its Subsidiaries has received notice of cancellation or termination with respect to any such insurance policies (other than in connection with normal renewals of any such insurance policies) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.18. Finders and Brokers.  No Acquired Company has employed any investment banker, broker or finder in connection with the Transactions, other than as set forth in Section 3.18 of the Seller Disclosure Schedules, who might be entitled to any fee or any commission in connection with, or upon consummation of, the Transactions.

Section 3.19. FCPA and Anti-Corruption.

(a) To the Knowledge of the Sellers, since January 1, 2014, each of the Acquired Companies has complied with all applicable anti-bribery laws, including the FCPA;

(b) None of the Acquired Companies nor, to the Knowledge of the Sellers, any of the Acquired Companies’ directors, officers or management-level employees has, directly or indirectly, engaged in any Prohibited Act on behalf of the Company.

(c) No Acquired Company has received written notice of any claims, actions, suits, proceedings or investigations alleging that such Acquired Company is in violation of the FCPA or any other applicable anti-bribery laws or made any written voluntary disclosures to any Governmental Authority involving the Company or any other Acquired Company in any way relating to applicable anti-bribery laws, including the FCPA;

(d) The Company and each other Acquired Company has instituted policies and procedures reasonably designed to help ensure compliance with the FCPA and other applicable anti-bribery laws; and

(e) No officer, director or employee of an Acquired Company is a Government Official.

Section 3.20. Takeover Statutes; No Rights Agreement.  The board of directors of the Company has taken all action necessary so that no “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws or regulations is applicable to the Transactions.

Section 3.21. Carve-out Transaction.  The term sheet describing the Carve-out Transaction is included as Section 3.21 of the Seller Disclosure Schedules (the “Carve-out Term Sheet”). Except for the arrangement with Target Logistics Management, LLC set forth in Section 3.22 of the Seller Disclosure Schedules under the heading “Commercial,” pursuant to general director and officer indemnification obligations or arising under applicable Law, no Acquired Company will have any liabilities or obligations (including indemnification obligations) to any transferee of any assets or any other Person in connection with, or as a result of, the transfer made pursuant to the Carve-out Transaction. After giving effect to the Carve-out Transaction, the assets of the Acquired Companies to be acquired pursuant to this Agreement, together with any assets or rights to use any asset under the Transition Services Agreement, constitute all of the material assets necessary to operate the businesses of the Acquired Companies as presently operated.

Section 3.22. Affiliate Transactions.  Except as set forth in Section 3.22 of the Seller Disclosure Schedules, for employment and benefit arrangements and Contracts and arrangements solely between or among Acquired Companies, no officer, director, equity holder, partner or member of any Acquired Company, or any of their Affiliates, is a party to any Contract or business arrangement with any Acquired Company (each such Contract or business arrangement, an “Affiliate Agreement”). Except as set forth on Section 3.22 of the Seller Disclosure Schedules, no employee, officer, director, equity holder, partner, member, controlling person, agent or representative of any Acquired Company (each, an “Acquired Company Related Party”) or member of such Acquired Company Related Party’s immediate family, or any corporation, partnership or other entity in which such Acquired Company Related Party is an officer, director or partner, or in which such Acquired Company Related Party has an ownership interest or otherwise controls, is indebted to the Company or any of its Subsidiaries, nor is the Company or any of its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them. None of the Acquired Company Related Parties, or any member of such Acquired Company Related Party’s immediate family, has any material commercial, industrial, banking, consulting, legal, accounting, charitable or familial relationship with any Acquired Company’s major business relationship partners, service providers, joint venture partners, licensees or competitors.

Section 3.23. Investment Purpose.  Each of the Sellers is acquiring the shares of Holdco Common Stock to be issued on the Closing Date solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Each of the Sellers acknowledges that such shares are not registered under the Securities Act or any state securities laws, and that such shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. Each of the Sellers is able to bear the economic risk of holding such shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment.

Section 3.24. No Outside Reliance.  Notwithstanding anything contained in this ARTICLE III or any other provision hereof, each of the Sellers acknowledges and agrees that neither the Acquirors nor any of their respective Affiliates, agents or Representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given in ARTICLE IV, and each of the Sellers specifically disclaims that it is relying upon or has relied upon any representations or warranties beyond those expressly given in ARTICLE IV that may have been made by any Person, and acknowledges and agrees that the Acquirors have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person.

Section 3.25 No Other Representations and Warranties.  Except for the representations and warranties contained in this ARTICLE III (including the related portions of the Seller Disclosure Schedules), neither the Sellers, any Acquired Company nor their respective Affiliates, officers, directors, employees, advisors, agents or Representatives has made or makes any other express or implied representation or warranty, either written or oral, to Acquirors or any other Person on behalf of the Sellers or the Acquired Companies, including any representation or warranty as to the accuracy or completeness of any information regarding the Acquired Companies furnished or made available to the Acquirors and their respective Representatives (including any confidential information memorandum and any information, documents or material made available to the Acquirors in certain “data rooms,” management presentations or in any other form in expectation of the Transactions) or as to the future revenue, profitability or success of the Acquired Companies, or any representation or warranty arising from statute or otherwise in Law.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF ACQUIRORS

Except as set forth in the Acquiror Disclosure Schedules, the Acquirors hereby jointly and severally represent and warrant to the Sellers as follows:

Section 4.01. Qualification and Organization of the Acquirors.

(a) As of the date hereof, the Parent Acquiror is a corporation duly organized, validly existing and in good standing under the Laws of the Cayman Islands and will be, as of Closing, a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, in each case with all requisite corporate power and authority to enter into this Agreement, to carry on its business as presently conducted and to carry out its obligations hereunder and to consummate the Transactions. The execution and delivery by the Parent Acquiror of this Agreement, the performance by the Parent Acquiror of its obligations hereunder and the consummation by the Parent Acquiror of the Transactions have been duly authorized by all requisite action on the part of the Parent Acquiror. This Agreement has been duly executed and delivered by the Parent Acquiror, and (assuming due authorization, execution and delivery by the Sellers) this Agreement constitutes a legal, valid and binding obligation of the Parent Acquiror, enforceable against the Parent Acquiror in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Except for its ownership of the Holdco Acquiror, the Parent Acquiror does not own, directly or indirectly, any capital stock or other equity interests in any Person. Except for its ownership of the Holdco Acquiror, the Parent Acquiror does not have any Subsidiaries.

(b) As of the date hereof, the Holdco Acquiror is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with all requisite corporate power and authority to enter into this Agreement, to carry on its business as presently conducted and to carry out its obligations hereunder and to consummate the Transactions. The execution and delivery by the Holdco Acquiror of this Agreement, the performance by the Holdco Acquiror of its obligations hereunder and the consummation by the Holdco Acquiror of the Transactions have been duly authorized by all requisite action on the part of the Holdco Acquiror. This Agreement has been duly executed and delivered by the Holdco Acquiror, and (assuming due authorization, execution and delivery by the Sellers) this Agreement constitutes a legal, valid and binding obligation of the Holdco Acquiror, enforceable against the Holdco Acquiror in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). The Holdco Acquiror does not own, directly or indirectly, any capital stock or other equity interests in any Person and does not have any Subsidiaries.

Section 4.02. Capitalization of the Acquirors.

(a) The authorized capital stock of the Parent Acquiror consists of 380 million Class A ordinary shares, par value $0.0001 (the “Class A Shares”); 20 million Class B ordinary shares, par value $0.0001 (the “Class B Shares” and, together with the Class A Shares, the “Parent Common Stock”), and 1,000,000 preferred shares, par value $0.0001 (the “Parent Preferred Stock”). None of the Parent

Preferred Stock is issued and outstanding. As of the date of this Agreement, (i) 2,277,853 Class A Shares were issued and outstanding, excluding 47,722,147 shares subject to possible redemption, and (ii) 12,500,000 Class B Shares were issued and outstanding. The authorized capital stock of the Holdco Acquiror consists of 100 shares of common stock, par value $0.0001 (the “Holdco Common Stock”), all of which is issued to and held by the Parent Acquiror. All the outstanding shares of the Parent Common Stock and the Holdco Common Stock have been duly authorized and validly issued and are fully paid and non-assessable and are free of pre-emptive rights. No issued and outstanding shares of any of the capital stock of the Acquirors are held in treasury. The shares of Holdco Common Stock to be delivered to the Sellers on the Closing Date have been duly authorized and will be validly issued, fully paid and non-assessable, free and clear of pre-emptive rights and Liens and, when delivered, will represent ten percent (10%) of the fully diluted stock of the Holdco Acquiror as of the Closing Date.

(b) Except as set forth in Section 4.02(a) of this Agreement or Section 4.02(b) of the Acquiror Disclosure Schedules, (i) the Acquirors do not have any shares issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Acquirors are a party obligating the Acquirors to (A) issue, transfer or sell any shares or other equity interests of the Acquirors or securities convertible into or exchangeable for such shares or equity interests; (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment; (C) redeem or otherwise acquire any such shares or other equity interests; or (D) provide a material amount of funds to, or make any material investment in any Person other than the Company.

(c) The Acquirors do not have outstanding bonds, debentures, notes or other similar obligations with the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the shareholders of the Acquirors on any matter.

(d) Except as set forth in Section 4.02(d) of the Acquiror Disclosure Schedules, there are no voting trusts or other agreements or understandings to which the Acquirors are a party with respect to the voting of the capital stock or other equity interests of the Acquirors.

Section 4.03. No Conflicts.

(a) Other than the Acquiror Shareholder Approvals, the execution and delivery by the Acquirors of this Agreement do not, and the consummation of the Transactions and compliance with the provisions hereof will not (a) result in any violation or breach of, or default or change of control (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, loan, guarantee of Indebtedness or credit agreement, note, bond, mortgage, indenture, material lease, permit, concession, franchise or right binding upon the Acquirors, or result in the creation of any Lien upon any of the properties, rights or assets of the Acquirors, other than Permitted Liens; (b) conflict with or result in any violation of any provision of the Acquiror Governing Documents; or (c) conflict with or violate any Laws applicable to the Acquirors or any of their respective properties or assets, other than in the case of clause (a) any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

(b) Assuming the accuracy of the representations and warranties of the Sellers contained in this Agreement, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person is required on the part of the Acquirors with respect to the Acquirors’ execution or delivery of this Agreement or the consummation of the Transactions, except for (i) applicable requirements of the HSR Act, the Competition Act or any similar foreign antitrust Law and (ii) as otherwise disclosed in Section 4.03(b) of the Acquiror Disclosure Schedules.

Section 4.04. No Holdco Liabilities.  Since its date of incorporation, the Holdco Acquiror has not carried on any business or conducted any operations other than the execution of this Agreement and the other Transaction Documents to which it is a party, the performance of its obligations hereunder and thereunder and matters ancillary thereto. Other than under the Transaction Documents or pursuant to the performance of its obligations thereunder, the Holdco Acquiror does not have any liabilities.

Section 4.05. Investment Purpose.  The Holdco Acquiror is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. The Holdco Acquiror acknowledges that the Shares are not registered under the Securities Act or any state securities laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable. The Holdco Acquiror is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in its financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 4.06. SEC Filings.  The Parent Acquiror has since September 16, 2015 timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC, pursuant to the Exchange Act or the Securities Act (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “Acquiror SEC Reports”). Each of the Acquiror SEC Reports, as of the respective date of its filing or, if amended, as of the date of the most recent amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Reports. As of the respective date of its filing or most recent amendment, no Acquiror SEC Report contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Reports.

Section 4.07. Internal Controls; Listing; Financial Statements.

(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of the Parent Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (i) the Parent Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Parent Acquiror, including its consolidated Subsidiaries, is made known to the Parent Acquiror’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and (ii) since September 16, 2015, the Parent Acquiror and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of the Parent Acquiror’s financial reporting and the preparation of the Parent Acquiror’s financial statements for external purposes in accordance with US GAAP.

(b) Each director and executive officer of the Parent Acquiror has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. The Acquirors have not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c) Except as set forth in Section 4.07(c) of the Acquiror Disclosure Schedules, since September 16, 2015, the Parent Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq. The issued and outstanding shares of the Parent Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. There is no legal proceeding pending or, to the knowledge of the Acquirors, threatened by Nasdaq or the SEC with respect to any intention by such entity to deregister the Parent Common Stock or prohibit or terminate the listing of the Parent Common Stock on Nasdaq. The Acquirors have taken no action that is designed to terminate the registration of the Parent Common Stock under the Exchange Act.

(d) The Acquiror SEC Reports contain true and complete copies of the (i) audited balance sheet as of December 31, 2016, and the related statements of operations, cash flows and changes in shareholders’ equity of the Parent Acquiror for the year ended December 31, 2016, together with the auditor’s reports thereon, and (ii) unaudited balance sheet as of June 30, 2017, and the related statements of operations, cash flows and changes in shareholders’ equity of the Parent Acquiror for the three (3) month period ended June 30, 2017 ((i) and (ii) together, the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC Reports, the Acquiror Financial Statements (i) fairly present in all material respects the consolidated financial position of the Parent Acquiror, as at the respective dates thereof, and its results of operations and cash flows for the respective periods then ended; (ii) were prepared in conformity with US GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto); and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of the Parent Acquiror and its Subsidiaries have been, and are being, maintained in all material respects in accordance with US GAAP and any other applicable legal and accounting requirements.

Section 4.08. Trust Account.  As of the date hereof, the Parent Acquiror has $502.7 million in the account established by the Parent Acquiror for the benefit of its stockholders at Continental Stock Transfer & Trust Company (the “Trust Account”), such monies being invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust pursuant to that certain Investment Management Trust Agreement, dated as of September 10, 2015, between the Parent Acquiror and Continental Stock Transfer & Trust Company (the “Trust Agreement”). The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Reports to be inaccurate or that would entitle any Person (other than pursuant to an Acquiror Share Redemption) to any portion of the proceeds in the Trust Account. There are no proceedings pending or, to the knowledge of the Parent Acquiror, threatened with respect to the Trust Account.

Section 4.09. No Undisclosed Liabilities.  Except (a) as disclosed, reflected or reserved against in the Parent Acquiror’s unaudited consolidated balance sheet (or the notes thereto) as of June 30, 2017 (the “Acquiror Balance Sheet Date”), (b) for liabilities incurred in the ordinary course of business since the Acquiror Balance Sheet Date, (c) as expressly permitted or contemplated by this Agreement and (d) for liabilities that have been discharged or paid in full in the ordinary course of business, as of the date hereof, the Acquirors do not have any material liabilities of any nature, whether accrued, contingent or otherwise. For purposes of this Section 4.09, the term “liabilities” shall not include obligations of the Acquired Companies to perform under or comply with any applicable Law, action, judgment or Contract, but would include such liabilities and obligations if there has been a default or failure to perform or comply by the Acquired Companies with any such liability or obligation if such default or failure would, with the giving of notice or passage of time or both, reasonably be expected to result in a monetary obligation or the imposition of injunctive or other equitable remedies.

Section 4.10. Compliance with Laws.  The Acquirors are in compliance in all material respects with all Laws applicable to the Acquirors or any of their respective properties or assets.

Section 4.11. Absence of Changes.

(a) Since December 31, 2016 through the date of this Agreement, there has not occurred any event, development, occurrence, change, or state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect.

(b) From the Acquiror Balance Sheet Date through the date of this Agreement, the Acquirors have not taken any action that would constitute a breach of clause (ii) of Section 6.01 had such action been taken after the execution of this Agreement and prior to the Closing Date or termination date of this Agreement.

Section 4.12. Finders and Brokers.  The Acquirors have not employed any investment banker, broker or finder in connection with the Transactions, other than as set forth in Section 4.12 of the Acquiror Disclosure Schedules, who might be entitled to any fee or any commission in connection with or upon consummation of the purchase and sale of the Shares.

Section 4.13. Indebtedness.  Other than advances from the Founders for expenses of the Acquirors incurred in the ordinary course of business, the Acquirors have no Indebtedness.

Section 4.14. No Discussions.  Other than discussions and negotiations relating to the Transactions, the Acquirors are not actively pursuing with any other Person (each a “Target”): (a) a sale or exclusive license of all or substantially all of any Target’s assets to the Parent Acquiror or the Holdco Acquiror; (b) any merger, consolidation or other business combination transaction with respect to any Target; or (c) the direct or indirect acquisition (including by way of a tender or exchange offer) by the Parent Acquiror or the Holdco Acquiror of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then outstanding shares of capital stock of any Target.

Section 4.15. Acquiror Vote Required.  The affirmative vote of a majority of the holders of the shares of the Parent Common Stock who are present at the meeting and vote is required to (a) approve the Transaction Agreements, the Transactions and any related transactions contemplated hereby; (b) approve the adoption of the New Benefit Plans; (c) approve the issuance of Parent Common Stock to the TDR Investor pursuant to the Equity Commitment Letter and the Subscription Agreement for purposes of applicable Nasdaq rules; (d) approve the issuance of Parent Common Stock to the Sellers or the TDR Investor, as applicable, in connection with the consummation of the transactions contemplated by the Exchange Agreement; (e) approve the other Transaction Proposals, other than those set forth in clauses (x) and (y) below and (f) adjourn the Acquiror Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the Transaction Proposals and the affirmative vote of two-thirds (66 2/3%) of the holders of the shares of the Parent Common Stock who are present at the meeting and vote is required to (x) approve the Domestication and (y) amend the Parent Acquiror Governing Documents in connection with the extension of the expiration date required thereunder for the consummation of the Transactions and adopt and approve the New Parent Acquiror Governing Documents in connection with the Domestication of the Parent Acquiror in Delaware (collectively, the “Acquiror Shareholder Approvals”). Other than the Acquiror Shareholder Approvals, there are no other votes of the holders of the Parent Common Stock or of any other class or series of the capital stock of the Parent Acquiror or Holdco Acquiror necessary with respect to the Transactions or any related matters.

Section 4.16. No Outside Reliance.  Notwithstanding anything contained in this ARTICLE IV or any other provision hereof, the Acquirors acknowledge and agree that neither the Sellers nor the Acquired Companies nor any of their respective Affiliates, agents or Representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given in ARTICLE III, including any implied representation or warranty as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries, and the Acquirors specifically disclaim that they are relying upon or have relied upon any representations or warranties beyond those expressly given in ARTICLE III that may have been made by any Person, and acknowledge and agree that the Sellers have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person. The Acquirors further acknowledge and agree that they have conducted their own independent review and analysis of the Acquired Companies and, based thereon, have formed an independent judgment concerning the business, operations, assets, condition and prospects of the Acquired Companies.

Section 4.17. No Other Representations or Warranties.  Except for the representations and warranties contained in this ARTICLE IV (including the related portions of the Acquiror Disclosure Schedules), neither the Acquirors nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Acquirors, including any representation or warranty as to the accuracy or completeness of any information regarding the Acquirors furnished or made available to the Sellers or their respective Representatives.

ARTICLE V
CERTAIN COVENANTS OF SELLERS

Section 5.01. Conduct of Business by the Company Prior to the Closing.  The Sellers agree that between the date of this Agreement and the Closing, or the date, if any, on which this Agreement is terminated pursuant to Section 9.01, except (a) as set forth in Section 5.01 of the Seller Disclosure Schedules, (b) as specifically required by this Agreement (including the Debt Financing, the Carve-out Transaction and the respective transactions contemplated thereby), (c) as required by Law or (d) as consented to in writing by the Acquirors, the Sellers (i) shall cause the Company and each Acquired Subsidiary to conduct its business in all material respects in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve intact its present business organization and to preserve its present relationships with customers, suppliers and other Persons with whom it has material business relationships and (ii) shall not, and shall not permit the Company or any Acquired Subsidiary to:

(a) split, combine, reduce, reclassify, encumber, pledge or dispose of any of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by an Acquired Subsidiary that is a wholly owned Subsidiary of the Company and that remains a wholly owned Acquired Subsidiary of the Company after consummation of such transaction;

(b) with respect to the Company exclusively, declare, accrue, set aside or pay any dividend or make any other distribution other than the distribution of the Debt Financing Proceeds;

(c) except as required by applicable Law or any Company Benefit Plan, (i) change the terms of its agreements or other arrangements with any director, officer, employee (other than any Excluded Employee), independent contractor or consultant; (ii) hire any employee or engage any independent contractor or consultant (other than any employee, independent contractor or consultant with compensation, including annual base salary and maximum bonus opportunity, of less than $350,000 per annum in the ordinary course of business consistent with past practice); (iii) establish, adopt, enter into, amend or terminate any Collective Bargaining Agreement or Company Benefit Plan (or a plan or arrangement that would be a Company Benefit Plan if in existence as of the date hereof); (iv) transfer, without the advance written consent of the Acquirors, any employees currently employed by or providing services to the Acquired Companies in any capacity, other than any Excluded Employee; or (v) increase or accelerate the base compensation, bonus or benefits payable to any director, officer, or employee, except for salary increases that are in the ordinary course of business consistent with past practice and annual bonuses for completed performance periods that are in the ordinary course of business consistent with past practice;

(d) terminate the employment of any individual in a position of vice president or above (or equivalent thereof), other than due to such individual’s death, disability or for cause or non-performance of duties (each, as determined by the Company or the applicable Subsidiary of the Company, in its reasonable discretion in the ordinary course of business consistent with past practice), other than any Excluded Employee;

(e) make any material change in financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by US GAAP or applicable Law;

(f) authorize or announce an intention to authorize, or enter into agreements providing for, any acquisitions of an equity interest in any Person or any business or division of any Person (including by means of an asset purchase), or any mergers, consolidations or business combinations, except for (i) capital expenditures in the ordinary course consistent with past practice, (ii) acquisitions of assets related to the business of the Acquired Companies as being conducted as of the date hereof for which the purchase price for such assets, individually or in the aggregate, does not exceed $20,000,0000 in cash, (iii) transactions between the Company and its wholly owned Acquired Subsidiaries or between the Company’s wholly owned Acquired Subsidiaries, or (iv) the creation of new wholly owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement and that will be Acquired Subsidiaries;

(g) amend the Company Governing Documents or the governing documents of any Acquired Subsidiary;

(h) redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness or capital leases or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (i) any Indebtedness for borrowed money among the Company and wholly owned Acquired Subsidiaries or among wholly owned Acquired Subsidiaries; (ii) guarantees by the Company of Indebtedness for borrowed money of Acquired Subsidiaries or guarantees by Acquired Subsidiaries of the Company of Indebtedness for borrowed money of the Company or any Acquired Subsidiary, which Indebtedness is incurred in compliance with this clause (i); (iii) transactions at the stated maturity of such Indebtedness and required amortization or mandatory prepayments; (iv) ordinary course working capital borrowings under the AS Credit Facility consistent with past practice; (v) interest accrued on Indebtedness not prohibited hereunder; and (vi) Indebtedness or capital leases not to exceed $15,000,000 in aggregate principal amount outstanding at any time incurred by any Acquired Company other than in accordance with clauses (i) through (v); provided that nothing contained herein shall prohibit (x) any Acquired Company from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice or (y) the Company from consummating the Debt Financing;

(i) except for sales and leases of modular space units in the ordinary course of business or a potential sale of the Ft. Meyers Site (defined in Section 3.16(a) of the Seller Disclosure Schedules), sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than (i) Permitted Liens and (ii) Liens with respect to assets or property acquired by any Acquired Company following the date hereof that are required to be granted pursuant to the AS Credit Facility or the Company Indentures), any of its properties or assets (including shares in the capital of the Subsidiaries of the Company), except (w) pursuant to an existing agreement in effect prior to the execution of this Agreement that is listed in Section 5.01(i) of the Seller Disclosure Schedules, (x) in the case of Liens, as required in connection with any Indebtedness permitted to be incurred pursuant to Section 5.01(h), (y) such transactions with neither a fair market value of the assets or properties nor an aggregate purchase price that exceeds $25,000,000 in the aggregate for all such transactions and (z) for transactions among the Company and its wholly owned Acquired Subsidiaries or among the Company’s wholly owned Acquired Subsidiaries; provided that nothing contained herein shall prohibit the Company from consummating the Debt Financing;

(j) transfer, assign, license, otherwise dispose of, or subject to any Lien (other than (i) Permitted Liens and (ii) Liens with respect to assets or property acquired by any Acquired Company following the date hereof that are required to be granted pursuant to the AS Credit Facility or the Company Indentures), any material Company Owned IP, except in the ordinary course of business; provided that nothing contained herein shall prohibit the Company from (x) consummating the Debt Financing or (y) transferring or assigning any registered Trademarks for “Algeco Scotsman” or any internet domain name registrations incorporating “Algeco” or “AlgecoScotsman” to any of the Sellers (or their designee);

(k) adopt a plan of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization other than this Agreement;

(l) except in the ordinary course of business consistent with past practice, amend, modify, terminate or encumber (other than an encumbrance that is a Permitted Lien) any Material Lease;

(m) enter into any agreement that restricts the ability of any of the Acquired Companies to engage or compete in any line of business in any respect material to the business of the Acquired Companies, or enter into any agreement that restricts the ability of any of the Acquired Companies to enter a new line of business;

(n) except for the Transition Services Agreement, enter into, renew or amend in any material respect any Affiliate Agreement;

(o) waive, settle or satisfy any material claim against any Acquired Company, other than in the ordinary course of business and consistent with past practice or that otherwise does not exceed $5,000,000 in the aggregate (net of insurance recoveries);

(p) make, change or revoke any material election relating to income Taxes, file any material amended Tax Return, surrender any right to claim a refund of a material amount of Taxes, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, enter into any material closing agreement or similar agreement relating to Taxes with any Governmental Authority, settle or compromise any material claim or assessment by any Governmental Authority relating to Taxes; or

(q) agree, in writing or otherwise, or commit to take any of the foregoing actions.

Notwithstanding the foregoing, nothing contained in this Agreement shall give the Acquirors, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.02. Certain Consents.  On or prior to the Closing, the Sellers shall have used commercially reasonable efforts to take (or caused to be taken) all actions, and done (or caused to be done) all things necessary to have:

(a) obtained customary lien releases, instruments of termination, acknowledgments and legal opinions, in each case as reasonably required by the Acquirors or the Debt Financing Sources, in order to evidence the release of the Acquired Companies from their respective obligations (including guarantees) and the release of any related Liens on any property, assets or the equity interests of the Acquired Companies under the AS Indentures; and

(b) obtained the (i) consent of the requisite percentage of the lenders under the AS Credit Facility to consummate the Transactions, which may take the form of an amendment and restatement of the AS Credit Facility (the “AS Credit Facility Consent”), and (ii) release of the Acquired Companies from their obligations (including guarantees) under the AS Credit Facility and the release of all Liens and other security interests on any property or assets of the Acquired Companies and on the equity interests of the Company in favor of any secured party or agent under the AS Credit Facility (and, in connection therewith, obtained customary lien releases, instruments of termination and acknowledgements, in each case that are reasonably required by the Acquirors or the Debt Financing Sources).

Section 5.03. Trust Account Waiver.  Each Seller acknowledges and agrees that the Parent Acquiror is a blank check company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company and one or more businesses or assets. Each Seller acknowledges and agrees that the Acquirors’ sole assets consist of the cash proceeds of the Parent Acquiror’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public shareholders. For and in consideration of the Acquirors entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, each Seller, on behalf of itself and any of its managers, directors, officers, affiliates, members, stockholders and trustees, hereby irrevocably waive any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account, and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, any claims against the Acquirors arising under this Agreement.

Section 5.04. Carve-out Transaction.  The Sellers shall, and shall cause the Company to, use commercially reasonable efforts to effectuate and consummate the Carve-out Transaction on or prior to the Closing on terms and conditions substantially consistent with the Carve-out Term Sheet. In furtherance of and not by way of limitation of the foregoing, the Sellers shall, and shall cause the Company to (a) confer in good faith with the Acquirors with respect to the effectuation and consummation of the Carve-out Transaction and keep the Acquirors reasonably informed with respect to any material information with respect thereto, (b) prepare all documents, certificates, instruments and agreements, as applicable, to effectuate the Carve-out Transaction (the “Carve-out Transaction Documents”), and (c) afford the Acquirors the reasonable opportunity to review and comment on, and consider in good faith any such comments on, the Carve-out Transaction Documents.

ARTICLE VI
CERTAIN COVENANTS OF ACQUIRORS

Section 6.01. Acquiror Operations.  The Acquirors agree that between the date of this Agreement and the Closing, or the date, if any, on which this Agreement is terminated pursuant to Section 9.01, except (a) as set forth in Section 6.01 of the Acquiror Disclosure Schedules, (b) as specifically required by this Agreement, (c) as required by Law or (d) as consented to in writing by the Sellers, (i) the Acquirors shall conduct their business in all material respects in the ordinary course of business consistent with past practice and (ii) each of the Acquirors shall not:

(a) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of their capital stock, and or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities, other than in connection with an the Acquiror Share Redemption;

(b) except as otherwise contemplated by this Agreement, sell, issue or authorize the issuance of (i) any capital stock or other security; (ii) any option or right to acquire any capital stock or other security; or (iii) any instrument convertible into or exchangeable for any capital stock or other security, in each case other than in connection with the Equity Investment;

(c) make any distribution of amounts held in the Trust Account, except as permitted pursuant to Section 6.04 hereof;

(d) amend or permit the adoption of any amendment to any of its charter documents except as contemplated by the Transaction Documents;

(e) enter into, or permit any of the assets owned or used by it to become bound by, any Contract requiring the consent of any other party to such Contract in connection with the Transactions;

(f) (i) lend money to any Person or (ii) incur or guarantee any Indebtedness other than advances from the Founders for expenses of the Acquirors incurred in the ordinary course of business;

(g) change any of its methods of accounting or accounting practices in any material respect except as required by US GAAP or applicable Law;

(h) adopt a plan of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization other than this Agreement; or

(i) agree or commit to take any of the actions described in clauses (a) through (h) above.

Section 6.02. Acquiror Shareholder Approvals.  The Parent Acquiror shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act (a) give notice of and (b) convene and hold a meeting of its shareholders (the “Acquiror Shareholders Meeting”) in accordance with the Parent Governing Documents, for the purposes of obtaining the Acquiror Shareholder Approvals and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect an Acquiror Share Redemption. The Parent Acquiror shall, through its board of directors, recommend to its shareholders the (i) approval of the Domestication; (ii) adoption and approval of the Transaction Agreements, the Transactions and any related transactions contemplated hereby; (iii) amendment of the Parent Acquiror Governing Documents in connection with the extension of the expiration date required thereunder for the consummation of the Transactions, either in the form of a stand-alone amendment or simultaneously with the approval of the New Parent Acquiror Governing Documents (defined below); (iv) adoption and approval of the new Certificate of Incorporation and Bylaws of the Parent Acquiror, in the respective forms attached hereto as Exhibit K and Exhibit L (collectively, the “New Parent Acquiror Governing Documents”), in connection with the Domestication of the Parent Acquiror in Delaware; (v) adoption and approval of any other proposals as the SEC (or staff members thereof) may indicate are necessary in its comments to the Registration Statement or in correspondence related thereto, and of any other proposals reasonably agreed by the Acquirors and the Sellers as necessary or appropriate in connection with the Transactions; (vi) adoption and approval of the New Benefit Plans; (vii) approval of the issuance of Parent Common Stock to the TDR Investor pursuant to the Equity Commitment Letter and the Subscription Agreement for purposes of applicable Nasdaq rules; (viii) approval of the issuance of Parent Common Stock to the Sellers or the TDR Investor, as applicable, in connection with the consummation of the transactions contemplated by the Exchange Agreement, if required, and (ix) the adjournment of the Acquiror Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (viii), together, the “Transaction Proposals”). The Parent Acquiror shall promptly notify the Sellers in writing of any determination to make any withdrawal of such recommendation or amendment, qualification or modification of such recommendation in a manner adverse to the Sellers (an “Adverse Recommendation”); provided, that the Parent Acquiror may only postpone or adjourn the Acquiror Shareholders Meeting (x) to solicit additional proxies for the purpose of obtaining the Acquiror Shareholder Approvals, (y) for the absence of a quorum and (z) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Parent Acquiror has determined after consultation with outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of the Parent Acquiror prior to the Acquiror Shareholders Meeting.

Section 6.03. No Solicitation.  From the date of this Agreement until the Closing Date or the date, if any, on which this Agreement is terminated pursuant to Section 9.01, neither the Acquirors nor any of their respective Affiliates or Representatives shall, directly or indirectly:

(a) commence, initiate or renew any discussion, proposal or offer to any Target, or make any proposal or offer related to a business combination (other than the Transactions);

(b) commence or renew any due diligence investigation of any Target;

(c) participate in any discussions or negotiations or enter into any term sheet, memorandum of understanding or other Contract with any Target;

(d) present or respond substantively to any proposal or offer to any Target relating to a possible transaction of any kind; or

(e) agree or commit to take any of the actions described in clauses (a) through (d) above.

From and after the date hereof, the Acquirors and their respective officers and directors shall, and the Acquirors shall instruct and cause their respective Representatives to, immediately cease and terminate all discussions and negotiations with any Person that may be ongoing with respect to a possible business combination.

Section 6.04. Trust Account Termination.  Prior to the Closing, none of the funds held in the Trust Account may be used or released except (i) for the withdrawal of interest to pay income taxes and (ii) to effectuate the Acquiror Share Redemption; provided that at least $250 million of gross cash proceeds remains in the Trust Account as of Closing (or such lesser amount as the Sellers may agree to in writing in their sole discretion pursuant to Section 2.02 hereof). Following the Closing, and upon notice to the trustee of the Trust Account (the “Trustee”) and the satisfaction of the requirements for release set forth in the Trust Agreement, the Trustee shall be obligated to release as promptly as practicable any and all amounts still due to holders of the Parent Common Stock who have exercised their redemption rights with respect to the Parent Common Stock, and, thereafter, release the remaining funds in the Trust Account to the Parent Acquiror to be reflected on the Parent Acquiror’s consolidated balance sheet and the Trust Account shall thereafter be terminated.

Section 6.05. D&O Insurance and Indemnification.

(a) The Acquirors agree that all rights to indemnification, advancement of expenses and exculpation by the Company now existing in favor of each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Closing Date, an officer or director of the Company, as provided in the Company Governing Documents or pursuant to any other agreements in effect on the date hereof and disclosed in Section 6.05(a) of the Seller Disclosure Schedules, shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms.

(b) The Acquirors shall cooperate with the TDR Investor to cause the Company to (i) maintain in effect for a period of six years after the Closing Date, if available, the current policies of directors’ and officers’ liability insurance maintained by the Company immediately prior to the Closing Date (provided that the Company may substitute therefor policies of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company when compared to the insurance maintained by the Company as of the date hereof), or (ii) obtain as of the Closing Date “tail” insurance policies with a claims period of six years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors and officers of the Company, in each case with respect to claims arising out of or relating to events that occurred on or prior to the Closing Date (including in connection with the Transactions).

(c) The obligations of the Acquirors under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect any director or officer to whom this Section 6.05 applies without the consent of such affected director or officer (it being expressly agreed that the directors and officers to whom this Section 6.05 applies shall be third-party beneficiaries of this Section 6.05, each of whom may enforce the provisions of this Section 6.05).

(d) In the event the Acquirors, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of the Acquirors or the Company, as the case may be, shall assume all of the obligations set forth in this Section 6.05.

Section 6.06. Domestication.  Subject to receipt of the Acquiror Shareholder Approvals, the Parent Acquiror shall file, on or prior to the Closing Date, a Certificate of Domestication with the Delaware Secretary of State, together with the Certificate of Incorporation in the form attached hereto as Exhibit K.

ARTICLE VII
JOINT COVENANTS OF SELLERS AND ACQUIRORS

Section 7.01. Access; Confidentiality; Notice of Certain Events.

(a) From the date of this Agreement until the Closing Date or the date, if any, on which this Agreement is terminated pursuant to Section 9.01, to the extent permitted by applicable Law, each of the Sellers and the Acquirors shall, and shall cause each of their respective Subsidiaries (if applicable), to afford to the other Party and to the Representatives of such other Party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, Contracts, commitments, personnel and records (in each case, whether in physical or electronic form) and, during such period, each of the Sellers and the Acquirors shall, and shall cause each of their respective Subsidiaries to, furnish reasonably promptly to the other Party any and all information (financial or otherwise) concerning its and its Subsidiaries’ business, properties and personnel as such other Party may reasonably request. Notwithstanding the foregoing, neither the Seller nor the Acquirors shall be required by this Section 7.01(a) to provide the other Party or the Representatives of such other Party with access to, or to disclose information that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement, the disclosure of which would violate any Law or duty or that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use commercially reasonable efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege). Each of the Sellers and the Acquirors will use commercially reasonable efforts to minimize any disruption to the business of the Company that may result from the requests for access, data and information hereunder.

(b) Each of the Sellers and the Acquirors will hold, and will cause their respective Representatives and Affiliates to hold, any non-public information, including any information exchanged pursuant to Section 7.01(a), in confidence in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(c) The Sellers shall give prompt notice to the Acquirors, and the Acquirors shall give prompt notice to the Sellers (i) of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement or the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions; (ii) of any legal proceeding commenced or, to any Party’s knowledge, threatened against such Party or any of its Subsidiaries or Affiliates or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transactions; (iii) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Subsidiaries of the Company or the Acquirors, that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or an Acquiror Material Adverse Effect, or that would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 7.01(c) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not affect any of the conditions set forth in ARTICLE VIII or give rise to any right to terminate under Section 9.01.

Section 7.02. Preparation of Proxy Statement/Registration Statement.

(a) As promptly as practicable after the execution of this Agreement (provided that the Sellers have provided to the Acquirors all of the information described in Section 7.02(d) hereof), (i) the Acquirors shall prepare and file with the SEC materials that shall include the proxy statement/prospectus to be filed with the SEC as part of the Registration Statement and sent to the shareholders of the Parent Acquiror relating to the Acquiror Shareholders Meeting (such proxy statement/prospectus, together with any amendments or supplements thereto, the “Proxy Statement”) and (ii) the Acquirors shall prepare (with the Sellers’ reasonable cooperation) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in connection with the Domestication and the Transactions. The Acquirors shall use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. The Parent Acquiror shall set a record date (the “Acquiror Record Date”) for determining the shareholders of the Parent Acquiror entitled to attend the Acquiror Shareholders Meeting. The Acquirors also agree to use commercially reasonable efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the Transactions, and the Sellers shall furnish all information concerning the Company, its Subsidiaries and any of their respective shareholders as may be reasonably requested in connection with any such action. The Acquirors will cause the Proxy Statement to be mailed to each shareholder who was a shareholder of the Parent Acquiror as of the Acquiror Record Date promptly after the Registration Statement is declared effective under the Securities Act.

(b) The Acquirors will advise the Sellers, promptly after the Acquirors receive notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Parent Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. The Sellers and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any other document each time before any such document is filed with the SEC, and the Acquirors shall give reasonable and good faith consideration to any comments made by the Sellers and their counsel. The Acquirors shall provide the Sellers and their counsel with (i) any comments or other communications, whether written or oral, that the Acquirors or their counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of the Acquirors to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating in any discussions or meetings with the SEC.

(c) Each of the Sellers and the Acquirors shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Proxy Statement will, at the date it is first mailed to the shareholders of the Acquirors and at the time of the Acquiror Shareholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Closing any information relating to the Sellers, the Company, the Acquirors or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Sellers or the Acquirors that is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the shareholders of the Parent Acquiror.

(d) Each of the Sellers acknowledge that a substantial portion of the Registration Statement will include disclosure regarding the Sellers, the Acquired Companies, their respective officers, directors and stockholders, and their business, management, operations and financial condition. Accordingly, each Seller agrees to, and agrees to cause the Acquired Companies to, as promptly as reasonably practicable, use commercially reasonable efforts to provide the Acquirors with all such information that is required or reasonably requested by the Acquirors to be included in the Registration Statement or any other statement, filing, notice or application required to be made by or on behalf of the Acquirors to the SEC or Nasdaq in connection with the Transactions.

Section 7.03. Governmental Approvals and Other Third-party Consents.

(a) Each Party shall, as promptly as possible, use commercially reasonable efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement. Each Party shall cooperate fully with the other Party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The Parties shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders or approvals.

(b) If required by the HSR Act, each Party agrees to make an appropriate filing pursuant to the HSR Act with respect to the Transactions within ten Business Days after the date hereof and to supply as promptly as practicable to the appropriate Governmental Authority any additional information and documentary material that may be requested pursuant to the HSR Act. The filing fee associated with obtaining approval under the HSR Act shall be shared equally by the Parties. Each Party shall be responsible for its own legal costs associated with obtaining approval under the HSR Act.

(c) If required by the Competition Act, each Party agrees to make an appropriate filing with the Commissioner of Competition its respective notification filing under Subsection 114(1) of the Competition Act as promptly as practicable after the execution of this Agreement. The filing fee associated with obtaining the Competition Act Clearance shall be shared equally by the Parties. Each Party shall be responsible for its own legal costs associated with obtaining the Competition Act Clearance.

(d) All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either Party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the Transactions (but, for the avoidance of doubt, not including any interactions between the Sellers or the Company with Governmental Authorities in the ordinary course of business, any disclosure that is not permitted by Law or any disclosure containing confidential information) shall be disclosed to the other Party in advance of any filing, submission or attendance, it being the intent that the Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments and proposals. Each Party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other Party with the opportunity to attend and participate in such meeting, discussion, appearance or contact.

(e) The Sellers and the Acquirors shall use commercially reasonable efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 3.04(b) of the Seller Disclosure Schedules and Section 4.03(b) of the Acquiror Disclosure Schedules; provided, however, that the Sellers shall not be obligated to pay any consideration therefor to any third party from whom consent or approval is requested.

Section 7.04. Debt Financing and Equity Investment.

(a) The Holdco Acquiror has obtained a debt commitment letter, dated as of the date hereof (such letter, together with all annexes and exhibits attached thereto and the executed fee letter, dated as of the date hereof, as amended, modified, waived, supplemented, extended or replaced in accordance with the terms therein and herein, and in the case of the fee letter which may be redacted in respect of numeric fee amounts, economic terms and “market flex” provisions specified therein, collectively, the “Debt Commitment Letter”), pursuant to which the Debt Financing Sources have committed, subject to the terms and conditions thereof, to lend to the Holdco Acquiror the amounts set forth therein for, among other things, the purposes of financing the Transactions, to the extent set forth herein. In addition, the Parent Acquiror has obtained an equity commitment letter, dated as of the date hereof, by and between the TDR Investor and the Parent Acquiror (the “Equity Commitment Letter”), pursuant to which the TDR Investor has committed, subject to the terms and conditions set forth therein, to invest the amount set forth therein to purchase equity interests of the Parent Acquiror in connection with the Transactions.

(b) Each of the Acquirors and the Sellers shall, and the Sellers shall cause the Company to, use commercially reasonable efforts to take (or cause to be taken) all actions, and to do (or cause to be done) all things necessary, proper or advisable such that prior to the Closing the Holdco Acquiror may consummate the Debt Financing, which, together with the funds in the Trust Account and the proceeds of the Equity Investment, shall be sufficient to consummate the Transactions, including by using commercially reasonable efforts to (i) negotiate definitive agreements with respect to the Debt Financing (the “Debt Financing Documents”); (ii) satisfy (or, if deemed advisable by the Acquirors and the Sellers, seek a waiver of) on a timely basis all conditions in any Debt Financing Documents that are within its control and otherwise comply with its obligations thereunder; (iii) maintain in effect any Debt Financing Documents until the Transactions are consummated or this Agreement is terminated in accordance with its terms; (iv) enforce its rights under any Debt Financing Documents in the event of a breach by any counterparty thereto that would reasonably be expected to materially impede or delay the Closing. Each Seller and the Acquirors shall give the other Party prompt oral and written notice of any material breach or default by any party to any Debt Financing Documents or any Alternative Financing, in each case of which it has become aware, and any purported termination or repudiation by any party to any Debt Financing Documents or any Alternative Financing, in each case of which it has become aware, or upon receipt of written notice of any material dispute or disagreement between or among the parties to any Debt Financing Documents or any Alternative Financing or any Debt Financing Source. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in any Debt Financing Documents, each of the Acquirors and the Sellers shall use commercially reasonable efforts to promptly arrange to obtain alternative financing (“Alternative Financing”) from alternative sources in an amount sufficient to consummate the Transactions on terms and conditions no less favorable to the Holdco Acquiror than the terms and conditions under the Debt Commitment Letter. In such event, the term “Debt Financing” as used in this Agreement shall be deemed to include any Alternative Financing and the term “Debt Commitment Letter” as used in this Agreement shall be deemed to include any commitment letters entered into with respect to any Alternative Financing.

(c) From and after the date of this Agreement until the Closing, the Sellers shall, and shall cause the Company to, use commercially reasonable efforts to provide the Acquirors with all cooperation reasonably requested by the Acquirors in connection with the Debt Financing, including by using commercially reasonable efforts to (i) provide to the Acquirors pertinent and customary financial and other information regarding the Company and the Acquired Subsidiaries as reasonably requested by the Acquirors for purposes of the Debt Financing and to cause the Company’s senior management to participate in a reasonable number of meetings (upon reasonable advance notice and at times and locations to be mutually agreed) to discuss any such information; (ii) participate in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing), conference calls, presentations, road shows, due diligence (including accounting due diligence) and drafting sessions and sessions with actual and prospective Debt Financing Sources, prospective lenders, investors and rating agencies; (iii) provide reasonable assistance in the preparation of those sections of any customary prospectuses, offering memoranda, information memoranda or other customary materials that relate to the Company and the business of the Company; (iv) assist the Acquirors and the Debt Financing Sources with their marketing efforts with respect to the Debt Financing, including in the preparation of materials for rating agency presentations, lender presentations, bank information memoranda, offering documents, private placement memoranda, prospectuses, business projections or other marketing documents customarily used to arrange the Debt Financing contemplated by the Debt Commitment Letter (and identifying any portion of information provided that constitutes material non-public information); (v) execute and deliver, as of the Closing, any definitive financing documents, including any credit or purchase agreements, subscription agreements, guarantees, pledge agreements, security agreements, mortgages, deeds of trust and other security documents or other certificates, documents and instruments relating to guarantees, or any amendments thereto, the pledge of collateral and other matters ancillary to the Debt Financing as may be reasonably requested by any Debt Financing Sources in connection with the applicable Debt Financing and otherwise reasonably facilitating the pledging of collateral, as applicable; and (vi) take all corporate or other actions necessary to permit the consummation of the Debt Financing and to permit the gross proceeds thereof to be made available on the Closing Date to consummate the Transactions.

Section 7.05. Public Announcements.  So long as this Agreement is in effect, neither the Sellers, the Acquirors, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other public announcement with respect to this Agreement or the Transactions without the prior consent of the other Parties; provided, however, that such Party may issue or cause the publication of any press release or other public announcement with respect to this Agreement or the Transactions without the prior consent of the other Parties if such Party (a) determines, after consultation with outside counsel, that such press release or other public announcement is required by applicable Law, including the Securities Act or Exchange Act and (b) endeavors, on a reasonable basis given the circumstances, to provide a meaningful opportunity to the other Party to review and comment on such press release or other public announcement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto.

Section 7.06. Employees; Benefit Plans.

(a) As of the Closing Date, (i) the Excluded Employees shall no longer be eligible to participate in the Company Benefit Plans and (ii) all employees of the Acquired Companies who are not Excluded Employees and remain employed immediately after the Closing (each a “Company Continuing Employee”) shall continue to be eligible to participate in the Company Benefit Plans to the same extent such Company Continuing Employees participated in such plans immediately prior to the Closing Date. Prior to the Closing Date, Sellers shall use commercially reasonable efforts to take all steps necessary to ensure that the Company Benefit Plans are maintained and sponsored by the Company or any successor entity of the Company without material interruption, such that the Company Continuing Employees (A) are credited for service with the Acquired Companies for the pre-Closing period, (B) continue to have pre-existing condition exclusions and actively-at work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements waived to the extent satisfied by any Company Continuing Employee under any Company Benefit Plan as of the Closing Date, and (C) have any deductible, co-insurance and out-of-pocket covered expenses paid on or before the Closing Date by any Company Continuing Employee (or covered dependent thereof) continue to be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Closing Date in the year of the Closing. In addition to the foregoing, the Sellers and the Company will use commercially reasonably efforts prior to the Closing to adopt new long-term incentive plans for the Company to grant, on a discretionary basis, any benefits not covered by the Company Benefit Plans to be maintained by the Company following the Closing (collectively, the “New Benefit Plans”), which New Benefit Plans will be adopted and become effective on the Closing.

(b) This Section 7.06 shall be binding upon and inure solely to the benefit of the Parties, and nothing in this Section 7.06, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.06. Nothing in this Section 7.06 shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The Parties acknowledge and agree that the terms set forth in this Section 7.06 shall not create any right in any employee or any other Person to any continued employment for any period with the Company, the Acquirors or any of their respective Affiliates, or continued receipt of any specific compensation or employee benefit of any nature or kind whatsoever, or shall constitute an amendment to, adoption of, or any other modification of the Company Benefit Plans. Nothing in this Section 7.06 shall be deemed to limit the right of the Sellers, the Acquirors, the Company or any of their respective Affiliates to terminate employment or any of their respective employees or other service providers at any time.

Section 7.07. Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration, recording, value added and other such Taxes, fees and charges (including any penalties and interest) incurred in connection with this Agreement (including any real property transfer Tax and any other similar Tax) shall be borne and paid equally by the Acquirors, on the one hand, and the Sellers, on the other hand. The Party required under applicable Law to file any Tax Return or other document with respect to such Taxes or fees shall, at its own expense, timely file any such Tax Return or other document (and the other Parties shall cooperate with respect thereto as necessary)

Section 7.08. Closing Conditions.  From the date hereof until the Closing, each Party shall, and shall cause its respective Affiliates and Representatives to, (a) negotiate in good faith to agree the definitive terms of the Exchange Agreement and Shareholders Agreement and (b) use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in ARTICLE VIII hereof.

Section 7.09. Further Assurances.  Following the Closing, each Party shall, and shall cause its respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the Transactions. Without limiting the foregoing, to the extent any of the transactions necessary to effect the Carve-out Transaction have not been consummated as of the Closing Date, each Party hereby covenants and agrees to use commercially reasonable efforts to work together to effectuate such transactions and shall, and shall cause its respective Affiliate to, execute and deliver such additional documents, instruments, conveyances and assurances, and take such further actions as may be reasonably required to give effect to such transactions.

ARTICLE VIII
CONDITIONS TO CLOSING

Section 8.01. Conditions to Obligations of the Parties.  The obligation of each Party to consummate the Transactions shall be subject to the fulfillment at or prior to the Closing of each of the following conditions:

(a) Antitrust.  (i) The filings of the Acquirors and the Sellers required pursuant to the HSR Act, if any, shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated and (ii) Competition Act Clearance, if required, shall have been obtained.

(b) No Prohibition or Legal Proceedings.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, judgment, decree, restraining order, preliminary or permanent injunction or other order that has the effect of making the Transactions illegal or otherwise restraining or prohibiting consummation of the Transactions. No Governmental Authority or other Person shall have commenced or threatened to commence any legal proceeding or other claim challenging or seeking to prohibit or limit the Transactions or Transaction Proposals.

(c) Financing.  Effective as of immediately prior to (or substantially concurrently with) the Closing, the Debt Financing shall have been obtained and the Equity Investment shall have occurred.

(d) Acquiror Shareholder Approvals.  The Acquiror Shareholder Approvals shall have been obtained.

(e) AS Credit Facility Consent.  The Company shall have obtained the AS Credit Facility Consent.

(f) Ancillary Agreements.  Each Party shall have executed and delivered, or caused to be executed and delivered, to the other Parties copies of each Ancillary Agreement to which each such Party or any of its respective Affiliates or is a party and, in the case of the Escrow Agreement, the Founders shall have deposited their shares with the escrow agent as contemplated thereby.

(g) Carve-out Transaction.  The Carve-out Transaction shall have been consummated on terms and conditions substantially consistent with the Carve-out Term Sheet.

(h) Initial Designees.  The TDR Designees and the Founder Designees shall have, subject to the Closing occurring, been appointed to the Board of Directors of the Parent Acquiror.

Section 8.02. Conditions to Obligations of Sellers.  The obligation of the Sellers to consummate the Transactions shall be subject to the fulfillment at or prior to the Closing, or waiver by the Sellers, in their sole discretion, of each of the following conditions:

(a) Representations and Warranties.  (i) The representations and warranties of the Acquirors set forth in Section 4.02(a) shall be true and correct in all respects (other any failures of any such representations and warranties to be true and correct that are de minimis in the aggregate) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except that such representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in such manner as of such date; (ii) without giving effect to any qualification as to materiality or Acquiror Material Adverse Effect contained therein, the representations and warranties of the Acquirors set forth in Section 4.01, Section 4.02(b), Section 4.02(c), Section 4.02(d), Section 4.04 and Section 4.12 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except that such representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in such manner as of such date; and (iii) without giving effect to any qualification as to materiality or Acquiror Material Adverse Effect contained therein, each of the other representations and warranties of the Acquirors set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date except, in the case of this clause (iii), where any failures of any such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, an Acquiror Material Adverse Effect, except that such representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in such manner as of such date.

(b) Covenants.  The Acquirors shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing.

(c) Closing Certificate.  At the Closing, the Acquirors shall have delivered or caused to be delivered to the Sellers a certificate signed on behalf of the Acquirors by a duly authorized executive officer of each Acquiror stating that the conditions specified in Section 8.03(a) and Section 8.03(b) have been satisfied;

(d) Certificate of Secretary.  At the Closing, the Acquirors shall have respectively delivered or caused to be delivered to the Sellers a certificate signed by the Secretary or any duly authorized officer of each Acquiror, attesting to the completion of all necessary corporate action by such Acquiror to execute and deliver this Agreement and to consummate the Transaction, and including (i) copies of the organizational documents of such Acquiror certified by the Secretary of State of the State of Delaware dated no more than ten (10) Business Days prior to the Closing Date, (ii) resolutions or an action by written consent required in connection with this Agreement, and (iii) a good standing (or similar) certificate of such Acquiror from the Secretary of State of the State of Delaware that is dated no more than two (2) Business Days prior to the Closing Date.

(e) Trust Account Proceeds.  A minimum of $250 million of gross cash proceeds (or such lesser amount as the Sellers may agree to in writing in their sole discretion pursuant to Section 2.02 hereof) shall be available from the Trust Account to fund a portion of the Cash Consideration.

(f) Unrestricted Cash.  On a pro forma basis after the consummation of the Transactions, the Acquirors shall have at least $125 million unrestricted cash on hand (or such lesser amount as the Sellers may agree to in writing in their sole discretion), as reflected on the Parent Acquiror’s consolidated balance sheet, excluding the Equity Investment.

(g) No Material Adverse Effect.  Since the date of this Agreement, no Acquiror Material Adverse Effect shall have occurred.

(h) Nasdaq Listing.  The Parent Acquiror shall have regained compliance with Nasdaq Listing Rule 5550(a)(3).

(i) Domestication.  The Domestication shall have been completed.

(j) New Parent Acquiror Governing Documents.  The Certificate of Incorporation of the Parent Acquiror shall have been filed with the Delaware Secretary of State and the Bylaws of the Parent Acquiror shall have been adopted by its board of directors.

(k) Holdco Acquiror Governing Documents.  The Certificate of Incorporation and Bylaws of the Holdco Acquiror in effect on the date hereof, in the respective forms attached hereto as Exhibit M and Exhibit N (collectively, the “Holdco Acquiror Governing Documents”), shall not have been amended without the consent of the Sellers.

(l) Resignation of Officers and Directors of the Parent Acquiror.  The Parent Acquiror shall have delivered to Sellers the written resignations of the officers and directors of the Parent Acquiror that are not listed in the New Parent Acquiror Governing Documents effective as of the Closing.

Section 8.03. Conditions to Obligations of the Acquirors.  The obligation of the Acquirors to consummate the Transactions shall be subject to the fulfillment at or prior to the Closing, or waiver by the Acquirors, in their sole discretion, of each of the following conditions:

(a) Representations and Warranties; Covenants.  (i) The representations and warranties of the Sellers set forth in Section 3.03(a) shall be true and correct in all respects (other than any failures of any such representations and warranties to be true and correct that are de minimis in the aggregate) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except that such representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in such manner as of such date; (ii) without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein, the representations and warranties of the Company set forth in Section 3.01, Section 3.02, Section 3.03(b), Section 3.03(c), Section 3.03(d) and Section 3.18 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except that such representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in such manner as of such date; and (iii) without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein, each of the other representations and warranties of the Sellers set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date except, in the case of this clause (iii), where any failures of any such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Company

Material Adverse Effect, except that such representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in such manner as of such date.

(b) Covenants.  The Company shall have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) Closing Certificate.  At the Closing, the Sellers shall have delivered or caused to be delivered to the Acquirors a certificate signed on behalf of each Seller by a duly authorized executive officer of such Seller stating that the conditions specified in Section 8.02(a) and Section 8.02(b) have been satisfied

(d) Certificate of Secretary.  At the Closing, the Sellers shall have delivered or caused to be delivered to the Acquirors certificates signed by the Secretary or any duly authorized officer of each Seller, attesting to the completion of all necessary action by such Seller to execute and deliver this Agreement and to consummate the Transaction, and including (i) copies of the organizational documents of each Seller, (ii) any resolutions or an action by written consent required in connection with this Agreement, and (iii) a good standing (or similar) certificate of each Seller issued by the relevant authority in its jurisdiction of formation that is dated no more than two (2) Business Days prior to the Closing Date.

(e) No Material Adverse Effect.  Since the date of this Agreement, no Company Material Adverse Effect shall have occurred.

(f) FIRPTA Certificates.  The Acquirors shall have received one or more duly completed and executed certificates reasonably satisfactory to the Acquirors pursuant to Section 1445 of the Code from each Seller, certifying that the Shares do not constitute a U.S. real property interest within the meaning of Section 1445 of the Code.

(g) A/S Holding Stock Contribution.  The 172 shares of Company Common Stock held by A/S Holding on the date hereof shall have been sold, contributed or otherwise transferred to Algeco Global for purposes of effectuating the Share Sale contemplated hereby.

(h) Affiliate Agreements.  Each Acquired Company shall have been released with no further liability from each Affiliate Agreement listed under the headings “Sponsor” and “Consulting & Advisory” in Section 3.22 of the Seller Disclosure Schedules.

ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER

Section 9.01. Termination.  This Agreement may be terminated prior to the Closing:

(a) by the mutual written consent of the Sellers and the Acquirors;

(b) by either the Sellers or the Acquirors, if the Closing has not taken place on or before December 19, 2017 (the “Outside Date”); provided that such period may be extended by mutual written consent of the Sellers and the Acquirors in which case such agreed to later date shall be the Outside Date; provided further, however, that neither the Sellers nor the Acquirors will be permitted to terminate this Agreement pursuant to this Section 9.01(b) if the failure of the Closing to occur by the Outside Date is attributable to a failure on the part of such Party to perform any covenant or obligation in this Agreement required to be performed by such Party at or prior to the Closing Date;

(c) by the Sellers, in the case of an Adverse Recommendation;

(d) by the Sellers, if the Acquirors shall have breached any representation or warranty or shall have failed to comply with any covenant or agreement applicable to the Acquirors, in each case that would cause any of the conditions set forth in Section 8.01 or Section 8.02 not to be satisfied, and such condition is incapable of being satisfied by the Outside Date; provided, however, that no Seller is then in material breach of this Agreement;

(e) by the Acquirors, if the Sellers shall have breached any representation or warranty or failed to comply with any covenant or agreement applicable to the Sellers, in each case that would cause any of the conditions set forth in Section 8.01 or Section 8.03 not to be satisfied, and such condition is incapable of being satisfied by the Outside Date; provided, however, that neither Acquiror is then in material breach of this Agreement;

(f) by either the Sellers or the Acquirors in the event of the issuance of a final, non-appealable order by a Governmental Authority restraining or prohibiting the Transactions; and

(g) by either the Sellers or the Acquirors if the Acquiror Shareholder Approvals are not obtained at the Acquiror Shareholder Meeting duly convened therefor (unless such the Acquiror Shareholder Meeting has been adjourned, in which case at the final adjournment thereof) at which a vote on the Transaction Proposals was taken.

Section 9.02. Notice of Termination.  Any Party desiring to terminate this Agreement pursuant to Section 9.01 shall give written notice of such termination to the other Party, together with a brief description of the basis on which the Party is terminating this Agreement.

Section 9.03. Effect of Termination.  In the event of the termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and there shall be no liability on the part of any Party, except that the Confidentiality Agreement, Section 7.01(b), this Section 9.03 and ARTICLE XI shall survive such termination; provided, however, that nothing in this Agreement shall relieve a Party from liability for (i) any breach by such Party of the terms and provisions of this Agreement prior to such termination or (ii) fraud.

Section 9.04. Extension; Waiver.  At any time prior to the Closing, either the Sellers or the Acquirors may (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall not operate as an extension or waiver of, or estoppel with respect to, any subsequent or other failure. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party granting such extension or waiver.

Section 9.05. Waiver of Claims.  Notwithstanding anything to the contrary contained herein, the Parties (each on behalf of itself and its officers, directors, employees, agents, Affiliates and Representatives) hereby waive any rights or claims, whether at law or at equity, in contract, in tort, or otherwise against the Debt Financing Sources and hereby agree that in no event shall the Debt Financing Sources have any liability or obligation to the Parties or their respective officers, directors, employees, agents, Affiliates and Representatives and in no event shall the Parties seek or obtain any other damages of any kind against any Debt Financing Source (including special, consequential, indirect or punitive damages or damages of a tortious nature), in each case in connection with this Agreement, the Debt Financing, the Debt Financing Documents or the transactions contemplated hereby and thereby.

ARTICLE X
INDEMNIFICATION

Section 10.01. Indemnification by Sellers.  Notwithstanding any other provision of this Agreement, including the representations and warranties of the Sellers set forth in ARTICLE III, the Sellers, jointly and severally, shall indemnify and defend each Acquiror and their respective Representatives (collectively, the “Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind (including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder) (“Losses”) incurred or sustained by, or imposed upon, the Indemnitees or the Company relating to:

(a) any liabilities based upon, arising out of, with respect to or by reason of the Carve-out Transaction, including, without limitation, any Taxes, and any liabilities of any current subsidiary of the Company that is not an Acquired Subsidiary as a result of the Carve-out Transaction;

(b) any breach of Section 3.01(a)(ii), Section 3.01(a)(iii), Section 3.01(b)(ii), Section 3.01(b)(iii), Section 3.01(b)(ii), Section 3.01(b)(iii) or Section 3.04(a) or any Action directly relating to or arising from the events or circumstances that resulted in such breach; provided that any references to materiality or Company Material Adverse Effect shall be disregarded in determining whether a breach has occurred for purposes of this Section 10.01(b);

(c) any Environmental Liability related to the operation of the Acquired Companies prior to the Closing Date; or

(d) any liabilities arising out of the Earn-out Agreement, dated as of February 15, 2013 (the “TS Earn-out Agreement”), by and among the sellers named therein, the seller representative named therein and the Company relating to the Company’s purchase of the equity interests of Target Logistics Management, LLC.

Section 10.02. Indemnification Procedures.  The party making a claim under this ARTICLE X is referred to as the “Indemnified Party,” and the party against whom such claims are asserted under this ARTICLE X is referred to as the “Indemnifying Party.”

(a) Third Party Claims.  If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except to the extent the Indemnifying Party is materially prejudiced by such failure to provide prompt written notice. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in or, by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in all respects in such defense; provided that such Indemnifying Party may only assume such defense if it acknowledges in writing its obligation to indemnify in full the Indemnified Party pursuant to this Agreement; provided, further, that such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that is asserted directly by or on behalf of a Person that is a supplier or customer of the Company. In the event the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 10.02(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party; provided that if in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party or (B) there exists a material conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party. If the Indemnifying Party elects not to defend such Third Party Claim or, in the reasonable opinion of counsel to the Indemnified Party, fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 10.02(b) defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim.

(b) Settlement of Third Party Claims.  Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 10.02(b). If an offer is made to settle a Third Party Claim (a “Proposed Settlement”) and such offer would not lead to liability or the creation of a financial or other obligation of the Indemnified Party and such offer provides for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim, and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten (10) Business Days of receipt of such notice, then the Indemnified Party may contest or defend such Third Party Claim and, in such event, the maximum liability of the Indemnifying Party with respect to such Third Party Claim shall not exceed the amount of such Proposed Settlement. If the Indemnified Party fails to consent to such Proposed Settlement and also fails to assume defense of such Third Party Claim, then the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such Proposed Settlement. If the Indemnified Party has assumed the defense pursuant to Section 10.02(a), it shall not agree to any Proposed Settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c) Direct Claims.  Subject to the limitations set forth in Section 10.03(e), any Action by an Indemnified Party on account of a Loss that does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except to the extent the Indemnifying Party is materially prejudiced by such failure to provide prompt written notice. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have forty-five (45) days after receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim and to investigate whether and to what extent any amount is payable in respect of the Direct Claim, and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such forty-five (45)-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

(d) Mitigation.  The Acquirors agree to, and to cause the Company to, take all commercially reasonable actions to mitigate all Losses incurred or reasonably expected to be incurred by any Indemnified Party.

(e) Payments.  Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this ARTICLE X, the Indemnifying Party shall satisfy its obligations within ten (10) Business Days of such final, non-appealable adjudication by wire transfer of immediately available funds.

(f) Exclusive Remedy.  Notwithstanding anything contained herein to the contrary, from and after the Closing, indemnification pursuant to the provisions of this ARTICLE X shall be the sole and exclusive remedy with respect to any and all claims relating (directly or indirectly) to the subject matter of this Agreement or the Transactions contemplated hereby (except for fraud), regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise.

Section 10.03. Limitations on Indemnification Obligations.  Notwithstanding anything herein to the contrary, the rights of the Indemnified Parties to indemnification pursuant to the provisions of this ARTICLE X are subject to the following limitations:

(a) the amount of any and all Losses shall be determined net of (i) any amounts actually recovered by any Indemnified Party under any insurance policies from other collateral sources (such as contractual indemnities of any Person which are contained outside of this Agreement) with respect to such Losses (net of the cost of recovery and increases in insurance premiums) and (ii) any cash Tax benefits actually realized by the Indemnified Parties (or their direct or indirect beneficial owners) in the year of such Loss or the next succeeding taxable year that are attributable to any deduction, loss, credit or other Tax benefit resulting from or arising out of such Loss;

(b) an Indemnified Party’s right to make a claim for indemnification hereunder shall expire (i) with respect to Section 10.01(a) and Section 10.01(c) on the date that is one year from the Closing Date, (ii) with respect to Section 10.01(b) on April 15, 2020 and (iii) with respect to Section 10.01(d), on such date, if any, that the Company shall no longer have any obligations or liabilities under the TS Earn-Out Agreement;

(c) in no event shall the Indemnifying Parties have any obligation to indemnify the Indemnified Parties with respect to any Losses incurred under (i) Section 10.01(a) until the total amount of Losses the Indemnified Parties would recover pursuant to the terms hereof with respect to Section 10.01(a) equals or exceeds $500,000 or (ii) Section 10.01(c) until the total amount of Losses the Indemnified Parties would recover pursuant to the terms hereof with respect to Section 10.01(c) equals or exceeds $500,000, at which point, in each case, the Sellers will be obligated to indemnify the Indemnified Parties for the entire amount of any such indemnifiable Losses (for the avoidance of doubt, this Section 10.03(c) does not apply to any Losses recoverable pursuant to Section 10.01(b) or Section 10.01(d));

(d) in no event shall the Indemnifying Parties’ aggregate liability arising out of (i) Section 10.01(a) exceed $25 million, (ii) Section 10.01(c) exceed $25 million and (iii) Section 10.01(b) exceed $500 million (for the avoidance of doubt, this Section 10.03(d) does not apply to any Losses recoverable pursuant to Section 10.01(d));

(e) in no event shall the Indemnifying Parties be liable for any consequential, indirect, special, exemplary, punitive, incidental or enhanced damages, or other similar types of damages, including, but not limited to, damages for lost profits, lost revenues, lost business or diminution in value, regardless of whether such damages were foreseeable and the legal or equitable theory (contract, tort or otherwise) upon which the claim was made; provided that the limitation in this Section 10.03(e) shall not apply to any such damages that are payable to a third party by an Indemnified Party as determined by a court of competent jurisdiction in a final, non-appealable judgement; and

(f) in no event shall the Indemnifying Parties be liable for the reduction or unavailability of net operating losses of the Acquired Companies as a result of the Carve-out Transaction; provided that this Section 10.03(f) shall not be construed to mean that the indemnification obligations set forth in Section 10.01(c) would be unavailable to the extent of any actual Tax liability due and payable to a taxing authority directly resulting from the Carve-out Transaction.

ARTICLE XI
MISCELLANEOUS

Section 11.01. Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, prior to the Closing this Agreement may be amended, modified and supplemented by an instrument in writing signed on behalf of each of the Parties.

(b) At any time and from time to time prior to the Closing, the Sellers or the Acquirors may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the Sellers or the Acquirors, as applicable, (ii) waive any inaccuracies in the representations and warranties made to the Sellers or the Acquirors contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of the Sellers or the Acquirors, as applicable, contained herein. Any agreement on the part of the Sellers or the Acquirors to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the Sellers or the Acquirors, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.

(c) Notwithstanding anything in this Agreement to the contrary, no amendment may be made to Section 7.04, Section 9.05, this Section 11.01, Section 11.06, Section 11.07, Section 11.08, Section 11.09 and Section 11.10 (and any of the defined terms used therein and any other provisions of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of the foregoing) (in each case to the extent that such amendment affects the Debt Financing Sources) without the prior written consent of the Debt Financing Sources.

Section 11.02. Non-Survival of Representations and Warranties.  Except for the representations and warranties referred to in Section 10.01(b), which survive until April 15, 2020, none of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Closing. This Section 11.02 shall not limit any covenant or agreement of the Parties that by its terms contemplates performance after the Closing, including ARTICLE X.

Section 11.03. Expenses.  Except as otherwise expressly provided in this Agreement, until the Closing, or in the event this Agreement is terminated in accordance with Section 9.01, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses. Following the Closing, all Transaction Expenses shall be reimbursed from the gross proceeds from the Transactions. For the avoidance of doubt, upon Closing of the Transactions, all Transaction Expenses shall be paid by the Acquirors and the Company.

Section 11.04. Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), telecopied (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to the Sellers, to:

Algeco Scotsman Global S.à r.l.
901 S. Bond Street, #600
Baltimore, MD 21231
Attention: Azuwuike H. Ndukwu, General Counsel
Facsimile: (410)-931-6124
E-mail: az.ndukwu@willscot.com

with a copy to:

Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
Attention: William Schwitter
Facsimile: (212) 610-6399
E-mail: william.schwitter@allenovery.com

and

if to the Acquirors, to

Double Eagle Acquisition Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, CA 90067
Attention: Eli Baker
Facsimile: (310) 552-4508
E-mail: elibaker@geacq.com

and

Williams Scotsman Holdings Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, CA 90067
Attention: Eli Baker
Facsimile: (310) 552-4508
E-mail: elibaker@geacq.com

with a copy to:

Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
Attention: Joel L. Rubinstein
Facsimile: (212) 294-4700
E-mail: jrubinstein@winston.com

Section 11.05. Interpretation.  When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires. All references to currency, monetary values and dollars set forth herein shall mean U.S. dollars. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 11.06. Counterparts.  This Agreement may be executed manually or by facsimile or pdf by the parties hereto, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties hereto and delivered to the other parties hereto.

Section 11.07. Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Seller Disclosure Schedules and the Acquiror Disclosure Schedules) and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except as provided in Section 6.05, no provision of this Agreement or the Confidentiality Agreement, in each case express or implied, is intended to or shall confer upon any other Person other than the Parties any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement; provided that the Debt Financing Sources are intended third-party beneficiaries of, and may enforce, Section 9.05, Section 11.01, Section 11.07, Section 11.09 and Section 11.10.

Section 11.08. Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible.

Section 11.09. Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflict of laws principles that would result in the application of the Law of any other jurisdiction.

(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 11.09(b) in the manner provided for notices in Section 11.04. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law. Each Party agrees that it (w) will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way relating to this Agreement, the Debt Financing, the Debt Financing Documents or any of the transactions contemplated hereby or thereby, including, without limitation, any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than exclusively the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof), and that the provisions of Section 11.10 relating to the waiver of jury trial shall apply to any such action, cause of action, claim, cross-claim or third-party claim; (x) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to the Debt Commitment Letter or the transactions contemplated hereby or thereby in any New York State or in any such Federal court; (y) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (z) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the Parties agrees that service of process, summons, notice or document by registered mail addressed to you or us at the addresses set forth above shall be effective service of process for any suit, action or proceeding brought in any such court.

(c) Notwithstanding anything herein to the contrary, the Parties agree that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) concerning the construction, validity, interpretation and enforceability of the Debt Commitment Letter, or any of the Transactions, including, without limitation, any claim, controversy or dispute arising out of or relating in any way to the Debt Financing (whether based on contract, tort or otherwise) or concerning any Debt Financing Source shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the Laws of any jurisdiction other than the State of New York.

Section 11.10. Waiver of Jury Trial.  EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE TRANSACTION AGREEMENTS DELIVERED IN CONNECTION HEREWITH AND THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, INCLUDING ARISING OUT OF OR RELATING TO THE DEBT FINANCING OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY DEBT FINANCING SOURCE, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. EACH PARTY HEREBY FURTHER AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.10.

Section 11.11. Assignment.  This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 11.12. Enforcement; Remedies.  Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

IN WITNESS WHEREOF, the Sellers and the Acquirors have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

ALGECO SCOTSMAN GLOBAL S.À: R.L.

By:	/s/ Diarmuid Cummins Name: Diarmuid Cummins Title: Chief Executive Officer

ALGECO SCOTSMAN HOLDINGS KFT.

By:	/s/ Kakuk Bela Name: Kakuk Bela Title: Managing Director

DOUBLE EAGLE ACQUISITION CORP.

By:	/s/ Jeff Sagansky Name: Jeff Sagansky Title: President and Chief Executive Officer

WILLIAMS SCOTSMAN HOLDINGS CORP.

By:	/s/ Jeff Sagansky Name: Jeff Sagansky Title: President

[Signature Page to Stock Purchase Agreement]

EXHIBIT A

DEFINITIONS

“A/S Holding” shall have the meaning set forth in the Recitals.

“Acquired Companies” means the Company together with the Acquired Subsidiaries.

“Acquired Company Related Party” shall have the meaning set forth in Section 3.22.

“Acquired Subsidiaries” shall have the meaning set forth in Section 3.02(b).

“Acquiror Balance Sheet Date” shall have the meaning set forth in Section 4.09.

“Acquiror Disclosure Schedules” means the disclosure schedules dated as of the date of this Agreement delivered by the Acquirors to the Sellers and that form a part of this Agreement.

“Acquiror Financial Statements” shall have the meaning set forth in Section 4.07(d).

“Acquiror Material Adverse Effect” means any change, effect, development, circumstance, condition, event, state of facts or occurrence that has or would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of the Acquirors to perform their obligations under the Transaction Documents or to consummate the Transactions.

“Acquiror Record Date” shall have the meaning set forth in Section 7.02(a).

“Acquiror SEC Reports” shall have the meaning set forth in Section 4.06.

“Acquiror Share Redemption” means the election of an eligible (as determined in accordance with the Parent Acquiror Governing Documents) shareholder of the Parent Acquiror to redeem all or a portion of the Parent Common Stock held by such shareholder at a per-share price, payable in cash, equal to such shareholder’s pro rata share of the funds held in the Trust Account (as determined in accordance with the Parent Acquiror Governing Documents) in connection with the Acquiror Shareholder Approvals.

“Acquiror Shareholder Approvals” shall have the meaning set forth in Section 4.15.

“Acquiror Shareholders Meeting” shall have the meaning set forth in Section 6.02.

“Acquirors” shall have the meaning set forth in the Preamble.

“Action” means any claim, action, suit, arbitration, investigation or other proceeding of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any court, arbitrator or Governmental Authority or similar body.

“Adverse Recommendation” shall have the meaning set forth in Section 6.02.

“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly, whether through one or more intermediaries or otherwise, controls, is controlled by or is under common control with such specified Person.

“Affiliate Agreement” shall have the meaning set forth in Section 3.23.

“Agreement” shall have the meaning set forth in the Preamble.

“Algeco Global” shall have the meaning set forth in the Preamble.

“Algeco Holdings” shall have the meaning set forth in the Preamble.

“Alternative Financing” shall have the meaning set forth in Section 7.04(a).

“Ancillary Agreements” means each of the Subscription Agreement, the Earnout Agreement, the Escrow Agreement, the Transition Services Agreement, the Nominating Agreement, the Registration Rights Agreement, the IP Agreement, the Exchange Agreement and the Shareholders Agreement.

“AS Credit Facility” means the Amended and Restated Syndicated Facility Agreement, dated as of December 19, 2013, among the Company, the other borrowers and guarantors party thereto, Bank of America,

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N.A. and the other lenders party thereto, as amended, restated, amended and restated, supplemented or otherwise modified, and all loan, security, guarantee, intercreditor and other credit documents related thereto or entered in connection therewith.

“AS Credit Facility Consent” shall have the meaning set forth in Section 5.02(b).

“AS Indentures” means (a) the Indenture, dated as of October 11, 2012, among Algeco Scotsman Global Finance plc, a public limited company organized under the laws of England and Wales, the guarantors thereto and Wells Fargo Bank, National Association, relating to 10¾% Senior Unsecured Notes due 2019, as supplemented by the First Supplemental Indenture, dated as of March 15, 2013, as further supplemented by the Second Supplemental Indenture, dated as of April 30, 2013, as further supplemented by the Third Supplemental Indenture, dated as of January 8, 2014, as further supplemented by the Fourth Supplemental Indenture, dated as of January 17, 2014, and as further supplemented by the Fifth Supplemental Indenture, dated as of July 14, 2014, and (b) the Indenture, dated as of October 11, 2012, among Algeco Scotsman Global Finance plc, a public limited company organized under the laws of England and Wales, the guarantors thereto and Wells Fargo Bank, National Association, relating to 8½% senior secured notes due 2018 and 9% Senior Secured Notes due 2018, as supplemented by the First Supplemental Indenture, dated as of March 15, 2013, as further supplemented by the Second Supplemental Indenture, dated as of April 30, 2013, as further supplemented by the Third Supplemental Indenture, dated as of January 8, 2014, as further supplemented by the Fourth Supplemental Indenture, dated as of January 17, 2014, and as further supplemented by the Fifth Supplemental Indenture, dated as of July 14, 2014.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the Department of State of the State of Delaware or the commercial banks in the City of New York, New York or the Governmental Authorities in the Cayman Islands (for so long as Acquiror remains domiciled in the Cayman Islands) are required or authorized by Law to close.

“Carve-out Term Sheet” shall have the meaning set forth in Section 3.21.

“Carve-out Transaction” shall have the meaning set forth in the Recitals.

“Carve-out Transaction Document” shall have the meaning set forth in Section 5.04.

“Cash Consideration” shall have the meaning set forth in Section 2.02.

“Class A Shares” shall have the meaning set forth in Section 4.02(a).

“Class B Shares” shall have the meaning set forth in Section 4.02(a).

“Closing” shall have the meaning set forth in Section 2.04.

“Closing Date” shall have the meaning set forth in Section 2.04.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” shall have the meaning set forth in Section 3.13(a).

“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to subsection 7(1) of the Competition Act or any Person authorized to perform functions on his behalf.

“Company” shall have the meaning set forth in the Recitals.

“Company Balance Sheet Date” shall have the meaning set forth in Section 3.06.

“Company Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each other employee benefit plan, policy, program, arrangement or agreement providing employee benefits of any kind, including bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, profit sharing, pension, paid time off, cafeteria, dependent care, medical care, life insurance, disability insurance, accidental death and dismemberment insurance, welfare, employee assistance program, education or tuition assistance programs, insurance and other similar fringe or employee benefits, in each case, established, maintained, sponsored, contributed to or required to be

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contributed to for the benefit of any current or former employee, director, natural person independent contractor or consultant (or any dependent or beneficiary thereof) of the Acquired Companies or with respect to which an Acquired Company has or may have any present or future material obligation or liability (whether actual or contingent).

“Company Common Stock” shall have the meaning set forth in the Recitals.

“Company Continuing Employee” shall have the meaning set forth in Section 7.06(a).

“Company Financial Statements” shall have the meaning set forth in Section 3.05(a).

“Company Foreign Benefit Plan” shall have the meaning set forth in Section 3.09(f).

“Company Governing Documents” shall have the meaning set forth in Section 3.02(a).

“Company Leased Real Property” shall have the meaning set forth in Section 3.15(b).

“Company Material Adverse Effect” means any change, effect, development, circumstance, condition, event, state of facts or occurrence that, (i) individually, or in the aggregate, has a material adverse effect on the condition (financial or otherwise), business, assets or results of operations of the Acquired Companies, taken as a whole; provided, however, that in no event would any of the following (or effect of the following) alone, or in combination, be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur: (a) any changes in general United States or global economic conditions; (b) conditions (or changes therein) in any industry or industries in which the Company operates; (c) general legal, tax, economic, political and/or regulatory conditions (or changes therein), including any changes in interest rates or other changes affecting financial, credit or capital market conditions; (d) any change in US GAAP or interpretation thereof; (e) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Authority; (f) the execution and delivery of this Agreement or the consummation of the Transactions, or any actions expressly required by, or the failure to take any action expressly prohibited by, the terms of this Agreement; (g) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided, however, in each case, that the facts and circumstances underlying any such change or failure may be considered in determining whether there has been a Company Material Adverse Effect); or (h) changes or effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, natural disaster, weather conditions or other force majeure events; provided, in each of clauses (a), (b), (c) and (h) of this definition, if such change, effect, development, circumstance, condition, event, state of facts or occurrence referenced has a disproportionate effect on the Acquired Companies (as compared to other participants in the industry in which the Acquired Companies operate), then such disproportionate effect may be considered in determining whether a Company Material Adverse Effect has occurred (but only to the extent of such disproportionate effect) or (ii) prevents or materially delays the Sellers from performing their material obligations under this Agreement or consummation of the Transactions.

“Company Owned IP” shall have the meaning set forth in Section 3.144(b).

“Company Owned Real Property” shall have the meaning set forth in Section 3.15(a).

“Company Permits” shall have the meaning set forth in Section 3.07(b).

“Competition Act” means the Competition Act (Canada), as supplemented and amended from time to time, and includes the regulations promulgated thereunder.

“Competition Act Clearance” means with respect to the Transaction, the following: (i) the issuance of an advance ruling certificate by the Commissioner of Competition under subsection 102(1) of the Competition Act; or (ii) (a) the expiry or termination of the waiting period under section 123 of the Competition Act or a waiver of the obligation to provide notification in accordance with Part IX of the Competition Act under

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paragraph 113(c) of the Competition Act, and (b) the issuance of written confirmation from the Commissioner of Competition that he does not, at that time, intend to make an application under section 92 of the Competition Act.

“Confidentiality Agreement” means that certain letter agreement dated May 25, 2017 by and between TDR Capital LLP, in its capacity as manager of certain investment funds, and the Acquiror.

“Contracts” means all contracts, subcontracts, agreements, Collective Bargaining Agreements, leases, subleases, licenses, commitments, sales and purchase orders, and other instruments, arrangements or understandings of any kind.

“Debt Commitment Letter” shall have the meaning set forth in Section 7.04(a).

“Debt Financing” shall have the meaning set forth in Section 2.02.

“Debt Financing Documents” shall have the meaning set forth in Section 7.04(b).

“Debt Financing Proceeds” means the funds obtained by the Holdco Acquiror pursuant to the Debt Financing.

“Debt Financing Sources” means the Persons (and their agents and arrangers, acting in their capacities as such) that have committed to provide the Debt Financing in connection with the Transaction, including the lenders under the Debt Financing and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates, officers, directors, employees and representatives involved in the Debt Financing and their permitted successors and assigns.

“Domestication” shall have the meaning set forth in the Recitals.

“Earnout Agreement” shall have the meaning set forth in the Recitals.

“Environmental Claims” means any and all administrative, regulatory or judicial claims, actions or proceedings alleging Environmental Liability.

“Environmental Law” means any applicable Law in effect as of the Closing Date relating to pollution or protection of the environment, natural resources, and human health with respect to exposure of Hazardous Materials, including those relating to the handling, transportation, treatment, storage, disposal, discharge, emission, control or cleanup of any Hazardous Materials.

“Environmental Liability” means any obligations, liabilities, fines, penalties, judgments, awards, settlements, losses, damages, costs, fees (including attorneys’ and consultants’ fees), expenses, and disbursements arising from a violation of Environmental Law or Release of Hazardous Materials.

“Environmental Permit” means any permit, license, authorization or approval required under applicable Environmental Laws.

“Equity Commitment Letter” shall have the meaning set forth in Section 7.04(a).

“Equity Investment” shall have the meaning set forth in the Recitals.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any Person that is or would be deemed a “single employer” with the Sellers under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Escrow Agreement” shall have the meaning set forth in the Recitals.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations under such Act.

“Exchange Agreement” shall have the meaning set forth in the Recitals.

“Excluded Employees” shall have the meaning set forth in Section 3.13(c).

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

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“Founder Designees” means the two (2) persons nominated by the Founders to serve on the Board of Directors of the Parent Acquiror.

“Founders” shall mean, collectively, Double Eagle Acquisition LLC and Harry E. Sloan.

“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority.

“Governmental Authority” means any United States federal, state, local, municipal, regulatory or administrative authority, instrumentality, board, agency, commission or any court, tribunal, or judicial or arbitral body.

“Hazardous Materials” means any chemical, material, substance, gas or waste that in relevant form or concentration is prohibited, limited or regulated under any Environmental Law (including asbestos or asbestos-containing materials and polychlorinated biphenyls).

“Holdco Acquiror” shall have the meaning set forth in the Preamble.

“Holdco Acquiror Governing Documents” shall have the meaning set forth in Section 8.01.

“Holdco Common Stock” shall have the meaning set forth in Section 2.02.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations under such Act.

“Indebtedness” means with respect to any Person, without duplication:

(a) any indebtedness (including principal and accrued and unpaid interest and premium) of such Person, whether or not contingent:

(i) in respect of borrowed money;

(ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(iii) representing the balance deferred and unpaid of the purchase price of any property (including capitalized lease obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business; or

(iv) representing any hedging obligations;

if and to the extent that any of the foregoing Indebtedness in clauses (i) through (iv) (other than letters of credit and hedging obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with US GAAP;

(b) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (a)(i) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(c) to the extent not otherwise included, the obligations of the type referred to in clause (a)(i) of a third Person secured by a Lien on any assets owned by such first Person, whether or not such Indebtedness is assumed by such first Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the fair market value of such assets at such date of determination and (b) the amount of such Indebtedness of such other Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (i) contingent obligations incurred in the ordinary course of business, (ii) accrued expenses and royalties, (iii) an obligation between the Company and any Subsidiary of the Company or between any two Subsidiaries of the Company, (iv) an operating lease obligation, (v) any deferred revenue; (vi) performance bonds; or (vii) any undrawn letter of credit.

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“Intellectual Property” means all intellectual property protected under the laws of the U.S. or any foreign jurisdiction, including (a) patents, industrial design registrations applications therefore, including all provisionals, continuations, continuations-in-part and divisionals, reissues, reexaminations, renewals and extensions of any of the foregoing and any other governmental grant for the protection of inventions or industrial designs; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, whether registered or unregistered and the goodwill associated with any of the foregoing, together with any registrations and applications for registration thereof (collectively, “Trademarks”); (c) copyrights, whether registered or unregistered, all moral rights associated with any of the foregoing, and any registrations, renewals and applications for registration thereof; (d) trade secrets and confidential or proprietary information, including know-how, concepts, methods, processes, algorithms, designs, schematics, drawings, formulae, technical data, techniques, protocols, specifications, research and development information, technology, business plans, and customer lists and supplier lists, in each case to the extent protected as trade secrets (collectively “Trade Secrets”); and (e) internet domain name registrations.

“IP Agreement” shall have the meaning set forth in the Recitals.

“IRS” means the Internal Revenue Service.

“Knowledge of Sellers” means the actual knowledge of the individuals named on Schedule A of the Seller Disclosure Schedules.

“Labor Representative” shall have the meaning set forth in Section 3.13(a).

“Law” means any law, ordinance, regulation, rule, code, ordinance or applicable order of a Governmental Authority.

“Lien” means any mortgage, pledge, hypothecation, security interest, encumbrance, lease, license, right-of-way, easement, encroachment, restriction on transfer, title defect, option, right of first refusal or first offer or other third party (or governmental) right, lien or charge of any kind or nature. For the avoidance of doubt, “Lien” shall not be deemed to include any license of Intellectual Property.

“Material Contract” shall have the meaning set forth in Section 3.16(a).

“Material Lease” shall have the meaning set forth in Section 3.15(b).

“Nasdaq” means the Nasdaq Capital Market.

“New Parent Acquiror Governing Documents” shall have the meaning set forth in Section 6.02.

“New Benefit Plans” shall have the meaning set forth in Section 7.06(a).

“Nominating Agreement” shall have the meaning set forth in the Recitals.

“Outside Date” shall have the meaning set forth in Section 9.01(b).

“Parent Acquiror” shall have the meaning set forth in the Preamble.

“Parent Common Stock” shall have the meaning set forth in Section 4.02(a).

“Parent Acquiror Governing Documents” means the Amended and Restated Memorandum and Articles of Association of the Parent Acquiror, as adopted August 13, 2015.

“Parent Preferred Stock” shall have the meaning set forth in Section 4.02(a).

“Party” shall have the meaning set forth in the Preamble.

“Permitted Liens” means any Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet due and payable or being contested in good faith and for which adequate accruals or reserves have been established; (b) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business; (c) non-monetary encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not, or would not, reasonably be expected to, materially interfere with the Acquired Companies’ present uses or occupancy of such real property; (d) Liens securing the obligations of the Acquired Companies under the

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AS Credit Facility and Company Indentures; (e) zoning, building code laws and other land use laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property and which are not violated by the current use or occupancy of such real property; (f) matters that would be disclosed by an accurate survey or inspection of the real property; (g) that is disclosed on the most recent consolidated balance sheet of the Company or notes thereto or securing liabilities reflected on such balance sheet; (h) that was incurred in the ordinary course of business since the date of the most recent consolidated balance sheet of the Company; or (i) that would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used.

“Person” means any natural person, general or limited partnership, corporation, limited liability company, limited liability partnership, firm, association or organization or other legal entity.

“Prohibited Act” means, in respect of any Person, the making, offering or authorizing of any gift, payment, promise, profit participation or other advantage, whether directly or indirectly through any other Person, to or for the use or benefit of any public official, political party, political party official or candidate for office or any Person acting on behalf of or for the benefit any of the foregoing in violation of applicable anti-bribery laws.

“Proxy Statement” shall have the meaning set forth in Section 7.02(a).

“Purchase Price” shall have the meaning set forth in Section 2.02.

“Real Property” shall have the meaning set forth in Section 3.15(b).

“Registered Company IP” shall have the meaning set forth in Section 3.144(a).

“Registration Rights Agreement” shall have the meaning set forth in the Recitals.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by the Acquiror under the Securities Act with respect to the shares of the Parent Common Stock to be issued to shareholders of the Parent Acquiror in connection with the Domestication.

“Release” means any actual or threatened release, spill, emission, leaking, pumping, dumping, injection, pouring, deposit, disposal, discharge, dispersal, emptying, escaping, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within or from any building, structure, facility or fixture.

“Representative” of a Person means the directors, officers, employees, advisors, agents, consultants, attorneys, accountants, investment bankers or other representatives of such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations under such Act.

“Seller Disclosure Schedules” means the disclosure schedules dated as of the date of this Agreement delivered by the Sellers to the Acquirors and that form a part of this Agreement.

“Sellers” shall have the meaning set forth in the Preamble.

“Shareholders Agreement” shall have the meaning set forth in the Recitals.

“Share Sale” shall have the mean set forth in Recitals.

“Shares” shall have the meaning set forth in the Recitals.

“Stock Consideration” shall have the meaning set forth in Section 2.02.

“Subscription Agreement” shall have the meaning set forth in the Recitals.

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“Subsidiary” means, with respect to any Person, any corporation, general or limited partnership, joint venture, limited liability company, limited liability partnership or other legal entity (a) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors (or a majority of another body performing similar functions) of such corporation or other Person (irrespective of whether at the time capital stock of any other class or classes of such corporation or other Person shall or might have voting power upon the occurrence of any contingency), (b) more than 50% of the interest in the capital or profits of such partnership, joint venture or limited liability company or (c) more than 50% of the beneficial interest in such trust or estate, is directly or indirectly owned or controlled by such Person.

“Target” shall have the meaning set forth in Section 4.14.

“Tax” or “Taxes” means all income, excise, gross receipts, ad valorem, value-added, sales, use, employment, franchise, profits, gains, property, transfer, use, payroll, intangibles or other taxes, fees, stamp taxes, duties, charges, levies or assessments of any kind whatsoever (whether payable directly or by withholding), together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Authority with respect thereto.

“Tax Return” means any return or report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes, and any amended Tax Returns.

“TDR Designees” means the four (4) persons nominated by the TDR Investor to serve on the Board of Directors of the Parent Acquiror.

“TDR Investor” shall have the meaning set forth in the Recitals.

“Trade Secrets” shall have the meaning set forth in the definition of “Intellectual Property.”

“Trademarks” shall have the meaning set forth in the definition of “Intellectual Property.”

“Transaction Agreements” means this Agreement and each of the Ancillary Agreements.

“Transaction Expenses” means all costs, fees and expenses incurred in connection with this Agreement and the Transactions and the expenses of the Acquirors incurred in the ordinary course of business, including, without limitation, any advances from the Founders made to the Acquirors, any deferred underwriting fees payable by the Acquirors and any transaction, change in control or sale bonuses payable in connection with the Transactions.

“Transaction Proposals” shall have the meaning set forth in Section 6.02.

“Transactions” means the transactions contemplated by this Agreement and each of the Transaction Agreements, together with the Equity Investment, the Debt Financing and the Carve-out Transaction.

“Transition Services Agreement” shall have the meaning set forth in the Recitals.

“Trust Account” shall have the meaning set forth in Section 4.08.

“Trust Agreement” shall have the meaning set forth in Section 4.08.

“Trustee” shall have the meaning set forth in Section 6.04.

“TS Earn-out Agreement” shall have the meaning set forth in Section 6.041(d).

“US GAAP” shall have the meaning set forth in Section 3.05(b).

“WARN” shall have the meaning set forth in Section 3.13(e).

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EXHIBIT B

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Agreement”) is made and entered into as of [•], 2017, by and among Double Eagle Acquisition Corp., a Delaware corporation (the “Company”), and [•], a Luxembourg société à responsabilité limitée (the “Investor”).

WHEREAS, as set forth in that certain Stock Purchase Agreement dated August 21, 2017 (the “Purchase Agreement”) by and among the Company, Williams Scotsman Holdings Corp., a Delaware corporation (“Holdco”), and each of the seller parties named therein, the parties thereto have agreed, among other things, and in accordance with the terms and subject to the conditions set forth in the Purchase Agreement, that Holdco will purchase from the sellers and the sellers will sell to Holdco, in each case, on a pro rata basis in accordance with each seller’s respective ownership percentage, all of the issued and outstanding shares of common stock of Williams Scotsman International, Inc., a Delaware corporation (“Williams Scotsman”);

WHEREAS, pursuant to the terms of the Purchase Agreement, in connection with the transactions contemplated by the Purchase Agreement, the Investor has agreed to contribute cash to the Company in exchange for shares of the Company’s common stock, par value $[0.0001]1 per share (the “Common Stock”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription.  The Investor hereby irrevocably subscribes for and agrees to purchase from the Company [•] shares (the “Shares”) of Common Stock at a price of $9.60 per share for an aggregate purchase price of $[•] (the “Purchase Price”) on the terms provided for herein.

2. Closing.  Subject to the terms and conditions of this Agreement, the closing of the sale of the Shares contemplated hereby (the “Closing”) shall take place at the offices of Allen & Overy LLP, 1221 Avenue of the Americas, New York, NY 10020 on the date hereof, or at such other time and place as the parties may mutually agree upon orally or in writing (the day on which the Closing takes place, the “Closing Date”). At the Closing, the Investor shall deliver to the Company the Purchase Price by wire transfer of immediately available funds to an account designated by the Company. Immediately upon confirmation that such wire has been initiated, the Company shall deliver (or cause to be delivered) the Shares in book entry form to the Investor or to a custodian designated by the Investor, as applicable.

3. Use of Proceeds.  The proceeds from the sale of the Shares shall be used by the Company for the consummation of the Transactions, as set forth in the Purchase Agreement.

4. Company Representations and Warranties.  The Company represents and warrants to the Investor that:

a. Qualification and Organization of the Company.  The Company has been duly incorporated, is validly existing and is in good standing under the laws of the State of Delaware. The Company is not in violation of any of the provisions of its certificate of incorporation or bylaws. The Company has all requisite corporate power and authority to enter into this Agreement, to carry on its business as presently conducted and perform its obligations hereunder and to consummate the Transactions including the issuance and sale of the Shares as contemplated by this Agreement. The execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions including the issuance and sale of the Shares have been duly authorized by all requisite action on the part of the Company. This Agreement has been duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by the Investor) this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law

[1]	NTD: Par value of Company following domestication in Delaware to be confirmed.

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or in equity). Except for its ownership of Holdco, prior to giving effect to the Transactions, the Company does not own, directly or indirectly, any capital stock or other equity interests in any entity or person and does not have any subsidiaries.

b. Capitalization of the Company.  The Company has the capitalization set forth in the Company’s proxy statement/prospectus included in its Form S-4 registration statement (the “Registration Statement”) as filed with the Securities and Exchange Commission and mailed to stockholders of the Company in connection with the transactions contemplated by the Purchase Agreement (the “Proxy Statement/Prospectus”), after giving effect to the domestication proposal as set forth therein. All of the issued and outstanding shares of the Company’s capital stock have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights and were issued in full compliance with applicable legal requirements. No person is entitled to pre-emptive or similar statutory or contractual rights with respect to any securities of the Company. Except as described in the Proxy Statement/Prospectus, there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which the Company is or may be obligated to issue any equity securities of any kind, except for securities that may be granted to employees of Williams Scotsman (as defined in the Proxy Statement/Prospectus) under the Company’s proposed 2017 incentive award plan (the “Plan”) to be entered into on or around the Closing Date. Except as described in the Proxy Statement/Prospectus, there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among the Company and any of the stockholders of the Company relating to the securities of the Company held by them. Except as described in the Proxy Statement/Prospectus and in this Agreement, no person or other legal entity has the right to require the Company to register any securities of the Company under the Securities Act of 1933, as amended (the “Securities Act”), whether on a demand basis or in connection with the registration of securities of the Company for its own account or for the account of any other person or legal entity. Except as described in the Proxy Statement/Prospectus, there are no material profit participation or phantom equity awards, interests, or rights with respect to the Company or its capital stock issued to or held by any current or former director, officer, employee or consultant of the Company.

c. Valid Issuance.  The Shares have been duly and validly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s certificate of incorporation or bylaws under the laws of the State of Delaware.

d. No Conflict.  The issuance and sale of the Shares and the compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions herein will be done in accordance with the Nasdaq marketplace rules and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries, after giving effect to the Transactions, pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company is subject, that would have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations (a “Material Adverse Effect”) of the Company or materially affect the validity of the Shares or the legal authority of the Company to comply in all material respects with the terms of this Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties, that would have a Material Adverse Effect on the Company or materially affect the validity of the Shares or the legal authority of the Company to comply with this Agreement.

e. SEC Filings.  The Company has timely filed with or furnished to (as applicable) the SEC all filings required to be made by it pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Securities Act, including the Registration Statement (collectively, the

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“SEC Filings”). As of their respective dates, the SEC Filings, including any financial statements or schedules included or incorporated by reference therein, at the time filed, or if amended at the time of amendment, complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Filings. As of their respective dates, the SEC Filings, including any financial statements or schedules included or incorporated by reference therein, at the time filed, or if amended at the time of amendment, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

f. Litigation.  Except as described in the SEC Filings, there are no material pending legal proceedings before any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties against or affecting the Company, its subsidiaries or any of its or their properties, and to the Company’s knowledge, no such material legal proceedings are threatened.

g. Financial Statements.   The financial statements of the Company as of December 31, 2016 and for the fiscal year then ended and as of March 31, 2017 and for the three months then ended included in the SEC Filings present fairly, in all material respects, the consolidated financial position of the Company as of the dates shown and its consolidated results of operations and cash flows for the periods shown, and such financial statements have been prepared in material conformity with U.S. generally accepted accounting principles (“GAAP”) (except as may be disclosed therein or in the notes thereto, and, in the case of quarterly financial statements, as permitted by quarterly reports on Form 10-Q under the Exchange Act). Except as set forth in the financial statements of the Company included in the SEC Filings filed prior to the date hereof or as expressly permitted or contemplated by the Purchase Agreement, neither the Company nor any of its subsidiaries has incurred any liabilities, contingent or otherwise, except those incurred in the ordinary course of business, consistent (as to amount and nature) with past practices since the date of such financial statements, none of which, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on the Company and its subsidiaries, taken as a whole.

h. Compliance with Nasdaq Continued Listing Requirements.   The Company is in compliance with all applicable continued listing requirements of Nasdaq. There are no proceedings pending or, to the Company’s knowledge, threatened against the Company relating to the continued listing of the Common Stock on Nasdaq and the Company has not received any currently pending notice of the delisting of the Common Stock from Nasdaq.

i. Brokers and Finders.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the issuance and sale of the Shares contemplated hereby based upon arrangements made by or on behalf of the Company, other than as previously disclosed to the Investor.

j. No Other Representations or Warranties.  To the knowledge of the Company, no representation or warranty of the Company included in this Agreement and, to the knowledge of the Company, no information or statement contained in the SEC Filings or in any other document furnished or to be furnished to the Investor in connection herewith contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

5. Investor Representations and Warranties.  The Investor represents and warrants to the Company that:

a. Qualification and Organization of the Investor.   The Investor is a Luxembourg société à responsabilité limitée, with all requisite power and authority to enter into this Agreement, to carry on its business as presently conducted and perform its obligations hereunder. The execution and delivery by the Investor of this Agreement, the performance by the Investor its obligations hereunder and the consummation by the Investor of the purchase of the Shares have been duly authorized by all requisite action on the part of the Investor. This Agreement has been duly executed and delivered by the Investor, and (assuming due authorization, execution and delivery by the Company) this Agreement constitutes a

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legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

b. No Conflict.  The purchase of the Shares by the Investor and compliance by the Investor with all applicable provisions of this Agreement will not result in any violation of the provisions of the organizational documents of the Investor or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Investor or any of its properties, that would have a Material Adverse Effect on the Investor or materially affect the legal authority of the Investor to comply with this Agreement.

c. Status and Investment Intent of the Investor.  The Investor is (i) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or (ii) an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and the Investor is acquiring the Shares for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Shares in a manner that would violate the registration requirements of the Securities Act. The Investor is not an entity formed for the specific purpose of acquiring the Shares and is not required to be registered as a broker-dealer under Section 15 of the Exchange Act. The Investor acknowledges and agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except: (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates representing the Shares shall contain a legend to such effect. The Investor is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment. The Investor acknowledges and affirms that, with the assistance of its advisors, it has conducted and completed its own investigation, analysis and evaluation related to the investment in the Shares. The Investor has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Shares.

d. Brokers and Finders.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the issuance and sale of the Shares contemplated hereby based upon arrangements made by or on behalf of the Investor.

e. No Other Representations or Warranties.  The Investor understands and agrees that it is purchasing Shares directly from the Company. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by the Company, or its officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Agreement.

6. Securities Law Matters.

a. Restricted Securities.  The Investor understands that the Shares are “restricted securities” under applicable federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving any public offering and that under such laws and applicable regulations the Shares may be resold without registration under the Securities Act only in certain limited circumstances.

b. Legends.  It is understood that, except as provided below, book entry accounts evidencing the Shares may bear the following or similar legends:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT THESE SECURITIES MAY BE OFFERED,

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SOLD, OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER OR A SUBSIDIARY THEREOF, (B) PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES PURSUANT TO REGULATION S UNDER THE SECURITIES ACT, (D) INSIDE THE UNITED STATES PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, OR (E) IN A TRANSACTION THAT IS OTHERWISE EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS AND THE APPLICABLE LAWS OF ANY OTHER JURISDICTION.

c. Removal of Legends.  Notwithstanding the foregoing, the Investor shall be entitled to receive from the Company a like number of shares not bearing such legend upon the request of the Investor (i) at such time as such restrictions are no longer applicable and (ii) with respect to the restriction on transfer of such shares under the Securities Act, the delivery of a customary opinion of counsel to the Investor, which opinion is reasonably satisfactory in form and substance to the Company and its counsel, that the restriction referenced in such legend is no longer required in order to ensure compliance with the Securities Act.

7. Nasdaq Listing.  As of the Closing Date, the Company shall have prepared and filed with Nasdaq an additional shares listing application covering all of the Shares and the Shares shall have been approved for listing on Nasdaq, subject to official notice of issuance.

8. Lockup.  The Investor agrees that, without the prior written consent of the Company, it shall not Transfer any Shares beneficially owned by it until the expiration of the six-month period commencing on the Closing Date. Notwithstanding the preceding sentence, Transfers of Shares are permitted: (a) to the Investor’s officers or directors, any affiliates or family members of any of the Investor’s officers or directors, (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family or an affiliate of such person, (c) to another corporation, partnership or other business entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the Investor, (d) to limited or general partners or managers of the Investor, any member of any group undertaking for the time being of the Investor (excluding any portfolio company) (such group, the “Investor Group”), any investment fund which has the same general partner or manager as the Investor or a member of the Investor Group, any investment fund in respect of which the Investor or a member of the Investor Group is a general partner or manager and any limited partners (or an affiliate of such limited partner) in such investment fund, (e) in the case of an individual, by virtue of the laws of descent and distribution upon death of the individual, (f) in the case of an individual, pursuant to a qualified domestic relations order, (g) as a distribution or dividend to equity holders (including, without limitation, general or limited partners and members) of the Investor (including upon the liquidation and dissolution of the Investor pursuant to a plan of liquidation approved by the Investor’s equity holders), (h) as a bona fide gift to a charitable organization, (i) if transfers, sales, tenders or other dispositions of Shares are to a bona fide third party pursuant to a tender offer for securities of the Company or any merger, consolidation or other business combination involving a change of control of the Company that, in each case with respect to this clause (i), has been approved by the board of directors of the Company (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of Shares in connection with any such transaction, or vote any Shares in favor of any such transaction); provided that all Shares subject to this Section 8 that are not so transferred, sold, tendered or otherwise disposed of remain subject to the restrictions set forth herein and each donee, distributee, transferee, or beneficiary shall enter into a written agreement agreeing to be bound by the transfer restrictions contained in this Section 8.

For purposes of this Section 8, “Transfer” means the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or the establishment or increase of a put equivalent position or liquidation with respect to or a decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder with respect to, any Shares, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic

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consequences of ownership of any Shares, whether any such transaction is to be settled by delivery of Shares or other securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

9. Registration Rights.  As set forth in the Purchase Agreement, the Shares will be subject to the registration rights agreement by and between the Investor and the Company, substantially in the form attached to the Purchase Agreement as Exhibit [G], which provides for certain demand, shelf and piggyback registration rights for all shares of the Company’s Common Stock held by the Investor.

10. Survival.  The representations and warranties, covenants and agreements contained herein shall survive the Closing and shall remain in full force and effect following the Closing Date.

11. Miscellaneous.

a. Public Announcements.  None of the Company, the Investor, or any of their respective affiliates, shall issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other parties; provided, however, that such party may issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other party if such party (a) determines, after consultation with outside counsel, that such press release or other public announcement is required by applicable law, including the Securities Act or Exchange Act and (b) endeavors, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such press release or other public announcement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto.

b. Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), telecopied (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to the Company, to:

Double Eagle Acquisition Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, CA 90067
Attn: Eli Baker
Email: elibaker@geacq.com

with a copy to:

Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
Attention: Joel L. Rubinstein
Facsimile: (212) 294-4700
E-mail: jrubinstein@winston.com

if to the Investor to:

TDR Capital II Holdings L.P., acting by its Manager
20 Bentinck Street
London, WIU 2EU
Attn: General Counsel of the Manager
Email: notifications@tdrcapital.com

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with a copy to:

Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
Attention: William Schwitter
E-mail: william.schwitter@allenovery.com

c. Headings.  The headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

d. Expenses.  Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred

e. Counterparts.  This Agreement may be executed manually or by facsimile or pdf by the parties hereto, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties hereto and delivered to the other parties hereto.

f. Entire Agreement; Third-Party Beneficiaries.  This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all other prior agreements and understandings, both written and oral, between the parties or any of them with respect to the subject matter hereof and thereof. No provision of this Agreement, express or implied, is intended to or shall confer upon any other person other than the parties any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

g. Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible.

h. Governing Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflict of laws principles that would result in the application of the Law of any other jurisdiction. Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court determines it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereto hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party irrevocably consents to

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service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 11(h) in the manner provided for notices in Section 11(b). Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by law.

i. Waiver of Jury Trial.  EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. EACH PARTY HEREBY FURTHER AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11(I).

j. Assignment.  This Agreement shall not be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, but without relieving any party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

k. Amendment and Modification; Waiver.  This Agreement may only be amended, modified or supplemented by an instrument in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

l. Enforcement; Remedies.  Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

m. Further Assurances.  At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement or caused their duly authorized officers to execute this Agreement as of the date first above written.

DOUBLE EAGLE ACQUISITION CORP.

By:	Name: Title:

[•]

By:	Name: Title:

Signature Page to Subscription Agreement

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EXHIBIT C

EARNOUT AGREEMENT

Please see Annex I to this proxy statement/prospectus

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EXHIBIT D

ESCROW AGREEMENT

This ESCROW AGREEMENT (this “Agreement”) is made and entered into as of [•], 2017, by and among [•]., a corporation organized under the laws of the State of Delaware (the “Company”)1, Harry E. Sloan (“Sloan”), Double Eagle Acquisition LLC, a limited liability company organized under the laws of the State of Delaware (“Sponsor” and, together with, the “Founder Group”), [•], a Luxembourg société à responsabilité limitée (“Investor”), and Continental Stock Transfer & Trust Company, as escrow agent (the “Escrow Agent”). Each of Sloan, the Sponsor, the Investor and the Escrow Agent are referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, the Founder Group collectively owns 12,425,000 Class B ordinary shares (collectively, the “Founder Shares”) of the Company;

WHEREAS, the Company and certain other parties named therein are parties to that certain Stock Purchase Agreement, dated as of August 21, 2017 (the “Purchase Agreement”), pursuant to which the Company is indirectly acquiring, through a wholly owned subsidiary, all of the issued and outstanding shares of Williams Scotsman International, Inc. (“Williams Scotsman”);

WHEREAS, capitalized terms used herein and not otherwise defined shall the have respective meanings assigned to them in the Purchase Agreement;

WHEREAS, it is a condition precedent to the Transactions contemplated by the Purchase Agreement that the Investor, or one or more of its affiliates, co-investors or syndicatees, contribute an Equity Investment, directly or indirectly, to the Company in exchange for capital stock of the Company, pursuant to the terms and conditions of that certain Subscription Agreement entered into contemporaneously herewith; and

WHEREAS, in exchange for and in consideration of the Equity Investment by the Investor, the Parties and the Company are entering into that certain Earnout Agreement contemporaneously herewith, in the form attached hereto as Exhibit A, pursuant to which the Founder Shares will be required to be held in escrow pursuant to the terms of this Agreement and will be released to the Founder Group or transferred to the Investor (or its nominee) upon the occurrence of certain triggering events as specifically set forth in the Earnout Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the covenants and agreements hereinafter set forth, the Parties agree as follows:

1. Appointment.  The Founder Group and the Investor hereby appoint the Escrow Agent as their escrow agent to hold the Founder Shares in trust for the Founder Group and the Investor, to administer and disburse the Founder Shares and otherwise for the purposes set forth herein, and the Escrow Agent hereby accepts such appointment under the terms and conditions set forth herein.

2. Deposit, Delivery and Receipt of Founder Shares; Other Actions.

(a) Each member of the Founder Group will deliver its Founder Shares to the Escrow Agent on the date hereof electronically through the Depository Trust Company’s Deposit/Withdrawal At Custodian system to an account designated by the Escrow Agent.

(b) The Escrow Agent will hold the Founder Shares as a book-entry position registered in the name of the Escrow Agent (the “Escrow Account”) until any such Founder Shares are to be released to the members of the Founder Group, or transferred to the Investor, in each case in accordance with the terms of this Agreement and the Earnout Agreement. The Founder Shares shall not be subject to attachment by any creditor of any party to the Purchase Agreement.

[1]	Note: as of signing of the Purchase Agreement, the Company is a Cayman Islands exempted company which shall domesticate as a Delaware corporation prior to the Closing Date. The party to the Escrow Agreement will be the Company as redomesticated.

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(c) The Escrow Agent does not own or have any interest in the Founder Shares, but is serving as escrow holder, having only possession thereof and agreeing to hold and distribute the Founder Shares in accordance with the terms and conditions set forth herein.

(d) All voting rights and other shareholder rights with respect to the Founder Shares in the Escrow Account shall be suspended until such shares are released from the Escrow Account, or transferred to the Investor, in each case in accordance with the terms of this Agreement and the Earnout Agreement.

3. Claims and Releases from Escrow.

(a) The Escrow Agent shall disburse the Founder Shares only in accordance with the joint written instructions executed by each member of the Founder Group and the Investor, in the form of the Release Notice (as defined in the Earnout Agreement) contemplated by the Earnout Agreement.

(b) During the period from the date of this Agreement until the date upon which all of the Founder Shares have been distributed, the Founder Group and the Investor agree to promptly issue all applicable Release Notices upon the occurrence of each triggering event, as such events are described in the Earnout Agreement.

(c) Within two (2) Business Days following the receipt of any Release Notice, the Escrow Agent shall release and deliver from the Escrow Account to the person or persons designated in such Release Notice the number of Founder Shares set forth in such Release Notice, by transfer of the relevant Founder Shares into the securities accounts designated in such Release Notice.

(d) The Escrow Agent shall be entitled to rely upon, and be held harmless for such reliance, on any Release Notice for any action taken or suffered in good faith by it. The Escrow Agent shall have no obligation to determine whether a triggering event has occurred or is contemplated to occur under the Earnout Agreement.

(e) Subject to the provisions of Section 7, this Agreement shall terminate on the earlier of (i) the termination of the Earnout Agreement and (ii) five (5) calendar days after all of the Founder Shares have been disbursed in accordance with this Section 3.

4. Escrow Agent.

(a) The Escrow Agent shall have only those duties as are specifically and expressly provided herein, which shall be deemed purely ministerial in nature, and no other duties shall be inferred or implied. The Escrow Agent shall not be liable for any error of judgment, or for any act done or step taken or omitted by it in good faith or for any mistake in fact or law, or for anything that it may do or refrain from doing in connection herewith, except for its own gross negligence, willful misconduct or actions taken in bad faith (each as determined by a final judgment of a court of competent jurisdiction).

(b) The Escrow Agent shall neither be responsible for, nor chargeable with, knowledge of, nor have any requirements to comply with, the terms and conditions of any other agreement, instrument or document among the Founder Group, the Acquiror and the Investor, in connection herewith, including without limitation the Purchase Agreement and Earnout Agreement, nor shall the Escrow Agent be required to determine if any person or entity has complied with any such agreements, nor shall any additional obligations of the Escrow Agent be inferred from the terms of such agreements, even though reference thereto may be made in this Agreement. In the event that any of the terms and provisions of any other agreement (excluding any amendment to this Agreement) between any of the Parties conflict or are inconsistent with any of the terms and provisions of this Agreement, the terms and provisions of this Agreement shall govern and control in all respects relating to the Escrow Agent, but in every other respect involving the parties and beneficiaries of such other agreement, the other agreement shall control.

(c) Absent gross negligence, bad faith or willful misconduct, the Escrow Agent may rely upon and shall not be liable for acting or refraining from acting upon any written notice, document, instruction or request furnished to it hereunder and reasonably believed by it to be genuine and to have been signed or presented by the proper person or persons without requiring inquiry or substantiating evidence of any kind. The Escrow Agent shall not be liable to any party, any beneficiary or other person for refraining

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from acting upon any instruction setting forth, claiming, containing, objecting to or related to the transfer or distribution of the Founder Shares, or any portion thereof, unless such instruction shall have been delivered to the Escrow Agent in accordance with Section 10 and the Escrow Agent has been able to satisfy any applicable security procedures as may be required hereunder and as set forth in Section 10. The Escrow Agent shall be under no duty to inquire into or investigate the validity, accuracy or content of any such document, notice, instruction or request.

(d) The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it hereunder except to the extent that a final adjudication of a court of competent jurisdiction determines that the Escrow Agent’s bad faith, gross negligence or willful misconduct was the primary cause of any loss to any Party. The Escrow Agent may consult with counsel, accountants and other skilled persons to be selected and retained by it. The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it in accordance with, or in reasonable reliance upon, the advice or opinion of any such counsel, accountants or other skilled persons. In the event that the Escrow Agent shall be uncertain or believe there is some ambiguity as to its duties or rights hereunder or shall receive instructions, claims or demands from any Party that, in its opinion, conflict with any of the provisions of this Agreement, it shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely all property held in escrow until it shall be given a joint direction in writing by the Founder Group and the Investor that eliminates such ambiguity or uncertainty to the satisfaction of the Escrow Agent or by a final and non-appealable order or judgment of a court of competent jurisdiction. The Founder Group and the Investor agree to pursue any redress or recourse in connection with any such dispute without making the Escrow Agent party to the same.

(e) The Escrow Agent shall keep proper books of record and account in which full and correct entries shall be made of all release activity in the Escrow Account.

(f) The agreements set forth in this Section 4 shall survive the resignation, replacement or removal of the Escrow Agent, the termination of this Agreement and the payment of all amounts hereunder.

5. Succession.

(a) The Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving 30 days’ advance notice (pursuant to Section 9) in writing of such resignation to the Parties specifying a date when such resignation shall take effect. By joint written instructions executed by each member of the Founder Group and the Investor, the Founder Group and the Investor shall have the right to terminate their appointment of the Escrow Agent, or successor escrow agent, as Escrow Agent, upon 30 days’ notice to the Escrow Agent. If the Escrow Agent shall resign or be removed or shall otherwise become incapable of acting, the Founder Group and the Investor shall appoint a successor to be the Escrow Agent. If the Founder Group and the Investor have failed to appoint a successor escrow agent prior to the expiration of 30 days after giving notice of such removal or following the receipt of the notice of resignation or incapacity, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent within the relevant jurisdiction or for other appropriate relief, and any such resulting appointment shall be binding upon the Parties. The Escrow Agent’s sole responsibility after such 30-day notice period expires shall be to hold the Founder Shares (without any obligation to reinvest the same) and to deliver the same to a designated substitute escrow agent, if any, or in accordance with the directions of a final order or judgment of a court of competent jurisdiction, at which time of delivery the Escrow Agent’s obligations hereunder shall cease and terminate, subject to the provisions of Section 7.

(b) Any entity into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any entity to which all or substantially all the escrow business may be transferred, shall be the Escrow Agent under this Agreement without further action on the part of any Party. The Escrow Agent shall promptly notify the Parties in the event this occurs.

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(c) Every successor escrow agent appointed hereunder shall execute, acknowledge and deliver to its predecessor, and also to the Founder Group and the Investor, an instrument in writing accepting such appointment hereunder, and thereupon such successor escrow agent, without any further action, shall become fully vested with all the rights, immunities and powers and shall be subject to all of the duties and obligations, of its predecessor; and, except as provided in Section 5(a), every predecessor escrow agent shall deliver all property and moneys held by it hereunder to such successor escrow agent, at which time of delivery the Escrow Agent’s obligations hereunder shall cease and terminate, subject to the provisions of Section 7.

6. Compensation and Reimbursement.  The Escrow Agent shall be entitled to compensation for its services under this Agreement as escrow agent and for reimbursement for its reasonable, documented out-of-pocket costs and expenses incurred by it in performance of its duties hereunder, payable in the amounts and as set forth on Schedule 2. The Parties agree that the costs for the fees, compensation and reimbursement of the Escrow Agent will be paid for by the Company. The Escrow Agent’s fees, compensation and reimbursements shall be payable upon request by the Escrow Agent and upon submission by the Escrow Agent to the Parties of a reasonably detailed statement setting forth the amount to be reimbursed. This section shall survive the resignation or termination of the Escrow Agent or the termination of this Agreement.

7. Indemnity.

(a) Subject to Section 7(c), the Escrow Agent shall be liable for any losses, damages, claims, liabilities, penalties, judgments, settlements, actions, suits, proceedings, litigations, investigations, costs or expenses (including without limitation, the reasonable fees and expenses of outside counsel and experts and all expenses of document location, duplication and shipment) (collectively “Losses”) of the Founder Group or the Investor only to the extent such Losses are determined by a court of competent jurisdiction to be a result of the Escrow Agent’s bad faith, gross negligence or willful misconduct; provided, however, that any liability of the Escrow Agent with respect to, arising from or arising in connection with this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, or in tort or otherwise is limited to and shall not exceed the aggregate value of the Founder Shares deposited with the Escrow Agent.

(b) The Founder Group and the Investor shall jointly and severally indemnify and hold the Escrow Agent harmless from and against, and the Escrow Agent shall not be responsible for, any and all Losses arising out of or attributable to the Escrow Agent’s duties under this Agreement or this appointment, including the reasonable costs and expenses of defending itself against any Losses or enforcing this Agreement (collectively, “Agent Claims”), except to the extent of the Escrow Agent’s liability described in Section 7(a). Notwithstanding the foregoing, and except as provided in Section 6, as between themselves, the Parties agree that any Agent Claims payable hereunder shall be paid (or reimbursed, as applicable) in equal shares by the members of the Founder Group on the one hand and the Investor on the other hand.

(c) Neither the Founder Group, the Investor nor the Escrow Agent shall be liable for any incidental, indirect, punitive, special or consequential damages of any nature whatsoever, including, but not limited to, loss of anticipated profits, occasioned by a breach of any provision of this Agreement even if apprised of the possibility of such damages.

(d) This Section 7 shall survive termination of this Agreement or the resignation, replacement or removal of the Escrow Agent for any reason.

8. Security Procedures.

(a) Notwithstanding anything to the contrary set forth in this Section 8, any instructions setting forth, claiming, containing, objecting to or in any way related to the transfer or distribution, including but not limited to any transfer instructions that may otherwise be set forth in a written instruction permitted pursuant to Section 3 of this Agreement, may be given to the Escrow Agent only by confirmed facsimile or other electronic transmission (including e-mail) and no instruction for or related to the transfer or distribution of the Founder Shares, or any portion thereof, shall be deemed delivered and effective unless the Escrow Agent actually shall have received such instruction by facsimile or other electronic

A-D-4

transmission (including e-mail) at the number or e-mail address provided to the Founder Group and the Investor by the Escrow Agent with receipt confirmed in accordance with Section 8(b).

(b) In the event transfer instructions are so received by the Escrow Agent by facsimile or other electronic transmission (including e-mail), the Escrow Agent is authorized to seek confirmation of such instructions by telephone call-back to the person or persons designated on Schedule 1 hereto, and the Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. The persons and telephone numbers for call-backs may be changed only in a writing actually received and acknowledged by the Escrow Agent.

(c) The Escrow Agent shall deliver the Founder Shares in accordance with the delivery instructions set forth in the Release Notice.

9. Compliance with Court Orders.  In the event that any escrow property shall be attached, garnished or levied upon by any court order; the delivery thereof shall be stayed or enjoined by a court order; or any order, judgment or decree shall be made or entered by any court affecting the property deposited under this Agreement, the Escrow Agent is hereby expressly authorized, in its sole discretion, to obey and comply with all orders, judgments or decrees so entered or issued, which it is advised by legal counsel is binding upon it, and in the event the Escrow Agent reasonably obeys or complies with any such order, judgment or decree it shall not be liable to any of the Parties or to any other person, entity, firm or corporation, by reason of such compliance.

10. Miscellaneous.

(a) Amendment.  Except for transfer instructions provided pursuant to Section 8 and subject to applicable Law, the provisions of this Agreement may be may be amended, modified and supplemented by an instrument in writing signed on behalf of each of the Parties.

(b) Expenses.  All expenses incurred in connection with this Agreement, including without limitation any transfer costs, escrow fees and registration costs, will be treated as Transaction Expenses under and paid in accordance with the Purchase Agreement.

(c) Notices.  All notices and communications hereunder shall be in writing and, except for communications from the Founder Group and the Investor setting forth, claiming, containing, objecting to or in any way related to the full or partial transfer or distribution of the Founder Shares, including but not limited to transfer instructions (all of which shall be specifically governed by Section 8), shall be delivered personally (notice deemed given upon receipt), telecopied (notice deemed given upon confirmation of receipt), by means of electronic transmission (including email) (notice deemed effective when sent), or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery). Any notice pursuant to this section shall be delivered as follows or to such other person or at such other address as any party hereto may have furnished to the other parties hereto in writing by registered mail, return receipt requested.

if to any member of the Founder Group to:

c/o Double Eagle Acquisition Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, CA 90067
Attention: Eli Baker
E-mail: elibaker@geacq.com

with a copy to:

Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
Attention: Joel L. Rubinstein
Facsimile: (212) 294-4700

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E-mail: jrubinstein@winston.com

if to the Investor to:

TDR Capital II Holdings L.P., acting by its Manager
20 Bentinck Street
London, WIU 2EU
Attn: General Counsel of the Manager
Email: notifications@tdrcapital.com

with a copy to:

Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
Attention: William Schwitter
E-mail: william.schwitter@allenovery.com

if to the Company to:

[•]

Facsimile: (212) 610-6399 (d) Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. All references to currency, monetary values and dollars set forth herein shall mean U.S. dollars. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(e) Counterparts.  This Agreement may be executed manually or by facsimile or pdf by the parties hereto, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties hereto and delivered to the other parties hereto.

(f) Entire Agreement.  This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof, including without limitation the term sheet.

(g) Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible.

(h) Governing Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflict of laws principles that would result in the application of the Law of any other jurisdiction.

(i) Enforcement; Remedies.  Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other

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remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(j) Waiver of Jury Trial.  EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. EACH PARTY HEREBY FURTHER AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHUOT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10(j).

(k) Assignment.  Except as provided in Section 5, this Agreement shall not be assigned by any of the Parties (including by operation of Law) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date set forth above.

[•]

By:	Name: Title:

HARRY E. SLOAN

DOUBLE EAGLE ACQUISITION LLC

By:	Name: Title:

[•]

By:	Name: Title:

CONTINENTAL STOCK TRANSER & TRUST COMPANY

By:	Name: Title:

[Signature page to Escrow Agreement]

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SCHEDULE 1

Telephone Number(s) and authorized signature(s) for

Person(s) Designated to give Founder Shares Transfer Instructions

If from the Founder Group:

	Name	Telephone Number	Signature
1.
2.
3.

If from TDR:

	Name	Telephone Number	Signature
1.
2.
3.

Telephone Number(s) for Call-Backs and
Person(s) Designated to Confirm Founder Shares Transfer Instructions

If from the Founder Group:

	Name	Telephone Number
1.
2.
3.

If from the Investor:

	Name	Telephone Number
1.
2.
3.

S-1

SCHEDULE 2

Schedule of Fees for Escrow Agent Services

Escrow Agent Fee Schedule

Account Set Up Fee	[•]
Annual Administration Fee (per year or part thereof)	[•]
Out-of-Pocket Expenses (Postage, Stationery, etc.)	[•]
Overnight Delivery Charges	[•]

S-2

EXHIBIT E

TRANSITION SERVICES AGREEMENT

This TRANSITION SERVICES AGREEMENT (this “Agreement”), dated as of [•], 2017, is entered into by and between [•], a Delaware corporation (“Parent”),1 Williams Scotsman Holdings Corp., a Delaware corporation (“Holdco”), and Williams Scotsman International, Inc., a Delaware corporation (the “Company” and together with Parent and Holdco, collectively, the “Acquirors”), and Algeco Scotsman Global S.à r.l., a société à responsabilité limitée organized under the laws of the Grand Duchy of Luxembourg (“AS”).2 Acquirors and AS are each referred to herein as a “Party” and collectively as the “Parties.”

Recitals

WHEREAS, Holdco, a wholly-owned subsidiary of Parent, is acquiring all of the issued and outstanding capital stock of the Company pursuant to the terms and conditions of that certain Stock Purchase Agreement, dated as of August 21, 2017 (the “Purchase Agreement”), by and among the Acquirors and the stockholders of the Company named therein; and

WHEREAS, in order to (i) ensure an orderly transition of the business of the Company and the Acquired Subsidiaries, (ii) effectuate the Carve-Out Transaction and (iii) as a condition to consummating the transactions contemplated by the Purchase Agreement, AS and the Acquirors shall enter into this Agreement, pursuant to which each Party shall provide or cause to be provided (in such capacity, as “Provider”) to the other Party or its Affiliates (in such capacity, as “Recipient”) certain services, use of facilities and other assistance on a transitional basis and in accordance with the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, the Parties hereby agree as follows:

1. Definitions.  Capitalized terms used but not defined in this Agreement shall have the meanings respectively given to such terms in the Purchase Agreement. If this Agreement contains a definition for a term that is also defined in the Purchase Agreement, then the definition of such term set forth in this Agreement will control, but only for purposes of this Agreement.

2. Provision of Transition Services.

(a) Transition Services.  Subject to the terms and conditions of this Agreement, AS shall provide, or cause to be provided, to the Acquirors, the Company and their subsidiaries and the Acquirors shall provide, or cause to be provided, to AS and its subsidiaries the services listed in Schedule A attached hereto (collectively, and together with any Change Requests (as defined in Section 2(k)), the “Services”). The Services shall be provided, as needed and requested, on the terms described herein and in Schedule A (the “Services Schedule”), which terms are incorporated herein by reference. The Services shall be for the sole use and benefit of the relevant Recipient. For the avoidance of doubt, the Parties agree and acknowledge that none of the Services listed on the Services Schedule are intended, nor shall they be deemed, to include the provision of legal advice to the relevant Recipient by any attorney to the Recipient in connection with any such Service. Without limiting the generality of the foregoing, it is expressly understood that any Services in the Services Schedule that incorporate references to legal matters are for managerial, consultative and informational purposes only. All Services provided will be based upon information from the Recipient. A Provider has no obligation to verify the accuracy or completeness of information from any Recipient and the Provider will be released from its obligation to perform Services to the extent the Recipient fails to provide the Provider with information that is timely, accurate and complete in all material respects and that is reasonably necessary for the provision of such Services.

[1]	Note: as of signing of the Purchase Agreement, Parent is a Cayman Islands exempted company which shall domesticate as a Delaware corporation prior to the Closing Date. The party to TSA will be DEAC as redomesticated.
[2]	Additional AS entities to be added

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(b) Efforts.  Provider shall provide the Services for which it is responsible under this Agreement using commercially reasonable efforts and the nature, quality and standard of care that Provider shall provide in delivering a Service shall be substantially the same as the nature, quality and standard of care that such Provider has historically provided to its Affiliates and its other business components with respect to such Service. The Parties acknowledge that certain Services may be provided by third party service providers pursuant to Section 2(d) and existing relationships with Provider and that Provider’s obligation with respect to such Services, unless otherwise specified, is to use commercially reasonable efforts to cause such third party service provider to perform the Services in accordance with the applicable third party service provider agreement. Each Party acknowledges that each Provider is not in the business of providing services substantially similar to the Services on a commercial arm’s-length basis to independent third parties and that this Agreement is only required for specific circumstances of the transactions contemplated by the Purchase Agreement and the other Transaction Agreements on a transitional basis only. The provisions of this Agreement shall be interpreted in that context. Accordingly, the first two sentences of this Section 2(b) state the maximum standard for Provider’s performance hereunder notwithstanding any other terms, conditions, specifications or requirements set forth in this Agreement.

(c) Duration of Services.  Subject to the terms of this Agreement, with respect to each Service, each Provider shall provide or cause to be provided to each Recipient each Service until the earlier to occur: (i) the expiration of the applicable period of duration set forth on the relevant Services Schedule in respect of each such Service (as to each period applicable to the respective Service, the “Service Period”) or (ii) the date on which such Service is terminated pursuant to Section 8. Notwithstanding the foregoing, the Parties shall, and shall cause their respective Affiliates and Representatives to, use commercially reasonable efforts to become independent of the other Party with respect to the Services and to be able to provide or procure for itself such Services on a self-sufficient basis as soon as practicable following the Closing Date. In addition, each Party shall use commercially reasonable efforts to assume the responsibility for such Services as promptly as practicable following the Closing Date. During the initial period of duration for any Service (and any extension period, if applicable), if the Recipient so requests, the Recipient and Provider shall negotiate in good faith to extend the duration of such Service as well as any changes to the additional terms applicable to such Service and such extension shall not be unreasonably denied. In the event that the parties reach an agreement with respect to the extension of such Service, the parties shall amend the appropriate Services Schedule in writing to include such modified duration (including any changes to the additional terms applicable to such Service) and such Service shall be provided in accordance with the terms and conditions of this Agreement.

(d) Third Parties.  Recipient shall not resell, subcontract, license, sublicense or otherwise transfer any of the Services to any Person whatsoever or permit use of any of the Services by any Person other than by Recipient or any of its Affiliates in the ordinary course of business. Notwithstanding the foregoing, each Provider may hire or engage one or more contractors and subcontractors to perform any or all of Provider’s duties under this Agreement; provided that each Provider shall take reasonable measures to ensure each such contractor and subcontractor complies with the terms of this Agreement in relation to the provision of the Services and shall remain responsible for the performance of each such contractor and subcontractor and such contractor’s and subcontractor’s compliance with the terms hereof; provided, further, that in the event that any such contractor or subcontractor has not already been engaged with respect to such Service on or prior to the date hereof, Provider shall obtain the prior written consent of Recipient to hire such contractor or subcontractor, such consent not to be unreasonably withheld.

(e) Consents.  If the use or provision of all or a portion of the Services pursuant to this Agreement requires the approval, consent, permission, waiver or agreement (each a “Consent”) of a third party, Provider shall promptly inform Recipient of the need for such Consent(s); provided, that Provider shall not be required to provide the applicable Services until all applicable required Consents have been obtained. Provider shall (i) use commercially reasonable efforts to obtain Consents from third parties with whom Provider has existing contracts as necessary to enable Provider to perform the Services or (ii) if any such Consent cannot be obtained as a result of such efforts, upon Recipient’s request Provider shall

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use commercially reasonable efforts to enter into a new contract or agreement with such third party or an alternate provider in order to provide such Services in a manner as closely as possible to the standards described in this Agreement. Provider shall pay the costs of any Consents required in connection with this Agreement.

(f) Transition Services Manager.  Each Party shall appoint and designate a representative to act as its primary contact person and initial services manager (each a “Services Manager”), who will be directly responsible for coordinating and managing the delivery of the Services and have the authority to act on each Provider’s behalf with respect to matters relating to this Agreement; provided, that no such Services Manager has authority to amend this Agreement. The Services Managers for the Parties shall be as set forth on the applicable Services Schedule. Each Services Manager, in its capacity as manager of the Provider, will work with such Provider’s Services coordinators named on the Services Schedule and such additional employees and contractors as necessary to periodically address issues and matters raised by the Recipient relating to this Agreement. Notwithstanding the requirements of Section 11(b), each Party shall promptly inform the other Party’s Services Manager of all communications from such Party pursuant to this Agreement regarding routine matters involving the Services. Each Party shall advise the other in advance in writing of any change in the Services Manager, setting forth the name of the replacement and certifying that the replacement is authorized to act for such Party in all matters relating to this Agreement as provided in this Section 2(f).

(g) Compliance with Laws and Regulations.  Each Party hereto shall be responsible for its own compliance with any and all Laws applicable to its performance under this Agreement and for any use it may make of the Services to assist it in complying with such Laws. No Party will take any action in violation of any such applicable Law that would reasonably be expected to result in material liability being imposed on the other Party. The provision of Services pursuant to this Agreement is subject to the internal policies of the Provider restricting access to nonpublic information, including but not limited to policies intended to assure compliance with applicable Laws concerning privacy and data protection.

(h) Mutual Responsibilities; Cooperation.  During the applicable Service Period, the Parties shall cooperate with each other in good faith in all matters relating to the provision and receipt of Services and shall use commercially reasonable efforts to take such other actions as may be reasonably requested from time to time as are necessary to accomplish the intended purpose of this Agreement and to resolve in a commercially reasonable manner any problems that may occur in relation thereto. Such cooperation shall include executing, at the expense of the requesting Party, any documents reasonably requested, exchanging information relevant to the provision of Services hereunder, and requiring their respective personnel to obey the security regulations and other policies, procedures, and practices of the other Party while on such other Party’s premises. A Party shall be excused from performing its obligations hereunder to the extent that its performance is prevented or hindered by the other Party’s failure to provide reasonable cooperation, assistance or information or the other Party’s delay, nonperformance or other acts or omissions. Without limiting the foregoing, a Party shall provide the other Party with prompt written notice of such prevention or hindrance to its performance and allow the other Party an opportunity to promptly cure such prevention or hindrance.

(i) Personnel; Non-Solicitation.  With respect to the Services, each Provider shall have the exclusive right to select, employ, pay, supervise, administer, direct and discharge any of its employees (the “Provider Personnel”) who will perform such Services in accordance with the terms of this Agreement and shall provide the Recipient with access to such Provider Personnel as may be reasonably necessary to furnish the Services to the Recipient as contemplated by this Agreement. Provider shall be solely responsible for paying such Provider Personnel’s compensation, including related Excluded Taxes (as defined below) and providing to such Provider Personnel any benefits. For the avoidance of doubt, the Provider Personnel shall remain employees of the relevant Provider and shall not be deemed employees of the Recipient for any purpose. None of the Acquirors shall, without the prior written consent of AS, directly or indirectly solicit for employment, offer to hire, or hire from AS or any of its Affiliates any employee actively engaged in providing the Services pursuant to this Agreement from the date of this Agreement until one (1) year following the end of such employee’s provision of Services hereunder.

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(j) Provider Changes.  Provider may make changes from time to time in its standards and procedures for performing the Services, provided that any such change (i) is in connection with changes to its internal organization in the ordinary course of business; and (ii) to the extent necessary and required to comply with permits, licenses, Laws or requirements of Governmental Authorities; provided that no such modifications shall diminish or adversely affect any of the Services in any material respect. Provider shall provide prior written notice to Recipient within a commercially reasonable amount of time of any such changes that will have a material effect on the Services and will require Recipient to modify its operations to accommodate the change.

(k) Recipient Change Requests.  During the term of this Agreement, Recipient may request in writing: (i) a change to any Service, (ii) an additional service that Recipient reasonably needs in order to achieve the transitions contemplated hereby and such additional service was not included in the Service Schedule or otherwise addressed in the other Transaction Agreements (other than because the Parties agreed that such service shall not be provided), and/or (iii) to extend the term of any Service (each a “Change Request”), which Change Request must include a description of the proposed change, additional service and/or extension being requested and the associated business specifications, including without limitation the estimated time and price of implementing the Change Request and any potential impact of the Change Request on the Services being provided by Provider and any fees related thereto. The Parties shall negotiate in good faith and use commercially reasonable efforts to accommodate the Change Request on commercially reasonable terms substantially similar to those applicable to the other Services included in the Services Schedule. If the Parties agree in writing to a Change Request, this Agreement will be deemed amended to include the terms and conditions of such agreed-upon Change Request and the Parties shall amend the appropriate Services Schedule to include such Change Request (including any incremental fees and termination date with respect thereto). If the Parties do not agree upon a Change Request or a written variation thereof within ten (10) Business Days after the date such Change Request is delivered to Provider, then the Change Request will expire, and no Party will have any obligation to implement the changes contemplated by such Change Request unless and until the Parties agree separately in writing.

(l) Software and Hardware.  For the avoidance of doubt, except as contemplated by the Purchase Agreement, neither Party, nor any of their respective Affiliates shall have any obligation to assign, transfer or license, or consent to be assigned, transferred or licensed, any software or hardware to the other Party or any of its Affiliates other than as expressly set forth herein.

3. Security; Access and Use.

(a) Except as otherwise set forth in the Services Schedule, each Party shall be responsible for all health, safety and security at its facilities and for its systems, which security shall be comparable to security provided to its own businesses and functions; provided, however, that neither Party makes any representation or warranty that such security will ensure compliance with any Law or reach any desired or intended result. Each Party has the right to monitor and reasonably audit, in accordance with the terms and conditions of this Agreement, the other Party’s compliance with such systems and security procedures. At all times when a Party is accessing the facilities, systems, equipment, computers, software, network or files owned or controlled by the other Party pursuant to this Agreement, such Party shall, and shall cause its Affiliates and Representatives to, use commercially reasonable efforts to comply with the policies and procedures of the other Party concerning health, safety and security, to the extent such policies and procedures are communicated to such Party in advance.

(b) During the term of this Agreement, except as determined in good faith by AS as necessary to ensure compliance with any applicable Laws and subject to any applicable privileges and contractual confidentiality provisions, AS shall, and shall cause its Affiliates to, allow the Acquirors and their Representatives reasonable access to the AS facilities (that are part of the Carve-Out Transaction or not owned by the Acquirors following the Closing) as reasonably necessary for the Acquirors to continue to operate the business of the Acquired Companies in substantially the same manner in which the business of the Acquired Companies operated prior to Closing and to fulfill their obligations under this Agreement; provided, that such access shall not unreasonably interfere with the business or operations of AS and

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such access shall be through secured controlled processes as determined by AS in accordance with the safety, security and other facility policies of AS.

(c) During the term of this Agreement, except as determined in good faith by the Acquirors as necessary to ensure compliance with any applicable Laws and subject to any applicable privileges and contractual confidentiality provisions, the Acquirors shall, and shall cause their Affiliates to, allow AS and its Representatives reasonable access to the facilities of the Acquired Companies as reasonably necessary for AS to continue to operate the business of the entities included in the Carve-Out Transaction and other businesses not included in the Stock Sale in substantially the same manner in which such businesses operated prior to Closing and to fulfill its obligations under this Agreement; provided, that such access shall not unreasonably interfere with the business or operations of the Acquirors and such access shall be through secured controlled processes as determined by the Acquirors and in accordance with Acquirors’ safety, security and other facility policies.

(d) Notwithstanding the foregoing, in the event any Provider is unable to access a Recipient’s facilities and such access is reasonably necessary for the Provider to provide the Services as contemplated by this Agreement as a result of applicable Laws, privilege (including attorney-client) or contractual confidentiality obligations, such Provider shall be relieved of such Provider’s obligation to provide the relevant Services during the period in which such access is not available and, in such event, the Recipient shall have no obligation to pay Service Fees for any Services that were not received as a result of such suspension.

4. Fees.

(a) Except as otherwise provided in this Agreement or Services Schedule, a Recipient of Services shall pay to the Provider of such Services a monthly fee for the Services (or category of Services, as applicable) as provided for in the relevant Services Schedule (each fee constituting a “Service Fee” and, collectively, the “Service Fees”).

(b) During the term of this Agreement, the amount of a Service Fee for any Services (or category of Services, as applicable) shall not increase, except to the extent that there is a documented increase after the date hereof in the costs actually incurred by the Provider in providing such Services, including as a result of: (i) an increase in the amount of or an extension of the term of such Services being provided to the Recipient (as compared to the amount of and term of the Services set forth on the relevant Services Schedule); (ii) an increase in the rates or charges underlying a Service Fee or an incurrence of fees, costs or expenses imposed by any third party provider that is providing goods or services used by the Provider in providing the Services (as compared to the rates or charges underlying the applicable Service Fee), including any license or other costs associated with extending the term of any Service; (iii) an increase in the ordinary course of business, consistent with past practice, in the payroll or benefits for any personnel used by the Provider in providing the Services; or (iv) any increase in costs relating to any agreed changes in the quality or nature of the Services provided (including relating to newly installed products or equipment or any upgrades to existing products or equipment). Notwithstanding anything to the contrary, during the initial term of a Service, the Provider will not change a Service Fee as a result of a change in the Provider’s allocation methodology or because of acquisitions or dispositions of other entities or businesses that result in changes in the aggregate size of the businesses that are allocated a portion of the Provider’s costs.

(c) The Provider shall deliver invoices to the Recipient in arrears on a monthly basis, beginning the first full calendar month after the Closing Date and, thereafter, within fifteen (15) days following the end of each calendar month setting out the amount due for the Services and any other amounts due to a Provider under this Agreement. The Provider shall provide the Recipient with data and documentation supporting the calculation of a particular Service Fee as Recipient may reasonably request for purposes of verifying the accuracy of such calculation. The respective Service Fees invoiced for each month by the Parties shall be netted and the difference (the “Net Service Fee”) shall be paid by the Party that was invoiced for the greater Service Fee. The applicable Party shall pay, or cause to be paid to the other Party, the Net Service Fee by wire transfer of immediately available funds in U.S. dollars to the account or accounts designated by the Provider in such invoice no later than thirty (30) days following receipt of

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such invoice (each a “Payment Date”); provided that to the extent consistent with past practice with respect to Services rendered outside of the United States, payments may be made by a Recipient in local currency.

(d) Notwithstanding the above, if the Recipient in good faith disputes any amount invoiced by the Provider, Recipient shall, no later than five (5) days prior to the Payment Date, notify the Provider in writing of the dispute, identifying the Service(s) to which the dispute relates and including reasonable detail about the basis of disagreement, which notice shall be sent to the Provider’s Services Manager in accordance with the notice provisions set forth herein. Amounts not so disputed shall be deemed accepted and shall be paid, notwithstanding disputes on other items, within the period set forth in Section 4(c) .. The Parties shall negotiate in good faith to resolve any such dispute. Until such dispute is ultimately resolved, (i) the Recipient shall not be obligated to pay the portion of the invoiced amount that is the subject of a valid dispute and (ii) the Provider shall be obligated to continue to provide any Services to which the dispute relates unless it otherwise has an independent right to discontinue the provision of such Service pursuant to this Agreement.

(e) Subject to Section 4(d), if a Party fails to pay any amount due on the Payment Date, the other Party reserves the right to charge interest on any amount due from the other Party at one and one-half percent (1.5%) per month (but not exceeding the maximum rate permitted by Law), accruing from the relevant Payment Date through the date of actual payment.

(f) Federal, state, local and foreign net income Taxes imposed under applicable Law on the overall net income of Provider and/or its Affiliates, and employer payroll Taxes imposed on payments by Provider or its Affiliates of compensation to their employees such as social security, Medicare and unemployment Taxes (collectively, “Excluded Taxes”), shall be borne by Provider and its Affiliates. All Taxes other than Excluded Taxes (including but not limited to sales, use, business license, transaction, excise, customs, duties, value added, or other similar Taxes) imposed on or with respect to the rendering of Services, or on the charges therefor, shall be paid by Recipient promptly upon receipt of an invoice for such Taxes submitted by Provider. Notwithstanding anything herein to the contrary, under no circumstances will Provider or its Affiliates be required to render Services in a jurisdiction that would subject Provider or its Affiliates to Tax to which it is not otherwise subject.

5. Certain Disbursements/Receipts

(a) The Parties hereto contemplate that, from time to time after the Closing Date, one Party, as a convenience to the other Party in connection with the Services, may make certain payments that are properly the responsibility of the other Party, including any Taxes relating thereto (any such payment made, a “Disbursement”). Similarly, the Parties contemplate that, from time to time after the Closing Date, one Party may receive from third parties certain payments to which the other Party is entitled (any such payment received, including without limitation accounts receivable collected as part of the Services and any receivables that are part of the Carve-Out Transaction, a “Receipt”). The Party making the Disbursement shall be entitled to collect from the other Party an amount equal to the amount of any such Disbursement, plus any out-of-pocket costs incurred by the Paying Party related to the processing and payment of such Disbursement (including, without limitation, any bank charges), all of which shall be invoiced by the paying Party and paid within thirty (30) days of receipt of the relevant invoice by the responsible Party in accordance with the provisions of this Section 5. A paying Party shall provide such supporting documentation regarding Disbursements for which it is seeking reimbursement as the responsible Party may reasonably request. The Party receiving payments owed to the other Party shall remit Receipts monthly in arrears to the other Party. The Party receiving any Receipt shall pay to the other Party an amount equal to the aggregate amount of Receipts for such prior month minus any out-of-pocket costs incurred by the receiving Party related to the processing and payment of such Receipts (including without limitation any bank charges), all of which shall be paid in accordance with this Section 5. All amounts payable under this Section 5 shall be invoiced and paid in the currency in which the applicable paying Party or receiving party paid or received such Disbursement, Receipt, or out-of-pocket cost, as the case may be, and shall be paid by wire transfer of immediately available funds.

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(b) Notwithstanding anything to the contrary set forth above, if, with respect to any particular transaction, it is impossible or impracticable under the circumstances to comply with the procedures set forth in Section 5(a), the Parties will cooperate to find a mutually agreeable alternative that will achieve substantially similar economic results from the point of view of the paying Party or the other Party, as the case may be, for the period of time starting on the date such payment was due and ending on the date such payment is made such that the paying Party will not incur any material interest expense or the other Party will not be deprived of any material interest income; provided, however, that if a receiving Party cannot comply with the procedures set forth in this Section 5(b) because it does not become aware of a Receipt on behalf of the other Party in time (e.g., because of the commingling of funds in an account), such receiving Party shall remit such Receipt without interest thereon to the other Party within a week of becoming aware of such Receipt.

6. Indemnification; Limitation of Liability.

(a) Indemnification of Provider by Recipient.  Subject to the limitations set forth in Section 6(d), each Recipient shall indemnify and hold harmless each Provider and their respective Affiliates and Representatives (each a “Provider Indemnified Party”) from and against any damages, liabilities, losses, taxes, fines, penalties, costs and expenses (each a “Loss” and collectively, “Losses”) suffered or incurred by such Provider Indemnified Party to the extent caused by, resulting from or in connection with the gross negligence or willful misconduct of any Recipient, and shall reimburse each Provider Indemnified Party for all reasonable out-of-pocket expenses related thereto.

(b) Indemnification of Recipient by Provider.  Subject to the limitations set forth in Section 6(d), each Provider shall indemnify and hold harmless each Recipient and their respective Affiliates and Representatives (each, a “Recipient Indemnified Party”) from and against any Loss suffered or incurred by such Recipient Indemnified Party to the extent caused by, resulting from or in connection with the gross negligence or willful misconduct of any Provider, and shall reimburse each Recipient Indemnified Party for all reasonable out-of-pocket expenses related thereto.

(c) Indemnification Procedures.

(i) Each Party that may be entitled to indemnification under this Section 6 (the “Indemnified Party”), shall as promptly as practicable notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim, demand or circumstance that Indemnified Party has determined has given or would reasonably be expected to give rise to a right to indemnification under this Agreement, including a pending or threatened claim or demand being asserted by a third party against the Indemnified Party (such claim being a “Third Party Claim”), describing in reasonable detail, to the extent practicable, the facts and circumstances with respect to the subject matter of such claim, demand or circumstance; provided, however, that the failure to give such notification shall not release the Indemnifying Party from any of its obligations hereunder except to the extent the Indemnified Party is actually or materially prejudiced by such failure.

(ii) Upon receipt of a notice of a Third Party Claim, the Indemnifying Party may assume the defense and control of such Third Party Claim and, in such event, the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense. The Party that shall control the defense of any such Third Party Claim shall select counsel, contractors and consultants of recognized standing and competence after consultation with the other party and shall take all steps reasonably necessary in the defense or settlement of such Third Party Claim. The Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, without the consent of any Indemnified Party, provided that (i) the Indemnifying Party shall pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness of such settlement; (ii) the Indemnifying Party shall not encumber any of the material assets of any Indemnified Party or agree to any restriction or condition that would apply to or materially adversely affect any Indemnified Party or the conduct of any Indemnified Party’s business; (iii) the Indemnifying Party shall obtain, as a condition of any settlement or other resolution, a

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complete release of any Indemnified Party potentially affected by such Third Party Claim; and (iv) the settlement or judgment shall not impose equitable remedies or any obligation on the Indemnified Party or any of its Affiliates other than the payment of money damages the payment of which shall be made pursuant to clause (i) above.

(iii) In the event any Indemnifying Party receives a notice of a claim for indemnity pursuant to this Section 6 that does not involve a Third Party Claim, the Indemnifying Party shall notify the Indemnified Party within thirty (30) days following its receipt of notice if the Indemnifying Party disputes its liability to the Indemnified Party under this Section 6. If the Indemnifying Party does not so notify the Indemnified Party, the claim specified by the Indemnified Party in such notice shall be conclusively deemed to be a liability of the Indemnifying Party under this Section 6 and the Indemnifying Party shall pay, subject to the limitations set forth herein, the amount of such liability to the Indemnified Party on demand or, in the case of any notice in which the amount of the claim (or portion of the claim) is estimated, on such later date when the amount of the claim (or portion thereof) is finally determined.

(d) Limitation on Liability.

(i) Notwithstanding any other provision contained in this Agreement, no Provider or Recipient shall be liable under any circumstances for any exemplary, special, indirect, punitive, incidental or consequential losses, damages or expenses or any damages calculated by reference to a multiplier of revenue, profits, EBITDA or similar methodology whatsoever, including loss of profits, business opportunities, revenues or business interruption, however caused and based on any theory of liability (including negligence); provided that the limitation in this clause (i) shall not apply to any such losses, damages or expenses that are determined in a final non-appealable judgment of a court of competent jurisdiction to be payable to a third party by a Provider or Recipient.

(ii) Each Party’s aggregate cumulative liability and indemnification obligations arising from or relating to this Agreement shall not exceed, in the aggregate, the aggregate amount of Service Fees paid to such Party under this Agreement.

(iii) Each Indemnified Party (defined below) shall take commercially reasonable steps to mitigate its Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

(iv) The limitations of liability in this Section 6(d) apply regardless of whether a Party knows, has been advised of, or should have known of, the possibility of those Losses.

(e) Exclusion of Other Remedies.  The indemnification expressly provided in this Section 6 shall be the sole and exclusive monetary remedies of the Provider Indemnified Parties and the Recipient Indemnified Parties, as applicable, for any Losses of any kind whether arising from statute, principle of common or civil law, principles of strict liability, tort, contract or otherwise arising under this Agreement, or in respect of the Services or actions taken by the Parties in connection with the transactions contemplated by this Agreement. For the avoidance of doubt, nothing in this Section 6(e) shall restrict or prohibit any Party from bringing any action for fraud or intentional misrepresentation or from seeking specific performance of any obligation hereunder.

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7. Disclaimer of Warranties.  EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE PARTIES ACKNOWLEDGE AND AGREE THAT THE SERVICES ARE PROVIDED AS-IS, AND EACH RECIPIENT SHALL ASSUME ALL RISKS AND LIABILITY ARISING FROM OR RELATING TO ITS USE OF AND RELIANCE UPON THE SERVICES AND THE PROVIDER MAKES NO REPRESENTATION OR WARRANTY WITH RESPECT THERETO. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, EACH PARTY EXPRESSLY DISCLAIMS ALL REPRESENTATIONS OR WARRANTIES REGARDING THE SERVICES, WHETHER EXPRESS OR IMPLIED, ORAL OR WRITTEN, STATUTORY OR OTHERWISE, UNDER THIS AGREEMENT, INCLUDING ANY REPRESENTATION OR WARRANTY IN REGARD TO QUALITY, PERFORMANCE, NON-INFRINGEMENT, COMMERCIAL UTILITY, MERCHANTABILITY OR FITNESS OF THE SERVICES FOR A PARTICULAR PURPOSE. FOR THE AVOIDANCE OF DOUBT, THIS SECTION 7 SHALL HAVE NO EFFECT ON ANY REPRESENTATION OR WARRANTY SET FORTH IN ANY OTHER TRANSACTION AGREEMENT.

8. Term; Termination.  This Agreement and the performance of the Services hereunder shall commence immediately upon the Closing Date and shall continue in full force and effect until the earlier to occur: (i) the last date on which a Provider is obligated to provide any Service to a Recipient in accordance with the terms hereof (including any extension of the term of any Service); and (ii) the mutual written agreement of the Parties hereto to terminate this Agreement in its entirety.

(a) Except as otherwise set forth in the Services Schedule and without prejudice to a Recipient’s rights and remedies with respect to a Force Majeure, a Recipient may from time to time terminate this Agreement with respect to any Service in any applicable location prior to the end of the applicable Service Period upon providing at least thirty (30) days’ prior written notice to the Provider (unless a longer notice period is specified in the applicable Services Schedule with respect to such Service, in which case such longer notice period shall apply). From and after the early termination of any Service pursuant to this Section 8(a) or the expiration of the applicable Service Period, (i) Recipient shall no longer be obligated to pay for such Service (except with respect to any Service Fees incurred up to such date); (ii) Provider shall no longer be obligated to provide such Service hereunder; and (iii) Provider shall not be required to resume the provision of such Service upon any request by Recipient or any of its Affiliates.

(b) Recipient may from time to time request a reduction in part of the scope or amount of any Service upon providing at least thirty (30) days’ prior written notice to Provider (unless a longer notice period is specified in the applicable Services Schedule with respect to such Service, in which case such longer notice period shall apply). If requested to do so by Recipient, Provider agrees to discuss in good faith appropriate reductions to the relevant Service Fees in light of all relevant factors, including the costs and benefits to Provider of any such reductions. If the Parties fail to agree on any such reductions, such Services and the Services Schedule shall not be changed. If the Parties agree on any such reductions, the Services Schedule shall be updated to reflect any reduced Service. In the event that the effective date of the reduction of any Service is a day other than at the end of a month, the Service Fee associated with such Service for the month in which such Service is reduced shall be pro-rated appropriately.

(c) This Agreement may be terminated, in whole, or with respect to any Service or group of Services, by mutual written consent of the Parties. If the Parties agree on any such termination of some, but not all, Services, the Services Schedule shall be updated to reflect any terminated Service. In the event that the effective date of the termination of any Service is a day other than at the end of a month, the Service Fee associated with such Service for the month in which such Service is terminated shall be pro-rated appropriately.

(d) This Agreement may be terminated in whole, but not in part, by a Provider in the event that Recipient (1) defaults in the payment when due of any Service Fees and such default continues unremedied for a period of ninety (90) days after Recipient’s receipt of written notice of such default or (2) defaults in the timely payment of two or more consecutive payments of Service Fees payable pursuant to this Agreement; provided, however, that in no event shall Provider be entitled to terminate

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this Agreement if such lack of payment is due to a good faith dispute, the details of which Recipient has indicated to Provider in writing, and if Recipient has paid all invoiced amounts that are not the subject of a good faith dispute.

(e) Without prejudice to a Recipient’s rights and remedies with respect to a Force Majeure, a Recipient may from time to time terminate this Agreement with respect to any Service in any applicable location, in whole, but not in part, in the event that Provider has failed to perform any of its material obligations under this Agreement with respect to such Service, and such failure shall continue to exist for a period of thirty (30) days after receipt by the Provider of written notice of such failure submitted by the Services Manager to the defaults in the payment when due of any Service Fees and such default continues unremedied for a period of thirty (30) days after Recipient’s receipt of written notice of such default; provided, however, that if the failure to so perform is the subject of a pending good faith dispute, the Recipient’s right to terminate this Agreement with respect to such Service shall be suspended until the resolution of such dispute.

(f) Each Party shall have the right, without prejudice to its other rights or remedies, to terminate this Agreement immediately by written notice to the other if the other Party is unable to pay its debts or becomes insolvent or an order is made or a resolution passed for the administration, winding-up or dissolution of the other Party or an administrative or other receiver, manager, liquidator, administrator, trustee or similar officer is appointed over all or any substantial part of the assets of the other Party or the other Party enters into or proposes any arrangement or settlement with its creditors generally or anything analogous to the foregoing occurs in any applicable jurisdiction.

(f) Upon termination of any Service pursuant to this Agreement, the relevant Provider shall reduce for the next monthly billing period the amount of the Service Fee for the category of Services in which the terminated Service was included (such reduction to reflect the elimination of all costs incurred in connection with the terminated service to the extent the same are not required to provide other Services to the Recipient), and, upon request of the Recipient, the Provider shall provide the Recipient with documentation or information regarding the calculation of the amount of the reduction.

9. Force Majeure.

(a) The obligations of Provider shall be suspended with respect to each Service Period to the extent that such Provider is prevented or hindered from complying herewith by any of the following causes: (i) acts of God, (ii) weather, fire or explosion, (iii) war, invasion, terrorism, riot or other civil unrest, (iv) governmental laws, orders or restrictions, (v) actions, embargoes or blockades in effect on or after the date of this Agreement, (vi) action by any regulatory authority, (vii) national or regional emergency, (viii) strikes or labor stoppages or other industrial disturbances, (ix) shortage of adequate power or transportation facilities or (x) any other event which is beyond the reasonable control of Provider. In such event, Provider shall give written notice of suspension as soon as reasonably practicable to Recipient stating the date and extent of such suspension and the cause thereof, and Provider shall resume the performance of such obligations as soon as reasonably practicable after the removal of the cause. The Parties agree that the nature, quality and standard of care that the Provider shall provide in delivering a Service after a Force Majeure shall be substantially the same as the nature, quality and standard of care that the Provider provides to Affiliates and its other business components with respect to such Service.

(b) During the period of a Force Majeure, the Recipient shall be entitled to seek an alternative service provider with respect to any Service(s) suspended thereby and shall be entitled to permanently terminate such Service(s) (and shall be relieved of the obligation to pay Service Fees for such Services(s) throughout the duration of such Force Majeure) it being understood that Recipient shall not be required to provide any advanced notice of such termination to Provider.

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10. Confidentiality.

(a) Provider’s or any of its Affiliates’ materials, data and information (including customer information) that may be provided to or accessed by Recipient or generated in connection with the Services concerning Provider’s business, operations or results of operations, and Recipient’s or any of its Affiliates’ materials, data and information (including customer information) that may be provided to Provider or generated in connection with the Services concerning Recipient’s or any of its Affiliates’ business, operations and results of operations, are proprietary trade secrets and confidential information (“Confidential Information”) of Provider and Recipient, respectively, and their respective Affiliates, and neither Provider nor Recipient shall possess any interest, title, lien or right in any Confidential Information of the other Party. Each Party will take measures to maintain the confidentiality of the Confidential Information equivalent to those measures such Party uses to maintain the confidentiality of its own confidential information of like importance, but in no event less than reasonable measures. Each Party will give the other Party prompt written notice of any unauthorized use or disclosure of the Confidential Information that comes to the attention of such Party and agrees to reasonably assist the other Party in remedying such unauthorized use or disclosure. Each of Provider and Recipient agrees not to (i) disclose the Confidential Information of the other Party or the scope or nature of the Services or other terms of this Agreement (collectively, the “Agreement Terms”) to any third party or (ii) use the Confidential Information of the other Party except as necessary to perform its obligations under this Agreement, in either case without the express prior written consent of the other Party, and each of Provider and Recipient shall be responsible for any breaches of this Section 10 by its Affiliates and Representatives.

(b) The term “Confidential Information” will not, however, include information which (i) is or becomes publicly available other than as a result of a disclosure by the Party receiving the Confidential Information (“Receiving Party”) or its Representatives, (ii) is or becomes rightfully available to the Receiving Party on a non-confidential basis from a source (other than the Party providing, directly or indirectly, its Confidential Information (“Providing Party”) or its Representatives) which, to the Receiving Party’s knowledge, is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation to the Providing Party or its Representatives or (iii) is independently developed by the Receiving Party or its Affiliates without reference to, access to, or use of the Confidential Information of the Providing Party.

(c) Upon the request of the Disclosing Party following the termination or expiration of this Agreement, the applicable Receiving Party shall promptly return all or any requested portion of such Confidential Information and shall destroy all copies of such Confidential Information in its possession or control; provided that such Receiving Party shall be entitled to retain a copy of any such materials it is required to keep for compliance purposes under a document retention policy or as otherwise required by Law or if such copy has been created electronically pursuant to automatic or ordinary course archiving, backup, security or disaster recovery systems or procedures, in any such case, subject to such Receiving Party’s ongoing compliance with the non-disclosure and use restriction obligations of this Agreement.

(d) Notwithstanding any other provision of this Section 10, the Receiving Party may disclose any Confidential Information of the Providing Party and the Agreement Terms to the minimum extent required by applicable Law or legal process; provided that any Receiving Party that is requested pursuant to, or required by, applicable Law, the rules of a nationally-recognized securities exchange, or legal process to disclose any Confidential Information or Agreement Terms, shall provide, so far as practicable and subject to compliance with such Law, rules, or legal process, the Providing Party with prompt prior written notice of such request or requirement, and shall reasonably cooperate with the Providing Party to seek an appropriate protective order or other remedy or to take steps to resist or narrow the scope of such disclosure.

(e) When accessing the information technology systems or networks of a Party (“System Owner”) pursuant to this Agreement, each Party (“System User”) shall use commercially reasonable efforts to (and shall use commercially reasonable efforts to cause its respective employees and any subcontractors to): (a) not attempt to obtain access to, use or interfere with any information technology systems or

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networks of the System Owner, or any data owned, used or processed by the System Owner Party, except to the extent expressly authorized under this Agreement and required to provide or receive Services under this Agreement; (b) maintain reasonable security measures to protect the information technology systems and networks of the System Owner to which it has access pursuant to this Agreement from access by unauthorized third parties, and any “back door”, “time bomb”, “Trojan Horse”, “worm”, “drop dead device”, “virus” or other computer software routine intended or designed to permit access or use of information technology systems or networks by a third party other than as expressly authorized by the System Owner; (c) not disable, damage or erase or disrupt or impair the normal operation of the information technology systems or networks of the System Owner; and comply with the reasonable security policies and procedures of the System Owner that are provided to the System User (as may be updated from time to time in the ordinary course of business).

(f) Each Party agrees to cause its Subsidiaries, Affiliates, and Representatives who receive Confidential Information of the other Party to comply with the provisions of this Section 10 as if it were a Party to this Agreement and to use the same degree of care to prevent the unauthorized disclosure of Confidential Information as the Party uses to protect its own confidential information of a like nature.

11. Miscellaneous.

(a) Agreement to Cooperate.  In the event of any dispute with respect to Service Fees or the compliance of Services, the Parties agree to cooperate in good faith and in a reasonable manner to facilitate the resolution of the dispute.

(b) Notices.  Any notices or other communications required or permitted hereunder (including, by way of illustration and not limitation, any notice permitted or required under this Section 11) to any Party shall be sufficiently given when delivered in person, or when sent by certified or registered mail, postage prepaid, or one (1) business day after dispatch of such notice with an overnight delivery service, or when transmitted by facsimile or other form of electronic communication if an answer back is received by the sender, in each case addressed as follows:

In the case of the Acquirors:

Williams Scotsman Holdings Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, CA 90067
Attention: Eli Baker
Facsimile: (310) 552-4508
E-mail: elibaker@geacq.com

with a copy to:

Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
Attention: Joel L. Rubinstein
Facsimile: (212) 294-4700
E-mail: jrubinstein@winston.com

In the case of AS:

Algeco Scotsman Global S.à r.l.
901 S. Bond Street, #600
Baltimore, MD 21231
Attention: Azuwuike H. Ndukwu, General Counsel
Facsimile: (410)-931-6124
E-mail: az.ndukwu@willscot.com

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With a copy to:

Allen & Overy LLP
1221 Avenue of the Americas
New York, New York 10020
Attention: William Schwitter
Facsimile: (212) 610-6399

or such substituted address or attention as any Party shall have given notice to the other in writing in the manner set forth in this Section 11(b).

(c) No Agency; Independent Contractor.  Nothing in this Agreement shall be deemed in any way or for any purpose to constitute any Party, Provider or Recipient becoming an agent of another unaffiliated party in the conduct of such other party’s business. Each Provider shall act as an independent contractor and not as an employee, agent, partner, franchisee or joint venturer of any Recipient in performing the Services, maintaining control over its employees, its subcontractors and their employees and complying with all withholding of income at source requirements, whether federal, state, local or foreign. No employee of either Party performing Services shall be considered an employee of the other Party or any of its Affiliates until such time, if ever, as they accept such other Party’s offer of employment.

(d) Survival of Certain Obligations.  The following obligations shall survive the termination of this Agreement: (a) the obligations of each Party under Sections 5, 6, 10, and 11 and (b) each Party’s right to receive the compensation specified in Section 4 for the Services provided by it in accordance with the terms of this Agreement prior to the effective termination date.

(e) Assignment.  This Agreement shall be binding upon, inure to the benefit of and be enforceable by and against the Parties and their respective successors and assigns in accordance with the terms hereof. No Party may assign their interest under this Agreement without the prior written consent of the other Party. Any purported assignment or delegation in violation of this Section 11(e) shall be null and void. For the avoidance of doubt, a change of control of either Party shall not be deemed an assignment.

(f) No Third Party Beneficiaries.  Except as provided in Section 5 with respect to Provider Indemnified Parties and Recipient Indemnified Parties, this Agreement is for the sole benefit of the Parties and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person, including any union or any employee or former employee of the Company, or any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specific period, under or by any reason of this Agreement, and no Person shall assert any rights as third-party beneficiary hereunder.

(g) Entire Agreement.  This Agreement (including the Services Schedule attached hereto) and the other Transaction Agreements constitute the entire agreement of the Parties with respect to the subject matter of this Agreement and supersede all prior negotiations, agreements and undertakings, both written and oral, between the Parties with respect to the subject matter of this Agreement.

(g) Amendment.  This Agreement may be amended or modified in whole or in part only by an agreement in writing executed by each of the Parties hereto and making specific reference to this Agreement.

(h) Waiver.  The Parties may, by written agreement, (a) extend the time for the performance of any of the obligations or other acts of the Parties, (b) waive compliance with, or modify, any of the covenants or conditions contained in this Agreement, and (c) waive or modify performance of any of the obligations of any of the Parties; provided that no such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall operate as a waiver of, or an estoppel with respect to, any subsequent insistence upon such strict compliance other than with respect to the matter so waived or modified.

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(i) Severability.  In the event that any one or more of the provisions contained in this Agreement or any application thereof shall be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions of this Agreement and any other application thereof shall not in any way be affected or impaired thereby; provided, however, that to the extent permitted by applicable Law, any invalid, illegal, or unenforceable provision may be considered for the purpose of determining the intent of the Parties in connection with the other provisions of this Agreement.

(j) Counterparts.  This Agreement may be executed in one or more counterparts (including by means of facsimile or other electronic means), each of which shall be deemed an original but all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic means shall be effective as delivery of an originally executed counterpart to this Agreement.

(k) Specific Performance.  The Parties agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the Parties shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy at Law or in equity.

(l) Governing Law.  This Agreement shall be governed, construed, and enforced in accordance with the Laws of the State of Delaware without regard to the conflicts of law principles thereof.

(m) Dispute Resolution; Jurisdiction.  Any and all actions brought in court shall be filed in the state or federal district court located in Delaware and the Parties specifically consent and submit to the jurisdiction and venue of each such state or federal court. Each Party further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth above shall be effective service of process for any action with respect to any matters to which it has submitted to jurisdiction in this Section 11(n). Each Party irrevocably and unconditionally waives any objection to the laying of venue of any action arising out of this Agreement or the transactions contemplated hereby or thereby in any such court, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action brought in any such court has been brought in an inconvenient forum.

(n) Waiver of Jury Trial.  EACH PARTY HEREBY EXPRESSLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE MATTERS CONTEMPLATED HEREBY. EACH PARTY ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT, THAT EACH HAS ALREADY RELIED ON THIS WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THIS WAIVER IN FUTURE DEALINGS. EACH PARTY FURTHER REPRESENTS AND WARRANTS THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS RIGHT TO A TRIAL BY JURY FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

(o) Headings and Schedules.  The headings in the sections and subsections of this Agreement and in the Services Schedule are inserted for convenience only and in no way alter, amend, modify, limit or restrict the meaning or interpretation of contractual obligations of the Parties under this Agreement. The Services Schedule shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

(p) Time of Essence.  With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

(q) No Presumption Against Drafting Party.  The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the Party drafting the agreement or document.

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(r) Interpretation.  The words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Terms defined in the singular shall have correlative meanings when used in the plural, and vice versa. The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Article, such reference shall be to a Section or Article of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(Signature Page Follows)

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

[•]

By:	Name: Title:

WILLIAMS SCOTSMAN HOLDINGS CORP.

By:	Name: Title:

WILLIAMS SCOTSMAN INTERNATIONAL, INC.

By:	Name: Title:

ALGECO SCOTSMAN GLOBAL S.À: R.L.

By:	Name: Title:

[Signature Page to Transition Services Agreement]

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SCHEDULE A

SERVICES SCHEDULE

Acquiror Services Manager	AS Services Manager
Tim Boswell	Steve Bishop

Service	Acquiror Service Coordinator	AS Service Coordinator	Period	Professional Fee	Service Fee
Office Space	Tim Boswell	Steve Bishop	Until 4/1/2019	See FN1	Pro rata pass-through of rent to be based on the total direct cost of the space allocated based on square footage used by WS and AS. Cost to be billed in advance based on a good faith estimate and then trued up on a quarterly basis.
IT	Sean Swift	Steve Bishop	Up to 12 months	See FN1	Pro-rata pass-through of shared services plus an amount to be calculated based on direct labor cost plus estimated cost of benefits plus a 5% mark-up to account for other overhead. Rate shall be calculated by title. For example, SVP: $200.00/hour; Director/VP: $130.00/hour; Other: $45.00/hour.
Note: Hardware and software necessary for the operation of WS that is owned by AS will be transferred to WS at book value prior to closing. It is anticipated that AS will continue to use the following applications during the transition period: JDE, Hyperion, BEA, Cognos and OneSource.
HR	John Kowalczyk	Lisa Potis	Up to 6 months	See FN1	Pro-rata pass-through of shared services plus an amount to be calculated based on direct labor cost plus estimated cost of benefits plus a 5% mark-up to account for other overhead. Rate shall be calculated by title. For example, SVP: $200.00/hour; Director/VP: $130.00/hour; Other: $45.00/hour.
Accounting	Tim Boswell	Michael Altshuler	Up to 12 months	See FN1	Pro-rata pass-through of shared services plus an amount to be calculated based on direct labor cost plus estimated cost of benefits plus a 5% mark-up to account for other overhead. Rate shall be calculated by title. For example, SVP: $200.00/hour; Director/VP: $130.00/hour; Other: $45.00/hour.

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Service	Acquiror Service Coordinator	AS Service Coordinator	Period	Professional Fee	Service Fee
Insurance	Ross Perkinson	Steve Bishop	Up to 12 months	See FN1	Pro-rata pass-through of shared services plus an amount to be calculated based on direct labor cost plus estimated cost of benefits plus a 5% mark-up to account for other overhead. Rate shall be calculated by title. For example, SVP: $200.00/hour; Director/VP: $130.00/hour; Other: $45.00/hour.
Legal	Samantha Bishop	Azuwuike Ndukwu	Up to 12 months	See FN1	Pro-rata pass-through of shared services plus an amount to be calculated based on direct labor cost plus estimated cost of benefits plus a 5% mark-up to account for other overhead. Rate shall be calculated by title. For example, SVP: $200.00/hour; Director/VP: $130.00/hour; Other: $45.00/hour.
Tax	Robert Kemmery	Scott Paton	Up to 3 years	See FN1	Amount to be calculated based on direct labor cost plus estimated cost of benefits plus a 5% mark-up to account for other overhead. Rate shall be calculated by title. For example, SVP: $200.00/hour; Director/VP: $130.00/hour; Other: $45.00/hour.
Treasury	Tim Boswell	Chad Kornke	Up to 6 months	See FN1	Amount to be calculated based on direct labor cost plus estimated cost of benefits plus a 5% mark-up to account for other overhead. Rate shall be calculated by title. For example, SVP: $200.00/hour; Director/VP: $130.00/hour; Other: $45.00/hour.
Other	Tim Boswell	Steve Bishop	Up to 1 year	See FN1	Amount to be determined by whomever provides the services using either actual costs incurred or a best efforts estimate of these costs.

FN1 — Shall include reasonable documented out-of-pocket professional fees, including for third party legal, financial, accounting and/or tax advisors.

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EXHIBIT F

Intentionally Omitted

A-F-1

EXHIBIT G

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

This AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT, dated as of [•], 2017 (this “Agreement”), is entered into by and among [•]1, a Delaware corporation (the “Company”), [•], a Luxembourg société à responsabilité limitée (together with its affiliates, “TDR”), Algeco/Scotsman Holdings S.À:.R.L., a company organized under the laws of Luxembourg (“Algeco”) and the undersigned parties listed on the signature pages hereto (each, an “Investor” and collectively, the “Investors” and together with TDR and Algeco, each a “Holder” and collectively, the “Holders.”) The Company, TDR, Algeco and the Investors are referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, immediately prior to the initial public offering (the “IPO”) of Double Eagle Acquisition Corp, a Cayman Islands exempted company (“DEAC”), the Initial Investors (as defined below) owned an aggregate of 12,500,000 Class B ordinary shares, par value $0.0001 per share, of DEAC (the “Founder Shares”);

WHEREAS, the Founder Shares were convertible into shares of Class A ordinary shares, par value $0.0001 per share, on the terms provided in DEAC’s amended and restated memorandum and articles of association;

WHEREAS, in connection with the IPO of DEAC, DEAC and the initial investors named on the signature pages thereto (the “Initial Investors”) entered into that certain Registration Rights Agreement, dated September 10, 2015 (the “Initial Agreement”);

WHEREAS, the Initial Investors purchased 19,500,000 warrants exercisable for Class A ordinary shares of DEAC, at an exercise price of $11.50 per share, in a private placement that was completed concurrently with the IPO (the “Private Placement Warrants”);

WHEREAS, DEAC and Algeco are parties to that certain Stock Purchase Agreement, dated August 21, 2017, by and among DEAC, Holdco (as defined below), Algeco and the other seller parties named therein (the “Stock Purchase Agreement”) pursuant to which, among other things, the Company, as the successor entity to DEAC following a redomestication and a name change, through its subsidiary, Williams Scotsman Holdco Corp. (“Holdco”), is indirectly acquiring all of the issued and outstanding shares of common stock of Williams Scotsman International, Inc. (the “Williams Scotsman Acquisition”);

WHEREAS, pursuant to the terms of the Stock Purchase Agreement and that certain equity commitment letter by and between the Company and TDR (the “Equity Commitment Letter”), in connection with the transactions contemplated by the Stock Purchase Agreement, TDR has agreed to contribute cash to the Company in exchange for shares of the Company’s common stock, par value $[0.0001] per share, as set forth in the Equity Commitment Letter.

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as contemplated by the Equity Commitment Letter, the Company and TDR entered into a subscription agreement (the “Subscription Agreement”) pursuant to which TDR purchased [•] shares of the Company’s common stock, par value $[0.0001] per share;

WHEREAS, contemporaneously with the execution and delivery of the Subscription Agreement, the Company and Algeco have entered into that certain Exchange Agreement (the “Exchange Agreement”) pursuant to which Algeco will have the right (but not the obligation) to exchange its shares of Holdco, received pursuant to the terms of the Stock Purchase Agreement, for shares of the Company’s common stock, in a private placement transaction conducted in accordance with the terms set forth in the Exchange Agreement;

WHEREAS, pursuant to the terms of the Stock Purchase Agreement, prior to or on the date hereof, DEAC, the predecessor of the Company, redomesticated from the Cayman Islands to the State of Delaware and underwent a name change;

[1]	Name of redomesticated Double Eagle to be inserted here.

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WHEREAS, the Holders and the Company are entering into this Agreement to amend and restate, in its entirety, the Initial Agreement and to provide certain registration rights under the Securities Act (as defined below) and applicable state securities laws to the Holders with respect to any Registrable Securities (as defined herein) that any such Holders may hold from time to time; and

NOW, THEREFORE, in consideration of the foregoing and of the covenants and agreements hereinafter set forth, the Parties agree as follows:

1. DEFINITIONS

1.1 Definitions.

As used herein, the following terms have the following meanings:

“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly, whether through one or more intermediaries or otherwise, controls, is controlled by or is under common control with such specified Person. As used in this definition, the term “control,” including the correlative terms “controlled by” and “under common control with,” means (i) the direct or indirect ownership of more than 50% of the voting rights of a Person or (ii) the possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any equity or other ownership interest, by contract or otherwise).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Transaction” has the meaning set forth in Section 2.2(d).

“Automatic Shelf Registration Statement” means an “automatic shelf registration statement” as defined in Rule 405 promulgated under the Securities Act.

“Board” means the board of directors of the Company.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the Department of State of the State of Delaware or the commercial banks in the City of New York, New York are required or authorized by law to close.

“Certificate of Incorporation” means the Certificate of Incorporation of the Company, as the same may be amended, modified or restated from time to time.

“Closing” has the meaning ascribed to such term in the Purchase Agreement.

“Closing Date” has the meaning ascribed to such term in the Purchase Agreement.

“Common Stock” means (i) the common stock of the Company, par value $0.0001 per share; (ii) any securities of the Company or any successor or assign of the Company into which the stock described in clause (i) is reclassified or reconstituted or into which such stock is converted or otherwise exchanged in connection with a combination of shares, recapitalization, merger, sale of assets, consolidation or other reorganization or otherwise; and (iii) any securities received as a dividend or a distribution in respect of the securities described in clauses (i) and (ii) above.

“Company” has the meaning set forth in the Preamble.

“Damages” has the meaning set forth in Section 2.6(a).

“Demand Registration” has the meaning set forth in Section 2.1(a).

“Escrow Agreement” means the escrow agreement dated      , 2017, by and among the Company, Harry E. Sloan, Double Eagle Acquisition LLC, a limited liability company organized under the laws of the State of Delaware, [TDR Capital II Holdings L.P., a limited partnership registered in England and Wales], and Continental Stock Transfer & Trust Company, as escrow agent.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FINRA” means the Financial Industry Regulatory Authority.

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“Form S-3” means a Registration Statement on Form S-3 (or any successor or similar form) under the Securities Act.

“Founder Shares” has the meaning set forth in the Preamble.

“Free Writing Prospectus” means any “free writing prospectus” as defined in Rule 405 promulgated under the Securities Act relating to the Registrable Securities included in the applicable Registration Statement.

“Holder” means (i) TDR, (ii) Algeco, (iii) an Investor who holds Registrable Securities (including their donees, pledgees, assignees, transferees and other successors) and (iv) any holder of Registrable Securities to whom the registration rights conferred by this Agreement have been duly and validly transferred in accordance with Section 2.9 of this Agreement.

“Indemnified Party” has the meaning set forth in Section 2.6(c).

“Indemnifying Party” has the meaning set forth in Section 2.6(c).

“Initial Investors” has the meaning set forth in the Preamble.

“Initiating Holders” means any Holder or Holders who in the aggregate hold not less than a majority of the Registrable Securities issued to the Initial Investors.

“Inspectors” has the meaning set forth in Section 2.5(g).

“Investor” has the meaning set forth in the Preamble.

“Maximum Offering Size” has the meaning set forth in Section 2.1(e).

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof, and shall include any successor (by merger or otherwise) thereto.

“Piggyback Registration” has the meaning set forth in Section 2.3(a).

“Public Offering” means an underwritten public offering of Common Stock pursuant to an effective registration statement under the Securities Act, other than pursuant to a registration statement on Form S-4 or Form S-8 or any similar or successor form under the Securities Act.

“Records” has the meaning set forth in Section 2.5(g).

“Registrable Securities” means, at any time, (i) any shares of Common Stock beneficially owned by an Initial Investor, (ii) the Private Placement Warrants (including any Common Stock issued or issuable upon the exercise of any such Private Placement Warrants) beneficially owned by an Initial Investor, (iii) any shares of Common Stock beneficially owned by TDR, (iv) any shares of Common Stock beneficially owned by Algeco and acquired pursuant to the terms of the Exchange Agreement and (v) any other equity security of the Company issued or issuable with respect to any such shares of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, capitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (i) a Registration Statement with respect to the sale of such securities has been declared effective under the Securities Act and such securities have have been sold, transferred, disposed of or exchanged in accordance with the “Plan of Distribution” section set forth in such Registration Statement; (ii) such securities have been sold pursuant to Rule 144 promulgated under the Securities Act; (iii) such shares of Common Stock are otherwise transferred, assigned, sold, conveyed or otherwise disposed of and thereafter such Common Stock may be resold without subsequent registration under the Securities Act; or (iv) such securities shall have ceased to be outstanding.

“Registration Expenses” means any and all expenses incident to the performance of or compliance with any registration or marketing of Registrable Securities, regardless of whether such Registration Statement is declared effective, including all (i) registration and filing fees, and all other fees and expenses payable in connection with the listing of securities on any securities exchange or automated interdealer quotation system; (ii) fees and expenses incurred in complying with any securities or “blue sky” laws (including reasonable fees

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and disbursements of counsel in connection with “blue sky” qualifications of the Registrable Securities as may be set forth in any underwriting agreement); (iii) expenses in connection with the preparation, printing, mailing and delivery of any registration statements, prospectuses and other documents in connection therewith and any amendments or supplements thereto; (iv) reasonable fees and disbursements of counsel for the Company and customary fees and expenses for independent certified public accountants retained by the Company (including the expenses relating to any comfort letters or costs associated with the delivery by independent certified public accountants of any “comfort” letters requested pursuant to Section 2.5(h) or any special audits incidental to or required by any registration or qualification); (v) fees, out-of-pocket costs and expenses of one firm of counsel for each of TDR and Algeco; (vi) fees, out-of-pocket costs and expenses of one firm of counsel selected by Holders holding a majority of the Registrable Securities held by the Initial Investors; (vii) fees and expenses in connection with any review by FINRA of the underwriting arrangements or other terms of the offering, and all fees and expenses of any qualified independent underwriter, including the reasonable fees and expenses of any counsel thereto; (viii) fees and disbursements of underwriters customarily paid by issuers or sellers of securities, but excluding any underwriting fees, discounts and commissions attributable to the sale of Registrable Securities; (ix) costs of printing and producing any agreements among underwriters, underwriting agreements, any “blue sky” or legal investment memoranda and any selling agreements and other documents in connection with the offering, sale or delivery of the Registrable Securities; (x) transfer agents’ and registrars’ fees and expenses and the fees and expenses of any other agent or trustee appointed in connection with such offering; (xi) expenses relating to any analyst or investor presentations or any “road shows” undertaken in connection with the registration, marketing or selling of the Registrable Securities; and (xii) all out-of pocket costs and expenses incurred by the Company or its appropriate officers in connection with their compliance with Section 2.5(m).

“Registration Statement” means any registration statement of the Company under the Securities Act that covers any of the Registrable Securities pursuant to the provisions of this Agreement, including an Automatic Shelf Registration Statement.

“Requested Shelf Registered Securities” has the meaning set forth in Section 2.2(b).

“Rule 144” means Rule 144 (or any successor provisions) under the Securities Act.

“Seasoned Issuer” means an issuer eligible to use Form S-3 or any similar or successor form thereto under the Securities Act for a primary offering.

“SEC” means the Securities and Exchange Commission or any successor governmental agency.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Shelf Public Offering” has the meaning set forth in Section 2.2(b).

“Shelf Public Offering Notice” has the meaning set forth in Section 2.2(b).

“Shelf Registered Securities” means any Registrable Securities whose offer and sale is registered pursuant to a Registration Statement filed in connection with a Shelf Registration (including an Automatic Shelf Registration Statement).

“Shelf Registration” has the meaning set forth in Section 2.2(a).

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions at the time are directly or indirectly owned by such Person.

“Transfer” means the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of

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any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Well-Known Seasoned Issuer” means a “well-known seasoned issuer” as defined in Rule 405 promulgated under the Securities Act.

1.2 Other Definition and Interpretative Provisions.

The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

2. REGISTRATION RIGHTS

2.1 Demand Registration

(a)	At any time following the Closing Date and so many times as may be required for the disposition of all Registrable Securities, each of TDR, Algeco and the Initiating Holders may give a written request to the Company to effect the registration under the Securities Act of all or any portion of such Holder’s Registrable Securities, which written request shall specify the number of Registrable Securities to be registered and the intended method of disposition thereof (each such registration shall be referred to herein as a “Demand Registration”); provided that, subject to Section 2.1(d), the Company shall not be obligated to effect any Demand Registration (w) with respect to Registrable Securities that are subject to transfer restrictions pursuant to the Subscription Agreement, (x) with respect to Registrable Securities that are held in escrow under the Escrow Agreement, (y) within 90 days after the effective date of a previous Registration Statement (or such shorter period as the Company may determine in its sole discretion) pursuant to which the Holders were permitted to register the offer and sale under the Securities Act, and actually sold at least 75% of the Registrable Securities requested to be included therein or (z) as provided in Section 2.1(f). Thereafter, the Company shall promptly, and in any event, within five (5) days after receiving such request, give written notice of the proposed registration to all other Holders and use its reasonable efforts to effect, as soon as practicable, the registration under the Securities Act of:
(i)	all Registrable Securities for which any Holder has requested registration under this Section 2.1;
(ii)	all Registrable Securities held by any other Holder specified in a written request received by the Company within five (5) days after written notice regarding such registration from the Company is delivered; and
(iii)	any Common Stock to be offered or sold by the Company;

to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities to be so registered. At any time the Company is eligible for use of an Automatic Shelf Registration Statement, if specified in such notice for a Demand Registration, such registration shall occur on such form.

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(b)	At any time prior to the effective date of the Registration Statement relating to such Demand Registration, any requesting Holder may, upon notice to the Company, revoke their request in whole or in part with respect to the number of shares of Registrable Securities requested to be included in such Registration Statement.
(c)	The Company shall be liable for and pay all Registration Expenses in connection with any Demand Registration, regardless of whether such Demand Registration becomes effective.
(d)	A Demand Registration shall not be deemed to have occurred:
(i)	unless the Registration Statement relating thereto (A) has become effective under the Securities Act and (B) has remained continuously effective for a period of at least (x) 180 days (or such shorter period in which all Registrable Securities of the Holders included in such registration have actually been sold thereunder) or (y) with respect to a Shelf Registration, until the date set forth in Section 2.5(a)(ii); provided that such Registration Statement shall not be considered a Demand Registration if, after such Registration Statement becomes effective, (1) such Registration Statement is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court and (2) less than 75% of the Registrable Securities included in such Registration Statement have been sold thereunder; or
(ii)	if the Maximum Offering Size is reduced in accordance with Section 2.1(e) such that less than 66.67% of the Registrable Securities of the Holders sought to be included in such registration are included.
(e)	The Company shall not include in any Demand Registration or Shelf Registration any securities that are not Registrable Securities without the prior written consent of the selling Holders. If a Demand Registration involves a Public Offering and the lead managing underwriter advises the Company and the selling Holders that, in its view, the number of shares of Registrable Securities requested to be included in such registration (including any securities that the Company proposes to be included that are not Registrable Securities) exceeds the largest number of shares that can be sold without having a material and adverse effect on such offering, including the price at which such shares can be sold (the “Maximum Offering Size”), the Company shall include in such registration, up to the Maximum Offering Size, first, all Registrable Securities requested to be registered by the Holders, based on the pro rata percentage of Registrable Securities held by such Holders (determined based on the aggregate number of Registrable Securities held by each such Holder) and second, any securities proposed to be registered by the Company.
(f)	The Company may postpone for up to 60 days (i) the filing or effectiveness of a Registration Statement for a Demand Registration or Shelf Registration or (ii) the commencement of a Shelf Public Offering if the Board of Directors of the Company determines in its reasonable good faith judgment that such Demand Registration, Shelf Registration or Shelf Public Offering, as applicable, (i) materially interferes with a significant acquisition, corporate organization, financing, securities offering or other similar transaction involving the Company; (ii) requires premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) renders the Company unable to comply with requirements under the Securities Act or Exchange Act; provided, that in such event TDR or the Initiating Holders, as applicable, shall be entitled to withdraw such request and, if such request for a Demand Registration is withdrawn, such Demand Registration shall not count as one of the permitted Demand Registrations hereunder and the Company shall pay all registration expenses in connection with such registration. The Company may delay a Demand Registration, Shelf Registration or Shelf Public Offering hereunder only twice in any period of twelve (12) consecutive months.

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2.2 Shelf Registration.

(a)	At any time following the Closing when (i) the Company is eligible to use Form S-3 or any similar or successor for thereto in connection with a secondary public offering of its equity securities and (ii) a Shelf Registration on a Form S-3 registering Registrable Securities for resale is not then effective, upon the written request of TDR or the Initiating Holders, the Company shall:
(i)	promptly, and in any event, within five (5) days after receiving such request, give written notice of the proposed registration to all other Holders; and
(ii)	use its reasonable efforts to register, under the Securities Act on Form S-3 for an offering on a delayed or continuous basis pursuant to Rule 415 promulgated under the Securities Act (a “Shelf Registration”), the offer and sale of all or a portion of the Registrable Securities requested to be included by the requesting Holder(s), together with all Registrable Securities requested by any Holder or Holders joining in such request as are specified in a written request received by the Company within five (5) days after such written notice from the Company is delivered.

The “Plan of Distribution” section of such Shelf Registration shall permit all lawful means of disposition of Registrable Securities, including, without limitation, firm commitment underwritten public offerings, block trades, agented transactions, sales directly into the market, purchases or sales by brokers and sales not involving a public offering. With respect to each Shelf Registration, the Company shall (i) as promptly as practicable after the written request of the requesting Holder(s), file a Registration Statement and (ii) use its reasonable efforts to cause such Registration Statement to be declared effective as promptly as practicable, and remain effective until the date set forth in Section 2.5(a)(ii).

(b)	Upon the written request of TDR, Algeco or the Initiating Holders, which request shall specify the class or series and amount of TDR’s or such Initiating Holders’ Shelf Registered Securities, as applicable, to be sold (the “Requested Shelf Registered Securities”), the Company shall perform its obligations hereunder with respect to the sale of such Requested Shelf Registered Securities in the form of a firm commitment underwritten public offering (unless otherwise consented to by TDR or such Initiating Holders, as applicable) (a “Shelf Public Offering”). The lead managing underwriter or underwriters selected for such Shelf Public Offering shall be selected in accordance with Section 2.5(f).
(c)	In a Shelf Public Offering, if the lead managing underwriter advises the Company and the selling Holders, that, in its view, the number of Registrable Securities requested to be included in such Shelf Public Offering (including any securities that the Company proposes to be included that are not Registrable Securities) exceeds the Maximum Offering Size, the Company shall include in such Shelf Public Offering, in the priority listed below, up to the Maximum Offering Size:
(i)	first, all Shelf Registered Securities requested to be included in such Shelf Public Offering by the Holders, based on the pro rata percentage of Registrable Securities held by such Holders (determined based on the aggregate number of Registrable Securities held by each such Holder);
(ii)	second, any securities proposed to be included in the Shelf Public Offering by the Company; and
(iii)	third, any securities proposed to be included in the Shelf Public Offering for the account of any other Persons, with such priorities among them as the Company shall determine.
(d)	The Company shall use its reasonable efforts to cooperate in a timely manner with any request of the requesting Holder in respect of any block trade, hedging transaction or other transaction that is registered pursuant to a Shelf Registration that is not a firm commitment underwritten offering (each, an “Alternative Transaction”), including entering into customary agreements with respect to such Alternative Transactions (and providing customary representations, warranties, covenants and indemnities in such agreements) as well as providing other reasonable assistance in respect of such Alternative Transactions of the type applicable to a Public Offering subject to Section 2.5, to the
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extent customary for such transactions. The Company shall bear all Registration Expenses in connection with any Shelf Registration, any Shelf Public Offering or any other transaction (including any Alternative Transaction) registered under a Shelf Registration pursuant to this Section 2.2, whether or not such Shelf Registration becomes effective or such Shelf Public Offering or other transaction is completed.
(e)	Notwithstanding anything to the contrary, no Shelf Registration or Shelf Public Offering pursuant to this Section 2.2 shall be deemed a Demand Registration or be counted against the number of Demand Registrations to which TDR, Algeco and the Initiating Holders are entitled under Section 2.1(a).

2.3 Piggyback Registration.

(a)	If, at any time following the Closing Date, the Company proposes to register any Common Stock under the Securities Act (other than a registration on Form S-8 or Form S-4 or any similar or successor form under the Securities Act, relating to shares of Common Stock or any other class of Common Stock issuable upon exercise of employee stock options or in connection with any employee benefit or similar plan of the Company or in connection with a direct or indirect acquisition by the Company of another Person) other than in connection with a rights offering, whether or not for sale for its own account, the Company shall each such time give prompt notice (via facsimile or electronic transmission) at least ten (10) Business Days prior to the anticipated filing date of the Registration Statement relating to such registration to all Holders, which notice shall set forth the Holders’ rights under this Section 2.3 and shall offer each Holder the opportunity to include in such Registration Statement the number of Registrable Securities of the same class or series as those proposed to be registered as each Holder may request (a “Piggyback Registration”), subject to the provisions of Section 2.3(b). Upon the request of a Holder made within ten Business Days after the receipt of notice from the Company regarding a Piggyback Registration (which request shall specify the number of Registrable Securities intended to be registered by such Holder), the Company shall use its reasonable efforts to effect the registration under the Securities Act of all Registrable Securities that the Company has been so requested to register, to the extent requisite to permit the disposition of the Registrable Securities so to be registered in accordance with the plan of distribution intended by the Company for such Registration Statement; provided that (i) if such registration involves a Public Offering, such Holder must sell its Registrable Securities to the underwriters selected as provided in Section 2.5(f) on the same terms and conditions as apply to the Company (or, if the Company is not offering any Common Stock, the Persons on whose behalf the registration was initially undertaken) and (ii) if, at any time after giving notice of its intention to register any Common Stock pursuant to this Section 2.3(a) and prior to the effective date of the Registration Statement filed in connection with such registration, the Company shall determine for any reason not to register such securities, the Company shall give notice to such Holder and, thereupon, shall be relieved of its obligation to register any Registrable Securities in connection with such registration. No registration effected under this Section 2.3 shall relieve the Company of its obligations to effect a Demand Registration or Shelf Registration to the extent required by Section 2.1. The Company shall pay all Registration Expenses in connection with each Piggyback Registration.
(b)	If a Piggyback Registration involves a Public Offering (other than any Demand Registration, in which case the provisions with respect to priority of inclusion in such offering set forth in Section 2.1(e) shall apply) and the lead managing underwriter advises the Company that, in its view, the number of Registrable Securities that the Company and the Holders intend to include in such registration exceeds the Maximum Offering Size, the Company shall include in such registration, in the following priority, up to the Maximum Offering Size:
(i)	first, so many of the shares of Common Stock proposed to be registered for the account of the Company as would not cause the offering to exceed the Maximum Offering Size;

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(ii)	second, Registrable Securities held by Holders requesting to include Registrable Securities in such registration pursuant to this Section 2.3 based on the pro rata percentage of Registrable Securities held by such Holders (determined based on the aggregate number of Registrable Securities held by each such Holder);
(iii)	third, any securities proposed to be registered for the account of any other Persons with such priorities among them as the Company shall determine.

2.4 Lock-up Agreements.

(a)	If requested by the Company or the underwriters, each Holder hereby agrees that it will not effect any public sale or distribution (including sales pursuant to Rule 144) of Registrable Securities, (i) during (A) the seven days prior to and the 90-day period beginning on the effective date of the registration of such Registrable Securities in connection with a Public Offering (which period following the effective date may, in each case, be extended to the extent required by applicable law, rule or regulation) or (B) such shorter period as the underwriters participating in such Public Offering may require and (ii) upon notice from the Company of the commencement of a Public Offering in connection with any Shelf Registration, during (A) the seven days prior to and the 90-day period beginning on the date of commencement of such Public Offering or (B) such shorter period as the underwriters participating in such Public Offering may require, in each case except as part of such Public Offering. If requested by the Company or the underwriters, each Holder agrees to execute a customary lock-up agreement in favor of the underwriters in form and substance reasonably acceptable to the Company and the underwriters to such effect.
(b)	The Company shall not effect any public sale or distribution of Registrable Securities (except pursuant to registrations on Form S-8 or Form S-4 or any similar or successor form under the Securities Act), (i) with respect to any Public Offering pursuant to a Demand Registration or any Piggyback Registration in which a Holder is participating, during (A) the seven days prior to and the 90-day period beginning on the effective date of such registration (which period following the effective date may, in each case, be extended to the extent required by applicable law, rule or regulation) or (B) such shorter period as the underwriters participating in such Public Offering may require, and (ii) upon notice from a Holder subject to a Shelf Registration that such Holder intends to effect a Public Offering of Registrable Securities pursuant to such Shelf Registration (upon receipt of which, the Company will promptly notify such Holder of the date of commencement of such Public Offering), during (A) the seven days prior to and the 90-day period beginning on the date of commencement of such Public Offering and (B) such shorter period as the underwriters participating in such Public Offering may require), in each case except as part of such Public Offering.

2.5 Registration Procedures.

Whenever a Holder requests that any Registrable Securities be registered pursuant to Section 2.1, 2.2 or 2.3, subject to the provisions of such Sections, the Company shall use its reasonable efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof as soon as reasonably practicable, and, in connection with any such request:

(a)	The Company shall as soon as reasonably practicable prepare and file with the SEC a Registration Statement on any form for which the Company then qualifies or that counsel for the Company deems appropriate and which form shall be available for the sale of the Registrable Securities to be registered thereunder in accordance with the intended method of distribution thereof, and use its reasonable efforts to cause such filed Registration Statement to become and remain effective for a period of (i) not less than four months (or, if sooner, until all Registrable Securities have been sold under such Registration Statement) or (ii) in the case of a Shelf Registration, until the earlier of the date (x) on which all of the securities covered by such Shelf Registration are no longer Registrable Securities and (y) on which the Company cannot extend the effectiveness of such Shelf Registration because it is no longer eligible to use Form S-3. Subject to Section 2.1(f), the Company shall not be deemed to have used its reasonable efforts to keep the Shelf Registration effective if the Company voluntarily takes any action or omits to take any action that would result in the requesting Holder

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not being able to offer and sell any Registrable Securities pursuant to such Shelf Registration, unless such action or omission is required by applicable law.
(b)	Prior to filing a Registration Statement or related prospectus or any amendment or supplement thereto (including any documents incorporated by reference therein), or before using any Free Writing Prospectus, the Company shall provide to the Holders and each underwriter, if any, an adequate and appropriate opportunity to review and comment on such Registration Statement, each prospectus included therein (and each amendment or supplement thereto) and each Free Writing Prospectus proposed to be filed with the SEC, and thereafter the Company shall furnish to the Holders and the underwriter, if any, such number of copies of such Registration Statement, each amendment and supplement thereto filed with the SEC (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424, Rule 430A, Rule 430B or Rule 430C under the Securities Act and such other documents as a Holder or the underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities owned by a Holder; provided, however, that in no event shall the Company be required to provide to any Person any materials, information or documents required to be filed by the Company pursuant to the Exchange Act prior to its filing other than in connection with a Public Offering. In addition, the Company shall, as expeditiously as practicable, keep advised in writing as to the initiation and progress of any registration under Section 2.1, Section 2.2 and Section 2.3 and provide the Holders with copies of all correspondence (including any comment letter) with the SEC, any self-regulatory organization or other governmental agency in connection with any such Registration Statement. The Holders shall have the right to request that the Company modify any information contained in such Registration Statement, amendment and supplement thereto pertaining to the Holders, and the Company shall use its reasonable efforts to comply with such request.
(c)	After the filing of the Registration Statement, the Company shall (i) cause the related prospectus to be supplemented by any required prospectus supplement and, as so supplemented, to be filed pursuant to Rule 424 under the Securities Act; (ii) comply with the provisions of the Securities Act applicable to the Company with respect to the disposition of all Registrable Securities covered by such Registration Statement during the applicable period in accordance with the intended methods of disposition by the Holders thereof set forth in such Registration Statement or supplement to such prospectus; and (iii) promptly notify the Holders of any stop order issued or threatened by the SEC or any state securities commission with respect thereto and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered.
(d)	The Company shall use its reasonable efforts to (i) register or qualify the Registrable Securities covered by such Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders reasonably (in light of the Holders’ intended plan of distribution) requests, and continue such registration or qualification in effect in such jurisdiction for the shortest of (A) as long as permissible pursuant to the laws of such jurisdiction, (B) as long as the Holders request or (C) until all of the Holders’ Registrable Securities are sold and (ii) cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable to enable the Holders to consummate the disposition of its Registrable Securities; provided that the Company shall not be required to (x) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 2.5(d), (y) subject itself to taxation in any such jurisdiction or (z) consent to general service of process in any such jurisdiction.
(e)	The Company shall promptly notify each seller of Registrable Securities covered by such Registration Statement and the lead managing underwriter (i) upon the discovery that, or upon the occurrence of an event as a result of which, the preparation of a supplement or amendment to a prospectus is required so that, as thereafter delivered to the purchasers of the relevant Registrable Securities, such prospectus will not include an untrue statement of a material fact or omit to state

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any material fact necessary in order to make the statements in light of the circumstances under which they were made not misleading, and the Company shall promptly prepare and make available to the Holders listed as selling security holders in such prospectus and file with the SEC any such supplement or amendment; (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related prospectus covering Registrable Securities or for additional information relating thereto; (iii) of the issuance by the SEC of any stop order suspending the effectiveness of a Registration Statement covering the Registrable Securities; or (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale in any jurisdiction, or the initiation of any proceeding for such purpose.
(f)	The Company shall have the right, after consultation with the Holders of a majority of the Registrable Securities initially requested to be included in such Public Offering, to select an underwriter or underwriters in connection with any Public Offering resulting from the exercise of a Demand Registration or a Shelf Registration, such underwriter to be an international top-tier firm. In connection with any Public Offering, the Company and the selling stockholders shall enter into customary agreements (including an underwriting agreement in customary form) and take all other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities in any such Public Offering.
(g)	Upon execution of customary confidentiality agreements in form and substance reasonably satisfactory to the Board, the Company shall make available for inspection by the selling Holders and any underwriter participating in any disposition pursuant to a Registration Statement being filed by the Company pursuant to this Section 2.5 and any attorney, accountant or other professional retained by the selling Holders or any underwriter (collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and documents relating to the business of the Company (collectively, the “Records”) as shall be reasonably necessary or desirable to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any Inspectors in connection with such Registration Statement; provided that the selling Holders shall, and shall use reasonable efforts to cause each such underwriter, attorney, accountant or other professional to minimize the disruption to the Company’s business in connection with the foregoing.
(h)	The Company shall furnish to each Holder of Registrable Securities included in such Registration Statement and to each such underwriter, if any, a signed counterpart, addressed to such Holder or such underwriter, of (i) an opinion or opinions of counsel to the Company and (ii) a comfort letter or comfort letters from the Company’s independent public accountants, each in customary form and covering such matters of the kind customarily covered by opinions or comfort letters, as the case may be, as the Holders or the lead managing underwriter therefor reasonably requests.
(i)	The Company shall otherwise use reasonable efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable after the effective date of the Registration Statement, an earnings statement or such other document that shall satisfy the provisions of Section 11(a) of the Securities Act and the requirements of Rule 158 thereunder.
(j)	The Company may require the Holders promptly to furnish in writing to the Company such information regarding the distribution of the Registrable Securities as the Company may from time to time reasonably request and such other information as may be reasonably required in connection with a registration.
(k)	Each Holder agrees that upon receipt of any notice from the Company of the occurrence of any event of the kind described in Section 2.5(e), such Holder shall forthwith discontinue dispositions of Registrable Securities pursuant to the Registration Statement (including any Shelf Registration) covering such Registrable Securities until such Holder’s receipt of (i) copies of the supplemented or amended prospectus from the Company or (ii) further notice from the Company that distribution can proceed without an amended or supplemented prospectus, and, in the circumstances described in

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clause (i), if so directed by the Company each Holder shall deliver to the Company all copies, other than any permanent file copies then in such Holder’s possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. If the Company shall give such a notice, the Company shall extend the period during which such registration statement shall be maintained effective (including the period referred to in Section 2.5(a)) by the number of days in the period from and including the date of the giving of notice pursuant to Section 2.5(e) to the date when the Company shall (x) make available to the selling Holders a prospectus supplemented or amended to conform with the requirements of Section 2.5(e) or (y) deliver to each Holder the notice described in clause (ii).
(l)	The Company shall use its reasonable efforts to list all Registrable Securities of any class or series covered by a Registration Statement on any national securities exchange on which any of the securities of such class or series are then listed or traded.
(m)	The Company shall use its reasonable efforts to have appropriate officers of the Company (i) upon reasonable request and at reasonable times, prepare and make presentations at any “road shows” and before analysts and rating agencies; (ii) take other actions to obtain ratings for any Registrable Securities; and (iii) otherwise use their reasonable efforts to cooperate as requested by the underwriters in the offering, marketing or selling of the Registrable Securities.
(n)	The Company shall promptly, following its actual knowledge thereof, notify Holders (i) when a prospectus, any prospectus supplement, a Registration Statement or a post-effective amendment to a Registration Statement has been filed with the SEC and, with respect to a Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the SEC or any other federal or state governmental authority for amendments or supplements to a Registration Statement, a related prospectus (including a Free Writing Prospectus) or for any other additional information; or (iii) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any proceedings for such purpose.
(o)	The Company shall reasonably cooperate with the Holders and each underwriter participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made by FINRA.
(p)	The Company shall take all other steps reasonably necessary to effect the registration of the Registrable Securities and reasonably cooperate with the Holders to facilitate the disposition of its Registrable Securities.
(q)	The Company shall, within the deadlines specified by the Securities Act, make all required filings of all prospectuses (including any Free Writing Prospectus) with the SEC and make all required filing fee payments in respect of any Registration Statement or related prospectus used under this Agreement (and any offering covered hereby).
(r)	The Company shall, if such registration is pursuant to a Registration Statement on Form S-3 or any similar short-form registration, include in such Registration Statement such additional information for marketing purposes as the managing underwriter reasonably requests.

2.6 Indemnification.

(a)	Indemnification by the Company. The Company agrees to indemnify and hold harmless (i) each Holder; (ii) each Person, if any, who controls each Holder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, “Holder Parties”); and (iii) the respective officers, directors, employees and agents of each of the Persons specified in clauses (i) and (ii), and from and against any and all losses, claims, damages, liabilities and expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses) (“Damages”) caused by or relating to any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement or prospectus relating to the Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus or Free Writing Prospectus relating to the Registrable

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Securities, or caused by or relating to any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Company shall not be liable to any Holder for any Damages that are caused by or related to any such untrue statement or omission or alleged untrue statement or omission so made based upon information furnished in writing to the Company by or on behalf of the Holders expressly for use therein.
(b)	Indemnification by the Holders. Each Holder, severally and not jointly, agrees to indemnify and hold harmless (i) the Company; (ii) each Person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act; and (iii) the respective officers, directors, employees and agents of each of the Persons specified in clauses (i) through (ii) from and against all Damages to the same extent as the foregoing indemnity from the Company to such Holder, but only with respect to information furnished in writing by or on behalf of such Holder expressly for use in any Registration Statement or prospectus relating to the Registrable Securities, or any amendment or supplement thereto, or any preliminary prospectus or Free Writing Prospectus relating to the Registrable Securities. Each Holder also agrees to indemnify and hold harmless any underwriters of the Registrable Securities, their respective officers and directors and each Person who controls any underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act on substantially the same basis as that of the indemnification of the Company. No Holder shall be liable under this Section 2.6(b) for any Damages in excess of the net proceeds received by such Holder in the sale of its Registrable Securities to which such Damages relate.
(c)	Conduct of Indemnification Proceedings. If any proceeding (including any investigation by any governmental authority) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to this Section 2.6, such Person (an “Indemnified Party”) shall promptly notify the Person against whom such indemnity may be sought (the “Indemnifying Party”) in writing and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Party, and shall assume the payment of all reasonable fees and expenses; provided that the failure of any Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure to notify. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel or (ii) in the reasonable judgment of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that in connection with any proceeding or related proceedings in the same jurisdiction, the Indemnifying Party shall not be liable for the fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all such Indemnified Parties, and that all such fees and expenses shall be reimbursed promptly after receipt of an invoice setting forth such fees and expenses in reasonable detail. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent, or if there is a final judgment for the plaintiff, the Indemnifying Party shall indemnify and hold harmless each Indemnified Party from and against any Damages (to the extent obligated herein) by reason of such settlement or judgment. Without the prior written consent of each affected Indemnified Party, no Indemnifying Party shall effect any settlement of any pending or threatened proceeding in respect of which such Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability arising out of such proceeding.
(d)	Contribution.
(i)	If the indemnification provided for in Section 2.6(a) or Section 2.6(b) is unavailable to the Indemnified Parties or insufficient in respect of any Damages, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by

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such Indemnified Party as a result of such Damages in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Parties in connection with such actions that resulted in such Damages, as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and the Indemnified Parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact has been made by, or relates to information supplied by, such Indemnifying Party or the Indemnified Parties and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action. If however, the allocation in the first sentence of this Section 2.6(d) is not permitted by applicable law, then each Indemnifying Party shall contribute to the amount paid or payable by such Indemnified Party in such proportion as is appropriate to reflect not only such relative faults, but also the relative benefits of the Indemnifying Party and the Indemnified Party, as well as any other relevant equitable considerations.
(ii)	The Parties agree that it would not be just and equitable if contribution pursuant to this Section 2.6(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by a party as a result of the Damages referred to in the preceding paragraph shall be deemed to include, subject to the limitations set forth in Section 2.6(a) and Section 2.6(b), any legal or other expenses reasonably incurred by a party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 2.6(d), a Holder shall not be required to contribute any amount in excess of the net proceeds (after deducting the underwriters’ discounts and commissions) received by such Holder in the offering. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.
(e)	Other Indemnification. Indemnification similar to that specified herein (with appropriate modifications) shall be given by the Company and the Holders with respect to any required registration or other qualification of securities under any federal or state law or regulation or governmental authority other than the Securities Act.

2.7 Participation in Public Offering.

The Holders may not participate in any Public Offering hereunder unless such Holders (i) agree to sell their Registrable Securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably requested to be executed in connection therewith, and provides such other information to the Company or the underwriters as may be reasonably requested.

2.8 Cooperation by the Company.

The Company shall use reasonable efforts to timely file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder, and to take such further action as the Holders may reasonably request, all to the extent required from time to time to enable the Holders to sell Registrable Securities pursuant to Rule 144.

2.9 Transfer of Registration Rights.

None of the rights granted to a Holder under this Article 2 shall be transferable or assignable by such Holder to any Person acquiring Common Stock in any Public Offering or any other registered offering or other transaction pursuant to a prospectus that is a part of a Registration Statement or pursuant to Rule 144. The rights of a Holder hereunder may be transferred or assigned in connection with a transfer of Registrable Securities to (i) any Affiliate of such Holder or (ii) any Person other than a Holder if at least 5% of the Common Stock is being transferred to such Person in a single transaction or a series of related transactions; provided that such Person shall not have the right to transfer or assign any rights hereunder in connection with

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any subsequent transfer or transfers of any Registrable Securities to any Person other than a Holder. Notwithstanding the foregoing, such rights may only be transferred or assigned if all of the following additional conditions are satisfied: (x) such transfer or assignment is effected in accordance with applicable securities laws; (y) the Company is given written notice by such Holder of such transfer or assignment, stating the name and address of the transferee or assignee and identifying the amount of Registrable Securities with respect to which such rights are being transferred or assigned; and (z) such transferee or assignee executes and delivers to the Company an agreement to be bound by this Agreement in the form of Exhibit A.

2.10 Limitations on Subsequent Registration Rights.

The Company agrees that it shall not enter into any agreement with any holder or prospective holder of any Common Stock (i) that would allow such holder or prospective holder to include such securities in any Demand Registration, Piggyback Registration or Shelf Registration unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that their inclusion would not reduce the amount of the Registrable Securities of the Holders included therein or (ii) on terms otherwise more favorable in the aggregate than this Agreement. The Company also represents and warrants to the Holders that it has not previously entered into any agreement with respect to any of its securities granting any registration rights to any Person with respect to Common Stock.

2.11 Free Writing Prospectuses.

Except for a prospectus relating to Registrable Securities included in a Registration Statement, an “issuer free writing prospectus” (as defined in Rule 433 under the Securities Act) or other materials prepared by the Company, each Holder represents and agrees that it (i) shall not make any offer relating to the Registrable Securities that would constitute an issuer free writing prospectus or that would otherwise constitute a Free Writing Prospectus and (ii) has not distributed and will not distribute any written materials in connection with the offer or sale pursuant to a Registration Statement of Registrable Securities without the prior written consent of the Company and, in connection with any Public Offering, the underwriters.

2.12 Information from the Holders; Obligations of the Holders.

(a)	Each Holder shall (i) furnish to the Company in writing such information with respect to such Holder, its ownership of Common Stock and the intended method of disposition of its Registrable Securities as the Company may reasonably request or as may be required by law or regulations for use in connection with any related Registration Statement or prospectus (or amendment or supplement thereto) and all information required to be disclosed in order to make the information previously furnished to the Company by such Holder not contain a material misstatement of fact or necessary to cause such Registration Statement or prospectus (or amendment or supplement thereto) not to omit a material fact with respect to such Holder necessary in order to make the statements therein not misleading and (ii) comply with the Securities Act and the Exchange Act and all applicable state securities laws and comply with all applicable regulations in connection with the registration and the disposition of Registrable Securities.
(b)	Each Holder shall promptly (i) following its actual knowledge thereof, notify the Company of the occurrence of any event that makes any statement made in a Registration Statement, prospectus, issuer free writing prospectus or other Free Writing Prospectus regarding such Holder untrue in any material respect or that requires the making of any changes in a Registration Statement, Prospectus or Free Writing Prospectus so that, in such regard, it shall not contain any untrue statement of a material fact or omit any material fact required to be stated therein or necessary to make the statements not misleading and (ii) provide the Company with such information as may be required to enable the Company to prepare a supplement or post-effective amendment to any such Registration Statement or a supplement to such prospectus or Free Writing Prospectus.
(c)	Each Holder shall use reasonable efforts to cooperate with the Company in preparing the applicable Registration Statement and any related prospectus.

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(d)	Each Holder agrees that it shall not be entitled to sell any Registrable Securities pursuant to a Registration Statement or to receive a prospectus relating thereto unless such Holder has furnished the Company with all information required to be included in such Registration Statement by applicable securities laws in connection with the disposition of such Registrable Securities as reasonably requested by the Company.

3. TERMINATION.

This Agreement shall automatically terminate when there shall no longer be any Registrable Securities outstanding; provided, however, that Section 2.6, Section 4.1, Section 4.2, and Section 4.4 through Section 4.11 shall survive termination.

4. MISCELLANEOUS

4.1 Successors and Assigns.

(a)	This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, legal representatives and permitted assigns.
(b)	Subject to Section 2.9, neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any Party.
(c)	Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto, and their respective heirs, successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

4.2 Notices.

All notices, requests and other communications to any Party shall be in writing (including facsimile or electronic transmission) and shall be given if to the Company to:

    .

Attention:
Email:
Facsimile: ☐

with a copy to:

Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
Attention: Joel L. Rubinstein
Email: jrubinstein@winston.com
Facsimile: (212) 294-4700

if to TDR, to:

TDR Capital II Holdings L.P., acting by its manager
20 Bentinck Street
London, W1U 2EU
United Kingdom
Attention: General Counsel & Managers
Email: notifications@tdrcapital.com
Facsimile: [•]

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with a copy to:

Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
Attention: William Schwitter
Email: william.schwitter@allenovery.com
Facsimile: (212) 610-6399

if to Algeco, to:

[•]

with a copy to:

[•]

if to an Investor, to such Investor’s address, facsimile number or electronic mail address as shown on Exhibit B hereto, as may be updated in accordance with the provisions hereof, with a copy to:

Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
Attention: Joel L. Rubinstein
Email: jrubinstein@winston.com
Facsimile: (212) 294-4700

or such other address, facsimile number or electronic mail address as such Party may hereafter specify for the purpose by notice to the other Parties. All notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

4.3 Amendments and Waivers.

Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

4.4 Governing Law.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to principles of choice of law or conflicts of law to the extent that such principles would result in the application of the laws of another jurisdiction.

4.5 Jurisdiction.

The Parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Court of Chancery in the State of Delaware or the United States District Court for the State of Delaware, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any

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such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 4.2 shall be deemed effective service of process on such Party.

4.6 Waiver of Jury Trial.

EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

4.7 Specific Enforcement.

Each Party acknowledges that the remedies at law for a breach or threatened breach of this Agreement would be inadequate and, in recognition of this fact, any Party, without posting any bond, and in addition to all other remedies that may be available, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may then be available.

4.8 Counterparts; Effectiveness; Third-party Beneficiaries.

This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each initial party hereto shall have received a counterpart hereof signed by all of the other initial parties hereto. Until and unless each initial party has received a counterpart hereof signed by the other initial parties hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and assigns.

4.9 Entire Agreement.

This Agreement, together with the Schedules and Exhibits hereto and any documents, instruments and writings that are delivered pursuant hereto, constitutes the entire agreement among the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter of this Agreement.

4.10 Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

4.11 Sophisticated Parties; Advice of Counsel.

Each of the Parties specifically acknowledges that (a) it is a knowledgeable, informed, sophisticated Person capable of understanding and evaluating the provisions set forth in this Agreement and (b) it has been fully advised and represented by legal counsel of its own independent selection and has relied wholly upon its independent judgment and the advice of such counsel in negotiating and entering into this Agreement.

[Signature page follows.]

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IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date set forth above.

By:	Name: Title:

INVESTORS:

TDR CAPITAL II HOLDINGS L.P.

By:	Name: Title:

ALGECO/SCOTSMAN HOLDINGS S.À:.R.L.

By:	Name: Title:

DOUBLE EAGLE ACQUISITION LLC

By:	Name: Title:

Harry E. Sloan

Jeff Sagansky

Dennis A. Miller

[Amended and Restated Registration Rights Agreement Signature Page]

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James M. McNamara

Fredric D. Rosen

SARA L. ROSEN TRUST

By:	Name: Title:

SAMUEL N. ROSEN 2015 TRUST

By:	Name: Title:

FREDRIC D. ROSEN IRA

By:	Name: Title:

[Amended and Restated Registration Rights Agreement Signature Page]

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EXHIBIT A
JOINDER AGREEMENT

This JOINDER (this “Joinder”) to the Amended and Restated Registration Rights Agreement, dated as of [•], by and between Double Eagle Acquisition Corp. (the “Company”) and TDR Capital II Holdings L.P. (as the same has been and may be amended, supplemented or modified from time to time, the “Registration Rights Agreement”), is made and entered into as of [•] (the “Joinder Date”) by and between the Company and [•] (the “New Stockholder”).

WHEREAS, pursuant to Section 2.9 of the Registration Rights Agreement, the Company desires to admit the New Stockholder under the Registration Rights Agreement;

WHEREAS, pursuant to Section 2.9 of the Registration Rights Agreement, the New Stockholder desires to acknowledge that, upon execution of this Joinder and effective as of the Joinder Date, such New Stockholder shall be party to, and bound by all of the terms of, the Registration Rights Agreement; and

NOW THEREFORE, in consideration of the mutual promises and covenants set forth herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, intending to be legally bound hereby, the parties to this Joinder agree as follows:

1.	Definitions. Capitalized terms used herein but not otherwise defined herein shall have the respective meanings set forth in the Registration Rights Agreement.
2.	Agreement to be Bound. The New Stockholder hereby (a) acknowledges that it has received and reviewed a complete copy of the Registration Rights Agreement and (b) agrees that upon execution of this Joinder, the New Stockholder shall become a party to the Registration Rights Agreement and shall be fully bound by, and subject to, all of the applicable terms, conditions, representations and warranties and other provisions of the Registration Rights Agreement with all attendant rights, benefits, duties, restrictions and obligations stated therein as though an original party.
3.	Notices. Concurrently with the execution of this Joinder, New Stockholder has delivered to the Company contact information for the purpose of notifying such New Stockholder in accordance with Section 4.2 of the Registration Rights Agreement.
4.	Effectiveness. This Joinder shall take effect and shall become a part of the Registration Rights Agreement as of the Joinder Date immediately upon the execution hereof.
5.	Counterparts. This Joinder may be executed in two or more counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.
6.	Governing Law. This Joinder shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to principles of choice of law or conflicts of law to the extent that such principles would result in the application of the laws of another jurisdiction.
7.	Headings. The headings contained in this Joinder are for purposes of convenience only and shall not affect the meaning or interpretation of this Joinder.

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IN WITNESS WHEREOF, the parties have executed this Amended and Restated Registration Rights Agreement as of the date set forth above.

DOUBLE EAGLE ACQUISITION CORP.

By:	Name: Title:

[NEW STOCKHOLDER]

By:	Name: Title:

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EXHIBIT B
INVESTORS

Name	Address, Fax Number or Email for Notices	Number of Shares/Warrants
Double Eagle Acquisition LLC	2121 Avenue of the Stars, Suite 2300 Los Angeles, CA 90067 Facsimile: E-mail:
Harry E. Sloan	2121 Avenue of the Stars, Suite 2300 Los Angeles, CA 90067 Facsimile: E-mail:
Jeff Sagansky	2121 Avenue of the Stars, Suite 2300 Los Angeles, CA 90067 Facsimile: Email:
Dennis A. Miller	Facsimile: Email:
James M. McNamara	Facsimile: Email:
Fredric D. Rosen	Facsimile: Email:
Sara L. Rosen Trust	Facsimile: Email:
Samuel N. Rosen 2015 Trust	Facsimile: Email:
Fredric D. Rosen IRA	Facsimile: Email:

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EXHIBIT H

TRADEMARK CO-EXISTENCE AGREEMENT

This TRADEMARK CO-EXISTENCE AGREEMENT, dated as of [•], 2017 and effective as of the Closing Date (this “Agreement”), is made by and among Algeco/Scotsman Holding S.à r.l., a Luxembourg société à responsabilité limitée (“A/S Holding”), Williams Scotsman Holdings Corp., a Delaware corporation (the “Holdco Acquiror”) and Williams Scotsman International, Inc., a Delaware corporation (the “Company” and, together with Holdco Acquiror, the “Williams Parties”). Each of A/S Holdings and the Williams Parties are referred to herein individually as a “Party” and, collectively, as the “Parties.” Unless otherwise defined in this Agreement, all capitalized terms used herein shall have the meanings set forth in the Stock Purchase Agreement, dated as of August 21, 2017, by and among Algeco Scotsman Global S.à r.l., a Luxembourg société à responsabilité limitée (“Algeco Global”), Algeco Scotsman Holdings Kft., a Hungarian limited liability company (“Algeco Holdings” and together with Algeco Global, each a “Seller” and, collectively, the “Sellers”), Double Eagle Acquisition Corp., a Delaware corporation (the “Parent Acquiror”) and Holdco Acquiror (together with the Parent Acquiror, collectively, the “Acquirors”) (as amended, modified or supplemented from time to time in accordance with its terms, the “Purchase Agreement”).

RECITALS

WHEREAS, this Agreement is an Ancillary Agreement under the Purchase Agreement;

WHEREAS, A/S Holding is the indirect parent of the Sellers;

WHEREAS, pursuant to the Purchase Agreement and the Carve-out Transaction Documents, the Sellers have effectuated and consummated, and caused the Company to effectuate and consummate, the Carve-out Transaction;

WHEREAS, pursuant to the Purchase Agreement, the Holdco Acquiror purchased from the Sellers, and the Sellers sold to the Holdco Acquiror, all of the issued and outstanding Company Common Stock;

NOW, THEREFORE, in consideration for the foregoing and the mutual agreements hereinafter set forth, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01. Certain Defined Terms.  The following capitalized terms used in this Agreement shall have the meanings set forth below:

(a) “Algeco Business” means the businesses of the Algeco Owners as conducted immediately after the consummation of the Carve-out Transaction, and any natural evolutions thereof.

(b) “Algeco Trademarks” mean all the Trademarks, company names and internet domains owned, used or held for use by the Algeco Owners in conducting the Algeco Business as of the Closing Date that include the term “SCOTSMAN”, including the Trademarks listed on Exhibit A attached hereto, and variations and acronyms of such Trademarks, company names and internet domain names, but excluding, for the avoidance of doubt, the Williams Trademarks.

(c) “Algeco Owners” mean each of A/S Holding, the Sellers and their respective Subsidiaries after the consummation of the Carve-out Transaction, including Target Logistics Management LLC and its Subsidiaries and Chard Camp Catering Service Ltd but excluding, for the avoidance of doubt, the Williams Owners.

(d) “Existing Stock” means all stocks of signs, letterheads, labels, office forms, packaging, invoice stock, advertisements and promotional materials, inventory and other documents and materials, and all internet and other electronic content and communications, in each case, existing on the Closing Date.

(e) “Existing Units” mean all modular space units leased by any of the Algeco Owners or Williams Owners (as applicable) to any third party in the ordinary course of business on the Closing Date.

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(f) “Williams Business” means the businesses of the Williams Owners as conducted immediately after the consummation of the Carve-out Transaction, and any natural evolutions thereof.

(g) “Williams Trademarks” mean all the Trademarks, company names and internet domains owned, used or held for use by the Williams Owners in conducting the Williams Business as of the Closing Date that include the term “SCOTSMAN”, including the Trademarks listed on Exhibit B attached hereto, and variations and acronyms of such Trademarks, company names and internet domain names, but excluding, for the avoidance of doubt, the Algeco Trademarks.

(h) “Williams Owners” mean the Williams Parties and each of their Subsidiaries after the consummation of the Carve-out Transaction.

ARTICLE II
COVENANTS

Section 2.01. Algeco Owners Covenants.  A/S Holding, on behalf of itself and each of the Algeco Owners, hereby irrevocably covenants that it and they will not, directly or indirectly:

(a) use, copy, reproduce, display, apply for, register, maintain or otherwise exploit (i) any Williams Trademarks or any confusingly similar variations or acronyms thereof, or (ii) “Scotsman” either alone or in any manner other than in combination with the Algeco Trademarks;

(b) advertise or promote its or their goods or services in a manner that implies that the Algeco Owners or their respective goods or services are affiliated or connected with the Williams Owners or the Williams Owners’ respective goods or services;

(c) challenge any Williams Trademarks; and

(d) sue or initiate, be a party to, authorize, voluntarily assist in or otherwise assert or participate in any way in any Action based on any or all of the Williams Owners’ use, licensing, ownership, registration or maintenance of any Williams Trademarks in accordance with this Agreement.

Section 2.02. Williams Owners Covenants.  The Williams Parties hereby irrevocably covenant that they will not, and will cause each of their Subsidiaries not to, directly or indirectly:

(a) use, copy, reproduce, display, apply for, register, maintain or otherwise exploit (i) any Algeco Trademarks or any confusingly similar variations or acronyms thereof, or (ii) “Scotsman” either alone or in any manner other than in combination with the Williams Trademarks;

(b) advertise or promote its goods or services in a manner that implies that the Company or its goods or services are affiliated or connected with the Algeco Owners or the Algeco Owners’ respective goods or services;

(c) challenge any Algeco Trademarks; and

(d) sue or initiate, be a party to, authorize, voluntarily assist in or otherwise assert or participate in any way in any Action based on any or all of the Algeco Owners’ use, licensing, ownership, registration or maintenance of any Algeco Trademarks in accordance with this Agreement.

Section 2.03. Acknowledgements.  Each Party acknowledges and agrees that the other Party:

(a) owns valuable rights in the Algeco Trademarks or the Williams Trademarks (as applicable); and

(b) desires to enhance and protect the goodwill of the Algeco Trademarks or the Williams Trademarks (as applicable), and to avoid consumer confusion.

Section 2.04. Cooperation in the Event of Actual Confusion.  In the unlikely event that either Party becomes aware of any actual consumer confusion resulting from the simultaneous use of the Algeco Trademarks and the Williams Trademarks as permitted by this Agreement:

(a) such Party shall promptly advise the other Party of the details of such confusion; and

(b) the Parties shall take commercially reasonable steps to address the confusion and prevent its future occurrence.

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Section 2.05. Licenses.  Neither Party may license the use of the Algeco Trademarks or the Williams Trademarks (as applicable) unless the licensee agrees in writing to be bound by the restrictions imposed on the licensing party as set forth in this ARTICLE II. Each Party shall be directly liable to the other Party for any acts or omissions of any of its licensees that, if committed by such Party, would violate this Agreement.

ARTICLE III
TRADEMARK WIND-DOWN LICENSES

Section 3.01. Williams Trademarks Usage.

(a) The Algeco Owners shall, for a period not to exceed:

(i) one year after the Closing Date, be entitled to use all of the Existing Stock that contain Williams Trademarks solely in connection with the operation of the Algeco Business and in the same manner and form as such items exist on the Closing Date, after which period A/S Holding, on behalf of itself and each of the Algeco Owners, hereby covenants that it and they shall remove, obliterate or delete all Williams Trademarks from such Existing Stock or cease using such Existing Stock; and

(ii) two years after the Closing Date, be entitled to continue to display the Williams Trademarks on Existing Units leased by any of the Algeco Owners solely to the extent such Williams Trademarks are displayed on such Existing Units on the Closing Date, after which period A/S Holding, on behalf of itself and each of the Algeco Owners, hereby covenants that it and they shall remove or obliterate all Williams Trademarks from such Existing Units; provided that, (x) if the lease to any Existing Units expires or is terminated during such two-year period, all Williams Trademarks shall be removed or obliterated within 30 days after the Existing Units are returned to any of the Algeco Owners or their designees, or (y) if any Existing Units are inaccessible for any reason upon the expiration of such two-year period, all Williams Trademarks shall be removed or obliterated as promptly as reasonably practicable after such Existing Units become accessible.

(b) A/S Holding, on behalf of itself and each of the Algeco Owners, hereby covenants that it and they shall:

(i) ensure that all uses of the Williams Trademarks as provided herein shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Williams Trademarks were used in the Williams Business prior to the Closing Date. Any and all goodwill generated by the use of the Williams Trademarks by the Algeco Owners hereunder shall inure solely to the benefit of the applicable Williams Owners; and

(ii) not (A) use the Williams Trademarks in any manner that may damage, impair or tarnish the reputation of the Williams Owners or the goodwill associated with the Williams Trademarks, (B) transfer, delegate, hypothecate or sublicense any rights to use the Williams Trademarks granted under this Section 3.01, or attempt to do any of the foregoing, or (C) hold itself or themselves out as having any affiliation or association with the Williams Owners, other than as may be required by applicable Law or in connection with describing the historical relationship with the Algeco Owners.

(c) Except as expressly provided herein, no other right to use the Williams Trademarks is granted hereunder, whether by implication or otherwise. Each of the Williams Owners is an intended third party beneficiary hereof with the right to enforce the provisions set forth in this Section 3.01 directly.

Section 3.02. Algeco Trademarks Usage.

(a) The Williams Owners shall, for a period not to exceed:

(i) one year after the Closing Date, be entitled to use all of the Existing Stock that contain Algeco Trademarks solely in connection with the operation of the Williams Business and in the same manner and form as such items exist on the Closing Date, after which period the Williams Parties shall, and shall cause each of their Subsidiaries to, remove, obliterate or delete all Algeco Trademarks from such Existing Stock or cease using such Existing Stock; and

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(ii) two years after the Closing Date, be entitled to continue to display the Algeco Trademarks on Existing Units leased by any of the Williams Owners solely to the extent such Algeco Trademarks are displayed on such Existing Units on the Closing Date, after which period the Williams Parties shall, and shall cause each of their Subsidiaries to, remove or obliterate all Algeco Trademarks from such Existing Units; provided that, (x) if the lease to any Existing Units expires or is terminated during such two-year period, all Algeco Trademarks shall be removed or obliterated within 30 days after the Existing Units are returned to any of the Williams Owners or their designees, or (y) if any Existing Units are inaccessible for any reason upon the expiration of such two-year period, all Algeco Trademarks shall be removed or obliterated as promptly as reasonably practicable after such Existing Units become accessible.

(b) The Williams Parties shall, and shall cause each of their Subsidiaries to:

(i) ensure that all uses of the Algeco Trademarks as provided herein shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Algeco Trademarks were used in the Algeco Business prior to the Closing Date. Any and all goodwill generated by the use of the Algeco Trademarks by the Williams Owners hereunder shall inure solely to the benefit of the applicable Algeco Owners; and

(ii) not (A) use the Algeco Trademarks in any manner that may damage, impair or tarnish the reputation of the Algeco Owners or the goodwill associated with the Algeco Trademarks, (B) transfer, delegate, hypothecate or sublicense any rights to use the Algeco Trademarks granted under this Section 3.02, or attempt to do any of the foregoing, or (C) hold itself out as having any affiliation or association with the Algeco Owners, other than as may be required by applicable Law or in connection with describing the historical relationship with the Williams Owners.

(c) Except as expressly provided herein, no other right to use the Algeco Trademarks is granted hereunder, whether by implication or otherwise. Each of the Algeco Owners is an intended third party beneficiary hereof with the right to enforce the provisions set forth in this Section 3.02 directly.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES

Section 4.01. Qualification and Organization of A/S Holding.  As of the Closing Date, A/S Holding is a société à responsabilité limitée duly organized, validly existing and in good standing under the Laws of Luxembourg with all requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery by A/S Holding of this Agreement and the performance of its obligations hereunder have been duly authorized by all requisite action on the part of A/S Holding. This Agreement has been duly executed and delivered by A/S Holding, and constitutes a legal, valid and binding obligation of A/S Holding, enforceable against A/S Holding in accordance with its terms.

Section 4.02. Qualification and Organization of the Holdco Acquiror.  As of the Closing Date, the Holdco Acquiror is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware with all requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery by the Holdco Acquiror of this Agreement and the performance of its obligations hereunder have been duly authorized by all requisite action on the part of the Holdco Acquiror. This Agreement has been duly executed and delivered by the Holdco Acquiror, and constitutes a legal, valid and binding obligation of the Holdco Acquiror, enforceable against the Holdco Acquiror in accordance with its terms.

Section 4.03. Qualification and Organization of the Company.  As of the Closing Date, the Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware with all requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery by the Company of this Agreement and the performance of its obligations hereunder have been duly authorized by all requisite action on the part of the Company. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

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Section 4.04. DISCLAIMER.  EXCEPT FOR THE EXPRESS WARRANTIES IN THIS ARTICLE IV, EACH PARTY HEREBY DISCLAIMS ANY WARRANTY, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, UNDER THIS AGREEMENT.

ARTICLE V
ASSIGNMENT OF AGREEMENT AND TRADEMARKS

Section 5.01. Assignment of Agreement.  This Agreement shall not be assigned by either Party (whether by operation of Law or otherwise) without the prior written consent of the other Party. Notwithstanding the foregoing, either Party may assign this Agreement without such consent to an Affiliate, in connection with a reorganization, or in connection with the sale of all or substantially all of its business or assets to which this Agreement relates; provided that the (a) assignee agrees in writing to be bound by the terms and conditions of this Agreement and (b) the assigning Party provides prior written notification of the assignment to the non-transferring Party. Subject to the preceding sentence, but without relieving either Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 5.02. Assignment of Trademarks.  The Parties shall not assign or otherwise transfer any of their respective rights in the Algeco Trademarks or the Williams Trademarks (as applicable) to any other Person (including any of their Affiliates), unless that Person agrees in writing to be bound by the terms and conditions of this Agreement and the transferring Party provides prior written notification of the assignment to the non-transferring Party.

Section 5.03. M&A Activity.  For purposes of Section 5.01 and Section 5.02, and without limiting their generality, any merger, consolidation or other business combination transaction involving a Party (regardless of whether that Party is a surviving or disappearing entity) will be deemed to be a transfer of this Agreement subject to the requirements of Section 5.01(a) and (b), or a transfer of the Algeco Trademarks or the Williams Trademarks (as applicable) subject to the requirements of Section 5.02. No delegation or other transfer will relieve the delegating or transferring Party of any of its obligations under this Agreement.

Section 5.04. Effect.  Any purported assignment, delegation or transfer in violation of this ARTICLE V is void.

ARTICLE VI
REMEDIES

Section 6.01. Equitable Relief.  Each Party acknowledges that a material breach or threatened breach by such Party of its obligations under this Agreement would give rise to irreparable harm to the other Party for which monetary damages would not be an adequate remedy and hereby agrees that, in the event of a breach or a threatened breach by such Party of any such obligations, the other Party hereto shall be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

Section 6.02. Enforcement; Remedies.  Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

ARTICLE VII
MISCELLANEOUS

Section 7.01. Term; Termination.  This Agreement shall be effective as of the date hereof and shall continue perpetually unless (a) terminated by mutual agreement between the Parties, or (b) either Party has abandoned (as that term is understood under the Lanham Act, 15 U.S.C. § 1127(b)) all of the Algeco Trademarks or the Williams Trademarks (as applicable). Either Party shall have the right to terminate all rights to use their respective Trademarks granted under ARTICLE III if the other Party materially breaches any of the limitations or restrictions imposed thereunder with respect to that Party’s use of such Trademarks and fails to cure such material breach within sixty (60) days of written notice specifying such material breach.

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Section 7.02. Amendment and Modification; Waiver.  This Agreement may be amended, modified and supplemented by an instrument in writing signed on behalf of each of the Parties. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement.

Section 7.03. Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), telecopied (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to A/S Holding, to:

Algeco Scotsman Global S.à r.l.
[Address]
Attention: [•]
Facsimile: [•]
E-mail: [•]

if to the Holdco Acquiror, to:

Williams Scotsman Holdings Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, CA 90067
Attention: Eli Baker
Facsimile: [•]
E-mail: elibaker@geacq.com

and

if to the Company, to:

Williams Scotsman International, Inc.
[Address]
Attention: [•]
Facsimile: [•]
E-mail: [•]

Section 7.04. Interpretation.  When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

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Section 7.05. Counterparts.  This Agreement may be executed manually or by facsimile or pdf by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Party.

Section 7.06. Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement and the Purchase Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except as expressly contemplated herein, no provision of this Agreement, express or implied, is intended to or shall confer upon any other Person other than the Parties any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 7.07. Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible.

Section 7.08. Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflict of laws principles that would result in the application of the Law of any other jurisdiction.

(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof, in any action or proceeding arising out of or relating to this Agreement, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the Federal court of the United States of America sitting in Delaware, and appellate courts thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 7.08(b) in the manner provided for notices in Section 7.03. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law.

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Section 7.09. Waiver of Jury Trial.  EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY DEBT FINANCING SOURCE, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. EACH PARTY HEREBY FURTHER AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 7.09.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

ALGECO/SCOTSMAN HOLDING S.À: R.L.

By:	Name: Title:

WILLIAMS SCOTSMAN HOLDINGS CORP.

By:	Name: Title:

WILLIAMS SCOTSMAN INTERNATIONAL, INC.

By:	Name: Title:

[Signature Page to Trademark Co-Existence Agreement]

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EXHIBIT A

Algeco Trademarks

ALGECO SCOTSMAN
AS FLEX

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EXHIBIT B

Williams Trademarks

WILLIAMS SCOTSMAN

WILLIAMS SCOTSMAN & Design

GOSPACE BY WILLIAMS SCOTSMAN

REMOD BY WILLIAMS SCOTSMAN

TECHSUITE BY WILLIAMS SCOTSMAN

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EXHIBIT I

EXCHANGE AGREEMENT TERM SHEET

1.	Parties. The Exchange Agreement will be entered into at Closing by and among Parent Acquiror, Holdco Acquiror and the Sellers (each an “AS Holder” and collectively, the “AS Holders”).
2.	Capitalized Terms. All capitalized terms used herein and not otherwise defined shall have the meanings described to them in the Stock Purchase Agreement dated as of August 21, 2017 (the “Purchase Agreement”), to which this Term Sheet is attached as Exhibit I thereto.
3.	Holdco Equity Issuance. Pursuant to the terms and conditions of the Purchase Agreement, as a portion of the Purchase Price contemplated thereunder, the AS Holders will acquire that number of shares of Holdco Common Stock necessary to grant the AS Holders a collective ownership interest in Holdco Acquiror equal to 10% of the issued and outstanding Holdco Common Stock on a fully diluted basis as of the Closing Date. Subject at all times to the preemptive rights granted to the AS Holders (or their Permitted Transferees as the case may be) under the Holdco Shareholders Agreement, the Holdco Common Stock held by the AS Holders (or a Permitted Transferee, as the case may be) shall be subject to downward adjustment (by the issuance of additional shares of Holdco Common Stock to Parent Acquiror) for: (1) subsequent issuances (excluding (i) the release from escrow of any shares of Parent Common Stock, warrants of Parent Acquiror held by Founders and restricted under the Earnout Agreement and any shares of Parent Common Stock issued upon exercise of such warrants and (ii) any issued and outstanding public warrants or shares of Parent Common Stock issued upon exercise of such existing public warrants) of Parent Common Stock (or any securities convertible or exchangeable into Parent Common Stock) after the Closing, including to the TDR Investor, and (2) subsequent issuances of Holdco Common Stock to Parent Acquiror in exchange for additional capital contributions by Parent Acquiror to Holdco Acquiror. Parent Acquiror shall own the remaining 90% of Holdco Acquiror as of the Closing Date, which percentage shall thereafter be subject to corresponding upward adjustment in accordance with the foregoing in the event that the AS Holders (or their Permitted Transferees as the case may be) do not exercise their rights of preemption or in the limited scenarios where such rights of preemption are not triggered (as provided for in the Holdco Shareholders Agreement).
4.	Transfer Rights. During the one (1)-year period following the Closing Date (the “Transfer Period”), the AS Holders may not transfer any of the shares of Holdco Common Stock that are held by the AS Holders except that, in the sole discretion of the AS Holders, all (but not less than all) of the shares of Holdco Common Stock held by the AS Holders may be transferred solely to the TDR Investor or one of its Affiliates (each a “Permitted Transferee”); provided that, as condition to such transfer, such Permitted Transferee shall sign a joinder agreement to each of the Holdco Shareholders Agreement and Holdco Exchange Agreement. The Parent Acquiror shall have a right of first refusal to purchase the Holdco Common Stock held by the AS Holders or the Permitted Transferee, as the case may be, prior to any sale, transfer or other assignment of shares of Holdco Common Stock held thereby (excluding, for the avoidance of doubt, any transfer pursuant to this Paragraph 4 or any exchange pursuant to Paragraph 5 of this term sheet).
5.	Exchange Rights. Pursuant to the terms of the Exchange Agreement, at any time within five (5) years after the Closing, the AS Holders, or a Permitted Transferee, as the case may be, shall have right, but not the obligation, to collectively exchange all (but not less than all) of their shares of Holdco Common Stock into newly issued shares of Parent Common Stock in a private placement transaction. The aggregate shares of Holdco Common Stock shall be converted into that number of shares of Parent Common Stock as determined by an exchange ratio to be agreed to based on the principles agreed to herein, taking into account the average trading price of the Parent Common Stock over a 20 day trading period on Nasdaq, or the applicable national securities exchange, and the aggregate ownership percentage of the AS Holders of issued and outstanding Holdco Common Stock (adjusted as described under Paragraph 3 of this term sheet such that, inter alia, the shares of Parent Common Stock issued upon exchange shall exclude the dilutive effect of the issuances described at paragraph 3(1)(i) and (ii) of this term sheet) at the time of the exchange. The parties agree to work together in good faith to calculate such exchange ratio based on the principles set out herein.

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6.	Registration Rights, etc. Immediately upon issuance of any Parent Common Stock to the AS Holders in exchange for Holdco Common Stock pursuant to the terms and conditions of the Exchange Agreement, the AS Holders, or Permitted Transferee, will execute a joinder agreement to the Registration Rights Agreement with respect to such newly issued shares of Parent Common Stock and upon execution thereof be treated as a “holder” thereunder with the same demand, shelf, piggyback registration and similar rights granted to the TDR Investor party thereto. To the extent that the lock-up arrangements have not expired pursuant to the agreement between the TDR Investor and the Parent Acquiror with respect to the Parent Common Stock held by the TDR Investor at the time of exchange, the unexpired term of such lock-up arrangements shall also apply to the Parent Common Stock issued pursuant to the Exchange Agreement.
7.	Representations & Warranties. The Exchange Agreement will contain standard representations and warranties of Parent Acquiror with respect to the issuance of the exchange shares, including without limitation:
º	Due authorization;
º	Capitalization;
º	No restrictions, no conflicts and no consents or approvals required; and
º	Issuance of Parent Common Stock free and clear of all encumbrances, liens, restrictions, etc.

Each AS Holder will make standard investor representations in the Exchange Agreement, substantially similar to those made by the TDR Investor in the Subscription Agreement entered into on the Closing Date as a condition to the transactions governed by the Purchase Agreement.

•	Listing Requirements. Parent Acquiror will covenant that the issuance of the shares of Parent Common Stock in exchange for the shares of Holdco Common Stock will be done in accordance with the Nasdaq marketplace rules or the rules of applicable listing agency. Upon exchange, Parent Acquiror will take all actions necessary to ensure that the exchange shares are approved for listing on Nasdaq, or any other national securities exchange.
•	Governing Law. The Exchange Agreement will be governed by Delaware law, with the courts of the State of Delaware having exclusive jurisdiction over any action or proceeding relating thereto. The parties will agree to waive any trial by jury pertaining to any action or proceeding relating to the exchange shares, Exchange Agreement or related transactions.
8.	Tax Matters. The parties will agree to qualify the share exchange in a manner that is most favorable to all parties for tax purposes. Any taxes imposed in connection with the exchange of shares contemplated by the Exchange Agreement shall be borne by the AS Holders, or a Permitted Transferee, as the case may be.

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EXHIBIT J

TERM SHEET OF SHAREHOLDERS AGREEMENT OF
WILLIAMS SCOTSMAN HOLDINGS CORP.

1.	Parties. The Shareholders Agreement will be entered into at Closing by and among Double Eagle Acquisition Corp. (“Parent”), Williams Scotsman Holdings Corp. (“Holdco”) and the Sellers named therein (each an “AS Holder” and collectively, the “AS Holders”).
2.	Capitalized Terms. All capitalized terms used herein and not otherwise defined shall have the meanings described to them in the Stock Purchase Agreement dated as of August 21, 2017 (the “Purchase Agreement”), to which this Term Sheet is attached as Exhibit J thereto.
3.	Type of Security. Common Stock, par value $0.0001 per share.
4.	Issuer. Holdco.
5.	Price Per Share. Pursuant to terms and conditions of the Purchase Agreement, as a portion of the Purchase Price contemplated thereunder, the AS Holders will acquire that number of shares of Holdco Common Stock necessary to grant the AS Holders a collective ownership interest in Holdco Acquiror equal to 10% of the issued and outstanding Holdco Common Stock on a fully diluted basis as of the Closing Date.
6.	Transfer Rights. During the one (1)-year period following the Closing Date (the “Transfer Period”), the AS Holders may not transfer any of the shares of Holdco Common Stock that are held by the AS Holders except that, in the sole discretion of the AS Holders, all (but not less than all) of the shares of Holdco Common Stock held by the AS Holders may be transferred solely to the TDR Investor or one of its Affiliates (each a “Permitted Transferee”); provided that, as condition to such transfer, such Permitted Transferee shall sign a joinder agreement to each of the Holdco Shareholders Agreement and Holdco Exchange Agreement. The Parent Acquiror shall have a right of first refusal to purchase the shares held by the AS Holders or a Permitted Transferee, as the case may be, prior to any sale, transfer or other assignment of any shares of Holdco Common Stock held thereby (excluding any transfer or exchange permitted pursuant to the Exchange Agreement).
7.	Preemptive Rights. The Shareholders Agreement will contain customary preemptive rights to permit the AS Holders, or a Permitted Transferee, as the case may be, to avoid dilution and maintain their aggregate percentage ownership of Holdco on a fully diluted basis as of the Closing Date upon any future issuance of any additional shares of Holdco Common Stock or Parent Common Stock for cash. Any future issuances that are not for cash and are not offered to other existing shareholders on a preemptive basis or otherwise (i.e., derivatives issued by Parent or shares issued to a vendor on completion of an acquisition) would not trigger such preemptive rights.
8.	Tag/Drag Rights. The Shareholders Agreement will contain customary tag and drag provisions, other than with respect to a permitted transfer by the AS Holders to a Permitted Transferee.
9.	Voting Rights. In all matters submitted for a vote to the holders of Holdco Common Stock, the AS Holders or their Permitted Transferee, as the case may be, will be entitled to vote that number of shares of Holdco Common Stock held thereby. For the avoidance of doubt, as of the Closing Date, the Parent and the AS Holders will vote together as a single class.
10.	Protective Provisions. So long as the AS Holders, or a Permitted Transferee, as the case may be, own any shares of Holdco Common Stock, Parent and Holdco will not, without the affirmative vote or unanimous written consent of all of the AS Holders, or their Permitted Transferee, as the case may be, amend its certificate of incorporation or bylaws or otherwise vary or amend the rights attaching to the Holdco Common Stock, in each case in a manner that would have a materially disproportionate effect on the AS Holders as minority shareholders as compared to the other shareholders of Holdco; provided, that the affirmative vote or unanimous written consent of the AS Holders, or a Permitted Transferee, as the case may be, shall always be required to amend the exchange rights as set out in the Exchange

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Agreement or the preemptive rights set forth in the Shareholders Agreement. For the avoidance of doubt, no such affirmative vote or unanimous written consent would be required in connection with any equity issuances.
11.	Acquisitions by Holdco. The Shareholders Agreement will provide that any acquisition (whether by merger, asset acquisition, stock purchase or otherwise) of a business similar to that of the Company shall be consummated by Holdco, a wholly-owned subsidiary of Holdco or a wholly-owned subsidiary of Parent that is a parent company of Holdco, such that immediately following the closing of such acquisition Holdco, a wholly-owned subsidiary of Holdco or a wholly-owned subsidiary of Parent that is a parent company of Holdco will hold the assets or stock, as applicable, of the target entity. Notwithstanding the foregoing, in the event that such acquisition is consummated by a wholly-owned subsidiary of Parent that is a parent company of Holdco, which will hold the assets or stock of the target entity upon consummation thereof, the Shareholders Agreement will provide that appropriate adjustments will be made, or actions will be taken, to ensure that the AS Holders, or a Permitted Transferee, as the case may be, are not disadvantaged (in terms of the ratio of ownership of Holdco between the AS Holders and Parent after giving effect to such acquisition as compared to such ratio immediately prior to giving effect to such acquisition) by the fact that the assets or stock, as applicable, of the target entity are not held directly by Holdco or a subsidiary thereof.
12.	Governing Law. The Shareholders Agreement will be governed by Delaware law, with the courts of the State of Delaware having exclusive jurisdiction over any action or proceeding relating thereto. The parties will agree to waive any trial by jury pertaining to any action or proceeding relating to the Shareholder Agreement.

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EXHIBIT K

FORM OF CERTIFICATE OF INCORPORATION

Please see Annex C to this proxy/statement prospectus

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EXHIBIT L

BYLAWS

Please see Annex D to this proxy statement/prospectus

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EXHIBIT M

CERTIFICATE OF INCORPORATION

OF

WILLIAMS SCOTSMAN HOLDINGS CORP.

ARTICLE I
NAME

The name of the corporation (herein called the “Corporation”) is Williams Scotsman Holdings Corp.

ARTICLE II
REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware 19808 in the County of New Castle. The name of its registered agent for service of process in the State of Delaware at such address is Corporation Service Company.

ARTICLE III
PURPOSE

The purpose for which the Corporation is formed is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV
CAPITAL STOCK

The total number of shares of all classes of stock which the Corporation shall have authority to issue is one hundred (100) shares of capital stock all of which shall be designated “Common Stock” and shall have a par value of $0.0001 per share.

ARTICLE V
DIRECTORS

The number of directors of the Corporation shall be such as from time to time fixed in the manner provided in the By-laws of the Corporation. The election of directors of the Corporation need not be by ballot unless the By-laws of the Corporation so require.

ARTICLE VI
BUSINESS COMBINATIONS

The Corporation hereby elects not to be governed by Section 203 of the DGCL.

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IN WITNESS WHEREOF, I, the undersigned, being the sole incorporator hereinabove named, for the purpose of forming a corporation pursuant to the DGCL, DO HEREBY CERTIFY, under penalties of perjury, that this is my act and deed and that the facts hereinabove stated are truly set forth and, accordingly, I have hereunto set my hand as of August 15, 2017.

/s/ Erick Rivero

Erick Rivero
Sole Incorporator

c/o Winston & Strawn LLP
200 Park Avenue
New York, New York 10166

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EXHIBIT N

WILLIAMS SCOTSMAN HOLDINGS CORP.

Incorporated under the laws
of the State of Delaware

BYLAWS

As adopted on August 15, 2017

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BYLAWS OF

WILLIAMS SCOTSMAN HOLDINGS CORP.

ARTICLE I.

OFFICES; BOOKS

1.1. Registered Office.

The registered office of Williams Scotsman Holdings Corp. (the “Corporation”) in the State of Delaware shall be at 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808, and the registered agent in charge thereof shall be Corporation Service Company.

1.2. Other Offices.

The Corporation may also have an office or offices at any other place or places within or outside the State of Delaware.

1.3. Books.

The books of the Corporation may be kept within or without of the State of Delaware as the Board of Directors (the “Board”) may from time to time determine or the business of the Corporation may require.

ARTICLE II.

MEETING OF STOCKHOLDERS; STOCKHOLDERS’
CONSENT IN LIEU OF MEETING

2.1. Annual Meetings.

The annual meeting of the stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting, shall be held at such place, date and hour as shall be fixed by the Board and designated in the notice or waiver of notice thereof, except that no annual meeting need be held if all actions, including the election of directors, required by the General Corporation Law of the State of Delaware (the “DGCL”) to be taken at a stockholders’ annual meeting are taken by written consent in lieu of meeting pursuant to Section 2.10 of this Article II.

2.2. Special Meetings.

A special meeting of the stockholders for any purpose or purposes may be called by the Board, the Chairman, the President or at least a majority in voting interest of the stockholders, to be held at such place, date and hour as shall be designated in the notice or waiver of notice thereof.

2.3. Notice of Meetings.

Except as otherwise required by statute, the Certificate of Incorporation of the Corporation, as amended from time to time (the “Certificate”), or these Bylaws, notice of each annual or special meeting of the stockholders shall be given to each stockholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the day on which the meeting is to be held, by delivering written notice thereof to him personally, or by mailing a copy of such notice, postage prepaid, directly to him at his address as it appears in the records of the Corporation, or by transmitting such notice thereof to him at such address by facsimile, or via email as a portable document format (.pdf). Every such notice shall state the place, the date and hour of the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called. Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall attend such meeting in person or by proxy, or who shall, in person or by attorney thereunto authorized, waive such notice in writing, either before or after such meeting. Except as otherwise provided in these Bylaws, neither the business to be transacted at, nor the purpose of, any meeting of the stockholders need be specified in any such notice or waiver of notice. Notice of any adjourned meeting of stockholders shall not be required to be given, except when expressly required by law.

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2.4. Quorum.

At each meeting of the stockholders, except where otherwise provided by the Certificate or these Bylaws, the holders of a majority in voting interest of stockholders of the Corporation entitled to vote at such meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business. In the absence of a quorum, a majority in voting interest of the stockholders present in person or represented by proxy and entitled to vote, or, in the absence of all the stockholders entitled to vote, any officer entitled to preside at, or act as secretary of, such meeting, shall have the power to adjourn the meeting from time to time, until stockholders holding the requisite amount of stock to constitute a quorum shall be present or represented. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called.

2.5. Organization.

Unless otherwise determined by the Board, at each meeting of the stockholders, one of the following shall act as chairman of the meeting and preside thereat, in the following order of precedence:

(a) the Chairman, if any;

(b) the President;

(c) the Vice President, if any;

(d) any director, officer or stockholder of the Corporation designated by the Board to act as chairman of such meeting and to preside thereat if the Chairman, the President or Vice Presidents shall be absent from such meeting; or

(e) a stockholder of record who shall be chosen chairman of such meeting by a majority in voting interest of the stockholders present in person or by proxy and entitled to vote thereat.

The Secretary or, if he shall be presiding over such meeting in accordance with the provisions of this Section 2.5 or if he shall be absent from such meeting, the person (who shall be an Assistant Secretary, if an Assistant Secretary has been appointed and is present) whom the chairman of such meeting shall appoint, shall act as secretary of such meeting and keep the minutes thereof. In addition to such other powers as are conferred upon the person acting as chairman of the meeting in these Bylaws or by the Board, such person shall have the authority to adjourn the meeting at any time.

2.6. Order of Business.

The order of business at each meeting of the stockholders shall be determined by the chairman of such meeting, but such order of business may be changed by a majority in voting interest of those present in person or by proxy at such meeting and entitled to vote thereat.

2.7. Voting.

Except as otherwise provided by law, the Certificate or these Bylaws, at each meeting of the stockholders, every stockholder of the Corporation shall be entitled to one vote in person or by proxy for each share of common stock or other voting securities of the Corporation held by him and registered in his name on the books of the Corporation on the date fixed pursuant to Section 6.7 as the record date for the determination of stockholders entitled to vote at such meeting. Persons holding stock in a fiduciary capacity shall be entitled to vote the shares so held. A person whose stock is pledged shall be entitled to vote, unless, in the transfer by the pledgor on the books of the Corporation, he has expressly empowered the pledgee to vote thereon, in which case only the pledgee or his proxy may represent such stock and vote thereon. If shares or other securities having voting power stand in the record name of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary shall be given written notice to the contrary and furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect:

(a) if only one votes, his act binds all;

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(b) if more than one votes, the act of the majority so voting binds all; and

(c) if more than one votes, but the vote is evenly split on any particular matter, such shares shall be voted in the manner provided by law.

If the instrument so filed shows that any such tenancy is held in unequal interests, a majority or even-split for the purposes of this Section 2.7 shall be a majority or even-split in interest. The Corporation shall not vote directly or indirectly any share of its own capital stock. Any vote of stock may be given by the stockholder entitled thereto in person or by his proxy appointed by an instrument in writing, signed by such stockholder or by his attorney thereunto authorized, delivered to the secretary of the meeting; provided, however, that no proxy shall be voted after three years from its date, unless said proxy provides for a longer period. At all meetings of the stockholders, all matters (other than the election of directors) shall be decided by the affirmative vote of a majority of shares present in person or represented by proxy at such meeting and entitled to vote thereon. Directors shall be elected in accordance with Section 3.3. Unless demanded by a stockholder present in person or by proxy at any meeting and entitled to vote thereon, the vote on any question need not be by ballot. Upon a demand by any such stockholder for a vote by ballot upon any question, such vote by ballot shall be taken. On a vote by ballot, each ballot shall be signed by the stockholder voting, or by his proxy, if there be such proxy, and shall state the number of shares voted.

2.8. Inspection.

The chairman of the meeting may at any time appoint one or more inspectors to serve at any meeting of the stockholders. Any inspector may be removed, and a new inspector or inspectors appointed, by the Board at any time. Such inspectors shall decide upon the qualifications of voters, accept and count votes, declare the results of such vote, and subscribe and deliver to the secretary of the meeting a certificate stating the number of shares of stock issued and outstanding and entitled to vote thereon and the number of shares voted for and against the question, respectively. The inspectors need not be stockholders of the Corporation, and any director or officer of the Corporation may be an inspector on any question other than a vote for or against his election to any position with the Corporation or on any other matter in which he may be directly interested. Before acting as herein provided, each inspector shall subscribe an oath to faithfully execute the duties of an inspector with strict impartiality and according to the best of his ability.

2.9. List of Stockholders.

It shall be the duty of the Secretary or other officer of the Corporation who shall have charge of its stock ledger to prepare and make, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote thereat, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to any such meeting, during ordinary business hours, for a period of at least ten (10) days prior to such meeting, in the manner required by applicable law. Such list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

2.10. Stockholders’ Consent in Lieu of Meeting.

Unless otherwise provided in the Certificate, any action required by the DGCL to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, by a consent in writing, as permitted by the DGCL.

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ARTICLE III.

BOARD OF DIRECTORS

3.1. General Powers.

Except as otherwise provided by the DGCL or the Certificate, the business, property and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate directed or required to be exercised or done by the stockholders.

3.2. Number and Term of Office.

Except as otherwise required by the Certificate, the number of directors shall be fixed from time to time by the Board. Directors need not be stockholders. Each director shall hold office until his successor is elected and qualified, or until his earlier death or resignation or removal in the manner hereinafter provided.

3.3. Election of Directors.

Directors shall be elected by a plurality of the shares present in person or represented by proxy at a meeting of its stockholders and entitled to vote on the election of directors; provided, however, that for purposes of such vote no stockholder shall be allowed to cumulate his votes. Unless an election by ballot shall be demanded as provided in Section 2.7, election of directors may be conducted in any manner approved at such meeting.

3.4. Resignation, Removal and Vacancies.

Any director may resign at any time by giving written notice to the Board, the Chairman, the President or the Secretary. Such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof; unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Any director or the entire Board may be removed, with or without cause, at any time by vote of the holders of a majority of the shares then entitled to vote at an election of directors or by written consent of the stockholders pursuant to Section 2.10.

Vacancies occurring on the Board for any reason may be filled by vote of the stockholders or by the stockholders’ written consent pursuant to Section 2.10 or by vote of the Board or by the directors’ written consent pursuant to Section 3.6. If the number of directors then in office is less than a quorum, such vacancies may be filled by a vote of a majority of the directors then in office.

3.5. Meetings.

(a) Annual Meetings.  As soon as practicable after each annual election of directors, the Board shall meet for the purpose of organization and the transaction of other business, unless it shall have transacted all such business by written consent pursuant to Section 3.6.

(b) Other Meetings.  Other meetings of the Board shall be held at such times and places as the Board, the Chairman, the President or any director shall from time to time determine.

(c) Notice of Meetings.  Notice shall be given to each director of each meeting, including the time, place and purpose of such meeting. Notice of each such meeting shall be mailed to each director by overnight courier, addressed to him at his residence or usual place of business, at least two (2) days before the date on which such meeting is to be held, or shall be sent to him at such place by facsimile or via email as a portable document format (.pdf) or other form of recorded communication, or be delivered personally or by telephone not later than one (1) day before the day on which such meeting is to be held, but notice need not be given to any director who shall attend such meeting. A written waiver of notice, signed by the person entitled thereto, whether before or after the time of the meeting stated therein, shall be deemed equivalent to notice. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

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(d) Place of Meetings.  The Board may hold its meetings at such place or places within or outside the State of Delaware as the Board may from time to time determine, or as shall be designated in the respective notices or waivers of notice thereof.

(e) Quorum and Manner of Acting.  Except as provided in the Certificate, a majority of the total number of directors then in office shall be present in person at any meeting of the Board in order to constitute a quorum for the transaction of business at such meeting, and the vote of a majority of those directors present at any such meeting at which a quorum is present shall be necessary for the passage of any resolution or act of the Board, except as otherwise expressly required by law, the Certificate or these Bylaws. In the absence of a quorum for any such meeting, a majority of the directors present thereat may adjourn such meeting from time to time until a quorum shall be present.

(f) Organization.  At each meeting of the Board, one of the following shall act as chairman of the meeting and preside thereat, in the following order of precedence:

(i) the Chairman, if any;

(ii) the President (if a director);

(iii) the Vice President (if a director); or

(iv) any director designated by a majority of the directors present.

The Secretary or, in the case of his absence, an Assistant Secretary, if an Assistant Secretary has been appointed and is present, or any person whom the chairman of the meeting shall appoint shall act as secretary of such meeting and keep the minutes thereof.

3.6. Directors’ Consent in Lieu of Meeting.

Unless otherwise provided in the Certificate, any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by all the directors then in office. Such consent shall be filed with the minutes of the proceedings of the Board.

3.7. Action by Means of Conference Telephone or Similar Communications Equipment.

Any one or more members of the Board may participate in a meeting of the Board by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

3.8. Committees.

The Board may, by resolution or resolutions passed by a majority of the whole Board, designate one or more committees, such committee or committees to have such name or names as may be determined from time to time by resolution adopted by the Board, and each such committee to consist of one or more directors of the Corporation, which to the extent provided in said resolution or resolutions shall have and may exercise the powers of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it. A majority of all the members of any such committee may determine its action and fix the time and place of its meetings, unless the Board shall otherwise provide. The Board shall have power to change the members of any such committee at any time, to fill vacancies and to discharge any such committee, either with or without cause, at any time.

3.9. Interested Directors.

No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, will be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest

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and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or their relationship or interest as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board, a committee thereof or the stockholders. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

ARTICLE IV.

OFFICERS

4.1. Number, Titles and Term of Office.

The officers of the Corporation shall be a President and a Secretary and, if the Board so elects, a Chairman, one or more Vice Presidents (any one or more of whom may be designated Executive Vice President or Senior Vice President), a Treasurer and such other officers as the Board may from time to time elect or appoint. Each officer shall hold office until his successor shall be duly elected and shall qualify or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same person, unless the Certificate provides otherwise. Except for the Chairman, if any, no officer need be a director.

4.2. Authority and Duties.

All officers, as between themselves and the Corporation, shall have such authority and perform such duties in the management of the Corporation as may be provided in these Bylaws or, to the extent so provided, by the Board.

4.3. Vacancies.

Any vacancy occurring in any office of the Corporation may be filled by the Board.

4.4. The Chairman.

If elected, the Chairman shall preside at all meetings of the stockholders and of the Board; and he shall have such other powers and duties as designated in these Bylaws and as from time to time may be assigned to him by the Board.

4.5. The President.

Unless the Board otherwise determines, the President shall have the authority to agree upon and execute all leases, contracts, evidences of indebtedness and other obligations in the name of the Corporation; and, unless the Board otherwise determines, he shall, in the absence of the Chairman or if there be no Chairman, preside at all meetings of the stockholders and (should he be a director) of the Board; and he shall have such other powers and duties as designated in accordance with these Bylaws as from time to time may be assigned to him by the Board.

4.6. Vice Presidents.

In the absence of the President, or in the event of his inability or refusal to act, a Vice President designated by the Board shall perform the duties of the President, and when so acting shall have all the powers of and be subject to all the restrictions upon the President. In the absence of a designation by the Board of a Vice President to perform the duties of the President, or in the event of his absence or inability or refusal to act, the Vice President who is present and who is senior in terms of time as a Vice President of the Corporation shall so act. The Vice Presidents shall perform such other duties and have such other powers as the Board may from time to time prescribe.

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4.7. The Secretary.

The Secretary shall keep the minutes of all meeting of the Board, committees of directors and the stockholders, in books provided for that purpose; he shall attend to the giving and serving of all notices; he may in the name of the Corporation affix the seal of the Corporation to all contracts of the Corporation and attest the affixation of the seal of the Corporation thereto; he may sign with the other appointed officers all certificates for shares of capital stock of the Corporation; he shall have charge of the certificate books, transfer books and stock ledgers, and such other books and papers as the Board may direct, all of which shall at all reasonable times be open to inspection of any director upon application at the office of the Corporation during business hours; he shall have such other powers and duties as designated in these Bylaws and as from time to time may be assigned to him by the Board; and he shall in general perform all acts incident to the office of Secretary, subject to the control of the President and the Board.

4.8. Assistant Secretaries.

Each Assistant Secretary shall have the usual powers and duties pertaining to his office, together with such other powers and duties as designated in these Bylaws or as from time to time may be assigned to him by the President or the Board. The Assistant Secretaries shall exercise the powers of the Secretary during that officer’s absence or inability or refusal to act.

4.9. The Treasurer.

The Treasurer shall have responsibility for the custody and control of all the funds and securities of the Corporation, and he shall have such other powers and duties as designated in these Bylaws and as from time to time may be assigned to him by the Board. He shall perform all acts incident to the position of Treasurer, subject to the control of the President and the Board; and he shall, if required by the Board, give such bond for the faithful discharge of his duties in such form as the Board may require.

4.10. Assistant Treasurers.

Each Assistant Treasurer shall have the usual powers and duties pertaining to his office, together with such other powers and duties as designated in these Bylaws or as from time to time may be assigned to him by the Board. The Assistant Treasurers shall exercise the power of the Treasurer during that officer’s absence or inability or refusal to act.

ARTICLE V.

CONTRACTS, CHECKS, DRAFTS, BANK ACCOUNTS, ETC.

5.1. Execution of Documents.

The Board shall designate, by either specific or general resolution, the officers, employees and agents of the Corporation who shall have the power to execute and deliver deeds, contracts, mortgages, bonds, debentures, checks, drafts and other orders for the payment of money and other documents for and in the name of the Corporation, and may authorize such officers, employees and agents to delegate such power (including authority to redelegate) by written instrument to other officers, employees or agents of the Corporation. Unless so designated or expressly authorized by these Bylaws, no officer, employee or agent shall have any power or authority to bind the Corporation by any contract or engagement, to pledge its credit or to render it liable pecuniarily for any purpose or amount.

5.2. Deposits.

All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation or otherwise as the Board or Treasurer, or any other officer of the Corporation to whom power in this respect shall have been given by the Board, shall select.

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5.3. Proxies with Respect to Stock or Other Securities of Other Corporations.

The Board shall designate the officers of the Corporation who shall have authority from time to time exercise, or to appoint an agent or agents of the Corporation to exercise in the name and on behalf of the Corporation the powers and rights which the Corporation may have as the holder of stock or other securities in any other corporation, and to vote or consent with respect to such stock or securities. In the absence of any express designation by the Board, the President shall have such authority, unless otherwise determined by the Board. Such designated officers may instruct the person or persons so appointed as to the manner of exercising such powers and rights, and such designated officers may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, such written proxies, powers of attorney or other instruments as they may deem necessary or proper in order that the Corporation may exercise its powers and rights.

ARTICLE VI.

SHARES AND THEIR TRANSFER; FIXING RECORD DATE

6.1. Certificates for Shares.

Every owner of stock of the Corporation shall be entitled to have a certificate certifying the number and class of shares owned by him in the Corporation, which shall be in such form as shall be prescribed by the Board. Certificates shall be numbered and issued in consecutive order and shall be signed by, or in the name of, the Corporation by the Chairman, the President (or a Vice President, if appointed) and by the Treasurer (or an Assistant Treasurer, if appointed) or the Secretary (or an Assistant Secretary, if appointed). In case any officer or officers who shall have signed any such certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate had not ceased to be such officer or officers of the Corporation.

6.2. Record.

A record in one or more counterparts shall be kept of the name of the person, firm or corporation owning the shares represented by each certificate for stock of the Corporation issued, the number of shares represented by each such certificate, the date thereof and, in the case of cancellation, the date of cancellation. Except as otherwise expressly required by law, the person in whose name shares of stock stand on the stock record of the Corporation shall be deemed the owner thereof for all purposes regarding the Corporation.

6.3. Transfer and Registration of Stock.

The transfer of stock and certificates which represent the stock of the Corporation shall be governed by Article 8 of Subtitle 1 of Title 6 of the Delaware Code (the Uniform Commercial Code), as amended from time to time.

Registration of transfers of shares of the Corporation shall be made only on the books of the Corporation upon request of the registered holder thereof, or of his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and upon the surrender of the certificate or certificates for such shares properly endorsed or accompanied by a stock power duly executed.

6.4. Addresses of Stockholders.

Each stockholder shall designate to the Secretary an address at which notices of meetings and all other corporate notices may be served or mailed to him, and, if any stockholder shall fail to designate such address, corporate notices may be served upon him by mail directed to him at his post-office address, if any, as the same appears on the share record books of the Corporation or at his last known post-office address.

6.5. Lost, Destroyed and Mutilated Certificates.

The holder of any shares of the Corporation shall immediately notify the Corporation of any loss, destruction or mutilation of the certificate therefor, and the Board may, in its discretion, cause to be issued to him a new certificate or certificates for such shares, upon the surrender of the mutilated certificates or, in the

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case of loss or destruction of the certificate, upon satisfactory proof of such loss or destruction, and the Board may, in its discretion, require the owner of the lost or destroyed certificate or his legal representative to give the Corporation a bond in such sum and with such surety or sureties as it may direct to indemnify the Corporation against any claim that may be made against it on account of the alleged loss or destruction of any such certificate.

6.6. Regulations.

The Board may make such rules and regulations as it may deem expedient, not inconsistent with these Bylaws, concerning the issue, transfer and registration of certificates for stock of the Corporation.

6.7. Fixing Date for Determination of Stockholders of Record.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall be not more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day immediately preceding the day on which notice is given, or, if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall be not more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by the DGCL, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board and prior action by the Board is required by the DGCL, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

ARTICLE VII.

SEAL

The Board may provide a corporate seal, which shall be in the form approved by the Board.

ARTICLE VIII.

FISCAL YEAR

The fiscal year of the Corporation shall be the calendar year unless otherwise determined by the Board.

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ARTICLE IX.

INDEMNIFICATION AND INSURANCE

9.1. Indemnification.

(a) To the fullest extent permitted by the DGCL as the same exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or its stockholders for breach of fiduciary duty as a director.

(b) Without limitation of any right conferred by paragraph (a) of this Section 9.1, each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity while serving as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys’ fees, judgments, fines, excise taxes or amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, testators, intestates, executors and administrators; provided, however, except as provided in Section 9.1(c) with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) initiated by such indemnitee was authorized by the Board. The right to indemnification conferred in this Article IX shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an indemnitee in his capacity as a director or officer shall be made only upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

(c) If a claim under Section 9.1(b) is not paid in full by the Corporation with sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of any undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met the applicable standard of conduct set forth in the DGCL. Neither the failure of the Corporation (including the Board, independent legal counsel, or the stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including the Board, independent legal counsel or the stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense

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to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Section or otherwise shall be on the Corporation.

(d) The rights to indemnification and to the advancement of expenses conferred in this Article IX shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Certificate, agreement, vote of stockholders or disinterested directors or otherwise.

9.2. Insurance.

The Corporation may purchase and maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, employee or agent of the Corporation or any person who is or was serving at the request of the Corporation as a director, officer, employer or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

ARTICLE X.

AMENDMENT

Any bylaw (including these Bylaws) may be adopted, amended or repealed by the affirmative vote of a majority of shares present in person or represented in proxy at a meeting of the stockholders and entitled to vote or by the stockholders’ written consent pursuant to Section 2.10.

* * * * * *

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ANNEX A-1

AMENDMENT TO STOCK PURCHASE AGREEMENT

This Amendment to Stock Purchase Agreement (this “Amendment”) is made as of September 6, 2017, by and among Algeco Scotsman Global S.à r.l., a Luxembourg société à responsabilité limitée (“Algeco Global”), Algeco Scotsman Holdings Kft., a Hungarian limited liability company (“Algeco Holdings” and together with Algeco Global, each a “Seller” and, collectively, the “Sellers”), Double Eagle Acquisition Corp., a Cayman Islands exempted company (the “Parent Acquiror”), and Williams Scotsman Holdings Corp., a Delaware corporation (the “Holdco Acquiror” and together with the Parent Acquiror, collectively, the “Acquirors”). The Sellers and the Acquirors are referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, the Parties entered into that certain Stock Purchase Agreement (the “Stock Purchase Agreement”), dated as of August 21, 2017, pursuant to which, subject to the satisfaction or waiver of certain conditions set forth therein, the Holdco Acquiror will purchase from the Sellers, and the Sellers will sell to the Holdco Acquiror, all of the issued and outstanding shares of common stock of Williams Scotsman International, Inc. for an aggregate purchase price of $1.1 billion; and

WHEREAS, the Parties desire to amend the Stock Purchase Agreement with respect to the payment of the purchase price as provided below.

NOW, THEREFORE, in consideration for the premises and mutual covenants, representations, warranties and agreements hereinafter set forth, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

1. Defined Terms.  Capitalized terms used in this Amendment and not otherwise defined shall have the meanings specified in the Stock Purchase Agreement.

2. Amendment to Stock Purchase Agreement.  The first sentence of Section 2.02 of the Stock Purchase Agreement is hereby amended and restated as follows:

“The aggregate purchase price for the Shares is $1.1 billion (which amount is inclusive of the amounts required to pay third party and intercompany indebtedness as of the Closing as contemplated by Section 2.03(a)(i)(x) and (y)), of which $1.0215 billion shall be paid in cash to the Sellers and directly to repay indebtedness as contemplated by Section 2.03(a)(i)(x) and (y) (the “Cash Consideration”) and the remaining $78.5 million shall be paid in the form of ten (10) shares of common stock, par value $0.0001 per share (the “Holdco Common Stock”), of the Holdco Acquiror (the “Stock Consideration” and together with the Cash Consideration, the “Purchase Price”), which shares shall represent 10% of the Holdco Common Stock on a fully diluted basis as of the Closing.”

3. Effects of Amendment.  As of and after the date hereof, each reference in the Stock Purchase Agreement to “this Agreement,” “hereunder,” “herein,” “hereby,” or words of like import referring to the Stock Purchase Agreement, and each reference to the Stock Purchase in the exhibits and schedules thereto, shall mean and be a reference to the Stock Purchase Agreement as amended by this Amendment. Except as specifically amended by this Amendment, each term, provision and condition of the Stock Purchase Agreement survives, remains and shall continue in full force and effect.

4. Counterparts.  This Amendment may be executed manually or by facsimile or pdf by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties.

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5. Entire Agreement.  This Amendment, together with the Stock Purchase Agreement (including the Seller Disclosure Schedules and the Acquiror Disclosure Schedules) and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

6. Governing Law.  This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflict of laws principles that would result in the application of the Law of any other jurisdiction.

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IN WITNESS WHEREOF, the Sellers and the Acquirors have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first written above.

ALGECO SCOTSMAN GLOBAL S.À: R.L.

By:	/s/ Diarmuid Cummins Name: Diarmuid Cummins Title: Chief Executive Officer

ALGECO SCOTSMAN HOLDINGS KFT.

By:	/s/ Kakuk Bela Name: Kakuk Bela Title: Managing Director

DOUBLE EAGLE ACQUISITION CORP.

By:	/s/ Jeff Sagansky Name: Jeff Sagansky Title: President and Chief Executive Officer

WILLIAMS SCOTSMAN HOLDINGS CORP.

By:	/s/ Jeff Sagansky Name: Jeff Sagansky Title: President and Chief Executive Officer

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ANNEX A-2

SECOND AMENDMENT TO STOCK PURCHASE AGREEMENT

This Second Amendment to Stock Purchase Agreement (this “Second Amendment”) is made as of November 6, 2017, by and among Algeco Scotsman Global S.à r.l., a Luxembourg société à responsabilité limitée (“Algeco Global”), Algeco Scotsman Holdings Kft., a Hungarian limited liability company (“Algeco Holdings” and together with Algeco Global, each a “Seller” and, collectively, the “Sellers”), Double Eagle Acquisition Corp., a Cayman Islands exempted company (the “Parent Acquiror”), and Williams Scotsman Holdings Corp., a Delaware corporation (the “Holdco Acquiror” and together with the Parent Acquiror, collectively, the “Acquirors”). The Sellers and the Acquirors are referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, the Parties entered into that certain Stock Purchase Agreement, dated as of August 21, 2017 (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Stock Purchase Agreement”);

WHEREAS, the Parties entered into that certain Amendment to Stock Purchase Agreement dated as of September 6, 2017 (the “First Amendment”); and

WHEREAS, the Parties desire to enter into this Second Amendment to make certain additional amendments to the Stock Purchase Agreement as provided below.

NOW, THEREFORE, in consideration for the premises and mutual covenants, representations, warranties and agreements hereinafter set forth, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

1. Defined Terms.  Capitalized terms used in this Second Amendment and not otherwise defined shall have the meanings specified in the Stock Purchase Agreement.

2. Amendments to Stock Purchase Agreement.  The Stock Purchase Agreement shall be amended, effective as of the date hereof, as follows:

a. The ninth “WHEREAS” clause in the Recitals is hereby amended as follows:

i. clause (d) is deleted in its entirety;

ii. clause (g) is amended to replace “based on the term sheet attached hereto as Exhibit I” with “in substantially the form attached hereto as Exhibit I”; and

iii. clause (h) is amended to replace “based on the term sheet attached hereto as Exhibit J” with “in substantially the form attached hereto as Exhibit J”.

b. Section 2.02 is hereby deleted in its entirety and replaced with the following:

“Section 2.02. Purchase Price.  The total amount payable by the Acquirors under this Agreement is $1.1 billion (which amount is inclusive of the amounts required to pay third party and intercompany indebtedness as of the Closing as contemplated by Section 2.03(a)(i)(x) and (y)), which shall be distributed as follows: (1) $1.0215 billion shall be paid in cash (the “Cash Consideration”), first to repay indebtedness as contemplated by Section 2.03(a)(i)(x) and (y), with the remainder to be paid directly to the Sellers as consideration for the Shares, on a pro rata basis calculated as follows and set forth in more particular detail in the funds flow memorandum to be delivered at Closing: (a) 86.44% to Algeco Holdings and (b) 13.56% to Algeco Global; and (2) $78.5 million shall be paid to the Sellers as additional consideration for the Shares, on a pro rata basis corresponding with the ownership percentages set forth in clause (1) above, in the form of (a) common stock, par value $0.0001 per share (the “Holdco Common Stock”), of the Holdco Acquiror, collectively representing 10% of the issued and outstanding Holdco Common Stock on a fully diluted basis as of the Closing and exchangeable into shares of Class A Common Stock of the Parent Acquiror pursuant to the Exchange Agreement, and (b) a corresponding number of shares of

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Class B Common Stock of the Parent Acquiror, representing a non-economic voting interest in the Parent Acquiror, equal to the economic interest in the Parent Acquiror that would be issuable to the Sellers upon exchange of their Holdco Common Stock pursuant to the Exchange Agreement and represented by such shares of Holdco Common Stock, on the terms set forth in the Certificate of Incorporation of the Parent Acquiror, which will be effective at Closing and attached hereto as Exhibit K (collectively, the “Stock Consideration” and together with the Cash Consideration, the “Purchase Price ”). The Cash Consideration will come from the following sources: (i) the gross proceeds of debt financing to be obtained by the Holdco Acquiror in an amount equal to at least $490 million (the “Debt Financing”); (ii) the Equity Investment (defined above) in the amount required pursuant to the terms of the Equity Commitment Letter and the Subscription Agreement; and (iii) all of the cash in the Trust Account as of the Closing Date; provided that the portion of the Cash Consideration that will be funded from the Trust Account will be at least $250 million (or such lesser amount as the Sellers may agree to in writing in their sole discretion and, if the Sellers so agree, with any such shortfall below $250 million to funded by an increase in the Equity Investment to be made on the Closing Date; provided that the Equity Investment will not exceed $500 million).”

c. Section 3.09(f) is hereby amended as follows:

i. “Government Authority” is hereby replaced with “Governmental Authority”; and

ii. “Company Foreign Plan” is hereby replaced with “Company Foreign Benefit Plan”.

d. Section 3.13(e) is hereby amended to replace “Worker Adjustment Retraining and Notification Act of 1988” with “Worker Adjustment and Retraining Notification Act of 1988”.

e. Section 3.15(c) is hereby amended to replace the two references to “Owned Real Property” with “Company Owned Real Property.”

f. Section 3.16(a)(iv) is hereby amended as follows:

i. “Company Indentures” is hereby replaced with “AS Indentures”; and

ii. “WS Credit Facility” is hereby replaced with “AS Credit Facility”.

g. The Carve-out Term Sheet included as Section 3.21 of the Seller Disclosure Schedules is hereby deleted in its entirety and replaced with the Carve-out Term Sheet attached hereto as Annex 1 and all references in the Stock Purchase Agreement to Section 3.21 of the Seller Disclosure Schedules and/or the Carve-out Term Sheet shall mean and be a reference to the Carve-out Term Sheet attached as Annex 1 to this Second Amendment.

h. Section 4.03(a) is hereby amended to replace “Acquiror Governing Documents” with “Parent Acquiror Governing Documents”.

i. Section 4.04 is hereby amended to replace all references to “Transaction Documents” with “Transaction Agreements”.

j. Section 5.01(i) and Section 5.01(j) are hereby respectively amended to replace references to “Company Indentures” with “AS Indentures”.

k. Section 6.01(d) is hereby amended to replace “Transaction Documents” with “Transaction Agreements”.

l. Section 6.02 is hereby amended to replace “Parent Governing Documents” with “Parent Acquiror Governing Documents”.

m. The last sentence of Section 7.04 is hereby deleted in its entirety and replaced with the following:

“In addition, the Parent Acquiror has obtained an amended equity commitment letter, dated as of November 6 2017, by and between the TDR Investor and the Parent Acquiror (the “Equity Commitment Letter”), pursuant to which the TDR Investor has committed, subject to

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the terms and conditions set forth therein, to invest the amount set forth therein to purchase equity interests of the Parent Acquiror in connection with the Transactions.”

n. ARTICLE VII is hereby amended to include the following Section 7.10:

“Section 7.10. Leaseback Agreement.  Prior to the Closing, each Party shall, and shall cause its respective Affiliates and Representatives to, negotiate in good faith to agree the definitive terms of a lease agreement between Sellers and the Company, pursuant to which the Company will lease to Sellers certain fixed assets scheduled thereto for a term of two years.”

o. Section 8.01(h) is hereby deleted in its entirety and replaced with the following:

“(h) Initial Board Composition.  Subject to the Closing occurring, the following persons shall have been appointed to the Board of Directors of the Parent Acquiror in the respective classes designated below:

Class I: Mark Bartlett and Bradley Soultz

Class II: Fredrick Rosen and Gerry Holthaus

Class III: Gary Lindsay, Stephen Robertson and Jeff Sagansky.”

p. Section 10.01 is hereby amended to add the following clause:

“(e) any liabilities accrued as of the Closing Date with respect to Company Continuing Employees and Excluded Employees, in each case arising out of: (i) the Algeco Scotsman Long-Term Cash Incentive Plan, (ii) the Algeco/Scotsman Long-Term Equity Incentive Plan or (iii) the Williams Scotsman, Inc. Change of Control Plan, as the case may be.”

q. Exhibit A is hereby amended as follows:

i. “Acquiror Material Adverse Effect” is hereby amended to replace the reference to “Transaction Documents” with “Transaction Agreements”;

ii. “Ancillary Agreements” is hereby amended to delete the reference to “the Nominating Agreement”;

iii. the definition of “Founder Designees” is hereby deleted in its entirety;

iv. the definition of “Nominating Agreement” is hereby deleted in its entirety;

v. “Permitted Liens” is hereby amended to replace the reference to “Company Indentures” with “AS Indentures”; and

vi. the definition of “TDR Designees” is hereby deleted in its entirety.

r. The Earnout Agreement in the form attached as Exhibit C to the Stock Purchase Agreement is hereby replaced in its entirety with the form attached hereto as Annex 2 and all references in the Stock Purchase Agreement to Exhibit C and/or the Earnout Agreement shall mean and be a reference to the Earnout Agreement attached as Annex 2 to this Second Amendment.

s. The Nominating Agreement in the form attached as Exhibit F to the Stock Purchase Agreement is hereby deleted in its entirety and all references in the Stock Purchase Agreement to Exhibit F and/or the Nominating Agreement shall be deleted as described elsewhere in this Second Amendment. Effective as of this Second Amendment, for purposes of the exhibits attached to the Stock Purchase Agreement, Exhibit F will be “Intentionally Omitted”.

t. The Exchange Agreement Term Sheet in the form attached as Exhibit I is hereby replaced in its entirety with the form of agreement attached hereto as Annex 3 and all references in the Stock Purchase Agreement to Exhibit I and/or the Exchange Agreement shall mean and be a reference to the Exchange Agreement attached as Annex 3 to this Second Amendment.

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u. The Shareholders Agreement Term Sheet in the form attached as Exhibit J is hereby replaced in its entirety with the form of agreement attached hereto as Annex 4 and all references in the Stock Purchase Agreement to Exhibit J and/or the Shareholders Agreement shall mean and be a reference to the Shareholders Agreement attached as Annex 4 to this Second Amendment.

v. The Certificate of Incorporation of the Parent Acquiror in the form attached to the Stock Purchase Agreement as Exhibit K is hereby replaced in its entirety with the form of Certificate of Incorporation attached hereto as Annex 5 and all references in the Stock Purchase Agreement to Exhibit K and/or the New Parent Acquiror Governing Documents shall mean and be a reference to the Certificate of Incorporation attached as Annex 5 to this Second Amendment.

3. Consent.  In accordance with the provisions of Section 5.01 of the Stock Purchase Agreement, the Acquirors hereby consent to the Company’s adoption of a Change of Control Plan, pursuant to which certain employees named therein will receive a lump sum payment on or before the Closing Date and, in connection therewith, such employees shall waive their respective rights to any and all payments under Sellers’ long term incentive plans. For the avoidance of doubt, all payment obligations under such Change of Control Plan shall be a liability of the Sellers, as contemplated by Section 10.01 of the Stock Purchase Agreement, as amended by Section 2(p) of this Second Amendment.

4. Effects of this Second Amendment.  As of and after the date hereof, each reference in the Stock Purchase Agreement to “this Agreement,” “hereunder,” “herein,” “hereby,” or words of like import referring to the Stock Purchase Agreement, and each reference to the Stock Purchase in the exhibits and schedules thereto, shall mean and be a reference to the Stock Purchase Agreement as amended by the First Amendment and this Second Amendment. Except as specifically amended by the First Amendment and this Second Amendment, each term, provision and condition of the Stock Purchase Agreement survives, remains and shall continue in full force and effect.

5. Counterparts.  This Second Amendment may be executed manually or by facsimile or pdf by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties.

6. Entire Agreement.  This Second Amendment, including each of the Annexes respectively attached hereto, together with the Stock Purchase Agreement, the First Amendment, the Seller Disclosure Schedules, the Acquiror Disclosure Schedules and the Ancillary Agreements, constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

7. Governing Law.  This Second Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflict of laws principles that would result in the application of the Law of any other jurisdiction.

[Signature page immediately follows]

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IN WITNESS WHEREOF, Sellers and Acquirors have caused this Second Amendment to be executed by their respective officers thereunto duly authorized as of the date first written above.

ALGECO SCOTSMAN GLOBAL S.À: R.L.

By:	/s/ Diarmuid Cummins Name: Diarmuid Cummins Title: Chief Executive Officer

ALGECO SCOTSMAN HOLDINGS KFT.

By:	/s/ Kakuk Bela Name: Kakuk Bela Title: Managing Director

DOUBLE EAGLE ACQUISITION CORP.

By:	/s/ Jeff Sagansky Name: Jeff Sagansky Title: President and Chief Executive Officer

WILLIAMS SCOTSMAN HOLDINGS CORP.

By:	/s/ Jeff Sagansky Name: Jeff Sagansky Title: President

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ANNEX 1

Section 3.21 of Seller Disclosure Schedules
Carve-out Term Sheet

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ANNEX 2

EARNOUT AGREEMENT

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ANNEX 3

EXCHANGE AGREEMENT

Please see Annex H to this proxy statement/prospectus

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ANNEX 4

SHAREHOLDERS AGREEMENT

Please see Annex G to this proxy statement prospectus

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ANNEX 5

CERTIFCATE OF INCORPORATION OF PARENT ACQUIROR

Please see Annex C to this proxy statement/prospectus

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ANNEX B

THE COMPANIES LAW (2013 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

DOUBLE EAGLE ACQUISITION CORP.

(adopted by special resolution dated August 13, 2015)

THE COMPANIES LAW (2013 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

DOUBLE EAGLE ACQUISITION CORP.

(adopted by special resolution dated August 13, 2015)

1	The name of the Company is Double Eagle Acquisition Corp.
2	The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.
3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.
4	The liability of each Member is limited to the amount unpaid on such Member’s shares.
5	The share capital of the Company is US$40,100 divided into 380,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, 20,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and 1,000,000 preferred shares of a par value of US$0.0001 each.
6	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.
7	Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

THE COMPANIES LAW (2013 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

DOUBLE EAGLE ACQUISITION CORP.

(adopted by special resolution dated August 13, 2015)

1	Interpretation
1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Articles”	means these articles of association of the Company.
“Audit Committee”	means the audit committee of the Company formed pursuant to Article 42.2 hereof, or any successor audit committee.
“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).
“Business Combination”	has the meaning given to it in Article 49.1.
“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.
“Class A Share”	means the Class A Ordinary Shares of US$0.0001 par value each in the authorised capital of the Company issued subject to and in accordance with the provisions of the Statute and of the Articles and having the rights provided for under the Articles.
“Class B Share”	means the Class B Ordinary Shares of US$0.0001 par value each in the authorised capital of the Company issued subject to and in accordance with the provisions of the Statute and of the Articles and having the rights provided for under the Articles.
“clearing house”	a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.
“Company”	means Double Eagle Acquisition Corp.
“Designated Stock Exchange”	means any national securities exchange in the United States on which Shares are listed for trading, including The Nasdaq Stock Market LLC, the NYSE MKT LLC or The New York Stock Exchange LLC.
“Directors”	means the directors for the time being of the Company.
“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.
“Electronic Record”	has the same meaning as in the Electronic Transactions Law.

“Electronic Transactions Law”	means the Electronic Transactions Law (2003 Revision) of the Cayman Islands.
“Founders”	means all Members immediately prior to the consummation of the IPO.
“IPO”	means the Company’s initial public offering of securities.
“IPO Repurchase”	has the meaning given to it in Article 49.3.
“Member”	has the same meaning as in the Statute.
“Memorandum”	means the memorandum of association of the Company, as amended from time to time.
“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.
“Over-allotment Option”	means the option of the Underwriters to purchase up to an additional 15% of the units (as described at Article 3.3) sold in the IPO at a price equal to $10.00 per unit, less underwriting discounts and commissions.
“Private Placement Warrants”	has the meaning given to it in Article 49.1.
“Repurchase Limitation”	has the meaning given to it in Article 49.2.
“Repurchase Price”	has the meaning given to it in Article 49.3.
“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.
“Registered Office”	means the registered office for the time being of the Company.
“Seal”	means the common seal of the Company and includes every duplicate seal.
“SEC”	means the United States Securities and Exchange Commission.
“Share”	means a share in the Company and includes a fraction of a share in the Company.
“Special Resolution”	has the same meaning as in the Statute, and includes a unanimous written resolution.
“Statute”	means the Companies Law (2013 Revision) of the Cayman Islands.
“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.
“Trust Account”	has the meaning given to it in Article 49.1.
“Underwriters”	means the underwriters of the IPO.

1.2	In the Articles:
(a)	words importing the singular number include the plural number and vice versa;
(b)	words importing the masculine gender include the feminine gender;
(c)	words importing persons include corporations as well as any other legal or natural person;
(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;
(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;
(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;
(g)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;
(h)	the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);
(i)	headings are inserted for reference only and shall be ignored in construing the Articles;
(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;
(k)	any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Law;
(l)	sections 8 and 19(3) of the Electronic Transactions Law shall not apply;
(m)	the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and
(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.
2	Commencement of Business
2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.
2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.
3	Issue of Shares
3.1	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend or other distribution, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights.
3.2	The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3	The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.
3.4	The Company shall not issue Shares to bearer.
4	Rights Attaching to Shares
4.1	The rights attaching to all Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to Article 11) with the exception that the holder of a Class B Share shall have the Conversion Rights referred to in Article 4.2.
4.2	Conversion Rights. On the first business day following the consummation of the Company’s initial Business Combination, each Class B Share shall automatically be converted into Class A Shares on a one-for-one basis; provided that, in the case that, in connection with the consummation of a Business Combination, additional Class A Shares, or equity-linked securities exercisable for or convertible into Class A Shares, are issued or deemed issued in excess of the amount of Class A Shares issued in the IPO (such additional Shares, including Shares underlying such equity-linked securities, “BC Shares”), the ratio at which the Class B Shares shall convert into Class A Shares shall be adjusted (unless the holders of a majority of the Class B Shares agree to waive such adjustment with respect to any such issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares shall equal, in the aggregate, on an as-converted basis, 20% of the total number of all Shares outstanding immediately following the consummation of the Business Combination including the BC Shares, excluding any Shares issued, or to be issued, to any seller in the Business Combination and any Private Placement Warrants issued upon conversion of loans made to the Company by the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors..

References in this Article 4.2 to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

Notwithstanding anything to the contrary contained herein, in no event shall the Class B Shares convert into Class A Shares at a ratio that is less than one-for-one.

Each Class B Share shall convert into its pro rata number of Class A Shares as set forth in this Article 4.2. The pro rata share for each holder of Class B Shares will be determined as follows: Each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the issued and outstanding Class B Shares shall be converted pursuant to this Article and the denominator of which shall be the total number of issued and outstanding Class B Shares at the time of conversion.

Reservation of Shares.  The Directors shall not issue allot or issue Class A Shares such that the number of authorised but unissued Class A Shares would at any time be insufficient to permit the conversion of all Class B Shares from time to time outstanding into Class A Shares.

5	Register of Members
5.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.
5.2	The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

6	Closing Register of Members or Fixing Record Date
6.1	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the requirements of the Designated Stock Exchange, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.
6.2	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.
6.3	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.
7	Certificates for Shares
7.1	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.
7.2	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.
7.3	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.
7.4	Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.
7.5	Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the Designated Stock Exchange may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

8	Transfer of Shares
8.1	Subject to the terms of these Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with applicable rules of the SEC and federal and state securities laws of the United States. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to Article 3 on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.
8.2	The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.
9	Redemption, Repurchase and Surrender of Shares
9.1	Subject to the provisions of the Statute, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Shares issued in the IPO, and except Shares redeemed in accordance with Article 4.2, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to repurchasing or redeeming shares of the Company:
(a)	members who hold Shares issued in the IPO are entitled to request repurchase of such Shares in the circumstances described in Article 49.3;
(b)	Class B Shares held by the Founders shall be compulsorily repurchased on a pro rata basis to the extent that the Over-allotment Option is not exercised in full so that the Founders will own 20% of the Company’s issued and outstanding Shares after the IPO (exclusive of any securities purchased in a private placement simultaneously with the IPO); and
(c)	Class B Shares held by the Founders shall be compulsorily redeemed in accordance with the provisions of Article 4.2;
(d)	shares issued in the IPO shall be redeemed or purchased in the circumstances set out in Article 49.2(b).
9.2	Subject to the provisions of the Statute, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, repurchases or redemptions of Shares in the circumstances described at Articles 4.2, 9.1(a), 9.1(b), 9.1(c) and 9.1(d) above shall not require further approval of the Members.
9.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.
9.4	The Directors may accept the surrender for no consideration of any fully paid Share.

10	Treasury Shares
10.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.
10.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).
11	Variation of Rights of Shares
11.1	If at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.
11.2	For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.
11.3	The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.
12	Commission on Sale of Shares
The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.
13	Non Recognition of Trusts
The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.
14	Lien on Shares
14.1	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

14.2	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.
14.3	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.
14.4	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.
15	Call on Shares
15.1	Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.
15.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.
15.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.
15.4	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.
15.5	An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.
15.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.
15.7	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.
15.8	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

16	Forfeiture of Shares
16.1	If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.
16.2	If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.
16.3	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.
16.4	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.
16.5	A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.
16.6	The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.
17	Transmission of Shares
17.1	If a Member dies the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.
17.2	Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

17.3	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.
18	Amendments of Memorandum and Articles of Association and Alteration of Capital
18.1	The Company may by Ordinary Resolution:
(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;
(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;
(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;
(d)	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and
(e)	cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.
18.2	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.
18.3	Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution and Article 49.1, the Company may by Special Resolution:
(a)	change its name;
(b)	alter or add to the Articles;
(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and
(d)	reduce its share capital or any capital redemption reserve fund.
19	Offices and Places of Business
Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.
20	General Meetings
20.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2	The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in December of each year at ten o’clock in the morning. At these meetings the report of the Directors (if any) shall be presented.
20.3	The Directors, the chief executive officer or the chairman of the board of Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.
20.4	A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than ten per cent. in par value of the issued Shares which as at that date carry the right to vote at general meetings of the Company.
20.5	The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.
20.6	If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of the requisitionists, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.
20.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.
21	Notice of General Meetings
21.1	At least five days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:
(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and
(b)	in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety five per cent. in par value of the Shares giving that right.
21.2	The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.
22	Proceedings at General Meetings
22.1	No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.
22.2	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

22.3	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.
22.4	If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.
22.5	The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.
22.6	If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.
22.7	The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.
22.8	When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.
22.9	A resolution put to the vote of the meeting shall be decided on a poll.
22.10	A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.
22.11	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.
22.12	In the case of an equality of votes the chairman shall be entitled to a second or casting vote.
23	Votes of Members
23.1	Subject to any rights or restrictions attached to any Shares, every Member present in any such manner shall have one vote for every Share of which he is the holder.
23.2	In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.
23.3	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

23.4	No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.
23.5	No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.
23.6	Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.
23.7	A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.
24	Proxies
24.1	The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.
24.2	The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

24.3	The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.
24.4	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

25	Corporate Members
25.1	Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.
25.2	If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of such Shares held by the clearing house (or its nominee(s)).
26	Shares that May Not be Voted
Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.
27	Directors
There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.
28	Powers of Directors
28.1	Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.
28.2	All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.
28.3	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.
28.4	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.
29	Appointment and Removal of Directors
29.1	The Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.
29.2	The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

30	Vacation of Office of Director
The office of a Director shall be vacated if:
(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or
(b)	the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or
(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or
(d)	the Director is found to be or becomes of unsound mind; or
(e)	all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.
31	Proceedings of Directors
31.1	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director.
31.2	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.
31.3	A person may participate in a meeting of the Directors or committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.
31.4	A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.
31.5	A Director may, or other officer of the Company on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.
31.6	The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.
31.7	The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

31.8	All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.
31.9	A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.
32	Presumption of Assent
A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.
33	Directors’ Interests
33.1	A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.
33.2	A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.
33.3	A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.
33.4	No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.
33.5	A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.
34	Minutes
The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

35	Delegation of Directors’ Powers
35.1	The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.
35.2	The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.
35.3	The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.
35.4	The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.
35.5	The Directors shall appoint a chief executive officer and a secretary and may appoint such other officers of the Company (including, for the avoidance of doubt and without limitation, any chairman of the board of Directors, vice chairman of the board of Directors, one or more presidents, a chief financial officer, a treasurer, vice-presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries or any other officers as may be determined by the Directors) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer of the Company may be removed by resolution of the Directors or Members. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.
36	No Minimum Shareholding
The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.
37	Remuneration of Directors
37.1	The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no remuneration shall be paid to any Director prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.
37.2	The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.
38	Seal
38.1	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer of the Company or other person appointed by the Directors for the purpose.
38.2	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.
38.3	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.
39	Dividends, Distributions and Reserve
39.1	Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by the Statute.
39.2	Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.
39.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.
39.4	The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.
39.5	Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6	The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.
39.7	Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.
39.8	No Dividend or other distribution shall bear interest against the Company.
39.9	Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.
40	Capitalisation
The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.
41	Books of Account
41.1	The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books of account shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.
41.2	The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3	The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.
42	Audit
42.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.
42.2	Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the Directors shall establish and maintain an Audit Committee as a committee of the board of Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Designated Stock Exchange.
42.3	If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee, if one exists, and the Directors, if an Audit Committee does not exist, for the review and approval of potential conflicts of interest.
42.4	The remuneration of the Auditor shall be fixed by the Audit Committee, if one exists, and by the Directors if an Audit Committee does not exist.
42.5	If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.
42.6	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.
42.7	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.
43	Notices
43.1	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served in accordance with the requirements of the Designated Stock Exchange.
43.2	Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient.
43.3	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.
43.4	Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.
44	Winding Up
44.1	If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:
(a)	if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or
(b)	if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.
44.2	If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.
45	Indemnity and Insurance
45.1	Every Director and officer of the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former officer of the Company (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.
45.2	The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.
45.3	The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.
46	Financial Year
Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.
47	Transfer by Way of Continuation
If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.
48	Mergers and Consolidations
The Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.
49	Business Combination
49.1	Notwithstanding any other provision of these Articles, this Article 48 shall apply during the period commencing upon the adoption of these Articles and terminating upon the first to occur of the consummation of any Business Combination and the complete liquidation of the Trust Account (as defined below) pursuant to Article 48.4. A “Business Combination” shall mean a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination, with one or more businesses or entities (the “target business”), which Business Combination: (i) must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the agreement to enter into the Business Combination; and (ii) must not be effectuated with another blank check company or a similar company with nominal operations.
In the event of a conflict between this Article 49 and any other Articles, the provisions of this Article 49 shall prevail. “Trust Account” shall mean the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with the proceeds of the private placement of the warrants simultaneously with the closing date of the IPO (the “Private Placement Warrants”), will be deposited.

49.2	Prior to the consummation of any Business Combination, the Company shall either:
(a)	submit such Business Combination to its Members for approval; or
(b)	provide Members with the opportunity to have their Class A Shares repurchased by means of a tender offer for a per Class A Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest, less income taxes payable, divided by the number of then outstanding Class A Shares that were sold as part of the units in the IPO, provided that the Company shall not repurchase Class A Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 (the “Repurchase Limitation”).
The Company shall initiate any tender offer in accordance with Rule 13e-4 and Regulation 14E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall file tender offer documents with the SEC prior to completing a Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act.
At a meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that a majority of the Shares voted are voted for the approval of the Business Combination, the Company shall be authorised to consummate the Business Combination.
49.3	Any Member holding Class A Shares who is not a Founder, officer or Director may, contemporaneously with any vote on a Business Combination, request to have their Class A Shares issued in the IPO repurchased for cash (the “IPO Repurchase”), provided that no such Member acting together with any affiliate of his or any other person with whom he is acting in concert or as a partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this repurchase request with respect to more than 20 per cent. of the Shares issued in the IPO. If so requested, the Company shall pay any such repurchasing Member, regardless of whether he is voting for or against such proposed Business Combination, a per Class A Share repurchase price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest, less income taxes payable, divided by the number of then outstanding Class A Shares that were sold as part of the units in the IPO (such repurchase price being referred to herein as the “Repurchase Price”). Repurchases pursuant to this Article 49.3 are subject to the Repurchase Limitation.
The Repurchase Price shall be paid promptly following the consummation of the relevant Business Combination. If the proposed Business Combination is not approved or completed for any reason then such repurchases shall be cancelled and share certificates (if any) returned to the relevant Members as appropriate.
49.4	In the event that:
(a)	the Company does not consummate a Business Combination by 31 December 2017, or such later time as the Members of the Company may approve in accordance with these Articles, the Company shall: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the Class A Shares issued in the IPO, at a per-share price, payable in cash, equal to the proceeds then on deposit in the Trust Account including interest (less up to US$100,000 of interest to pay dissolution expenses), less income taxes payable, divided by the number of then outstanding Class A Shares issued in the IPO, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and its board of directors, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

(b)	any amendment is made to Article 49.4 that would affect the substance or timing of the Company’s obligation to redeem 100% of the Class A Shares if the Company has not consummated an initial Business Combination by December 31, 2017 each holder of Class A Shares who is not a Founder, officer or Director shall be provided with the opportunity to redeem their Class A Shares upon the approval of any such amendment, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest, less income taxes payable, divided by the number of then outstanding Class A Shares that were sold as part of the units in the IPO. The Company’s ability to provide such opportunity is subject to the Redemption Limitation.
49.5	A holder of Class A Shares issued in the IPO shall be entitled to receive distributions from the Trust Account only in the event of an IPO Repurchase, of shares by means of a tender offer pursuant to Article 49.2(b), or a distribution of the Trust Account pursuant to Article 49.4. In no other circumstance shall a holder of Shares issued in the IPO have any right or interest of any kind in the Trust Account.
49.6	After the issue of Shares in the IPO, and prior to the consummation of a Business Combination, the Directors shall not issue additional Shares or any other securities that participate in any manner in the Trust Account or that vote as a class with Shares issued in the IPO on any Business Combination.
49.7	The Directors shall be divided into three classes: Class A, Class B and Class C. The number of Directors in each class shall be as nearly equal as possible. Upon the adoption of these Articles, the existing Directors shall by resolution classify themselves as Class A, Class B or Class C Directors. The Class A Directors shall stand elected for a term expiring at the Company’s first annual general meeting, the Class B Directors shall stand elected for a term expiring at the Company’s second annual general meeting and the Class C Directors shall stand elected for a term expiring at the Company’s third annual general meeting. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual general meeting after their election. Except as the Statute or other applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in these Articles), or by the sole remaining Director. All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A Director elected to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.
49.8	The Company may enter into a Business Combination with a target business that is affiliated with Double Eagle Acquisition LLC (the “Sponsor”), the Directors or executive officers of the Company. In the event the Company seeks to complete an initial Business Combination with a target that is affiliated with the Sponsor, executive officers or Directors, the Company, or a committee of independent Directors, would obtain an opinion from an independent investment banking firm that is a member of the Financial Industry Regulatory Authority or an independent accounting firm that such an initial Business Combination is fair to the Company from a financial point of view.
49.9	The Company shall not enter into an initial Business Combination with another blank check company or a similar company with nominal operations.

ANNEX C

FORM OF CERTIFICATE OF INCORPORATION

OF

Williams Scotsman Corporation

ARTICLE I

Name

The name of the Corporation is Williams Scotsman Corporation (the “Corporation”).

ARTICLE II

Registered Agent; Registered Office

The address of the Corporation’s registered office in the State of Delaware is [Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801]. The name of the Corporation’s registered agent at such address is [The Corporation Trust Company].

ARTICLE III

Purposes

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV

Incorporator

The name and mailing address of the incorporator are [•], c/o [•].

ARTICLE V

Capital Stock

1. Authorized Stock.  Prior to the filing of this Certificate of Incorporation, the Corporation was a Cayman Islands exempted company (at such time, the “Predecessor Corporation”), which had authorized share capital consisting of 1,000,000 Preferred Shares, par value $0.0001 per share (“Predecessor Preferred Shares”), 380,000,000 Class A Ordinary Shares, par value $0.0001 per share (the “Predecessor Class A Ordinary Shares”) and 20,000,000 Class B Ordinary Shares, par value $0.0001 per share (the “Predecessor Class B Ordinary Shares”). Immediately upon the acceptance of this Certificate of Incorporation for filing by the Secretary of State of the State of Delaware, each one (1) Predecessor Class B Ordinary Share automatically, without any further action, converted into an equal number of Predecessor Class A Ordinary Shares. Immediately following the conversion of Predecessor Class B Ordinary Shares into Predecessor Class A Ordinary Shares, the Predecessor Class A Ordinary Shares issued and outstanding or held as treasury stock, automatically and without further action by any stockholder, were reclassified as, and became, shares of Class A Common Stock (as defined below). As a result, the total number of shares of all classes of stock that the Corporation is authorized to issue is 501,000,000 shares of stock, consisting of (a) 1,000,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”), (b) 500,000,000 shares of common stock (“Common Stock”), including (i) 400,000,000 shares of Class A common stock, par value $0.0001 (“Class A Common Stock”) and (ii) 100,000,000 shares of Class B common stock, par value $0.0001 (“Class B Common Stock”). Each share of Common Stock shall entitle the holder hereof to one (1) vote on each matter submitted to a vote at a meeting of stockholders.

2. Preferred Stock.  Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors of the Corporation (the “Board”), authority to do so being hereby expressly vested in the Board. The Board is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any wholly unissued series of Preferred Stock, including without limitation authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

3. Common Stock.

(a) Except as otherwise required by law or this Certificate, the holders of the Common Stock shall possess all voting power with respect to the Corporation. The holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote. The holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters submitted to a vote of the stockholders of the Corporation.

(b) Except as otherwise required by law or this Certificate, at any annual or special meeting of the stockholders of the Corporation, the holders of the Common Stock shall have the exclusive right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders.

(c) Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of the Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor, and shall share equally on a per share basis in such dividends and distributions; provided, however, that the holders of Class B Common Stock shall not be entitled to share in any such dividends or other distributions.

(d) Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of the Common Stock held by them; provided, however, that the holders of Class B Common Stock shall not be entitled to receive any portion of any such assets in respect of their shares of Class B Common Stock.

4. Class B Common Stock.

(a) Shares of Class B Common Stock may only be issued to and held by Algeco Scotsman Global S.à r.l., a Luxembourg société à responsabilité limitée (“Algeco Global”) and Algeco Scotsman Holdings Kft., a Hungarian limited liability company (together with Algeco Global, the “Sellers”) and their respective Permitted Transferees (as defined in the Exchange Agreement, dated as of [           ], 2017, by and among the Corporation, the Sellers, and the Holdco Acquiror (as defined below) (the “Exchange Agreement”)) and any other transferee of shares of common stock of Williams Scotsman Holdings Corp. (the “Holdco Acquiror”) to the extent permitted by the Exchange Agreement (collectively, the “Permitted Holders”).

(b) At any time the Holdco Acquiror issues a share of its common stock to a Permitted Holder, the Corporation shall issue a share of Class B Common Stock to such Permitted Holder. Upon the conversion or cancellation of any share of the Holdco Shares pursuant to the Exchange Agreement, the corresponding share of Class B Common Stock automatically shall be cancelled for no consideration being paid or issued with respect thereto and without any action on the part of any person, including the Corporation, subject to the terms of the Exchange Agreement. Any such cancelled shares of Class B Common Stock shall be deemed no longer outstanding, and all rights with respect to such shares shall automatically cease and terminate. Shares of Class B Common Stock may only be transferred to a person other than the Corporation if the transferee is a Permitted Holder and an equal number of shares of the Holdco Shares are simultaneously transferred to such transferee in accordance with the Exchange Agreement. If shares of the Holdco Shares are being transferred to a Permitted Holder in accordance with the Exchange Agreement, an equal number of shares of Class B Common Stock must be simultaneously transferred to such transferee. The Corporation shall take all actions necessary so that, for so long as the Class B Common Stock is outstanding, the number of shares of Class B Common Stock outstanding equals the number of shares of the Holdco Shares outstanding and held by the Permitted Holders. For the avoidance of doubt, nothing herein restricts the ability of the Permitted Holders from surrendering shares of Class B Common Stock to the Corporation pursuant to the Exchange Agreement.

(c) The Corporation shall, and shall cause the Holdco Acquiror to, take all actions necessary so that, for as long as the Class B Common Stock is outstanding, the number of shares of the Holdco Shares outstanding equals the number of shares of Class B Common Stock outstanding. The Corporation shall take all such other actions as may be reasonably necessary or advisable to give effect to the intended substantive economic results of the provisions of this Certificate and the Exchange Agreement.

(d) At any time when there are no longer any shares of Class B Common Stock outstanding, this Certificate automatically shall be deemed amended to delete this Section 5.4 in its entirety.

ARTICLE VI

Bylaws

In furtherance and not in limitation of the powers conferred by statute, the Board shall have the power to adopt, amend, repeal or otherwise alter the bylaws of the Corporation (the “Bylaws”) without any action on the part of the stockholders; provided, however, that any Bylaws made by the Board may be amended, altered or repealed by the stockholders.

ARTICLE VII

Directors

1. Board of Directors.  The business and affairs of the Corporation shall be managed by or under the direction of the Board. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate of Incorporation or the Bylaws, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

2. Number; Term; Election; Qualification.  The number of directors that constitutes the initial Board is seven and shall be fixed from time to time by resolution of the Board in accordance with the Bylaws. The Board shall be divided into three classes designated Class I, Class II and Class III. The number of directors elected to each class shall be as nearly equal in number as possible. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board. Each Class I director shall be elected to an initial term to expire at the first annual meeting of stockholders following effectiveness of this Certificate of Incorporation, each Class II director shall be elected to an initial term to expire at the second annual meeting of stockholders following effectiveness of this Certificate of Incorporation and each Class III director shall be elected to an initial term to expire at the third annual meeting of stockholders following effectiveness of this Certificate of Incorporation. Upon the expiration of the initial terms of office for each class of directors, the directors of each class shall be elected for a term of three years to serve until their successors have been duly elected and qualified or until their earlier resignation or removal, except that if any such election shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the DGCL. Each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation, or removal. If the number of directors is hereafter changed, no decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

3. Removal and Vacancies.  Vacancies occurring on the Board for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the Board, although less than a quorum, or by a sole remaining director, at any meeting of the Board. A person so elected by the Board to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be duly elected and qualified.

ARTICLE VIII

Indemnification of Directors

1. Limitation of Liability.  A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. If the DGCL is hereafter amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of each current or former director or officer of the Corporation shall be limited or eliminated to the fullest extent permitted by the DGCL as so amended from time to time. Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

2. Indemnification.  The Corporation shall, in accordance with this Certificate of Incorporation and the Bylaws, indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) (a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, member, trustee, partner, representative or agent of another corporation, partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans maintained or sponsored by the Corporation (an “indemnitee”), against all expense, liability and loss (including attorneys’ fees, judgments, fines, excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee. The Corporation shall be required to indemnify an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if the initiation of such proceeding (or part thereof) by the indemnitee was authorized by the Board. Each person who was, is or becomes a director or officer of the Corporation shall be deemed to have served or to have continued to serve in such capacity in reliance upon the indemnity provided for in this Article VIII. All rights to indemnification under this Article VIII shall be deemed to have vested at the time such person becomes or became a director or officer of the Corporation, and such rights shall continue as to an indemnitee who has ceased to be a director and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, modification, alteration or repeal of this Article VIII that in any way diminishes, limits, restricts, adversely affects or eliminates any right of an indemnitee or his or her successors to indemnification, advancement of expenses or otherwise shall be prospective only and shall not in any way diminish, limit, restrict, adversely affect or eliminate any such right with respect to any actual or alleged state of facts, occurrence, action or omission then or previously existing, or any action, suit or proceeding previously or thereafter brought or threatened based in whole or in part upon any such actual or alleged state of facts, occurrence, action or omission. Claims for indemnification shall be made pursuant to the procedural requirements of the Bylaws.

3. Insurance.  The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

ARTICLE IX

Exclusive Jurisdiction for Certain Actions

1. Exclusive Forum.  Unless the Board or one of its committees otherwise approves, in accordance with Section 141 of the DGCL, this Certificate of Incorporation and the Bylaws, to the selection of an alternate forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware also does not have jurisdiction, the United States District Court for the District of Delaware) shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of this Certificate of Incorporation or the Bylaws or (v) any action asserting a claim against the Corporation governed by the internal affairs doctrine (each, a “Covered Proceeding”).

2. Personal Jurisdiction.  If any action the subject matter of which is a Covered Proceeding is filed in a court other than the Court of Chancery of the State of Delaware, or, where permitted in accordance with paragraph (a) above, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (each, a “Foreign Action”) in the name of any person or entity (a “Claiming Party”) without the prior approval of the Board or one of its committees in the manner described in paragraph (a) above, such Claiming Party shall be deemed to have consented to (i) the personal jurisdiction of the Court of Chancery of the State of Delaware, or, where applicable, the Superior Court of the State of Delaware and the United States District Court for the District of Delaware, in connection with any action brought in any such courts to enforce paragraph (a) above (an “Enforcement Action”) and (ii) having service of process made upon such Claiming Party in any such Enforcement Action by service upon such Claiming Party’s counsel in the Foreign Action as agent for such Claiming Party.

3. Notice and Consent.  Any person or entity purchasing or otherwise acquiring any interest in the shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article IX and waived any argument relating to the inconvenience of the forums reference above in connection with any Covered Proceeding.

ARTICLE X

Severability

If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE XI

Corporate Opportunity

The doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its non-employee directors, or any of their affiliates, in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Certificate of Incorporation or in the future. In addition to the foregoing, the doctrine of corporate opportunity shall not apply to any other corporate opportunity with respect to any of the non-employee directors of the Corporation unless such corporate opportunity is offered to such person solely in his or her capacity as a director of the Corporation and such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue.

ARTICLE XII

Amendment

Except as expressly provided herein, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that Articles V, VI, VII, VIII, IX, X, XI, and XII of this Certificate of Incorporation may only be amended or repealed by an affirmative vote of the holders of a majority of the outstanding shares of all capital stock entitled to vote upon such amendment or repeal, voting as a single class

* * * * *

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Incorporation to be executed on           , 2017.

DOUBLE EAGLE ACQUISITION CORP.,
a Cayman Islands company

By:	Name: Title:

ANNEX D

BYLAWS

OF

Williams Scotsman Corporation

Adopted   , 2017

Article 1

Stockholders

1.1 Place of Meetings.  Meetings of stockholders of Williams Scotsman Corporation, a Delaware corporation (the “Corporation”), shall be held at the place, either within or without the State of Delaware, as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) from time to time; provided, that the Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the “DGCL”).

1.2 Annual Meetings.  Annual meetings of stockholders shall be held at such time and place as fixed by the Board of Directors for the purpose of electing directors and transacting any other business as may properly come before such meetings.

1.3 Special Meetings.  Except as otherwise required by law, special meetings of stockholders for any purpose or purposes may be called at any time only by the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer of the Corporation, to be held at such place, date and time as shall be designated in the notice or waiver of notice thereof. Only business within the purposes described in the Corporation’s notice of meeting required by Section 1.4 may be conducted at the special meetings. The ability of the stockholders to call a special meeting is specifically denied.

1.4 Notice of Meetings.  Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given that shall state the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the Corporation’s Certificate of Incorporation (as the same may be amended or restated from time to time, the “Certificate of Incorporation”) or these Bylaws, the written notice of any meeting shall be given no fewer than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the Corporation. If delivered or given by any other permitted means, such notice shall be deemed delivered when dispatched by any generally accepted means of electronic communication, addressed to the stockholder at any address of or for that stockholder that is appropriate in view of the means of communication used. Personal delivery of any such notice to any officer of a corporation or association or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership.

1.5 Adjournments.  Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

1.6 Quorum.  Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders, the presence in person or by proxy of the holders of shares of stock having a majority of the votes that could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum, and the stockholders present at any duly convened meeting may continue to do business until adjournment notwithstanding any withdrawal from the meeting of holders of shares counted in determining the existence of a quorum. In the absence of a quorum, the stockholders so present may, by majority vote, adjourn the meeting from time to time in the manner provided in Section 1.5 of these Bylaws until a quorum shall attend. Shares of its own stock belonging to the Corporation or any direct or indirect subsidiary of the Corporation shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

1.7 Organization.  Meetings of stockholders shall be presided over by the Chairman of the Board of Directors, if any, or in his or her absence by the Vice Chairman of the Board of the Directors, if any, or in his or her absence by the Chief Executive Officer, or in his or her absence by a chairman designated by the Board of Directors, or in the absence of such designation, by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

1.8 Voting; Proxies.  Except as otherwise provided by the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder that has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation. Voting at meetings of stockholders need not be by written ballot. Directors shall be elected by a plurality of the votes entitled to be cast by the stockholders who are present in person or represented by proxy at the meeting and entitled to vote on the election of directors. All other elections and questions shall, unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, be decided by a majority of the votes entitled to be cast by the stockholders who are present in person or represented by proxy at the meeting and entitled to vote. In the case of a matter submitted for a vote of the stockholders as to which a stockholder approval requirement is applicable under the stockholder approval policy of the Nasdaq Stock Market or any other exchange or quotation system on which the capital stock of the Corporation is quoted or traded, the requirements of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any provision of the Internal Revenue Code of 1986, as amended (the “Code”), in each case for which no higher voting requirement is specified by the DGCL, the Certificate of Incorporation or these Bylaws, the vote required for approval shall be the requisite vote specified in such stockholder approval policy, Rule 16b-3 or Code provision, as the case may be (or the highest such requirement if more than one is applicable).

1.9 Stockholder Action by Written Consent.  Unless otherwise provided in the Certificate of Incorporation, any action required by the DGCL to be taken at any annual or special meeting of stockholders of a corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, provided, however, that an action by written consent to elect directors, unless such action is unanimous, may be in lieu of the holding of an annual meeting only if all the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to in such consent unless written consents signed by the requisite number of stockholders required to take the action are delivered to the corporation within 60 days of the earliest dated consent delivered to the corporation in the manner required by this Section 1.9. Delivery to the corporation shall be by delivery to its registered office in the State of Delaware, principal place of business or secretary or assistant secretary, if any, and, except for deliveries to the corporation’s registered office in the State of Delaware, may be by electronic transmission to the extent permitted by Section 228 of the DGCL, including to the extent and in the manner provided by resolution of the Board of Directors. Any such consent shall be inserted in the minute book as if it were the minutes of a meeting of the stockholders.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the corporation.

1.10 Record Date.  In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date for stockholders entitled to receive notice of the meeting of stockholders or any other action, which shall not be more than 60 nor fewer than 10 days before the date of such meeting or other action. If the Board of Directors so fixes a date for the determination of stockholders entitled to receive notice of a meeting of stockholders, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed: (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (2) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote.

1.11 List of Stockholders Entitled to Vote.  The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal place of business. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

1.12 Notice of Stockholder Business; Nominations.

(a) Annual Meetings of Stockholders.  Nominations of one or more individuals to the Board of Directors (each, a “Nomination,” and more than one, “Nominations”) and the proposal of business other than Nominations (“Business”) to be considered by the stockholders of the Corporation may be made at an annual meeting of stockholders only (1) pursuant to the Corporation’s notice of meeting or any supplement thereto (provided, however, that reference in the Corporation’s notice of meeting to the election of directors or to the election of members of the Board of Directors shall not include or be deemed to include Nominations), (2) by or at the direction of the Board of Directors or (3) by any stockholder of the Corporation who was a stockholder of record of the Corporation at the time the notice provided for in this Section 1.12 is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting, and who complies with the notice procedures set forth in this Section 1.12. Subclause (3) above shall be the exclusive means for a stockholder to make nominations or submit business (other than matters properly brought under Rule 14a-8 (or any successor thereto) under the Exchange Act and indicated in the Corporation’s notice of meeting) before an annual meeting of stockholders.

(b) Special Meetings of Stockholders.  Only such Business shall be conducted at a special meeting of stockholders of the Corporation as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting; provided, however, that reference in the Corporation’s notice of meeting to the election of directors or to the election of members of the Board of Directors shall not include or be deemed to include Nominations. Nominations may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the Board of Directors or (2) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time the notice provided for in this Section 1.12 is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and upon such election, and who complies with the notice procedures set forth in this Section 1.12. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder entitled to vote in such election of directors may make Nominations of one or more individuals (as the case may be) for election to such positions as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by Section 1.12(c)(1) shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation in accordance with Section 1.12(c)(1)(E).

(c) Stockholder Nominations and Business.  For Nominations and Business to be properly brought before an annual meeting by a stockholder pursuant to Section 1.12(a)(3), the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation in compliance with this Section 1.12, and any such proposed Business must constitute a proper matter for stockholder action. For Nominations to be properly brought before a special meeting by a stockholder pursuant to Section 1.12(b)(2), the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation in compliance with this Section 1.12.

(1) Stockholder Nominations.

(A) Only individuals subject to a Nomination made in compliance with the procedures set forth in this Section 1.12 shall be eligible for election at an annual or special meeting of stockholders of the Corporation, and any individuals subject to a Nomination not made in compliance with this Section 1.12 shall not be considered nor acted upon at such meeting of stockholders.

(B) For Nominations to be properly brought before an annual or special meeting of stockholders of the Corporation by a stockholder pursuant to Section 1.12(a)(3) or Section 1.12(b)(2), respectively, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation at the principal executive offices of the Corporation pursuant to this Section 1.12. To be timely, the stockholder’s notice must be delivered to the Secretary of the Corporation as provided in Section 1.12(c)(1)(C) or Section 1.12(c)(1)(D), in the case of an annual meeting of stockholders of the Corporation, and Section 1.12(c)(1)(E), in the case of a special meeting of stockholders of the Corporation, respectively.

(C) In the case of an annual meeting of stockholders of the Corporation, to be timely, any Nomination made pursuant to Section 1.12(a)(3) shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting of stockholders of the Corporation commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(D) Notwithstanding Section 1.12(c)(1)(C), in the event that the number of directors to be elected to the Board of Directors at an annual meeting of stockholders of the Corporation is increased and there is no public announcement by the Corporation naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, the stockholder’s notice required by this Section 1.12 shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

(E) In the case of a special meeting of stockholders of the Corporation, to be timely, any Nomination made pursuant to Section 1.12(b)(2) shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of such special meeting and of the nominees proposed by the Board of Directors to be elected at such special meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting of stockholders of the Corporation commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(F) To be in proper form, a stockholder’s notice of Nomination(s) pursuant to Section 1.12(a)(3) or Section 1.12(b)(2) shall set forth: (i) as to any Nomination to be made by such stockholder, (a) all information relating to the individual subject to such Nomination that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14 under the Exchange Act and the rules and regulations promulgated thereunder, without regard to the application of the Exchange Act to either the Nomination or the Corporation and (b) such individual’s written consent to being named in a proxy statement as a nominee and to serving as a director if elected; and (ii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the Nomination is made (a) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, (b) the class, series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and such beneficial owner, (c) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and such stockholder (or a qualified representative of the stockholder) intends to appear in person or by proxy at the meeting to propose such Nomination, (d) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock) has been made, the effect or intent of which is to mitigate loss to or manage risk of stock price changes for, or to increase the voting power of, such stockholder or beneficial owner or any of its affiliates with respect to any share of stock of the Corporation, (e) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group that intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to elect the individual subject to the Nomination and/or (2) otherwise to solicit proxies from stockholders of the Corporation in support of such Nomination and (f) a description of any agreement, arrangement or understanding with respect to the Nomination between or among such stockholder, any of its affiliates or associates and any others acting in concert with any of the foregoing, including the individual subject to the Nomination. The Corporation may require any individual subject to such Nomination to furnish such other information as it may reasonably require to determine the eligibility of such individual to serve as a director of the Corporation.

(2) Stockholder Business.

(A) Only such Business shall be conducted at an annual or special meeting of stockholders of the Corporation as shall have been brought before such meeting in compliance with the procedures set forth in this Section 1.12, and any Business not brought in accordance with this Section 1.12 shall not be considered nor acted upon at such meeting of stockholders.

(B) In the case of an annual meeting of stockholders of the Corporation, to be timely, any such written notice of a proposal of Business pursuant to Section 1.12(a)(3) shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting of stockholders of the Corporation commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(C) To be in proper form, a stockholder’s notice of a proposal of Business pursuant to Section 1.12(a)(3) shall set forth: (i) as to the Business proposed by such stockholder, a brief description of the Business desired to be brought before the meeting, the text of the proposal or Business (including the text of any resolutions proposed for consideration and in the event that such Business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such Business at the meeting and any material interest in such Business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (ii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (a) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, (b) the class, series, and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and such beneficial owner, (c) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the meeting to propose such Business, (d) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock) has been made, the effect or intent of which is to mitigate loss to or manage risk of stock price changes for, or to increase the voting power of, such stockholder or beneficial owner or any of its affiliates with respect to any share of stock of the Corporation and (e) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group that intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposed Business and/or (2) otherwise to solicit proxies from stockholders of the Corporation in support of such Business.

(d) General.

(1) Except as otherwise provided by law, the chairman of the meeting of stockholders of the Corporation shall have the power and duty (a) to determine whether a Nomination or Business proposed to be brought before such meeting was made or proposed in accordance with the procedures set forth in this Section 1.12, and (b) if any proposed Nomination or Business was not made or proposed in compliance with this Section 1.12, to declare that such Nomination or Business shall be disregarded or that such proposed Nomination or Business shall not be considered or transacted. Notwithstanding the foregoing provisions of this Section 1.12, if a stockholder (or a qualified representative of such stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a Nomination or Business, such Nomination or Business shall be disregarded and such Nomination or Business shall not be considered or transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

(2) For purposes of this Section 1.12, “public announcement” shall include disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission.

(3) Nothing in this Section 1.12 shall be deemed to affect (a) the rights or obligations, if any, of stockholders of the Corporation to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 (or any successor thereto) under the Exchange Act or (b) the rights, if any, of the holders of any series of preferred stock of the Corporation to elect directors pursuant to any applicable provisions of the certificate of incorporation of the Corporation.

Article 2

Board of Directors

2.1 Regular Meetings.  Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine, and if so determined, notices thereof need not be given.

2.2 Special Meetings.  Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Chief Executive Officer, any Vice President, the Secretary or by a majority of the Board of Directors. Notice of the time and place of special meetings shall be:

(a) delivered personally by hand, by courier or by telephone;

(b) sent by United States first-class mail, postage prepaid;

(c) sent by facsimile; or

(d) sent by electronic mail,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the Corporation’s records. If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

2.3 Telephonic Meetings Permitted.  Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting thereof by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 2.3 shall constitute presence in person at such meeting.

2.4 Quorum; Vote Required for Action.  At all meetings of the Board of Directors a majority of the whole Board of Directors shall constitute a quorum for the transaction of business. Except in cases in which the Certificate of Incorporation, these Bylaws or any agreement binding upon the Corporation otherwise provide, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

2.5 Organization.  Meetings of the Board of Directors shall be presided over by the Chairman of the Board of Directors, if any, or in his or her absence by the Vice Chairman of the Board of Directors, if any, or in his or her absence by the Chief Executive Officer, or in their absence by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

2.6 Board of Directors Action by Written Consent Without a Meeting.  Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting, without prior notice and without a vote, if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or such committee. Such filing shall be in paper form if such minutes are maintained in paper form and shall be in electronic form if such minutes are maintained in electronic form.

2.7 Fees and Compensation of Directors.  Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors, or may delegate such authority to an appropriate committee.

Article 3

Committees

3.1 Committees.  The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate two or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all pages that may require it.

3.2 Committee Rules.  Unless the Board of Directors or the charter of any such committee otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article 2 of these Bylaws. Each committee and subcommittee shall keep regular minutes of its meetings and report the same to the board of directors, or the committee, when required.

Article 4

Officers

4.1 Executive Officers; Election; Qualifications; Term of Office; Resignation; Removal; Vacancies.  The officers of the Corporation shall be chosen by the Board of Directors and shall be a Chief Executive Officer, Chief Financial Officer and Secretary, and the Board of Directors may, if it so determines, choose a Chairman of the Board of Directors and a Vice Chairman of the Board of Directors from among its members. The Board of Directors may also elect a General Counsel, a President, one or more Vice Presidents, Assistant Secretaries, Controllers, Assistant Controllers and such other officers as the Board of Directors deems necessary. Each such officer shall hold office for the term for which he or she is elected or appointed and until his or her successor has been elected or appointed and qualified or until his or her death or until he or she shall resign or until he or she shall have been removed in the manner hereinafter provided. Any officer may resign at any time upon written notice to the Corporation. The Board of Directors may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation. Any number of offices may be held by the same person. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

4.2 Powers and Duties of Executive Officers.  The officers of the Corporation shall have such powers and duties in the management of the Corporation as may be prescribed by the Board of Directors, and to the extent not so prescribed, they shall each have such powers and authority and perform such duties in the management of the property and affairs of the Corporation, subject to the control of the Board of Directors, as generally pertain to their respective offices. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties. Without limitation of the foregoing:

(a) Chairman of the Board of Directors.  The Chairman of the Board, if any, shall be a director of the Corporation. The Chairman of the Board of Directors shall undertake duties prescribed herein and such other duties or responsibilities as the Board of Directors may assign.

(b) Lead Director of the Board of Directors.  The Lead Director of the Board, if any, shall be a director of the Corporation, who is not also an officer of the Corporation. The Lead Director of the Board of Directors shall undertake duties prescribed herein and such other duties or responsibilities as the Board of Directors may assign.

(c) Chief Executive Officer.  The Chief Executive Officer shall be the principal executive officer of the Corporation. Subject to the control of the Board of Directors, the Chief Executive Officer shall have general supervision over the business of the Corporation and shall have such other powers and duties as chief executive officers of corporations usually have or as the Board of Directors may assign.

(c) President.  The President shall be the chief operations officer of the Corporation. Subject to the control of the Board of Directors, the President shall have general supervision over the business of the Corporation, to the extent not the responsibility of the Chief Executive Officer, and shall have such other powers and duties as presidents of corporations usually have or as the Board of Directors may assign.

(d) Chief Financial Officer.  The Chief Financial Officer shall be the principal financial officer of the Corporation and shall have custody of all funds and securities of the Corporation and shall sign all instruments and documents as require his or her signature. The Chief Financial Officer shall undertake such other duties or responsibilities as the Board of Directors may assign.

(e) Vice President.  Each Vice President shall have such powers and duties as the Board of Directors or the Chief Executive Officer may assign.

(f) Secretary.  The Secretary shall issue notices of all meetings of the stockholders and the Board of Directors where notices of such meetings are required by law or these Bylaws and shall keep the minutes of such meetings. The Secretary shall sign such instruments and attest such documents as require his or her signature of attestation and affix the corporate seal thereto where appropriate.

4.3 Compensation.  The salaries of the officers shall be fixed from time to time by the Board of Directors. Nothing contained herein shall preclude any officer from serving the Corporation in any other capacity, including that of director, or from serving any of its stockholders, subsidiaries or affiliated entities in any capacity and receiving proper compensation therefor.

4.4 Representation of Shares of Other Corporations.  Unless otherwise directed by the Board of Directors, the Chief Executive Officer or any other person authorized by the Board of Directors or the Chief Executive Officer is authorized to vote, represent and exercise on behalf of the Corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

Article 5

Stock

5.1 Certificates.

(a) The Corporation is authorized to issue shares of common stock of the Corporation in certificated or uncertificated form. The shares of the common stock of the Corporation shall be registered on the books of the Corporation in the order in which they shall be issued. Any certificates for shares of the common stock, and any other shares of capital stock of the Corporation represented by certificates, shall be numbered, shall be signed by (i) the Chairman of the Board of Directors, the President or a Vice President and (ii) the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer. Any or all of the signatures on a certificate may be a facsimile signature. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he, she or it were such officer, transfer agent or registrar at the date of issue. Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send, or cause to be sent, to the record owner thereof a written statement setting forth the name of the Corporation, the name of the stockholder, the number and class of shares and such other information as is required by law, including Section 151(f) of the DGCL. Any stock certificates issued and any notices given shall include such other information and legends as shall be required by law or necessary to give effect to any applicable transfer, voting or similar restrictions.

(b) No certificate representing shares of stock shall be issued until the full amount of consideration therefor has been paid, except as otherwise permitted by law.

5.2 Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates.  The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or his or her legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate. If shares represented by a stock certificate alleged to have been lost, stolen or destroyed have become uncertificated shares, the Corporation may, in lieu of issuing a new certificate, cause such shares to be reflected on its books as uncertificated shares and may require the owner of the lost, stolen or destroyed certificate, or his or her legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate.

5.3 Dividends.  The Board of Directors, subject to any restrictions contained in the Certificate of Incorporation or applicable law, may declare and pay dividends upon the shares of the Corporation’s capital stock. Dividends may be paid in cash, in property, or in shares of the Corporation’s capital stock, subject to the provisions of the Certificate of Incorporation. The Board of Directors may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

5.4 Transfer of Shares.

(a) Transfers of shares shall be made upon the books of the Corporation (i) only by the holder of record thereof, or by a duly authorized agent, transferee or legal representative and (ii) in the case of certificated shares, upon the surrender to the Corporation of the certificate or certificates for such shares duly endorsed or accompanied by proper evidence of succession, assignment, or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares of stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

5.5 Transfer Agent; Registrar.  The Board of Directors may appoint a transfer agent and one or more co-transfer agents and registrar and one or more co-registrars and may make, or authorize any such agent to make, all such rules and regulations deemed expedient concerning the issue, transfer and registration of shares of stock of the Corporation.

Article 6

Indemnification

6.1 Right to Indemnification.  The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding ”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, member, trustee, partner, manager, representative or agent of another corporation or of a partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans maintained or sponsored by the Corporation (an “Indemnitee”), whether the basis in such Proceeding is alleged action in an official capacity as director, officer, employee, member, trustee, partner, manager, representative or agent or in any other capacity while serving as such, against all expense, liability and loss (including attorneys’ fees, judgments, fines, excise taxes or penalties, and amounts paid in settlement) incurred or suffered by such Indemnitee in connection therewith, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The Corporation shall indemnify an Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if the initiation of such Proceeding (or part thereof) by the Indemnitee was authorized by the Board of Directors.

6.2 Limitations on Indemnification.  Subject to the requirements in the DGCL, the Corporation shall not be obligated to indemnify any person pursuant to this Article 6 in connection with any Proceeding (or any part of any Proceeding):

(a) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(b) for an accounting or disgorgement of profits pursuant to Section 16(b) of the Exchange Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(c) for any reimbursement of the Corporation by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Corporation, as required in each case under the Exchange Act (including any such reimbursements that arise from an accounting restatement of the Corporation pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the Corporation of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(d) initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Corporation or its directors, officers, employees, agents or other indemnitees, unless (i) the Board of Directors authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (ii) the Corporation provides the indemnification, in its sole discretion, pursuant to the powers vested in the Corporation under applicable law, or (iii) otherwise required by applicable law; or

(e) if prohibited by applicable law.

6.3 Prepayment of Expenses.  The Corporation shall pay the expenses (including attorneys’ fees) incurred by an Indemnitee in defending any Proceeding in advance of its final disposition; provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking (an “Undertaking”) by or on behalf of the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this Article or otherwise.

6.4 Claims.

(a) To obtain indemnification under this Article 6, an Indemnitee shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to the Indemnitee and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by an Indemnitee for indemnification pursuant to the first sentence of this Section 6.4(a), a determination, if required by applicable law, with respect to the Indemnitee’s entitlement thereto shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who are not and were not parties to the matter in respect of which indemnification is sought by Indemnitee (“Disinterested Directors”), (2) if a quorum of the Board of Directors consisting of Disinterested Directors is not obtainable or, even if obtainable, such quorum of Disinterested Directors so directs, by less than a quorum of the Board of Directors consisting of Disinterested Directors or (3) if a majority of Disinterested Directors so directs, by the stockholders of the Corporation.

(b) If a claim for indemnification or payment of expenses under this Article 6 is not paid in full by the Corporation within 60 days after a written claim therefor by the Indemnitee has been received by the Corporation (except in the case of a claim for advancement of expenses, for which the applicable period is 30 days), the Indemnitee may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required Undertaking, if any is required, has been tendered to the Corporation) that the Indemnitee has not met the standard of conduct that makes it permissible under the DGCL for the Corporation to indemnify the Indemnitee for the amount claimed. Neither the failure of the Corporation (including its Board of Directors or stockholders) to have made a determination prior to the commencement of such action that indemnification of the Indemnitee is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors or stockholders) that the Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the Indemnitee has not met the applicable standard of conduct. If a determination shall have been made pursuant to Section 6.4(b) that the claimant is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding commenced pursuant to this Section 6.4(b). The Corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to this Section 6.4(b) that the procedures and presumptions of this Article 6 are not valid, binding and enforceable and shall stipulate in such proceeding that the Corporation is bound by all the provisions of this Article 6.

6.5 Employees and Agents.  The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to be paid by the Corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any current or former employee or agent of the Corporation to the fullest extent of the provisions of this Article 6 with respect to the indemnification and advancement of expenses of current or former directors and officers of the Corporation.

6.6 Nonexclusivity of Rights.  The rights conferred on any person by this Article 6 shall not be exclusive of any other rights that such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.

6.7 Other Indemnification.  The Corporation’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.

6.8 Survival; Amendment or Repeal.  Each person who was, is, or becomes a director or officer shall be deemed to have served or to have continued to serve in such capacity in reliance upon the indemnity provided for in this Article 6. Such rights shall be deemed to have vested at the time such person becomes or became a director or officer of the Corporation, and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators. Any amendment, modification, alteration or repeal of this Article 6 that in any way diminishes, limits, restricts, adversely affects or eliminates any right of an Indemnitee or his or her successors to indemnification, advancement of expenses or otherwise shall be prospective only and shall not in any way diminish, limit, restrict, adversely affect or eliminate any such right with respect to any actual or alleged state of facts, occurrence, action or omission then or previously existing, or any action, suit or proceeding previously or thereafter brought or threatened based in whole or in part upon any such actual or alleged state of facts, occurrence, action or omission.

6.9 Enforceability.  If any provision or provisions of this Article 6 shall be held to be invalid, illegal or unenforceable for any reason whatsoever, then (1) the validity, legality and enforceability of the remaining provisions of this Article 6 (including, without limitation, each portion of any Section or paragraph of this Article 6 containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby, and (2) to the fullest extent possible, the provisions of this Article 6 (including, without limitation, each such portion of any Section or paragraph of this Article 6 containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

6.10 Insurance for Indemnification.  The Corporation may purchase and maintain, at its expense, insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of Section 145 of the DGCL. To the extent that the Corporation maintains any policy or policies providing such insurance, each such current or former director or officer, and each such agent or employee to which rights to indemnification have been granted as provided in Section 6.4, shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such current or former director, officer, employee or agent.

Article 7

Miscellaneous

7.1 Execution of Corporate Contracts and Instruments.  Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the Board of Directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute any document or instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

7.2 Fiscal Year.  The fiscal year of the Corporation shall be the calendar year, unless otherwise determined by resolution of the Board of Directors.

7.3 Seal.  The corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors.

7.4 Notices.

(a) Notice to Directors.  Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any director, such notice shall be given either (i) in writing and sent by mail, or by a nationally recognized delivery service, (ii) by means of facsimile telecommunication or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation, (v) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation, or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.

(b) Notice to Stockholders.  Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL. A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, and (iv) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (C) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (D) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(c) Electronic Transmission.  “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.

(d) Notice to Stockholders Sharing Same Address.  Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

(e) Exceptions to Notice Requirements.  Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, to any stockholder to whom (1) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (2) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (1) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.

7.5 Waiver of Notice of Meetings of Stockholders, Directors and Committees.  Whenever any notice is required to be given under applicable law, the Certificate of Incorporation, or these Bylaws, a written waiver of such notice, signed before or after the date of such meeting by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

7.6 Interested Directors; Quorum.  No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof that authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose, if: (a) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the Disinterested Directors, even though the Disinterested Directors be less than a quorum; (b) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof, or the stockholders. All directors, including interested directors, may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee that authorizes the contract or transaction.

7.7 Form of Records.  Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, hard drives or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

7.8 Amendment of Bylaws.

(a) These Bylaws may only be amended or repealed by the stockholders at an annual or special meeting of the stockholders, the notice for which designates that an amendment or repeal of one or more of such sections is to be considered, only by an affirmative vote of the stockholders holding a majority in interest of all shares entitled to vote upon such amendment or repeal, voting as a single class; provided, however, that Article 1, Section 2.2, Article 6 and Section 7.7 of these Bylaws may only be amended or repealed by the stockholders at an annual or special meeting of the stockholders, the notice for which designates that an amendment or repeal of one or more of such sections is to be considered, only by an affirmative vote of the stockholders holding a majority of the voting power of the stockholders entitled to vote at an election for directors of the Corporation, voting as a single class.

(b) The Board of Directors shall have the power to amend or repeal these Bylaws of, or adopt new bylaws for, the Corporation. Any such bylaws, or any alternation, amendment or repeal of these Bylaws, may be subsequently amended or repealed by the stockholders as provided in Section 7.7(a) of these Bylaws.

ANNEX E

WILLIAMS SCOTSMAN CORPORATION
2017 INCENTIVE AWARD PLAN

1. Purpose.  The purpose of the Williams Scotsman Corporation 2017 Incentive Award Plan (the “Plan”) is to provide a means through which the Company and its Affiliates may attract and retain key personnel and to provide a means whereby directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) of the Company and its Affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may (but need not) be measured by reference to the value of Common Shares, thereby strengthening their commitment to the welfare of the Company and its Affiliates and aligning their interests with those of the Company’s shareholders.

2. Definitions.  The following definitions shall be applicable throughout the Plan:

(a) “Affiliate” means (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company and/or (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise.

(b) “Award” means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Stock Bonus Award, and Performance Compensation Award granted under the Plan.

(c) “Board” means the Board of Directors of the Company.

(d) “Business Combination” has the meaning given such term in the definition of “Change in Control.”

(e) “Cause” means, in the case of a particular Award, unless the applicable Award agreement states otherwise, (i) the Company or an Affiliate having “cause” to terminate a Participant’s employment or service, as defined in any employment or consulting or similar agreement between the Participant and the Company or an Affiliate in effect at the time of such termination or (ii) in the absence of any such employment or consulting or similar agreement (or the absence of any definition of “Cause” contained therein), (A) the Participant’s indictment for, conviction of or plea of nolo contendere to, a felony (other than in connection with a traffic violation) under any state or federal law, (B) the Participant’s failure to substantially perform his or her essential job functions after receipt of written notice from the Company requesting such performance, (C) an act of fraud or gross misconduct with respect, in each case, to the Company, by the Participant, (D) any material misconduct by the Participant that could be reasonably expected to damage the reputation or business of the Company or any of its subsidiaries, or (E) the Participant’s violation of a material policy of the Company. Any determination of whether Cause exists shall be made by the Committee in its sole discretion.

(f) “Change in Control” shall, in the case of a particular Award, unless the applicable Award agreement states otherwise or contains a different definition of “Change in Control,” be deemed to occur upon:

(i) Any sale, lease, exchange or other transfer (in one or a series of related transactions) of all or substantially all of the assets of the Company;

(ii) Any “Person” as such term is used in Section 13(d) and Section 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is or becomes, directly or indirectly, the “beneficial owner” as defined in Rule 13d-3 under the Exchange Act of securities of the Company that represent more than 50% of the combined voting power of the Company’s then outstanding voting securities (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this Section 2(f)(ii), the following acquisitions shall not constitute a Change in Control:

(I) any acquisition directly from the Company, (II) any acquisition by the Company, (III) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate, (IV) any acquisition by any corporation pursuant to a transaction that complies with Sections 2(f)(iv)(A) and 2(f)(iv)(B), (V) any acquisition by TDR Capital LLP, certain of its affiliates, co-investors or syndicates, (VI) any acquisition involving beneficial ownership of less than 50% of the then-outstanding Common Shares (the “Outstanding Company Common Shares”) or the Outstanding Company Voting Securities that is determined by the Board, based on review of public disclosure by the acquiring Person with respect to its passive investment intent, not to have a purpose or effect of changing or influencing the control of the Company; provided, however, that for purposes of this clause (VI), any such acquisition in connection with (x) an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents or (y) any “Business Combination” (as defined below) shall be presumed to be for the purpose or with the effect of changing or influencing the control of the Company;

(iii) During any period of two (2) consecutive years, the individuals who at the beginning of such period constituted the Board together with any individuals subsequently elected to the Board whose nomination by the shareholders of the Company was approved by a vote of the then incumbent Board (i.e. those members of the Board who either have been directors from the beginning of such two-year period or whose election or nomination for election was previously approved by the Board as provided in this Section 2(f)(iii)) cease for any reason to constitute a majority of the Board;

(iv) Consummation of a merger, amalgamation or consolidation (a “Business Combination”) of the Company with any other corporation, unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Shares and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Shares and the Outstanding Company Voting Securities, as the case may be, and (B) at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent governing body) of the entity resulting from such Business Combination were members of the incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination;

(v) The date which is 10 business days prior to the consummation of complete liquidation of the Company.

(g) “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(h) “Committee” means the Compensation Committee of the Board or, if no such committee has been appointed by the Board, the Board.

(i) “Common Shares” means shares of Class A common stock, par value $[0.0001] per share, of the Company (and any stock or other securities into which such ordinary shares may be converted or into which they may be exchanged).

(j) “Company” means Williams Scotsman Corporation, a Delaware corporation.

(k) “Confidential Information” means any and all confidential and/or proprietary trade secrets, knowledge, data, or information of the Company including, without limitation, any: (A) drawings, inventions, methodologies, mask works, ideas, processes, formulas, source and object codes, data, programs, software source documents, works of authorship, know-how, improvements, discoveries, developments, designs and techniques, and all other work product of the Company, whether or not patentable or registrable under trademark, copyright, patent or similar laws; (B) information regarding plans for research, development, new service offerings and/or products, marketing, advertising and selling, distribution, business plans and strategies, business forecasts, budgets and unpublished financial statements, licenses, prices and costs, suppliers, customers, customer history, customer preferences, or distribution arrangements; (C) any information regarding the skills or compensation of employees, suppliers, agents, and/or independent contractors of the Company; (D) concepts and ideas relating to the development and distribution of content in any medium or to the current, future and proposed products or services of the Company; (E) information about the Company’s investment program, trading methodology, or portfolio holdings; or (F) any other information, data or the like that is labeled confidential or described as confidential.

(l) “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(m) “Effective Date” means the date on which the Plan is approved by the shareholders of the Company.

(n) “Eligible Director” means a person who is (i) a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, and (ii) an “outside director” within the meaning of Section 162(m) of the Code.

(o) “Eligible Person” means any (i) individual employed by the Company or an Affiliate; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director of the Company or an Affiliate; (iii) consultant or advisor to the Company or an Affiliate; provided that if the Securities Act applies such persons must be eligible to be offered securities registrable on Form S-8 under the Securities Act; or (iv) prospective employees, directors, officers, consultants or advisors who have accepted offers of employment or consultancy from the Company or its Affiliates (and would satisfy the provisions of clauses (i) through (iii) above once he or she begins employment with or begins providing services to the Company or its Affiliates).

(p) “Exchange Act” has the meaning given such term in the definition of “Change in Control,” and any reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(q) “Exercise Price” has the meaning given such term in Section 7(b) of the Plan.

(r) “Fair Market Value” means, as of any date, the value of Common Shares determined as follows:

(i) If the Common Shares are listed on any established stock exchange or a national market system will be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on such exchange or system on the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(ii) If the Common Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Common Share will be the mean between the high bid and low asked prices for the Common Shares on the day of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(iii) In the absence of an established market for the Common Shares, the Fair Market Value will be determined in good faith by the Committee.

(s) “Good Reason” means, if applicable to any Participant in the case of a particular Award, as defined in the Participant’s employment agreement or the applicable Award agreement.

(t) “Immediate Family Members” shall have the meaning set forth in Section 16(b).

(u) “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(v) “Indemnifiable Person” shall have the meaning set forth in Section 4(e) of the Plan.

(w) “Intellectual Property Products” shall have the meaning set forth in Section 15(c) of the Plan.

(x) “Mature Shares” means Common Shares owned by a Participant that are not subject to any pledge or security interest and that have been either previously acquired by the Participant on the open market or meet such other requirements, if any, as the Committee may determine are necessary in order to avoid an accounting earnings charge on account of the use of such shares to pay the Exercise Price or satisfy a withholding obligation of the Participant.

(y) “Negative Discretion” shall mean the discretion authorized by the Plan to be applied by the Committee to eliminate or reduce the size of a Performance Compensation Award consistent with Section 162(m) of the Code.

(z) “Nonqualified Stock Option” means an Option that is not designated by the Committee as an Incentive Stock Option.

(aa) “Option” means an Award granted under Section 7 of the Plan.

(bb) “Option Period” has the meaning given such term in Section 7(c) of the Plan.

(cc) “Outstanding Company Common Shares” has the meaning given such term in the definition of “Change in Control.”

(dd) “Outstanding Company Voting Securities” has the meaning given such term in the definition of “Change in Control.”

(ee) “Participant” means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to Section 6 of the Plan.

(ff) “Performance Compensation Award” shall mean any Award designated by the Committee as a Performance Compensation Award pursuant to Section 11 of the Plan.

(gg) “Performance Criteria” shall mean the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under the Plan.

(hh) “Performance Formula” shall mean, for a Performance Period, the one or more objective formulae applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

(ii) “Performance Goals” shall mean, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria.

(jj) “Performance Period” shall mean the one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance Compensation Award.

(kk) “Permitted Transferee” shall have the meaning set forth in Section 16(b) of the Plan.

(ll) “Person” has the meaning given such term in the definition of “Change in Control.”

(mm) “Plan” means this Williams Scotsman Corporation 2017 Incentive Award Plan.

(nn) “Qualifying Termination” means the occurrence of either a termination of a Participant’s employment by the Company without Cause or for Good Reason, in either case, occurring on or within the 12-month period following the consummation of a Change in Control.

(oo) “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(pp) “Restricted Stock Unit” means an unfunded and unsecured promise to deliver Common Shares, cash, other securities or other property, subject to certain performance or time-based restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(qq) “Restricted Stock” means Common Shares, subject to certain specified performance or time-based restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(rr) “Retirement” means except as otherwise determined by the Committee and set forth in an Award agreement, termination of employment from the Company and its Affiliates (other than for Cause) on a date the Participant is then eligible to receive immediate, early or normal retirement benefits under the provisions of any of the Company’s or its Affiliate’s retirement plans, or if the Participant is not covered under any such plan, on or after attainment of age fifty-five (55) and completion of ten (10) years of continuous service with the Company and its Affiliates or on or after attainment of age sixty-five (65) and completion of five (5) years of continuous service with the Company and its Affiliates.

(ss) “SAR Period” has the meaning given such term in Section 8(b) of the Plan.

(tt) “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of the Securities Act shall be deemed to include any rules, regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, rules, regulations or guidance.

(uu) “Stock Appreciation Right” or “SAR” means an Award granted under Section 8 of the Plan.

(vv) “Stock Bonus Award” means an Award granted under Section 10 of the Plan.

(ww) “Strike Price” means, except as otherwise provided by the Committee in the case of Substitute Awards, (i) in the case of a SAR granted in tandem with an Option, the Exercise Price of the related Option, or (ii) in the case of a SAR granted independent of an Option, the Fair Market Value on the Date of Grant.

(xx) “Subsidiary” means, with respect to any specified Person:

(i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Outstanding Company Voting Securities (without regard to the occurrence of any contingency and after giving effect to any voting agreement or shareholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii) any partnership (or any comparable foreign entity (a) the sole general partner (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (b) the only general partners (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(yy) “Substitute Award” has the meaning given such term in Section 5(e).

3. Effective Date; Duration.  The Plan shall be effective as of the Effective Date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

4. Administration.  (a) The Committee shall administer the Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under the Plan) or necessary to obtain the exception for performance-based compensation under Section 162(m) of the Code, as applicable, it is intended that each member of the Committee shall, at the time he takes any action with respect to an Award under the Plan, be an Eligible Director. However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan. The acts of a majority of the members present at any meeting at which a quorum is present or acts approved in writing by a majority of the Committee shall be deemed the acts of the Committee. Whether a quorum is present shall be determined based on the Committee’s charter as approved by the Board.

(b) Subject to the provisions of the Plan and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the Plan, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Common Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Common Shares, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Common Shares, other securities, other Awards or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(c) The Committee may delegate to one or more officers of the Company or any Affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election that is the responsibility of or that is allocated to the Committee herein, and that may be so delegated as a matter of law, except for grants of Awards to persons (i) subject to Section 16 of the Exchange Act or (ii) who are, or who are reasonably expected to be, “covered employees” for purposes of Section 162(m) of the Code.

(d) Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award or any documents evidencing Awards granted pursuant to the Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons or entities, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any shareholder of the Company.

(e) No member of the Board, the Committee, delegate of the Committee or any employee or agent of the Company (each such person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Award hereunder. Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken under the Plan or any Award agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, provided that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the

Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company’s Certificate of Incorporation or By-Laws. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company’s Certificate of Incorporation or By-Laws, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

(f) Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

5. Grant of Awards; Shares Subject to the Plan; Limitations.  (a) The Committee may, from time to time, grant Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonus Awards and/or Performance Compensation Awards to one or more Eligible Persons.

(b) Subject to Section 12 of the Plan, Awards granted under the Plan shall be subject to the following limitations: (i) the Committee is authorized to deliver under the Plan an aggregate of [•] Common Shares, (ii) the maximum number of Common Shares that may be granted under the Plan to any Participant during any single year with respect to Awards that are Options and SARs shall be [•] Common Shares, (iii) the maximum number of Common Shares that may be granted under the Plan to any Participant during any single year with respect to Performance Compensation Awards that are intended to be “qualified performance-based compensation” under Section 162(m) of the Code that are Restricted Stock, Restricted Stock Units or Stock Bonus Awards shall be [•] Common Shares, (iv) no “covered employee,” as defined in Section 162(m) of the Code, shall in any single year be granted Performance Compensation Awards denominated in cash with a value exceeding when paid $[•] in cash or in property other than Common Shares, and (v) the maximum number of Common Shares that may be granted under the Plan during any single year to any Participant who is a non-employee director, when taken together with any cash fees paid to such non-employee director during such year in respect of his or her service as a non-employee director, shall not exceed $[•] in total value (calculating the value of any such Awards based on the grant date Fair Market Value of such Awards for financial reporting purposes); provided that the Board may make exceptions to this limit for a non-executive chair of the Board.

(c) In the event that (i) any Option or other Award granted hereunder is exercised through the tendering of Common Shares (either actually or by attestation) or by the withholding of Common Shares by the Company, or (ii) withholding tax liabilities arising from such Option or other Award are satisfied by the tendering of Common Shares (either actually or by attestation) or by the withholding of Common Shares by the Company, then in each such case the Common Shares so tendered or withheld shall be added to the Common Shares available for grant under the Plan on a one-for-one basis. Shares underlying Awards under this Plan that are forfeited, cancelled, expire unexercised, or are settled in cash are available again for Awards under the Plan.

(d) Common Shares delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase, or a combination of the foregoing.

(e) Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (“Substitute Awards”). The number of Common Shares underlying any Substitute Awards shall not be counted against the aggregate number of Common Shares available for Awards under the Plan.

6. Eligibility.  Participation shall be limited to Eligible Persons who have entered into an Award agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in the Plan.

7. Options.  (a) Generally. Each Option granted under the Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement. All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company and its Affiliates, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the shareholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code; provided that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan.

(b) Exercise Price.   The exercise price (“Exercise Price”) per Common Share for each Option shall not be less than 100% of the Fair Market Value of such share determined as of the Date of Grant; provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate, the Exercise Price per share shall not be less than 110% of the Fair Market Value per share on the Date of Grant and provided further, that, notwithstanding any provision herein to the contrary, the Exercise Price shall not be less than the par value per Common Share.

(c) Vesting and Expiration.   Options shall vest and become exercisable in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the “Option Period”); provided, however, that the Option Period shall not exceed five years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate; provided, further, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any Option, which acceleration shall not affect the terms and conditions of such Option other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement: (i) an Option shall vest and become exercisable with respect to 100% of the Common Shares subject to such Option on the fourth anniversary of the Date of Grant; (ii) the unvested portion of an Option shall expire upon termination of employment or service of the Participant granted the Option, and the vested portion of such Option shall remain exercisable for (A) two years following termination of employment or service by reason of such Participant’s Retirement, death or disability (as determined by the Committee), but not later than the expiration of the Option Period or (B) 90 days following termination of employment or service for any reason other than such Participant’s Retirement, death or disability, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the Option Period; and (iii) both the unvested and the vested portion of an Option shall expire upon the termination of the Participant’s employment or service by the Company for Cause. If the Option would expire at a time when the exercise of the Option would violate applicable securities laws, the expiration date applicable to the Option will be automatically extended to a date that is thirty (30) calendar days following the date such exercise would no longer violate applicable securities laws (so long as such extension shall not violate Section 409A of the Code); provided, that in no event shall such expiration date be extended beyond the expiration of the Option Period.

(d) Method of Exercise and Form of Payment.   No Common Shares shall be delivered pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. Options that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Option accompanied by payment of the Exercise Price. The Exercise Price shall be payable (i) in cash, check, cash equivalent and/or Common Shares valued at the fair market value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of Common Shares in lieu of actual delivery of such shares to the Company); provided that such Common Shares are not subject to any pledge or other security interest and are Mature Shares and; (ii) by such other method as the Committee may permit in accordance with applicable law, in its sole discretion, including without limitation: (A) in other property having a fair market value on the date of exercise equal to the Exercise Price or (B) if there is a public market for the Common Shares at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered a copy of irrevocable instructions to a stockbroker to sell the Common Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price or (C) by a “net exercise” method whereby the Company withholds from the delivery of the Common Shares for which the Option was exercised that number of Common Shares having a fair market value equal to the aggregate Exercise Price for the Common Shares for which the Option was exercised. No fractional Common Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Common Shares, or whether such fractional Common Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

(e) Notification upon Disqualifying Disposition of an Incentive Stock Option.   Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date he makes a disqualifying disposition of any Common Shares acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Shares before the later of (A) two years after the Date of Grant of the Incentive Stock Option or (B) one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession of any Common Shares acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Participant until the end of the period described in the preceding sentence.

(f) Compliance With Laws, etc.   Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, if applicable, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.

8. Stock Appreciation Rights.    (a) Generally. Each SAR granted under the Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b) Exercise Price.   The Exercise Price per Common Share for each SAR shall not be less than 100% of the Fair Market Value of such share determined as of the Date of Grant

(c) Vesting and Expiration.   A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable and shall expire in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the “SAR Period”); provided, however, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any SAR, which acceleration shall not affect the terms and conditions of such SAR other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement: (i) a SAR shall vest and become exercisable with respect to 100% of the Common Shares subject to such SAR on the fourth anniversary of the Date of Grant; (ii) the unvested portion of a SAR shall expire upon termination of employment or service of the Participant granted the SAR, and the vested portion of such SAR shall remain exercisable for (A) two years following termination of employment or service by reason of such Participant’s Retirement, death or disability (as determined by the Committee), but not later than the expiration of the SAR Period or (B) 90 days following termination of employment or service for any reason other than such Participant’s Retirement, death or disability, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the SAR Period; and (iii) both the unvested and the vested portion of a SAR shall expire upon the termination of the Participant’s employment or service by the Company for Cause.

(d) Method of Exercise.   SARs that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded. Notwithstanding the foregoing, if on the last day of the Option Period (or in the case of a SAR independent of an option, the SAR Period), the fair market value exceeds the Strike Price, the Participant has not exercised the SAR or the corresponding Option (if applicable), and neither the SAR nor the corresponding Option (if applicable) has expired, such SAR shall be deemed to have been exercised by the Participant on such last day and the Company shall make the appropriate payment therefor.

(e) Payment.   Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that are being exercised multiplied by the excess, if any, of the fair market value of one Common Share on the exercise date over the Strike Price, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. The Company shall pay such amount in cash, in Common Shares valued at fair market value, or any combination thereof, as determined by the Committee. No fractional Common Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional Common Shares, or whether such fractional Common Shares or any rights thereto shall be canceled, terminated or otherwise eliminated.

9. Restricted Stock and Restricted Stock Units.    (a) Generally. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each such grant shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement.

(b) Restricted Accounts; Escrow or Similar Arrangement.   Upon the grant of Restricted Stock, a book entry in a restricted account shall be established in the Participant’s name at the Company’s transfer agent and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than held in such restricted account pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate share power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank share power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9 and the applicable Award agreement, the

Participant generally shall have the rights and privileges of a shareholder as to such Restricted Stock, including without limitation the right to vote such Restricted Stock and the right to receive dividends, if applicable. To the extent shares of Restricted Stock are forfeited, any share certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a shareholder with respect thereto shall terminate without further obligation on the part of the Company.

(c) Vesting; Acceleration of Lapse of Restrictions.   Unless otherwise provided by the Committee in an Award agreement: (i) the Restricted Period shall lapse with respect to 100% of the Restricted Stock and Restricted Stock Units on the fourth anniversary of the Date of Grant; and (ii) the unvested portion of Restricted Stock and Restricted Stock Units shall terminate and be forfeited upon termination of employment or service of the Participant granted the applicable Award.

(d) Delivery of Restricted Stock and Settlement of Restricted Stock Units.   (i) Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his beneficiary, without charge, the share certificate evidencing the shares of Restricted Stock that have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share). Dividends, if any, that may have been withheld by the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in Common Shares having a fair market value equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends (except as otherwise set forth by the Committee in the applicable Award agreement).

(ii) Unless otherwise provided by the Committee in an Award agreement, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his beneficiary, without charge, one Common Share for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion, elect to (i) pay cash or part cash and part Common Share in lieu of delivering only Common Shares in respect of such Restricted Stock Units or (ii) defer the delivery of Common Shares (or cash or part Common Shares and part cash, as the case may be) beyond the expiration of the Restricted Period if such delivery would result in a violation of applicable law until such time as is no longer the case. If a cash payment is made in lieu of delivering Common Shares, the amount of such payment shall be equal to the fair market value of the Common Shares as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld.

10. Stock Bonus Awards.    The Committee may issue unrestricted Common Shares, or other Awards denominated in Common Shares, under the Plan to Eligible Persons, either alone or in tandem with other awards, in such amounts as the Committee shall from time to time in its sole discretion determine. Each Stock Bonus Award granted under the Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Stock Bonus Award so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement.

11. Performance Compensation Awards.    (a) Generally. The Committee shall have the authority, at the time of grant of any Award described in Sections 7 through 10 of the Plan, to designate such Award as a Performance Compensation Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The Committee shall have the authority to make an award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code. Notwithstanding the foregoing, the adoption and operation of the Plan and this Section 11 shall not preclude the Board or the Committee from approving other Performance Compensation Awards or short-term incentive compensation arrangements for the benefit of individuals who are Participants hereunder, whether or not such Participants are “covered employees” within the meaning of Section 162(m) of the Code, as the Committee deems appropriate and in the best interests of the Company.

(b) Discretion of Committee with Respect to Performance Compensation Awards.   With regard to a particular Performance Period, the Committee shall have sole discretion to select the length of such Performance Period, the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goals(s) that is (are) to apply and the Performance Formula. Within the first 90 days of a Performance Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code, if applicable), the Committee shall, with regard to the Performance Compensation Awards to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence and record the same in writing.

(c) Performance Criteria.   The Performance Criteria that will be used to establish the Performance Goal(s) for Performance Compensation Awards granted on or after the date of the Company’s 2017 Annual Meeting of Shareholders shall be based on the attainment of specific levels of performance of the Company (and/or one or more Affiliates, divisions, business segments or operational units, or any combination of the foregoing) and shall include the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or revenue growth; (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of the Company’s equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) objective measures of customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of new product rollouts; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; and (xxxiii) objective measures of personal targets, goals or completion of projects. Any one or more of the Performance Criteria may be used on an absolute or relative basis to measure the performance of the Company and/or one or more Affiliates as a whole or any business unit(s) of the Company and/or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph. To the extent required under Section 162(m) of the Code, the Committee shall, within the first 90 days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period. Any Performance Criteria that are financial metrics, may be determined in accordance with United States Generally Accepted Accounting Principles (“GAAP”) or may be adjusted when established (or to the extent permitted under Section 162(m) of the Code, at any time thereafter) to include or exclude any items otherwise includable or excludable under GAAP. For the avoidance of doubt, with respect to Awards that do not constitute “qualified performance-based compensation” for purposes of Section 162(m) of the Code, “Performance Criteria” include any of the above criteria, as well as any other objective or subjective criteria that the Committee in its discretion shall determine.

(d) Modification of Performance Goal(s).   In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing Performance Criteria without obtaining shareholder approval of such alterations, the Committee shall have sole discretion to make such alterations without obtaining shareholder approval. The Committee is authorized at any time during the first 90 days of a Performance Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code, if applicable), or at any time thereafter to the extent the exercise of such authority at such time would not cause the Performance Compensation Awards granted to any Participant for such Performance Period to fail to qualify as “performance-based compensation” under Section 162(m) of the Code, in its sole discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) unusual and/or infrequently occurring items as described in Accounting Principles Board Opinion No. 30 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to shareholders for the applicable year; (vi) acquisitions or divestitures; (vii) discontinued operations; (viii) any other specific unusual or infrequently occurring or non-recurring events, or objectively determinable category thereof; (ix) foreign exchange gains and losses; and (x) a change in the Company’s fiscal year.

(e) Payment of Performance Compensation Awards.   (i) Condition to Receipt of Payment. Unless otherwise provided in the applicable Award agreement, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period.

(ii) Limitation.   A Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and (B) all or some of the portion of such Participant’s Performance Compensation Award has been earned for the Performance Period based on the application of the Performance Formula to such achieved Performance Goals.

(iii) Certification.   Following the completion of a Performance Period, the Committee shall review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate and certify in writing that amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the amount of each Participant’s Performance Compensation Award actually payable for the Performance Period and, in so doing, may apply Negative Discretion.

(iv) Use of Negative Discretion.   In determining the actual amount of an individual Participant’s Performance Compensation Award for a Performance Period, the Committee may reduce or eliminate the amount of the Performance Compensation Award earned under the Performance Formula in the Performance Period through the use of Negative Discretion if, in its sole judgment, such reduction or elimination is appropriate. The Committee may establish factors to take into consideration in implementing its Negative Discretion, including, but not limited to, corporate or business unit performance against budgeted financial goals (e.g., operating income or revenue), achievement of non-financial goals, economic and relative performance considerations and assessments of individual performance. The amount by which any Performance Compensation Award is so reduced shall not be paid to any other Participant. The Committee shall not have the discretion, except as is otherwise provided in the Plan, to (A) grant or provide payment in respect of Performance Compensation Awards for “covered employees” within the meaning of Section 162(m) of the Code for a Performance Period if the Performance Goals for such Performance Period have not been attained; or (B) increase a Performance Compensation Award above the applicable limitations set forth in Section 5 of the Plan.

(f) Timing of Award Payments.   Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by this Section 11.

12. Changes in Capital Structure and Similar Events.  In the event of (a) any dividend (other than ordinary cash dividends) or other distribution (whether in the form of cash, Common Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, spin-off, split-up, split-off, combination, repurchase or exchange of Common Shares or other securities of the Company, issuance of warrants or other rights to acquire Common Shares or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the Common Shares, or (b) unusual or infrequently occurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee shall make any such adjustments in such manner as it may deem equitable, including without limitation any or all of the following:

(i) adjusting any or all of (A) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under the Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of the Plan) and (B) the terms of any outstanding Award, including, without limitation, (1) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (2) the Exercise Price or Strike Price with respect to any Award or (3) any applicable performance measures (including, without limitation, Performance Criteria and Performance Goals);

(ii) providing for a substitution or assumption of Awards, accelerating the exercisability of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event; and

(iii) canceling any one or more outstanding Awards and causing to be paid to the holders thereof, in cash, Common Shares, other securities or other property, or any combination thereof, the value of such Awards, if any, as determined by the Committee (which if applicable may be based upon the price per Common Share received or to be received by other shareholders of the Company in such event), including without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the fair market value (as of a date specified by the Committee) of the Common Shares subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR, respectively (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the fair market value of a Common Share subject thereto may be canceled and terminated without any payment or consideration therefor); provided, however, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment in Incentive Stock Options under this Section 12 (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 12 shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

13. Effect of Change in Control.  Except to the extent otherwise provided in an Award agreement, in the event of a Change in Control, notwithstanding any provision of the Plan to the contrary, the Committee may provide that, with respect to all or any portion of a particular outstanding Award or Awards:

(a) if a Participant experiences a Qualifying Termination, the Participant’s then outstanding Options and SARs shall become immediately exercisable as of the date of the Participant’s Qualifying Termination;

(b) if a Participant experiences a Qualifying Termination, any Restricted Period in effect on the date of the Participant’s Qualifying Termination shall expire as of such date (including without limitation a waiver of any applicable Performance Goals);

(c) if a Participant experiences a Qualifying Termination, Performance Periods in effect on the date of the Participant’s Qualifying Termination shall end on such date, and the Committee shall (i) determine the extent to which Performance Goals with respect to each such Performance Period have been met based upon such audited or unaudited financial information or other information then available as it deems relevant and (ii) cause the Participant to receive partial or full payment of Awards for each such Performance Period based upon the Committee’s determination of the degree of attainment of the Performance Goals, or assuming that the applicable “target” levels of performance have been attained or on such other basis determined by the Committee.

To the extent practicable, any actions taken by the Committee under the immediately preceding clauses (a) through (c) shall occur in a manner and at a time which allows affected Participants the ability to participate in the Change in Control transactions with respect to the Common Shares subject to their Awards.

14. Amendments and Termination. (a) Amendment and Termination of the Plan.   The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided that (i) no amendment to Section 11(c) or Section 14(b) (to the extent required by the proviso in such Section 14(b)) shall be made without shareholder approval and (ii) no such amendment, alteration, suspension, discontinuation or termination shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation system on which the Common Shares may be listed or quoted or to prevent the Company from being denied a tax deduction under Section 162(m) of the Code); provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary.

(b) Amendment of Award Agreements.   The Committee may, to the extent consistent with the terms of any applicable Award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; provided, further, that without shareholder approval, except as otherwise permitted under Section 12 of the Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR, (ii) the Committee may not cancel any outstanding Option or SAR where the Fair Market Value of the Common Shares underlying such Option or SAR is less than its Exercise Price and replace it with a new Option or SAR, another Award or cash and (iii) the Committee may not take any other action that is considered a “repricing” for purposes of the shareholder approval rules of the applicable securities exchange or inter-dealer quotation system on which the Common Shares are listed or quoted.

15. Restrictive Covenants. (a) Confidentiality.  By accepting an Award under the Plan, and as a condition thereof, each Participant agrees not to, at any time, either during their employment or thereafter, divulge, use, publish or in any other manner reveal, directly or indirectly, to any person, firm, corporation or any other form of business organization or arrangement, and to keep in the strictest confidence any Confidential Information, except (i) as may be necessary to the performance of the Participant’s duties to the Company, (ii) with the Company’s express written consent, (iii) to the extent that any such information is in or becomes in the public domain other than as a result of the Participant’s breach of any of his or her obligations under this Section 15(a), or (iv) where required to be disclosed by court order, subpoena or other government process and in such event, the Participant shall cooperate with the Company in attempting to keep such information confidential to the maximum extent possible. Upon the request of the Company or an Affiliate, the Participant agrees to promptly deliver to the Company the originals and all copies, in whatever medium, of all such Confidential Information.

(b) Non-Disparagement.   By accepting an Award under the Plan, and as a condition thereof, the Participant acknowledges and agrees that he or she will not defame or publicly criticize the services, business, integrity, veracity or personal or professional reputation of the Company, including its officers, directors, partners, executives or agents, in either a professional or personal manner at any time during or following his or her employment.

(c) Post-Employment Property.   By accepting an Award under the Plan, and as a condition thereof, the Participant agrees that any work of authorship, invention, design, discovery, development, technique, improvement, source code, hardware, device, data, apparatus, practice, process, method or other work product whatever (whether patentable or subject to copyright, or not, and hereinafter collectively called “discovery”) related to the business of the Company that the Participant, either solely or in collaboration with others, has made or may make, discover, invent, develop, perfect, or reduce to practice during his or her employment, whether or not during regular business hours and created, conceived or prepared on the Company’s premises or otherwise shall be the sole and complete property of the Company. More particularly, and without limiting the foregoing, the Participant agrees that all of the foregoing and any (i) inventions (whether patentable or not, and without regard to whether any patent therefor is ever sought), (ii) marks, names, or logos (whether or not registrable as trade or service marks, and without regard to whether registration therefor is ever sought), (iii) works of authorship (without regard to whether any claim of copyright therein is ever registered), and (iv) trade secrets, ideas, and concepts ((i) — (iv) collectively, “Intellectual Property Products”) created, conceived, or prepared on the Company’s premises or otherwise, whether or not during normal business hours, shall perpetually and throughout the world be the exclusive property of the Company, as shall all tangible media (including, but not limited to, papers, computer media of all types, and models) in which such Intellectual Property Products shall be recorded or otherwise fixed. The Participant further agrees promptly to disclose in writing and deliver to the Company all Intellectual Property Products created during his or her engagement by the Company, whether or not during normal business hours. The Participant agrees that all works of authorship created by the Participant during his or her engagement by the Company shall be works made for hire of which the Company is the author and owner of copyright. To the extent that any competent decision-making authority should ever determine that any work of authorship created by the Participant during his or her engagement by the Company is not a work made for hire, by accepting an Award, the Participant assigns all right, title and interest in the copyright therein, in perpetuity and throughout the world, to the Company. To the extent that this Plan does not otherwise serve to grant or otherwise vest in the Company all rights in any Intellectual Property Product created by the Participant during his or her engagement by the Company, by accepting an Award, the Participant assigns all right, title and interest therein, in perpetuity and throughout the world, to the Company. The Participant agrees to execute, immediately upon the Company’s reasonable request and without charge, any further assignments, applications, conveyances or other instruments, at any time, whether or not the Participant is engaged by the Company at the time such request is made, in order to permit the Company and/or its respective assigns to protect, perfect, register, record, maintain, or enhance their rights in any Intellectual Property Product; provided that the Company shall bear the cost of any such assignments, applications or consequences. Upon termination of the Participant’s employment by the Company for any reason whatsoever, and at any earlier time the Company so requests, the Participant will immediately deliver to the custody of the person designated by the Company all originals and copies of any documents and other property of the Company in the Participant’s possession, under the Participant’s control or to which he or she may have access.

For purposes of this Section 15, the term “Company” shall include the Company and its Affiliates.

16. General. (a) Award Agreements.   Each Award under the Plan shall be evidenced by an Award agreement, which shall be delivered to the Participant (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)) and shall specify the terms and conditions of the Award and any rules applicable thereto, including without limitation, the effect on such Award of the death, disability or termination of employment or service of a Participant, or of such other events as may be determined by the Committee.

(b) Nontransferability.   (i) Each Award shall be exercisable only by a Participant during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award agreement to preserve the purposes of the Plan, to: (A) any person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and his or her Immediate Family Members; or (C) a partnership or limited liability company whose only partners or stockholders are the Participant and his or her Immediate Family Members; or (D) any other transferee as may be approved either (I) by the Board or the Committee in its sole discretion, or (II) as provided in the applicable Award agreement. (each transferee described in clauses (A), (B) (C) and (D) above is hereinafter referred to as a “Permitted Transferee”); provided that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii) The terms of any Award transferred in accordance with the immediately preceding sentence shall apply to the Permitted Transferee and any reference in the Plan, or in any applicable Award agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the Common Shares to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award agreement, that such a registration statement is necessary or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of the termination of the Participant’s employment by, or services to, the Company or an Affiliate under the terms of the Plan and the applicable Award agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award agreement.

(c) Tax Withholding.   (i) A Participant shall be required to pay to the Company or any Affiliate, and the Company or any Affiliate shall have the right and is hereby authorized to withhold, from any cash, Common Shares, other securities or other property deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, Common Shares, other securities or other property) of any required withholding taxes (up to the maximum statutory rate under applicable law) in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such withholding and taxes.

(ii) Without limiting the generality of clause (i) above, the Committee may, in its sole discretion, permit a Participant to satisfy, in whole or in part, the foregoing withholding liability by (A) the delivery of Common Shares (which are not subject to any pledge or other security interest and are Mature Shares) owned by the Participant having a fair market value equal to such withholding liability or (B) having the Company withhold from the number of Common Shares otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a fair market value equal to such withholding liability.

(d) No Claim to Awards; No Rights to Continued Employment; Waiver.   No employee of the Company or an Affiliate, or other person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award agreement. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under the Plan or any Award agreement, notwithstanding any provision to the contrary in any written employment contract or other agreement between the Company and its Affiliates and the Participant, whether any such agreement is executed before, on or after the Date of Grant.

(e) International Participants.   With respect to Participants who reside or work outside of the United States of America and who are not (and who are not expected to be) “covered employees” within the meaning of Section 162(m) of the Code, the Committee may in its sole discretion amend the terms of the Plan or outstanding Awards with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or its Affiliates.

(f) Designation and Change of Beneficiary.   Each Participant may file with the Committee a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon his death. A Participant may, from time to time, revoke or change his beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate.

(g) Termination of Employment/Service.   Unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence nor a transfer from employment or service with the Company to employment or service with an Affiliate (or vice-versa) shall be considered a termination of employment or service with the Company or an Affiliate; and (ii) if a Participant’s employment with the Company and its Affiliates terminates, but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity (or vice-versa), such change in status shall not be considered a termination of employment with the Company or an Affiliate.

(h) No Rights as a Stockholder.   Except as otherwise specifically provided in the Plan or any Award agreement, no person shall be entitled to the privileges of ownership in respect of Common Shares that are subject to Awards hereunder until such shares have been issued or delivered to that person.

(i) Government and Other Regulations.   (i) The obligation of the Company to settle Awards in Common Shares or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Common Shares pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the Common Shares to be offered or sold under the Plan. The Committee shall have the authority to provide that all certificates for Common Shares or other securities of the Company or any Affiliate delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award agreement, the federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system upon which such shares or other securities are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that it in its sole discretion deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii) The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of Common Shares from the public markets, the Company’s issuance of Common Shares to the Participant, the Participant’s acquisition of Common Shares from the Company and/or the Participant’s sale of Common Shares to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate fair market value of the Common Shares subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or delivered, as applicable), over (B) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of delivery of Common Shares (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof.

(j) Payments to Persons Other Than Participants.   If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(k) Nonexclusivity of the Plan.   Neither the adoption of this Plan by the Board nor the submission of this Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options or other equity-based awards otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

(l) No Trust or Fund Created.   Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other person or entity, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.

(m) Reliance on Reports.   Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company and its Affiliates and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself.

(n) Relationship to Other Benefits.   No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(o) Governing Law.   The Plan shall be governed by and construed in accordance with the internal laws of the State of New York applicable to contracts made and performed wholly within the State of New York, without giving effect to the conflict of laws provisions thereof.

(p) Severability.   If any provision of the Plan or any Award or Award agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(q) Obligations Binding on Successors.   The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, amalgamation, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(r) Code Section 162(m) Approval.   If so determined by the Committee, the provisions of the Plan regarding Performance Compensation Awards shall be disclosed and reapproved by shareholders no later than the first shareholder meeting that occurs in the fifth year following the year in which shareholders previously approved such provisions, in each case in order for certain Awards granted after such time to be exempt from the deduction limitations of Section 162(m) of the Code. Nothing in this clause, however, shall affect the validity of Awards granted after such time if such shareholder approval has not been obtained.

(s) Code Section 409A.

(i) Notwithstanding any provision of this Plan to the contrary, all Awards made under this Plan are intended to be exempt from or, in the alternative, comply with Code Section 409A and the interpretive guidance thereunder, including the exceptions for stock rights and short-term deferrals. The Plan shall be construed and interpreted in accordance with such intent. Each payment under an Award shall be treated as a separate payment for purposes of Code Section 409A.

(ii) If a Participant is a “specified employee” (as such term is defined for purposes of Code Section 409A) at the time of his or her termination of service, no amount that is nonqualified deferred compensation subject to Code Section 409A and that becomes payable by reason of such termination of service shall be paid to the Participant (or in the event of the Participant’s death, the Participant’s representative or estate) before the earlier of (x) the first business day after the date that is six months following the date of the Participant’s termination of service, and (y) within 30 days following the date of the Participant’s death. For purposes of Code Section 409A, a termination of service shall be deemed to occur only if it is a “separation from service” within the meaning of Code Section 409A, and references in the Plan and any Award agreement to “termination of service” or similar terms shall mean a “separation from service.” If any Award is or becomes subject to Code Section 409A, unless the applicable Award agreement provides otherwise, such Award shall be payable upon the Participant’s “separation from service” within the meaning of Code Section 409A. If any Award is or becomes subject to Code Section 409A and if payment of such Award would be accelerated or otherwise triggered under a Change in Control, then the definition of Change in Control shall be deemed modified, only to the extent necessary to avoid the imposition of an excise tax under Code Section 409A, to mean a “change in control event” as such term is defined for purposes of Code Section 409A.

(iii) Any adjustments made pursuant to Section 12 to Awards that are subject to Code Section 409A shall be made in compliance with the requirements of Code Section 409A, and any adjustments made pursuant to Section 12 to Awards that are not subject to Code Section 409A shall be made in such a manner as to ensure that after such adjustment, the Awards either (x) continue not to be subject to Code Section 409A or (y) comply with the requirements of Code Section 409A.

(t) Expenses; Gender; Titles and Headings.   The expenses of administering the Plan shall be borne by the Company and its Affiliates. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings shall control.

(u) Other Agreements.   Notwithstanding the above, the Committee may require, as a condition to the grant of and/or the receipt of Common Shares under an Award, that the Participant execute lock-up, shareholder or other agreements, as it may determine in its sole and absolute discretion.

(v) Payments.   Participants shall be required to pay, to the extent required by applicable law, any amounts required to receive Common Shares under any Award made under the Plan.

(w) Erroneously Awarded Compensation.   All Awards shall be subject (including on a retroactive basis) to (i) any clawback, forfeiture or similar incentive compensation recoupment policy established from time to time by the Company, including, without limitation, any such policy established to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act, (ii) applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act), and/or (iii) the rules and regulations of the applicable securities exchange or inter-dealer quotation system on which the Common Shares are listed or quoted, and such requirements shall be deemed incorporated by reference into all outstanding Award agreements.

* * *

ANNEX F

FORM OF CERTIFICATE OF DOMESTICATION OF
DOUBLE EAGLE ACQUISITION CORP.

Pursuant to Section 388 of the General Corporation Law of the State of Delaware

Double Eagle Acquisition Corp., a Cayman Islands exempted company limited by its shares, which intends to domesticate as a Delaware corporation pursuant to this Certificate of Domestication (upon such domestication to be renamed “Williams Scotsman Corporation and referred to herein after such time as the “Corporation”), does hereby certify to the following facts relating to the domestication of the Corporation in the State of Delaware:

1.	The Corporation was originally incorporated on the 26th day of June, 2015 under the laws of the Cayman Islands.
2.	The name of the Corporation immediately prior to the filing of this Certificate of Domestication is Double Eagle Acquisition Corp.
3.	The name of the Corporation as set forth in the Certificate of Incorporation is Williams Scotsman Corporation.
4.	The jurisdiction that constituted the seat, siege social or principal place of business or central administration of the Corporation immediately prior to the filing of this Certificate of Domestication is the Cayman Islands.
5.	The domestication has been approved in the manner provided for by the document, instrument, agreement or other writing, as the case may be, governing the internal affairs of Double Eagle Acquisition Corp. and the conduct of its business or by applicable non-Delaware law, as appropriate.

[Signature Page Follows]

F-1

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Domestication to be executed in its name this [•] of [•], 2017.

DOUBLE EAGLE ACQUISITION CORP., a Cayman Islands company

By:	Name: Jeff Sagansky Title: President and Chief Executive Officer

F-2

ANNEX G

SHAREHOLDERS AGREEMENT

This SHAREHOLDERS AGREEMENT (this “Agreement”), dated as of [•], 2017, is entered into by and among Williams Scotsman Holdings Corp., a Delaware corporation (the “Company”), Williams Scotsman Corporation, a Delaware corporation (the “Majority Shareholder”), Algeco Scotsman Global S.à r.l., a Luxembourg société à responsabilité limitée (“Algeco Global”), Algeco Scotsman Holdings Kft., a Hungarian limited liability company (“Algeco Holdings” and together with Algeco Global, each a “Minority Shareholder” and collectively, the “Minority Shareholders” and together with the Majority Shareholder, the “Initial Shareholders”), each other Person who after the date hereof acquires Common Stock of the Company and becomes party to this Agreement by executing a Joinder Agreement (such Persons, collectively with the Initial Shareholders, the “Shareholders”) and, solely for purposes of Section 2.01 hereof, Double Eagle Acquisition LLC and Harry E. Sloan (together, the “Founders”).

WHEREAS, the Company was formed as a wholly-owned subsidiary of the Majority Shareholder for the purpose of acquiring all of the issued and outstanding capital stock of Williams Scotsman International, Inc., a Delaware corporation (“WSII”), from the Minority Shareholders pursuant to the terms and conditions of that certain Stock Purchase Agreement, dated as of August 21, 2017, by and among the Majority Shareholder, the Minority Shareholders and the Company, as amended by that certain Amendment to Stock Purchase Agreement dated as of September 6, 2017 and the certain Second Amendment to Stock Purchase Agreement dated as of November 6, 2017 (as the same may be further amended, modified or otherwise supplemented from time to time, the “Purchase Agreement”);

WHEREAS, pursuant to the terms and conditions of the Purchase Agreement, as partial consideration thereunder, the Minority Shareholders will receive, on a pro rata basis based on their respective ownership of WSII, (i) shares of Common Stock of the Company, such that on the date hereof the Minority Shareholders will collectively own 10% of the Company’s issued and outstanding Common Stock on a fully diluted basis and the Majority Shareholder will own 90% of the Company’s issued and outstanding Common Stock on a fully diluted basis and (ii) a number of shares of Parent Class B Common Stock equal to the number of shares of Common Stock of the Company described in the foregoing clause (i)1; and

WHEREAS, the Initial Shareholders deem it in their best interests and in the best interests of the Company to enter into this Agreement to set forth their respective rights, duties and obligations in connection with their investment in the Company.

NOW, THEREFORE, for good and valuable consideration the sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.01 Definitions.

Capitalized terms used herein and not otherwise defined shall have the meaning set forth in this Article I.

“Affiliate” means, with respect to any Person, any other Person that, at the time of determination, directly or indirectly, whether through one or more intermediaries or otherwise, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

[1]	NTD: Company’s charter will be amended at closing to increase the number of authorized common shares of the Company to equal the sum of the aggregate number of authorized Class A and Class B common shares of Majority Shareholder.

“Applicable Law” means all applicable provisions of constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority.

“Board” has the meaning set forth in Section 2.01(a).

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law to close.

“Bylaws” means the bylaws of the Company adopted on August 15, 2017, as the same may be amended, modified, supplemented or restated from time to time in accordance with the terms of this Agreement.

“Certificate of Incorporation” means the certificate of incorporation of the Company, as filed on August 15, 2017 with the Secretary of the State of Delaware and as the same may be amended, modified, supplemented or restated from time to time in accordance with the terms of the Purchase Agreement and this Agreement.

“Change of Control” means any transaction or series of related transactions (as a result of a tender offer, merger, consolidation or otherwise) that (a) results in or is in connection with any Third Party Purchaser or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) of Third Party Purchasers acquiring beneficial ownership, directly or indirectly, of a majority of the then issued and outstanding Common Stock, (b) results in or is in connection with the sale, lease, exchange, conveyance, transfer or other disposition (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Company and its Subsidiaries (if any), on a consolidated basis, to any Third Party Purchaser or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) of Third Party Purchasers (including any liquidation, dissolution or winding up of the affairs of the Company, or any other distribution made, in connection therewith), or (c) results in the Initial Shareholders, or their Permitted Transferee, as the case may be, collectively owning less than a majority of the surviving entity immediately following consummation thereof.

“Common Stock” means the common stock, par value $0.0001 per share, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization.

“Company” has the meaning set forth in the preamble.

“Competitor” means any Person that directly or indirectly competes with the WSII Business.

“Director” has the meaning set forth in Section 2.01(a).

“Drag-along Notice” has the meaning set forth in Section 3.03(b).

“Drag-along Sale” has the meaning set forth in Section 3.03(a).

“Drag-along Shareholder” has the meaning set forth in Section 3.03(a).

“Dragging Shareholder” has the meaning set forth in Section 3.03(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agreement” means that certain Exchange Agreement entered into simultaneously herewith by and among the Company, the Majority Shareholder and the Minority Shareholders, as amended from time to time.

“Excluded Company Securities” means (a) the issuance of Common Stock as consideration to a Person in connection with the consummation of any acquisition, merger, consolidation or other similar transaction by the Company or any of its Subsidiaries, which transaction has been approved by the Board of the Company and does not trigger the obligations of the Company under Article V hereof; or (b) Common Stock issued or issuable to lenders or other institutional investors (excluding the Shareholders) providing debt financing to the Company or its Subsidiaries in any arm’s length transaction provided that such issuance is not equal to or convertible into an aggregate of more than 5% of the outstanding Common Stock on fully diluted basis at the time of issuance and such issuance is approved by the Board.

“Excluded Parent Securities” means (a) a grant by the Majority Shareholder of equity, options to purchase equity, restricted stock units or other securities of the Majority Shareholder to any existing or prospective consultants, employees, officers or Directors pursuant to incentive agreements, stock option or similar equity-based plans or other compensation agreements, which grant has been approved by the board of directors of the Majority Shareholder or a committee or delegate thereof; (b) the issuance of equity of the Majority Shareholder upon exercise or conversion of options or other securities to purchase shares of equity of the Majority Shareholder as contemplated by clause (a); (c) the issuance of equity securities of the Majority Shareholder as consideration to a Person for the sale of assets or securities in connection with the consummation of any acquisition, merger, consolidation or other similar transaction by the Company or any of its Subsidiaries, which transaction has been approved by the board of directors of the Majority Shareholder; (d) a stock split, stock dividend or any similar recapitalization or distribution with respect to the equity securities of the Majority Shareholder; (e) any derivatives issued by the Majority Shareholder or equity securities issued pursuant to derivatives issued by the Majority Shareholder; (f) equity securities of the Majority Shareholder issued or issuable to lenders or other institutional investors (excluding the Shareholders) providing debt financing to the Company or its Subsidiaries in any arm’s length transaction provided that such issuance is not equal to or convertible into an aggregate of more than 5% of the outstanding equity of the Majority Shareholder on fully diluted basis at the time of issuance and such issuance is approved by the board of directors of the Majority Shareholder; or (g) the issuance of Parent Class B Common Stock to the Minority Shareholders or their Permitted Transferee.

“Exercise Period” has the meaning set forth in Section 4.01(c).

“Government Approval” means any authorization, consent, approval, waiver, exception, variance, order, exemption, publication, filing, declaration, concession, grant, franchise, agreement, permission, permit, or license of, from or with any Governmental Authority, the giving notice to, or registration with, any Governmental Authority or any other action in respect of any Governmental Authority.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Initial Shareholders” has the meaning set forth in the preamble.

“Issuance Notice” has the meaning set forth in Section 4.01(b).

“Joinder Agreement” means the joinder agreement in form and substance of Exhibit A attached hereto.

“Liens” means any lien, claim, charge, mortgage, pledge, security interest, option, preferential arrangement, right of first offer, encumbrance or other restriction or limitation of any nature whatsoever.

“Lock-up Period” has the meaning set forth in Section 3.01(a).

“Majority Shareholder” has the meaning set forth in the preamble.

“Minority Shareholders” has the meaning set forth in the preamble.

“New Company Securities” has the meaning set forth in Section 4.01(a).

“Offered Shares” has the meaning set forth in Section 3.02(a).

“Offering Shareholder” has the meaning set forth in Section 3.02(a).

“Offer Notice” has the meaning set forth in Section 3.02(b).

“Organizational Documents” means the Bylaws and the Certificate of Incorporation.

“Parent Class B Common Stock” means the Majority Shareholder’s Class B common stock, par value $0.0001 per share, and any stock into which such Parent Class B Common Stock may thereafter be converted, changed, reclassified or exchanged.

“Permitted Transferee” means, with respect to the Minority Shareholders, an Affiliate of the Minority Shareholder, a general partner or manager of such Minority Shareholder or any of its Affiliates (excluding any other portfolio company thereof), any fund which has the same general partner or manager as the Minority Shareholders or any of their Affiliates, any fund in respect of which such Minority Shareholder or one of its/their Affiliates is a general partner or manager, including without limitation TDR Capital Nominees Limited and Sapphire Holding S.à r.l.

“Person” means an individual, corporation, limited liability company, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Pre-emptive Pro Rata Portion” has the meaning set forth in Section 4.01(c).

“Pre-emptive Shareholder” has the meaning set forth in Section 4.01(a).

“Proposed Transferee” has the meaning set forth in Section 3.04(a).

“Purchase Agreement” has the meaning set forth in the preamble.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“ROFR Notice” has the meaning set forth in Section 3.02(d).

“ROFR Notice Period” has the meaning set forth in Section 3.02(d).

“Sale Notice” has the meaning set forth in Section 3.04(b).

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholders” has the meaning set forth in the preamble.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

“Tag-along Notice” has the meaning set forth in Section 3.04(c).

“Tag-along Period” has the meaning set forth in Section 3.04(c).

“Tag-along Sale” has the meaning set forth in Section 3.04(a).

“Tag-along Shareholder” has the meaning set forth in Section 3.04(a).

“Third Party Purchaser” means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Common Stock or (b) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Common Stock.

“Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any Common Stock owned by a Person or any interest (including a beneficial interest) in any Common Stock owned by a Person.

“Waived ROFR Transfer Period” has the meaning set forth in Section 3.02(d).

“WSII Business” means the business of WSII as of the date hereof, subject to any changes thereto as of the relevant time of determination pursuant to this Agreement, including but not limited to the provision of modular space and portable storage solutions and the offering of various products such as single mobile and sales office units, multi-unit office complexes, classrooms, ground-level and stackable steel-frame office units, steps, ramps, furniture packages, damage waivers, other specialty units and shipping containers for portable storage solutions, in all cases across North America.

ARTICLE II.

CORPORATE GOVERNANCE, VOTING RIGHTS AND VOTING ARRANGEMENTS

Section 2.01 Board of Directors.

(a) The Shareholders agree that the business and affairs of the Company shall be managed through a board of directors (the “Board”) consisting of three (3) members (each a “Director”), one of which shall be designated by the Founders, one of which shall be jointly designated by the Majority Shareholder and the Founders and be an independent director of Majority Shareholder and one of which shall be designated by the Majority Shareholder.

(b) Each Shareholder shall vote all shares of Common Stock over which such Shareholder has voting control and shall take all other necessary or desirable actions within such Shareholder’s control (including in its capacity as shareholder, director, member of a board committee or officer of the Company or otherwise, and whether at a regular or special meeting of the Shareholders or by written consent in lieu of a meeting) to elect to the Board any individual designated in accordance with this Section 2.01.

(c) Only the designating party shall have the right at any time to remove (with or without cause) any Director designated by such party for election to the Board and each Shareholder shall vote all shares of Common Stock over which such Shareholder has voting control and shall take all other necessary or desirable actions within such Shareholder's control (including in its capacity as shareholder, director, member of a board committee or officer of the Company or otherwise, and whether at a regular or special meeting of the Shareholders or by written consent in lieu of a meeting) to remove from the Board any individual designated by such party that such party desires to remove pursuant to this Section 2.01(c). Except as provided in the preceding sentence, unless the applicable designating party shall otherwise consent in writing, no Shareholder shall take any action to cause the removal of any Directors designated in accordance with this Section 2.01.

(d) In the event a vacancy is created on the Board at any time and for any reason (whether as a result of death, disability, retirement, resignation or removal pursuant to Section 3.01(c)), the party who designated such individual shall have the right to designate a different individual to replace such Director and each Shareholder shall vote all shares of Common Stock over which such Shareholder has voting control and shall take all other necessary or desirable actions within such Shareholder’s control (including in its capacity as shareholder, director, member of a board committee or officer of the Company or otherwise, and whether at a regular or special meeting of the Shareholders or by written consent in lieu of a meeting) to elect to the Board any individual so designated.

Section 2.02 Voting Arrangements.

(a) In addition to any vote or consent of the Board or Shareholders of the Company required by Applicable Law, for so long as the Minority Shareholders, or a Permitted Transferee, as the case may be, own any shares of Common Stock, the Company shall not, and shall not enter into any commitment to, take any of the following actions without the prior unanimous written consent or affirmative vote of the Minority Shareholders, or their Permitted Transferee, as the case may be:

1) amend, modify or waive the Certificate of Incorporation or Bylaws in a manner that would have a materially disproportionate effect on the Minority Shareholders as minority shareholders as compared to the other Shareholders;

2) vary, alter or otherwise amend the rights attaching to the Common Stock in a manner that would have a materially disproportionate effect on the Minority Shareholders as minority shareholders as compared to the other Shareholders;

3) amend the exchange rights granted to the Minority Shareholders, or their Permitted Transferee, as the case may be, under the Exchange Agreement; or

4) amend the pre-emptive rights set forth in Article IV of this Agreement in any manner, including without limitation, any amendment to the definitions of “Excluded Company Securities” or “Excluded Parent Securities.”

(b) In all matters submitted for a vote to the Shareholders, each Shareholder will be entitled to vote that number of shares of Common Stock held thereby and all Shareholders will vote together as a single class.

(c) For the avoidance of doubt, except as set forth in Section 2.02(a), no unanimous written consent or affirmative vote of the Minority Shareholders, or their Permitted Transferee, as the case may be, shall be required in connection with any issuances of the equity of the Company or the Majority Shareholder.

Section 2.03 Subsidiaries.

With respect to any Subsidiary of the Company, the Initial Shareholders shall have the same management, voting and board of director representation rights with respect to such Subsidiary as the Initial Shareholders have with respect to the Company. The Initial Shareholders shall, and the Majority Shareholder shall cause its Director designees to, take all such actions as may be necessary or desirable to give effect to this provision.

ARTICLE III.

RESTRICTIONS ON TRANSFER

Section 3.01 General Restrictions on Transfer.

(a) Except as permitted by Section 3.01(b), and as required pursuant to Section 3.03 or Section 3.04, for a period of one (1) year from the date hereof (the “Lock-up Period”), the Minority Shareholders will not Transfer any of their Common Stock of the Company or Parent Class B Common Stock. Except as permitted by Section 3.01(b), Section 3.02, Section 3.03 or Section 3.04, no other Shareholder will, directly or indirectly, voluntarily or involuntarily, Transfer any of its Common Stock.

(b) The provisions of Section 3.01(a), Section 3.02, Section 3.03 or Section 3.04 shall not apply to:

1) a Transfer by all of the Minority Shareholders of all (and not less than all) of their Common Stock to a Permitted Transferee, subject to the contemporaneous transfer to such Permitted Transferee of all of the Parent Class B Common Stock held by the Minority Shareholders;

2) any Transfer by any Shareholder pursuant to a merger, stock sale, consolidation or other business combination of the Company with a Third Party Purchaser that has been approved by the Board, subject to the contemporaneous surrender to the Majority Shareholder and cancellation of all of the Parent Class B Common Stock held by such Shareholder, if any; or

3) any Transfer or exchange pursuant to the Exchange Agreement, subject to the contemporaneous surrender and cancellation of all of the Parent Class B Common Stock held by the Minority Shareholders or their Permitted Transferee, as the case may be.

(c) In addition to any legends required by Applicable Law, each certificate representing the Common Stock of the Company shall bear a legend substantially in the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A SHAREHOLDERS AGREEMENT (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY). NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH SHAREHOLDERS AGREEMENT.

(d) Prior notice shall be given to the Company by the transferor of any Transfer permitted by this Section 3.01 (whether or not to a Permitted Transferee) of any Common Stock (and the contemporaneous transfer or surrender to the Majority Shareholder of the Parent Class B Common Stock). Prior to consummation of any such Transfer, the transferring Shareholder shall cause the transferee to execute and deliver to the Company a Joinder Agreement and agree to be bound by the terms and conditions of this Agreement. In addition, in the case of a Transfer by the Minority Shareholders to a Permitted Transferee pursuant to Section 3.01(b)(1) above, the Minority Shareholders shall cause the Permitted Transferee to also execute and deliver to the Company a joinder agreement to the Exchange Agreement, in the form attached thereto and, in the case of any Transfer pursuant to Section 3.01(b)(2) above, the transferring Shareholder shall cause the transferee(s) to execute and deliver to the Company a joinder agreement to the Exchange Agreement, in the form attached thereto. Upon any Transfer by any Shareholder of any of its Common Stock (and the contemporaneous transfer or surrender of its Parent Class B Common Stock, if any, to the Majority Shareholder), in accordance with the terms of this Agreement, the transferee thereof shall be substituted for, and shall assume all the rights and obligations under this Agreement of, the transferor thereof.

(e) Notwithstanding any other provision of this Agreement, each Shareholder agrees that it will not, directly or indirectly, Transfer any of its Common Stock (i) except as permitted under the Securities Act and other applicable federal or state securities laws, (ii) if it would cause the Company or any of its Subsidiaries to be required to register as an investment company under the Investment Company Act of 1940, as amended, or (iii) if it would cause the assets of the Company or any of its Subsidiaries to be deemed plan assets as defined under the Employee Retirement Income Security Act of 1974, as amended, or its accompanying regulations or result in any “prohibited transaction” thereunder involving the Company.

(f) Any attempt to Transfer any Common Stock (or any Parent Class B Common Stock) that is not in compliance with this Agreement shall be null and void, and the Company shall not, and shall cause any transfer agent not to, give any effect in the Company’s stock records to such attempted Transfer, the Majority Shareholder shall not, and shall cause any transfer agent not to, give any effect in the Majority Shareholder’s stock records to such attempted transfer and the purported transferee in any such Transfer shall not be treated as the owner of such Common Stock for any purposes of this Agreement.

Section 3.02 Right of First Refusal.

(a) If at any time following the Lock-up Period the Minority Shareholders or their Permitted Transferee, as the case may be (such Shareholder, an “Offering Shareholder”), receive a binding and irrevocable offer from a Third Party Purchaser to purchase all or any portion of the Common Stock (the “Offered Shares”) owned by such Offering Shareholder, and the Offering Shareholder desires to Transfer the Offered Shares (other than Transfers permitted by Section 3.01(b) above or Transfers made pursuant to Section 3.03), then the Offering Shareholder must first make an offering of the Offered Shares to the Majority Shareholder in accordance with the provisions of this Section 3.02.

(b) Within three Business Days of receipt of the offer from the Third Party Purchaser, the Offering Shareholder shall give written notice (the “Offer Notice”) to the Company and the Majority Shareholder stating that they have received a binding and irrevocable offer from a Third Party Purchaser and specifying: (i) the identity of the Third Party Purchaser; (ii) the number of Offered Shares; (iii) the per share purchase price and other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; (iii) the proposed date, time and location of the closing of the Transfer, which shall not be less than 30 Business Days from the date of the Offer Notice; and (iv) a copy of any form of agreement proposed to be executed in connection therewith. The Offer Notice shall constitute the Offering Shareholder’s offer to Transfer the Offered Shares to the Majority Shareholder, on the same material terms of such Third-Party Offer, which offer shall be irrevocable until the end of the ROFR Notice Period (as defined in Section 3.02(d) below).

(c) By delivering the Offer Notice, the Offering Shareholder represents and warrants to the Company and to the Majority Shareholder that: (i) the Offering Shareholder has full right, title and interest in and to the Offered Shares; (ii) the Offering Shareholder has all the necessary power and authority and has taken all necessary action to Transfer such Offered Shares as contemplated by this Section 3.02; and (iii) the Offered Shares are, or will be upon closing of a sale, free and clear of any and all Liens other than those arising as a result of or under the terms of this Agreement.

(d) Upon receipt of the Offer Notice, the Majority Shareholder shall have 10 Business Days (the “ROFR Notice Period”) to elect to purchase all (and not less than all) of the Offered Shares by delivering a written notice (a “ROFR Notice”) to the Offering Shareholder and the Company stating that it offers to purchase such Offered Shares on the terms substantially similar to those specified in the Offer Notice. Any ROFR Notice shall be binding upon delivery to the Offering Shareholder and irrevocable by the Majority Shareholder. In the event the Majority Shareholder fails to deliver a ROFR Notice during the ROFR Notice Period, the Majority Shareholder shall be deemed to have waived all of its rights to purchase the Offered Shares under this Section 3.02 and the Offering Shareholder may, during the 60 Business Day period immediately following the expiration of the RORF Notice Period (which period may be extended for a reasonable time not to exceed 90 Business Days to the extent necessary to obtain any required Governmental Approvals) (such period, as may be extended, the “Waived ROFR Transfer Period”), subject to the provisions of Section 3.04, Transfer all of the Offered Shares to the Third Party Purchaser on terms and conditions no more favorable to the Third Party Purchaser than those set forth in the Offer Notice. Contemporaneously with any such Transfer to the Majority Shareholder or a Third Party Purchaser as described above, the Offering Shareholder shall surrender its shares of Parent Class B Common Stock to the Majority Shareholder, such shares of Parent Class B Common Stock shall be automatically cancelled and retired and neither the Offering Shareholder nor the Third Party Purchaser shall have any rights or options pertaining to such shares of Parent Class B Common Stock. If the Offering Shareholder does not Transfer the Offered Shares within such period or, if such Transfer is not consummated within the Waived ROFR Transfer Period, the rights provided hereunder shall be deemed to be revived and the Offered Shares shall not be Transferred to the Third Party Purchaser unless the Offering Shareholder sends a new Offer Notice to the Majority Shareholder in accordance with, and otherwise complies with, this Section 3.02.

(e) Each Shareholder shall take all actions as may be reasonably necessary to consummate the Transfer contemplated by this Section 3.02, including entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate. At the closing of any Transfer pursuant to this Section 3.02, the Offering Shareholder shall deliver to the applicable purchaser the certificate or certificates representing the Offered Shares to be sold (if any), accompanied by stock powers and all necessary stock transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from such purchaser by certified or official bank check or by wire transfer of immediately available funds.

(f) For the avoidance of doubt, the terms and conditions of this Section 3.02 apply to each Third Party Offer received by the Minority Shareholders or their Permitted Transferee, as the case may be, during the term of this Agreement following the Lock-up Period; provided, however, that notwithstanding anything in this Section 3.03 to the contrary, neither the Majority Shareholder nor any other Person or Shareholder will be entitled to any right of first refusal in relation to any exchange of any Common Stock by the Minority Shareholders or their Permitted Transferee, as the case may be, into pursuant to the terms and conditions of the Exchange Agreement.

Section 3.03 Drag-along Rights.

(a) If at any time a Shareholder that holds no less than 51% of the outstanding Common Stock of the Company (a “Dragging Shareholder”) proposes to consummate, in one transaction or a series of related transactions, a Change of Control (a “Drag-along Sale”) with a Third Party Purchaser, the Dragging Shareholder shall have the right to require that each other Shareholder (each, a “Drag-along Shareholder”) participate in such Transfer in the manner set forth in this Section 3.03; provided, however, that no Drag-along Shareholder shall be required to participate in the Drag-along Sale if the consideration for the Drag-along Sale is other than cash or registered securities listed on an established U.S. securities exchange. Notwithstanding anything to the contrary in this Agreement, but subject to rights set forth herein, each “Drag-along Shareholder” under this Section 3.03 shall vote in favor of the transaction and take all actions to waive any dissenters, appraisal or other similar rights. Notwithstanding the foregoing, in the event that a Drag-along Shareholder is party to the Exchange Agreement and desires to exercise such Shareholder’s exchange rights thereunder, as opposed to participating in the Drag-along

Sale, such Drag-along Shareholder may exercise such exchange rights as set forth in Section 3.03(b) below and upon exercise of such right shall not be deemed a “Drag-along Shareholder” for purposes of the Drag-along Sale.

(b) The Dragging Shareholder shall exercise its rights pursuant to this Section 3.03 by delivering a written notice (the “Drag-along Notice”) to the Company and each Drag-along Shareholder no later than 20 Business Days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Shareholder's rights and obligations hereunder and shall describe in reasonable detail: (i) the number of shares of Common Stock to be sold by the Dragging Shareholder, if the Drag-along Sale is structured as a Transfer of Common Stock; (ii) the identity of the Third Party Purchaser; (iii) the proposed date, time and location of the closing of the Drag-along Sale; (iv) the per share purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and (v) a copy of any form of agreement proposed to be executed in connection therewith. In the event that any Drag-along Shareholder that is party to the Exchange Agreement desires to exchange its shares of Common Stock into equity of the Majority Shareholder, pursuant to the terms and conditions of the Exchange Agreement, as an alternative to participating in the Drag-along Sale, such Drag-along Shareholder must notify the Dragging Shareholder of its desire to exercise such exchange rights not less than 10 Business Days after the date of the Drag-along Notice.

(c) If the Drag-along Sale is structured as a Transfer of Common Stock, then, subject to Section 3.03(d) below and subject to a Shareholder’s right to exercise its exchange rights under the Exchange Agreement, if applicable, the Dragging Shareholder and each Drag-along Shareholder not exercising its exchange rights shall Transfer the number of shares equal to the product of (x) the aggregate number of shares of Common Stock the Third Party Purchaser proposes to buy as stated in the Drag-along Notice and (y) a fraction (A) the numerator of which is equal to the number of shares of Common Stock then held by such Dragging Shareholder or Drag-along Shareholder, as the case may be, and (B) the denominator of which is equal to the number of shares then held by all of the Shareholders (including, for the avoidance of doubt, the Dragging Shareholder). Contemporaneously with any such Drag-along Sale, the Drag-along Shareholder shall surrender its shares of Parent Class B Common Stock to the Majority Shareholder, such shares of Parent Class B Common Stock shall be automatically cancelled and retired and neither the Drag-along Shareholder nor the Third Party Purchaser shall have any rights or options pertaining to such shares of Parent Class B Common Stock.

(d) The consideration to be received by a Drag-along Shareholder shall be the same form and amount of consideration per share of Common Stock to be received by the Dragging Shareholder (or, if the Dragging Shareholder is given an option as to the form and amount of consideration to be received, the same option shall be given to the Drag-along Shareholder) and the terms and conditions of such Transfer shall, except as otherwise provided in the immediately succeeding sentence, be the same as those upon which the Dragging Shareholder Transfers its Common Stock. No Drag-along Shareholder shall be obligated to make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Shareholder, except for customary representations as to title and ownership of the Common Stock, which representations shall be made severally and not jointly. Any indemnification obligation required in connection with the Drag-along Sale shall be pro rata based on the consideration received by the Dragging Shareholder and each Drag-along Shareholder, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Shareholder and each such Drag-along Shareholder in connection with the Drag-along Sale. In no event shall a Drag-along Shareholder be required to agree to a non-competition covenant or make any warranties as to the business operations of the Company or WSII.

(e) The reasonable fees and expenses of the Dragging Shareholder incurred in connection with a Drag-along Sale and for the benefit of all Shareholders (it being understood that costs incurred by or on behalf of a Dragging Shareholder for its sole benefit will not be considered to be for the benefit of all Shareholders), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by all the Shareholders on a pro rata basis, based on the aggregate consideration received by each Shareholder; provided, that no Shareholder shall be obligated to make or reimburse any out-of-pocket expenditure prior to the consummation of the Drag-along Sale; provided further that in the event of a sale of all or substantially all of the Shareholders’ Common Stock, the Company agrees to bear the expenses.

(f) Subject to the right of each Shareholder party to the Exchange Agreement to exchange its Common Stock, as an alternative to participating in the Drag-along Sale, each Shareholder shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the Dragging Shareholder.

(g) The Dragging Shareholder shall have 60 Business Days following the date of the Drag-along Notice in which to consummate the Drag-along Sale, on the terms set forth in the Drag-along Notice (which such 60 Business Day period may be extended for a reasonable time not to exceed 120 Business Days to the extent reasonably necessary to obtain any Government Approvals). If at the end of such period, the Dragging Shareholder has not completed the Drag-along Sale, the Dragging Shareholder may not then effect a transaction subject to this Section 3.03 without again fully complying with the provisions of this Section 3.03.

Section 3.04 Tag-along Rights.

(a) If at any time the Majority Shareholder proposes to Transfer any shares of its Common Stock to a Third Party Purchaser (the “Proposed Transferee”) and the Majority Shareholder cannot or has not elected to exercise its drag-along rights set forth in Section 3.03 above, each other Shareholder (each, a “Tag-along Shareholder”) shall be permitted to participate in such Transfer (a “Tag-along Sale”) on the terms and conditions set forth in this Section 3.04.

(b) Prior to the consummation of any such Transfer of Common Stock described in Section 3.04(a), and after satisfying its obligations pursuant to Section 3.02, the Majority Shareholder shall deliver to the Company and each other Shareholder a written notice (a “Sale Notice”) of the proposed Tag-along Sale subject to this Section 3.04 no later than 10 Business Days prior to the closing date of the Tag-along Sale. The Sale Notice shall make reference to the Tag-along Shareholders’ rights hereunder and shall describe in reasonable detail: (i) the aggregate number of shares of Common Stock the Proposed Transferee has offered to purchase; (ii) the identity of the Proposed Transferee; (iii) the proposed date, time and location of the closing of the Tag-along Sale; (iv) the per share purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and (v) a copy of any form of agreement proposed to be executed in connection therewith.

(c) Each Tag-along Shareholder shall exercise its right to participate in a Transfer of Common Stock by the Majority Shareholder subject to this Section 3.04 by delivering to the Majority Shareholder a written notice (a “Tag-along Notice”) stating its election to do so and specifying the number of shares of Common Stock to be Transferred by it no later than five Business Days after receipt of the Sale Notice (the “Tag-along Period”). For the avoidance of doubt, the Initial Shareholders, or their Permitted Transferee, as the case may be, shall only be permitted to exercise such rights jointly. The offer of each Tag-along Shareholder set forth in a Tag-along Notice shall be irrevocable upon delivery to the Majority Shareholder, and, to the extent such offer is accepted, such Tag-along Shareholder shall be bound and obligated to Transfer its Common Stock in the proposed Transfer on the terms and conditions set forth in this Section 3.04. The Majority Shareholder and each Tag-along Shareholder shall have the right to Transfer in a Transfer subject to this Section 3.04 the number of shares of Common Stock equal to the product of (x) the aggregate number of shares of Common Stock the Proposed Transferee proposes to buy as stated in the Sale Notice and (y) a fraction (A) the numerator of which is equal to the number of shares of Common Stock then held by the Majority Shareholder or such Tag-along Shareholder, as the case may be, and (B) the denominator of which is equal to the number of shares then held by all of the Shareholders (including, for the avoidance of doubt, the Majority Shareholder). Contemporaneously with any such Tag-along Sale, the Tag-along Shareholder shall surrender its shares of Parent Class B Common Stock to the Majority Shareholder, such shares of Parent Class B Common Stock shall be automatically cancelled and retired and neither the Tag-along Shareholder nor the Third Party Purchaser shall have any rights or options pertaining to such shares of Parent Class B Common Stock.

(d) Each Tag-along Shareholder who does not deliver a Tag-along Notice in compliance with Section 3.04(c) above shall be deemed to have waived all of such Tag-along Shareholder's rights to participate in such Transfer, and the Majority Shareholder shall (subject to the rights of any participating Tag-along Shareholder) thereafter be free to Transfer to the Proposed Transferee its shares of Common Stock at a per share price that is no greater than the per share price set forth in the Sale Notice and on other same terms and conditions which are not materially more favorable to the Majority Shareholder than those set forth in the Sale Notice without any further obligation to the non-accepting Tag-along Shareholders.

(e) Each Tag-along Shareholder participating in a Transfer pursuant to this Section 3.04 shall receive the same consideration per share as the Majority Shareholder after deduction of such Tag-along Shareholder’s proportionate share of the related expenses in accordance with Section 3.04(g) below.

(f) No Tag-along Shareholder shall be obligated to make or provide the same representations, warranties, covenants, indemnities and agreements as the Majority Shareholder, except for customary representations as to title and ownership of the Common Stock, which representations shall be made severally and not jointly. Any indemnification obligation required in connection with the Tag-along Sale shall be pro rata based on the consideration received by the Majority Shareholder and each Tag-along Shareholder, in each case in an amount not to exceed the aggregate proceeds received by the Majority Shareholder and each such Tag-along Shareholder in connection with any Tag-along Sale. In no event shall a Tag-along Shareholder be required to agree to a non-competition covenant or make any warranties as to the business operations of the Company or WSII.

(g) The reasonable fees and expenses of the Majority Shareholder incurred in connection with a Tag-along Sale and for the benefit of all Shareholders (it being understood that costs incurred by or on behalf of the Majority Shareholder for its sole benefit will not be considered to be for the benefit of all Shareholders), to the extent not paid or reimbursed by the Company or the Proposed Transferee, shall be shared by all the Shareholders participating in the Tag-along Sale on a pro rata basis, based on the aggregate consideration received by each such Shareholder; provided, that no Shareholder shall be obligated to make or reimburse any out-of-pocket expenditure prior to the consummation of the Tag-along Sale; provided further that in the event of a sale of all or substantially all of the Shareholders’ Common Stock, the Company agrees to bear the expenses.

(h) Each Tag-along Shareholder shall take all actions as may be reasonably necessary to consummate the Tag-along Sale, including entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the Majority Shareholder.

(i) The Majority Shareholder shall have 60 Business Days following the expiration of the Tag-along Period in which to Transfer the shares of Common Stock described in the Sale Notice, on the terms set forth in the Sale Notice (which such 60 Business Day period may be extended for a reasonable time not to exceed 120 Business Days to the extent reasonably necessary to obtain any Government Approvals). If at the end of such 60 Business Day period, the Majority Shareholder has not completed such Transfer, the Majority Shareholder may not then effect a Transfer of Common Stock subject to this Section 3.04 without again fully complying with the provisions of this Section 3.04.

(j) If the Majority Shareholder Transfers to the Proposed Transferee any of its shares of Common Stock in breach of this Section 3.04, then each Tag-along Shareholder shall have the right to Transfer to the Majority Shareholder, and the Majority Shareholder undertakes to purchase from each Tag-along Shareholder, the number of shares of Common Stock that such Tag-along Shareholder would have had the right to Transfer to the Proposed Transferee pursuant to this Section 3.04, for a per share amount and form of consideration and upon the terms and conditions on which the Proposed Transferee bought such Common Stock from the Majority Shareholder, but without indemnity being granted by any Tag-along Shareholder to the Majority Shareholder; provided that nothing contained in this Section 3.04 shall preclude any Tag-along Shareholder from seeking alternative remedies against the Majority Shareholder as a result of the Majority Shareholder’s breach of this Section 3.04. The Majority Shareholder shall also reimburse each Tag-along Shareholder for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Tag-along Shareholder’s rights pursuant to this Section 3.04(j). Contemporaneously with any sale pursuant to this Section 3.04(j), the Tag-along Shareholder shall surrender its shares of Parent Class B Common Stock to the Majority Shareholder, such shares of Parent Class B Common Stock shall be automatically cancelled and retired and neither the Tag-along Shareholder nor the Third Party Purchaser shall have any rights or options pertaining to such shares of Parent Class B Common Stock.

ARTICLE IV.

PRE-EMPTIVE RIGHTS

Section 4.01 Pre-emptive Right for New Company Securities of the Company.

(a) The Company hereby grants the Minority Shareholders, or their Permitted Transferee, as the case may be (each a “Pre-emptive Shareholder”), the right to purchase its pro rata portion of any new Common Stock or other equity of the Company (collectively, the “New Company Securities”) that the Company may from time to time propose to issue or sell to any party, including the Majority Shareholder, for cash other than Excluded Company Securities and Common Stock issued to the Majority Shareholder pursuant to Section 5.02. In furtherance of the pre-emptive rights set forth in this Section 4.01, in the event the Majority Shareholder proposes to issue any new equity of the Majority Shareholder to any party for cash, other than Excluded Parent Securities, the Company hereby agrees to grant each Pre-emptive Shareholder the right to purchase its pro rata portion of a corresponding portion of New Company Securities by delivering notice of the proposed offering to the Pre-emptive Shareholders within five Business Days after the board of directors of the Majority Shareholder approves such sale or issuance and the Pre-emptive Shareholders shall have five Business Days to elect to exercise such right by delivering notice to the Majority Shareholder and the Company, which election shall be irrevocable. If the Pre-emptive Shareholders exercise their pre-emptive rights to purchase the New Company Securities issued as a result of the issuance of new equity of the Majority Shareholder as contemplated above: (1) the Majority Shareholder shall reduce the amount of the proposed issuance of its equity by a percentage equal to the ownership percentage in the Company held by the Pre-emptive Shareholders immediately prior to such issuance, (2) the Majority Shareholder shall use the cash received in exchange for such issuance and sale to purchase New Company Securities (unless the board of directors of the Majority Shareholder determines in good faith that it is in the best interests of the Majority Shareholder, its stockholders and its Subsidiaries to use all or a portion of such cash for another purpose, in which case no New Company Securities shall be issued and no pre-emptive rights shall be applicable) and (3) each Pre-emptive Shareholder shall purchase additional New Company Securities at the same price per share as the New Company Securities purchased by the Majority Shareholder so as to allow the Pre-emptive Shareholder to maintain the same ratio of ownership of the Company as in effect immediately prior to such issuance of New Company Securities to the Majority Shareholder. In the event the Company issues New Company Securities other than Common Stock, the parties hereto agree to make all necessary changes to this Agreement in order to preserve the rights of the Shareholders hereunder or agree in good faith to the terms of a separate shareholders agreement to govern such New Company Securities. For the avoidance of doubt, (i) the Initial Shareholders, or their Permitted Transferee, as the case may be, shall only be permitted to exercise their pre-emptive rights under this Section 4.01 jointly and (ii) the pre-emptive rights set forth in this Section 4.01 shall not apply to the transactions contemplated by the Purchase Agreement.

(b) The Company shall give written notice (an “Issuance Notice”) of any proposed issuance or sale described in the first sentence of Section 4.01(a) above to the Pre-emptive Shareholders within five Business Days following any meeting of the Board at which any such issuance or sale is approved. The Issuance Notice shall set forth the material terms and conditions of the proposed issuance, including: (i) the number of New Company Securities proposed to be issued and the percentage of the Company’s outstanding Common Stock, on a fully diluted basis, that such issuance would represent; (ii) the proposed issuance date, which shall be at least 20 Business Days from the date of the Issuance Notice; and (iii) the proposed purchase price per share.

(c) Each Pre-emptive Shareholder shall, for a period of 15 Business Days following the receipt of an Issuance Notice (the “Exercise Period”) of any proposed issuance or sale described in the first sentence of Section 4.01(a) above, have the right to elect irrevocably to purchase, at the purchase price set forth in the Issuance Notice, the amount of New Company Securities equal to the product of (x) the total number of New Company Securities to be issued by the Company on the issuance date and (y) a fraction determined by dividing (A) the number of shares of Common Stock owned by such Pre-emptive Shareholder immediately prior to such issuance by (B) the total number of shares of Common Stock outstanding on such date immediately prior to such issuance (the “Pre-emptive Pro Rata Portion”) by delivering a written notice to the Company. The Pre-emptive Shareholders election to purchase New Company Securities shall be binding and irrevocable.

(d) The Company shall be free to complete the proposed issuance or sale of New Company Securities described in the Issuance Notice with respect to any New Company Securities not elected to be purchased pursuant to Section 4.01(c) above in accordance with the terms and conditions set forth in the Issuance Notice (except that the amount of New Company Securities to be issued or sold by the Company may be reduced) so long as such issuance or sale is closed within 30 Business Days after the expiration of the Exercise Period (subject to the extension of such 30 Business Day period for a reasonable time not to exceed 60 Business Days to the extent reasonably necessary to obtain any Government Approvals). In the event the Company has not sold such New Company Securities within such time period, the Company shall not thereafter issue or sell any New Company Securities without first again offering such securities to the Shareholders in accordance with the procedures set forth in this Section 4.01.

(e) Upon the consummation of the issuance of any New Company Securities in accordance with this Section 4.01, the Company shall deliver to each Pre-emptive Shareholder certificates (if any) evidencing the New Company Securities, which New Company Securities shall be issued free and clear of any Liens (other than those arising hereunder and those attributable to the actions of the purchasers thereof), and the Company shall so represent and warrant to the purchasers thereof, and further represent and warrant to such purchasers that such New Company Securities shall be, upon issuance thereof to the Pre-Emptive Shareholders and after payment therefor, duly authorized, validly issued, fully paid and non-assessable. Each Pre-Emptive Shareholder shall deliver to the Company the purchase price for the New Company Securities purchased by it by certified or official bank check or wire transfer of immediately available funds. Each party to the purchase and sale of New Company Securities shall take all such other actions as may be reasonably necessary to consummate the purchase and sale including entering into such additional agreements as may be necessary or appropriate.

(f) Contemporaneously with the issuance of any New Company Securities pursuant to Section 4.01(a) to the Minority Shareholders or their Permitted Transferee, as the case may, the Majority Shareholder shall issue to the Minority Shareholders or their Permitted Transferee, on a pro rata basis, a corresponding and identical number of newly issued shares of Parent Class B Common Stock.

ARTICLE V.

OTHER AGREEMENTS

Section 5.01 Acquisition of Similar Business.

(a) The Company and Initial Shareholders agree that any acquisition (whether by merger, asset acquisition, stock purchase or otherwise) of any business similar to that of the WSII Business shall be consummated either by (i) the Company or (ii) a wholly-owned Subsidiary of the Company, such that immediately following the closing of such acquisition the assets or stock, as applicable, of the target entity will be held either by the Company or a wholly-owned Subsidiary of the Company.

(b) Notwithstanding the foregoing, in the event that the board of directors of the Majority Shareholder determines in good faith that the acquisition of any business similar to that of the WSII Business should be consummated by a wholly-owned Subsidiary of the Majority Shareholder that is a parent company of the Company (such that the parent company of the Company will hold the assets or stock of the target entity upon consummation thereof) because it would be materially adverse to the target entity to consummate the acquisition in accordance with Section 5.01(a), all parties to this Agreement hereby agree to make such adjustments and take such actions, to the extent necessary, to ensure that the Minority Shareholders or their Permitted Transferee, as the case may be, are treated in all material respects as if the acquisition had been consummated in accordance with Section 5.01(a) notwithstanding the actual structure.

Section 5.02 Dilutive Events.

Other than (1) in connection with a Dilution Protection Event (as defined in the Exchange Agreement), (2) securities of the Majority Shareholder in respect of the issuance of which the Minority Shareholders have elected to exercise their corresponding pre-emptive right to purchase Common Shares of the Company in accordance with Section 4.01(a) or (3) Parent Class B Common Stock issued to the Minority Shareholders or their Permitted Transferee, as the case may be, if the Majority Shareholder issues any equity securities to any Person (including TDR Capital II Holdings L.P. or any of its Affiliates), then the Company shall issue to the Majority Shareholder for no additional consideration such number of Common Shares that is necessary to reduce the ownership percentage in the Company held by the Minority Shareholders or their Permitted Transferee to the ownership percentage that the Minority Shareholders or their Permitted Transferee would have held in the Majority Shareholder immediately after such equity issuance if, immediately prior to such equity issuance, the Minority Shareholders or their Permitted Transferee had held an ownership percentage in the Majority Shareholder equal to the ownership percentage that the Minority Shareholders or their Permitted Transferee held in the Company immediately prior to such equity issuance.

ARTICLE VI.

REPRESENTATIONS AND WARRANTIES

Section 6.01 Shareholder Representations and Warranties.  Each Shareholder, severally and not jointly, represents and warrants to the Company and each other Shareholder that:

(a) Such Shareholder is an entity duly organized and validly existing and in good standing under the laws of the jurisdiction of organization and has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

(b) The execution and delivery of this Agreement, the performance of by such Shareholder of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate or other company action of such Shareholder. Such Shareholder has duly executed and delivered this Agreement.

(c) This Agreement constitutes the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, require no action by or in respect of, or filing with, any Governmental Authority.

(d) The execution, delivery and performance by such Shareholder of this Agreement and the consummation of the transactions contemplated hereby do not (i) conflict with or result in any violation or breach of any provision of any of the organizational documents of such Shareholder, (ii) conflict with or result in any violation or breach of any provision of any Applicable Law or (iii) require any consent or other action by any Person under any provision of any material agreement or other instrument to which the Shareholder is a party.

(e) Except for this Agreement and the Exchange Agreement, to the extent applicable, such Shareholder has not entered into or agreed to be bound by any other agreements or arrangements of any kind with any other party with respect to the Common Stock, including agreements or arrangements with respect to the acquisition or disposition of the Common Stock or any interest therein or the voting of the Common Stock (whether or not such agreements and arrangements are with the Company or any other Shareholder).

ARTICLE VII.

TERM AND TERMINATION

Section 7.01 Termination.  This Agreement shall terminate upon the earliest of:

(a) the date on which neither the Minority Shareholders nor their Permitted Transferee holds any Common Stock;

(b) the dissolution, liquidation, or winding up of the Company; or

(c) upon the unanimous agreement of the Shareholders.

Section 7.02 Effect of Termination.

(a) The termination of this Agreement shall terminate all further rights and obligations of the Shareholders under this Agreement except that such termination shall not effect:

1) the existence of the Company;

2) the obligation of any party to pay any amounts arising on or prior to the date of termination, or as a result of or in connection with such termination;

3) the rights which any Shareholder may have by operation of law as a shareholder of the Company; or

4) the rights contained herein which are intended to survive termination of this Agreement.

(b) The following provisions shall survive the termination of this Agreement: this Section 7.02 and Sections 8.02, Section 8.03, Section 8.10, Section 8.11 and Section 8.13.

ARTICLE VIII.

MISCELLANEOUS

Section 8.01 Expenses.

Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

Section 8.02 Release of Liability.

In the event any Shareholder shall Transfer all of the Common Stock (together with the transfer or surrender of all of the Parent Class B Common Stock, if any) held by such Shareholder in compliance with the provisions of this Agreement (including, without limitation, the execution and delivery by the transferee of a Joinder Agreement and joinder agreement to the Exchange Agreement) without retaining any interest therein, then such Shareholder shall cease to be a party to this Agreement and shall be relieved and have no further liability arising hereunder for events occurring from and after the date of such Transfer, except in the case of fraud or intentional misconduct.

Section 8.03 Notices.

All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission)

if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.03):

if to the Minority Shareholders to:

c/o Algeco Scotsman Global S.à r.l.
901 S. Bond Street, #600
Baltimore, MD 21231
Attention: Azuwuike H. Ndukwu, General Counsel
E-mail: az.ndukwu@willscot.com

if to the Majority Shareholder to:

Williams Scotsman Corporation
901 S. Bond Street, #600
Baltimore, MD 21231
Attention: Bradley Bacon, General Counsel
E-mail: bradley.bacon@willscot.com

if to the Company to:

Williams Scotsman Corporation
901 S. Bond Street, #600
Baltimore, MD 21231
Attention: Bradley Bacon, General Counsel
E-mail: bradley.bacon@willscot.com

with copies to (which shall not constitute notice):

Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
Attention: William Schwitter
Facsimile: (212) 610-6399
E-mail: william.schwitter@allenovery.com

and

Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
Attention: Joel L. Rubinstein
Facsimile: (212) 294-4700
E-mail: jrubinstein@winston.com

if to the Founders to:

Double Eagle Acquisition LLC
2121 Avenue of the Stars, Suite 2300
Los Angeles, CA 90067
Attention: Jeff Sagansky
E-mail: jsagansky@aol.com

with a copy to (which shall not constitute notice)

Double Eagle Acquisition LLC
2121 Avenue of the Stars, Suite 2300
Los Angeles, CA 90067
Attention: Eli Baker
E-mail: elibaker@geacq.com

Section 8.04 Interpretation.

For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 8.05 Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

Section 8.06 Entire Agreement.

This Agreement, the Exchange Agreement and the Organizational Documents constitute the sole and entire agreement of the parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency or conflict between this Agreement and the Exchange Agreement with any Organizational Document, the Shareholders and the Company shall, to the extent permitted by Applicable Law, amend such Organizational Document to comply with the terms of this Agreement and the Exchange Agreement.

Section 8.07 Amendment and Modification; Waiver.

This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 8.08 Successors and Assigns.

This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, to the extent permitted under Article III hereof.

Section 8.09 No Third-Party Beneficiaries.

This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.10 Governing Law.

This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than those of the State of Delaware.

Section 8.11 Equitable Remedies.

Each party hereto acknowledges that the other parties hereto would be irreparably damaged in the event of a breach or threatened breach by such party of any of its obligations under this Agreement and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to an injunction from a court of competent jurisdiction (without any requirement to post bond) granting such parties specific performance by such party of its obligations under this Agreement. In the event that any party files a suit to enforce the covenants contained in this Agreement (or obtain any other remedy in respect of any breach thereof), the prevailing party in the suit shall be entitled to receive in addition to all other damages to which it may be entitled, the costs incurred by such party in conduction the suit, including reasonable attorney’s fees and expenses.

Section 8.12 Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 8.13 Waiver of Jury Trial.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.01 Actions by Majority Shareholder.

Any actions, including without limitation any decisions, waivers, requests or consents, to be taken or made by the Majority Shareholder under this Agreement shall only be made with the prior approval of a special committee of the board of directors of the Majority Shareholder, which committee shall be comprised solely of the members of the Board of the Company.

[Signature Page Immediately Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Company:

WILLIAMS SCOTSMAN HOLDINGS CORP.

By:	Name: Title:

Shareholders:

WILLIAMS SCOTSMAN CORPORATION

By:	Name: Title:

ALGECO SCOTSMAN GLOBAL S.À: R.L.

By:	Name: Title:

ALGECO SCOTSMAN HOLDINGS KFT.

By:	Name: Title:

Solely for purposes of Section 2.01 hereof:

DOUBLE EAGLE ACQUISITION LLC

By:	Name: Title:

HARRY E. SLOAN

EXHIBIT A

JOINDER AGREEMENT

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Shareholders Agreement dated as of [•] (as the same may be amended from time to time, the “Shareholders Agreement”) among Williams Scotsman Holdings Corp., a Delaware corporation (the “Company”), Williams Scotsman Corporation, a Delaware corporation (the “Majority Shareholder”), Algeco Scotsman Global S.à r.l., a Luxembourg société à responsabilité limitée (“Algeco Global”), Algeco Scotsman Holdings Kft., a Hungarian limited liability company (“Algeco Holdings” and together with Algeco Global, each an “AS Shareholder” and collectively, the “Minority Shareholders” and together with the Majority Shareholder, the “Initial Shareholders”), and, solely for purposes of Section 2.01 thereof, Double Eagle Acquisition LLC and Harry E. Sloan.

Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Shareholders Agreement.

The Joining Party hereby acknowledges and agrees that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party under the Shareholders Agreement as of the date hereof and shall have all of the rights and obligations of the Shareholder from whom it has acquired the Common Stock (to the extent permitted by the Shareholders Agreement) as if it had executed the Shareholders Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Shareholders Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date written below.

Date:           , 20[  ]

[NAME OF JOINING PARTY]

By:	Name: Title:
Address for Notices:

AGREED ON THIS [  ] day of [        ], 20[  ]:

By:	Name: Title:

ANNEX H

EXCHANGE AGREEMENT

This EXCHANGE AGREEMENT (this “Agreement”) dated as of [•], 2017 is entered into by and among Williams Scotsman Holdings Corp., a Delaware corporation (“Holdco”), Williams Scotsman Corporation, a Delaware corporation (“Parent”), Algeco Scotsman Global S.à r.l., a Luxembourg société à responsabilité limitée (“Algeco Global”), Algeco Scotsman Holdings Kft., a Hungarian limited liability company (“Algeco Holdings” and together with Algeco Global, each an “AS Holder” and collectively, the “AS Holders”), and any Permitted Transferee who becomes party to this Agreement by executing a Joinder Agreement. Each of Holdco, Parent, Algeco Global and Algeco Holdings shall be referred to herein individually as a “Party” and collectively as the “Parties.”

WHEREAS, Holdco was formed as a wholly-owned subsidiary of Parent for the purpose of acquiring all of the issued and outstanding capital stock of Williams Scotsman International, Inc., a Delaware corporation (“WSII”), pursuant to a Stock Purchase Agreement, dated as of August 21, 2017, by and among Holdco, Parent and the AS Holders, as amended by the certain Amendment to Stock Purchase Agreement dated as of September 6, 2017 and the certain Second Amendment to Stock Purchase Agreement dated as of November 6, 2017 (as the same may be further amended, modified or otherwise supplemented from time to time, the “Purchase Agreement”);

WHEREAS, pursuant to the terms and conditions of the Purchase Agreement, as partial consideration paid to the AS Holders thereunder, the AS Holders will receive, on a pro rata basis based on their respective ownership of WSII, (i) Holdco Common Stock such that on the date hereof the AS Holders will collectively own ten percent (10%) of the issued and outstanding Holdco Common Stock on a fully diluted basis and Parent will own the remaining ninety percent (90%) of the issued and outstanding Holdco Common Stock on a fully diluted basis and (ii) a number of shares of Parent Class B Common Stock equal to the number of shares of Holdco Common Stock described in the foregoing clause (i)1;

WHEREAS, the respective rights, duties and obligations of the AS Holders and Parent, as shareholders of Holdco, will be governed by the Shareholders Agreement entered in by and among the AS Holders, Parent and Holdco on the date hereof; and

WHEREAS, as a condition precedent to the transactions contemplated by the Purchase Agreement, Parent, Holdco and the AS Holders agreed to enter into this Agreement in order to grant the AS Holders, or their Permitted Transferee (as defined in the Shareholders Agreement), certain additional rights with respect to their shares of Holdco Common Stock and related obligations with respect to their shares of Parent Class B Common Stock.

NOW, THEREFORE, for good and valuable consideration, the sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I. DEFINITIONS

Section 1.01 Definitions.

All capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Shareholders Agreement.

The following terms, as used herein, have the following meanings:

“Acceptance Notice” shall have the meaning set forth in Section 2.03(c)(1).

“Accounting Firm Report” shall have the meaning set forth in Section 2.03(c)(3).

“Dilution Protection Events” shall have the meaning set forth in Section 2.03(b).

“Dispute Deadline” shall have the meaning set forth in Section 2.03(c)(1).

[1]	NTD: Holdco’s charter will be amended at closing to increase the number of authorized common shares of Holdco to equal the sum of the aggregate number of authorized Class A and Class B common shares of Parent.

“Dispute Notice” shall have the meaning set forth in Section 2.03(c)(1).

“Earnout Agreement” means that certain Earnout Agreement entered into as of the date hereof by and among the Parent, the Founder Group and the Investor named therein.

“Estimated Exchange Ratio” shall have the meaning set forth in Section 2.02(b).

“Exchange” shall have the meaning set forth in Section 2.01(a).

“Exchange Act” shall have the meaning set forth in Section 3.01(g).

“Exchange Agent” shall have the meaning set forth in Section 2.02(a).

“Exchange Period” shall have the meaning set forth in Section 2.01(a).

“Exchange Shares” shall have the meaning set forth in Section 2.01(a).

“Exchanging Holder” means the AS Holders, collectively, or their Permitted Transferee, as the case may be.

“Exercise Notice” shall have the meaning set forth in Section 2.02(b).

“Final Exchange Ratio” shall have the meaning set forth in Section 2.03(c)(4).

“Founder Group” means, collectively, Double Eagle Acquisition LLC and Harry E. Sloan.

“Founder Warrants” shall have the meaning set forth in Section 2.03(b)(2).

“Holdco Common Stock” means the Holdco’s common stock, par value $0.0001 per share, and any stock into which such Holdco Common Stock may thereafter be converted, changed, reclassified or exchanged

“Holdco Shares” shall have the meaning set forth in Section 2.01(a).

“Joinder Agreement” means a joinder agreement in the form attached hereto as Exhibit A.

“Material Adverse Effect” shall have the meaning set forth in Section 3.01(f).

“NASDAQ” means the NASDAQ Capital Market.

“Objection” shall have the meaning set forth in Section 2.03(c)(2).

“Parent Class A Common Stock” means the Parent’s Class A common stock, par value $0.0001 per share, and any stock into which such Parent Class A Common Stock may thereafter be converted, changed, reclassified or exchanged.

“Parent Class B Common Stock” means the Parent’s Class B common stock, par value $0.0001 per share, and any stock into which such Parent Class B Common Stock may thereafter be converted, changed, reclassified or exchanged.

“Proxy Statement/Prospectus” shall have the meaning set forth in Section 3.01(b).

“Public Warrants” shall have the meaning set forth in Section 2.03(b)(2).

“Registration Statement” shall have the meaning set forth in Section 3.01(b).

“Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement entered into of the date hereof by and among Parent, the AS Holders, the Investor named therein and certain other parties named on the signature pages thereto.

“Revised Exercise Notice” shall have the meaning set forth in Section 2.03(c)(2).

“SEC Filings” shall have the meaning set forth in Section 3.01(g).

“Securities Act” shall have the meaning set forth in Section 3.01(b).

“Share Exchange Closing” shall have the meaning set forth in Section 2.02(c).

“Shareholders Agreement” means the Shareholders Agreement dated as of the date hereof by and among Parent, the AS Holders, Holdco and, solely for purposes of Section 2.01 thereof, Double Eagle Acquisition LLC and Harry E. Sloan, as amended from time to time.

ARTICLE II. SHARE EXCHANGE

Section 2.01 Share Exchange.

(a) On the terms and subject to the conditions set forth in this Agreement, commencing on the date hereof and for a period of five (5) years thereafter (the “Exchange Period”), the Exchanging Holder shall have the right, but not the obligation, to exchange all, but not less than all, of the shares of Holdco Common Stock held by the Exchanging Holder (collectively, the “Holdco Shares”) for that number of newly issued shares of Parent Class A Common Stock (collectively, the “Exchange Shares”) as determined by the Final Exchange Ratio (as calculated based on Section 2.03 below). As a condition to such exchange, the Exchanging Shareholder shall surrender for cancellation all of its shares of Parent Class B Common Stock. For purposes of this Agreement, such exchange and surrender for cancellation shall be referred to herein as the “Exchange.” In no event shall any Exchange be permitted for less than all of the Exchanging Holder’s shares of Holdco Common Stock and Parent Class B Common Stock. Accordingly, if the AS Holders have not Transferred all of their respective interests in Holdco to their Permitted Transferee and elect to exercise their exchange rights hereunder, each of the AS Holders must jointly exercise such right and jointly execute the Exercise Notice.

(b) The Parties hereby agree to work together in good faith and use all commercially reasonable efforts to determine the Final Exchange Ratio in a timely manner in accordance with the terms and conditions of this Agreement.

(c) Upon completion of the Exchange, all of the issued and outstanding Holdco Common Stock will be held by Parent and all of the Parent Class B Common Stock shall be cancelled.

Section 2.02 Share Exchange Mechanics.

(a) Exchange Agent.  For purposes of this Agreement, the Parties hereby appoint Continental Stock Transfer & Trust Company (“Exchange Agent”) to act as agent for the Exchange and issuance of the Exchange Shares.

(b) Exercise Notice.  At any time during the Exchange Period, the Exchanging Holder may exercise its exchange right by delivering written notice to Parent and Exchange Agent, in substantially the form attached hereto as Exhibit B (the “Exercise Notice”), in accordance with the notice provisions set forth in Section 6.04 hereof, which notice shall set forth in reasonable detail a good faith estimate of the exchange ratio for the Exchange (the “Estimated Exchange Ratio”) based on the procedures and assumptions set forth in Section 2.03 hereof.

(c) Share Exchange Closing.  Promptly following the determination of the Final Exchange Ratio on a date and a time to be specified by the Parties, the closing of the Exchange shall occur (the “Share Exchange Closing”). At the Share Exchange Closing, the Exchanging Holder will deliver to the Exchange Agent the certificates representing the Holdco Shares, together with a duly completed and validly executed Exercise Notice (as updated by the Exchanging Holder, to the extent necessary, to reflect the Final Exchange Ratio), the Parent Class B Common Stock and such other documents as may reasonably be required by the Exchange Agent, and, in exchange therefor, the Exchange Agent will deliver a certificate representing the Exchange Shares or establish a book-entry position for the Exchange Shares, in either case registered in the name of the Exchanging Holder. Any other documents to be delivered at the Share Exchange Closing by or on behalf of the Parties pursuant to this Agreement will be delivered at the Share Exchange Closing at the offices of counsel to Parent.

(d) No Further Rights or Options to Holdco Common Stock or Parent Class B Common Stock.  Effective as of the Share Exchange Closing, the Exchange Shares issued pursuant to this Article II shall be deemed issued in full satisfaction of all rights of the Exchanging Holder pertaining to its ownership of Holdco Common Stock and Parent Class B Common Stock and the Exchanging Holder shall have no further rights or options pertaining to such shares of Holdco Common Stock or Parent

Class B Common Stock. Effective as of the Share Exchange Closing, the Holdco Shares delivered to the Exchange Agent and a corresponding number of shares of Parent Class B Common Stock shall automatically be cancelled and retired and shall cease to exist. For the avoidance of doubt, other than the Exchange Shares, the Exchanging Holder will not be entitled to any consideration for the Holdco Shares or the Parent Class B Common Stock. This Agreement shall automatically terminate following consummation of the transactions contemplated by the Share Exchange Closing, except that the following provisions shall survive the termination of this Agreement: this Section 2.02(d); Section 4.05(b); Section 5.01; Section 5.02; Section 5.04 and Section 5.11.

Section 2.03 Exchange Ratio.  The number of Exchange Shares issuable in exchange for the Holdco Shares will be based on the following principles and procedures.

(a) Estimated Exchange Ratio.  The Exercise Notice shall set forth in reasonable detail the good faith estimate of the Estimated Exchange Ratio, which shall be determined subject to the terms of the following sentence and based on (1) the aggregate ownership percentage of the Exchanging Holder of the issued and outstanding Holdco Common Stock as of the date of the Exercise Notice and (2) the aggregate number of shares of Parent Class A Common Stock issued and outstanding, such that the Exchanging Holder’s common equity ownership percentage in Holdco shall be exchanged for the same common equity ownership percentage of Parent Class A Common Stock, except to the extent such common equity ownership percentage in Parent may be adjusted pursuant to Section 2.03(b) below. For the avoidance of doubt, in calculating the Estimated Exchange Ratio, the respective common equity ownership percentages applied shall reflect (w) any exercise, or failure to exercise, as the case may be, of any preemptive rights under the Shareholders Agreement by such Exchanging Holder, (x) any stock split, stock dividend, reverse stock split, recapitalization or similar change in Parent Class A Common Stock or Holdco Common Stock, (y) any issuance of Excluded Company Securities or Excluded Parent Securities and (z) any dilutive issuances of equity by Parent required by Section 5.02 of the Shareholders Agreement.

(b) Adjustments.  The Parties agree that the exchange ratio shall be adjusted to eliminate the dilutive effects of the following (collectively, the “Dilution Protection Events”):

1) the release from escrow of any shares of Parent Class A Common Stock pursuant to the terms and conditions of the Earnout Agreement as at the time of the Exercise Notice;

2) the termination of any lock-up period or other restrictions imposed on the warrants exercisable for Parent Class A Common Stock held by the Founder Group (the “Founder Warrants”) and restricted under the Earnout Agreement as at the time of the Exercise Notice, which shall be calculated in accordance with the treasury stock method of accounting taking into account the average trading price of the Parent Class A Common Stock on NASDAQ in the twenty (20)-day period immediately preceding the date of the Exercise Notice (the “Treasury Method”);

3) the issuance of any shares of Parent Class A Common Stock upon exercise of the Founder Warrants and restricted under the Earnout Agreement as at the time of the Exercise Notice in accordance with the Treasury Method;

4) the existence of any outstanding warrants exercisable for Parent Class A Common Stock that were issued pursuant to a public offering (the “Public Warrants”) as at the time of the Exercise Notice in accordance with the Treasury Method; or

5) the issuance of any shares of Parent Class A Common Stock issued upon exercise of any outstanding Public Warrants (or any securities convertible or exchangeable into Parent Class A Common Stock) as at the time of the Exercise Notice in accordance with the Treasury Method.

(c) Determination of Final Exchange Ratio.

1) As soon as reasonably practicable, but no later than five (5) Business Days after receipt of the Exercise Notice (the “Dispute Deadline”), Parent shall prepare and deliver to the Exchanging Holder either written notice of (1) its acceptance of the Estimated Exchange Ratio (the “Acceptance Notice”), in which case such notice shall render the Estimated Exchange Ratio to be final and binding, or (2) any dispute with respect to the calculation thereof, in which case such notice shall be deemed the “Dispute Notice” and such Dispute Notice shall set forth in reasonable detail any dispute with respect to the calculation and determination of the Estimated Exchange Ratio, together with supporting schedules and data sufficient to support any such dispute. If an Acceptance Notice or Dispute Notice is not delivered on or prior to the Dispute Deadline, the Estimated Exchange Ratio shall automatically be deemed the Final Exchange Ratio for purposes of this Agreement and, effective as of the Dispute Deadline, Parent waives any and all rights to object to, dispute or challenge such Final Exchange Ratio.

2) In the event of timely delivery of a Dispute Notice by Parent to the Exchanging Holder, Parent and the Exchanging Holder shall negotiate in good faith to resolve each dispute raised therein (each, an “Objection”). If Parent and the Exchanging Holder are able to resolve all of the Objections within ten (10) Business Days after the Exchanging Holder’s receipt of the Dispute Notice, then the Exercise Notice shall be revised to adjust the Estimated Exchange Ratio to reflect the resolution of all such Objections (the “Revised Exercise Notice”) and, upon execution by the Parent and the Exchanging Holder, of the Revised Exercise Notice as an acknowledgement and agreement of the resolution of all such Objections, the exchange ratio, as so adjusted, shall be deemed final and binding.

3) If Parent and the Exchanging Holder, notwithstanding such good faith efforts, fail to resolve any Objections within ten (10) Business Days after the Exchanging Holder’s receipt of the Dispute Notice, then Parent and the Exchanging Holder shall jointly appoint a mutually acceptable accounting firm of national standing that is not the independent auditor of (and does not otherwise provide services under a contractual arrangement with) either Parent (or any of its Subsidiaries) or the Exchanging Holder to resolve any outstanding Objections. Parent and the Exchanging Holder shall cause the accounting firm to deliver a written report containing its calculation and resolution of the disputed Objections (which calculation shall be within the range of the disputed amounts set forth in the Exercise Notice and the Dispute Notice), and any adjustments required to be made to the Estimated Exchange Ratio, within fifteen (15) Business Days of engagement (the “Accounting Firm Report”). All Objections that are determined by such accounting firm and set forth on such Accounting Firm Report will be deemed final, conclusive and binding on the Parties absent manifest error. The Parties hereby agree to make available to such accounting firm the books and records of Parent and Holdco and relevant personnel and properties, as well as any documents or work papers used in the preparation of the Exercise Notice and Dispute Notice, and all other items reasonably requested by the accounting firm, in connection with resolution of the unresolved Objections. The accounting firm shall consider only those Objections submitted to it for resolution. In resolving each such Objection, the accounting firm (i) shall resolve such Objection in accordance with the provisions of this Agreement and (ii) shall make its determination based solely on the presentations and supporting material provided by the Parties hereto and not pursuant to any independent review. The fees, costs and expenses of the accounting firm shall be borne equally by Parent, on the one hand, and the Exchanging Holder, on the other hand.

4) For the avoidance of doubt, and subject to the provisions of Section 2.03(d)(1) above, the Estimated Exchange Ratio shall be deemed the “Final Exchange Ratio” for purposes of this Agreement upon the earlier of the following events to occur: (1) delivery and receipt of an Acceptance Notice; (2) execution of the Revised Exercise Notice; and (3) delivery of the Accounting Firm Report.

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF THE PARTIES

Section 3.01 Representations and Warranties of Parent.

Parent represents and warrants on the date hereof and to the Exchange Holder on the Share Exchange Closing, to the extent applicable, as follows:

(a) Qualification and Organization of the Company.  Parent has been duly incorporated, is validly existing and is in good standing under the laws of the State of Delaware. Parent is not in violation of any of the provisions of its certificate of incorporation or bylaws. Parent has all requisite corporate power and authority to enter into this Agreement, to carry on its business as presently conducted and perform its obligations hereunder and to consummate the transactions contemplated hereby, including the issuance and delivery of the Exchange Shares as contemplated by this Agreement. The execution and delivery by the Parent of this Agreement, the performance by Parent of its obligations hereunder and the consummation by Parent of the transactions contemplated hereby including the issuance and delivery of the Exchange Shares have been duly authorized by all requisite action on the part of Parent. This Agreement has been duly executed and delivered by the Parent and (assuming due authorization, execution and delivery by the other Parties) constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b) Capitalization of Parent.  On the date hereof, Parent has the capitalization set forth in Parent’s proxy statement/prospectus included in its Form S-4 registration statement (the “Registration Statement”) as filed with the Securities and Exchange Commission and mailed to stockholders of Parent in connection with the transactions contemplated by the Purchase Agreement (the “Proxy Statement/Prospectus”), after giving effect to the domestication proposal as set forth therein. All of the issued and outstanding shares of Parent’s capital stock have been duly authorized and validly issued and are fully paid, nonassessable and free of pre-emptive rights and were issued in full compliance with applicable legal requirements. No person is entitled to pre-emptive or similar statutory or contractual rights with respect to any securities of Parent. Except as described in the Proxy Statement/Prospectus, there are no outstanding warrants, options, convertible securities or other rights, agreements or arrangements of any character under which Parent is or may be obligated to issue any equity securities of any kind, except for securities that may be granted to employees of Williams Scotsman (as defined in the Proxy Statement/Prospectus) under Parent’s proposed 2017 incentive award plan to be entered into on or around the Closing Date. Except as described in the Proxy Statement/Prospectus, there are no voting agreements, buy-sell agreements, option or right of first purchase agreements or other agreements of any kind among Parent and any of the stockholders of Parent relating to the securities of Parent held by them. Except as described in the Proxy Statement/Prospectus and in this Agreement, no person or other legal entity has the right to require Parent to register any securities of Parent under the Securities Act of 1933, as amended (the “Securities Act”), whether on a demand basis or in connection with the registration of securities of Parent for its own account or for the account of any other person or legal entity. Except as described in the Proxy Statement/Prospectus, there are no material profit participation or phantom equity awards, interests, or rights with respect to Parent or its capital stock issued to or held by any current or former director, officer, employee or consultant of Parent.

(c) Valid Issuance.  The Exchange Shares, when issued and delivered to the Exchanging Holder in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under Parent’s certificate of incorporation or bylaws under the laws of the State of Delaware.

(d) Compliance with NASDAQ Continued Listing Requirements.  Parent is in compliance with all applicable continued listing requirements of NASDAQ. There are no proceedings pending or, to Parent’s knowledge, threatened against Parent relating to the continued listing of the Parent Class A Common Stock on NASDAQ and Parent has not received any currently pending notice of the delisting of the Parent Class A Common Stock from NASDAQ.

(e) No Conflict.  The issuance and delivery of the Exchange Shares and the compliance by Parent with all of the provisions of this Agreement and the consummation of the transactions herein will be done in accordance with the NASDAQ marketplace rules and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Parent or any of its subsidiaries, after giving effect to the Exchange, pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries is bound or to which any of the property or assets of Parent is subject, that would have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations (a “Material Adverse Effect”) of Parent or materially affect the validity of the Exchange Shares or the legal authority of Parent to comply in all material respects with the terms of this Agreement; (ii) result in any violation of the provisions of the organizational documents of Parent; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Parent or any of its properties, that would have a Material Adverse Effect on Parent or materially affect the validity of the Exchange Shares or the legal authority of Parent to comply with this Agreement.

(f) SEC Filings.  Parent has timely filed with or furnished to (as applicable) the SEC all filings required to be made by it pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Securities Act (collectively, the “SEC Filings”). As of their respective dates, the SEC Filings, including any financial statements or schedules included or incorporated by reference therein, at the time filed, or if amended at the time of amendment, complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Filings. As of their respective dates, the SEC Filings, including any financial statements or schedules included or incorporated by reference therein, at the time filed, or if amended at the time of amendment, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(g) Litigation.  Except as described in the SEC Filings, there are no material pending legal proceedings before any court or governmental agency or body, domestic or foreign, having jurisdiction over Parent or any of its properties against or affecting Parent, its subsidiaries or any of its or their properties, and to Parent’s knowledge, no such material legal proceedings are threatened.

(h) Brokers and Finders.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Exchange or issuance of Exchange Shaers contemplated hereby based upon arrangements made by or on behalf of Parent.

(i) No Other Representations or Warranties.  To the knowledge of Parent, no representation or warranty of Parent included in this Agreement and, to the knowledge of Parent, no information or statement contained in the SEC Filings or in any other document furnished or to be furnished to the Exchanging Holder in connection herewith contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

Section 3.02 Representations and Warranties of the AS Holders

Each AS Holder represents and warrants, severally on behalf of itself as of the date hereof as follows:

(a) Qualification and Organization.  Such AS Holder is duly organized in its jurisdiction of organization, with all requisite power and authority to enter into this Agreement, to carry on its business as presently conducted and perform its obligations hereunder. The execution and delivery by such AS Holder of this Agreement, the performance by such AS Holder of its obligations hereunder and the consummation by such AS Holder of the Exchange has been duly authorized by all requisite action on the part of such AS Holder. This Agreement has been duly executed and delivered by such AS Holder and, assuming due authorization, execution and delivery by the other Parties hereto, constitutes a legal, valid and binding obligation of such AS Holder, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b) No Conflict.  The Exchange by such AS Holder and compliance by the AS Holder with all applicable provisions of this Agreement will not result in any violation of the provisions of the organizational documents of such AS Holder or result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over such AS Holder or any of its properties, that would have a Material Adverse Effect on such AS Holder or materially affect the legal authority of such AS Holder to comply with this Agreement.

(c) No Other Representations or Warranties.  Such AS Holder understands and agrees that it will receive Exchange Shares directly from Parent. Such AS Holder further acknowledges that there have been no representations, warranties, covenants and agreements made to such AS Holder by Parent, or its officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Agreement and the Purchase Agreement.

ARTICLE IV. SECURITIES LAW MATTERS.

Section 4.01 Restricted Securities.

The AS Holders understand that the Exchange Shares will be “restricted securities” under applicable federal securities laws inasmuch as they are being acquired from Parent in a transaction not involving any public offering and that under such laws and applicable regulations the Exchange Shares may be resold without registration under the Securities Act only in certain limited circumstances.

Section 4.02 Legends.

It is understood that, except as provided below, certificates or book-entry accounts evidencing the Exchange Shares may bear the following or similar legends:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE ISSUER THAT THESE SECURITIES MAY BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER OR A SUBSIDIARY THEREOF, (B) PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, (C) OUTSIDE THE UNITED STATES PURSUANT TO REGULATION S UNDER THE SECURITIES ACT, (D) INSIDE THE UNITED STATES PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, OR (E) IN A TRANSACTION THAT IS OTHERWISE EXEMPT FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, AND IN EACH CASE IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS AND THE APPLICABLE LAWS OF ANY OTHER JURISDICTION.

Section 4.03 Removal of Legends.

Notwithstanding the foregoing, the Exchanging Holder shall be entitled to receive from Parent a like number of shares not bearing such legend upon the request of the Exchanging Holder (i) at such time as such restrictions are no longer applicable and (ii) with respect to the restriction on transfer of such shares under the Securities Act, the delivery of a customary opinion of counsel to the Exchanging Holder, which opinion is reasonably satisfactory in form and substance to Parent and its counsel, that the restriction referenced in such legend is no longer required in order to ensure compliance with the Securities Act.

Section 4.04 NASDAQ Listing.

As of the Share Exchange Closing, Parent shall have prepared and filed with NASDAQ, or the applicable listing agency, an additional shares listing application covering all of the Exchange Shares and the Exchange Shares shall have been approved for listing on NASDAQ, subject to official notice of issuance. Parent hereby covenants that the issuance of the Exchange Shares will be done in accordance with the NASDAQ marketplace rules or the rules of the applicable listing agency, as the case may be.

Section 4.05 Registration Rights.

(a) As a condition to the Share Exchange Closing, the Exchanging Holder will execute a joinder agreement to the Registration Rights Agreement (in the form prescribed in Exhibit A thereto) with respect to the Exchange Shares. Upon execution of such joinder agreement, the Exchanging Holder shall be treated as a “holder” as defined thereunder with the same demand, shelf, piggyback registration and other all other similar rights granted to the other Holders party thereto and defined therein.

(b) To the extent that any lock-up arrangements contemplated under the Subscription Agreement have not expired as of the Share Exchange Closing, the unexpired term of such lock-up arrangements shall also apply to the Exchange Shares until the termination of such lock-up arrangements pursuant to the terms of the Subscription Agreement.

ARTICLE V. MISCELLANEOUS

Section 5.01 Expenses.

Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.

Section 5.02 Release of Liability.

In the event the AS Holders Transfer all of the Holdco Common Stock held by the AS Holders to a Permitted Transferee (together with a corresponding number of shares of Parent Class B Common Stock) pursuant to the terms and conditions of the Shareholders Agreement (including without limitation the execution and delivery by the Permitted Transferee of a Joinder Agreement to this Agreement and a joinder agreement to the Shareholders Agreement), then the AS Holders shall cease to be a Party to this Agreement and shall be relieved and have no further rights, obligations or liability hereunder for events occurring from and after the date of such Transfer.

Section 5.03 Public Announcements.

No Party, nor its Affiliates, shall issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other parties hereto; provided, however, that such Party may issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior consent of the other parties hereto if such Party (a) determines, after consultation with outside counsel, that such press release or other public announcement is required by applicable law, including the Securities Act or Exchange Act and (b) endeavors, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other public announcement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto.

Section 5.04 Notices.

All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 5.04):

if to the AS Holders to:

c/o Algeco Scotsman Global S.à r.l.
901 S. Bond Street, #600
Baltimore, MD 21231
Attention: Azuwuike H. Ndukwu, General Counsel
E-mail: az.ndukwu@willscot.com

if to Parent to:

Williams Scotsman Corporation
901 S. Bond Street, #600
Baltimore, MD 21231
Attention: Bradley Bacon, General Counsel
E-mail: bradley.bacon@willscot.com if to Holdco to:

Williams Scotsman Corporation
901 S. Bond Street, #600
Baltimore, MD 21231
Attention: Bradley Bacon, General Counsel
E-mail: bradley.bacon@willscot.com

with copies to (which shall not constitute notice):

Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
Attention: William Schwitter
Facsimile: (212) 610-6399
E-mail: william.schwitter@allenovery.com

and

Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
Attention: Joel L. Rubinstein
Facsimile: (212) 294-4700
E-mail: jrubinstein@winston.com

Section 5.05 Interpretation.

For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (x) to Articles, Sections, and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 5.06 Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

Section 5.07 Entire Agreement.

This Agreement, the Shareholders Agreement, the Subscription Agreement and the Registration Rights Agreement constitute the sole and entire agreement of the parties with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

Section 5.08 Amendment and Modification; Waiver.

This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each Party hereto. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 5.09 Successors and Assigns.

This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns, to the extent permitted under the Shareholders Agreement.

Section 5.10 No Third-Party Beneficiaries.

This Agreement is for the sole benefit of the Parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 5.11 Governing Law.

This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than those of the State of Delaware.

Except as provided in Section 5.12 below, in the event of any dispute, claim or disagreement arising out of or relating to this Agreement or the transactions contemplated by this Agreement, the Parties shall first submit the dispute, claim or disagreement to non-binding mediation administered by the American Arbitration Association (the “AAA”) in accordance with its Commercial Mediation Procedures. The place of mediation shall be the State of Delaware. If the dispute, claim or disagreement is not resolved within 30 days after the initial mediation meeting among the Parties and the mediator, or if the mediation is otherwise terminated, then either Party may submit the dispute, claim or disagreement to binding arbitration administered by the AAA in accordance with the provisions of its Commercial Arbitration Rules (the “Rules”) and, except as provided below, such arbitration shall be the sole means of dispute resolution. The place of arbitration shall be the State of Delaware. The arbitration shall be conducted by a panel of three arbitrators selected in accordance with the Rules, unless the Parties otherwise agree to one arbitrator. Any mediator or arbitrator selected under this Section 5.11 shall be a practicing corporate attorney with significant experience in commercial agreements and acquisitions and shall not have been employed or engaged by or affiliated with either of the Parties or their respective Affiliates. Each Party shall initially bear its own costs and expenses in connection with any mediation or arbitration hereunder, including, without limitation, its attorneys’ fees, and an equal share of the mediator’s or arbitrator’s and administrative fees of mediation or arbitration. The decision of the arbitrators shall be in writing but without any statement of the reasoning therefore, and shall include a determination of responsibility for all costs and expenses incurred by the prevailing Party. Judgment upon an arbitration award may be entered in any court of competent jurisdiction and shall be final, binding and non-appealable.

Section 5.12 Equitable Remedies.

Each Party hereto acknowledges that the other Parties hereto would be irreparably damaged in the event of a breach or threatened breach by such Party of any of its obligations under this Agreement and hereby agrees that in the event of a breach or a threatened breach by such Party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to an injunction from a court of competent jurisdiction (without any requirement to post bond) granting such parties specific performance by such Party of its obligations under this Agreement. In the event that any Party files a suit to enforce the covenants contained in this Agreement (or obtain any other remedy in respect of any breach thereof), the prevailing Party in the suit shall be entitled to receive in addition to all other damages to which it may be entitled, the costs incurred by such Party in conducting the suit, including reasonable attorney’s fees and expenses.

Section 5.13 Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 5.14 Waiver of Jury Trial.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 5.15 Actions by Parent.

Any actions, including without limitation any decisions, waivers, requests or consents, to be taken or made by Parent under this Agreement shall only be made with the prior approval of a special committee of the Board of Directors of Parent, which committee shall be comprised solely of the members of the board of directors of Holdco.

Section 5.16 Further Assurances.

The Parties agree to execute and deliver such additional documents and take such additional actions as the Parties reasonably may deem to be practical and necessary in order to consummate the Exchange as contemplated by this Agreement.

IN WITNESS WHEREOF, the Parties hereto caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first written above.

WILLIAMS SCOTSMAN HOLDINGS CORP.

By:
    Name:
    Title:

WILLIAMS SCOTSMAN CORPORATION

By:
    Name:
    Title:

ALGECO SCOTSMAN GLOBAL S.À: R.L.

By:
    Name:
    Title:

ALGECO SCOTSMAN HOLDINGS KFT.

By:
    Name:
    Title:

EXHIBIT A

JOINDER AGREEMENT

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Exchange Agreement dated as of [•] (as the same may be amended from time to time, the “Exchange Agreement”) among Williams Scotsman Holdings Corp., a Delaware corporation (“Holdco”), Williams Scotsman Corporation, a Delaware corporation (“Parent”), Algeco Scotsman Global S.à r.l., a Luxembourg société à responsabilité limitée (“Algeco Global”), and Algeco Scotsman Holdings Kft., a Hungarian limited liability company (“Algeco Holdings” and together with Algeco Global, each an “AS Holders”).

Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Exchange Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a Party to and “Permitted Transferee” under the Exchange Agreement as of the date hereof and shall have all of the rights and obligations of the AS Holders from whom it has acquired Holdco Common Stock (to the extent permitted by the Exchange Agreement) as if it had executed the Exchange Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Exchange Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Exchange Agreement as of the date written below.

Date:           , 20[  ]

[NAME OF JOINING PARTY]

By:
    Name:
    Title:

Address for Notices:

AGREED ON THIS [  ] day of [        ], 20[  ]:

By:
    Name:
    Title:

EXHIBIT B

FORM OF EXERCISE NOTICE

Williams Scotsman Corporation
901 S. Bond Street, #600
Baltimore, MD 21231
Attention: Bradley Bacon, General Counsel

[Date]

Ladies and Gentlemen:

Reference is hereby made to that certain Exchange Agreement dated as of [•], 2017 (the “Exchange Agreement”) among Williams Scotsman Holdings Corp., a Delaware corporation (“Holdco”), Williams Scotsman Corporation, a Delaware corporation (“Parent”), Algeco Scotsman Global S.à r.l., a Luxembourg société à responsabilité limitée (“Algeco Global”), and Algeco Scotsman Holdings Kft., a Hungarian limited liability company (“Algeco Holdings” and together with Algeco Global, each an “AS Holders”), and any Permitted Transferee who executes and delivers the Joinder Agreement in the form of Exhibit A thereto. Capitalized terms used in this Exercise Notice and not otherwise defined shall have the respective meanings assigned to them in the Exchange Agreement.

This Exercise Notice constitutes formal election by the undersigned, as Exchanging Holder, pursuant to Section 2.02(b) of the Exchange Agreement, to exercise its exchange rights with respect to all of its Holdco Shares at the Estimated Exchange Ratio of [•] based on the calculations set forth on Annex 1 attached hereto and the contemporaneous automatic cancellation of the shares of Parent Class B Common Stock held by the undersigned, all in accordance with the terms and conditions of the Exchange Agreement.

In connection with such exercise, the Exchanging Holder hereby makes the following representations and warranties as of the date of this Exercise Notice and as of the Share Exchange Closing:

(a) Status and Investment Intent.  The Exchanging Holder is (i) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or (ii) an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and the Exchanging Holder is acquiring the Exchange Shares for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Exchange Shares in a manner that would violate the registration requirements of the Securities Act. The Exchanging Holder is not an entity formed for the specific purpose of acquiring the Exchange Shares and is not required to be registered as a broker-dealer under Section 15 of the Exchange Act. The Exchanging Holder acknowledges and agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except: (i) to Parent or a Subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates representing the Exchange Shares shall contain a legend to such effect. The Exchanging Holder is able to bear the economic risk of holding the Exchange Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment. The Exchanging Holder acknowledges and affirms that, with the assistance of its advisors, it has conducted and completed its own investigation, analysis and evaluation related to the investment in the Exchange Shares. The Exchanging Holder has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the Exchange Shares.

(b) Purchase for Own Account.  The Exchanging Holder is acquiring the Exchange Shares for its own account and not with a view to the distribution thereof in violation of the Securities Act.

(c) The Exchanging Holder has good and marketable title to its Holdco Shares and shares of Parent Class B Common Stock and such Holdco Shares and shares of Parent Class B Common Stock are being transferred in the Exchange free and clear of any Liens.

IN THE EVENT THAT THE EXCHANGE IS NOT COMPLETED, THIS EXERCISE NOTICE SHALL BE NULL AND VOID.

Sincerely, [Exchanging Holder(s)] By:	Name: Title:

Annex 1

Calculation of Estimated Exchange Ratio

Annex I

EARNOUT AGREEMENT

This EARNOUT AGREEMENT (this “Agreement”) is entered into as of [•], 2017 by and among [•], a Luxembourg société à responsabilité limitée (“Investor”), [•], a Delaware corporation (the “Company”)1, and each of HARRY E. SLOAN (“Sloan”), and DOUBLE EAGLE ACQUISITION LLC, a Delaware limited liability company (the “Sponsor” and, together with Sloan, the “Founder Group”). Each of the Investor, the Company, Sloan, and the Sponsor are referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Company is party to that certain Stock Purchase Agreement dated as of August 21, 2017 (the “Purchase Agreement”), pursuant to which the Company, through a wholly-owned subsidiary, is indirectly acquiring all of the issued and outstanding stock of Williams Scotsman International, Inc. (“Williams Scotsman”);

WHEREAS, the execution and delivery of this Agreement is a condition precedent to the closing of the Transactions contemplated by the Purchase Agreement;

WHEREAS, it is also a condition precedent to the Transactions that Investor, or one or more of its affiliates, co-investors or syndicatees contribute an Equity Investment (as defined in the Purchase Agreement), directly or indirectly, to the Company in exchange for capital stock of the Company, pursuant to the terms and conditions of the Equity Commitment Letter and the Subscription Agreement entered into contemporaneously herewith; and

WHEREAS, in exchange for and in consideration of the Equity Investment by the Investor, the Investor desires to require the deposit by the Founder Group of its shares of capital stock and warrants of the Company into an escrow account to be established for the purposes set forth herein, which shares and warrants may be either released to, or retained by, as the case may be, the Founder Group or transferred to the Investor (or its nominee), upon the occurrence of certain events as specifically set forth herein.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

SECTION 1. DEFINED TERMS

For purposes of this Agreement, capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Purchase Agreement. The following definitions shall apply to this Agreement:

“NASDAQ” means the Nasdaq Stock Market.

“Qualifying Acquisition” means the acquisition of a business similar to that of Williams Scotsman, which has an enterprise value of $750 million or more, or the execution and delivery of a definitive agreement in respect of any such acquisition, in either case within twelve (12) months of the Closing, which has been approved by the Board of Directors of the Company and, to the extent required, its shareholders; provided, that in the event the twelve (12)-month period in which the Investor may contribute additional capital to the Company pursuant to the terms and conditions of the Equity Commitment Letter and the Subscription Agreement is extended on the same terms and conditions, at the Investor’s sole option and upon receipt of any and all required consents with respect thereto, the timing for completing or entering into a definitive agreement in respect of a Qualifying Acquisition will be extended for the same amount of time. For purposes of this Agreement, (i) a Qualifying Acquisition shall not include the transactions contemplated by the Purchase Agreement and (ii) the “closing” or “consummation” of a Qualifying Acquisition shall mean the actual closing of the acquisition transaction on the closing date defined in the applicable definitive agreement governing the acquisition, following the satisfaction or waiver of all conditions to closing set forth therein.

[1]	To be DEAC as redomesticated in Delaware

“Trading Day” means any day on which NASDAQ is open for trading.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“Trust Account” means that certain trust account of the Company, established with and maintained by the Transfer Agent in connection with the Company’s initial public offering for the benefit of its public stockholders.

SECTION 2. EARNOUT

2.1 Earnout of Founder Shares and Founder Warrants.

(a) The Company currently has 12,500,000 Class B ordinary shares issued and outstanding, of which 12,425,000 are held by the Founder Group (collectively, the “Founder Shares”). In exchange for and in consideration of the Equity Investment, and subject to the occurrence of certain triggering events set forth in Section 2.2 below, the Founder Group has agreed to restrict the Founder Shares for certain periods of time and transfer certain percentages thereof to the Investor (or its nominee), in each case on the terms and conditions set forth herein.

(b) The members of the Founder Group own an aggregate of 14,550,000 warrants, each of which is exercisable to purchase one-half of one Class A ordinary share of the Company (collectively, the “Founder Warrants”), which have been issued to such members of the Founder Group in registered form pursuant to the terms of that certain Warrant Agreement dated as of September 10, 2015 between the Company and the Transfer Agent (the “Warrant Agreement”). In exchange for and in consideration of the Equity Investment, and subject to the occurrence of certain triggering events set forth in Section 2.3 below, the Founder Group has agreed to restrict and, if required, transfer a portion of the Founder Warrants to the Investor (or its nominee) on the terms and conditions set forth herein.

2.2 Procedures Applicable to the Earnout of the Founder Shares.

(a) Delivery of Founder Shares to Escrow Account.  Contemporaneous with the execution of this Agreement and the closing of the Transactions, all of the Founder Shares will be subject to the terms of this Agreement and the Founder Group will deliver the Founder Shares electronically through the Depository Trust Company (“DTC”), using DTC’s Deposit/Withdrawal At Custodian System, to the Escrow Agent (as defined below). Upon receipt of the Founder Shares, the Escrow Agent will place such Founder Shares in an escrow account (the “Escrow Account”) established pursuant to the terms and conditions of that certain escrow agreement (the “Escrow Agreement”) to be entered into simultaneously herewith by and between the Investor, the Founder Group and the Transfer Agent, acting as escrow agent (the “Escrow Agent”).

(b) Preparation and Delivery of Release Notice.  Promptly upon the occurrence of a triggering event, as described in Section 2.2(c) below, or as soon as practicable after any party becomes aware of the occurrence of such triggering event, each member of the Founder Group and the Investor agree to promptly notify the other parties of the occurrence of such and will work together in good faith to prepare and deliver, or cause to be prepared and delivered, a mutually agreeable written notice to the Escrow Agent (each a “Release Notice”), which Release Notice shall set forth in reasonable detail the triggering event giving rise to the requested release and the specific release instructions with respect thereto. Each member of the Founder Group and the Investor hereby agree to negotiate in good faith to resolve any disputes that may arise with respect to the determination of the occurrence of a triggering event and the preparation of the applicable Release Notice. In the event the Founder Group and the Investor are unable to reach mutual agreement with respect to the preparation of a Release Notice, all unresolved disputed items shall be promptly referred to an impartial nationally recognized firm of independent certified public accountants appointed by mutual agreement of the Founder Group and the Investor (the “Independent Accountant”). The Independent Accountant shall be directed to render a written report on the unresolved disputed items with respect to the applicable triggering event and related Release Notice as promptly as practicable and to resolve only those unresolved disputed items. The parties hereby agree to respectively furnish to the Independent Accountant such work papers, schedules and other documents and information relating to the unresolved disputed items as the Independent Accountant may reasonably request. The Independent Accountant shall resolve the disputed items based solely on the terms and conditions in this Agreement and the presentations by the Founder Group and the Investor and not by independent review. The resolution of any such dispute by the

IndependentAccountant shall be final and binding on the parties hereto. The fees and expenses of the Independent Accountant shall be borne equally by the Founder Group and the Investor.

(c) Release of Founder Shares from the Escrow Account.  Subject to the provisions of Sections 2.2(b) and 2.2(f) and the availability of Founder Shares in the Escrow Account, the Founder Group and the Investor shall prepare and deliver to the Escrow Agent a Release Notice directing the Escrow Agent to release and deliver the Founder Shares to the Founder Group and the Investor as follows:

(i) At any time during the period of three (3) years following the date hereof, if the closing price of the shares of the Company’s common stock as reported on NASDAQ or any other national securities exchange exceeds $12.50 per share for twenty (20) of any thirty (30) consecutive Trading Days, 6,212,500 Founder Shares will be released from the Escrow Account and shall be distributed as follows, in each case upon receipt by the Escrow Agent of the applicable Release Notice:

A. if on the date hereof the amount of proceeds from the Trust Account used to fund the Purchase Price is equal to $350 million or more: (1) 4,170,833 shares to the Founder Group; and (2) 2,041,667 shares to the Investor (or its nominee); or

B. if on the date hereof the amount of proceeds from the Trust Account used to fund the Purchase Price is less than $350 million: (1) 3,106,250 shares to the Founder Group; and (2) 3,106,250 shares to the Investor (or its nominee).

(ii) At any time during the period of three (3) years following the date hereof, if the closing price of the shares of the Company’s common stock as reported on NASDAQ or any other national securities exchange exceeds $15.00 per share for twenty (20) of any thirty (30) consecutive Trading Days on NASDAQ or any other national securities exchange, an additional 6,212,500 Founder Shares will be released from the Escrow Account and shall be distributed as follows, in each case upon receipt by the Escrow Agent of the applicable Release Notice:

A. if on the date hereof the amount of proceeds from the Trust Account used to fund the Purchase Price is equal to $350 million or more: (1) 4,170,833 shares to the Founder Group; and (2) 2,041,667 shares to the Investor (or its nominee); or

B. if on the date hereof the amount of proceeds from the Trust Account used to fund the Purchase Price is less than $350 million: (1) 3,106,250 shares to the Founder Group; and (2) 3,106,250 shares to the Investor (or its nominee).

(iii) Notwithstanding the foregoing, if the Company or any of its subsidiaries consummates a Qualifying Acquisition and the Escrow Account has not yet been reduced by the occurrence of the triggering events contemplated by Sections 2.2(c)(i) and (c)(ii) above, the Founder Group and the Investor shall prepare and deliver to the Escrow Agent a Release Notice directing the Escrow Agent to release 4,000,000 Founder Shares from the Escrow Account to the Founder Group upon closing of such Qualifying Acquisition. In such event, Sections 2.2(c)(i) and (c)(ii) above shall be of no further force and effect and the following provisions shall apply and the remaining Founder Shares in the Escrow Account shall be released thereafter as follows, in each case upon receipt by the Escrow Agent of the applicable Release Notice, until such time as no Founder Shares remain in the Escrow Account:

A. if, at any time following the consummation of a Qualifying Acquisition during the period of three (3) years following the date hereof, if the closing price of the shares of the Company’s common stock as reported on NASDAQ or any other national securities exchange exceeds $12.50 per share for twenty (20) of any thirty (30) consecutive Trading Days on NASDAQ or any other national securities exchange, 5,616,667 Founder Shares will be released from the Escrow Account and shall be distributed as follows:

1. if on the date hereof the amount of proceeds from the Trust Account used to fund the Purchase Price is equal to $350 million or more: (1) 3,744,444 shares to the Founder Group; and (2) 1,872,223 shares to the Investor (or its nominee); or

2. if on the date hereof the amount of proceeds from the Trust Account used to fund the Purchase Price is less than $350 million: (i)1,872,223 shares to the Founder Group; and (ii) 3,744,444 shares to the Investor (or its nominee);

and

B. if, at any time following the consummation of a Qualifying Acquisition during the period of three (3) years following the date hereof, if the closing price of the shares of the Company’s common stock as reported on NASDAQ or any other national securities exchange exceeds $15.00 per share for twenty (20) of any thirty (30) consecutive Trading Days on NASDAQ or any other national securities exchange, 2,808,333 million Founder Shares will be released from the Escrow Account and shall be distributed as follows:

1. if on the date hereof the amount of proceeds from the Trust Account used to fund the Purchase Price is equal to $350 million or more: (1) 1,872,222 shares to the Founder Group; and (ii) 936,111 shares to the Investor (or its nominee); or

2. if on the date hereof the amount of proceeds from the Trust Account used to fund the Purchase Price is less than $350 million: (i) 936,111 shares to the Founder Group; and (ii) 1,872,222 shares to the Investor (or its nominee).

(d) Distribution of Founder Shares to the Founder Group.  For the purposes of this Section 2.2, the Founder Shares that are to be released from the Escrow Account and distributed to the Founder Group shall be distributed to the members of the Founder Group on a pro rata basis, in amounts proportionate to the number of shares in the Company held by each member of the Founder Group as of the date hereof. Following any release from the Escrow Account and distribution of any Founder Shares to any member of the Founder Group, such Founder Shares shall no longer be subject to the requirements of this Agreement.

(e) Distribution of Founder Shares to the Investor.  For the purposes of this Section 2.2, any Founder Shares that are to be distributed to the Investor will, upon receipt of the Release Notice by the Escrow Agent, be deemed transferred to the Investor in the name of the Investor or its nominee. All shares issued to the Investor hereunder will: (1) be subject to the respective terms and conditions of the Registration Rights Agreement and Nominating Agreement executed and delivered by the Company and the Investor simultaneously herewith; and (2) be admitted to trading on NASDAQ or any other national securities exchange, as applicable, immediately following their issue and will be capable of settlement on the same basis as the existing shares in issue.

(f) Exhaustion of Founder Shares; Independence of Triggering Events.  Each triggering event set forth in this Section 2.2 is an independent event and not otherwise conditioned or contingent upon the occurrence of any preceding or subsequent triggering event. In the event that a triggering event under Section 2.2(c)(i) or Section 2.2(c)(ii) has occurred, the number of Founder Shares to be released under Section 2.2(c)(iii) shall (subject to the following sentence) be reduced at each subsequent triggering event on a pro rata basis. If the triggering event under Section 2.2(c)(i) has occurred prior to the occurrence of a Qualifying Acquisition, the triggering event under Section 2.2(c)(iii)(A) shall no longer apply. For the avoidance of doubt, no additional shares of capital stock of the Company will be placed in the Escrow Account for release or issuance hereunder and upon release of all of the Founder Shares in the Escrow Account in accordance with this Section 2.2, the Escrow Agreement shall terminate pursuant to its terms and the provisions of this Section 2.2 shall no longer have any force or effect.

2.3 Procedures Applicable to the Earnout of the Founder Warrants.

(a) Limitations on Founder Warrants.  As of the Date hereof, the Founder Warrants will be retained by the members of the Founder Group owning such Founder Warrants, but shall be subject to the requirements of this Agreement until such date that is twelve (12) months from the date of this Agreement (or later in the event the Investor agrees to extend such period pursuant to the terms of its Equity Commitment Letter) (the “Warrant Lock-Up Period”). During the Warrant Lock-Up Period, the holders of the Founder Warrants agree to take no actions with respect thereto, including any transfer or redemption, except as specificallycontemplated by this Agreement. In the event Williams Scotsman consummates a Qualifying Acquisition during the Warrant Lock-Up Period, the Founder Warrants will be treated as follows upon closing of such Qualifying Acquisition:

(i) if on the date hereof the proceeds from the Trust Account are equal to $350 million or more, effective as of the closing date of such Qualifying Acquisition, the Warrant Lock-Up Period shall terminate and the Founder Group will be entitled to retain ownership of all of the Founder Warrants; or

(ii) if on the date hereof the proceeds from the Trust Account are less than $350 million, effective as of the closing date of such Qualifying Acquisition, the Warrant Lock-Up Period shall terminate and (A) one third ( 1/3) of the Founder Warrants will be transferred by the Founder Group to the ownership of the Investor (or its nominee); and (B) the Founder Group will retain ownership of two thirds ( 2/3) of the Founder Warrants.

(b) Warrant Agreement.  In the event any Founder Warrants are transferred to the Investor or its nominee pursuant to this Section 2.3, the members of the Founder Group agree to procure the transfer of such Founder Warrants in accordance with the terms and conditions of the Warrant Agreement and the members of the Founder Group agree to use best efforts to cooperate with the Escrow Agent to promptly process the transfer and delivery of the applicable Founder Warrants to the Investor. Simultaneous with the delivery of such warrants to the Investor hereunder, the Investor shall execute and deliver a joinder agreement, pursuant to which the Investor shall become party to, and bound by, the Warrant Agreement.

(c) Transfer of Warrants.  In the event of a transfer of any Founder Warrants under Section 2.3(a)(ii) above, the Parties hereby agree that they will mutually agree to structure the transfer of any Founder Warrants to the Investor or its nominee under this Section 2.3 in a manner that would grant the Investor or its nominee the same economic and tax treatment with respect to such warrants as if the Investor or its nominee was an initial member of the Founder Group, such that the warrants shall remain uncapped and have the same rights as the Founder Group has on the date hereof.

SECTION 3. FURTHER ASSURANCES

3.1 Further Assurances.  In the event that any Founder Shares or Founder Warrants are required to be transferred and/or delivered pursuant to this Agreement, each Party agrees to execute and deliver all related documentation and take such other action in support of the transaction as shall reasonably be requested by any Party to such transaction in order to carry out the applicable terms and provision of this Agreement, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents.

3.2 General Undertaking.  Each Party shall exercise all powers and rights available to it, including as a holder of shares in the Company, and such other rights and powers available to it from time to time in order to give effect to the provisions of this Agreement and to ensure that the Company and the Escrow Agent comply with their respective obligations under this Agreement.

SECTION 4. REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Parties.  Each Party, on behalf of itself, represents and warrants to each other Party on the date of this Agreement as follows: (a) such Party has all requisite power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby; (b) the execution and delivery by such Party of this Agreement, the performance of its obligations hereunder and the consummation by it of the transactions contemplated hereby have been duly authorized by all requisite action on the part of such Party, to the extent required; (c) this Agreement has been duly executed and delivered by such Party, and (assuming due authorization, execution and delivery by each other Party) this Agreement constitutes a legal, valid and binding obligation of such Party, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.2 Representations and Warranties of the Founder Group.  Each of Sloan and Sponsor, on behalf of itself and only with respect to such Founder Shares and Founder Warrants held by such Party, represents and warrants on the date of this Agreement as follows: such Party owns, as of the date hereof and, as of the date of transfer to the Investor (or its nominee) as contemplated hereunder, will own the Founder Shares and Founder Warrants, in the respective amounts set forth next to such Party’s name on Schedule 4.2 hereto, free and clear of all Liens, other than Permitted Liens. Such Party covenants and agrees that it will not sell, transfer, exchange, convert, assign, subject to a Lien, or otherwise encumber or dispose of any of the Founder Shares and Founder Warrants owned by such Party at any time during the term of this Agreement. Such Party further represents and warrants that, except as contemplated by this Agreement, there are no options, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments relating to the Founder Shares and Founder Warrants owned by such Party.

4.3 Representations and Warranties of the Company.  The Company represents and warrants to the Investor on the date of this Agreement and on each occasion that the Company issues, or the Founder Group transfers, as the case may be, any shares or warrants to the Investor pursuant to this Agreement, as follows:

(a) such shares and/or warrants have been duly and validly authorized and, when issued and delivered to the Investor, will be validly issued, fully paid and non-assessable and are free of pre-emptive rights and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s Certificate of Incorporation or under the laws of the State of Delaware;

(b) the Company has the power to effectuate the transfer of the Founder Shares and/or Founder Warrants to the Investor, or, alternatively, terminate and reissue such shares and warrants to be issued to the Investor under this Agreement, and has taken all necessary corporate action to authorize such issuance and such shares will be validly issued in full compliance with the constitution of the Company and the laws by which the Company is bound;

(c) the Company will not issue, transfer or sell any additional shares or warrants to the Founder Group during the term of this Agreement or redeem or otherwise acquire any Founder Shares or Founder Warrants during the term of this Agreement, except for purposes of effectuating the transfers thereof to Investor as contemplated by this Agreement;

(d) the issuance and sale of the Shares and the compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions described herein will be done in accordance with the NASDAQ marketplace rules and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries, pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company is subject that would have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company (a “Material Adverse Effect”) of the Company or materially affect the validity of the shares or warrants issued to the Investor or the legal authority of the Company to comply in all material respects with the terms of this Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would have a Material Adverse Effect on the Company or materially adversely affect the validity of the shares or warrants issued to the Investor or the legal authority of the Company to comply in all material respects with the terms of this Agreement; and

(e) the Company is in compliance with applicable continued listing requirements of the NASDAQ. There are no proceedings pending or, to the Company’s knowledge, threatened against the Company relating to the continued listing of the Common Stock on NASDAQ and the Company has not received any currently pending notice of the delisting of the Common Stock from NASDAQ.

4.4 Representations and Warranties of the Investor.  The Investor represents and warrants to the Company on the date of this Agreement and on each occasion that the Company issues, or the Founder Group transfers, as the case may be, any shares or warrants to the Investor pursuant to this Agreement, as follows:

(a) the Investor is acquiring the shares and warrants for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the shares and warrants in a manner that would violate the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”);

(b) the Investor acknowledges and agrees that the shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such laws;

(c) the Investor is able to bear the economic risk of holding the shares and warrants for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment;

(d) the Investor acknowledges and affirms that, with the assistance of its advisors, it has conducted and completed its own investigation, analysis and evaluation related to the investment in the shares and warrants;

(e) the Investor has received or has had full access to all the information it considers necessary or appropriate to make an informed investment decision with respect to the shares and warrants; and

(f) the Investor is an accredited investor as defined in Rule 501(a) of Regulation D, as amended, under the Securities Act. Investor was not organized solely for the purpose of acquiring the Securities and is not required to be registered as a broker-dealer under Section 15 of the Exchange Act.

SECTION 5. TERMINATION

5.1 Termination.  This Agreement will automatically terminate as follows:

(a) by the mutual written consent of the Parties;

(b) upon termination of the Purchase Agreement;

(c) upon the earlier of (i) the expiration of the latest time period set forth in Sections 2.2 and 2.3 hereof or (ii) the depletion of all Founder Shares from the Escrow Account and end of the Warrant Lock-Up Period; and

(d) in the event the Company is generally unable to pay its debts as they become due (unless such debts are subject to a good-faith dispute as to the liability or amount) or acknowledges in writing that it is unable to do so, commences a voluntary case under Title 11 of the United States Code, or makes an assignment of all or substantially all of its assets to, a custodian (as that term is defined in Title 11 of the United States Code or the corresponding provisions of any successor laws) for the Company.

5.2 Effect of Termination.  In the event of termination of this Agreement as provided in Section 5.1 above, this Agreement shall become void and there shall be no liability on the part of any Party; provided, however, that nothing in this Agreement shall relieve a Party from liability for (i) any breach by such Party of the terms and provisions of this Agreement prior to such termination or (ii) fraud. Upon termination of this Agreement, the Escrow Agreement will terminate in accordance with its terms and any Founder Shares remaining in the Escrow Account at the time of such termination will automatically be cancelled and shall thereafter cease to exist and neither the Investor nor any member of the Founder Group shall have any rights with respect thereto.

SECTION 6. MISCELLANEOUS

6.1 Amendment.  Subject to applicable Law and except as otherwise provided in this Agreement, prior to the Closing this Agreement may be amended, modified and supplemented by an instrument in writing signed on behalf of each of the Parties.

6.2 Expenses.  All expenses incurred in connection with this Agreement, including without limitation any transfer costs, escrow fees and registration costs, will be paid for by the Company.

6.3 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (notice deemed given upon receipt), telecopied (notice deemed given upon confirmation of receipt) or sent by a nationally recognized overnight courier service, such as Federal Express (notice deemed given upon receipt of proof of delivery), to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

if to any member of the Founder Group to:

c/o Double Eagle Acquisition Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, CA 90067
Attention: Eli Baker
E-mail: elibaker@geacq.com

with a copy to:

Winston & Strawn LLP
200 Park Avenue
New York, NY 10166
Attention: Joel L. Rubinstein
Facsimile: (212) 294-4700
E-mail: jrubinstein@winston.com

if to the Investor to:

TDR Capital II Holdings L.P., acting by its Manager
20 Bentinck Street
London, WIU 2EU
Attn: General Counsel of the Manager
Email: notifications@tdrcapital.com

with a copy to:

Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10020
Attention: William Schwitter
E-mail: william.schwitter@allenovery.com

if to the Company to:

[•]

6.4 Interpretation.  When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. All references to currency, monetary values and dollars set forth herein shall mean U.S. dollars. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation,holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

6.5 Counterparts.  This Agreement may be executed manually or by facsimile or pdf by the parties hereto, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties hereto and delivered to the other parties hereto.

6.6 Entire Agreement.  This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof, including without limitation the term sheet.

6.7 Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible

6.8 Governing Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflict of laws principles that would result in the application of the Law of any other jurisdiction.

6.9 Enforcement; Remedies.  Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

6.10 Waiver of Jury Trial.  EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE TRANSACTION AGREEMENTS DELIVERED IN CONNECTION HEREWITH AND THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. EACH PARTY HEREBY FURTHER AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHUOT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.10.

6.11 Assignment.  This Agreement shall not be assigned by any of the Parties (including by operation of Law) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed and delivered as of the date first above written.

[•]

By:	Name: Title:

WILLIAMS SCOTSMANS INTERNATIONAL, INC.

By:	Name: Title:

[•]

By:	Name: Title:

HARRY E. SLOAN

By:	Name: Title:

DOUBLE EAGLE ACQUISITION LLC

By:	Name: Title:

[Signature Page – Earnout Agreement]

EXHIBIT A

WARRANT AGREEMENT

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers.

The Companies Law of the Cayman Islands does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors. However, such provision may be held by the Cayman Islands courts to be unenforceable, to the extent it seeks to indemnify or exculpate a fiduciary in respect of their actual fraud or willful default, or for the consequences of committing a crime. The Registrant’s amended and restated memorandum and articles of association provides for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud or willful default.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, or the SEC, indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits And Financial Statements Schedules.

(a) Exhibits.

The Exhibit Index following the signature page is incorporated herein by reference.

Item 22. Undertakings.

1.	The undersigned Registrant hereby undertakes:
(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;
(b)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(d)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(e)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
2.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
3.	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
4.	The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.
6.	The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning this transaction that was not the subject of and included in this Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, New York, on the sixth day of November, 2017.

DOUBLE EAGLE ACQUISITION CORP.

By	/s/ Jeff Sagansky Jeff Sagansky President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities indicated:

Signature	Title	Date
* Jeff Sagansky	President, Chief Executive Officer and Director (principal executive officer)	November 6, 2017
/s/ James A. Graf James A. Graf	Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)	November 6, 2017
* Dennis A. Miller	Director	November 6, 2017
* Fredric D. Rosen	Director	November 6, 2017
* James M. McNamara	Director	November 6, 2017
*/s/ James A. Graf James A. Graf Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
2.1†	Stock Purchase Agreement among Double Eagle Acquisition Corp., Williams Scotsman Holdings Corp., Algeco Scotsman Global S.á r.l. and Algeco Scotsman Holdings Kft., dated as of August 21, 2017 (Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K (File No. 001-37552), filed with the SEC on August 21, 2017, and also included as Annex A to the proxy statement/prospectus).
2.2**	Amendment to the Stock Purchase Agreement among Double Eagle Acquisition Corp., Williams Scotsman Holdings Corp., Algeco Scotsman Global S.á r.l. and Algeco Scotsman Holdings Kft., dated as of September 6, 2017. (included as Annex A-1 to the proxy statement/prospectus).
2.3	Second Amendment to the Stock Purchase Agreement among Double Eagle Acquisition Corp., Williams Scotsman Holdings Corp., Algeco Scotsman Global S.á r.l. and Algeco Scotsman Holdings Kft., dated as of November 6, 2017 (included as Annex A-2 to the proxy statement/prospectus).
3.1	Amended and Restated Memorandum and Articles of Association (Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K (File No. 001-37552), filed with the SEC on September 16, 2015, and also included as Annex B to the proxy statement/prospectus).
3.2	Form of Certificate of incorporation of WSC (included as Annex C to the proxy statement/prospectus).
3.3	Form of Bylaws of WSC (included as Annex D to the proxy statement/prospectus).
3.4	Form of Certificate of Corporate Domestication of Double Eagle Acquisition Corp. to be filed with the Secretary of State of the State of Delaware (included as Annex F to the proxy statement/prospectus).
4.1	Specimen Unit Certificate (Incorporated by reference to the corresponding exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-206356), filed with the SEC on August 13, 2015).
4.2	Specimen Ordinary Share Certificate (Incorporated by reference to the corresponding exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-206356), filed with the SEC on August 13, 2015).
4.3	Specimen Warrant Certificate (Incorporated by reference to the corresponding exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-206356), filed with the SEC on August 13, 2015).
4.4	Warrant Agreement between Double Eagle Acquisition Corp. and Continental Stock Transfer & Trust Company, dated as of September 10, 2015 (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-37552), filed with the SEC on September 16, 2015).
4.5**	Specimen Stock Certificate of WSC.
5.1	Opinion of Winston & Strawn LLP as to the validity of the shares of WSC common stock.
8.1	Opinion of Winston & Strawn LLP as to tax matters.
10.1(a)	Letter Agreement among Double Eagle Acquisition Corp., Double Eagle Acquisition LLC, Jeff Sagansky, James A. Graf and Eli Baker, dated as of September 10, 2015 (Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K (File No. 001-37552), filed with the SEC on September 16, 2015).
10.1(b)	Letter Agreement between Double Eagle Acquisition Corp. and Dennis A. Miller, dated as of September 10, 2015 (Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K (File No. 001-37552), filed with the SEC on September 16, 2015).
10.1(c)	Letter Agreement between Double Eagle Acquisition Corp. and Fredric D. Rosen, dated as of September 10, 2015 (Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K (File No. 001-37552), filed with the SEC on September 16, 2015).

Exhibit Number	Description
10.1(d)	Letter Agreement between Double Eagle Acquisition Corp. and James M. McNamara, dated as of September 10, 2015 (Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K (File No. 001-37552), filed with the SEC on September 16, 2015).
10.1(e)	Letter Agreement between Double Eagle Acquisition Corp. and Harry E. Sloan, dated as of September 10, 2015 (Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K (File No. 001-37552), filed with the SEC on September 16, 2015).
10.2	Investment Management Trust Agreement between Double Eagle Acquisition Corp. and Continental Stock Transfer & Trust Company, dated as of September 10, 2015 (Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K (File No. 001-37552), filed with the SEC on September 16, 2015).
10.3	Private Placement Warrant Purchase Agreement among Double Eagle Acquisition Corp., Double Eagle Acquisition LLC, Harry E. Sloan, Dennis A. Miller, James M. McNamara, Fredric D. Rosen, the Sara L. Rosen Trust, the Samuel N. Rosen 2015 Trust and the Fredric D. Rosen IRA, dated as of September 10, 2015 (Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K (File No. 001-37552), filed with the SEC on September 16, 2015).
10.4	Registration Rights Agreement among Double Eagle Acquisition Corp., Double Eagle Acquisition LLC and the Holders signatory thereto, dated as of September 10, 2015 (Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K (File No. 001-37552), filed with the SEC on September 16, 2015).
10.5	Promissory Note, dated as of July 1, 2015, issued to Double Eagle Acquisition LLC (Incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 333-206356), filed with the SEC on August 13, 2015).
10.6+	Form of Williams Scotsman Corporation 2017 Incentive Award Plan (included as Annex E to the proxy statement/prospectus).
10.7	Form of Shareholders Agreement by and among Williams Scotsman Holdings Corp., Williams Scotsman Corporation, Algeco Scotsman Global S.à r.l. and Algeco Scotsman Holdings Kft. (included as Annex G to the proxy statement/prospectus).
10.8	Form of Exchange Agreement by and among Williams Scotsman Holdings Corp., Williams Scotsman Corporation, Algeco Scotsman Global S.à r.l. and Algeco Scotsman Holdings Kft. ((included as Annex H to the proxy statement/prospectus).
23.1	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Double Eagle Acquisition Corp.
23.2	Consent of Ernst & Young LLP, independent registered public accounting firm of Williams Scotsman International, Inc. and its subsidiaries.
23.3	Consent of Winston & Strawn LLP (included as part of Exhibit 5.1).
24.1**	Power of Attorney (included on signature page to this registration statement).
99.1**	Form of Proxy Card for Double Eagle Acquisition Corp. Extraordinary General Meeting.
99.2**	Consent of Gerry Holthaus.
99.3**	Consent of Bradley Soultz.
99.4**	Consent of Stephen Robertson.
99.5**	Consent of Gary Lindsay.
99.6**	Consent of Mark Bartlett.

**	previously filed
+	indicates a management or compensatory plan
†	Schedules to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby agrees to furnish a copy of any omitted schedules to the SEC upon request.